As filed with the Securities and Exchange Commission on January 18, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alcoa Corporation

(Exact name of registrant as specified in its charter)

Delaware	3334	81-1789115
(State or other jurisdiction of incorporation)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

390 Park Avenue

New York, New York 10022-4608

(212) 518-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey D. Heeter

Executive Vice President, General Counsel and Secretary

201 Isabella Street, Suite 500

Pittsburgh, Pennsylvania 15212-5858

(412) 315-2900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig B. Brod Sung K. Kang Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Andrew J. Pitts D. Scott Bennett Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	36,311,767	$31.54	$1,145,273,131.18	$132,737.16

(1)	Pursuant to Rule 457(c) under the Securities Act, the proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of registration fee are estimated solely for the purpose of calculating the amount of the registration fee and are based on the average of the high and low prices of shares of common stock of the registrant as reported on the New York Stock Exchange on January 11, 2017.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated January 18, 2017

PROSPECTUS

Up to 36,311,767 Shares

Alcoa Corporation

Common Stock

The selling stockholder identified in this prospectus may offer, from time to time, up to 36,311,767 shares of our common stock. We are registering such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AA.” On January 17, 2017, the closing price of our common stock as reported on the NYSE was $32.64 per share.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors ” beginning on page 16.

At the time the selling stockholder offers shares registered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2017.

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About this Prospectus

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell, in one or more offerings, shares of our common stock.

At the time the selling stockholder offers shares of our common stock registered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and the applicable prospectus supplement as well as any post-effective amendments to the registration statement of which this prospectus forms a part before you make any investment decision.

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC and we take no responsibility for any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, operating results or financial condition may have changed since such date.

Presentation of Information

Unless the context otherwise requires:

•	References in this prospectus to “Alcoa Corporation,” “we,” “us,” “our,” “our company,” “the company” and “the Company” refer to Alcoa Corporation, a Delaware corporation, and its subsidiaries.

•	References in this prospectus to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation, and its consolidated subsidiaries, including the Alcoa Corporation Business prior to completion of the separation (as defined below).

•	References in this prospectus to the “Alcoa Corporation Business” refer to ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, as well as a Rolled Products business consisting of ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia.

•	References in this prospectus to “Arconic” refer to ParentCo after the completion of the separation and the distribution, following which ParentCo changed its name to “Arconic Inc.” and its business comprised the Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses.

•	References in this prospectus to the “Arconic Business” refer to ParentCo’s Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses, collectively.

•	References in this prospectus to the “separation” refer to the separation of the Alcoa Corporation Business from ParentCo’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Alcoa Corporation, which holds the assets and liabilities associated with the Alcoa Corporation Business following the distribution.

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•	References in this prospectus to the “distribution” refer to the distribution on November 1, 2016 of 80.1% of Alcoa Corporation’s issued and outstanding shares of common stock to ParentCo stockholders as of the close of business on October 20, 2016, the record date for the distribution.

•	References in this prospectus to Alcoa Corporation’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Alcoa Corporation Business as the business was conducted as part of ParentCo prior to the completion of the separation.

•	References in this prospectus to the selling stockholder refer to Arconic Inc.

•	The Combined Financial Statements of Alcoa Corporation included in this prospectus assume the completion of all of the transactions referred to in this prospectus in connection with the separation and distribution.

Trademarks and Trade Names

Alcoa Corporation owns or has rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Among the trademarks that Alcoa Corporation owns or has rights to use that appear in this prospectus are the name “Alcoa” and the Alcoa symbol for aluminum products. Solely for convenience, we only use the TM or ® symbols the first time any trademark or trade name is mentioned. Each trademark or trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company.

Industry Information

Unless indicated otherwise, the information concerning our industry contained in this prospectus is based on Alcoa Corporation’s general knowledge of and expectations concerning the industry. Alcoa Corporation’s market position, market share and industry market size are based on estimates using Alcoa Corporation’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Alcoa Corporation has not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, Alcoa Corporation believes that data regarding the industry, market size and its market position and market share within such industry provide general guidance but are inherently imprecise. Further, Alcoa Corporation’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

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PROSPECTUS SUMMARY

The following is a summary of selected information discussed in this prospectus. This summary may not contain all of the information that may be important to you. To better understand our business and financial position, you should carefully review this entire prospectus. Unless the context otherwise requires, references in this prospectus to “Alcoa Corporation,” “we,” “us,” “our,” “our company” and “the company” refer to Alcoa Corporation, a Delaware corporation, and its subsidiaries. The Combined Financial Statements of Alcoa Corporation assume the completion of all of the transactions referred to in this prospectus in connection with the separation and distribution. Unless the context otherwise requires, references in this prospectus to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation, and its consolidated subsidiaries, including the Alcoa Corporation Business prior to completion of the separation, and references in this prospectus to “Arconic” refer to ParentCo after the completion of the separation and the distribution, following which ParentCo changed its name to “Arconic Inc.”.

Unless the context otherwise requires, references in this prospectus to our historical assets, liabilities, products, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia, as such operations were conducted as part of ParentCo prior to completion of the separation.

Our Company

Alcoa Corporation is a global industry leader in the production of bauxite, alumina and aluminum, enhanced by a strong portfolio of value-added cast and rolled products and substantial energy assets. Alcoa Corporation draws on the innovation culture, customer relationships and strong brand of ParentCo. Previously known as the Aluminum Company of America, ParentCo pioneered the aluminum industry over 128 years ago with the discovery of the first commercial process for the affordable production of aluminum. Since the discovery, Alcoa aluminum was used in the Wright brothers’ first flight (1903), and ParentCo helped produce the first aluminum-sheathed skyscraper (1952), the first all-aluminum vehicle frame (1994) and the first aluminum beer bottle (2004). Today, Alcoa Corporation extends this heritage of product and process innovation as it strives to continuously redefine world-class operational performance at its locations, while partnering with its customers across its range of global products. We believe that the lightweight capabilities and enhanced performance attributes that aluminum offers across a number of end markets are in increasingly high demand and underpin strong growth prospects for Alcoa Corporation.

Alcoa Corporation’s operations encompass all major production processes in the primary aluminum industry value chain, which we believe provides Alcoa Corporation with a strong platform from which to serve our customers in each critical segment. Our portfolio is well-positioned to take advantage of the estimated, as of September 30, 2016, 5% growth in global aluminum demand in 2016 and to be globally cost competitive throughout all phases of the aluminum commodity price cycle.

Our Strengths

Alcoa Corporation’s significant competitive advantages distinguish us from our peers.

World-class aluminum assets. Alcoa Corporation has an industry-leading, cost-competitive portfolio comprising six businesses—Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy. These assets include the largest bauxite mining portfolio in the world; a first quartile low cost, globally diverse alumina refining system; and a newly optimized aluminum smelting portfolio. With our innovative network of casthouses, we can customize the majority of our primary aluminum production to the precise specifications of our customers and we believe that our rolling mills provide us with a cost competitive and efficient platform to serve the North American packaging market. Our portfolio of energy assets provides third-party sales opportunities, and in some cases, has the operational flexibility to either support metal production or capture earnings through third-party power sales. In addition, the expertise within each business supports the next step in our value chain by providing optimized products and process knowledge.

Our fully integrated Saudi Arabian joint venture, formed in 2009 with the Saudi Arabian Mining Company (Ma’aden), showcases those synergies. Through our Ma’aden joint venture, we have developed the lowest cost aluminum production complex within the worldwide Alcoa Corporation system. The complex includes a bauxite mine, an alumina refinery, an aluminum smelter and a rolling mill. The complex, which relies on low-cost and clean power generation, is an integral part of Alcoa Corporation’s strategy to lower its overall production cost base. By establishing a strong footprint in the growing Middle East region, Alcoa Corporation is also well-positioned to capitalize on growth and new market opportunities in the region. Ma’aden owns a 74.9% interest in the joint venture. Alcoa Corporation owns a 25.1% interest in the smelter and rolling mill; and Alcoa World Alumina and Chemicals (“AWAC”) (which is owned 60% by Alcoa Corporation) holds a 25.1% interest in the mine and refinery.

Customer relationships across the industry spectrum and around the world. As a well-established world leader in the production of bauxite, alumina and aluminum products, Alcoa Corporation has the scale, global reach and proximity to major markets to deliver our products to our customers and their supply chains all over the world. We believe Alcoa Corporation’s global network, broad product portfolio and extensive technical expertise position us to be the supplier of choice for a range of customers across the entire aluminum value chain.

Our global reach also provides portfolio diversity that can enable us to benefit from local or regional economic cycles. Every Alcoa Corporation business segment operates in multiple countries and both hemispheres.

Alcoa Corporation Global Footprint

Access to key strategic markets. As illustrated by our bauxite mining operations in the Brazilian Amazon rainforest, and our participation in the first fully integrated aluminum complex in Saudi Arabia, our ability to operate successfully and sustainably has allowed us to forge partnerships in new markets, enter markets more efficiently, gain local knowledge, develop local capacity and reduce risk. We believe that these attributes also make us a preferred strategic partner of our current host countries and of those looking to evaluate and build future opportunities in our industry.

Experienced management team with substantial industry expertise. Our management team has a strong track record of performance and execution. Roy C. Harvey, who previously served as President of ParentCo’s Global Primary Products business, is Alcoa Corporation’s Chief Executive Officer. Mr. Harvey served more than 14 years in various capacities at ParentCo, including as ParentCo’s Executive Vice President of Human Resources and Environment, Health, Safety and Sustainability and Vice President of Investor Relations. In addition, William F. Oplinger, previously ParentCo’s Executive Vice President and Chief Financial Officer, is Alcoa Corporation’s Executive Vice President and Chief Financial Officer. Tómas Már Sigurdsson, the Chief Operating Officer of ParentCo’s Global Primary Products business, is Alcoa Corporation’s Executive Vice President and Chief Operating Officer. Our senior management team collectively has more than 110 years of experience in the metals and mining, commodities and aluminum industries.

History of operational excellence and continuous productivity improvements. Alcoa Corporation’s dedication to operational excellence has enabled us to withstand unfavorable market conditions. In addition, our productivity program has allowed us to capture cost savings and, by focusing on continuously improving our manufacturing and procurement processes, we seek to produce ongoing cost benefits through the efficient use of raw materials, resources and other inputs. We believe that Alcoa Corporation is positioned to be resilient against market down-swings and to capitalize on the upswings throughout the market cycle.

Positioned for future market scenarios. Since 2010, we have reshaped our portfolio and implemented other changes to our business model in order to make Alcoa Corporation more resilient in times of market volatility. We believe these changes will continue to drive value-creation opportunities in the years ahead. Among other disciplined actions, we have:

•	closed, divested or curtailed 35% of total smelting operating capacity and 25% of total operating refining capacity, enabling us to become more cost competitive;

•	enhanced our portfolio through our 25.1% investment in the Alcoa Corporation-Ma’aden joint venture in Saudi Arabia, the lowest-cost integrated aluminum complex within the worldwide Alcoa Corporation system, which is now fully operational;

•	revolutionized the way we sell smelter-grade alumina by shifting our pricing model to an Alumina Price Index (API) or spot pricing, which reflects alumina supply and demand fundamentals;

•	grown our portfolio of value-added cast product offerings, and increased the percentage of value-added products we sell;

•	transitioned our non-rolling assets from a regional operating structure to five separate business units focused on Bauxite, Alumina, Aluminum, Cast Products and Energy, and taken significant steps to position each business unit for greater efficiency, profitability and value-creation at each stage of the value chain; and

•	reduced costs in our Rolled Products operations, and intensified our focus on innovation and value-added products, including aluminum bottle and specialty coatings.

Through our actions, we have improved the position of our alumina refining system on the global alumina cost curve from the 30th percentile in 2010 to the 17th percentile as of September 30, 2016, 4 points better than our 2016 target of the 21st percentile. We have also improved 13 points on the global aluminum cost curve since 2010, to the 38th percentile as of September 30, 2016, achieving our 2016 target. In addition, as of that date we have maintained a first quartile 20th percentile position on the global bauxite cost curve.

The combined effect of these actions has been to enhance our business position in a recovering macroeconomic environment for bauxite, alumina, aluminum and aluminum products, which we believe will allow us to weather the market downturns today while preparing to capitalize on upswings in the future.

Dedication to environmental excellence and safety. We regularly review our strategy and performance with a view toward maximizing our efficient use of resources and our effective control of emissions, waste and land use, and to improve our environmental performance. For example, in order to lessen the impact of our mining activities, we have targeted minimum environmental footprints for each mine to achieve by 2020. Three of our mines that were active in 2015 have already achieved their minimum environmental footprint. During 2015, we disturbed a total of 2,988 acres of mine lands worldwide and rehabilitated 3,233 acres. Alcoa Corporation’s business lowered its carbon dioxide (CO2) intensity by more than 12% between 2010 and 2015, achieving its target of 30% reduction in CO2 intensity from a 2005 baseline, a full five years ahead of target. Alcoa Corporation is also committed to a world-class health and safety culture that has consistently delivered incident rates below industry averages. As part of ParentCo, the Alcoa Corporation Business improved its Days Away, Restricted, and Transfer (DART) rate—a measure of days away from work or job transfer due to injury or illnesses—by 62% between 2010 and 2015. Alcoa Corporation intends to continue to intensify our fatality prevention efforts and the safety and well-being of our employees will remain the top priority for Alcoa Corporation.

Our Strategies

As Alcoa Corporation, we intend to continue to be an industry leader in the production of bauxite, alumina, primary aluminum and aluminum cast and rolled products. We will remain focused on cost efficiency and profitability, while also seeking to develop operational and commercial innovations that will sharpen our competitive edge. Our management team has considerable experience in managing through tough market cycles, which we believe will enable us to profit through commodity down-swings. In upswings, we believe our low cost assets will be well positioned to deliver strong returns.

Alcoa Corporation will also remain focused on our core values. We will continue to hold ourselves to the highest standards of environmental and ethical practices, support our communities through Alcoa Foundation grants and employee volunteerism, and maintain transparency in our actions and ongoing dialogue with local stakeholders. We believe that this is essential to support our license to operate in the unique communities in which we do business, ensuring sustainability, and making us the partner of choice. Combined with our continued focus on operational excellence and rigorous management of our assets, we expect to create value for our stockholders and customers and attract and retain highly-qualified talent.

We intend to remain true to our heritage by focusing on the following core principles:

Solution-Oriented Customer Relationships and Programs. We aim to succeed by helping our customers innovate and win in their markets. We will work to provide new and improved products and technical expertise that support our customers’ innovation, which we believe will help to strengthen the demand and consumption of aluminum across the globe for all segments of the value chain. We intend to continue prudently investing in our technical resources to both drive our own efficiencies and to help our customers develop solutions to their challenges.

Establishment of a Strong, Operator-Focused Culture. We are proud of the over 128 year history of the Alcoa Corporation Business and the culture of innovation and operational excellence upon which we are built. We intend to build a culture for Alcoa Corporation that is true to this heritage and focuses our management, operational processes and decision-making on the critical success of our mines and facilities. To support this effort, we will work to have an overhead structure that is appropriately scaled for our business, and will use our deep industry and operational expertise to navigate an ever-changing and volatile industry.

Operational reliability and excellence. We are committed to the development, maintenance and use of our reliability excellence program, which is designed to optimize the operational availability and integrity of our assets, while driving lower costs. We will also continue to build on our “Center of Excellence (COE)” model, which leverages central research and development and technical expertise within each business to facilitate the transfer of best practices, while also providing rapid response to plant level disruptions.

Aggressive asset portfolio management. Alcoa Corporation will continue to review our portfolio of assets and opportunities to maximize value creation. Having delinked the aluminum value chain by restructuring our upstream businesses into standalone units (Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy), we believe we are well-positioned to pursue opportunities to reduce costs and grow revenue and margins across our portfolio. Examples of these opportunities include the growth of our third party bauxite sales, the ability, in some cases, to flex energy between aluminum production and power sales, the increase in our value-added cast products as a percentage of aluminum sales and the combination of the state-of-the-art rolling mill in Saudi Arabia and our Warrick rolling mill’s current products and customer relationships. We will also continue to monitor our assets relative to market conditions, industry trends and the position of those assets in their life cycle, and we will curtail, sell or close assets that do not meet our value-generation standards.

Efficient use of available capital. In seeking to allocate our capital efficiently, we expect that our near-term priorities will be to sustain valuable assets in the most cost-effective manner while de-levering our balance sheet by managing debt and long term liabilities. We intend to effectively deploy excess cash to maximize long-term stockholder value, with incremental growth opportunities and other value-creating uses of capital evaluated against return of capital to stockholders. We expect that return on capital (“ROC”) will be the primary metric we use to drive capital allocation decisions.

Disciplined Execution of High-Return Growth Projects. We expect to continue to look for and implement incremental growth projects that meet our rigorous ROC standards, while working to ensure that those projects are completed on time and within budget.

Continuous pursuit of improvements in productivity. A strong focus on productivity will remain a critical component of Alcoa Corporation’s continued success. We believe that our multi-phased approach, consisting of reliability excellence programs, strong procurement strategies across our businesses, and a continuous focus on technical efficiencies, will allow us to continue to drive productivity improvements.

Attracting and Retaining the Best Employees Globally. Our people-processes and career development programs are designed to attract and retain the best employees, whether it be as operators from the local communities in which we work, or senior management with experiences that can strengthen our ability to execute. We will strive to harness the collective creativity and diversity of thought of our workforce to drive better outcomes and to design, build and implement improvements to our processes and products.

Each of Alcoa Corporation’s six businesses provides a solid foundation upon which to grow.

Premier bauxite position. Alcoa Corporation is the world’s largest bauxite miner, with 45.3 million bone dry metric tons (bdmt) of production in 2015, enjoying a first-quartile cost curve position. We have access to large bauxite deposit areas with mining rights that extend in most cases more than 20 years. We have ownership in seven active bauxite mines globally, four of which we operate, that are strategically located near key Atlantic and Pacific markets, including the Huntly mine in Australia, the second largest bauxite mine in the world. In addition to supplying bauxite to our own alumina refining system, we are seeking to grow our newly developed third-party bauxite sales business. For example, during the third quarter of 2015, Alcoa Corporation’s affiliate, Alcoa of Australia Limited, received permission from the Government of Western Australia to export trial shipments from its Western Australia mines. In addition, we have secured multiple bauxite supply contracts valued at nearly $600 million of revenue over 2016 and 2017. We intend to selectively grow our industry-leading assets, continue to build upon our solid operational strengths and develop new ore reserves. We intend to maintain our focus on mine reclamation and rehabilitation, which we believe not only benefits our current operations, but can facilitate access to new projects in diverse communities and ecosystems globally.

Attractive alumina portfolio. We are also the world’s largest alumina producer, with a highly competitive first-quartile cost curve position. Alcoa Corporation has nine refineries on five continents, including one of the world’s largest alumina production facilities, the Pinjarra refinery in Western Australia. In addition to supplying our aluminum smelters with high quality feedstock, we also have significant alumina sales to third parties, with almost 70% of 2015 production being sold externally. Our operations are strategically located for access to growing markets in Asia, the Middle East and Latin America. We are improving our alumina margins by continuing to shift the pricing of our third party smelter-grade alumina sales from the historical London Metal Exchange (“LME”) aluminum-based pricing to API pricing which better reflects alumina production cost and market fundamentals. In 2015, we grew the percentage of third-party smelter grade alumina shipments that were API or spot-priced to 75%, up from 68% in 2014 and up from 5% in 2010. As of September 30, 2016, we expect that approximately 85% of our third-party alumina shipments will be based on API or spot pricing during 2016. We have also steadily increased our system-wide capacity over the past decade through a combination of operational improvements and incremental capacity projects, effectively adding capacity equivalent to a new refinery. We intend to maintain our first quartile global cost position for Alcoa Corporation’s Alumina business while incrementally growing capacity and continuously striving for sustained operational excellence.

Smelting portfolio positioned to benefit as aluminum demand increases. As a global aluminum producer with a second-quartile cost curve portfolio, we believe that Alcoa Corporation is well positioned to benefit from robust growth in aluminum demand. As of September 30, 2016, we estimated record global aluminum demand in

2016 of 59.7 million metric tons, up 5% over 2015. Global aluminum demand was expected to double between 2010 and 2020 and, through the first half of the decade, demand growth tracked ahead of the projection. We expect that our proximity to major markets—with over 50% of our capacity located in Canada, Iceland and Norway, close to the large North American and European markets—will give us a strategic advantage in capitalizing on growth in aluminum demand. In addition, our 25.1% ownership stake in the low-cost aluminum complex in Saudi Arabia, as well as our proven track record of taking actions to optimize our operations, makes us well-positioned to benefit from improved market conditions in the future. Furthermore, with approximately 75% of our smelter power needs contractually secured through 2022, we believe that Alcoa Corporation is well positioned to manage that important dimension of our cost base. Our Aluminum business intends to continue its pursuit of operating efficiencies and incremental capacity expansion projects. We intend to react quickly to market cycles to curtail unprofitable facilities, if necessary, but also maintain optionality to profit from higher metal price environments through the restart of idled capacity.

Global network of casthouses. Alcoa Corporation currently operates 15 casthouses providing value-added products to customers in growing markets. We also have three casthouses that are currently curtailed. In our Cast Products business, our aim is to partner with our customers to develop solutions that support their success by providing them with superior quality products, customer service and technical support. Our network of casthouses has enabled us to steadily grow our cast products business by offering differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand. We intend to continue to improve the value of our installed capacity through productivity and technology gains, and will look for opportunities to add new capacity and develop new product lines in markets where we believe superior returns can be realized. Value-added products grew to 67% of total Cast Products shipments in 2015, compared to 65% in 2014 and 57% in 2010. Our value-added product portfolio has been profitable throughout the primary aluminum market cycle and, from 2010 to 2015, our casting business realized $1.6 billion in incremental margins through value-added sales when compared to selling unalloyed commodity grade ingot. We have also introduced EZCAST™, VERSACAST™, SUPRACAST™ and EVERCAST™ advanced alloys with improved thermal performance and corrosion resistance that have already been qualified with top-tier original equipment manufacturers. Additional trials are continuing.

Efficient and focused rolling mills. Alcoa Corporation has rolling operations in Warrick, Indiana, and Saudi Arabia which, together, serve the North American aluminum can sheet market. The Warrick Rolling Mill is focused on packaging, producing can body stock, can end and tab stock, bottle stock and food can stock, and industrial sheet and lithographic sheet. The Ma’aden Rolling Mill currently produces can body stock, can end and tab stock, and hot-rolled strip for finishing into automotive sheet. Following the separation, the facilities manufacturing products for the North American can packaging market are located only at the Warrick and Ma’aden Rolling Mills, and the Arconic rolling mills do not compete in this market. As the packaging market in North America has become highly commoditized, we believe that our experience in, and focus on, operational excellence and continuous productivity improvements will be key competitive advantages. We intend to lower costs through productivity improvements, improved capacity utilization and targeted capital deployment.

Substantial energy assets. Our Energy portfolio will continue to be focused on value creation by seeking to lower overall operational costs and maintaining flexibility to sell power or consume it internally. As of September 30, 2016, Alcoa Corporation has a valuable portfolio of energy assets with power production capacity of approximately 1,685 megawatts, of which approximately 61% is low-cost hydroelectric power. We believe that our energy assets provide us with operational flexibility to profit from market cyclicality. In continuously assessing the energy market environment, we strive to meet in-house energy requirements at the lowest possible cost and also sell power to external customers at attractive profit margins. With approximately 55% of Alcoa Corporation-generated power being sold externally in 2015, we achieved significant earnings from power sales globally. In addition, our team of Energy employees has considerable expertise in managing our external sourcing of energy for our operations, which has enabled us to achieve favorable commercial outcomes. For example, in 2015, we secured an attractive 12-year gas supply agreement (starting in 2020) to power our extensive alumina refinery operations in Western Australia.

Summary of Risk Factors

An investment in our company is subject to a number of risks, including risks relating to our business, risks related to the separation, risks related to our common stock and risks related to our indebtedness. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors,” beginning on page 16 of this prospectus, for a more thorough description of these and other risks.

Risks Related to Our Business

•	The aluminum industry and aluminum end-use markets are highly cyclical and are influenced by a number of factors, including global economic conditions.

•	We could be materially adversely affected by declines in aluminum prices, including global, regional and product-specific prices.

•	We may not be able to realize the expected benefits from our strategy of creating a lower cost, competitive commodity business by optimizing our portfolio.

•	Our operations consume substantial amounts of energy; profitability may decline if energy costs rise or if energy supplies are interrupted.

•	Our business is capital intensive, and if there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

•	Deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

•	Our profitability could be adversely affected by increases in the cost of raw materials or by significant lag effects of decreases in commodity or LME-linked costs.

•	We may be exposed to significant legal proceedings, investigations or changes in U.S. federal, state or foreign law, regulation or policy.

Risks Related to the Separation

•

We have only operated as an independent company since November 1, 2016, the effective date of the separation, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company during the time periods presented and may not be a reliable indicator of our future results.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.

•	In connection with our separation from ParentCo, Arconic has agreed to indemnify us for certain liabilities and we have agreed to indemnify Arconic for certain liabilities. If we are required to pay under these indemnities to Arconic, our financial results could be negatively impacted. The Arconic indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Arconic will be allocated responsibility, and Arconic may not be able to satisfy its indemnification obligations in the future.

•	If the distribution, together with certain related transactions, does not continue to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Arconic, Alcoa Corporation and Arconic stockholders could be subject to significant tax liabilities and, in certain circumstances, Alcoa Corporation could be required to indemnify Arconic for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

•	The transfer to us of certain contracts and other assets may still require the consents of, or provide other rights to, third parties. If such consents are not obtained, we may not be entitled to the benefit of such contracts and other assets, which could increase our expenses or otherwise harm our business and financial performance.

Risks Related to Our Common Stock

•	Our stock price may fluctuate significantly, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

•	The selling stockholder owns 36,311,767 shares of our common stock. We are registering on a registration statement on Form S-1, of which this prospectus forms a part, such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. The sale of such shares in one or more offerings may cause our stock price to decline.

•	We cannot guarantee the timing, amount or payment of dividends on our common stock.

Risks Related to Our Indebtedness

•	Our indebtedness restricts our current and future operations, which could adversely affect our ability to respond to changes in our business and manage our operations.

•	Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, financial condition, results of operations or cash flows.

The Separation and Distribution

On September 28, 2015, ParentCo announced its intent to separate its Alcoa Corporation Business from its Arconic Business. Alcoa Corporation was formed to hold ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia. Following the separation, Alcoa Corporation holds the assets and liabilities of ParentCo relating to those businesses and the direct and indirect subsidiary entities that operated the Alcoa Corporation Business, subject to certain exceptions. After the separation, Arconic holds

ParentCo’s Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses, including those assets and liabilities of ParentCo and its direct and indirect subsidiary entities that operated the Arconic Business, subject to certain exceptions.

On September 29, 2016, the ParentCo Board of Directors approved the distribution of 80.1% of Alcoa Corporation’s issued and outstanding shares of common stock on the basis of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held as of the close of business on October 20, 2016, the record date for the distribution.

On November 1, 2016, the separation was completed and became effective at 12:01 a.m. Eastern Standard Time. To effect the separation, ParentCo undertook a series of transactions to separate the net assets and certain legal entities of ParentCo, resulting in a cash payment of approximately $1.1 billion to ParentCo by Alcoa Corporation with the net proceeds of a previous debt offering described below under “Financing Transactions”. In conjunction with the separation, 146,159,428 shares of Alcoa Corporation common stock were distributed to ParentCo stockholders. Additionally, Arconic retained 36,311,767 shares of Alcoa Corporation common stock representing its 19.9% retained interest. “Regular-way” trading of Alcoa Corporation’s common stock began with the opening of the NYSE on November 1, 2016 under the ticker symbol “AA.” Alcoa Corporation’s common stock has a par value of $0.01 per share.

Following the distribution, Alcoa stockholders own 80.1% of the outstanding shares of common stock of Alcoa Corporation. Arconic retained 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution. Arconic (the selling stockholder named herein) intends to dispose of the Alcoa Corporation common stock that it retained after the distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, within the 18-month period following the distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution. We are registering on a registration statement on Form S-1, of which this prospectus forms a part, the shares retained by Arconic under the terms of a stockholder and registration rights agreement between us and the selling stockholder.

Financing Transactions

On September 16, 2016, Alcoa Corporation and Alcoa Nederland Holding B.V. (“Alcoa Nederland”), a wholly-owned subsidiary of Alcoa Corporation, entered into a revolving credit agreement with a syndicate of lenders and issuers named therein (as amended from time to time, the “Revolving Credit Agreement”). The Revolving Credit Agreement provides a $1,500 million senior secured revolving credit facility (the “Revolving Credit Facility”), the proceeds of which may be used for transaction costs related to the separation and distribution, to provide working capital, and/or for other general corporate purposes of Alcoa Corporation and its subsidiaries. Subject to the terms and conditions of the Revolving Credit Agreement, Alcoa Nederland may from time to time request the issuance of letters of credit up to $750 million under the Revolving Credit Facility, subject to a sublimit of $400 million for any letters of credit issued for the account of Alcoa Corporation or any of its domestic subsidiaries.

There were no amounts outstanding at September 30, 2016 and no amounts were borrowed during the 2016 third quarter under the Revolving Credit Facility.

Also in September 2016, Alcoa Nederland completed a debt offering for $750 million of 6.75% Senior Notes due 2024 (the “2024 Notes”) and $500 million of 7.00% Senior Notes due 2026 (“2026 Notes” and, collectively with the 2024 Notes, the “Notes”) under Rule 144A of the U.S. Securities Act of 1933, as amended

(the “Securities Act”). Alcoa Nederland received $1,228 million in net proceeds from the debt offering reflecting a discount to the initial purchasers of the Notes. The net proceeds were used to make a payment to ParentCo to fund the transfer of certain assets from ParentCo to Alcoa Corporation in connection with the separation and distribution, and any remaining net proceeds will be used for general corporate purposes. The discount to the initial purchasers was deferred and is being amortized to interest expense over the respective terms of the Notes. Interest on the Notes will be paid semi-annually in March and September, commencing March 2017.

The Notes are senior unsecured obligations of Alcoa Nederland and do not entitle the holders to any registration rights pursuant to a registration rights agreement. The Notes are guaranteed on a senior unsecured basis by Alcoa Corporation and its subsidiaries that are guarantors under the Revolving Credit Agreement (the “subsidiary guarantors” and, together with Alcoa Corporation, the “guarantors”). Each of the subsidiary guarantors will be released from their Notes guarantees upon the occurrence of certain events, including the release of such guarantor from its obligations as a guarantor under the Revolving Credit Agreement.

For additional information regarding the Revolving Credit Agreement and the Notes, see the section entitled “Description of Material Indebtedness.”

Alcoa Corporation’s Post-Separation Relationship with Arconic

Alcoa Corporation entered into a separation and distribution agreement with ParentCo (the “separation agreement”). In connection with the separation, we also entered into various other agreements to effect the separation and provide a framework for our relationship with Arconic after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to North American packaging business. These agreements provide for the allocation between Alcoa Corporation and Arconic of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from ParentCo and govern certain relationships between us and Arconic after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.” For additional information regarding the internal reorganization, see the section entitled, “The Separation and Distribution—Internal Reorganization.”

Corporate Information

Alcoa Corporation was incorporated in Delaware for the purpose of holding ParentCo’s Alcoa Corporation Business in connection with the separation and distribution described herein. Prior to the transfer of these businesses to us by ParentCo, which occurred prior to the distribution, Alcoa Corporation had no operations. The address of our principal executive offices is 390 Park Avenue, New York, New York 10022-4608. Our telephone number is (212) 518-5400. We maintain an Internet site at www.alcoa.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Recent Developments

Our financial results for the year ended December 31, 2016 are not yet complete and are not available as of the date of this prospectus. The preliminary financial information presented below relates to events that occurred during the three-month period ended December 31, 2016. This financial information, along with the full results of Alcoa Corporation for the year ended December 31, 2016, remain subject to the completion of management’s review and other procedures, as well as the completion of the audit of our annual consolidated financial statements. Accordingly, you should not place undue reliance on this preliminary financial information. Please refer to “Cautionary Note Regarding Forward-Looking Statements.” This preliminary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes thereto included elsewhere in this prospectus. For additional information, please see “Risk Factors.”

The preliminary financial information included in this prospectus has been prepared by and is the responsibility of Alcoa Corporation’s management. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial information. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Curtailment of All Operating Capacity at Suralco

On December 30, 2016, management of Alcoa Corporation approved the permanent closure of the Suralco refinery (capacity of 2,207,000 metric-tons-per-year) in Suriname effective immediately. The Suralco refinery has been fully curtailed since November 2015. Management of ParentCo decided to curtail the remaining operating capacity of the Suralco refinery during 2015 in an effort to improve the position of ParentCo’s refining operations on the global alumina cost curve. Since that time, management of ParentCo (through October 31, 2016) and then, separately, management of Alcoa Corporation (from November 1, 2016 through the end of 2016) had been in discussions with the Government of the Republic of Suriname to determine the best long-term solution for Suralco due to limited bauxite reserves and the absence of a long-term energy alternative. The decision to permanently close the Suralco refinery was based on the ultimate conclusion of those discussions. Demolition and remediation activities related to this action will begin in 2017 and are expected to be completed by the end of 2021. The related bauxite mines in Suriname will also be permanently closed while the hydroelectric facility that supplied power to the Suralco refinery, known as Afobaka, will continue to operate and supply power to the Government of the Republic of Suriname.

As a result of this decision, Alcoa Corporation expects to record restructuring-related charges of $132 million ($90 million after-tax and noncontrolling interest, or $0.49 per diluted share) in the fourth quarter of 2016. These charges include $116 million for asset retirement obligations and environmental remediation resulting from the decision to permanently close and demolish this facility and related infrastructure and $16 million for asset impairments to write off the remaining book value of various assets. In 2015, ParentCo recorded significant restructuring-related charges as a result of the curtailment of the Suralco refinery for accelerated depreciation and asset impairments, layoff costs, contract terminations, and asset retirement obligations. Additionally, Alcoa Corporation expects to record demolition expenses and holding costs of $49 million ($30 million after-tax and noncontrolling interest) as incurred during the subsequent five-year timeframe (2017 through 2022).

Expected future cash outlays related to the closure of the refining and mining operations in Suriname total $224 million (Alcoa Corporation’s share is estimated to be $151 million), including $36 million in 2017 (Alcoa Corporation’s share is estimated to be $24 million). The $224 million is comprised of the $116 million in 2016 fourth quarter charges for asset retirement obligations and environmental remediation, $59 million related to previously accrued asset retirement obligations and environmental remediation liabilities, and the $49 million in estimated future demolition expenses and holding costs.

Amounts related to this action are still being finalized. Also, it is possible that charges in addition to those described above may be recognized in future periods.

The Suralco operations are owned by legal entities that are part of the AWAC group of companies owned 60% by Alcoa Corporation and 40% by Alumina Limited of Australia.

Material Impairments

On December 30, 2016, management of Alcoa Corporation concluded that an interest in certain gas exploration assets in Western Australia has been impaired. Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia (“AofA”), which is part of AWAC, owns an interest in a gas exploration project that was initially entered into in 2007 as a potential source of low-cost gas to supply AofA’s refineries in Western Australia. This interest, now at 43%, relates to four separate gas wells and, prior to management’s conclusion, had a carrying value of $74 million. In the fourth quarter of 2016, AofA received the results of a technical analysis performed earlier in the year for two of the wells and an updated analysis for a third well that concluded that the cost of gas recovery would be significantly higher than the market price of gas. For the fourth well, the results of a technical analysis performed prior to 2016 indicated that the cost of gas recovery would be lower than the market price of gas and, therefore, would require additional investment to move to the next phase of commercial evaluation, which management previously supported. In the fourth quarter of 2016, management re-evaluated its options related to the fourth well and decided it is not economical to make such a commitment for the foreseeable future. As a result, AofA fully impaired its $74 million interest resulting in Alcoa Corporation recording a $31 million non-cash charge (after-tax and noncontrolling interest), or $0.17 per diluted share, in the fourth quarter of 2016.

Other Events

Alcoa Corporation’s Portland smelter in Australia experienced a power outage on December 1, 2016, resulting in a production stoppage on one of the potlines and a reduction in full operating capacity of the other potline. The financial impact of this event was unknown at that time; however, management has since been able to assess this matter and has determined that the financial impact is not expected to be significant in the fourth quarter of 2016.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

COMBINED FINANCIAL DATA

The following summary financial data reflects the combined operations of Alcoa Corporation. We derived the summary combined income statement data for the years ended December 31, 2015, 2014, and 2013, and summary combined balance sheet data as of December 31, 2015 and 2014, as set forth below, from our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this prospectus. We derived the summary combined income statement data for the nine months ended September 30, 2016 and 2015, and summary combined balance sheet data as of September 30, 2016, as set forth below, from our unaudited Combined Financial Statements, included elsewhere in this prospectus. The historical results do not necessarily indicate the results expected for any future period.

The summary unaudited pro forma combined financial data for the year ended December 31, 2015, and for the nine months ended September 30, 2016 has been prepared to reflect the separation, including the incurrence by a subsidiary of Alcoa Corporation of indebtedness of approximately $1,250 million. The outstanding indebtedness of Alcoa Corporation and its combined subsidiaries totaled $1,478 million as of September 30, 2016. The Unaudited Pro Forma Statement of Combined Operations Data presented for the year ended December 31, 2015 and the nine months ended September 30, 2016, assumes the separation occurred on January 1, 2015. The Unaudited Pro Forma Combined Balance Sheet as of September 30, 2016, assumes the separation occurred on September 30, 2016. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The Unaudited Pro Forma Combined Condensed Financial Statements are not necessarily indicative of our results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. They may not reflect the results of operations or financial condition that would have resulted had we been operating as a standalone, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data of Alcoa Corporation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Combined Financial Statements and accompanying notes included elsewhere in this prospectus.

	As of and for the nine months ended September 30,			As of and for the year ended December 31,
	Pro forma 2016	2016	2015	Pro forma 2015	2015	2014	2013
(dollars in millions, except realized prices; shipments in thousands of metric tons (kmt))
Sales	$6,781	$6,781	$8,748	$11,199	$11,199	$13,147	$12,573
Amounts attributable to Alcoa Corporation:
Net (loss) income	$(81)	$(261)	$(37)	$(600)	$(863)	$(256)	$(2,909)

Shipments of alumina (kmt)	6,795	6,795	8,042	10,755	10,755	10,652	9,966
Shipments of aluminum (kmt)	2,295	2,295	2,408	3,227	3,227	3,518	3,742

Alcoa Corporation’s average realized price per metric ton of primary aluminum	$1,847	$1,847	$2,190	$2,092	$2,092	$2,396	$2,280

Total assets	$16,233	$17,305	N/A	N/A	$16,413	$18,680	$21,126
Total debt	$1,478	$1,478	N/A	N/A	$225	$342	$420

THE OFFERING

Common stock offered by the selling stockholder	Up to 36,311,767 shares of our common stock.

Use of proceeds	All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale.

Principal Stockholder	Arconic beneficially owns approximately 19.9% of our outstanding shares of our common stock. For further information regarding our relationship with Arconic, see “Our Relationship with Arconic and Certain Other Related Party Transactions.”

Plan of Distribution	The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

Risk Factors	For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” on page 16 of this prospectus.

Listing	Our common stock is listed on the NYSE under the symbol “AA.”

Unless we indicate otherwise, all information in this prospectus is based on 182,930,995 shares of our common stock outstanding as of January 5, 2017 and excludes 18,540,200 shares of our common stock reserved for issuance pursuant to our equity-based compensation plans.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus in evaluating Alcoa Corporation and its common stock. Any of the following risks and uncertainties could materially adversely affect our business, financial condition or results of operations. The risk factors generally have been separated into four groups: risks related to our business, risks related to the separation, risks related to our common stock and risks related to our indebtedness. The below list of factors are not exhaustive or necessarily in order of importance.

Risks Related to Our Business

The aluminum industry and aluminum end-use markets are highly cyclical and are influenced by a number of factors, including global economic conditions.

The aluminum industry generally is highly cyclical, and we are subject to cyclical fluctuations in global economic conditions and aluminum end-use markets. The demand for aluminum is sensitive to, and quickly impacted by, demand for the finished goods manufactured by our customers in industries that are cyclical, such as the commercial construction and transportation, automotive, and aerospace industries, which may change as a result of changes in the global economy, currency exchange rates, energy prices or other factors beyond our control. The demand for aluminum is highly correlated to economic growth. For example, the European sovereign debt crisis that began in late 2009 had an adverse effect on European demand for aluminum and aluminum products. The Chinese market is a significant source of global demand for, and supply of, commodities, including aluminum. A sustained slowdown in China’s economic growth and aluminum demand, or a significant slowdown in other markets, that is not offset by decreases in supply of aluminum or increased aluminum demand in emerging economies, such as India, Brazil, and several South East Asian countries, could have an adverse effect on the global supply and demand for aluminum and aluminum prices.

While we believe the long-term prospects for aluminum and aluminum products are positive, we are unable to predict the future course of industry variables or the strength of the global economy and the effects of government intervention. Negative economic conditions, such as a major economic downturn, a prolonged recovery period, a downturn in the commodity sector, or disruptions in the financial markets, could have a material adverse effect on our business, financial condition or results of operations.

While the aluminum market is often the leading cause of changes in the alumina and bauxite markets, those markets also have industry-specific risks including, but not limited to, global freight markets, energy markets, and regional supply-demand imbalances. The aluminum industry specific risks can have a material effect on profitability for the alumina and bauxite markets.

We could be materially adversely affected by declines in aluminum prices, including global, regional and product-specific prices.

The overall price of primary aluminum consists of several components: (i) the underlying base metal component, which is typically based on quoted prices from the LME; (ii) the regional premium, which comprises the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and (iii) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., coil, billet, slab, rod, etc.) or alloy. Each of the above three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminum (including expectations for growth and contraction and the level of global inventories), and trading activity of financial investors. An imbalance in global supply and demand of aluminum, such as decreasing demand without corresponding supply declines, could have a negative impact on aluminum pricing. Speculative trading in aluminum and the influence of hedge funds and other financial institutions participating in commodity markets have also increased in recent years, contributing to higher levels of price volatility. In 2015, the cash LME price of aluminum reached a high of $1,919 per metric ton and a low of $1,424 per metric ton. High LME inventories, or the release of substantial inventories into the market, could lead to a reduction in the price of aluminum. Declines in the LME price have had a negative impact on our results of operations. Additionally, our results could be adversely affected by decreases in regional premiums that participants in the physical metal market pay for immediate delivery of aluminum. Regional premiums tend to vary based on the supply of and demand for metal in a particular region and associated transportation costs. LME warehousing rules and surpluses have caused regional premiums to decrease, which would have a negative impact on our results of operations. Product premiums generally are a function of supply and demand for a given primary aluminum shape and alloy combination in a particular region. A sustained weak LME aluminum pricing environment, deterioration in LME aluminum prices, or a decrease in regional premiums or product premiums could have a material adverse effect on our business, financial condition, and results of operations or cash flow.

Most of our alumina contracts contain two pricing components: (1) the API price basis and (2) a negotiated adjustment basis that takes into account various factors, including freight, quality, customer location and market conditions. Because the API component can exhibit significant volatility due to market exposure, revenue associated with our alumina operations are exposed to market pricing. Our bauxite-related contracts are typically one to two-year contracts with very little, if any, market exposure; however, we intend to enter into long-term bauxite contracts and therefore, our revenue associated with our bauxite operations may become further exposed to market pricing.

Changes to LME warehousing rules could cause aluminum prices to decrease.

Since 2013, the LME has been engaged in a program aimed at reforming the rules under which registered warehouses in its global network operate. The initial rule changes took effect on February 1, 2015. Additional changes occurred throughout 2015 and 2016, culminating in an increased minimum daily load-out rate and caps on warehouse charges. These rule changes, and any subsequent changes the exchange chooses to make, could impact the supply/demand balance in the primary aluminum physical market and may impact regional delivery premiums and LME aluminum prices. Decreases in regional delivery premiums and/or decreases in LME aluminum prices could have a material adverse effect on our business, financial condition, and results of operations or cash flow.

We may not be able to realize the expected benefits from our strategy of creating a lower cost, competitive commodity business by optimizing our portfolio.

We are continuing to execute a strategy of creating a lower cost, competitive integrated aluminum production business by optimizing our portfolio. We are creating a competitive standalone business by taking decisive actions to lower the cost base of our upstream operations, including closing, selling or curtailing high-cost global smelting capacity, optimizing alumina refining capacity, and pursuing the sale of our interest in certain other operations.

We have made, and may continue to plan and execute, acquisitions and divestitures and take other actions to grow or streamline our portfolio. There is no assurance that anticipated benefits of our strategic actions will be realized. With respect to portfolio optimization actions such as divestitures, curtailments and closures, we may face barriers to exit from unprofitable businesses or operations, including high exit costs or objections from various stakeholders. In addition, we may incur unforeseen liabilities for divested entities if a buyer fails to honor all commitments. Our business operations are capital intensive, and curtailment or closure of operations or facilities may include significant charges, including employee separation costs, asset impairment charges and other measures. There can be no assurance that divestitures or closures will be undertaken or completed in their entirety as planned at the anticipated cost, or that such actions will be beneficial to the company.

Market-driven balancing of global aluminum supply and demand may be disrupted by non-market forces or other impediments to production closures.

In response to market-driven factors relating to the global supply and demand of aluminum and alumina, we have curtailed or closed portions of our aluminum and alumina production capacity. Certain other industry producers have independently undertaken to reduce production as well. Reductions in production may be delayed or impaired by the terms of long-term contracts to buy power or raw materials.

The existence of non-market forces on global aluminum industry capacity, such as political pressures in certain countries to keep jobs or to maintain or further develop industry self-sufficiency, may prevent or delay the closure or curtailment of certain producers’ smelters, irrespective of their position on the industry cost curve. For example, continued Chinese excess capacity overhanging the market and increased exports from China of heavily subsidized aluminum products could materially disrupt world aluminum markets causing continued pricing deterioration.

If industry overcapacity persists due to the disruption by such non-market forces on the market-driven balancing of the global supply and demand of aluminum, the resulting weak pricing environment and margin compression may adversely affect the operating results of the company.

Our operations consume substantial amounts of energy; profitability may decline if energy costs rise or if energy supplies are interrupted.

Our operations consume substantial amounts of energy. Although we generally expect to meet the energy requirements for our alumina refineries and primary aluminum smelters from internal sources or from long-term contracts, certain conditions could negatively affect our results of operations, including the following:

•	significant increases in electricity costs rendering smelter operations uneconomic;

•	significant increases in fuel oil or natural gas prices;

•	unavailability of electrical power or other energy sources due to droughts, hurricanes or other natural causes;

•	unavailability of energy due to local or regional energy shortages resulting in insufficient supplies to serve consumers;

•	interruptions in energy supply or unplanned outages due to equipment failure or other causes;

•	curtailment of one or more refineries or smelters due to the inability to extend energy contracts upon expiration or to negotiate new arrangements on cost-effective terms or due to the unavailability of energy at competitive rates; or

•	curtailment of one or more smelters due to discontinuation of power supply interruptibility rights granted to us under an interruptibility regime in place under the laws of the country in which the smelter is located, or due to a determination that such arrangements do not comply with applicable laws, thus rendering the smelter operations that had been relying on such country’s interruptibility regime uneconomic.

If events such as those listed above were to occur, the resulting high energy costs or the disruption of an energy source or the requirement to repay all or a portion of the benefit we received under a power supply interruptibility regime could have a material adverse effect on our business and results of operations.

Our global operations expose us to risks that could adversely affect our business, financial condition, operating results or cash flows.

We have operations or activities in numerous countries and regions outside the United States, including Australia, Brazil, Canada, Europe, Guinea, and the Kingdom of Saudi Arabia. The company’s global operations are subject to a number of risks, including:

•	economic and commercial instability risks, including those caused by sovereign and private debt default, corruption, and changes in local government laws, regulations and policies, such as those related to tariffs and trade barriers, taxation, exchange controls, employment regulations and repatriation of earnings;

•	geopolitical risks, such as political instability, civil unrest, expropriation, nationalization of properties by a government, imposition of sanctions, changes to import or export regulations and fees, renegotiation or nullification of existing agreements, mining leases and permits;

•	war or terrorist activities;

•	major public health issues, such as an outbreak of a pandemic or epidemic (such as Sudden Acute Respiratory Syndrome, Avian Influenza, H7N9 virus, the Ebola virus or the Zika virus), which could cause disruptions in our operations or workforce;

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and

•	unexpected events, including fires or explosions at facilities, and natural disasters.

While the impact of any of the foregoing factors is difficult to predict, any one or more of them could adversely affect our business, financial condition, operating results or cash flows. Existing insurance arrangements may not provide protection for the costs that may arise from such events.

Our global operations expose us to various legal and regulatory systems, and changes in conditions beyond our control in foreign countries.

In addition to the business risks inherent in operating outside the United States, legal and regulatory systems may be less developed and predictable and the possibility of various types of adverse governmental action more pronounced. For example, we have several state agreements with the government of Western Australia that establish and govern our alumina refining activities in Western Australia. Unexpected or uncontrollable events or circumstances in any of these foreign markets, including actions by foreign governments such as changes in fiscal regimes, termination of our agreements with such foreign governments or increased government regulation could materially and adversely affect our business, financial condition, results of operations or cash flows.

We face significant competition, which may have an adverse effect on profitability.

Alcoa Corporation competes with a variety of both U.S. and non-U.S. aluminum industry competitors. Alcoa Corporation’s metals also compete with other materials, such as steel, titanium, plastics, composites, ceramics, and glass, among others. Technological advancements or other developments by or affecting Alcoa Corporation’s competitors or customers could affect Alcoa Corporation’s results of operations. In addition, Alcoa Corporation’s competitive position depends, in part, on its ability to leverage its innovation expertise across its businesses and key end markets and having access to an economical power supply to sustain its operations in various countries. See “Business—Competition.”

Our business is capital intensive, and if there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

Our business operations are capital intensive, and we devote a significant amount of capital to certain industries. If there are downturns in the industries that we serve, we may be forced to significantly curtail or suspend our operations with respect to those industries, including laying-off employees, recording asset impairment charges and other measures. In addition, we may not realize the benefits or expected returns from announced plans, programs, initiatives and capital investments. Any of these events could adversely affect our results of operations and profitability.

Our business and growth prospects may be negatively impacted by limits in our capital expenditures.

We require substantial capital to invest in growth opportunities and to maintain and prolong the life and capacity of our existing facilities. Insufficient cash generation or capital project overruns may negatively impact our ability to fund as planned our sustaining and return-seeking capital projects. We may also need to address commercial and political issues in relation to reductions in capital expenditures in certain of the jurisdictions in which we operate. If our interest in our joint ventures is diluted or we lose key concessions, our growth could be constrained. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our capital resources may not be adequate to provide for all of our cash requirements, and we are exposed to risks associated with financial, credit, capital and banking markets.

In the ordinary course of business, we expect to seek to access competitive financial, credit, capital and/or banking markets. Currently, we believe we have adequate access to these markets to meet our reasonably anticipated business needs based on our historic financial performance, as well as our expected continued strong financial position. To the extent our access to competitive financial, credit, capital and/or banking markets was to be impaired, our operations, financial results and cash flows could be adversely impacted.

Deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

The major credit rating agencies evaluate our creditworthiness and give us specified credit ratings. These ratings are based on a number of factors, including our financial strength and financial policies as well as our strategies, operations and execution. These credit ratings are limited in scope, and do not address all material risks related to investment in us, but rather reflect only the view of each rating agency at the time the rating is issued. Nonetheless, the credit ratings we receive impact our borrowing costs as well as our access to sources of capital on terms that will be advantageous to our business. Failure to obtain sufficiently high credit ratings could adversely affect the interest rate in future financings, our liquidity or our competitive position and could also restrict our access to capital markets. In addition, our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade our rating, our borrowing costs would increase, and our funding sources could decrease. As a result of these factors, a downgrade of our credit ratings could have a materially adverse impact on our future operations and financial position.

We may not realize expected benefits from our productivity and cost-reduction initiatives.

We have undertaken, and may continue to undertake, productivity and cost-reduction initiatives to improve performance and conserve cash, including procurement strategies for raw materials, labor productivity, improving operating performance, deployment of company-wide business process models, such as our degrees of implementation process in which ideas are executed in a disciplined manner to generate savings, and overhead cost reductions. There is no assurance that these initiatives will be successful or beneficial to us or that estimated cost savings from such activities will be realized.

Cyber attacks and security breaches may threaten the integrity of our intellectual property and other sensitive information, disrupt our business operations, and result in reputational harm and other negative consequences that could have a material adverse effect on our financial condition and results of operations.

We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures, known as advanced persistent threats, directed at the company. Cyber attacks and security breaches may include, but are not limited to, attempts to access information, computer viruses, denial of service and other electronic security breaches.

We believe that we face a heightened threat of cyber attacks due to the industries we serve and the locations of our operations. We have experienced cybersecurity attacks in the past, including breaches of our information technology systems in which information was taken, and may experience them in the future, potentially with more frequency or sophistication. Based on information known to date, past attacks have not had a material impact on our financial condition or results of operations. However, due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be predicted. While the company continually works to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could negatively impact our reputation and our competitive position and could result in litigation with third parties, regulatory action, loss of business, potential liability and increased remediation costs, any of which could have a material adverse effect on our financial condition and results of operations. In addition, such attacks or breaches could require significant management attention and resources, and result in the diminution of the value of our investment in research and development.

Our profitability could be adversely affected by increases in the cost of raw materials, by significant lag effects of decreases in commodity or LME-linked costs or by large or sudden shifts in the global inventory of aluminum and the resulting market price impacts.

Our results of operations are affected by changes in the cost of raw materials, including energy, carbon products, caustic soda and other key inputs, as well as freight costs associated with transportation of raw materials to refining and smelting locations. We may not be able to fully offset the effects of higher raw material costs or energy costs through price increases, productivity improvements or cost reduction programs. Similarly, our operating results are affected by significant lag effects of declines in key costs of production that are commodity or LME-linked. For example, declines in the costs of alumina and power during a particular period may not be adequate to offset sharp declines in metal price in that period. We could also be adversely affected by large or sudden shifts in the global inventory of aluminum and the resulting market price impacts. Increases in the cost of raw materials or decreases in input costs that are disproportionate to concurrent sharper decreases in the price of aluminum, or shifts in global inventory of aluminum that result in changes to market prices, could have a material adverse effect on our operating results.

Joint ventures and other strategic alliances may not be successful.

We participate in joint ventures and have formed strategic alliances and may enter into other similar arrangements in the future. For example, AWAC is an unincorporated global joint venture between Alcoa Corporation and Alumina Limited. AWAC consists of a number of affiliated entities, which own, operate or have an interest in, bauxite mines and alumina refineries, as well as certain aluminum smelters, in seven countries. In addition, Alcoa Corporation is party to a joint venture with Ma’aden, the Saudi Arabian Mining Company, to develop a fully integrated aluminum complex (including a bauxite mine, alumina refinery, aluminum smelter and rolling mill) in the Kingdom of Saudi Arabia. Although the company has, in connection with these and our other existing joint ventures and strategic alliances, sought to protect our interests, joint ventures and strategic alliances inherently involve special risks. Whether or not the company holds majority interests or maintains operational control in such arrangements, our partners may:

•	have economic or business interests or goals that are inconsistent with or opposed to those of the company;

•	exercise veto rights so as to block actions that we believe to be in our or the joint venture’s or strategic alliance’s best interests;

•	take action contrary to our policies or objectives with respect to our investments; or

•	as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture, strategic alliance or other agreements, such as contributing capital to expansion or maintenance projects.

There can be no assurance that our joint ventures or strategic alliances will be beneficial to us, whether due to the above-described risks, unfavorable global economic conditions, increases in construction costs, currency fluctuations, political risks, or other factors.

We could be adversely affected by changes in the business or financial condition of a significant customer or joint venture partner.

A significant downturn or deterioration in the business or financial condition of a key customer or joint venture partner could affect our results of operations in a particular period. Our customers may experience delays in the launch of new products, labor strikes, diminished liquidity or credit unavailability, weak demand for their products or other difficulties in their businesses. If we are not successful in replacing business lost from such customers, profitability may be adversely affected. Our joint venture partners could be rendered unable to contribute their share of operating or capital costs, having an adverse impact on our business.

Customer concentration and supplier capacity in the Rolled Products segment could adversely impact margins.

Our Rolled Products segment primarily serves the North American aluminum food and beverage can and bottle markets. Four aluminum can and bottle manufacturers comprise over 90% of the aluminum beverage can and bottle market; Rolled Products competes with both domestic and foreign sheet rolling mills to supply these manufacturers. In this segment, customers tend to sign multiple year supply contracts for the vast majority of their requirements. Our customer mix reflects industry concentrations and norms; loss of existing customers or renegotiated pricing on new contracts could adversely affect both operating levels and profitability.

An adverse decline in the liability discount rate, lower-than-expected investment return on pension assets and other factors could affect our results of operations or amount of pension funding contributions in future periods.

Our results of operations may be negatively affected by the amount of expense we record for our pension and other post-retirement benefit plans, reductions in the fair value of plan assets and other factors. U.S. generally accepted accounting principles (“GAAP”) require that we calculate income or expense for our plans using actuarial valuations.

These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions used by the company to estimate pension or other postretirement benefit income or expense for the following year are the discount rate applied to plan liabilities and the expected long-term rate of return on plan assets. In addition, the company is required to make an annual measurement of plan assets and liabilities, which may result in a significant charge to stockholders’ equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Pension and Other Postretirement Benefits” and Note L to the Combined Financial Statements under the caption “Pension and Other Postretirement Benefits.” Although GAAP expense and pension funding contributions are impacted by different regulations and requirements, the key economic factors that affect GAAP expense would also likely affect the amount of cash or securities we would contribute to the pension plans.

Potential pension contributions include both mandatory amounts required under federal law and discretionary contributions to improve the plans’ funded status. The Moving Ahead for Progress in the 21st Century Act (“MAP-21”), enacted in 2012, provided temporary relief for employers like the company who sponsor defined benefit pension plans related to funding contributions under the Employee Retirement Income Security Act of 1974 by allowing the use of a 25-year average discount rate within an upper and lower range for purposes of determining minimum funding obligations. In 2014, the Highway and Transportation Funding Act (“HATFA”) was signed into law. HATFA extended the relief provided by MAP-21 and modified the interest rates that had been set by MAP-21. In 2015, the Bipartisan Budget Act of 2015 (“BBA 2015”) was enacted, which extends the relief period provided by HAFTA. We believe that the relief provided by BBA 2015 will moderately reduce the cash flow sensitivity of the company’s U.S. pension plans’ funded status to potential declines in discount rates over the next several years. However, higher than expected pension contributions due to a decline in the plans’ funded status as a result of declines in the discount rate or lower-than-expected investment returns on plan assets could have a material negative effect on our cash flows. Adverse capital market conditions could result in reductions in the fair value of plan assets and increase our liabilities related to such plans, adversely affecting our liquidity and results of operations.

We are exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation, and other economic factors in the countries in which we operate.

Economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, competitive factors in the countries in which we operate, and continued volatility or deterioration in the global economic and financial environment could affect our revenues, expenses and results of operations. Changes in the valuation of the U.S. dollar against other currencies, particularly the Australian dollar, Brazilian real, Canadian dollar, Euro and Norwegian kroner, may affect our profitability as some important inputs are purchased in other currencies, while our products are generally sold in U.S. dollars. In addition, although a strong U.S. dollar generally has a positive impact on our near-term profitability, over a longer term, a strong U.S. dollar may have an unfavorable impact on our position on the global aluminum cost curve due to the company’s U.S. smelting portfolio. As the U.S. dollar strengthens, the cost curve shifts down for smelters outside the United States but costs for our U.S. smelting portfolio may not decline.

Weakness in global economic conditions or in any of the industries or geographic regions in which we or our customers operate, as well as the cyclical nature of our customers’ businesses generally or sustained uncertainty in financial markets, could adversely impact our revenues and profitability by reducing demand and margins.

Our results of operations may be materially affected by the conditions in the global economy generally and in global capital markets. There has been extreme volatility in the capital markets and in the end markets and geographic regions in which we or our customers operate, which has negatively affected our revenues. Many of the markets in which our customers participate are also cyclical in nature and experience significant fluctuations in demand for our products based on economic conditions, consumer demand, raw material and energy costs, and government actions. Many of these factors are beyond our control.

A decline in consumer and business confidence and spending, together with severe reductions in the availability and cost of credit, as well as volatility in the capital and credit markets, could adversely affect the business and economic environment in which we operate and the profitability of our business. We are also exposed to risks associated with the creditworthiness of our suppliers and customers. If the availability of credit to fund or support the continuation and expansion of our customers’ business operations is curtailed or if the cost of that credit is increased, the resulting inability of our customers or of their customers to either access credit or absorb the increased cost of that credit could adversely affect our business by reducing our sales or by increasing our exposure to losses from uncollectible customer accounts. These conditions and a disruption of the credit markets could also result in financial instability of some of our suppliers and customers. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials we purchase, and bankruptcy of customers, suppliers or other creditors. Any of these events could adversely affect our profitability, cash flow and financial condition.

Unanticipated changes in our tax provisions or exposure to additional tax liabilities could affect our future profitability.

We are subject to income taxes in both the United States and various non-U.S. jurisdictions. Our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. Changes in applicable domestic or foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect the company’s tax expense and profitability. Our tax expense includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions. The assumptions include assessments of future earnings of the company that could impact the valuation of our deferred tax assets. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the company, changes in tax legislation and rates, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, the results of tax audits and examinations of previously filed tax returns or related litigation and continuing assessments of our tax exposures. Corporate tax reform and tax law changes continue to be analyzed in the United States and in many other jurisdictions. Significant changes to the U.S. corporate tax system in particular could have a substantial impact, positive or negative, on our effective tax rate, cash tax expenditures and deferred tax assets and liabilities.

We may be exposed to significant legal proceedings, investigations or changes in U.S. federal, state or foreign law, regulation or policy.

Our results of operations or liquidity in a particular period could be affected by new or increasingly stringent laws, regulatory requirements or interpretations, or outcomes of significant legal proceedings or investigations adverse to the company. We may experience a change in effective tax rates or become subject to unexpected or rising costs associated with business operations or provision of health or welfare benefits to employees due to changes in laws, regulations or policies. We are also subject to a variety of legal compliance risks. These risks include, among other things, potential claims relating to product liability, health and safety, environmental matters, intellectual property rights, government contracts, taxes and compliance with U.S. and foreign export laws, anti-bribery laws, competition laws and sales and trading practices. We could be subject to fines, penalties, damages (in certain cases, treble damages), or suspension or debarment from government contracts. In addition, if we violate the terms of our agreements with governmental authorities, we may face additional monetary sanctions and such other remedies as a court deems appropriate.

While we believe we have adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of our operations means that these risks will continue to exist, and additional legal proceedings and contingencies may arise from time to time. In addition, various factors or developments can lead the company to change current estimates of liabilities or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling or settlement or unfavorable changes in laws, regulations or policies, or other contingencies that the company cannot predict with certainty could have a material adverse effect on our results of operations or cash flows in a particular period. See “Business—Legal Proceedings” and Note A under the caption “Litigation Matters” and Note I under the caption “Contingencies and Commitments—Contingencies—Litigation” to the Combined Financial Statements.

We are subject to a broad range of health, safety and environmental laws and regulations in the jurisdictions in which we operate and may be exposed to substantial costs and liabilities associated with such laws and regulations.

Our operations worldwide are subject to numerous complex and increasingly stringent health, safety and environmental laws and regulations. The costs of complying with such laws and regulations, including participation in assessments and cleanups of sites, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including past or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. Environmental matters for which we may be liable may arise in the future at our present sites, where no problem is currently known, at previously owned sites, at sites previously operated by the company, at sites owned by our predecessors or at sites that we may acquire in the future. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. Our results of operations or liquidity in a particular period could be affected by certain health, safety or environmental matters, including remediation costs and damages related to certain sites. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have a material and adverse effect on earnings and cash flows.

Climate change, climate change legislation or regulations and greenhouse effects may adversely impact our operations and markets.

Energy is a significant input in a number of our operations. There is growing recognition that consumption of energy derived from fossil fuels is a contributor to global warming.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. There is also current and emerging regulation, such as the mandatory renewable energy target in Australia, Québec’s transition to a “cap and trade” system, the European Union Emissions Trading Scheme and the United States’ clean power plan, which became effective on December 22, 2015. We will likely see changes in the margins of greenhouse gas-intensive assets and energy-intensive assets as a result of regulatory impacts in the countries in which we operate. These regulatory mechanisms may be either voluntary or legislated and may impact our operations directly or indirectly through customers or our supply chain. Inconsistency of regulations may also change the attractiveness of the locations of some of the company’s assets. Assessments of the potential impact of future climate change legislation, regulation and international treaties and accords are uncertain, given the wide scope of potential regulatory change in countries in which we operate. We may realize increased capital expenditures resulting from required compliance with revised or new legislation or regulations, costs to purchase or profits from sales of, allowances or credits under a “cap and trade” system, increased insurance premiums and deductibles as new actuarial tables are developed to reshape coverage, a change in competitive position relative to industry peers and changes to profit or loss arising from increased or decreased demand for goods produced by the company and, indirectly, from changes in costs of goods sold.

The potential physical impacts of climate change on the company’s operations are highly uncertain, and will be particular to the geographic circumstances. These may include changes in rainfall patterns, shortages of water or other natural resources, changing sea levels, changing storm patterns and intensities, and changing temperature levels. These effects may adversely impact the cost, production and financial performance of our operations.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts and other damages as well as for natural resource damages and the investigation and clean-up of soil, surface water, groundwater, and other media under laws such as the federal Comprehensive Environmental Response,

Compensation and Liabilities Act (CERCLA, commonly known as Superfund). Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we and companies we acquired owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Liability may be without regard to fault and may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Loss of key personnel may adversely affect our business.

Our success greatly depends on the performance of our executive management team. The loss of the services of any member of our executive management team or other key persons could have a material adverse effect on our business, results of operations and financial condition.

Union disputes and other employee relations issues could adversely affect our financial results.

A significant portion of our employees are represented by labor unions in a number of countries under various collective bargaining agreements with varying durations and expiration dates. See “Business—Employees.” We may not be able to satisfactorily renegotiate collective bargaining agreements when they expire. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. We may also be subject to general country strikes or work stoppages unrelated to our business or collective bargaining agreements. Any such work stoppages (or potential work stoppages) could have a material adverse effect on our financial results.

Risks Related to the Separation

We have only operated as an independent company since November 1, 2016, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company during the time periods represented and may not be a reliable indicator of our future results.

The historical information about Alcoa Corporation in this prospectus refers to Alcoa Corporation’s businesses as operated by and integrated with ParentCo prior to November 1, 2016. Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of ParentCo. Accordingly, the historical and pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•	Generally, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, have historically been satisfied as part of the corporate-wide cash management policies of ParentCo. Following the completion of the separation, our results of operations and cash flows are likely to be more volatile and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•

Prior to the separation, our business was operated by ParentCo as part of its broader corporate organization, rather than as an independent company. ParentCo or one of its affiliates performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, investor relations, and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from ParentCo for such functions, which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.

•	Historically, we shared economies of scope and scale in costs, employees, vendor relationships and customer relationships with the other businesses of ParentCo. While we have sought to separate these arrangements with minimal impact on Alcoa Corporation, there is no guarantee these arrangements will continue to capture these benefits in the future.

•	Prior to the separation, as a part of ParentCo, we took advantage of ParentCo’s overall size and scope to procure more advantageous distribution arrangements, including shipping costs and arrangements. As now a standalone company, we may be unable to obtain similar arrangements to the same extent as ParentCo did, or on terms as favorable as those ParentCo obtained, prior to completion of the separation.

•	The cost of capital for our business may be higher than ParentCo’s cost of capital prior to the separation.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from ParentCo. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the Unaudited Pro Forma Combined Condensed Financial Statements of our business, see “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data of Alcoa Corporation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.

We may not achieve some or all of the expected benefits of the separation, and failure to realize such benefits in a timely manner may materially adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others: (i) enabling the management of each company to more effectively pursue its own distinct operating priorities and strategies, to focus on strengthening its core business and its unique needs, and to pursue distinct and targeted opportunities for long-term growth and profitability; (ii) permitting each company to allocate its financial resources to meet the unique needs of its own business, allowing each company to intensify its focus on its distinct strategic priorities and to more effectively pursue its own distinct capital structures and capital allocation strategies; (iii) allowing each company to more effectively articulate a clear investment thesis to attract a long-term investor base suited to its business and providing investors with two distinct and targeted investment opportunities; (iv) creating an independent equity currency tracking each company’s underlying business, affording Alcoa Corporation and Arconic direct access to the capital markets and facilitating each company’s ability to consummate future acquisitions or other restructuring transactions utilizing its common stock; (v) allowing each company more consistent application of incentive structures and targets, due to the common nature of the underlying businesses; and (vi) separating and simplifying the structures currently required to manage two distinct and differing underlying businesses.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (i) we may be more susceptible to market fluctuations, including fluctuations in commodities prices, and other adverse events than if we were still a part of ParentCo because our business is less diversified than ParentCo’s business prior to the completion of the separation; (ii) as a standalone company, we may be unable to obtain certain goods, services and technologies at prices or on terms as favorable as those ParentCo obtained prior to completion of the separation; (iii) the separation required and may continue to require Alcoa Corporation to pay costs that could be substantial and material to our financial resources, including accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management and personnel new to Alcoa Corporation, and tax costs; and (iv) the separation entailed changes to our information technology systems, reporting systems, supply chain and other operations that required significant expense, the implementation and function of which may not be as timely or effective as we expect. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

The costs incurred to separate may not yield the expected benefits, which could disrupt or adversely affect our business.

The process of completing the separation was time-consuming and involved significant costs and expenses. For example, during the nine months ended September 30, 2016, ParentCo recorded nonrecurring separation costs of $118 million, which were primarily related to third-party consulting, contractor fees and other incremental costs directly associated with the separation process. The separation costs may not yield a discernible benefit if the expected benefits of the separation are not realized. Executing the separation also required significant amounts of management’s time and effort, which diverted management’s attention from operating and growing our business. Other challenges associated with effectively executing and implementing the separation include attracting, retaining and motivating employees; addressing disruptions to our supply chain, manufacturing and other operations resulting from separating ParentCo into two large but independent companies; separating ParentCo’s information systems; and establishing a new brand identity in the marketplace.

Challenges in the commercial and credit environment may adversely affect our future access to capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain and maintain investment grade credit ratings.

We have incurred and expect to continue to incur both one-time and ongoing material costs and expenses as a result of our separation from ParentCo, which could adversely affect our profitability.

We have incurred and expect to continue to incur, as a result of our separation from ParentCo, both one-time and ongoing costs and expenses that are greater than those we previously incurred. These increased costs and expenses arose and may continue to arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”)), tax administration, and legal and human resources related functions, and it is possible that these costs will be material to our business.

We could experience temporary interruptions in business operations and incur additional costs as we build our information technology infrastructure and transition our data to our own systems.

We have created information technology infrastructure and systems to support our critical business functions, including accounting and reporting, in order to replace many of the systems ParentCo provided to us. Our failure to implement the new systems and transition our data successfully and cost-effectively could disrupt our business operations and have a material adverse effect on our profitability. In addition, our costs for the operation of these systems may be higher than the amounts reflected in our historical combined financial statements.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are and will be subject as a standalone publicly traded company.

Our financial results previously were included within the consolidated results of ParentCo, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a standalone, publicly traded company, we are directly subject to reporting and other obligations under the Exchange Act, and will be subject to the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments, beginning with our Annual Report on Form 10-K for the year ended December 31, 2017. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting and other personnel, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, adequate internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

Arconic may fail to perform under various transaction agreements that were executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, Alcoa Corporation and Arconic entered into the separation agreement and also entered into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business. The separation agreement, the tax matters agreement and the employee matters agreement, together with the documents and agreements by which the internal reorganization was effected, determined the allocation of assets and liabilities between the companies following the separation for those respective areas and included any necessary indemnifications related to liabilities and obligations. The separation agreement also provides that Alcoa Corporation will pay over to Arconic the proceeds in respect of the pending sale of Alcoa Corporation’s Yadkin hydroelectric project. The transition services agreement provides for the performance of certain services by each company for the benefit of the other for a period of time after the separation. Alcoa Corporation will rely on Arconic to satisfy its performance and payment obligations under these agreements. If Arconic is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that ParentCo provided to us. However, we may not be successful in implementing these systems and services, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from ParentCo’s systems to ours.

In connection with our separation from ParentCo, Arconic has agreed to indemnify us for certain liabilities and we have agreed to indemnify Arconic for certain liabilities. If we are required to pay under these indemnities to Arconic, our financial results could be negatively impacted. The Arconic indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Arconic will be allocated responsibility, and Arconic may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation and distribution agreement and certain other agreements with ParentCo, Arconic has agreed to indemnify us for certain liabilities, and we have agreed to indemnify Arconic for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Party Transactions.” Indemnities that we may be required to provide Arconic are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that Arconic has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnity from Arconic may not be sufficient to protect us against the full amount of such liabilities, and Arconic may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Arconic any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

We may be held liable to Arconic if we fail to perform certain services under the transition services agreement, and the performance of such services may negatively impact our business and operations.

Alcoa Corporation and Arconic entered into a transition services agreement in connection with the separation pursuant to which Alcoa Corporation and Arconic will provide each other, on an interim, transitional basis, various services, including, but not limited to, employee benefits administration, specialized technical and training services and access to certain industrial equipment, information technology services, regulatory services, continued industrial site remediation and closure services on discrete projects, project management services for certain equipment installation and decommissioning projects, general administrative services and other support services. If we do not satisfactorily perform our obligations under the agreement, we may be held liable for any resulting losses suffered by Arconic, subject to certain limits. In addition, during the transition services periods, our management and employees may be required to divert their attention away from our business in order to provide services to Arconic, which could adversely affect our business.

We may not be able to engage in desirable capital-raising or strategic transactions following the separation.

Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its stockholders as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the spun-off corporation. To preserve the tax-free treatment of the separation and the distribution, and in addition to Alcoa Corporation’s indemnity obligation described above, the tax matters agreement restricts Alcoa Corporation, for the two-year period following the distribution, except in specific circumstances, from: (i) entering into any transaction pursuant to which all or a portion of Alcoa Corporation stock would be acquired, whether by merger or otherwise, (ii) issuing equity securities beyond certain thresholds, (iii) repurchasing shares of Alcoa Corporation stock other than in certain open-market transactions, (iv) ceasing to actively conduct certain of its businesses or (v) taking or failing to take any other action that prevents the distribution and certain related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit Alcoa Corporation’s ability to pursue certain equity issuances, strategic transactions or other transactions that may maximize the value of Alcoa Corporation’s business. For more information, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

The terms we will receive in our agreements with Arconic could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we entered into with Arconic in connection with the separation, including a separation and distribution agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to Arconic’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business were prepared in the context of the separation while Alcoa Corporation was still a wholly owned subsidiary of ParentCo. Accordingly, during the period in which the terms of those agreements were prepared, Alcoa Corporation did not have an independent Board of Directors or a management team that was independent of ParentCo. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”

If the distribution, together with certain related transactions, does not continue to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Arconic, Alcoa Corporation, and Arconic stockholders could be subject to significant tax liabilities and, in certain circumstances, Alcoa Corporation could be required to indemnify Arconic for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It was a condition to the distribution that (i) the private letter ruling from the Internal Revenue Service (the “IRS”) regarding certain U.S. federal income tax matters relating to the separation and the distribution received by ParentCo remain valid and be satisfactory to the ParentCo Board of Directors and (ii) ParentCo receive an opinion of its outside counsel, satisfactory to the ParentCo Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). The IRS private letter ruling and the opinion of counsel were based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of ParentCo and Alcoa Corporation, including those relating to the past and future conduct of Arconic and Alcoa Corporation. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Arconic or Alcoa Corporation breaches any of its representations or covenants contained in any of the separation–related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of counsel, the IRS private letter ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS private letter ruling and the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS private letter ruling or the opinion of counsel was based are false or have been violated. In addition, the IRS private letter ruling does not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and the opinion of counsel will represent the judgment of such counsel and will not be binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by ParentCo of the IRS private letter ruling and the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, Arconic, Alcoa Corporation and Arconic stockholders could be subject to significant U.S. federal income tax liability.

If the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, in general, for

U.S. federal income tax purposes, Arconic would recognize taxable gain as if it had sold the Alcoa Corporation common stock in a taxable sale for its fair market value and Arconic stockholders who receive Alcoa Corporation shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Under the tax matters agreement that Arconic entered into with Alcoa Corporation, Alcoa Corporation may be required to indemnify Arconic against any additional taxes and related amounts resulting from (i) an acquisition of all or a portion of the equity securities or assets of Alcoa Corporation, whether by merger or otherwise (and regardless of whether Alcoa Corporation participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by Alcoa Corporation or (iii) any of Alcoa Corporation’s representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of counsel being incorrect or violated. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.” In addition, Arconic, Alcoa Corporation and their respective subsidiaries may incur certain tax costs in connection with the separation, including non-U.S. tax costs resulting from separations in non-U.S. jurisdictions, which may be material.

Certain contingent liabilities allocated to Alcoa Corporation following the separation may mature, resulting in material adverse impacts to our business.

There are several significant areas where the liabilities of ParentCo may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the ParentCo consolidated U.S. federal income tax return group during a taxable period or portion of a taxable period ending on or before the effective date of the distribution is severally liable for the entire U.S. federal income tax liability of the ParentCo consolidated U.S. federal income tax return group for that taxable period. Consequently, if Arconic is unable to pay the consolidated U.S. federal income tax liability for a pre-separation period, we could be required to pay the amount of such tax, which could be substantial and in excess of the amount allocated to us under the tax matters agreement. For a discussion of the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.” Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans, as well as other contingent liabilities.

The transfer to us of certain contracts, permits and other assets and rights may still require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.

The separation agreement provided that certain contracts, permits and other assets and rights are to be transferred from Arconic or its subsidiaries to Alcoa Corporation or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may still require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and Arconic are joint beneficiaries of contracts, and we and Arconic may need the consents of third parties in order to split or bifurcate the existing contracts or the relevant portion of the existing contracts to us or Arconic. Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us. The termination or modification of these contracts or permits or the failure to timely complete the transfer or bifurcation of these contracts or permits could negatively impact our business, financial condition, results of operations and cash flows.

Risks Related to Our Common Stock

Our stock price may fluctuate significantly, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	actual or anticipated fluctuations in commodities prices;

•	changes to the regulatory and legal environment under which we operate; and

•	domestic and worldwide economic conditions.

The selling stockholder owns 36,311,767 shares of our common stock. We are registering on a registration statement on Form S-1, of which this prospectus forms a part, such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. The sale of such shares in one or more offerings may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with this offering or otherwise, may cause the market price of our common stock to decline. Upon completion of the offering, we will continue to have an aggregate of approximately 183 million shares of our common stock issued and outstanding. Shares will generally be freely tradeable without restriction or further registration under the Securities Act, except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Following the distribution, Arconic, the selling stockholder, retained approximately 19.9% of our outstanding shares of our common stock. Pursuant to the IRS private letter ruling, Arconic is required to dispose of such shares of our common stock that it owns as soon as practicable and consistent with its reasons for retaining such shares, but in no event later than five years after the distribution. See “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement.” We are registering on a registration statement on Form S-1, of which this prospectus forms a part, such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. Any disposition by Arconic, or any significant stockholder, of our common stock in the public market in one or more offerings, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

Your percentage of ownership in Alcoa Corporation may be diluted in the future.

In the future, your percentage ownership in Alcoa Corporation may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees have stock-based awards that correspond to shares of our common stock as a result of conversion of their ParentCo stock-based awards. We anticipate that our compensation committee will grant additional stock-based awards to our employees. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

Anti-takeover provisions could enable our management to resist a takeover attempt by a third party and limit the power of our stockholders.

Alcoa Corporation’s amended and restated certificate of incorporation and bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Alcoa Corporation’s Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to act by written consent unless such written consent is unanimous;

•	the ability of our remaining directors to fill vacancies on our Board of Directors;

•	limitations on stockholders’ ability to call a special stockholder meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and

•	the right of our Board of Directors to issue preferred stock without stockholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Alcoa Corporation immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of Alcoa Corporation’s and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See “Description of Alcoa Corporation Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws.”

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code. Under the tax matters agreement, Alcoa Corporation is required to indemnify Arconic for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that our stockholders may consider favorable.

We cannot guarantee the existence, timing, amount or payment of dividends on our common stock.

The existence, timing, declaration, amount and payment of future dividends to our stockholders falls within the discretion of our Board of Directors. The Board of Directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, covenants associated with certain of our debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. For more information, see “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividend if we commence paying dividends.

Our amended and restated certificate of incorporation designates the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against Alcoa Corporation and our directors and officers.

Our amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Alcoa Corporation, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Alcoa Corporation to Alcoa Corporation or to Alcoa Corporation stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against Alcoa Corporation or any current or former director or officer of Alcoa Corporation arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, any action asserting a claim relating to or involving Alcoa Corporation governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware.

Although our amended and restated certificate of incorporation includes this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Alcoa Corporation or our directors or officers, which may discourage such lawsuits against Alcoa Corporation and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

Risks Related to Our Indebtedness

Our indebtedness restricts our current and future operations, which could adversely affect our ability to respond to changes in our business and manage our operations.

The terms of the Revolving Credit Agreement and the indenture governing our Notes include a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	make investments, loans, advances, guarantees and acquisitions;

•	dispose of assets;

•	incur or guarantee additional debt and issue certain disqualified equity interests and preferred stock;

•	make certain restricted payments, including a limit on dividends on equity securities or payments to redeem, repurchase or retire equity securities or other indebtedness;

•	engage in transactions with affiliates;

•	materially alter the business we conduct;

•	enter into certain restrictive agreements;

•	create liens on assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Alcoa Corporation’s, Alcoa Nederland’s or a subsidiary guarantor’s assets; and

•	take any actions that would reduce our ownership of AWAC entities below an agreed level.

In addition, the Revolving Credit Agreement requires us to comply with financial covenants. The Revolving Credit Agreement requires that we maintain a leverage ratio no greater than 2.25 to 1.00 and an interest expense coverage ratio no less than 5.00 to 1.00, in each case, for any period of four consecutive fiscal quarters of Alcoa Corporation.

For more information on the restrictive covenants in the Revolving Credit Agreement, see “Description of Material Indebtedness.”

Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other opportunities. The breach of any of these covenants or restrictions could result in a default under the Revolving Credit Agreement or the indenture governing our Notes.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, financial condition, results of operations or cash flows.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, including the Revolving Credit Agreement and the indenture governing our Notes, we may not be able to incur additional indebtedness under the Revolving Credit Agreement and the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, which could have a material adverse effect on our ability to continue to operate as a going concern. Further, if we are unable to repay, refinance or restructure our secured indebtedness, the holders of such indebtedness could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument also could result in an event of default under one or more of our other debt instruments.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and other materials Alcoa Corporation has filed with the SEC contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include those containing such words as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa Corporation’s expectations, assumptions, or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding the expected benefits of the separation; forecasts concerning global demand growth for aluminum, end market conditions, supply/demand balances, and growth opportunities for our products; targeted financial results or operating performance; and statements about Alcoa Corporation’s strategies, outlook, and business and financial prospects. These statements reflect beliefs and assumptions that are based on Alcoa Corporation’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Actual results, performance, or outcomes may differ materially from those expressed in or implied by those forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others:

•	whether the operational, strategic and other benefits of the separation can be achieved;

•	whether the costs and expenses of the separation can be controlled within expectations;

•	material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in LME-based prices, and premiums, as applicable, for primary aluminum, alumina, and other products, and fluctuations in index-based and spot prices for alumina;

•	deterioration in global economic and financial market conditions generally;

•	unfavorable changes in the markets served by Alcoa Corporation;

•	the impact on costs and results of changes in foreign currency exchange rates, particularly the Australian dollar, Brazilian real, Canadian dollar, Euro, and Norwegian kroner;

•	increases in energy costs or the unavailability or interruption of energy supplies;

•	increases in the costs of other raw materials;

•	Alcoa Corporation’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves) anticipated from its restructuring programs and productivity improvement, cash sustainability, technology, and other initiatives;

•	Alcoa Corporation’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from sales of assets, closures or curtailments of facilities, newly constructed, expanded, or acquired facilities, or international joint ventures, including our joint venture with Alumina Limited and our joint venture in Saudi Arabia;

•	risks relating to operating globally, including geopolitical, economic, and regulatory risks and unexpected events beyond Alcoa Corporation’s control, such as unfavorable changes in laws and governmental policies, civil unrest, imposition of sanctions, expropriation of assets, major public health issues, and terrorism;

•	the outcome of contingencies, including legal proceedings, government or regulatory investigations, and environmental remediation;

•	adverse changes in discount rates or investment returns on pension assets;

•	the impact of cyber attacks and potential information technology or data security breaches;

•	unexpected events, unplanned outages, supply disruptions or failure of equipment or processes to meet specifications;

•	the loss of customers, suppliers and other business relationships as a result of competitive developments, or other factors;

•	the potential failure to retain key employees of Alcoa Corporation;

•	compliance with debt covenants and maintenance of credit ratings as well as the impact of interest and principal repayment of our existing and any future debt; and

•	the impact on our stock price of the disposal of our shares of common stock retained by the selling stockholder in one or more offerings.

The above list of factors is not exhaustive or necessarily in order of importance. Additional information concerning factors that could cause actual results to differ materially from those in forward-looking statements include those discussed under “Risk Factors” in this prospectus and in our publicly filed documents referred to in “Where You Can Find More Information.” Alcoa Corporation disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION

Overview

On September 28, 2015, ParentCo announced its intent to separate its Alcoa Corporation Business from its Arconic Business. Alcoa Corporation was formed to hold ParentCo’s Bauxite, Alumina, Aluminum, Cast Products and Energy businesses, ParentCo’s rolling mill operations in Warrick, Indiana, and ParentCo’s 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia. Following the separation, Alcoa Corporation holds the assets and liabilities of ParentCo relating to those businesses and the direct and indirect subsidiary entities that operated the Alcoa Corporation Business, subject to certain exceptions. After the separation, Arconic holds ParentCo’s Engineered Products and Solutions, Global Rolled Products (other than the rolling mill operations in Warrick, Indiana, and the 25.1% interest in the Ma’aden Rolling Company in Saudi Arabia) and Transportation and Construction Solutions businesses, including those assets and liabilities of ParentCo and its direct and indirect subsidiary entities that operated the Arconic Business, subject to certain exceptions.

On September 29, 2016, the ParentCo Board of Directors approved the distribution of 80.1% of Alcoa Corporation’s issued and outstanding shares of common stock on the basis of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held as of the close of business on October 20, 2016, the record date for the distribution.

On November 1, 2016, the separation was completed and became effective at 12:01 a.m. Eastern Standard Time. To effect the separation, ParentCo undertook a series of transactions to separate the net assets and certain legal entities of ParentCo, resulting in a cash payment of approximately $1.1 billion to ParentCo by Alcoa Corporation with the net proceeds of a previous debt offering described below under “Financing Transactions”. In conjunction with the separation, 146,159,428 shares of Alcoa Corporation common stock were distributed to ParentCo stockholders, as described below. Additionally, Arconic retained 36,311,767 shares of Alcoa Corporation common stock representing its 19.9% retained interest. “Regular-way” trading of Alcoa Corporation’s common stock began with the opening of the NYSE on November 1, 2016 under the ticker symbol “AA.” Alcoa Corporation’s common stock has a par value of $0.01 per share.

At 12:01 a.m. Eastern Standard Time on November 1, 2016, the distribution date, each ParentCo stockholder received one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held at the close of business on the record date for the distribution, as described below. ParentCo stockholders received cash in lieu of any fractional shares of Alcoa Corporation common stock that they would have received after application of this ratio. Upon completion of the separation, each ParentCo stockholder as of the record date continued to own shares of ParentCo (which, as a result of ParentCo’s name change to Arconic, are Arconic shares) and owned a proportionate share of the outstanding common stock of Alcoa Corporation that was distributed. ParentCo stockholders were not required to make any payment, surrender or exchange their ParentCo common stock or take any other action to receive their shares of Alcoa Corporation common stock in the distribution.

Following the distribution, Alcoa Corporation stockholders own directly 80.1% of the outstanding shares of common stock of Alcoa Corporation. Arconic retained 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution. Arconic (the selling stockholder named herein) intends to dispose of the Alcoa Corporation common stock that it retained after the distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, within the 18-month period following the distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution. We are registering on a registration statement on Form S-1, of which this prospectus forms a part, the shares retained by Arconic under the terms of a stockholder and registration rights agreement between us and the selling stockholder.

In connection with such distribution, Alcoa Corporation incurred $1,250 million of indebtedness, and:

•	ParentCo completed an internal reorganization, which we refer to as the “internal reorganization,” as a result of which Alcoa Corporation became the parent company of the ParentCo operations comprising, and the entities that conduct, the Alcoa Corporation Business;

•	ParentCo changed its name to “Arconic Inc.”; and

•	“Alcoa Upstream Corporation” changed its name to “Alcoa Corporation”.

Formation of Alcoa Corporation

Alcoa Upstream Corporation was formed in Delaware on March 10, 2016 for the purpose of holding ParentCo’s Alcoa Corporation Business, and it was renamed Alcoa Corporation in connection with the separation and distribution. As part of the separation of the Alcoa Corporation Business from the remainder of its businesses, in connection with the internal reorganization, ParentCo transferred the equity interests of certain entities that operated the Alcoa Corporation Business and the assets and liabilities of the Alcoa Corporation Business to Alcoa Corporation prior to the distribution.

Internal Reorganization

As part of the separation, and prior to the distribution, ParentCo and its subsidiaries completed an internal reorganization in order to transfer to Alcoa Corporation the Alcoa Corporation Business that it holds following the separation. Among other things and subject to limited exceptions, the internal reorganization resulted in Alcoa Corporation owning, directly or indirectly, the operations comprising, and the entities that conduct, the Alcoa Corporation Business.

The internal reorganization included various restructuring transactions pursuant to which (i) the operations, assets and liabilities of ParentCo and its subsidiaries used to conduct the Alcoa Corporation Business were separated from the operations, assets and liabilities of ParentCo and its subsidiaries used to conduct the Arconic Business and (ii) such Alcoa Corporation Business operations, assets and liabilities and investments were contributed, transferred, allocated through the Pennsylvania division statute (Section 361 et seq. of the Pennsylvania Business Corporation Law) or otherwise allocated to Alcoa Corporation or one of its direct or indirect subsidiaries. Such restructuring transactions took the form of asset transfers, mergers, demergers, divisions, dividends, contributions and similar transactions, and involved the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the Alcoa Corporation Business or the Arconic Business in such jurisdictions.

As part of this internal reorganization, ParentCo contributed to Alcoa Corporation certain assets, including equity interests in entities that conduct the Alcoa Corporation Business.

Following the completion of the internal reorganization and immediately prior to the distribution, Alcoa Corporation became the parent company of the entities that conduct the Alcoa Corporation Business, and ParentCo (through subsidiaries other than Alcoa Corporation and its subsidiaries) remained the parent company of the entities that conduct the Arconic Business.

Results of the Distribution

After the distribution, Alcoa Corporation became an independent, publicly traded company. The actual number of shares distributed was determined at the close of business on October 20, 2016, the record date for the distribution, and reflected any exercise of ParentCo options between the date the ParentCo Board of Directors declared the distribution and the record date for the distribution.

We entered into a separation agreement and other related agreements with ParentCo before the distribution to effect the separation and provide a framework for our relationship with Arconic after the separation. These agreements provide for the allocation between Arconic and Alcoa Corporation of ParentCo’s assets, liabilities and obligations (including employee benefits, intellectual property, equipment sharing, and tax-related assets and liabilities) attributable to periods prior to Alcoa Corporation’s separation from ParentCo and govern the relationship between Arconic and Alcoa Corporation after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

Market for Alcoa Corporation Common Stock

Alcoa Corporation’s common stock is listed on the NYSE under the symbol “AA.” Alcoa Corporation did not set the initial price of its common stock. The initial price was established by the public markets.

The price at which Alcoa Corporation common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Alcoa Corporation common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock.”

Incurrence of Debt

A subsidiary of Alcoa Corporation, Alcoa Nederland, has incurred certain indebtedness, including (i) a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1.5 billion and (ii) $1.25 billion of Notes. After release of the net proceeds from escrow, Alcoa Corporation paid a substantial portion of the proceeds of the Notes to Arconic. ParentCo’s existing notes remained an obligation of Arconic after the separation, except to the extent that Arconic used funds received by it from Alcoa Corporation to repay existing indebtedness. For more information, see “Description of Material Indebtedness.”

USE OF PROCEEDS

All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale.

MARKET PRICE OF SHARES

Our shares of common stock have been listed and traded on the NYSE under the symbol “AA” beginning on November 1, 2016, when they were listed immediately following the separation. On January 17, 2017, the last sale price of our shares as reported on the NYSE was $32.64 per share. As of January 5, 2017, there were approximately 11,448 holders of record of our shares. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these recordholders.

	High	Low
Fiscal year ended December 31, 2016
4th Quarter (beginning November 1, 2016)	$32.35	$21.78
Fiscal year ended December 31, 2017
1st Quarter (up to January 17, 2017)	$33.50	$28.17

DIVIDEND POLICY

The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of Alcoa Corporation’s Board of Directors. The Board of Directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF ALCOA CORPORATION

The following table presents the selected historical combined financial data for Alcoa Corporation. We derived the selected statement of combined operations data for the nine months ended September 30, 2016 and 2015 and the selected combined balance sheet data as of September 30, 2016 from our unaudited Combined Financial Statements included in this prospectus. We derived the selected statement of combined operations data for the years ended December 31, 2015, 2014, and 2013, and the selected combined balance sheet data as of December 31, 2015 and 2014, as set forth below, from our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this prospectus. We derived the selected statement of combined operations data for the years ended December 31, 2012 and 2011 and the selected combined balance sheet data as of December 31, 2013, 2012, and 2011 from Alcoa Corporation’s unaudited underlying financial records, which were derived from the financial records of ParentCo and are not included in this prospectus.

The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected historical combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this prospectus.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(dollars in millions, except realized prices; shipments in thousands of metric tons (kmt))
Sales	$6,781	$8,748	$11,199	$13,147	$12,573	$13,060	$14,709
Amounts attributable to Alcoa Corporation:
Net (loss) income	$(261)	$(37)	$(863)	$(256)	$(2,909)	$(219)	$129

Shipments of alumina (kmt)	6,795	8,042	10,755	10,652	9,966	9,295	9,218
Shipments of aluminum (kmt)	2,295	2,408	3,227	3,518	3,742	3,933	3,932

Alcoa Corporation’s average realized price per metric ton of primary aluminum	$1,847	$2,190	$2,092	$2,396	$2,280	$2,353	$2,669

Total assets	$17,305	N/A	$16,413	$18,680	$21,126	$24,777	$24,772
Total debt	$1,478	N/A	$225	$342	$420	$507	$759

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The Unaudited Pro Forma Combined Condensed Financial Statements presented below have been derived from Alcoa Corporation’s historical combined financial statements included in this prospectus. While the historical combined financial statements reflect the past financial results of the Alcoa Corporation Business, these pro forma statements give effect to the separation of that business into a standalone, publicly traded company. The pro forma adjustments to reflect the separation include:

•	the effect of our post-separation capital structure;

•	the distribution of 80.1% of our issued and outstanding common stock by ParentCo in connection with the separation; and

•	the impact of, and transactions contemplated by, the separation and distribution agreement, including the transition services agreement and tax matters agreement, between us and ParentCo and the provisions contained therein.

The pro forma adjustments are based on available information and assumptions our management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a standalone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Combined Condensed Financial Statements have been derived from our historical combined financial statements included in this prospectus and include certain adjustments to give effect to events that are (i) directly attributable to the distribution and related transaction agreements, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on Alcoa Corporation. Any change in costs or expenses associated with operating as a standalone company would constitute projected amounts based on estimates and, therefore, are not factually supportable; as such, the Unaudited Pro Forma Combined Condensed Financial Statements have not been adjusted for any such estimated changes.

The Unaudited Pro Forma Statements of Combined Operations for the fiscal year ended December 31, 2015 and the nine months ended September 30, 2016 have been prepared as though the separation occurred on January 1, 2015. The Unaudited Pro Forma Combined Balance Sheet at September 30, 2016 has been prepared as though the separation occurred on September 30, 2016. The Unaudited Pro Forma Combined Condensed Financial Statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The Unaudited Pro Forma Combined Condensed Financial Statements should be read in conjunction with our historical combined financial statements, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The Unaudited Pro Forma Combined Condensed Financial Statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this prospectus.

Alcoa Corporation

Unaudited Pro Forma Statement of Combined Operations

(in millions, except per share data)

For the nine months ended September 30, 2016	As Reported	Pro Forma Adjustments		Pro Forma
Total sales	$6,781			$6,781

Cost of goods sold (exclusive of expenses below)	5,761	(17)	(a)	5,744
Selling, general administrative, and other expenses	267	(54)	(b)	213
Research and development expenses	26			26
Provision for depreciation, depletion, and amortization	536			536
Restructuring and other charges	109			109
Interest expense	197	(109)	(c)	88
Other income, net	(90)			(90)

Total costs and expenses	6,806			6,626

(Loss) income before income taxes	(25)			155
Provision for income taxes	178	—	(d)	178

Net loss	(203)			(23)
Less: Net income attributable to noncontrolling interests	58			58

Net loss attributable to Alcoa Corporation	$(261)			$(81)

Unaudited pro forma earnings per share:
Basic	$(1.43)			$(0.44)	(e)
Diluted	$(1.43)			$(0.44)	(e)

Weighted-average shares outstanding:
Basic	182.5			182.5	(e)
Diluted	182.5			182.5	(e)

Alcoa Corporation

Unaudited Pro Forma Statement of Combined Operations

(in millions, except per share data)

For the year ended December 31, 2015	As Reported	Pro Forma Adjustments		Pro Forma
Total sales	$11,199			$11,199

Cost of goods sold (exclusive of expenses below)	9,039	(98)	(a)	8,941
Selling, general administrative, and other expenses	353	(12)	(b)	341
Research and development expenses	69			69
Provision for depreciation, depletion, and amortization	780			780
Restructuring and other charges	983			983
Interest expense	270	(153)	(c)	117
Other expenses, net	42			42

Total costs and expenses	11,536			11,273

Loss before income taxes	(337)			(74)
Provision for income taxes	402	—	(d)	402

Net loss	(739)			(476)
Less: Net income attributable to noncontrolling interests	124			124

Net loss attributable to Alcoa Corporation	$(863)			$(600)

Unaudited pro forma earnings per share:
Basic				$(3.30)	(e)
Diluted				$(3.30)	(e)

Weighted-average shares outstanding:
Basic				181.7	(e)
Diluted				181.7	(e)

Alcoa Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

(in millions)

September 30, 2016	As Reported	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$241	156	(f)	$397
Restricted cash	1,228	(1,228)	(f)	—
Receivables from customers	530			530
Inventories	1,192			1,192
Other current assets	431			431

Total current assets	3,622			2,550
Properties, plants, and equipment, net	9,609			9,609
Other noncurrent assets	4,074			4,074

Total Assets	$17,305			$16,233

Liabilities
Current liabilities:
Accounts payable, trade	$1,252			$1,252
Other current liabilities	933	3	(g)(h)	936
Long-term debt due within one year	21			21

Total current liabilities	2,206			2,209
Long-term debt, less amount due within one year	1,457		(f)	1,457
Accrued pension and other postretirement benefits	2,801		(g)	2,801
Environmental remediation	201	54	(h)	255
Asset retirement obligations	549			549
Other noncurrent liabilities	965			965

Total liabilities	8,179			8,236

Equity
Common stock	—	2	(i)	2
Additional capital	—	10,327	(i)	10,327
Parent Company net investment	11,458	(1,129)	(j)	—
		(10,329)	(i)
Accumulated other comprehensive loss	(4,478)		(g)	(4,478)

Total Parent Company investment and Accumulated other comprehensive loss	6,980			5,851

Noncontrolling interest	2,146			2,146

Total equity	9,126			7,997

Total Liabilities and Equity	$17,305			$16,233

Alcoa Corporation

Notes to Unaudited Pro Forma Combined Financial Statements

(dollars in millions, except per share data)

(a)	Reflects the favorable pro forma adjustment of $17 for the nine months ended September 30, 2016, and $98 for the year ended December 31, 2015, relating to the defined benefit pension and other postretirement employee benefit (“OPEB”) plans that were either legally separated and created as new plans to be assumed by Alcoa Corporation or were not required to be separated as they were fully assumed by Alcoa Corporation effective August 1, 2016 (see note (g) below), had the separation occurred on January 1, 2015. For the nine months ended September 30, 2016, the pro forma adjustment is reflective of only the first seven months of the period as the net liabilities of these benefit plans, and the related expense, were reflected as direct plans in the historical combined financial statements beginning on August 1, 2016.

On a carve-out basis, the ParentCo plans were accounted for on a multi-employer basis, with related expenses allocated to Alcoa Corporation based primarily on: a) pensionable compensation with respect to active participants; and b) Alcoa Corporation’s revenues as a percentage of ParentCo’s total segment revenues with respect to ParentCo’s general corporate participants and closed or sold operations. These historical allocated expenses are higher than the expense that would have been recognized had the new pension and OPEB plans been recorded as direct plans of Alcoa Corporation as of the beginning of the respective periods presented. The new plans have a low ratio of active participants as compared to retired participants for Alcoa Corporation. As such, the amortization period for unrecognized gains and losses was based on the average remaining life expectancy of plan participants (ParentCo shared plans used average remaining service period of active employees).

The plan assumptions used to measure pro forma pension and OPEB expense for the nine months ended September 30, 2016, were also used for purposes of measuring pro forma expense for the year ended December 31, 2015. The calculation of the pro forma adjustment is as follows:

	Year ended December 31, 2015	Nine months ended September 30, 2016
Expense for Shared Plans in historical financial statements	$191	$71
Estimated expense for new separated plans	93	54

Pro forma adjustment	$(98)	$(17)

(b)	Reflects the removal of costs related to the separation that were incurred during the historical periods that will not continue to be incurred post-separation. These costs were primarily for legal, tax, accounting, and other professional fees.

(c)	Reflects a net adjustment to interest expense resulting from the incurrence by a subsidiary of Alcoa Corporation of third-party indebtedness (see note (f) below) as part of the capital structure ultimately established at the time of separation and the removal of certain historical interest expense. The interest rate of the incremental $1,250 third-party indebtedness is fixed at 6.75% for $750 and 7.00% for $500, resulting in incremental expense of $69 and $91 (includes amortization of deferred financing costs) for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively. The incremental interest expense from the issuance of additional third-party indebtedness is offset by the elimination of $178 and $244 in interest expense for the nine months ended September 30, 2016, and the year ended December 31, 2015, respectively, which represents an allocation of the cost of ParentCo’s debt included in the historical combined financial statements that is not an obligation of Alcoa Corporation post-separation.

(d)	Alcoa Corporation does not anticipate any income tax impact related to the pro forma adjustments described in notes (a), (b), and (c) above.

(e)	Pro forma earnings per share and pro forma weighted-average shares outstanding are based on the number of shares of ParentCo outstanding as of September 30, 2016, and December 31, 2015, respectively, adjusted for: a) the 1-for-3 reverse stock split for ParentCo’s common stock that was effected on October 5, 2016; b) an assumed distribution ratio of one share of Alcoa Corporation common stock for every three shares of ParentCo common stock (giving effect to the 1-for-3 reverse split mentioned above) held on the record date; and c) the 36.3 million additional shares retained by ParentCo. While the actual future impact of potential dilution from shares of our common stock related to equity awards granted to our employees under ParentCo’s equity plans will depend on various factors, including employees who may change employment from one company to another, we do not currently estimate that the future dilutive impact is material. For the periods presented, the impact of such equity awards would have been anti-dilutive.

(f)	In September 2016, a subsidiary of Alcoa Corporation incurred $1,250 in third-party indebtedness (of which $750 has an eight-year term and $500 has a ten-year term) as part of the capital structure that was ultimately established at the time of separation. As a result, this indebtedness was included in the historical combined balance sheet of Alcoa Corporation (see Note H to the Unaudited Combined Financial Statements in this prospectus). The $1,228 in net proceeds of this indebtedness was required to be placed into escrow until completion of the separation and, therefore, was reflected as restricted cash in the historical combined balance sheet of Alcoa Corporation. At separation, the net proceeds were released from escrow and Alcoa Corporation paid ParentCo $1,072 and retained the remaining $156 in cash. Additionally, Alcoa Corporation has access to a senior secured $1,500 revolving credit facility (5-year term), which was undrawn at the time of separation. Total deferred financing costs associated with these instruments are $42, which will be amortized to interest expense over the terms of the respective instruments, and are reflected as a reduction to long-term debt.

(g)	Effective August 1, 2016, certain benefit plans were either legally separated into standalone plans for Alcoa Corporation and ParentCo or were fully assumed by Alcoa Corporation. As a result, the net benefit plan liabilities transferred to Alcoa Corporation in connection with the separation were included in the historical combined balance sheet of Alcoa Corporation (see Note L to the Unaudited Combined Financial Statements in this prospectus). A full valuation allowance was recorded against the deferred tax asset associated with the net benefit plan liabilities.

(h)	Reflects the net addition of $57 (of which $3 is current) in environmental remediation liabilities associated with certain former operating locations of ParentCo, including those related to retained obligations from operating locations previously divested, that were assumed by Alcoa Corporation in accordance with the terms of the separation and distribution agreement.

(i)	On the distribution date, ParentCo’s net investment in Alcoa Corporation (after reflecting the impact of the pro forma adjustment described in notes (h) and (j)) was re-designated as Alcoa Corporation’s shareholders’ equity and was allocated between common stock and additional capital based on the number of shares of Alcoa Corporation common stock outstanding at the distribution date and a par value of $0.01 per share.

(j)	Reflects a net adjustment for the distribution of net proceeds from the additional third-party indebtedness described in note (f) above and the establishment of environmental remediation liabilities described in note (h) above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in conjunction with the Combined Financial Statements and corresponding notes and the Unaudited Pro Forma Combined Condensed Financial Statements and corresponding notes included elsewhere in this prospectus. This MD&A contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

All amounts discussed are in millions of U.S. dollars, unless otherwise indicated.

Overview

The Separation

Separation Transaction. On September 28, 2015, ParentCo’s Board of Directors preliminarily approved a plan to separate ParentCo into two standalone, publicly-traded companies (the “Separation Transaction”), Alcoa Corporation and Arconic Inc. Alcoa Corporation includes the Alumina and Primary Metals segments, which comprise the bauxite mining, alumina refining, aluminum production, and energy operations of ParentCo, as well as the Warrick, IN rolling operations and the 25.1% equity interest in the rolling mill at the joint venture in Saudi Arabia, both of which were part of ParentCo’s Global Rolled Products segment. ParentCo, which changed its name to Arconic Inc., continues to own the Global Rolled Products (except for the aforementioned rolling operations to be included in Alcoa Corporation), Engineered Products and Solutions, and Transportation and Construction Solutions segments.

The Separation Transaction was subject to a number of conditions, including, but not limited to: final approval by ParentCo’s Board of Directors (see below); the continuing validity of the private letter ruling from the Internal Revenue Service regarding certain U.S. federal income tax matters relating to the transaction; receipt of an opinion of legal counsel regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes; and the U.S. Securities and Exchange Commission (the “SEC”) declaring effective a Registration Statement on Form 10, as amended, filed with the SEC on October 11, 2016 (effectiveness was declared by the SEC on October 17, 2016).

On September 29, 2016, ParentCo’s Board of Directors approved the completion of the Separation Transaction by means of a pro rata distribution by ParentCo of 80.1% of the outstanding common stock of Alcoa Corporation to ParentCo stockholders of record as of the close of business on October 20, 2016 (the “Record Date”), with Arconic retaining the remaining 19.9% of Alcoa Corporation common stock. At the time of the Separation Transaction, ParentCo stockholders received one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held as of the close of business on the Record Date. ParentCo stockholders received cash in lieu of fractional shares.

In connection with the Separation Transaction, as of October 31, 2016, Alcoa Corporation entered into certain agreements with Arconic to implement the legal and structural separation between the two companies, govern the relationship between Alcoa Corporation and Arconic after the completion of the Separation Transaction, and allocate between Alcoa Corporation and Arconic various assets, liabilities and obligations, including, among other things, employee benefits, environmental liabilities, intellectual property, and tax-related assets and liabilities. These agreements included a Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement and certain Patent, Know-How, Trade Secret License and Trademark License Agreements.

On November 1, 2016, the Separation Transaction was completed and became effective at 12:01 a.m. Eastern Standard Time. To effect the Separation Transaction, ParentCo undertook a series of transactions to separate the net assets and certain legal entities of ParentCo, resulting in a cash payment of approximately $1,100 to ParentCo by Alcoa Corporation with the net proceeds of a previous debt offering (see Financing Activities in Liquidity and Capital Resources below). In conjunction with the Separation Transaction, 146,159,428 shares of Alcoa Corporation common stock were distributed to ParentCo stockholders. Additionally, Arconic retained 36,311,767 shares of Alcoa Corporation common stock representing its 19.9% retained interest. “Regular-way” trading of Alcoa Corporation’s common stock began with the opening of the New York Stock Exchange (the “NYSE”) on November 1, 2016 under the ticker symbol “AA.” Alcoa Corporation’s common stock has a par value of $0.01 per share.

Following the distribution, Alcoa Corporation stockholders own directly 80.1% of the outstanding shares of common stock of Alcoa Corporation. Arconic retained 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution. Arconic (the selling stockholder named herein) intends to dispose of the Alcoa Corporation common stock that it retained after the distribution, which may include dispositions through one or more subsequent exchanges for debt or equity or a sale of its shares for cash, within the 18-month period following the distribution, subject to market conditions. Any shares not disposed of by Arconic during such 18-month period will be sold or otherwise disposed of by Arconic consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution. Alcoa Corporation is registering on a registration statement on Form S-1, of which this prospectus forms a part, the shares retained by Arconic under the terms of a stockholder and registration rights agreement between Alcoa Corporation and the selling stockholder.

ParentCo incurred costs to evaluate, plan, and execute the Separation Transaction, and Alcoa Corporation was allocated a pro rata portion of those costs based on segment revenue. ParentCo recognized $55 and $118 in the 2016 third quarter and nine-month period, respectively, and $12 in both the 2015 third quarter and nine-month period for costs related to the Separation Transaction, of which $23 and $54 was allocated to Alcoa Corporation in the 2016 third quarter and nine-month period, respectively, and $6 was allocated to Alcoa Corporation in both the 2015 third quarter and nine-month period. The allocated amounts were included in selling, general administrative, and other expenses.

For purposes of the following sections of the MD&A, we use the terms “Alcoa Corporation,” “we,” “us,” and “our,” when referring to periods prior to the distribution, to refer to the Alcoa Corporation Business of ParentCo.

Our Business

Alcoa Corporation is the world leader in the production and management of primary aluminum and alumina combined, through its active participation in all major aspects of the industry: technology, mining, refining, smelting, and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (“LME”) and priced daily. The price of aluminum influences the operating results of Alcoa Corporation.

Alcoa Corporation is a global company operating in ten countries. Based upon the country where the point of sale occurred, the United States and Europe generated 48% and 26%, respectively, of Alcoa Corporation’s sales in 2015. In addition, Alcoa Corporation has investments and operating activities in, among others, Australia, Canada, Brazil, Guinea, and Saudi Arabia. Governmental policies, laws and regulations, and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

Results of Operations

Earnings Summary

Net loss attributable to Alcoa Corporation for 2015 was $863 compared with Net loss attributable to Alcoa Corporation of $256, in 2014. The increased loss of $607 was primarily due to a lower average realized price for both aluminum and alumina, a charge for legal matters in Italy, discrete income tax charge for valuation allowances on certain deferred tax assets and nondeductible items, lower energy sales, and higher costs. These negative impacts were partially offset by net favorable foreign currency movements, net productivity improvements, and lower charges and expenses related to a number of portfolio actions (such as capacity reductions and divestitures).

Net loss attributable to Alcoa Corporation for 2014 was $256, compared with a Net loss of $2,909, in 2013. The improvement in results of $2,653 was primarily due to the absence of an impairment of goodwill and charges for the resolution of a legal matter. Other significant changes in results included the following: higher energy sales, a higher average realized price for primary aluminum, net productivity improvements, and net favorable foreign currency movements. These other changes were mostly offset by higher charges related to a number of portfolio actions (such as capacity reductions and divestitures), and higher overall input costs.

Sales—Sales for 2015 were $11,199 compared with sales of $13,147 in 2014, a reduction of $1,948, or 14.8%. The decrease was primarily due to the absence of sales related to capacity that was closed, sold or curtailed (see Primary Metals in Segment Information below), a lower average realized price for aluminum and alumina, and lower energy sales (as a result of lower pricing and unfavorable foreign currency movements). These negative impacts were partially offset by higher volumes of alumina and rolled products.

Sales for 2014 were $13,147 compared with sales of $12,573 in 2013, an improvement of $574, or 4.6%. The increase was mainly the result of higher volumes of alumina, higher energy sales resulting from excess power due to curtailed smelter capacity, and a higher average realized price for primary aluminum. These positive impacts were partially offset by lower primary aluminum volumes, including those related to curtailed and shutdown smelter capacity.

Cost of Goods Sold—COGS as a percentage of Sales was 80.7% in 2015 compared with 80.2% in 2014. The percentage was negatively impacted by a lower average realized price for both aluminum and alumina, lower energy sales, higher inventory write-downs related to the decisions to permanently shut down and/or curtail capacity (difference of $35 – see Restructuring and Other Charges below), and higher costs. These negative impacts were mostly offset by net favorable foreign currency movements due to a stronger U.S. dollar, net productivity improvements, a favorable last in, first out (LIFO) adjustment (difference of $103) due to lower prices for aluminum and alumina, and the absence of costs related to a new labor agreement that covers employees at seven locations in the United States (see below).

COGS as a percentage of Sales was 80.2% in 2014 compared with 87.8% in 2013. The percentage was positively impacted by net productivity improvements across all segments, both the previously mentioned higher energy sales and higher average realized price for primary aluminum, net favorable foreign currency movements due to a stronger U.S. dollar, lower costs for caustic and carbon, and the absence of costs related to a planned maintenance outage in 2013 at a power plant in Australia. These positive impacts were partially offset by higher costs for bauxite, energy, and labor; higher inventory write-downs related to the decisions to permanently shut down and/or curtail capacity (difference of $47 – see Restructuring and Other Charges below); less favorable LIFO adjustment (difference of $15); and costs related to a new labor agreement that covers employees at seven locations in the United States (see below).

On June 6, 2014, the United Steelworkers ratified a new five-year labor agreement covering approximately 6,100 employees at 10 U.S. locations of ParentCo (of which seven are part of Alcoa Corporation); the previous labor agreement expired on May 15, 2014. In 2014, as a result of the preparation for and ratification of the new agreement, Alcoa Corporation recognized $7 in COGS for, among other items, business contingency costs and a one-time signing bonus for employees.

Selling, General Administrative, and Other Expenses—SG&A expenses were $353, or 3.2% of Sales, in 2015 compared with $383, or 2.9% of Sales, in 2014. The decline of $30 was principally the result of favorable foreign currency movements due to a stronger U.S. dollar and the absence of SG&A ($15) related to closed and sold locations, partially offset by expenses for professional and consulting services related to the planned separation discussed above ($12).

SG&A expenses were $383, or 2.9% of Sales, in 2014 compared with $406, or 3.2% of Sales, in 2013. The decline of $23 was attributable to favorable foreign currency movements and decreases in various expenses, including legal and consulting fees and contract services, partially offset by higher stock-based compensation expense ($6).

Research and Development Expenses—R&D expenses were $69 in 2015 compared with $95 in 2014 and $86 in 2013. The decrease in 2015 as compared to 2014 primarily resulted from lower spending associated with inert anode and carbothermic technology for the Primary Metals segment. The increase in 2014 as compared to 2013 was primarily caused by additional spending related to inert anode and carbothermic technology for the Primary Metals segment.

Provision for Depreciation, Depletion, and Amortization—The provision for DD&A was $780 in 2015 compared with $954 in 2014. The decrease of $174, or 18.2%, was mostly due to favorable foreign currency movements due to a stronger U.S. dollar, particularly against the Australian dollar and Brazilian real, and the absence of DD&A ($55) related to the divestiture and/or permanent closure of five smelters, one refinery, and one rod mill (see Alumina and Primary Metals in Segment Information below), all of which occurred from March 2014 through June 2015.

The provision for DD&A was $954 in 2014 compared with $1,026 in 2013. The decrease of $72, or 7.0%, was principally the result of favorable foreign currency movements due to a stronger U.S. dollar, particularly against the Australian dollar and Brazilian real, and a reduction in expense ($20) related to the permanent shutdown of smelter capacity in Australia, Canada, the United States, and Italy that occurred at different points during both 2013 and 2014 (see Primary Metals in Segment Information below).

Impairment of Goodwill—In 2013, Alcoa Corporation recognized an impairment of goodwill in the amount of $1,731 ($1,719 after noncontrolling interest) related to the annual impairment review of the Primary Metals reporting unit (see Goodwill in Critical Accounting Policies and Estimates below).

Restructuring and Other Charges—Restructuring and other charges for each year in the three-year period ended December 31, 2015 were comprised of the following:

	2015	2014	2013
Asset impairments	$311	$328	$100
Layoff costs	199	157	152
Legal matters in Italy	201	—	—
Net loss on divestitures of businesses	25	214	—
Resolution of a legal matter	—	—	391
Other*	254	181	73
Reversals of previously recorded layoff and other exit costs	(7)	(17)	(4)

Total Restructuring and other charges	$983	$863	$712

*	Includes $32, $23, and $14 in 2015, 2014, and 2013, respectively, related to the allocation of restructuring charges to Alcoa Corporation based on segment revenue.

Layoff costs were recorded based on approved detailed action plans submitted by the operating locations that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2015 Actions. In 2015, Alcoa Corporation recorded Restructuring and other charges of $983, which were comprised of the following components: $418 for exit costs related to decisions to permanently shut down and demolish three smelters and a power station (see below); $238 for the curtailment of two refineries and two smelters (see below); $201 related to legal matters in Italy (see Note N to the Combined Financial Statements); a $24 net loss primarily related to post-closing adjustments associated with two December 2014 divestitures (see Note F to the Combined Financial Statements); $45 for layoff costs, including the separation of approximately 465 employees; $33 for asset impairments related to prior capitalized costs for an expansion project at a refinery in Australia that is no longer being pursued; a net credit of $1 for other miscellaneous items; $7 for the reversal of a number of small layoff reserves related to prior periods; and $32 related to Corporate restructuring allocated to Alcoa Corporation.

During 2015, management initiated various alumina refining and aluminum smelting capacity curtailments and/or closures. The curtailments were composed of the remaining capacity at all of the following: the São Luís smelter in Brazil (74 kmt-per-year); the Suriname refinery (1,330 kmt-per-year); the Point Comfort, TX refinery (2,010 kmt-per-year); and the Wenatchee, WA smelter (143 kmt-per-year). All of the curtailments were completed in 2015 except for 1,635 kmt-per-year at the Point Comfort refinery, which was completed by the end of June 2016. The permanent closures were composed of the capacity at the Warrick, IN smelter (269 kmt-per-year) (includes the closure of a related coal mine) and the infrastructure of the Massena East, NY smelter (potlines were previously shut down in both 2013 and 2014 – see 2013 Actions and 2014 Actions below), as the modernization of this smelter is no longer being pursued. The shutdown of the Warrick smelter was completed by the end of March 2016.

The decisions on the above actions were part of a separate 12-month review in refining (2,800 kmt-per-year) and smelting (500 kmt-per-year) capacity initiated by management in March 2015 for possible curtailment (partial or full), permanent closure or divestiture. While many factors contributed to each decision, in general, these actions were initiated to maintain competitiveness amid prevailing market conditions for both alumina and aluminum. Demolition and remediation activities related to the Warrick smelter and the Massena East location began in 2016 and are expected to be completed by the end of 2020.

Separate from the actions initiated under the reviews described above, in mid-2015, management approved the permanent shutdown and demolition of the Poços de Caldas smelter (capacity of 96 kmt-per-year) in Brazil and the Anglesea power station (includes the closure of a related coal mine) in Australia. The entire capacity at Poços de Caldas had been temporarily idled since May 2014 and the Anglesea power station was shut down at the end of August 2015. Demolition and remediation activities related to the Poços de Caldas smelter and the Anglesea power station began in late 2015 and are expected to be completed by the end of 2026 and 2020, respectively.

The decision on the Poços de Caldas smelter was due to management’s conclusion that the smelter was no longer competitive as a result of challenging global market conditions for primary aluminum, which led to the initial curtailment, that have not dissipated and higher costs. For the Anglesea power station, the decision was made because a sale process did not result in a sale and there would have been imminent operating costs and financial constraints related to this site in the remainder of 2015 and beyond, including significant costs to source coal from available resources, necessary maintenance costs, and a depressed outlook for forward electricity prices. The Anglesea power station previously supplied approximately 40 percent of the power needs for the Point Henry smelter, which was closed in August 2014 (see 2014 Actions below).

In 2015, costs related to the shutdown and curtailment actions included asset impairments of $226, representing the write-off of the remaining book value of all related properties, plants, and equipment; $154 for the layoff of approximately 3,100 employees (1,800 in the Primary Metals segment and 1,300 in the Alumina segment), including $30 in pension costs (see Note W to the Combined Financial Statements); accelerated depreciation of $85 related to certain facilities as they continued to operate during 2015; and $222 in other exit costs. Additionally in 2015, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $90, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $222 represent $72 in asset retirement obligations and $85 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in the United States, Brazil, and Australia (includes the rehabilitation of a related coal mine in each of Australia and the United States), and $65 in supplier and customer contract-related costs.

As of December 31, 2015, approximately 740 of the 3,600 employees were separated. In 2015, cash payments of $26 were made against layoff reserves related to 2015 restructuring programs.

2014 Actions. In 2014, Alcoa Corporation recorded Restructuring and other charges of $863, which were comprised of the following components: $526 for exit costs related to decisions to permanently shut down and demolish three smelters (see below); a $216 net loss for the divestitures of three operations (see Note F to the Combined Financial Statements); $61 for the temporary curtailment of two smelters and a related production slowdown at one refinery (see below); $33 for asset impairments related to prior capitalized costs for a modernization project at a smelter in Canada that is no longer being pursued; $9 for layoff costs, including the separation of approximately 60 employees; a net charge of $4 for an environmental charge at a previously shut down refinery; $9 primarily for the reversal of a number of layoff reserves related to prior periods; and $23 related to Corporate restructuring allocated to Alcoa Corporation.

In early 2014, management approved the permanent shutdown and demolition of the remaining capacity (84 kmt-per-year) at the Massena East, NY smelter and the full capacity (190 kmt-per-year) at the Point Henry smelter in Australia. The capacity at Massena East was fully shut down by the end of March 2014 and the Point Henry smelter was fully shut down in August 2014. Demolition and remediation activities related to both the Massena East and Point Henry smelters began in late 2014 and are expected to be completed by the end of 2020 and 2018, respectively.

The decisions on the Massena East and Point Henry smelters were part of a 15-month review of 460 kmt of smelting capacity initiated by management in May 2013 (see 2013 Actions below) for possible curtailment. Through this review, management determined that the remaining capacity of the Massena East smelter was no longer competitive and the Point Henry smelter had no prospect of becoming financially viable. Management also initiated the temporary curtailment of the remaining capacity (62 kmt-per-year) at the Poços de Caldas smelter and additional capacity (85 kmt-per-year) at the São Luís smelter, both in Brazil. These curtailments were completed by the end of May 2014. As a result of these curtailments, 200 kmt-per-year of production at the Poços de Caldas refinery was reduced by the end of June 2014.

Additionally, in August 2014, management approved the permanent shutdown and demolition of the capacity (150 kmt-per-year) at the Portovesme smelter in Italy, which had been idle since November 2012. This decision was made because the fundamental reasons that made the Portovesme smelter uncompetitive remained unchanged, including the lack of a viable long-term power solution. Demolition and remediation activities related to the Portovesme smelter began in 2016 and are expected to be completed by the end of 2020 (delayed due to discussions with the Italian government and other stakeholders).

In 2014, costs related to the shutdown and curtailment actions included $149 for the layoff of approximately 1,290 employees, including $24 in pension costs (see Note W to the Combined Financial Statements); accelerated depreciation of $146 related to the Point Henry smelter in Australia as they continued to operate during 2014; asset impairments of $150 representing the write-off of the remaining book value of all related properties, plants, and equipment; and $152 in other exit costs. Additionally in 2014, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $55, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $152 represent $87 in asset retirement obligations and $24 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in Australia, Italy, and the United States, and $41 in other related costs, including supplier and customer contract-related costs.

As of December 31, 2015, the separations associated with 2014 restructuring programs were essentially complete. In 2015 and 2014, cash payments of $34 and $87, respectively, were made against layoff reserves related to 2014 restructuring programs.

2013 Actions. In 2013, Alcoa Corporation recorded Restructuring and other charges of $712, which were comprised of the following components: $391 related to the resolution of a legal matter (see Government Investigations under Litigation in Note N to the Combined Financial Statements); $244 for exit costs related to the permanent shutdown and demolition of certain structures at three smelter locations (see below); $38 for layoff costs, including the separation of approximately 370 employees, of which 280 relates to a global overhead reduction program; $23 for asset impairments related to the write-off of capitalized costs for projects no longer being pursued due to the market environment; a net charge of $2 for other miscellaneous items; and $14 related to Corporate restructuring allocated to Alcoa Corporation.

In May 2013, management approved the permanent shutdown and demolition of two potlines (capacity of 105 kmt-per-year) that utilize Soderberg technology at the Baie Comeau smelter in Québec, Canada (remaining capacity of 280 kmt-per-year composed of two prebake potlines) and the full capacity (44 kmt-per-year) at the Fusina smelter in Italy. Additionally, in August 2013, management approved the permanent shutdown and demolition of one potline (capacity of 41 kmt-per-year) that utilizes Soderberg technology at the Massena East, NY smelter (remaining capacity of 84 kmt-per-year composed of two Soderberg potlines). The aforementioned Soderberg lines at Baie Comeau and Massena East were fully shut down by the end of September 2013 while the Fusina smelter was previously temporarily idled in 2010. Demolition and remediation activities related to all three facilities began in late 2013 and were completed by the end of 2016 for Massena East and are expected to be completed by the end of 2017 for both Baie Comeau and Fusina.

The decisions on the Soderberg lines for Baie Comeau and Massena East were part of a 15-month review of 460 kmt of smelting capacity initiated by management in May 2013 for possible curtailment, while the decision on the Fusina smelter was in addition to the capacity being reviewed. Factors leading to all three decisions were in general focused on achieving sustained competitiveness and included, among others: lack of an economically viable, long-term power solution (Italy); changed market fundamentals; other existing idle capacity; and restart costs.

In 2013, exit costs related to the shutdown actions included $113 for the layoff of approximately 550 employees (Primary Metals segment), including $78 in pension costs (see Note W to the Combined Financial Statements); accelerated depreciation of $58 (Baie Comeau) and asset impairments of $19 (Fusina and Massena East) representing the write-off of the remaining book value of all related properties, plants, and equipment; and $54 in other exit costs. Additionally in 2013, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value resulting in a charge of $8, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $54 represent $47 in asset retirement obligations and $5 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish these structures, and $2 in other related costs.

As of December 31, 2015, the separations associated with 2013 restructuring programs were essentially complete. In 2015, 2014, and 2013, cash payments of $6, $24, and $23, respectively, were made against layoff reserves related to 2013 restructuring programs.

Alcoa Corporation does not include Restructuring and other charges in the results of its reportable segments. The pretax impact of allocating such charges to segment results would have been as follows:

	2015	2014	2013
Bauxite	$16	$—	$—
Alumina	212	283	10
Aluminum	610	559	296
Cast Products	2	(2)	—
Energy	84	—	—
Rolled Products	9	—	—

Segment total	933	840	306

Corporate	50	23	406

Total restructuring and other charges	$983	$863	$712

Interest Expense—Interest expense was $270 in 2015 compared with $309 in 2014. The decrease of $39, or 12.6%, was largely due to a lower allocation to Alcoa Corporation of ParentCo’s interest expense, which is primarily a function of the lower ratio in 2015 (as compared to 2014) of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, partially offset by higher interest expense at ParentCo subject to allocation.

Interest expense was $309 in 2014 compared with $305 in 2013. The increase of $4, or 1.3%, was primarily driven by a higher allocation to Alcoa Corporation of ParentCo’s interest expense, due mainly to higher interest expense at ParentCo subject to allocation.

Other Expenses (Income), net—Other expenses, net was $42 in 2015 compared with $58 in 2014. The decrease of $16 was mainly the result of net favorable foreign currency movements ($23) and lower equity losses ($5), partially offset by an unfavorable change in mark-to-market derivative contracts ($13).

Other expenses, net was $58 in 2014 compared with $14 in 2013. The change of $44 was mostly due to an unfavorable change in mark-to-market derivative aluminum contracts ($49) and a higher equity loss related to Alcoa Corporation’s share of the joint venture in Saudi Arabia due to start-up costs of the entire complex, including restart costs for one of the smelter potlines that was previously shut down due to a period of instability. These items were partially offset by a gain on the sale of a mining interest in Suriname ($28).

Income Taxes—Alcoa Corporation’s effective tax rate was 119% (provision on a loss) in 2015 compared with the U.S. federal statutory rate of 35%. The effective tax rate differs from the U.S. federal statutory rate mainly due to U.S. losses and tax credits with no tax benefit realizable in Alcoa Corporation, a $141 discrete income tax charge ($107 after noncontrolling interest) for valuation allowances on certain deferred tax assets in Iceland and Suriname (see Income Taxes in Critical Accounting Policies and Estimates below) and a $201 charge for legal matters in Italy (see Restructuring and Other Charges above) that are nondeductible for income tax purposes, and restructuring charges related to the curtailment of a refinery in Suriname (see Restructuring and Other Charges above), a portion for which no tax benefit was recognized.

Alcoa Corporation’s effective tax rate was 451% (provision on a loss) in 2014 compared with the U.S. federal statutory rate of 35%. The effective tax rate differs from the U.S. federal statutory rate mainly due to U.S. losses and tax credits with no tax benefit realizable in Alcoa Corporation, restructuring charges related to operations in Italy (no tax benefit) and Australia (benefit at a lower tax rate) (see Restructuring and Other Charges above), a $52 ($31 after noncontrolling interest) discrete income tax charge related to a tax rate change in Brazil (see below), and a $27 ($16 after noncontrolling interest) discrete income tax charge for the remeasurement of certain deferred tax assets of a subsidiary in Spain due to a November 2014 enacted tax rate change (from 30% in 2014 to 28% in 2015, and from 28% to 25% in 2016). These items were somewhat offset by foreign income taxed in lower-rate jurisdictions.

In December 2011, one of Alcoa Corporation’s subsidiaries in Brazil applied for a tax holiday related to its expanded mining and refining operations. During 2013, the application was amended and re-filed and, separately, a similar application was filed for another one of ParentCo’s subsidiaries in Brazil that has significant operations of Alcoa Corporation. The deadline for the Brazilian government to deny the application was July 11, 2014. Since Alcoa Corporation did not receive notice that its applications were denied, the tax holiday took effect automatically on July 12, 2014. As a result, the tax rate for these entities decreased significantly (from 34% to 15.25%), resulting in future cash tax savings over the 10-year holiday period (retroactively effective as of January 1, 2013). Additionally, a portion of the Alcoa Corporation subsidiary’s net deferred tax asset that reverses within the holiday period was remeasured at the new tax rate (the net deferred tax asset of the other entity was not remeasured since it could still be utilized against the subsidiary’s future earnings not subject to the tax holiday). This remeasurement resulted in a decrease to that entity’s net deferred tax asset and a noncash charge to earnings in Alcoa Corporation’s combined statement of operations of $52 ($31 after noncontrolling interest).

Alcoa Corporation’s effective tax rate was 4% in 2013 (provision on a loss) compared with the U.S. federal statutory rate of 35%. The effective tax rate differs from the U.S. federal statutory rate primarily due to a $1,731 impairment of goodwill (see Impairment of Goodwill above), U.S. losses and tax credits with no tax benefit realizable in Alcoa Corporation and a $209 charge for a legal matter (see Restructuring and Other Charges above) that are nondeductible for income tax purposes, a $128 discrete income tax charge for valuation allowances on certain deferred tax assets in Spain (see Income Taxes in Critical Accounting Policies and Estimates below), restructuring charges related to operations in Canada (benefit at a lower tax rate) and Italy (no tax benefit) (see Restructuring and Other Charges above).

Management anticipates that the effective tax rate in 2016 will be approximately 60% (provision on a loss). However, changes in the current economic environment, tax legislation or rate changes, currency fluctuations, ability to realize deferred tax assets, and the results of operations in certain taxing jurisdictions may cause this estimated rate to fluctuate.

Noncontrolling Interests—Net income attributable to noncontrolling interests was $124 in 2015 compared with Net loss attributable to noncontrolling interests of $91 in 2014 and Net income attributable to noncontrolling interests of $39 in 2013. These amounts are related to Alumina Limited’s 40% ownership interest in AWAC. In 2015, AWAC generated income compared to a loss in both 2014 and 2013.

In 2015, the change in AWAC’s results was principally due to improved operating results, the absence of restructuring and other charges related to both the permanent shutdown of the Point Henry smelter in Australia (see Restructuring and Other Charges above) and the divestiture of an ownership interest in a mining and refining joint venture in Jamaica (see Alumina in Segment Information below), and the absence of a combined $79 ($32 was noncontrolling interest’s share) discrete income tax charge related to a respective tax rate change in both Brazil and Spain (see Income Taxes above). These positive impacts were somewhat offset by restructuring charges related to the curtailment of both the refinery in Suriname and in Point Comfort, TX and the permanent closure of the Anglesea power station and coal mine (see Restructuring and Other Charges above), an $85 ($34 was noncontrolling interest’s share) discrete income tax charge for a valuation allowance on certain deferred tax assets (see Income Taxes above), and the absence of a $28 gain ($11 was noncontrolling interest’s share) on the sale of a mining interest in Suriname. The improvement in AWAC’s operating results was largely attributable to net favorable foreign currency movements, net productivity improvements, and lower input costs, slightly offset by a lower average realized price (see Alumina in Segment Information below).

In 2014, AWAC generated a smaller loss compared to 2013 mainly driven by the absence of a $384 charge for a legal matter (see below), improved operating results, and a $28 gain ($11 was noncontrolling interest’s share) on the sale of a mining interest in Suriname. These positive impacts were mostly offset by restructuring and other charges associated with both the decision to permanently shut down the Point Henry smelter in Australia (see Restructuring and Other Charges above) and the divestiture of an ownership interest in a mining and refining joint venture in Jamaica (see Alumina in Segment Information below) and a combined $79 ($32 was noncontrolling interest’s share) discrete income tax charge related to a tax rate change in both Brazil and Spain (see Income Taxes above). The improvement in AWAC’s operating results was principally due to net favorable foreign currency movements and net productivity improvements, partially offset by an increase in input costs. Even though AWAC generated an overall loss in both 2014 and 2013, the noncontrolling interest’s share resulted in income in 2013 due to the manner in which the charges and costs related to a legal matter were allocated, as discussed below.

The noncontrolling interest’s share of AWAC’s charge for a legal matter in 2013 and 2012 was $58 (related to the aforementioned $384) and $34 (an $85 charge related to the civil portion of the same legal matter), respectively. In 2012, the $34 was based on the 40% ownership interest of Alumina Limited, while, in 2013, the $58 was based on 15%. The application of a different percentage was due to the criteria in a 2012 allocation agreement between ParentCo and Alumina Limited related to this legal matter being met. Additionally, the $34 charge, as well as costs related to this legal matter, was retroactively adjusted to reflect the terms of the allocation agreement, resulting in a credit to Noncontrolling interests of $41 in 2013. In summary, Noncontrolling interests included a charge of $17 and $34 related to this legal matter in 2013 and 2012, respectively.

Segment Information

Alcoa Corporation is primarily a producer of bauxite, alumina, aluminum ingot, and aluminum sheet. Alcoa Corporation’s segments are organized by product on a worldwide basis. Segment performance under Alcoa Corporation’s management reporting system is evaluated based on a number of factors; however, the primary measure of performance is the after-tax operating income (“ATOI”) of each segment. Certain items such as the impact of LIFO inventory accounting; metal price lag; interest expense; non-controlling interests; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit elimination; the impact of discrete tax items, any deferred tax valuation allowance adjustments and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income are excluded from segment ATOI.

Effective January 1, 2015, Alcoa Corporation redefined its operating segments concurrent with an internal reorganization for certain of its businesses. Following this reorganization, Alcoa Corporation’s operations consist of six segments: Bauxite, Alumina, Aluminum, Cast Products, Energy and Rolled Products. Under the applicable reporting guidance, when a company changes its organizational structure, it should generally prepare its segment information based on the new segments and provide comparative information for related periods. However, in certain instances, changes to the structure of an internal organization could change the composition of its reportable segments and it may not be practical to retrospectively revise prior periods. In connection with the January 1, 2015 reorganization, Alcoa Corporation fundamentally altered the commercial nature of how certain internal businesses transact with each other, moving from a cost-based transfer pricing model to one based on estimated market pricing. As a result, certain operations (such as bauxite mining, aluminum smelting and casting) that had previously been measured and evaluated primarily based on costs incurred were transformed into separate businesses with full profit and loss information. In addition, this reorganization involved converting regional-based management responsibility to global responsibility for each business, which had a further impact on overall cost structures of the segments.

As a result of the significant changes associated with the reorganization (including substantial information system modifications), which were implemented on a prospective basis only, Alcoa Corporation does not have all of the information that would be necessary to present certain segment data, specifically ATOI, income taxes and total assets, for periods prior to 2015. This information is not available to Alcoa Corporation management for its own internal use, and it is impracticable to obtain or generate this information, as underlying commercial transactions between the segments, which are necessary to determine these income-based and asset-based segment measures, did not take place prior to 2015.

The following discussion includes amounts for 2015 related to Alcoa Corporation’s current six segments. In addition, comparative information for 2015, 2014 and 2013 is provided on a supplemental basis for the segments that were in effect for periods prior to 2015: Alumina, Primary Metals and Rolled Products.

ATOI for all segments under the current segment reporting totaled $1,010 in 2015. The following information provides shipments (where appropriate), sales, and ATOI data for each segment, as well as certain production, realized price, and average cost data, for the period ended December 31, 2015. See Note Q to the Combined Financial Statements included in this prospectus for additional information.

Bauxite

2015
Bauxite production (bone dry metric tons, or bdmt), in millions	45.3
Alcoa Corporation’s average cost per bdmt of bauxite*	$19
Third-party sales	$71
Intersegment sales	1,160

Total sales	$1,231

ATOI	$258

*	Includes all production-related costs, including conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

During 2015, mines operated by Alcoa Corporation (owned by Alcoa Corporation and AWAC) produced 38.3 million bdmt and separately mines operated by third parties (with Alcoa Corporation and AWAC equity interests) produced 7.0 million bdmt on a proportional equity basis for a total bauxite production of 45.3 million bdmt.

Based on the terms of its bauxite supply contracts, AWAC bauxite purchases from Mineração Rio do Norte S.A. (MRN) and Compagnie des Bauxites de Guinée (CBG) differ from its proportional equity in those mines. Therefore during 2015, AWAC had access to 47.8 million bdmt of production from its portfolio of mines.

During 2015, AWAC sold 1.5 million bdmt of bauxite to third parties and purchased 0.2 million bdmt from third parties. The bauxite delivered to Alcoa Corporation and AWAC refineries amounted to 46.8 million bdmt during 2015.

Alcoa Corporation is growing its third-party bauxite sales business. During the third quarter of 2015, Alcoa Corporation received permission from the Government of Western Australia to export trial shipments from its Western Australia mines.

In 2016, management will continue to focus on expanding its third-party bauxite business while also leveraging the strategic advantage of it close proximity to its owned refinery operations.

Alumina

2015
Alumina production (kmt)	15,720
Third-party alumina shipments (kmt)	10,755
Alcoa Corporation’s average realized price per metric ton of alumina	$311
Alcoa Corporation’s average cost per metric ton of alumina*	$266
Third-party sales	$3,343
Intersegment sales	1,687

Total sales	$5,030

ATOI	$476

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

In March 2015, Alcoa Corporation initiated a 12-month review of 2,800,000 mtpy in refining capacity for possible curtailment (partial or full), permanent closure or divestiture. This review was part of Alcoa Corporation’s target to lower its refining operations on the global alumina cost curve to the 21st percentile during 2016. As part of this review, in March 2015, Alcoa Corporation decided to curtail 443,000 mtpy (one digester) of capacity at the Suralco refinery; this action was completed by the end of April 2015.

Additionally, in September, Alcoa Corporation decided to curtail the remaining capacity (887,000 mtpy—two digesters) at Suralco; Alcoa Corporation completed it by the end of November 2015 (877,000 mtpy of capacity at Suralco had previously been curtailed). Alcoa Corporation has been in discussions with the Suriname government to determine the best long-term solution for Suralco due to limited bauxite reserves and the absence of a long-term energy alternative. Based on the ultimate conclusion of those discussions, on December 30, 2016, management of Alcoa Corporation approved the permanent closure of the Suralco refinery, effective immediately. See “Summary—Recent Developments” for more information.

During 2015, Alcoa Corporation undertook curtailment of the remaining 2,010,000 mtpy of capacity at the Point Comfort, Texas refinery (295,000 mtpy had previously been curtailed). This action was completed as of the end of June 2016 (375,000 mtpy was completed by the end of December 2015).

In 2016, alumina production will be approximately 2,500 kmt lower, mostly due to the curtailment of the Point Comfort and Suralco refineries. Also, the continued shift towards alumina index and spot pricing is expected to average 85% of third-party smelter-grade alumina shipments. Additionally, net productivity improvements are anticipated.

Aluminum

2015
Aluminum production (kmt)	2,811
Alcoa Corporation’s average cost per metric ton of aluminum*	$1,828
Third-party sales	$14
Intersegment sales	5,092

Total sales	$5,106

ATOI	$1

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

In March 2015, Alcoa Corporation initiated a 12-month review of 500,000 mtpy of smelting capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of Alcoa Corporation’s target to lower its smelting operations on the global aluminum cost curve to the 38th percentile during 2016. As part of this review, in March 2015, Alcoa Corporation decided to curtail the remaining capacity (74,000 mtpy) at the Alumar smelter; this action was completed in April 2015.

Separate from the smelting capacity review described above, in June 2015, Alcoa Corporation decided to permanently close the Poços de Caldas smelter (96,000 mtpy) in Brazil effective immediately. The Poços de Caldas smelter had been temporarily idle since May 2014 due to challenging global market conditions for primary aluminum and higher operating costs, which made the smelter uncompetitive. The decision to permanently close the Poços de Caldas smelter was based on the fact that these underlying conditions had not improved.

In November 2015, Alcoa Corporation announced that it would curtail 503,000 mtpy of aluminum smelting capacity amid prevailing market conditions by idling capacity at the Massena West (130,000 mtpy), Intalco (230,000 mtpy) and Wenatchee (143,000 mtpy) smelters. The curtailment of the remaining capacity at Wenatchee was completed by the end of December 2015. Later in November 2015, Alcoa Corporation announced that it had entered into a three-and-a-half year agreement with New York State to increase the competitiveness of the Massena West smelter. As a result, the Massena West smelter will continue to operate.

In January 2016, Alcoa Corporation announced it would delay the curtailment (230,000 mtpy) of its Intalco smelter in Ferndale, Washington until the end of the second quarter of 2016. Recent decreases in energy and raw material costs had made it more cost effective in the near term to keep the smelter operating. In May 2016, Alcoa Corporation announced that it had entered into a one-and-a-half year agreement with the Bonneville Power Administration (BPA) that will help improve the competitiveness of the Intalco smelter. As a result, the smelter will not be curtailed at the end of the second quarter of 2016 as previously announced.

In January 2016, Alcoa Corporation announced that it will permanently close its 269,000 mtpy Warrick Operations smelter in Evansville, Indiana, by the end of the first quarter of 2016. The rolling mill and power plant at Warrick Operations will continue to operate.

In 2016, aluminum production and third party sales in the Aluminum segment will be lower reflecting the 2015 curtailment and closure actions.

Cast Products

2015
Third-party aluminum shipments (kmt)	2,957
Alcoa Corporation’s average third party realized price per metric ton of aluminum*	$2,092
Alcoa Corporation’s average cost per metric ton of aluminum**	$2,019
Third-party sales	$6,186
Intersegment sales	46

Total sales	$6,232

ATOI	$110

*	Average realized price per metric ton of aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the LME; b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (for example the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (such as billet, slab, rod, etc.) or alloy.

**	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

In 2015, casting production was impacted by smelter curtailments (see Aluminum above). The casthouses associated with the 2015 smelter curtailments were also curtailed with the exception of the Massena West casthouse, which will continue to operate.

In 2016, casting production and third party sales will be lower due to the curtailment of the Wenatchee smelter (see Aluminum above) and lower product premiums and mix.

Energy

2015
Third-party sales (GWh)	6,604
Third-party sales	$426
Intersegment sales	297

Total sales	$723

ATOI	$145

In 2015, third party sales volume of electricity was principally comprised of the Brazil hydro facilities and the Warrick, IN power plant. During the year, management elected to permanently shut down the Anglesea power station and associated coal mine in Victoria, Australia. The power station previously provided electricity to the Pt. Henry smelter.

In 2016, energy sales in Brazil will be negatively impacted (as compared to 2015) by a decline in energy prices and net unfavorable foreign currency movements due to a stronger U.S. dollar against the Brazilian real. The sales volume at Warrick will decline by approximately 40% as a result of the closure of the Warrick smelter.

Rolled Products

2015
Third-party aluminum shipments (kmt)	266
Alcoa’s average realized price per metric ton of aluminum	$3,728
Third-party sales	$993
Intersegment sales	18

Total sales	$1,011

ATOI	$20

In 2015, third-party sales for the Rolled Products segment were impacted by unfavorable pricing, mostly due to a decrease in metal prices (both LME and regional premium components) as well as pricing pressure in the packaging end market.

In 2016, as a result of the planned closure of the Warrick smelter, additional costs are expected to secure alternative metal supply as the Warrick, IN rolling facility transitions to a cold metal rolling mill. Productivity improvements are anticipated to help offset some of these costs.

Reconciliation of ATOI to Combined Net Income (Loss) Attributable to Alcoa Corporation

Items required to reconcile total segment ATOI to combined net income (loss) attributable to Alcoa Corporation include: the impact of LIFO inventory accounting; metal price lag; interest expense; non-controlling interests; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit elimination; the impact of any discrete tax items, deferred tax valuation allowance adjustments and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income.

The following table reconciles total segment ATOI to combined net (loss) income attributable to Alcoa Corporation:

2015
Net (loss) income attributable to Alcoa Corporation:
Total segment ATOI(1)	$1,010
Unallocated amounts:
Impact of LIFO	107
Metal price lag	(30)
Interest expense	(270)
Non-controlling interest (net of tax)	(124)
Corporate expense	(180)
Restructuring and other charges	(983)
Income taxes	(41)
Other	(352)

Combined net loss attributable to Alcoa Corporation	$(863)

(1)	Segment ATOI information is not available for periods prior to 2015 and it is impracticable to obtain.

Segments Prior to 2015

As discussed above, the following information regarding Alcoa Corporation’s segments in effect prior to January 2015 (Alumina, Primary Metals, and Rolled Products) is being provided on a supplemental basis.

ATOI for all segments in effect prior to January 2015 totaled $902 in 2015, $1,018 in 2014, and $275 in 2013. The following information provides shipments (where appropriate), sales, and ATOI data for each segment, as well as certain production, realized price, and average cost data, for each of the three years in the period ended December 31, 2015. See Note Q to the Combined Financial Statements included in this prospectus for additional information.

Alumina

	2015	2014	2013
Alumina production (kmt)	15,720	16,606	16,618
Third-party alumina shipments (kmt)	10,755	10,652	9,966
Alcoa Corporation’s average realized price per metric ton of alumina	$317	$324	$328
Alcoa Corporation’s average cost per metric ton of alumina*	$237	$282	$295
Third-party sales	$3,455	$3,509	$3,326
Intersegment sales	1,687	1,941	2,235

Total sales	$5,142	$5,450	$5,561

ATOI	$746	$370	$259

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

This segment represents a portion of Alcoa Corporation’s upstream operations and consists of its worldwide refining system. Alumina mines bauxite, from which alumina is produced and then sold directly to external smelter customers, as well as to the Primary Metals segment (see Primary Metals below), or to customers who process it into industrial chemical products. More than half of Alumina’s production is sold under supply contracts to third parties worldwide, while the remainder is used internally by the Primary Metals segment. Alumina produced by this segment and used internally is transferred to the Primary Metals segment at prevailing market prices. A portion of this segment’s third-party sales are completed through the use of agents, alumina traders, and distributors. Generally, the sales of this segment are transacted in U.S. dollars while costs and expenses of this segment are transacted in the local currency of the respective operations, which are the Australian dollar, the Brazilian real, the U.S. dollar, and the euro.

AWAC is an unincorporated global joint venture between ParentCo and Alumina Limited and consists of a number of affiliated entities, which own, or have an interest in, or operate the bauxite mines and alumina refineries within the Alumina segment (except for the Poços de Caldas refinery in Brazil and a portion of the São Luís refinery in Brazil). ParentCo owns 60% and Alumina Limited owns 40% of these individual entities, which are consolidated for purposes of ParentCo’s and Alcoa Corporation’s financial statements and financial reporting. As such, the results and analysis presented for the Alumina segment are inclusive of Alumina Limited’s 40% interest.

In December 2014, AWAC completed the sale of its ownership stake in Jamalco, a bauxite mine and alumina refinery joint venture in Jamaica, to Noble Group Ltd. Jamalco was 55% owned by a subsidiary of AWAC, and, while owned by AWAC, 55% of both the operating results and assets and liabilities of this joint venture were included in the Alumina segment. As it relates to AWAC’s previous 55% ownership stake, the refinery (AWAC’s share of the capacity was 779 kmt-per-year) generated sales (third-party and intersegment) of approximately $200 in 2013, and the refinery and mine combined, at the time of divestiture, had approximately 500 employees. See Restructuring and Other Charges in Results of Operations above.

In 2015, alumina production decreased by 886 kmt compared to 2014. The decline was mostly the result of the absence of production at the Jamalco refinery (see above) and lower production at the Suralco (Suriname—see below) and Poços de Caldas (Brazil—see below) refineries, slightly offset by higher production at the San Ciprian (Spain) and Point Comfort (Texas) refineries.

In March 2015, management initiated a 12-month review of 2,800 kmt in refining capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of management’s target to lower Alcoa Corporation’s refining operations on the global alumina cost curve to the 21st percentile by the end of 2016. As part of this review, in 2015, management decided to curtail all of the operating capacity at both the Suralco (1,330 kmt-per-year) and Point Comfort (2,010 kmt-per-year) refineries. The curtailment of the capacity at Suralco was completed by the end of November 2015. Management had been in discussions with the Suriname government to determine the best long-term solution for Suralco due to limited bauxite reserves and the absence of a long-term energy alternative. Based on the ultimate conclusion of those discussions, on December 30, 2016, management of Alcoa Corporation approved the permanent closure of the Suralco refinery, effective immediately. See “Summary—Recent Developments” for more information. The curtailment of the capacity at Point Comfort was completed by the end of June 2016 (375 kmt-per-year was completed by the end of December 2015). Suralco and Point Comfort have nameplate capacity of 2,207 kmt-per-year and 2,305 kmt-per-year, respectively, of which 877 kmt and 295 kmt, respectively was curtailed prior to the review. See Restructuring and Other Charges in Results of Operations above for a description of the associated charges related to these actions.

In 2014, alumina production decreased by 12 kmt compared to 2013. The decline was mainly driven by lower production at the Poços de Caldas, Jamalco, and San Ciprian refineries, mostly offset by higher production at every other refinery in the global system. The Poços de Caldas refinery started to reduce production in early 2014 in response to management’s decision to fully curtail the Poços de Caldas smelter by the end of May 2014 (see Primary Metals below). As a result, management reduced the alumina production at the Poços de Caldas refinery by approximately 200 kmt-per-year by mid-2014. This reduction was replaced by an increase in production at lower cost refineries within Alcoa’s global system. Additionally, the decrease at the refinery in Jamaica was due to the absence of production for one month as a result of the sale of the ownership stake in Jamalco (see above).

Third-party sales for the Alumina segment decreased 2% in 2015 compared with 2014, largely attributable to a 2% decline in average realized price, somewhat offset by a 1% increase in volume. The change in average realized price was mostly driven by a decrease in both the average alumina index/spot price and average LME-based price, somewhat offset by a higher percentage (75% compared to 68%) of smelter-grade alumina shipments linked to an alumina index/spot price instead of an LME-based price.

Third-party sales for this segment improved 6% in 2014 compared with 2013, primarily related to a 7% improvement in volume.

Intersegment sales for the Alumina segment declined 13% in both 2015 compared with 2014 and 2014 compared with 2013. The decrease in both periods was mostly the result of lower demand from the Primary Metals segment, as a result of the closure, curtailment or divestiture of a number of smelters (see Primary Metals below), and a lower average realized price.

ATOI for the Alumina segment increased $376 in 2015 compared with 2014, mainly caused by net favorable foreign currency movements due to a stronger U.S. dollar, especially against the Australian dollar and Brazilian real; net productivity improvements; and lower input costs, including natural gas, fuel oil, and transportation, all of which were slightly offset by higher labor and maintenance costs. These positive impacts were slightly offset by the previously mentioned lower average realized price and the absence of a gain on the sale of a mining interest in Suriname ($18).

ATOI for this segment improved $111 in 2014 compared with 2013, mostly due to net favorable foreign currency movements due to a stronger U.S. dollar, especially against the Australian dollar, net productivity improvements, and a gain on the sale of a mining interest in Suriname ($18). These positive impacts were partially offset by higher input costs, including natural gas (particularly higher prices in Australia), bauxite (mainly due to a new mining site in Suriname), and labor and maintenance, all of which were somewhat offset by lower costs for caustic; and a higher equity loss due to start-up costs of the bauxite mine and refinery in Saudi Arabia.

Primary Metals

	2015	2014	2013
Aluminum production (kmt)	2,811	3,125	3,550
Third-party aluminum shipments (kmt)	2,961	3,261	3,481
Alcoa Corporation’s average realized price per metric ton of aluminum*	$2,092	$2,396	$2,280
Alcoa Corporation’s average cost per metric ton of aluminum**	$2,064	$2,252	$2,201
Third-party sales	$6,737	$8,601	$8,191
Intersegment sales	532	614	610

Total sales	$7,269	$9,215	$8,801

ATOI	$136	$627	$(36)

*	Average realized price per metric ton of aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the LME; b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (for example the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (such as billet, slab, rod, etc.) or alloy.

**	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation and amortization; and plant administrative expenses.

This segment represents a portion of Alcoa Corporation’s upstream operations and consists of its worldwide smelting system. Primary Metals purchases alumina, mostly from the Alumina segment (see Alumina above), from which primary aluminum is produced and then sold directly to external customers and traders, as well as to Arconic. Results from the sale of aluminum powder, scrap, and excess energy are also included in this segment.

Primary aluminum produced by Alcoa Corporation and sold to Arconic is sold at prevailing market prices. The sale of primary aluminum represents approximately 90% of this segment’s third-party sales. Generally, the sales of this segment are transacted in U.S. dollars while costs and expenses of this segment are transacted in the local currency of the respective operations, which are the U.S. dollar, the euro, the Norwegian kroner, Icelandic krona, the Canadian dollar, the Brazilian real, and the Australian dollar.

In November 2014, Alcoa Corporation completed the sale of an aluminum rod plant located in Bécancour, Québec, Canada to Sural Laminated Products. This facility takes molten aluminum and shapes it into the form of a rod, which is used by customers primarily for the transportation of electricity. While owned by Alcoa Corporation, the operating results and assets and liabilities of this plant were included in the Primary Metals segment. In conjunction with this transaction, Alcoa Corporation entered into a multi-year agreement with Sural Laminated Products to supply molten aluminum for the rod plant. The aluminum rod plant generated sales of approximately $200 in 2013 and, at the time of divestiture, had approximately 60 employees. See Restructuring and Other Charges in Results of Operations above.

In December 2014, Alcoa Corporation completed the sale of its 50.33% ownership stake in the Mt. Holly smelter located in Goose Creek, South Carolina to Century Aluminum Company. While owned by Alcoa Corporation, 50.33% of both the operating results and assets and liabilities related to the smelter were included in the Primary Metals segment. As it relates to Alcoa Corporation’s previous 50.33% ownership stake, the smelter (Alcoa Corporation’s share of the capacity was 115 kmt-per-year) generated sales of approximately $280 in 2013 and, at the time of divestiture, had approximately 250 employees. See Restructuring and Other Charges in Results of Operations above.

At December 31, 2015, Alcoa Corporation had 778 kmt of idle capacity on a base capacity of 3,401 kmt. In 2015, idle capacity increased 113 kmt compared to 2014, mostly due to the curtailment of 217 kmt combined at a smelter in each the United States and Brazil, partially offset by the permanent closure of the Poços de Caldas smelter in Brazil (96 kmt-per-year). Base capacity declined 96 kmt between December 31, 2015 and 2014 due to the previously mentioned permanent closure of the Poços de Caldas smelter. A detailed description of each of these actions follows below.

At December 31, 2014, Alcoa Corporation had 665 kmt of idle capacity on a base capacity of 3,497 kmt. In 2014, idle capacity increased 10 kmt compared to 2013 due to the curtailment of 159 kmt combined at two smelters in Brazil, mostly offset by the permanent closure of the Portovesme smelter in Italy (150 kmt-per-year). Base capacity declined 540 kmt between December 31, 2014 and 2013 due to the permanent closure of both a smelter in Australia and two remaining potlines at a smelter in the United States (274 kmt combined), the previously mentioned permanent closure of the Portovesme smelter, and the sale of Alcoa Corporation’s ownership stake in the Mt. Holly smelter (see above). A detailed description of each of these actions follows below.

In March 2015, Alcoa Corporation initiated a 12-month review of 500,000 mtpy of smelting capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of Alcoa Corporation’s target to lower its smelting operations on the global aluminum cost curve to the 38th percentile by 2016. As part of this review, in March 2015, Alcoa Corporation decided to curtail the remaining capacity (74,000 mtpy) at the Alumar smelter; this action was completed in April 2015.

In November 2015, Alcoa Corporation announced that it would curtail 503,000 mtpy of aluminum smelting capacity amid prevailing market conditions by idling capacity at the Massena West (130,000 mtpy), Intalco (230,000 mtpy) and Wenatchee (143,000 mtpy) smelters. The curtailment of the remaining capacity at Wenatchee was completed by the end of December 2015. Later in November 2015, Alcoa Corporation announced that it had entered into a three-and-a-half year agreement with New York State to increase the competitiveness of the Massena West smelter. As a result, the Massena West smelter will continue to operate.

In January 2016, Alcoa Corporation announced it would delay the curtailment (230,000 mtpy) of its Intalco smelter in Ferndale, Washington until the end of the second quarter of 2016. Recent decreases in energy and raw material costs had made it more cost effective in the near term to keep the smelter operating. In May 2016, Alcoa Corporation announced that it had entered into a one-and-a-half year agreement with the Bonneville Power Administration (BPA) that will help improve the competitiveness of the Intalco smelter. As a result, the smelter will not be curtailed at the end of the second quarter of 2016 as previously announced.

In January 2016, Alcoa Corporation announced that it will permanently close its 269,000 mtpy Warrick Operations smelter in Evansville, Indiana, which was completed by the end of the first quarter of 2016. The rolling mill and power plant at Warrick Operations will continue to operate.

Separate from the 2015 smelting capacity review described above, in June 2015, management approved the permanent closure of the Poços de Caldas smelter effective immediately. The Poços de Caldas smelter had been temporarily idle since May 2014 (see below) due to challenging global market conditions for primary aluminum and higher operating costs, which made the smelter uncompetitive. The decision to permanently close the Poços de Caldas smelter was based on the fact that these underlying conditions had not improved.

In May 2013, management initiated a 15-month review of 460 kmt in smelting capacity for possible curtailment. This review was aimed at maintaining Alcoa Corporation’s competitiveness despite falling aluminum prices and focused on the highest-cost smelting capacity and those plants that have long-term risk due to factors such as energy costs or regulatory uncertainty. In 2014, an additional 250 kmt of smelting capacity was included in the review. In summary, under this review, management approved the closure of 146 kmt-per-year and 274 kmt-per-year and the curtailment of 131 kmt-per-year and 159 kmt-per-year in 2013 and 2014, respectively. The following is a description of each action.

Also in May 2013, management approved the permanent closure of two potlines (105 kmt-per-year) that utilize Soderberg technology at the Baie Comeau smelter in Quebec, Canada. Additionally, in August 2013, management approved the permanent closure of one potline (41 kmt-per-year) that utilizes Soderberg technology at the Massena East, NY smelter. The shutdown of these three lines was completed by the end of September 2013. The Baie Comeau smelter has a remaining capacity of 280 kmt-per-year composed of two prebake potlines and the Massena East smelter had a remaining capacity of 84 kmt-per-year composed of two Soderberg potlines (see below).

Additionally, in August 2013, management decided to curtail 97 kmt-per-year at the São Luís smelter and 31 kmt-per-year at the Poços de Caldas smelter. This action was also completed by the end of September 2013. An additional 3 kmt-per-year was curtailed at the Poços de Caldas smelter by the end of 2013.

In January 2014, management approved the permanent closure of the remaining capacity (84 kmt-per-year) at the Massena East smelter, which represented two Soderberg potlines that were no longer competitive. This shutdown was completed by the end of March 2014. In February 2014, management approved the permanent closure of the Point Henry smelter (190 kmt-per-year) in Australia. This decision was made as management determined that the smelter had no prospect of becoming financially viable. The shutdown of the Point Henry smelter was completed in August 2014.

Also, in March 2014, management decided to curtail the remaining capacity (62 kmt-per-year) at the Poços de Caldas smelter and additional capacity (85 kmt-per-year) at the São Luís smelter. The curtailment of this capacity was completed by the end of May 2014. An additional 12 kmt-per-year was curtailed at the São Luís smelter during the remainder of 2014.

Separate from the 2013-2014 smelting capacity review described above, in June 2013, management approved the permanent closure of the Fusina smelter (44 kmt-per-year) in Italy as the underlying conditions that led to the idling of the smelter in 2010 had not fundamentally changed, including low aluminum prices and the lack of an economically viable, long-term power solution. In August 2014, management approved the permanent closure of the Portovesme smelter, which had been idle since November 2012. This decision was made because the fundamental reasons that made the Portovesme smelter uncompetitive remained unchanged, including the lack of a viable long-term power solution.

See Restructuring and Other Charges in Results of Operations above for a description of the associated charges related to all of the above actions in 2015, 2014, and 2013.

In 2015, aluminum production declined by 314 kmt, mainly the result of the absence of and/or lower production at the combined four smelters (Point Henry, São Luís, Massena East, and Poços de Caldas) impacted by the 2014 and 2015 capacity reviews and at the smelter divested in 2014 (Mt. Holly), all of which is described above.

In 2014, aluminum production decreased by 425 kmt, mostly due to lower production at the five smelters (São Luís, Massena East, Point Henry, Baie Comeau, and Poços de Caldas) impacted by the 2013-2014 capacity review described above.

Third-party sales for the Primary Metals segment declined 22% in 2015 compared with 2014, primarily due to a 13% drop in average realized price; lower sales to Arconic locations (approximately $700) following the divestiture or closure of several rolling mills in December 2014; the absence of sales (approximately $585) from five smelters and a rod mill that were closed, curtailed or divested in 2014; and lower energy sales in Brazil, due to both a decrease in energy prices and a weaker Brazilian real. These negative impacts were slightly offset by higher volume in the remaining smelter portfolio. The change in average realized price was largely attributable to a 10% lower average LME price (on 15-day lag) and lower regional premiums, which dropped by an average of 39% in the United States and Canada and 44% in Europe.

Third-party sales for the Primary Metals segment increased 5% in 2014 compared with 2013, mainly due to higher energy sales in Brazil resulting from excess power due to curtailed smelter capacity, and a 8% increase in average realized price, mostly offset by lower volumes, including from the five smelters impacted by the 2013 and 2014 capacity reductions. The change in average realized price was driven by higher regional premiums, which increased by an average of 84% in the United States and Canada and 56% in Europe.

ATOI for the Primary Metals segment decreased $491 in 2015 compared with 2014, primarily caused by both the previously mentioned lower average realized aluminum price and lower energy sales, higher energy costs (mostly in Spain as the 2014 interruptibility rights were more favorable than the 2015 structure), and an unfavorable impact related to the curtailment of the São Luís smelter. These negative impacts were somewhat offset by net favorable foreign currency movements due to a stronger U.S. dollar against most major currencies, net productivity improvements, the absence of a write-off of inventory related to the permanent closure of the Portovesme, Point Henry, and Massena East smelters ($44), and a lower equity loss related to the joint venture in Saudi Arabia, including the absence of restart costs for one of the potlines that was previously shut down due to a period of instability.

ATOI for this segment climbed $663 in 2014 compared with 2013, principally related to a higher average realized aluminum price; the previously mentioned energy sales in Brazil; net productivity improvements; net favorable foreign currency movements due to a stronger U.S. dollar against all major currencies; lower costs for carbon and alumina; and the absence of costs related to a planned maintenance outage in 2013 at a power plant in Australia. These positive impacts were slightly offset by an unfavorable impact associated with the 2013 and 2014 capacity reductions described above, including a write-off of inventory related to the permanent closure of the Portovesme, Point Henry, and Massena East smelters ($44), and higher energy costs (particularly in Spain), labor, and maintenance.

Rolled Products

	2015	2014	2013
Third-party aluminum shipments (kmt)	266	257	261
Alcoa Corporation’s average realized price per metric ton of aluminum	$3,728	$4,012	$4,043
Third-party sales	$993	$1,033	$1,055
ATOI	$20	$21	$52

This segment represents Alcoa Corporation’s rolling operations in Warrick, Indiana and the investment in the Ma’aden rolling mill. Most of the third-party shipments in this segment consist of sheet sold directly to customers in the packaging end market for the production of aluminum cans (beverage, food, and pet food). Seasonal increases in can sheet sales are generally experienced in the second and third quarters of the year, and a significant amount of sales of sheet is to a relatively small number of customers. Generally, the sales and costs and expenses of this segment are transacted in the local currency of the respective operations, which are mostly the U.S. dollar.

Third-party sales for the Rolling segment declined 4% in 2015 compared with 2014, primarily driven by unfavorable pricing, mostly due to a decrease in metal prices (both LME and regional premium components).

Third-party sales for this segment decreased 2% in 2014 compared with 2013, principally by unfavorable price/product mix.

ATOI for the Rolling segment decreased $1 in 2015 compared with 2014, primarily attributable to unfavorable price/product mix, largely the result of overall pricing pressure in the global can sheet packaging end market.

ATOI for this segment declined $31 in 2014 compared with 2013, mainly the result of unfavorable price/product mix and a larger equity loss due to start-up costs related to the rolling mill at the joint venture in Saudi Arabia.

Reconciliation of ATOI to Combined Net Income (Loss) Attributable to Alcoa Corporation

Items required to reconcile total segment ATOI to combined net income (loss) attributable to Alcoa Corporation include: the impact of LIFO inventory accounting; metal price lag; interest expense; non-controlling interests; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit elimination; the impact of any discrete tax items, deferred tax valuation allowance adjustments and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income.

The following table reconciles total segment ATOI to combined net (loss) income attributable to Alcoa Corporation:

	2015	2014	2013
Net (loss) income attributable to Alcoa Corporation:
Total segment ATOI	$902	$1,018	$275
Unallocated amounts:
Impact of LIFO	107	4	19
Metal price lag	(30)	15	(5)
Interest expense	(270)	(309)	(305)
Non-controlling interest (net of tax)	(124)	91	(39)
Corporate expense	(180)	(208)	(204)
Impairment of goodwill	—	—	(1,731)
Restructuring and other charges	(983)	(863)	(712)
Income taxes	(96)	110	(108)
Other	(189)	(114)	(99)

Combined net loss attributable to Alcoa Corporation	$(863)	$(256)	$(2,909)

The significant changes in the reconciling items between total segment ATOI and combined net income (loss) attributable to Alcoa Corporation for 2015 compared with 2014 consisted of:

•	a change in the Impact of LIFO, mostly due to lower prices for both aluminum, driven by both lower base metal prices (LME) and regional premiums, and alumina (decrease in price at December 31, 2015 indexed to December 31, 2014 compared to an increase in price at December 31, 2014 indexed to December 31, 2013);

•	a change in Metal price lag, the result of lower prices for aluminum;

•	a decrease in Interest expense, principally due to a lower allocation to Alcoa Corporation of ParentCo’s interest expense, which is primarily a function of the lower ratio in 2015 (as compared to 2014) of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, partially offset by higher interest expense at ParentCo;

•	a change in Noncontrolling interests, due to the change in results of AWAC, primarily driven by improved operating results and lower restructuring and other charges related to a number of portfolio actions (e.g. capacity reductions and a divestiture), slightly offset by the absence of a gain on the sale of a mining interest in Suriname ($11 was noncontrolling interest’s share);

•	a decline in Corporate expense, largely attributable to decreases in various expenses, partially offset by expenses related to the planned Separation ($12);

•	an increase in Restructuring and other charges, mostly the result of a charge for legal matters in Italy, partially offset by lower restructuring and other charges associated with a number of portfolio actions (e.g. capacity reductions and divestitures);

•	an unfavorable change in Income taxes, primarily due to the reversal in 2015 of the income tax benefit on U.S. operating losses reflected in ATOI (as compared to the reversal in 2014 of the income tax cost on U.S. operating income reflected in ATOI) and higher discrete tax charges ($62) as compared to 2014, primarily associated with valuation allowance adjustments on certain deferred tax assets in Suriname and Iceland that were higher than 2014’s discrete tax charges associated with tax rate changes in Brazil and Spain; and

•	a change in Other, primarily due to write-downs of inventories related to various shutdown and curtailment actions ($90).

The significant changes in the reconciling items between total segment ATOI and combined net (loss) income attributable to Alcoa Corporation for 2014 compared with 2013 consisted of:

•	a change in the Impact of LIFO, mostly due to the absence in 2014 of a partial liquidation of lower-cost LIFO inventory base ($11) that happened in 2013;

•	a change in Metal price lag, the result of higher prices for aluminum;

•	a change in Noncontrolling interests, due to the change in results of AWAC, mainly driven by restructuring and other charges associated with both the decision to permanently shut down the Point Henry smelter in Australia and the divestiture of an ownership interest in a mining and refining joint venture in Jamaica and a discrete income tax charge related to a tax rate change in both Brazil and Spain ($32 combined was noncontrolling interest’s share), partially offset by improved operating results, the absence of a charge for a legal matter ($17 was noncontrolling interest’s share) and a gain on the sale of a mining interest in Suriname ($11 was noncontrolling interest’s share);

•	an increase in Restructuring and other charges, principally caused by higher costs related to decisions to permanently divest, shut down and/or temporarily curtail refinery and smelter capacity, partially offset by the absence of a charge for a legal matter $391; and

•	a favorable change in Income taxes, primarily due to the reversal in 2014 of the income tax cost on U.S. operating income reflected in ATOI (as compared to the reversal in 2013 of the income tax benefit on U.S. operating losses reflected in ATOI) and lower discrete tax charges ($49), primarily due to 2014 discrete tax charges associated with tax rate changes in Brazil and Spain being lower than the 2013 valuation allowance adjustments on certain deferred tax assets in Spain.

Environmental Matters

See the Environmental Matters section of Note N to the Combined Financial Statements of Alcoa Corporation in this prospectus.

Liquidity and Capital Resources

Historically, ParentCo has provided capital, cash management and other treasury services to Alcoa Corporation. ParentCo continued to provide these services to Alcoa Corporation until the separation was consummated. Only cash amounts specifically attributable to Alcoa Corporation are reflected in the Combined Financial Statements of Alcoa Corporation. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of Net parent investment in the Combined Financial Statements of Alcoa Corporation.

Alcoa Corporation’s primary future cash needs will be centered on operating activities, including working capital, as well as recurring and strategic capital expenditures. Following the separation, Alcoa Corporation’s capital structure and sources of liquidity have changed significantly from its historical capital structure. A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation, including a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1,500 and $1,250 of senior notes. Please refer to the “The Separation and Distribution”, “Capitalization” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections included elsewhere in this prospectus for additional information regarding the capital structure of Alcoa Corporation following the distribution.

Following the separation, Alcoa Corporation no longer participates in capital management with ParentCo, rather Alcoa Corporation’s ability to fund its cash needs depends on its ongoing ability to generate and raise cash in the future. Although we believe that our future cash from operations, together with our access to capital markets, will provide adequate resources to fund our operating and investing needs, our access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) our credit rating; (ii) the liquidity of the overall capital markets; and (iii) the current state of the economy and commodity markets. There can be no assurances that we will continue to have access to capital markets on terms acceptable to us. See “Risk Factors” for a further discussion.

ParentCo has an arrangement with several financial institutions to sell certain customer receivables without recourse on a revolving basis. The sale of such receivables is completed through the use of a bankruptcy-remote special-purpose entity, which is a consolidated subsidiary of ParentCo. In connection with this arrangement, certain of Alcoa Corporation’s customer receivables are sold on a revolving basis to this bankruptcy-remote subsidiary of ParentCo; these sales are reflected as a component of Net parent investment in the Combined Financial Statements of Alcoa Corporation.

In addition, ParentCo participates in several accounts payable settlement arrangements with certain vendors and third-party intermediaries. These arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date and ParentCo makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. In connection with these arrangements, certain of Alcoa Corporation’s accounts payable are settled, at the vendor’s request, before the scheduled payment date; these settlements are reflected as a component of Net parent investment in the Combined Financial Statements of Alcoa Corporation.

Management intends to seek similar arrangements for Alcoa Corporation regarding the potential sale of certain customer receivables and settlement of accounts payable upon separation. However, there can be no assurance that we will be able to establish such arrangements on terms acceptable to it.

Cash from Operations

Cash provided from operations in 2015 was $875 compared with $842 in 2014. The increase of $33 was due to a positive change associated with working capital of $500 and lower pension contributions of $85, mostly offset by a negative change in noncurrent assets of $324 (largely due to a pre-payment in connection with a gas supply agreement—see below) and lower operating results (net loss plus net add-back for noncash transactions in earnings),

The components of the positive change in working capital were as follows:

•	a favorable change of $221 and $338 in receivables and inventory, respectively, mostly driven by lower alumina and aluminum prices, as well as the impact of closures and curtailments;

•	a favorable change of $79 in prepaid expenses and other current assets;

•	a negative change of $266 in accounts payable, trade, principally the result of timing of payments;

•	a positive change of $93 in accrued expenses; and

•	a positive change of $35 in taxes, including income taxes.

On April 8, 2015, Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia Limited (AofA), which is part of AWAC, secured a new 12-year gas supply agreement to power its three alumina refineries in Western Australia beginning in July 2020. This agreement was conditional on the completion of a third-party acquisition of the related energy assets from the then-current owner, which occurred in June 2015. The terms of AofA’s gas supply agreement require a prepayment of $500 to be made in two installments. The first installment of $300 was made at the time of the completion of the third-party acquisition and the second installment of $200 was made in April 2016 (previously was scheduled in January 2016).

Cash provided from operations in 2014 was $842 compared with $452 in 2013. The increase of $390 was due primarily to higher operating results (net income plus net add-back for noncash transactions in earnings), partially offset by a negative change associated with working capital of $494 and higher pension contributions of $26.

The components of the negative change in working capital were as follows:

•	an unfavorable change of $29 in receivables, primarily related to higher customer sales;

•	a negative change of $162 in inventories;

•	an unfavorable change of $20 in prepaid expenses and other current assets;

•	a negative change of $109 in accounts payable, trade, principally the result of timing of payments; and

•	a negative change of $163 in taxes, including income taxes, mostly driven by higher pre-tax income.

The higher pension contributions of $26 were principally driven by special termination benefits for employees affected by the 2013 shutdown of capacity at a smelter in Canada.

In 2014, Alcoa World Alumina LLC, a majority-owned subsidiary of Alcoa Corporation, paid a combined $88 to the United States government due to the resolution of a legal matter (paid on January 22, 2014). Additionally, another $74 was paid in 2015 and will be paid in each of the three subsequent years, 2016 (paid in January 2016) through 2018.

Financing Activities

Cash used for financing activities was $162 in 2015 compared with $444 in 2014 and cash provided from financing activities of $429 in 2013, primarily reflecting net cash activity between Alcoa Corporation and ParentCo. Other financing activities during 2015, 2014 and 2013, included payments on debt of $24, $36 and $41, respectively, and net cash paid to the noncontrolling interest in AWAC, Alumina Limited, of $104, $77 and $98, respectively.

Investing Activities

Cash used for investing activities was $384 in 2015 compared with $338 in 2014 and $802 in 2013.

The use of cash in 2015 was mainly due to $391 in capital expenditures (includes costs related to environmental control in new and expanded facilities of $122), 7% of which related to growth projects and $63 in additions to investments, including $29 related to the aluminum complex joint venture in Saudi Arabia. These items were somewhat offset by $70 in proceeds from the sale of assets, including a land sale in the United States, plus post-closing adjustments related to an ownership stake in a smelter, and an ownership stake in a bauxite mine/alumina refinery divested in 2014.

The use of cash in 2014 was principally due to $444 capital expenditures (includes costs related to environmental control in new and expanded facilities of $120), 2% of which related to growth projects; and $145 in additions to investments, including equity contributions of $120 related to the aluminum complex joint venture in Saudi Arabia. These items were slightly offset by $223 in proceeds from the sale of assets and businesses, largely attributable to the sale of an ownership stake in a bauxite mine and refinery in Jamaica (see Alumina in Segment Information above), and an ownership stake in a smelter in the United States (see Primary Metals in Segment Information above); and $28 in sales of investments related to the sale of a mining interest in Suriname.

The use of cash in 2013 was primarily due to $567 in capital expenditures (includes costs related to environmental control in new and expanded facilities of $138), 12% of which related to growth projects, and $242 in additions to investments, including equity contributions of $171 related to the aluminum complex joint venture in Saudi Arabia.

Contractual Obligations and Off-Balance Sheet Arrangements

Following the separation, Alcoa Corporation’s capital structure and sources of liquidity differ from our historical capital structure. A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation, including a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1,500 and $1,250 of senior notes. Please refer to the “The Separation and Distribution”, “Capitalization” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections included elsewhere in this prospectus for additional information regarding the capital structure of Alcoa Corporation following the distribution.

Following the separation, Alcoa Corporation no longer participates in cash management and intercompany funding arrangements with ParentCo. Our ability to fund our operating and capital needs depends on our ability to generate cash from operations and access capital markets. The following table and discussion summarize our contractual obligations as of December 31, 2015, that may have an impact on liquidity and cash flows in future periods.

Contractual Obligations. Alcoa Corporation is required to make future payments under various contracts, including long-term purchase obligations, financing arrangements, and lease agreements. Alcoa Corporation also has commitments to fund its pension plans, provide payments for other postretirement benefit plans, and fund capital projects. As of December 31, 2015, a summary of Alcoa Corporation’s outstanding contractual obligations is as follows (these contractual obligations are grouped in the same manner as they are classified in the Statement of Combined Cash Flows in order to provide a better understanding of the nature of the obligations and to provide a basis for comparison to historical information):

	Total	2016	2017- 2018	2019- 2020	Thereafter
Operating activities:
Energy-related purchase obligations	$16,497	$1,279	$2,105	$2,007	$11,106
Raw material purchase obligations	6,231	1,236	981	654	3,360
Other purchase obligations	1,278	159	313	314	492
Operating leases	389	107	133	93	56
Interest related to total debt	114	15	27	22	50
Estimated minimum required pension funding	262	51	105	106	—
Other postretirement benefit payments	47	5	8	10	24
Layoff and other restructuring payments	152	138	14	—	—
Deferred revenue arrangements	92	8	16	16	52
Uncertain tax positions	29	—	—	—	29

Financing activities:
Total debt	225	18	33	30	144

Investing activities:
Capital projects	394	222	135	37	—
Equity contributions	10	10	—	—	—

Totals	$25,720	$3,248	$3,870	$3,289	$15,313

Obligations for Operating Activities

Energy-related purchase obligations consist primarily of electricity and natural gas contracts with expiration dates ranging from 1 year to 32 years. Raw material obligations consist mostly of bauxite (relates to Alcoa Corporation’s bauxite mine interests in Guinea and Brazil), caustic soda, alumina, aluminum fluoride, calcined petroleum coke, and cathode blocks with expiration dates ranging from less than 1 year to 18 years. Other purchase obligations consist principally of freight for bauxite and alumina with expiration dates ranging from 1 to 16 years. Many of these purchase obligations contain variable pricing components, and, as a result, actual cash payments may differ from the estimates provided in the preceding table. Operating leases represent multi-year obligations for certain land and buildings, alumina refinery process control technology, plant equipment, vehicles, and computer equipment.

Interest related to total debt is based on interest rates in effect as of December 31, 2015 and is calculated on debt with maturities that extend to 2031. As the contractual interest rates for certain debt are variable, actual cash payments may differ from the estimates provided in the preceding table.

Estimated minimum required pension funding and postretirement benefit payments for the Direct Plans are based on actuarial estimates using current assumptions for discount rates, long-term rate of return on plan assets, rate of compensation increases, and health care cost trend rates, among others. The minimum required contributions for pension funding are estimated to be $51 for 2016, $52 for 2017, and $53 for each of 2018, 2019, and 2020. Other postretirement benefit payments are expected to approximate $5 annually for years 2016 through 2025. Alcoa Corporation has determined that it is not practicable to present pension funding and other postretirement benefit payments beyond 2020 and 2025, respectively.

In addition, in connection with the separation, the Shared Plans are being separated; Alcoa Corporation will be the sponsor of new defined benefit pension and other postretirement benefit plans and assume the associated unfunded obligations. For additional information, please refer to the “Unaudited Pro Forma Combined Condensed Financial Statements” section included elsewhere in this prospectus.

Layoff and other restructuring payments expected to be paid within one year mostly relate to severance costs. Amounts scheduled to be paid beyond one year are related to ongoing site remediation work and special separation benefit payments.

Deferred revenue arrangements require Alcoa Corporation to deliver alumina to a certain customer over the specified contract period (through 2027). While this obligation is not expected to result in cash payments, it represents a contractual obligation for which Alcoa Corporation would be obligated if the specified product deliveries could not be made.

Uncertain tax positions taken or expected to be taken on an income tax return may result in additional payments to tax authorities. The amount in the preceding table includes interest and penalties accrued related to such positions as of December 31, 2015. The total amount of uncertain tax positions is included in the “Thereafter” column as ParentCo is not able to reasonably estimate the timing of potential future payments. If a tax authority agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

Obligations for Financing Activities

Total debt amounts in the preceding table represent the principal amounts of all outstanding debt, including short-term borrowings and long-term debt. Maturities for long-term debt extend to 2031.

A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation, including a secured revolving credit agreement providing for revolving loans in an aggregate principal amount of up to $1,500 and $1,250 of senior notes. Please refer to “The Separation and Distribution”, “Capitalization” and “Unaudited Pro Forma Combined Condensed Financial Statements” sections included elsewhere in this prospectus for additional information regarding the capital structure of Alcoa Corporation following the separation.

Obligations for Investing Activities

Capital projects in the preceding table only include amounts approved by management as of December 31, 2015. Funding levels may vary in future years based on anticipated construction schedules of the projects. It is expected that significant expansion projects will be funded through various sources, including cash provided from operations. Total capital expenditures are anticipated to be approximately $425 in 2016.

Equity contributions represent Alcoa Corporation’s committed investment related to a joint venture in Saudi Arabia. Alcoa Corporation is a participant in a joint venture to develop a new aluminum complex in Saudi Arabia, comprised of a bauxite mine, alumina refinery, aluminum smelter, and rolling mill, which requires Alcoa Corporation to contribute approximately $1,100. As of December 31, 2015, Alcoa Corporation has made equity contributions of $981. Based on changes to both the project’s capital investment and equity and debt structure from the initial plans, the estimated $1,100 equity contribution may be reduced. The timing of the amounts included in the preceding table may vary based on changes in anticipated construction schedules of the project.

Off-Balance Sheet Arrangements. At December 31, 2015, Alcoa Corporation has maximum potential future payments for guarantees issued on behalf of a third party of $478. These guarantees expire at various times between 2017 and 2024 and relate to project financing for the aluminum complex in Saudi Arabia. Alcoa Corporation also has outstanding bank guarantees related to environmental obligations, workers compensation, tax matters, outstanding debt, and energy contracts, among others. The total amount committed under these guarantees, which expire at various dates between 2016 and 2017 was $190 at December 31, 2015.

Alcoa Corporation has outstanding letters of credit primarily related to energy contracts (including $200 related to an expected prepayment under a gas supply contract that was made in April 2016). The total amount committed under these letters of credit, which automatically renew or expire at various dates, mostly in 2016, was $363 at December 31, 2015. Alcoa Corporation also has outstanding surety bonds primarily related to contract performance, workers compensation, environmental-related matters, and customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates, mostly in 2016, was $43 at December 31, 2015.

Critical Accounting Policies and Estimates

Basis of Presentation. The preparation of the Combined Financial Statements of Alcoa Corporation in accordance with accounting principles generally accepted in the United States of America requires management to make certain judgments, estimates, and assumptions regarding uncertainties that affect the amounts reported in the Combined Financial Statements of Alcoa Corporation and disclosed in the accompanying notes. Areas that require significant judgments, estimates, and assumptions include accounting for derivatives and hedging activities; environmental and litigation matters; asset retirement obligations; the testing of goodwill, equity investments, and properties, plants, and equipment for impairment; estimating fair value of businesses to be divested; pension plans and other postretirement benefits obligations; stock-based compensation; and income taxes. The Combined Financial Statements of Alcoa Corporation include the accounts of Alcoa Corporation and companies in which Alcoa Corporation has a controlling interest. Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which Alcoa Corporation has significant influence but does not have effective control. Investments in affiliates in which Alcoa Corporation cannot exercise significant influence are accounted for on the cost method.

Management uses historical experience and all available information to make these judgments, estimates, and assumptions, and actual results may differ from those used to prepare the Combined Financial Statements of Alcoa Corporation at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Combined Financial Statements of Alcoa Corporation and accompanying notes provide a meaningful and fair perspective of Alcoa Corporation.

A summary of Alcoa Corporation’s significant accounting policies is included in Note A to the Combined Financial Statements of Alcoa Corporation in this prospectus. Management believes that the application of these policies on a consistent basis enables Alcoa Corporation to provide the users of the Combined Financial Statements of Alcoa Corporation with useful and reliable information about Alcoa Corporation’s operating results and financial condition.

Corporate Expense Allocation. The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development (R&D) activities. These general corporate expenses are included in the combined statement of operations within Cost of goods sold, Research and development expenses, and Selling, general administrative and other expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic.

All external debt not directly attributable to Alcoa Corporation has been excluded from the combined balance sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the Statement of Combined Operations within Interest expense.

The following table reflects the allocations of those detailed above:

	Amount allocated to Alcoa Corporation
	2015	2014	2013
Cost of goods sold(1)	$93	$76	$109
Selling, general administrative, and other expenses	146	158	154
Research and development expenses	17	21	16
Provision for depreciation, depletion, and amortization	22	37	38
Restructuring and other charges(2)	32	23	14
Interest expense	245	278	272
Other expenses (income), net	12	5	(1)

(1)	Allocation relates to ParentCo’s retained pension and Other postemployment benefits expenses for closed and sold operations.
(2)	Allocation primarily relates to layoff programs for ParentCo employees.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not reflect the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Statements of Combined Cash Flows as a financing activity and in the Combined Balance Sheet as Net parent investment.

Derivatives and Hedging. Derivatives are held for purposes other than trading and are part of a formally documented risk management program. For derivatives designated as cash flow hedges, Alcoa Corporation measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of both types of hedges are recorded in sales or other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative instrument are recorded in other income or expense.

Alcoa Corporation accounts for certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the Combined Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales, cost of goods sold, or other income or expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding five years.

If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from derivatives are recognized in the Statement of Combined Cash Flows in a manner consistent with the underlying transactions.

See the Derivatives section of Note X to the Combined Financial Statements of Alcoa Corporation in this prospectus.

Environmental Matters. Expenditures and liabilities related to current or past Alcoa Corporation operations are reflected in the Combined Financial Statements of Alcoa Corporation. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, which will not contribute to future revenues, are expensed. Liabilities are recorded when remediation costs are probable and can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractors, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa Corporation has reason to believe such parties will not fully pay their proportionate share. The liability is continuously reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Litigation Matters. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters, among others. Once an unfavorable outcome is deemed probable, management weighs the probability of estimated losses, and the most reasonable loss estimate is recorded. If an unfavorable outcome of a matter is deemed to be reasonably possible, then the matter is disclosed and no liability is recorded. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss.

Asset Retirement Obligations. Alcoa Corporation recognizes asset retirement obligations (AROs) related to legal obligations associated with the normal operation of Alcoa Corporation’s bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. Alcoa Corporation also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement, and for the disposal of regulated waste materials related to the demolition of certain power facilities. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, Alcoa Corporation capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over their remaining useful life.

Certain conditional asset retirement obligations (CAROs) related to alumina refineries, aluminum smelters, power and rolled products facilities have not been recorded in the Combined Financial Statements of Alcoa Corporation due to uncertainties surrounding the ultimate settlement date. A CARO is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within Alcoa Corporation’s control. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, Alcoa Corporation would record an ARO for the removal, treatment, transportation, storage and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls, various process residuals, solid wastes, electronic equipment waste, and various other materials. Such amounts may be material to the Combined Financial Statements of Alcoa Corporation in the period in which they are recorded. If Alcoa Corporation was required to demolish all such structures immediately, the estimated CARO as of December 31, 2015 ranges from less than $3 to $28 per structure (25 structures) in today’s dollars.

Goodwill. Goodwill is not amortized; instead, it is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. For 2015, Alcoa Corporation has two reporting units that contain goodwill; Bauxite ($51) and Alumina ($101); and four reporting units that contain no goodwill: Aluminum, Cast Products, Energy, and Rolled Products. Prior to 2015, Alcoa Corporation had three reporting units which were Alumina (Bauxite, Alumina and a small portion of Energy) and Primary Metals (Aluminum, Cast Products and the majority of Energy), and Rolled Products. All goodwill related to Primary Metals was impaired in 2013—see below. The previous amounts mentioned related to Bauxite and Alumina include an allocation of corporate goodwill.

In reviewing goodwill for impairment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test (described below); otherwise, no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test.

Alcoa Corporation’s policy for its annual review of goodwill is to perform the qualitative assessment for all reporting units not subjected directly to the two-step quantitative impairment test. Generally, management will proceed directly to the two-step quantitative impairment test for each of its two reporting units that contain goodwill at least once during every three-year period.

Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral, and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit.

During the 2015 annual review of goodwill, management performed the qualitative assessment for two reporting units, Bauxite and Alumina. Management concluded it was not more likely than not that the estimated fair values of the two reporting units were less than their carrying values. As such, no further analysis was required.

Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Alcoa Corporation uses a discounted cash flow (DCF) model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, production costs, tax rates, capital spending, discount rate, and working capital changes. Certain of these assumptions can vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

In the event the estimated fair value of a reporting unit per the DCF model is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit’s goodwill with the implied fair value of that goodwill, which may involve the use of valuation experts. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and stockholders’ equity.

Goodwill impairment tests in prior years indicated that goodwill was not impaired for any of Alcoa Corporation’s reporting units, except for the former Primary Metals segment in 2013 (see below), and there were no triggering events since that time that necessitated an impairment test.

In 2013, for the former Primary Metals reporting unit (see above), the estimated fair value as determined by the DCF model was lower than the associated carrying value. As a result, management performed the second step of the impairment analysis in order to determine the implied fair value of Primary Metals’ goodwill. The results of the second-step analysis showed that the implied fair value of goodwill was zero. Therefore, in the fourth quarter of 2013, Alcoa Corporation recorded a goodwill impairment of $1,731 ($1,719 after noncontrolling interest). As a result of the goodwill impairment, there is no goodwill remaining for the Primary Metals reporting unit.

The impairment of the Primary Metals goodwill resulted from several causes: the prolonged economic downturn; a disconnect between industry fundamentals and pricing that has resulted in lower metal prices; and the increased cost of alumina, a key raw material, resulting from expansion of the Alumina Price Index throughout the industry. All of these factors, exacerbated by increases in discount rates, continued to place significant downward pressure on metal prices and operating margins, and the resulting estimated fair value, of the Primary Metals business. As a result, management decreased the near-term and long-term estimates of the operating results and cash flows utilized in assessing Primary Metals’ goodwill for impairment. The valuation of goodwill for the second step of the goodwill impairment analysis is considered a level 3 fair value measurement, which means that the valuation of the assets and liabilities reflect management’s own judgments regarding the assumptions market participants would use in determining the fair value of the assets and liabilities.

Equity Investments. ParentCo invests in a number of privately-held companies, primarily through joint ventures and consortia, which are accounted for purposes of Alcoa Corporation’s combined financial statements on the equity method. The equity method is applied in situations where Alcoa Corporation has the ability to exercise significant influence, but not control, over the investee. Management reviews equity investments for impairment whenever certain indicators are present suggesting that the carrying value of an investment is not recoverable. This analysis requires a significant amount of judgment from management to identify events or circumstances indicating that an equity investment is impaired. The following items are examples of impairment indicators: significant, sustained declines in an investee’s revenue, earnings, and cash flow trends; adverse market conditions of the investee’s industry or geographic area; the investee’s ability to continue operations measured by several items, including liquidity; and other factors. Once an impairment indicator is identified, management uses considerable judgment to determine if the impairment is other than temporary, in which case the equity investment is written down to its estimated fair value. An impairment that is other than temporary could significantly and adversely impact reported results of operations.

Properties, Plants, and Equipment. Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a DCF model. The determination of what constitutes an asset group, the associated estimated undiscounted net cash flows, and the estimated useful lives of assets require significant judgments.

Pension and Other Postretirement Benefits. Certain Alcoa Corporation employees participate in defined benefit pension and other postretirement benefit plans sponsored by ParentCo, which also includes Arconic participants. For purposes of these standalone financial statements, Alcoa Corporation accounts for these plans as multiemployer benefit plans. Accordingly, Alcoa Corporation does not record an asset or liability to recognize the funded status of these shared plans. However, the related expense allocated to Alcoa Corporation are based primarily on pensionable compensation and estimated interest costs attributable to Alcoa Corporation participants.

Certain plans are specific to Alcoa Corporation employees and are accounted for as defined benefit pension and other postretirement benefit plans for purpose of the Combined Financial Statements. Accordingly, the funded and unfunded position of each of these plans is recorded in the Combined Balance Sheet. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes, until they are amortized as a component of net periodic benefit cost. Liabilities and expenses for these pension and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated liability, the expected long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, health care cost trend rates, retirement age, and mortality).

The discount rates for the plans are primary determined by using yield curve models developed with the assistance of an external actuary. The cash flows of the plans’ projected benefit obligations are discounted using a single equivalent rate derived from yields on high-quality corporate bonds, which represent a broad diversification of issuers in various sectors. The yield curve model parallels the plans’ projected cash flows, which have an average duration ranging from 11 to 15 years. The underlying cash flows of the bonds included in the models exceed the cash flows needed to satisfy plans’ obligations multiple times. If a deep market of high quality corporate bonds does not exist in a country, then the yield on government bonds plus a corporate bond yield spread is used. In 2015, 2014, and 2013, the discount rate used to determine benefit obligations for pension and other postretirement benefit plans was 4.03%, 4.09%, and 5.14%, respectively. The impact on the liabilities of a change in the discount rate of one-fourth of 1% would be approximately $66 and either a charge or credit of approximately $1 to after-tax earnings in the following year.

In conjunction with the annual measurement of the funded status of Alcoa Corporation’s pension and other postretirement benefit plans at December 31, 2015, management elected to change the manner in which the interest cost component of net periodic benefit cost will be determined in 2016 and beyond. Previously, the interest cost component was determined by multiplying the single equivalent rate described above and the aggregate discounted cash flows of the plans’ projected benefit obligations. Under the new methodology, the interest cost component will be determined by aggregating the product of the discounted cash flows of the plans’ projected benefit obligations for each year and an individual spot rate (referred to as the “spot rate” approach). This change will result in a lower interest cost component of net periodic benefit cost under the new methodology compared to the previous methodology of approximately $11 in 2016. Management believes this new methodology, which represents a change in an accounting estimate, is a better measure of the interest cost as each year’s cash flows are specifically linked to the interest rates of bond payments in the same respective year.

The expected long-term rate of return on plan assets is generally applied to a four-year or five-year average value of plan assets for certain plans, or the fair value at the plan measurement date. The process used by management to develop this assumption is one that relies on forward-looking returns by asset class. Management incorporates expected future returns on current and planned asset allocations using information from various external investment managers and consultants, as well as management’s own judgment. For 2015, 2014, and 2013, management used 6.91%, 6.91% and 6.98%, respectively, as its expected long-term rate of return. For 2016, management anticipates that 6.92% will be the expected long-term rate of return.

A change in the assumption for the expected long-term rate of return on plan assets of one-fourth of 1% would impact after-tax earnings by approximately $3 for 2015.

Stock-based Compensation. Alcoa Corporation employees have historically participated in ParentCo’s equity-based compensation plans. Until consummation of the distribution, Alcoa Corporation will continue to participate in ParentCo’s stock-based compensation plans and record compensation expense based on the awards granted to Alcoa Corporation employees. ParentCo recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. The fair value of new stock options is estimated on the date of grant using a lattice-pricing model. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield, volatility, annual forfeiture rate, and exercise behavior. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

Equity grants are issued in January each year. As part of ParentCo’s stock-based compensation plan design, individuals who are retirement-eligible have a six-month requisite service period in the year of grant. As a result, a larger portion of expense will be recognized in the first half of each year for these retirement-eligible employees. Compensation expense recorded in 2015, 2014, and 2013 was $35, $39, and $33, respectively. Alcoa Corporation did not recognize any tax benefit associated with this expense. Of this amount, $3, $4, and $4 in 2015, 2014, and 2013, respectively, pertains to the acceleration of expense related to retirement-eligible employees. The portion of this expense related to corporate employees, allocated based on segment revenue, was $21, $21, and $16 in 2015, 2014, and 2013, respectively.

Most plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable.

Income Taxes. The provision for income taxes in Alcoa Corporation’s combined statement of operations is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year calculated as if Alcoa Corporation was a standalone taxpayer filing hypothetical income tax returns where applicable. Any additional accrued tax liability or refund arising as a result of this approach is assumed to be immediately settled with ParentCo as a component of Net parent investment. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of Alcoa Corporation’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Deferred tax assets are reflected in the combined balance sheet for net operating losses, credits or other attributes to the extent that such attributes are expected to transfer to Alcoa Corporation upon the Separation. Any difference from attributes generated in a hypothetical return on a separate return basis is adjusted as a component of Net parent investment.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50%) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and Alcoa Corporation’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

In 2013, Alcoa Corporation recognized a $128 discrete income tax charge for a valuation allowance on the full value of the deferred tax assets related to a Spanish consolidated tax group. These deferred tax assets have an expiration period ranging from 2016 (for certain credits) to an unlimited life (for operating losses). After weighing all available positive and negative evidence, as described above, management determined that it was no longer more likely than not that Alcoa Corporation will realize the tax benefit of these deferred tax assets. This was mainly driven by a decline in the outlook of the Primary Metals business (2013 realized prices were the lowest since 2009) combined with prior year cumulative losses of the Spanish consolidated tax group. During 2014, the underlying value of the deferred tax assets decreased due to a remeasurement as a result of the enactment of new tax rates in Spain beginning in 2016 (see Income Taxes in Earnings Summary under Results of Operations above), and a change in foreign currency exchange rates. As a result, the valuation allowance decreased by the same amount. At December 31, 2015, the amount of the valuation allowance was $91. This valuation allowance was reevaluated as of December 31, 2015, and no change to the allowance was deemed necessary based on all available evidence. The need for this valuation allowance will be assessed on a continuous basis in future periods and, as a result, a portion or all of the allowance may be reversed based on changes in facts and circumstances.

In 2015, Alcoa Corporation recognized an additional $141 discrete income tax charge for valuation allowances on certain deferred tax assets in Iceland and Suriname. Of this amount, an $85 valuation allowance was established on the full value of the deferred tax assets in Suriname, which were related mostly to employee benefits and tax loss carryforwards. These deferred tax assets have an expiration period ranging from 2016 to 2022. The remaining $56 charge relates to a valuation allowance established on a portion of the deferred tax assets recorded in Iceland. These deferred tax assets have an expiration period ranging from 2017 to 2023. After weighing all available positive and negative evidence, as described above, management determined that it was no longer more likely than not that Alcoa Corporation will realize the tax benefit of either of these deferred tax assets. This was mainly driven by a decline in the outlook of the Primary Metals business, combined with prior year cumulative losses and a short expiration period. The need for this valuation allowance will be assessed on a continuous basis in future periods and, as a result, a portion or all of the allowance may be reversed based on changes in facts and circumstances.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Related Party Transactions

Alcoa Corporation buys products from and sells products to various related companies, including entities in which Alcoa Corporation retains a 50% or less equity interest, at negotiated prices between the two parties. Transactions between Alcoa Corporation and Arconic have been presented as related party transactions in the Combined Financial Statements of Alcoa Corporation. See Note T to the Combined Financial Statements of Alcoa Corporation in this prospectus.

Recently Adopted Accounting Guidance

See the Recently Adopted Accounting Guidance section of Note A to the Combined Financial Statements of Alcoa Corporation in this prospectus.

Recently Issued Accounting Guidance

See the Recently Issued Accounting Guidance section of Note A to the Combined Financial Statements of Alcoa Corporation in this prospectus.

Nine Months Ended September 30, 2016 and 2015

Results of Operations

Net loss attributable to Alcoa Corporation was $6 in the 2016 third quarter compared with $124 in the 2015 third quarter, and $261 in the 2016 nine-month period compared with $37 in the 2015 nine-month period. The improvement in results of $118 in the 2016 third quarter was principally related to net productivity improvements, a gain on the sale of wharf property, and lower restructuring-related charges, partially offset by lower pricing in the alumina operations. In the 2016 nine-month period, the decline in results of $224 was primarily the result of lower pricing in all operations, partially offset by net productivity improvements, lower restructuring-related charges, a lower income tax provision, and a gain on the sale of wharf property.

Sales declined $350, or 13%, in the 2016 third quarter and $1,967, or 22%, in the 2016 nine-month period compared to the same periods in 2015. In both periods, the decrease was largely attributable to both a lower average realized price and lower volume for alumina, the absence of sales related to capacity that was closed or curtailed (see Aluminum and Cast Products in Segment Information below), and lower energy sales. These negative impacts were slightly offset by higher bauxite sales. Additionally, lower primary aluminum volume related to the operating portfolio and a lower average realized price for primary aluminum also contributed to the decline in the 2016 third quarter and nine-month period, respectively.

Cost of goods sold (COGS) as a percentage of Sales was 84.3% in the 2016 third quarter and 85.0% in the 2016 nine-month period compared with 83.6% in the 2015 third quarter and 78.7% in the 2015 nine-month period. The percentage was negatively impacted in both periods by a lower average realized price for alumina, mostly offset in the 2016 third quarter and partially offset in the 2016 nine-month period by net productivity improvements across most (third quarter)/all (nine months) segments. Additionally, a lower average realized price for primary aluminum also contributed to the unfavorable impact in the 2016 nine-month period.

Selling, general administrative, and other expenses (SG&A) decreased $3 in the 2016 third quarter and increased $6 in the 2016 nine-month period compared to the corresponding periods in 2015. In the 2016 third quarter, the decline was principally due to a decrease in corporate overhead expenses, mostly offset by an increase in costs related to the Separation Transaction (see above) of ParentCo ($17). The increase in the 2016 nine-month period was mainly caused by an increase in costs related to the Separation Transaction (see above) of ParentCo ($48), mostly offset by a decrease in corporate overhead expenses and favorable foreign currency movements due to a stronger U.S. dollar. SG&A as a percentage of Sales increased from 3.5% in the 2015 third quarter to 4.0% in the 2016 third quarter, and from 3.0% in the 2015 nine-month period to 3.9% in the 2016 nine-month period.

Research and development expenses (R&D) declined $6, or 43%, in the 2016 third quarter and $28, or 52%, in the 2016 nine-month period compared with the same periods in 2015. The decrease in both periods was primarily driven by lower spending related to inert anode and carbothermic technology for the Aluminum segment.

Provision for depreciation, depletion, and amortization (DD&A) declined $9, or 5%, in the 2016 third quarter and $58, or 10%, in the 2016 nine-month period compared to the corresponding periods in 2015. In the 2016 third quarter, the decrease was mostly the result of the absence of DD&A ($5) related to capacity reductions at a refinery in South America that occurred at different points during 2015 and a smelter in the United States that occurred in March 2016. The decline in the 2016 nine-month period was primarily caused by favorable foreign currency movements due to a stronger U.S. dollar, particularly against the Brazilian real and Australian dollar, and the absence of DD&A ($16) related to capacity reductions at a refinery and smelter in South America that occurred at different points during 2015 and a smelter in the United States that occurred in March 2016.

Restructuring and other charges were $17 and $109 in the 2016 third quarter and nine-month period, respectively.

In the 2016 third quarter, Restructuring and other charges included $17 for layoff costs related to cost reduction initiatives, including the separation of approximately 30 employees (Aluminum segment) and related pension settlement costs; a net credit of $1 for other miscellaneous items; and a net charge of $1 related to corporate actions of ParentCo allocated to Alcoa Corporation.

In the 2016 nine-month period, Restructuring and other charges included $84 for additional net costs related to decisions made in the fourth quarter of 2015 to permanently close and demolish the Warrick (Indiana) smelter and to curtail the Wenatchee (Washington) smelter and Point Comfort (Texas) refinery (see below); $28 for layoff costs related to cost reduction initiatives, including the separation of approximately 60 employees (Aluminum segment) and related pension settlement costs; a net charge of $1 related to corporate actions of ParentCo allocated to Alcoa Corporation; and $4 for the reversal of a number of small layoff reserves related to prior periods.

In the 2016 nine-month period, costs related to the closure and curtailment actions included accelerated depreciation of $70 related to the Warrick smelter as it continued to operate during the 2016 first quarter; $24 ($4 in the 2016 third quarter) for the reversal of severance costs initially recorded in the 2015 fourth quarter; and $38 ($2 in the 2016 third quarter) in other costs. Additionally in the 2016 nine-month period, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $5, which was recorded in COGS. The other costs of $38 ($2 in the 2016 third quarter) represent $30 ($3 in the 2016 third quarter) for contract termination, $4 (($3) in the 2016 third quarter) in asset retirement obligations for the rehabilitation of a coal mine related to the Warrick smelter, and $4 ($2 in the 2016 third quarter) in other related costs. Additional charges may be recognized in future periods related to these actions.

Restructuring and other charges were $54 and $297 in the 2015 third quarter and nine-month period, respectively.

In the 2015 third quarter, Restructuring and other charges included $42 for charges related to the decision to curtail the remaining capacity (887 kmt-per-year) at the refinery in Suriname; $11 for exit costs related to the decision to permanently shut down and demolish a power station (see below); $3 for layoff costs; and $2 for the reversal of a few layoff reserves related to prior periods.

In the 2015 nine-month period, Restructuring and other charges included $190 for exit costs related to decisions to permanently shut down and demolish a smelter and a power station (see below); $80 for the separation of approximately 800 employees (680 in the Aluminum segment and 120 combined in the Alumina and Bauxite segments), supplier contract-related costs, and other charges associated with the decisions to curtail the remaining capacity at both the refinery in Suriname (1,330 kmt-per-year) and the São Luís smelter (74 kmt-per-year); $24 related to post-closing adjustments associated with two December 2014 divestitures; $14 for layoff costs, including the separation of approximately 150 employees (Aluminum segment); a net credit of $5 related to corporate actions of ParentCo allocated to Alcoa Corporation; and $6 for the reversal of a number of small layoff reserves related to prior periods.

In the 2015 second quarter, management approved the permanent shutdown and demolition of the Poços de Caldas smelter (capacity of 96 kmt-per-year) in Brazil and the Anglesea power station (including the closure of a related coal mine) in Australia. The entire capacity at Poços de Caldas has been temporarily idled since May 2014 and the Anglesea power station was shut down at the end of August 2015. Demolition and remediation activities related to the Poços de Caldas smelter and the Anglesea power station began in late 2015 and are expected to be completed by the end of 2026 and 2020, respectively.

The decision on the Poços de Caldas smelter was due to management’s conclusion that the smelter was no longer competitive as a result of challenging global market conditions for primary aluminum that had not dissipated, which led to the initial curtailment, and higher costs. For the Anglesea power station, the decision was made because a sale process did not result in a sale and there would have been imminent operating costs and financial constraints related to this site in the remainder of 2015 and beyond, including significant costs to source coal from available resources, necessary maintenance costs, and a depressed outlook for forward electricity prices. The Anglesea power station previously supplied approximately 40 percent of the power needs for the Point Henry smelter, which was closed in August 2014.

In the 2015 nine-month period, costs related to the shutdown actions included asset impairments of $86, representing the write-off of the remaining book value of all related properties, plants, and equipment; $22 ($11 in the 2015 third quarter) for the layoff of approximately 90 employees (80 in the Energy segment and 10 in the Aluminum segment); including $11 in pension costs; and $82 in other exit costs. Additionally in the 2015 nine-month period, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $4, which was recorded in COGS. The other exit costs of $82 represent $45 in asset retirement obligations and $29 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in Brazil and Australia (including the rehabilitation of a related coal mine), and $8 in supplier and customer contract-related costs.

Alcoa Corporation does not include Restructuring and other charges in the results of its reportable segments. The pretax impact of allocating such charges to segment results would have been as follows:

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Bauxite	$—	$7	$—	$9
Alumina	(1)	30	1	43
Aluminum	20	1	88	148
Cast Products	—	—	—	—
Energy	(3)	11	19	63
Rolled Products	—	—	—	—

Segment total	16	49	108	263
Corporate	1	5	1	34

Total restructuring and other charges	$17	$54	$109	$297

As of September 30, 2016, approximately 45 of the 60 employees associated with 2016 restructuring programs and approximately 2,500 of the 2,700 employees associated with 2015 restructuring programs were separated. As of March 31, 2016, the separations associated with the 2014 restructuring programs were essentially complete. Most of the remaining separations for the 2016 restructuring programs and all of the remaining separations for the 2015 restructuring programs are expected to be completed by the end of 2016.

In the 2016 third quarter and nine-month period, cash payments of $2 and $5, respectively, were made against layoff reserves related to 2016 restructuring programs, $11 and $62, respectively, were made against layoff reserves related to 2015 restructuring programs, and less than $1 and $1, respectively, were made against layoff reserves related to 2014 restructuring programs.

Interest expense decreased $2, or 3%, in the 2016 third quarter and $11, or 5%, in the 2016 nine-month period compared to the corresponding periods in 2015. The decrease in both periods was largely due to a lower allocation to Alcoa Corporation of ParentCo’s interest expense, which is primarily a function of the lower ratio in the 2016 third quarter and nine-month period (as compared to the 2015 third quarter and nine-month period) of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic.

Other income, net was $106 in the 2016 third quarter and $90 in the 2016 nine-month period compared with Other expenses, net of $4 in the 2015 third quarter and Other income, net of $9 in the 2015 nine-month period, respectively.

The change of $110 and $81 in the 2016 third quarter and nine-month period, respectively, was mainly the result of a gain on the sale of wharf property near the Intalco, WA smelter ($118), a net favorable change in mark-to-market derivative contracts ($21-third quarter and $14-nine months), and gains on the sales of several parcels of land ($13-third quarter and $19-nine months). These items were somewhat offset in the 2016 third quarter and partially offset in the 2016 nine-month period by net unfavorable foreign currency movements ($43-third quarter and $83-nine months). Additionally, the change in the 2016 nine-month period was also impacted by a gain on the sale of an equity interest in a natural gas pipeline in Australia ($27), a benefit for an arbitration recovery related to a 2010 fire at the Iceland smelter ($14), and the absence of a gain on the sale of land around the Lake Charles, LA anode facility ($29).

The effective tax rate for the third quarter of 2016 and 2015 was 86.8% (provision on income) and 550.0% (provision on income), respectively.

The rate for the 2016 third quarter differs from the U.S. federal statutory rate of 35% primarily due to U.S. losses and tax credits with no tax benefit realizable by Alcoa Corporation, somewhat offset by foreign income taxed in lower rate jurisdictions and tax benefits on interest expense eliminated to ParentCo net investment.

The rate for the 2015 third quarter differs from the U.S. federal statutory rate of 35% primarily due to U.S. losses and tax credits with no tax benefit realizable by Alcoa Corporation.

The effective tax rate for the 2016 and 2015 nine-month periods was 712.0% (provision on a loss) and 67.2% (provision on income), respectively.

The rate for the 2016 nine-month period differs (by (747.0) percentage points) from the U.S. federal statutory rate of 35% primarily due to U.S. losses and tax credits with no tax benefit realizable by Alcoa Corporation, slightly offset by foreign income taxed in lower rate jurisdictions and tax benefits on interest expense eliminated to ParentCo net investment.

The rate for the 2015 nine-month period differs from the U.S. federal statutory rate of 35% primarily due to an $85 discrete income tax charge ($51 after noncontrolling interest) for a valuation allowance on certain deferred tax assets in Suriname, which were mostly related to employee benefits and tax loss carryforwards, and U.S. losses and tax credits with no tax benefit realizable by Alcoa Corporation.

Net income attributable to noncontrolling interest was $20 in the 2016 third quarter and $58 in the 2016 nine-month period compared with $61 in the 2015 third quarter and $188 in the 2015 nine-month period. These amounts were related to Alumina Limited of Australia’s ownership interest in AWAC, which is an unincorporated joint venture that consists of a group of companies, all of which are owned 60% by Alcoa Corporation and 40% by Alumina Limited of Australia (Alcoa Corporation consolidates AWAC for financial reporting purposes). In the 2016 third quarter and nine-month period, AWAC generated lower income compared to the same periods in 2015.

In both periods, the change in AWAC’s results was mainly driven by a decline in operating results (see below), partially offset by the absence of restructuring charges related to the permanent closure of the Anglesea power station and coal mine (see Restructuring and other charges above) and a $27 ($8 was noncontrolling interest’s share) gain on the sale of an equity interest in a natural gas pipeline in Australia, and in the 2016 nine-month period only, the absence of an $85 ($34 was noncontrolling interest’s share) discrete income tax charge for a valuation allowance on certain deferred tax assets (see Income taxes above).

The decrease in AWAC’s operating results in both periods was largely due to a lower average realized alumina price, slightly offset by net productivity improvements (see Alumina in Segment Information below).

On December 1, 2016, the company’s Portland smelter in Australia experienced a power outage and as a result has halted production on one of two potlines. The other potline is operating but may experience a significant amount of instability in the short-term. As of September 30, 2016, the financial impact of this matter was unknown, however, management has since been able to assess this matter and has determined that the financial impact is not expected to be significant in the fourth quarter of 2016.

Segment Information

Bauxite

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Bauxite production (million bone dry metric tons, or million bdmt)	11.1	11.4	33.2	33.6
Alcoa Corporation’s average cost per bdmt of bauxite*	$18	$19	$16	$19
Third-party sales	$93	$26	$224	$55
Intersegment sales	192	305	549	875

Total sales	$285	$331	$773	$930

ATOI	$55	$75	$156	$181

*	Includes all production-related costs, including conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

Bauxite production decreased 3% and 1% in the 2016 third quarter and nine-month period, respectively, compared with the corresponding periods in 2015. The decrease in both periods was largely attributable to the curtailment of the Suralco mine and refinery (see Alumina below) partially offset by higher production across the remaining mining portfolio.

Total sales for the Bauxite segment declined 14% in the 2016 third quarter and 17% in the 2016 nine-month period compared to the same periods in 2015. The decline in both periods was primarily due to a lower bauxite price and a decrease in internal demand from the Alumina segment due to curtailments (see Alumina below). These negative impacts were partially offset in both periods by higher third-party shipments as Alcoa Corporation continues to expand its third-party bauxite business.

ATOI for this segment decreased $20 and $25 in the 2016 third quarter and nine-month period, respectively, compared to the same periods in 2015. In both periods, the decrease was principally driven by the decline in bauxite prices. In the 2016 nine-month period, the negative impact of bauxite prices was partially offset by net productivity improvements and net favorable foreign currency movements due to a stronger U.S. dollar, especially against the Australian dollar and Brazilian real.

In the 2016 fourth quarter (comparison with the 2015 fourth quarter), third-party bauxite shipments are expected to increase and productivity improvements are anticipated to continue.

Alumina

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Alumina production (kmt)	3,310	3,954	9,956	11,864
Third-party alumina shipments (kmt)	2,361	2,798	6,795	8,042
Alcoa’s average realized price per metric ton of alumina	$248	$314	$247	$328
Alcoa’s average cost per metric ton of alumina*	$246	$261	$244	$268
Third-party sales	$585	$878	$1,682	$2,636
Intersegment sales	317	396	930	1,330

Total sales	$902	$1,274	$2,612	$3,966

ATOI	$16	$133	$21	$457

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation, depletion, and amortization; and plant administrative expenses.

At September 30, 2016, Alcoa Corporation had 4,512 kmt of idle capacity on a base capacity of 17,271 kmt. Both idle capacity and base capacity were unchanged compared to June 30, 2016.

Alumina production decreased 16% in both the 2016 third quarter and nine-month period compared with the corresponding periods in 2015. In both periods, the decline was largely attributable to the absence of (third quarter) and lower (nine months) production at the Point Comfort (Texas) refinery (see below) and the absence of production at the Suralco (Suriname) refinery (see below).

In March 2015, management initiated a 12-month review of 2,800 kmt in refining capacity for possible curtailment (partial or full), permanent closure or divestiture. This review was part of management’s target to lower Alcoa Corporation’s refining operations on the global alumina cost curve to the 21st percentile (currently 17th) by the end of 2016. As part of this review, in 2015, management decided to curtail the remaining operating capacity at both the Suralco (1,330 kmt-per-year) and Point Comfort (2,010 kmt-per-year) refineries. The curtailment of the capacity at Suralco and Point Comfort was completed by the end of November 2015 and June 2016 (375 kmt-per-year was completed by the end of December 2015), respectively. On December 30, 2016, management of Alcoa Corporation approved the permanent closure of the Suralco refinery, effective immediately. See “Summary—Recent Developments” for more information.

While management has completed this specific review of Alcoa Corporation’s refining capacity, analysis of portfolio optimization in light of changes in the marketplace that may occur at any given time is ongoing.

Third-party sales for the Alumina segment decreased 33% and 36% in the 2016 third quarter and nine-month period, respectively, compared to the same periods in 2015. The decline in both periods was primarily due to a 21% (third quarter) and 25% (nine months) decrease in average realized price, a 16% (both periods) decline in volume, and unfavorable foreign currency movements related to the revaluation of outstanding customer receivables in Australia. In both periods, the change in average realized price was mostly driven by a 23% (third quarter) and 30% (nine months) lower average alumina index price.

Intersegment sales decreased 20% in the 2016 third quarter and 30% in the 2016 nine-month period compared with the corresponding periods in 2015 due to a lower average realized price and lower demand from the Primary Metals segment. The lower demand in both periods was caused by the absence of (third quarter) and lower (nine months) shipments to the Warrick (Indiana) smelter (closed in the first quarter of 2016) and the absence of shipments to the Wenatchee (Washington) smelter (curtailed in the fourth quarter of 2015). In the 2016 nine-month period, the absence of shipments to the São Luís (Brazil) smelter (curtailed in the second quarter of 2015) also contributed to the lower demand.

ATOI for this segment declined $117 and $436 in the 2016 third quarter and nine-month period, respectively, compared to the same periods in 2015. In both periods, the decrease was principally related to the previously mentioned lower average realized alumina price, slightly offset by net productivity improvements. Net unfavorable foreign currency movements due to a weaker U.S. dollar, especially against the Australian dollar and Brazilian real, and an unfavorable impact related to the curtailment of the Point Comfort refinery also contributed to the decline in the 2016 third quarter and nine-month period, respectively.

In the 2016 fourth quarter (comparison with the 2015 fourth quarter), alumina production will reflect the absence of approximately 540 kmt due to the curtailment of the Point Comfort and Suralco refineries. Additionally, net productivity improvements are anticipated.

Aluminum

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Aluminum production (kmt)	586	700	1,836	2,112
Alcoa Corporation’s average cost per metric ton of aluminum*	$1,569	$1,722	$1,563	$1,774
Third-party sales	$—	$2	$15	$4
Intersegment sales	918	1,132	2,807	4,040

Total sales	$918	$1,134	$2,822	$4,044

ATOI	$10	$(96)	$(16)	$89

*	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation and amortization; and plant administrative expenses.

At September 30, 2016, Alcoa Corporation had 778 kmt of idle capacity on a base capacity of 3,133 kmt. Both idle capacity and base capacity were unchanged compared to June 30, 2016.

In March 2015, management initiated a 12-month review of 500 kmt in smelting capacity for possible curtailment (partial or full), permanent closure or divestiture. This review was part of management’s target to lower Alcoa Corporation’s smelting operations on the global aluminum cost curve to the 38th percentile (currently 38th) by the end of 2016. As part of this review, in 2015, management decided to curtail the remaining operating capacity at both the São Luís smelter (74 kmt-per-year) in Brazil and at the Wenatchee smelter (143 kmt-per-year) in Washington and to permanently close the Warrick smelter (269 kmt-per-year) in Indiana. The curtailment of capacity at São Luís and Wenatchee was completed in April 2015 and by the end of December 2015, respectively, and the permanent closure of Warrick was completed by the end of March 2016. Previously under this review (November 2015), management decided to curtail the remaining capacity at the Intalco smelter in Washington by the end of June 2016; however, in May 2016, Alcoa Corporation reached agreement on a new power contract that will help improve the competiveness of the smelter, resulting in the termination of the planned curtailment. While management has completed this specific review of Alcoa Corporation’s smelting capacity, analysis of portfolio optimization in light of changes in the marketplace that may occur at any given time is ongoing.

Aluminum production decreased 16% and 13% in the 2016 third quarter and nine-month period, respectively, compared with the corresponding periods in 2015. In both periods, the decline was the result of the absence of (third quarter) and lower (nine months) production at the Warrick smelter and the absence of production at the Wenatchee smelter. The absence of production at the São Luís smelter also contributed to the decrease in the 2016 nine-month period.

Total sales for the Aluminum segment declined 19% in the 2016 third quarter and 30% in the 2016 nine-month period compared to the same periods in 2015.

The decrease in the 2016 third quarter was mainly attributable to the absence of sales (approximately $165) from the Wenatchee (curtailed) and Warrick (closed) smelters and lower volume in the remaining smelter portfolio.

The decrease in the 2016 nine-month period was largely attributable to a decrease in aluminum prices and the absence of sales (approximately $230) from the Wenatchee and São Luís smelters that were curtailed in 2015 as well as lower sales (approximately $250) from the Warrick smelter that was permanently closed at the end of March 2016. In the 2016 nine-month period, the change in aluminum price was driven by a 10% lower average LME price (on 15-day lag) and lower regional premiums, which dropped by an average of 46% in the United States and Canada, 54% in Europe, and 58% in the Pacific region.

ATOI for this segment increased $106 in the 2016 third quarter and decreased $105 in the 2016 nine-month period compared to the same periods in 2015.

The improvement in the 2016 third quarter was primarily driven by net productivity improvements, lower costs for alumina, and a favorable impact related to the closure and curtailment of the Warrick and Wenatchee smelters, respectively.

In the 2016 nine-month period, the decline was mostly caused by the previously mentioned lower aluminum price. This negative impact was partially offset by net productivity improvements and lower costs for both alumina and energy.

In the 2016 fourth quarter (comparison with the 2015 fourth quarter), aluminum production will be approximately 90 kmt lower as a result of the closure of the Warrick smelter and the curtailment of the Wenatchee smelter. Also, total sales will reflect the absence of approximately $150 due to the closure of the Warrick smelter and the curtailment of the Wenatchee smelter. Additionally, net productivity improvements are anticipated in this segment.

On December 1, 2016, the company’s Portland smelter in Australia experienced a power outage and as a result has halted production on one of two potlines. The other potline is operating but may experience a significant amount of instability in the short-term. The financial impact of this matter is unknown at this time and the company will provide an update if the financial impact is determined to be material, at such time a reasonable estimate can be made.

Cast Products

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Third-party aluminum shipments (kmt)	691	731	2,092	2,209
Alcoa Corporation’s average realized price per metric ton of aluminum*	$1,873	$1,906	$1,847	$2,190
Alcoa Corporation’s average cost per metric ton of aluminum**	$1,776	$1,845	$1,751	$2,120
Third-party sales	$1,294	$1,394	$3,864	$4,838
Intersegment sales	91	15	197	38

Total sales	$1,385	$1,409	$4,061	$4,876

ATOI	$44	$28	$133	$71

*	Average realized price per metric ton of aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the LME; b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.) or alloy.
**	Includes all production-related costs, including raw materials consumed; conversion costs, such as labor, materials, and utilities; depreciation and amortization; and plant administrative expenses.

Third-party sales for the Cast Products segment declined 7% in the 2016 third quarter and 20% in the 2016 nine-month period compared to the same periods in 2015.

The decrease in the 2016 third quarter was mainly attributable to a 2% decrease in average realized aluminum price and a 5% decrease in volume.

The decrease in the 2016 nine-month period was largely the result of a 16% drop in average realized aluminum price and a 5% reduction in volume due to 2015 smelter curtailments (see Aluminum above).

ATOI for this segment increased $16 in the 2016 third quarter and $62 in the 2016 nine-month period compared to the same periods in 2015.

The increase in the 2016 third quarter was mainly attributable to net productivity improvements, somewhat offset by lower product premiums and mix.

The increase in the 2016 nine-month period was primarily driven by net productivity improvements and improved equity results from the Ma’aden casthouse. These favorable impacts were partially offset by lower product premiums and mix.

In the 2016 fourth quarter (comparison with the 2015 fourth quarter), price and mix impacts are expected to be offset by continued net productivity improvements.

Energy

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Third-party sales (GWh)	1,886	1,677	5,436	4,881
Third-party sales	$77	$90	$209	$334
Intersegment sales	41	74	127	228

Total sales	$118	$164	$336	$562

ATOI	$23	$32	$59	$111

Third-party sales (GWh) for the Energy segment increased 12% in the 2016 third quarter and 11% in the 2016 nine-month period compared to the same periods in 2015. In both periods, the increase was the result of more power being available for third-party sales due to the curtailment of the Suralco refinery (see Alumina above) and the Sao Luis and Warrick smelters (see Aluminum above), higher water inflows at Yadkin, NC, and an increase in the distribution of assured energy from the Brazil hydro facilities (assured energy is Alcoa Corporation’s share of the facilities’ commercial capacity). These positive impacts were partially offset by the absence of generation at Anglesea, Australia, which closed in August 2015, impacting both the third quarter and nine-month comparisons.

Total sales for the Energy segment decreased 28% in the 2016 third quarter and 40% in the 2016 nine-month period compared to the same periods in 2015. In both periods, the decrease was mostly the result of lower energy prices, mainly in Brazil, and lower energy sales to Alcoa Corporation’s refineries and smelters offset by higher energy sales to third parties described above. In the 2016 nine-month period only, sales also declined as the result of unfavorable foreign currency movements due to a stronger U.S. dollar against the Brazilian real.

ATOI for this segment decreased $9 in the 2016 third quarter and $52 in the 2016 nine-month period compared to the same periods in 2015. In both periods, the decline was primarily driven by the previously mentioned change in sales. In the 2016 nine-month period only, the decrease was also driven by net unfavorable foreign currency movements due to a stronger U.S. dollar against the Brazilian real, somewhat offset by net productivity improvements.

In the 2016 fourth quarter (comparison with the 2015 fourth quarter), energy prices are expected to be lower in Brazil.

Rolled Products

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Third-party aluminum shipments (kmt)	70	65	203	199
Alcoa Corporation’s average realized price per metric ton of aluminum*	$3,390	$3,682	$3,360	$3,796
Third-party sales	$237	$239	$683	$754
ATOI	$(9)	$7	$(25)	$18

*	Generally, average realized price per metric ton of aluminum includes two elements: a) the price of metal (the underlying base metal component plus a regional premium – see the footnote to the table in Cast Products above for a description of these two components), and b) the conversion price, which represents the incremental price over the metal price component that is associated with converting primary aluminum into sheet and plate. In this circumstance, the metal price component is a pass-through to this segment’s customers.

Third-party sales for the Rolled Products segment decreased 1% in the 2016 third quarter and 9% in the 2016 nine-month period compared with the corresponding periods in 2015. In both periods, the decline was mostly due to a decrease in metal prices (both LME and regional premium components) and pricing pressure in the packaging end market, somewhat offset by higher volume as a result of increased can sheet demand.

ATOI for this segment decreased $16 in the 2016 third quarter and $43 in the 2016 nine-month period compared to the same periods in 2015. In both periods, the decline was principally due to higher costs ($18 – third quarter and $38 – nine months) from operating the Warrick (Indiana) rolling mill as a cold metal plant (previously was a hot metal plant) due to the permanent closure of Alcoa Corporation’s Warrick smelter in the first quarter of 2016 (see Aluminum above) and unfavorable pricing in the global can sheet packaging market. These negative impacts were slightly offset by net productivity improvements and higher volume.

In the 2016 fourth quarter (comparison with the 2015 fourth quarter), higher costs ($15) related to operating the Warrick rolling mill as a cold metal plant, as well as pricing pressure from the packaging market are expected to continue.

Reconciliation of ATOI to Combined Net Loss Attributable to Alcoa Corporation

Items required to reconcile total segment ATOI to combined net loss attributable to Alcoa Corporation include: the impact of LIFO inventory accounting; metal price lag; interest expense; noncontrolling interest; corporate expense (general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; income taxes; and other items, including intersegment profit eliminations, discrete tax items, deferred tax valuation allowance adjustments, and other differences between tax rates applicable to the segments and the combined effective tax rate, and other nonoperating items such as foreign currency transaction gains/losses, gains/losses on certain asset sales, and interest income.

The following table reconciles total segment ATOI to combined net loss attributable to Alcoa Corporation:

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Total segment ATOI	$139	$179	$328	$927
Unallocated amounts:
Impact of LIFO	5	25	32	68
Metal price lag	1	(14)	5	(26)
Interest expense	(67)	(69)	(197)	(208)
Noncontrolling interest (net of tax)	(20)	(61)	(58)	(188)
Corporate expense	(50)	(54)	(136)	(138)
Restructuring and other charges	(17)	(54)	(109)	(297)
Income taxes	(53)	(23)	(92)	35
Other	56	(53)	(34)	(210)

Combined net loss attributable to Alcoa Corporation	$(6)	$(124)	$(261)	$(37)

The changes in the reconciling items between total segment ATOI and combined net loss attributable to Alcoa Corporation for the 2016 third quarter and nine-month period compared with the corresponding periods in 2015 (unless otherwise noted) consisted of:

•	a change in the Impact of LIFO, mostly due to a decrease in the price of alumina at both September 30, 2016 indexed to December 31, 2015 for the 2016 third quarter and nine-month period and at September 30, 2015 indexed to December 31, 2014 for the 2015 third quarter and nine-month period (overall, the price of alumina in the 2016 third quarter and nine-month period was lower compared with the 2015 third quarter and nine-month period);

•	a change in Metal price lag, the result of an increase in the price of aluminum (driven by higher base metal prices (LME), partially offset by lower regional premiums) at September 30, 2016 indexed to December 31, 2015 for the 2016 third quarter and nine-month period compared to a decrease in the price of aluminum (both lower base metal prices (LME) and regional premiums) at September 30, 2015 indexed to December 31, 2014 for the 2015 third quarter and nine-month period (overall, the price of aluminum in the 2016 third quarter and nine-month period was lower compared with the 2015 third quarter and nine-month period) (Metal price lag describes the timing difference created when the average price of metal sold differs from the average cost of the metal when purchased by Alcoa Corporation’s Rolled Products segment. In general, when the price of metal increases, metal price lag is favorable, and when the price of metal decreases, metal price lag is unfavorable);

•	a decrease in Interest expense, principally due to a lower allocation to Alcoa Corporation of ParentCo’s interest expense, which is primarily a function of the lower ratio in the 2016 third quarter and nine-month period (as compared to the 2015 third quarter and nine-month period) of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic;

•	a change in Noncontrolling interest, due to the change in results of AWAC, principally driven by a decline in operating results, partially offset by the absence of restructuring charges related to the permanent closure of the Anglesea power station and coal mine and a $27 ($8 was noncontrolling interest’s share) gain on the sale of an equity interest in a natural gas pipeline in Australia, and in the 2016 nine-month period only, the absence of an $85 ($34 was noncontrolling interest’s share) discrete income tax charge for a valuation allowance on certain deferred tax assets;

•	a decline in Corporate expense, largely attributable to decreases in various expenses, mostly offset by higher expenses related to the Separation Transaction of ParentCo ($17-third quarter and $48-nine months);

•	a decrease in Restructuring and other charges due to fewer portfolio actions;

•	a change in Income taxes, primarily the result of higher U.S. losses with no realizable tax benefit; and

•	a change in Other, mostly due to a gain on the sale of wharf property near the Intalco, WA smelter ($118).

Environmental Matters

See the Environmental Matters section of Note I to the unaudited Combined Financial Statements in this prospectus.

Liquidity and Capital Resources

Cash From Operations

Cash used for operations was $550 in the 2016 nine-month period compared with cash provided from operations of $822 in the same period of 2015. The decline in cash used for operations of $1,372 was principally due to lower operating results (net (loss) income plus net add-back for noncash transactions in earnings) and a negative change associated with working capital of $677, partially driven by an unfavorable change in taxes, including income taxes, due to a change from pretax income to a pretax loss. These items were slightly offset by a positive change in noncurrent assets of $145, which was mainly the result of a $100 smaller prepayment made under a natural gas supply agreement in Australia (see below).

On April 8, 2015, Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia Limited (AofA), which is part of AWAC, secured a new 12-year gas supply agreement to power its three alumina refineries in Western Australia beginning in July 2020. This agreement was conditional on the completion of a third-party acquisition of the related energy assets from the then-current owner, which occurred in June 2015. The terms of AofA’s gas supply agreement required a prepayment of $500 to be made in two installments. The first installment of $300 was made at the time of completion of the third-party acquisition in June 2015 and the second installment of $200 was made in April 2016.

Financing Activities

Cash provided from financing activities was $215 in the 2016 nine-month period, an increase of $500 compared with cash used for financing activities of $285 in the corresponding period of 2015. The source of cash in the 2016 nine-month period was primarily due to $407 in net transfers from ParentCo, partially offset by $176 in cash paid to the noncontrolling interest in AWAC, Alumina Limited of Australia. In the 2015 nine-month period, the use of cash was primarily due to $193 in net transfers to ParentCo and $71 in cash paid to the noncontrolling interest in AWAC, Alumina Limited of Australia.

On September 16, 2016, Alcoa Corporation and Alcoa Nederland Holding B.V. (“Alcoa Nederland”), a wholly-owned subsidiary of Alcoa Corporation, entered into a revolving credit agreement with a syndicate of lenders and issuers named therein (as amended from time to time, the “Revolving Credit Agreement”). The Revolving Credit Agreement provides a $1,500 senior secured revolving credit facility (the “Revolving Credit Facility”), the proceeds of which may be used for transaction costs related to the Separation Transaction, to provide working capital, and/or for other general corporate purposes of Alcoa Corporation and its subsidiaries. Subject to the terms and conditions of the Revolving Credit Agreement, Alcoa Nederland may from time to time request the issuance of letters of credit up to $750 under the Revolving Credit Facility, subject to a sublimit of $400 for any letters of credit issued for the account of Alcoa Corporation or any of its domestic subsidiaries.

The Revolving Credit Facility is scheduled to mature on November 1, 2021, unless extended or earlier terminated in accordance with the provisions of the Revolving Credit Agreement. Alcoa Corporation may make extension requests during the term of the Revolving Credit Facility, subject to the lender consent requirements set forth in the Revolving Credit Agreement. Under the provisions of the Revolving Credit Agreement, Alcoa Nederland will pay a quarterly commitment fee ranging from 0.225% to 0.450% (based on Alcoa Corporation’s leverage ratio) on the unused portion of the Revolving Credit Facility.

A maximum of $750 in outstanding borrowings under the Revolving Credit Facility may be denominated in euros. Loans will bear interest at a rate per annum equal to, at Alcoa Nederland’s option, either (a) an adjusted LIBOR rate or (b) a base rate determined by reference to the highest of (1) the prime rate of JPMorgan Chase Bank, N.A., (2) the greater of the federal funds effective rate and the overnight bank funding rate, plus 0.5%, and (3) the one month adjusted LIBOR rate with respect to U.S. dollar deposits plus 1% per annum, plus, in each case, an applicable margin. The applicable margin for all loans will vary based on Alcoa Corporation’s leverage ratio and will range from 1.75% to 2.50% for LIBOR loans and 0.75% to 1.50% for base rate loans. Outstanding borrowings may be prepaid without premium or penalty, subject to customary breakage costs.

All obligations of Alcoa Corporation or a domestic entity under the Revolving Credit Facility are secured by, subject to certain exceptions (including a limitation of pledges of equity interests in certain foreign subsidiaries to 65%, and certain thresholds with respect to real property), a first priority lien on substantially all assets of Alcoa Corporation and the material domestic wholly-owned subsidiaries of Alcoa Corporation and certain equity interests of specified non-U.S. subsidiaries. All other obligations under the Revolving Credit Facility are secured by, subject to certain exceptions (including certain thresholds with respect to real property), a first priority security interest in substantially all assets of Alcoa Corporation, Alcoa Nederland, the material domestic wholly-owned subsidiaries of Alcoa Corporation, and the material foreign wholly-owned subsidiaries of Alcoa Corporation located in Australia, Brazil, Canada, Luxembourg, the Netherlands and Norway, including equity interests of certain subsidiaries that directly hold equity interests in AWAC entities. However, no AWAC entity is a guarantor of any obligation under the Revolving Credit Facility and no asset of any AWAC entity, or equity interests in any AWAC entity, will be pledged to secure the obligations under the Revolving Credit Facility.

The Revolving Credit Agreement includes a number of customary affirmative covenants. Additionally, the Revolving Credit Agreement contains a number of negative covenants (applicable to Alcoa Corporation and certain subsidiaries described as restricted), that, subject to certain exceptions, include limitations on (among other things): liens; fundamental changes; sales of assets; indebtedness; entering into restrictive agreements; restricted payments, including stockholder dividends and repurchases of common stock (see below); investments, loans, advances, guarantees, and acquisitions; transactions with affiliates; amendment of certain material documents; and a covenant prohibiting reductions in the ownership of AWAC entities held by the Global Loan Parties and certain other specified restricted subsidiaries of Alcoa Corporation below an agreed level. The Revolving Credit Agreement also includes financial covenants requiring the maintenance of a specified interest expense coverage ratio of not less than 5.00 to 1.00, and a leverage ratio for any period of four consecutive fiscal quarters that is not greater than 2.25 to 1.00. As of September 30, 2016, Alcoa Corporation would have been in compliance with all such covenants if they had been measured as of such date.

In reference to the restricted payments covenant mentioned above, Alcoa Corporation may declare and make annual ordinary dividends in an aggregate amount not to exceed $38 in each of the November 1, 2016 through December 31, 2017 time period and annual 2018, $50 in each of annual 2019 and 2020, and $75 in the January 1, 2021 through November 1, 2021 time period (see below), except that 50% of any unused amount of the base amount in any of the specified time periods may be used in the next succeeding period following the use of the base amount in said time period. Also, Alcoa Corporation may repurchase shares of its common stock pursuant to certain stock option plans or other benefit plans in an aggregate amount not to exceed $25 during any fiscal year, except that 50% of any unused amount of the base amount in any fiscal year may be used in the next succeeding fiscal year following the use of the base amount in said fiscal year.

The Revolving Credit Agreement contains customary events of default, including with respect to a failure to make payments under the Revolving Credit Facility, cross-default and cross-judgment default and certain bankruptcy and insolvency events.

There were no amounts outstanding at September 30, 2016 and no amounts were borrowed during the 2016 third quarter under the Revolving Credit Facility.

Also in September 2016, Alcoa Nederland completed a Rule 144A (U.S. Securities Act of 1933, as amended) debt offering for $750 of 6.75% Senior Notes due 2024 (the “2024 Notes”) and $500 of 7.00% Senior Notes due 2026 (the “2026 Notes” and, collectively with the 2024 Notes, the “Notes”). Alcoa Nederland received $1,228 in net proceeds (see below) from the debt offering reflecting a discount to the initial purchasers of the Notes. The net proceeds will be used to make a payment to ParentCo to fund the transfer of certain assets from ParentCo to Alcoa Corporation in connection with the Separation Transaction, and any remaining net proceeds will be used for general corporate purposes. The discount to the initial purchasers was deferred and is being amortized to interest expense over the respective terms of the Notes. Interest on the Notes will be paid semi-annually in March and September, commencing March 2017.

Alcoa Nederland has the option to redeem the Notes on at least 30 days, but not more than 60 days, prior notice to the holders of the Notes under multiple scenarios, including, in whole or in part, at any time or from time to time after September 2019, in the case of the 2024 Notes, or after September 2021, in the case of the 2026 Notes, at a redemption price specified in the indenture (up to 105.063% of the principal amount for the 2024 Notes and up to 103.500% of the principal amount of the 2026 Notes, plus any accrued and unpaid interest in each case). Also, the Notes are subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the indenture) at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued and unpaid interest on the Notes repurchased.

The Notes are senior unsecured obligations of Alcoa Nederland and do not entitle the holders to any registration rights pursuant to a registration rights agreement. Alcoa Nederland does not intend to file a registration statement with respect to resales of or an exchange offer for the Notes. The Notes are guaranteed on a senior unsecured basis by Alcoa Corporation and its subsidiaries that are guarantors under the Revolving Credit Agreement (the “subsidiary guarantors” and, together with Alcoa Corporation, the “guarantors”). Each of the subsidiary guarantors will be released from their Notes guarantees upon the occurrence of certain events, including the release of such guarantor from its obligations as a guarantor under the Revolving Credit Agreement.

The Notes indenture contains various restrictive covenants similar to those described above for the Revolving Credit Agreement, including a limitation on restricted payments, with, among other exceptions, capacity to pay annual dividends generally consistent with those provided for in the Revolving Credit Agreement, with annual capacity to pay $75 in each of annual 2021 through 2024.

In conjunction with the debt offering, the net proceeds of $1,228, plus an additional $81 of ParentCo cash on hand, were required to be placed in escrow contingent on completion of the Separation Transaction. The $81 represented the necessary cash to fund the redemption of the Notes, pay all regularly scheduled interest on the Notes through a specified date as defined in the indenture, and a premium on the principal of the Notes if the separation was not completed by a certain time as defined in the indenture. As a result, the $1,228 of escrowed cash was included in Restricted cash on Alcoa Corporation’s Combined Balance Sheet at September 30, 2016. Additionally, the issuance of the Notes was not reflected in the Statement of Combined Cash Flows as it represents a noncash financing activity.

Alcoa Corporation’s cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the short- and long-term debt ratings assigned to Alcoa Corporation’s debt by the major credit rating agencies.

On September 20, 2016, Moody’s Investors Service (Moody’s) assigned the following ratings for Alcoa Corporation: long-term debt at Ba3 and short-term debt at Speculative Grade Liquidity Rating-2. Additionally, Moody’s assigned the current outlook as stable.

Also on September 20, 2016, Standard and Poor’s Global Ratings (S&P) assigned a BB- rating for Alcoa Corporation’s long-term debt. Additionally, S&P assigned the current outlook as stable.

Investing Activities

Cash used for investing activities was $5 in the 2016 nine-month period compared with $224 in the 2015 nine-month period, resulting in a decrease in cash used of $219. In the 2016 nine-month period, the use of cash was principally due to $258 in capital expenditures, of which 8% related to growth projects, and a net outflow of $12 related to several small items, virtually offset by $265 in proceeds from the sale of an equity interest in a natural gas pipeline in Australia ($145) and the sale of wharf property next to the Intalco, WA smelter ($120). The use of cash in the 2015 nine-month period was due to $258 in capital expenditures and $36 in equity contributions related to the aluminum complex joint venture in Saudi Arabia and a natural gas pipeline in Australia, somewhat offset by $70 in proceeds from the sale of assets and businesses, largely related to post-closing adjustments associated with an ownership stake in a smelter and the sale of land around the Lake Charles, LA anode facility.

Recently Adopted and Recently Issued Accounting Guidance

See Note B to the unaudited Combined Financial Statements in this prospectus.

BUSINESS

All amounts discussed in this section are in millions of U.S. dollars, unless otherwise indicated. This section discusses Alcoa Corporation’s business following the completion of all of the transactions described in this prospectus, including the separation.

Our Company

Alcoa Corporation is a global industry leader in the production of bauxite, alumina and aluminum, enhanced by a strong portfolio of value-added cast and rolled products and substantial energy assets. Alcoa Corporation draws on the innovation culture, customer relationships and strong brand of ParentCo. Previously known as the Aluminum Company of America, ParentCo pioneered the aluminum industry over 128 years ago with the discovery of the first commercial process for the affordable production of aluminum. Since the discovery, Alcoa aluminum was used in the Wright brothers’ first flight (1903), ParentCo helped produce the first aluminum-sheathed skyscraper (1952), the first all-aluminum vehicle frame (1994) and the first aluminum beer bottle (2004). Today, Alcoa Corporation extends this heritage of product and process innovation as it strives to continuously redefine world-class operational performance at its locations, while partnering with its customers across its range of global products. We believe that the lightweight capabilities and enhanced performance attributes that aluminum offers across a number of end markets are in increasingly high demand and underpin strong growth prospects for Alcoa Corporation.

Alcoa Corporation’s operations encompass all major production processes in the primary aluminum industry value chain, which we believe provides Alcoa Corporation with a strong platform from which to serve our customers in each critical segment. Our portfolio is well-positioned to take advantage of the estimated, as of September 30, 2016, 5% growth in global aluminum demand in 2016 and to be globally cost competitive throughout all phases of the aluminum commodity price cycle.

Our Strengths

Alcoa Corporation’s significant competitive advantages distinguish us from our peers.

World-class aluminum assets. Alcoa Corporation has an industry-leading, cost-competitive portfolio comprising six businesses—Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy. These assets include the largest bauxite mining portfolio in the world; a first quartile low cost, globally diverse alumina refining system; and a newly optimized aluminum smelting portfolio. With our innovative network of casthouses, we can customize the majority of our primary aluminum production to the precise specifications of our customers and we believe that our rolling mills provide us with a cost competitive and efficient platform to serve the North American packaging market. Our portfolio of energy assets provides third-party sales opportunities, and in some cases, the operational flexibility to either support metal production or capture earnings through third-party power sales. In addition, the expertise within each business supports the next step in our value chain by providing optimized products and process knowledge.

Our fully integrated Saudi Arabian joint venture, formed in 2009 with the Saudi Arabian Mining Company (Ma’aden), showcases those synergies. Through our Ma’aden joint venture, we have developed the lowest cost aluminum production complex within the worldwide Alcoa Corporation system. The complex includes a bauxite mine, an alumina refinery, an aluminum smelter and a rolling mill. The complex, which relies on low-cost and clean power generation, is an integral part of Alcoa Corporation’s strategy to lower its overall production cost base. By establishing a strong footprint in the growing Middle East region, Alcoa Corporation is also well-positioned to capitalize on growth and new market opportunities in the region. Ma’aden owns a 74.9% interest in the joint venture. Alcoa Corporation owns a 25.1% interest in the smelter and rolling mill; and AWAC (which is owned 60% by Alcoa Corporation) holds a 25.1% interest in the mine and refinery.

Customer relationships across the industry spectrum and around the world. As a well-established world leader in the production of bauxite, alumina and aluminum products, Alcoa Corporation has the scale, global reach and proximity to major markets to deliver our products to our customers and their supply chains all over the world. We believe Alcoa Corporation’s global network, broad product portfolio and extensive technical expertise position us to be the supplier of choice for a range of customers across the entire aluminum value chain. Our global reach also provides portfolio diversity that can enable us to benefit from local or regional economic cycles. Every Alcoa Corporation business segment operates in multiple countries and both hemispheres.

Alcoa Corporation Global Footprint

Access to key strategic markets. As illustrated by our bauxite mining operations in the Brazilian Amazon rainforest, and our participation in the first fully integrated aluminum complex in Saudi Arabia, our ability to operate successfully and sustainably has allowed us to forge partnerships in new markets, enter markets more efficiently, gain local knowledge, develop local capacity and reduce risk. We believe that these attributes also make us a preferred strategic partner of our current host countries and of those looking to evaluate and build future opportunities in our industry.

Experienced management team with substantial industry expertise. Our management team has a strong track record of performance and execution. Roy C. Harvey, who previously served as President of ParentCo’s Global Primary Products business, is Alcoa Corporation’s Chief Executive Officer. Mr. Harvey served more than 14 years in various capacities at ParentCo, including as ParentCo’s Executive Vice President of Human Resources and Environment, Health, Safety and Sustainability and Vice President of Investor Relations. In addition, William F. Oplinger, previously ParentCo’s Executive Vice President and Chief Financial Officer, is Alcoa Corporation’s Executive Vice President and Chief Financial Officer. Tómas Már Sigurdsson, the Chief Operating Officer of ParentCo’s Global Primary Products business, is Alcoa Corporation’s Executive Vice President and Chief Operating Officer. Our senior management team collectively has more than 110 years of experience in the metals and mining, commodities and aluminum industries.

History of operational excellence and continuous productivity improvements. Alcoa Corporation’s dedication to operational excellence has enabled us to withstand unfavorable market conditions. In addition, our productivity program has allowed us to capture cost savings and, by focusing on continuously improving our manufacturing and procurement processes, we seek to produce ongoing cost benefits through the efficient use of raw materials, resources and other inputs. We believe that Alcoa Corporation is positioned to be resilient against market down-swings and to capitalize on the upswings throughout the market cycle.

Positioned for future market scenarios. Since 2010, we have reshaped our portfolio and implemented other changes to our business model in order to make Alcoa Corporation more resilient in times of market volatility. We believe these changes will continue to drive value-creation opportunities in years ahead. Among other disciplined actions, we have:

•	closed, divested or curtailed 35% of total smelting operating capacity and 25% of total operating refining capacity, enabling us to become more cost competitive;

•	enhanced our portfolio through our 25.1% investment in the Alcoa Corporation-Ma’aden joint venture in Saudi Arabia, the lowest-cost integrated aluminum complex within the worldwide Alcoa Corporation system, which is now fully operational;

•	revolutionized the way we sell smelter-grade alumina by shifting our pricing model to an Alumina Price Index (API) or spot pricing, which reflects alumina supply and demand fundamentals;

•	grown our portfolio of value-added cast product offerings, and increased the percentage of value-added products we sell;

•	transitioned our non-rolling assets from a regional operating structure to five separate business units focused on Bauxite, Alumina, Aluminum, Cast Products and Energy, and taken significant steps to position each business unit for greater efficiency, profitability and value-creation at each stage of the value chain; and

•	reduced costs in our Rolled Products operations, and intensified our focus on innovation and value-added products, including aluminum bottle and specialty coatings.

Through our actions, we have improved the position of our alumina refining system on the global alumina cost curve from the 30th percentile in 2010 to the 17th percentile as of September 30, 2016, 4 points better than our 2016 target of the 21st percentile. We have also improved 13 points on the global aluminum cost curve since 2010, to the 38th percentile as of September 30, 2016, achieving our 2016 target. In addition, as of that date we have maintained a first quartile 19th percentile position on the global bauxite cost curve.

The combined effect of these actions has been to enhance our business position in a recovering macroeconomic environment for bauxite, alumina, aluminum and aluminum products, which we believe will allow us to weather the market downturns today while preparing to capitalize on upswings in the future.

Dedication to environmental excellence and safety. We regularly review our strategy and performance with a view toward maximizing our efficient use of resources and our effective control of emissions, waste and land use, and to improve our environmental performance. For example, in order to lessen the impact of our mining activities, we have targeted minimum environmental footprints for each mine to achieve by 2020. Three of our mines that were active in 2015 have already achieved their minimum environmental footprint. During 2015, we disturbed a total of 2,988 acres of mine lands worldwide and rehabilitated 3,233 acres. Alcoa Corporation’s business lowered its CO2 intensity by more than 12% between 2010 and 2015, achieving its target of 30% reduction in CO2 intensity from a 2005 baseline, a full five years ahead of target. Alcoa Corporation is also committed to a world-class health and safety culture that has consistently delivered incident rates below industry averages. As part of ParentCo, the Alcoa Corporation Business improved its DART rate—a measure of days away from work or job transfer due to injury or illnesses—by 62% between 2010 and 2015. Alcoa Corporation intends to continue to intensify our fatality prevention efforts and the safety and well-being of our employees will remain the top priority for Alcoa Corporation.

Our Strategies

As Alcoa Corporation, we intend to continue to be an industry leader in the production of bauxite, alumina, primary aluminum and aluminum cast and rolled products. We will remain focused on cost efficiency and profitability, while also seeking to develop operational and commercial innovations that will sharpen our competitive edge. Our management team has considerable experience in managing through tough market cycles, which we believe will enable us to profit through commodity down-swings. In upswings, we believe our low cost assets will be well positioned to deliver strong returns.

Alcoa Corporation will also remain focused on our core values. We will continue to hold ourselves to the highest standards of environmental and ethical practices, support our communities through Alcoa Foundation grants and employee volunteerism, and maintain transparency in our actions and ongoing dialogue with local stakeholders. We believe that this is essential to support our license to operate in the unique communities in which we do business, ensuring sustainability, and making us the partner of choice. Combined with our continued focus on operational excellence and rigorous management of our assets, we expect to create value for our stockholders and customers and attract and retain highly-qualified talent.

We intend to remain true to our heritage by focusing on the following core principles:

Solution-Oriented Customer Relationships and Programs. We aim to succeed by helping our customers innovate and win in their markets. We will work to provide new and improved products and technical expertise that support our customers’ innovation, which we believe will help to strengthen the demand and consumption of aluminum across the globe for all segments of the value chain. We intend to continue prudently investing in our technical resources to both drive our own efficiencies and to help our customers develop solutions to their challenges.

Establishment of a Strong, Operator-Focused Culture. We are proud of the over 128 year history of the Alcoa Corporation Business and the culture of innovation and operational excellence upon which we are built. We intend to build a culture for Alcoa Corporation that is true to this heritage and focuses our management, operational processes and decision-making on the critical success of our mines and facilities. To support this effort, we will work to have an overhead structure that is appropriately scaled for our business, and will use our deep industry and operational expertise to navigate an ever-changing and volatile industry.

Operational reliability and excellence. We are committed to the development, maintenance and use of our reliability excellence program, which is designed to optimize the operational availability and integrity of our assets, while driving lower costs. We will also continue to build on our “Center of Excellence (COE)” model, which leverages central research and development and technical expertise within each business to facilitate the transfer of best practices, while also providing rapid response to plant level disruptions.

Aggressive asset portfolio management. Alcoa Corporation will continue to review our portfolio of assets and opportunities to maximize value creation. Having delinked the aluminum value chain by restructuring our upstream businesses into standalone units (Bauxite, Alumina, Aluminum, Cast Products, Rolled Products and Energy), we believe we are well-positioned to pursue opportunities to reduce costs and grow revenue and margins across our portfolio. Examples of these opportunities include the growth of our third party bauxite sales, the ability, in some cases, to flex energy between aluminum production and power sales, the increase in our value-added cast products as a percentage of aluminum sales and the combination of the state-of-the-art rolling mill in Saudi Arabia and our Warrick rolling mill’s current products and customer relationships. We will also continue to monitor our assets relative to market conditions, industry trends and the position of those assets in their life cycle, and we will curtail, sell or close assets that do not meet our value-generation standards.

Efficient use of available capital. In seeking to allocate our capital efficiently, we expect that our near-term priorities will be to sustain valuable assets in the most cost-effective manner while de-levering our balance sheet by managing debt and long term liabilities. We intend to effectively deploy excess cash to maximize long-term stockholder value, with incremental growth opportunities and other value-creating uses of capital evaluated against return of capital to stockholders. We expect that ROC will be the primary metric we use to drive capital allocation decisions.

Disciplined Execution of High-Return Growth Projects. We expect to continue to look for and implement incremental growth projects that meet our rigorous ROC standards, while working to ensure that those projects are completed on time and within budget.

Continuous pursuit of improvements in productivity. A strong focus on productivity will remain a critical component of Alcoa Corporation’s continued success. We believe that our multi-phased approach, consisting of reliability excellence programs, strong procurement strategies across our businesses, and a continuous focus on technical efficiencies, will allow us to continue to drive productivity improvements.

Attracting and Retaining the Best Employees Globally. Our people-processes and career development programs are designed to attract and retain the best employees, whether it be as operators from the local communities in which we work, or senior management with experiences that can strengthen our ability to execute. We will strive to harness the collective creativity and diversity of thought of our workforce to drive better outcomes and to design, build and implement improvements to our processes and products.

Each of Alcoa Corporation’s six businesses provides a solid foundation upon which to grow.

Premier bauxite position. Alcoa Corporation is the world’s largest bauxite miner, with 45.3 million bone dry metric tons of production in 2015, enjoying a first-quartile cost curve position. We have access to large bauxite deposit areas with mining rights that extend in most cases more than 20 years. We have ownership in seven active bauxite mines globally, four of which we operate, that are strategically located near key Atlantic and Pacific markets, including the Huntly mine in Australia, the second largest bauxite mine in the world. In addition to supplying bauxite to our own alumina refining system, we are seeking to grow our newly developed third-party bauxite sales business. For example, during the third quarter of 2015, Alcoa Corporation’s affiliate, Alcoa of Australia Limited, received permission from the Government of Western Australia to export trial shipments from its Western Australia mines. In addition, we have secured multiple bauxite supply contracts valued at nearly $600 million of revenue over 2016 and 2017. We intend to selectively grow our industry-leading assets, continue to build upon our solid operational strengths and develop new ore reserves. We intend to maintain our focus on mine reclamation and rehabilitation, which we believe not only benefits our current operations, but can facilitate access to new projects in diverse communities and ecosystems globally.

Attractive alumina portfolio. We are also the world’s largest alumina producer, with a highly competitive first-quartile cost curve position. Alcoa Corporation has nine refineries on five continents, including one of the world’s largest alumina production facilities, the Pinjarra refinery in Western Australia. In addition to supplying our aluminum smelters with high quality feedstock, we also have significant alumina sales to third parties, with almost 70% of 2015 production being sold externally. Our operations are strategically located for access to growing markets in Asia, the Middle East and Latin America. We are improving our alumina margins by continuing to shift the pricing of our third party smelter-grade alumina sales from the historical LME aluminum-based pricing to API pricing which better reflects alumina production cost and market fundamentals. In 2015, we grew the percentage of third-party smelter grade alumina shipments that were API or spot-priced to 75%, up from 68% in 2014 and up from 5% in 2010. As of September 30, 2016, we expect that approximately 85% of our third-party alumina shipments will be based on API or spot pricing during 2016. We have also steadily increased our system-wide capacity over the past decade through a combination of operational improvements and incremental capacity projects, effectively adding capacity equivalent to a new refinery. We intend to maintain our first quartile global cost position for Alcoa Corporation’s Alumina business while incrementally growing capacity and continuously striving for sustained operational excellence.

Smelting portfolio positioned to benefit as aluminum demand increases. As a global aluminum producer with a second-quartile cost curve portfolio, we believe that Alcoa Corporation is well positioned to benefit from robust growth in aluminum demand. As of September 30, 2016, we estimated record global aluminum demand in 2016 of 59.7 million metric tons, up 5% over 2015. Global aluminum demand was expected to double between 2010 and 2020 and, through the first half of the decade, demand growth tracked ahead of the projection. We expect that our proximity to major markets—with over 50% of our capacity located in Canada, Iceland and Norway, close to the large North American and European markets—will give us a strategic advantage in capitalizing on growth in aluminum demand. In addition, our 25.1% ownership stake in the low-cost aluminum complex in Saudi Arabia, as well as our proven track record of taking actions to optimize our operations, makes us well-positioned to benefit from improved market conditions in the future. Furthermore, with approximately 75% of our smelter power needs contractually secured through 2022, we believe that Alcoa Corporation is well positioned to manage that important dimension of our cost base. Our Aluminum business intends to continue its pursuit of operating efficiencies and incremental capacity expansion projects. We intend to react quickly to market cycles to curtail unprofitable facilities, if necessary, but also maintain optionality to profit from higher metal price environments through the restart of idled capacity.

Global network of casthouses. Alcoa Corporation currently operates 15 casthouses providing value-added products to customers in growing markets. We also have three casthouses that are currently curtailed. In our Cast Products business, our aim is to partner with our customers to develop solutions that support their success by providing them with superior quality products, customer service and technical support. Our network of casthouses has enabled us to steadily grow our cast products business by offering differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand. We intend to continue to improve the value of our installed capacity through productivity and technology gains, and will look for opportunities to add new capacity and develop new product lines in markets where we believe superior returns can be realized. Value-added products grew to 67% of total Cast Products shipments in 2015, compared to 65% in 2014 and 57% in 2010. Our value-added product portfolio has been profitable throughout the primary aluminum market cycle and, from 2010 to 2015, our casting business realized $1.6 billion in incremental margins through value-added sales when compared to selling unalloyed commodity grade ingot. We have also introduced EZCAST™, VERSACAST™, SUPRACAST™ and EVERCAST™ advanced alloys with improved thermal performance and corrosion resistance that have already been qualified with top-tier original equipment manufacturers. Additional trials are continuing.

Efficient and focused rolling mills. Alcoa Corporation has rolling operations in Warrick, Indiana and Saudi Arabia which, together, serve the North American aluminum can sheet market. The Warrick Rolling Mill is focused on packaging, producing can body stock, can end and tab stock, bottle stock and food can stock, and industrial sheet and lithographic sheet. The Ma’aden Rolling Mill currently produces can body stock, can end and tab stock, and hot-rolled strip for finishing into automotive sheet. Following the separation, the facilities manufacturing products for the North American can packaging market are located only at the Warrick and Ma’aden Rolling Mills, and that the Arconic rolling mills do not compete in this market. As the packaging market in North America has become highly commoditized, we believe that our experience in, and focus on, operational excellence and continuous productivity improvements will be key competitive advantages. We intend to lower costs through productivity improvements, improved capacity utilization and targeted capital deployment.

Substantial energy assets. Our Energy portfolio will continue to be focused on value creation by seeking to lower overall operational costs and maintaining flexibility to sell power or consume it internally. As of September 30, 2016, Alcoa Corporation has a valuable portfolio of energy assets with power production capacity of approximately 1,685 megawatts, of which approximately 61% is low-cost hydroelectric power. We believe that our energy assets provide us with operational flexibility to profit from market cyclicality. In continuously assessing the energy market environment, we strive to meet in-house energy requirements at the lowest possible cost and also sell power to external customers at attractive profit margins. With approximately 55% of Alcoa Corporation-generated power being sold externally in 2015, we achieved significant earnings from power sales globally. In addition, our team of Energy employees has considerable expertise in managing our external sourcing of energy for our operations, which has enabled us to achieve favorable commercial outcomes. For example, in 2015, we secured an attractive 12-year gas supply agreement (starting in 2020) to power our extensive alumina refinery operations in Western Australia.

Certain Joint Ventures

AWAC

AWAC is an unincorporated global joint venture between Alcoa Corporation and Alumina Limited, a company incorporated under the laws of the Commonwealth of Australia and listed on the Australian Securities Exchange. AWAC consists of a number of affiliated entities that own, operate or have an interest in, bauxite mines and alumina refineries, as well as certain aluminum smelters, in seven countries. Alcoa Corporation owns 60% and Alumina Limited owns 40% of these entities, directly or indirectly, with such entities being consolidated by Alcoa Corporation for financial reporting purposes.

The scope of AWAC generally includes:

•	Bauxite and Alumina: The mining of bauxite and other aluminous ores as well as the refining and other processing of these ores into alumina and other ancillary operations;

•	Non-Metallurgical Alumina: The production and sale of non-metallurgical alumina and other alumina-based chemicals; and

•	Integrated Operations: Ownership and operation of certain primary aluminum smelting, aluminum fabricating and other ancillary facilities.

Alcoa Corporation is the industrial leader of AWAC and provides the operating management for all of the operating entities forming AWAC. The operating management is subject to direction provided by the Strategic Council of AWAC, which is the principal forum for Alcoa Corporation and Alumina Limited to provide direction and counsel to the AWAC companies regarding strategic and policy matters. The Strategic Council consists of five members, three of whom are appointed by Alcoa Corporation (of which one is the Chairman of the Strategic Council), and two of whom are appointed by Alumina Limited (of which one is the Deputy Chairman of the Strategic Council).

All matters before the Strategic Council are decided by a majority vote of the members, except for certain matters which require approval by at least 80% of the members. Following completion of the separation, such matters include changes to the scope of AWAC; changes in the dividend policy; equity calls in aggregate greater than $1 billion in any year; sales of all or a majority of the AWAC assets; loans from AWAC companies to Alcoa or Alumina Limited; certain acquisitions, divestitures, expansions, curtailments or closures; certain related-party transactions; financial derivatives, hedges or swap transactions; a decision by AWAC companies to file for insolvency; and changes to pricing formula in certain offtake agreements which may be entered into between AWAC companies and Alcoa Corporation or Alumina Limited.

AWAC Operations

AWAC entities’ assets include the following interests:

•	100% of the bauxite mining, alumina refining, and aluminum smelting operations of AofA;

•	100% of the refinery assets at Point Comfort, Texas, United States (“Point Comfort”);

•	100% interest in various mining and refining assets and the Hydro-electric facilities in Suriname;

•	a 39% interest in the São Luis refinery in Brazil;

•	a 8.58% interest in the bauxite mining operations of Mineraçāo Rio Do Norte, an international mining consortium;

•	100% of the Juruti bauxite deposit and mine in Brazil;

•	100% of the refinery and alumina-based chemicals assets at San Ciprian, Spain;

•	a 45% interest in Halco (Mining) Inc., a bauxite consortium that owns a 51% interest in Compagnie des Bauxites de Guinée, a bauxite mine in Guinea;

•	100% of Alcoa Steamship Company Inc.; and

•	a 25.1% interest in the mine and refinery in Saudi Arabia.

•	a 55% interest in the Portland smelter AWAC manages on behalf of the joint venture partners.

Exclusivity

Under the terms of their joint venture agreements, Alcoa Corporation and Alumina Limited have agreed that, subject to certain exceptions, AWAC is their exclusive vehicle for their investments, operations or participation in the bauxite and alumina business, and they will not compete with AWAC in those businesses. In the event of a change of control of either Alcoa Corporation or Alumina Limited, this exclusivity and non-compete restriction will terminate, and the partners will then have opportunities to unilaterally pursue bauxite or alumina projects outside of or within AWAC, subject to certain conditions provided in the Amended and Restated Charter of the Strategic Council.

Equity Calls

The cash flow of AWAC and borrowings are the preferred sources of funding for the needs of AWAC. Should the aggregate annual capital budget of AWAC require an equity contribution from Alcoa Corporation and Alumina Limited, an equity call can be made on 30 days’ notice, subject to certain limitations.

Dividend Policy

Effective on completion of the separation, AWAC generally is required to distribute at least 50% of the prior calendar quarter’s net income of each AWAC company, and certain AWAC companies are also required to pay a distribution every three months equal to the amount of available cash above specified thresholds and subject to the forecast cash needs of the company. Alcoa Corporation has also agreed that, after the separation, it will obtain a limited amount of debt funding for the AWAC companies to fund growth projects, subject to certain restrictions.

Leveraging Policy

Debt of AWAC is subject to a limit of 30% of total capital (defined as the sum of debt (net of cash) plus any minority interest plus shareholder equity). The AWAC joint venture will raise a limited amount of debt to fund growth projects within 12 months of it becoming permissible under Alcoa Corporation’s revolving credit line, provided that the amount of debt does not trigger a credit rating downgrade for Alcoa Corporation.

Other Joint Ventures

In December 2009, ParentCo and Saudi Arabian Mining Company (Ma’aden), which was formed by the government of Saudi Arabia to develop its mineral resources and is listed on the Saudi Stock Exchange (Tadawul), entered into a joint venture to develop a fully integrated aluminum complex in the Kingdom of Saudi Arabia. This project is the lowest-cost aluminum production complex within the worldwide Alcoa Corporation system. In its initial phases, the complex includes a bauxite mine with an initial capacity of 4 million bone dry metric tons per year; an alumina refinery with an initial capacity of 1.8 million metric tons per year (mtpy); an aluminum smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and a rolling mill with initial capacity of 380,000 mtpy. The smelter, refinery and mine are fully operational. Ma’aden owns a 74.9% interest in the joint venture. Alcoa Corporation owns a 25.1% interest in the smelter and in the rolling mill; and AWAC holds a 25.1% interest in the mine and refinery.

The ABI smelter is a joint venture between Alcoa Corporation and Rio Tinto. Alcoa Corporation is the operating partner and owns 74.95% of the joint venture.

The Machadinho Hydro Power Plant (HPP): Machadinho HPP is a consortium between Alcoa Alumínio (25.8%), Votorantim Energia (33.1%), Tractebel (19.,3%), Vale (8.3%) and other partners (CEEE, InterCement and DME Energetica) located in the Pelotas river, southern Brazil.

Barra Grande Hydro Power Plant (HPP): Barra Grande HPP is a joint venture between Alcoa Alumínio (42.2%), CPFL Energia (25%), Votorantim Energia (15%), InterCement (9%) and DME Energetica (8.8%) located in the Pelotas river, southern Brazil.

Estreito Hydro Power Plant (HPP): Estreito HPP is a consortium between Alcoa Alumínio (25.5%), Tractebel (40.1%), Vale (30%) and InterCement (4.4%) located in the Tocantins river, northern Brazil.

Serra do Facão Hydro Power Plant (HPP): Serra do Facão HPP is a consortium between Alcoa Alumínio (34.9%), Furnas (49.4%), Dme Energetica (10%) and Camargo Correa Energia (5.4%) located in the Sao Marcos river, central-Brazil.

Manicouagan Power Limited Partnership (Manicouagan) is a joint venture between Alcoa Corporation and Hydro Quebec. Manicouagan owns and operates the 335 megawatt McCormick hydroelectric project, which is located on the Manicouagan River in the Province of Quebec. Manicouagan supplies approximately 27% of the electricity requirements of Alcoa Corporation’s Baie-Comeau, Quebec, smelter. Alcoa Corporation owns 40% of the joint venture.

The Strathcona calciner is a joint venture between Alcoa Corporation and Rio Tinto. The calciner purchases green coke from the petroleum industry and converts it into calcined coke. The calcined coke is then used as a raw material in an aluminum smelter. Alcoa Corporation owns 39% of the joint venture.

The Alcoa Corporation Business

Bauxite

Bauxite is one of Alcoa Corporation’s basic raw materials and is also a product sold into the third-party marketplace. Aluminum is one of the most abundant elements in the earth’s crust. Aluminum metal is produced by smelting alumina. Alumina is produced primarily from refining bauxite. Bauxite contains various aluminum hydroxide minerals, the most important of which are gibbsite and boehmite. Alcoa Corporation processes most of the bauxite that it mines into alumina and sells the remainder to third parties. The company obtains bauxite from its own resources and from those belonging to the AWAC enterprise, located in the countries listed in the table below, as well as pursuant to both long-term and short-term contracts and mining leases. Tons of bauxite are reported as bone dry metric tons (“bdmt”) unless otherwise stated. See the glossary of bauxite mining-related terms at the end of this section.

During 2015, mines operated by Alcoa Corporation (owned by Alcoa Corporation and AWAC) produced 38.3 million bdmt and separately mines operated by third parties (with Alcoa Corporation and AWAC equity interests) produced 7.0 million bdmt on a proportional equity basis for a total bauxite production of 45.3 million bdmt.

Based on the terms of its bauxite supply contracts, AWAC bauxite purchases from Mineração Rio do Norte S.A. (“MRN”) and Compagnie des Bauxites de Guinée (“CBG”) differ from its proportional equity in those mines. Therefore during 2015, including those purchases, AWAC had access to 47.8 million bdmt of production from its portfolio of mines.

During 2015, AWAC sold 1.5 million bdmt of bauxite to third parties and purchased 0.2 million bdmt from third parties. The bauxite delivered to Alcoa Corporation and AWAC refineries amounted to 46.8 million bdmt during 2015.

The company is growing its third-party bauxite sales business. For example, during the third quarter of 2015, ParentCo received permission from the Government of Western Australia to export trial shipments from its Western Australia mines.

The company has access to large bauxite deposit areas with mining rights that extend in most cases more than 20 years from the date of this prospectus. For purposes of evaluating the amount of bauxite that will be available to supply as feedstock to its refineries, the company considers both estimates of bauxite resources as well as calculated bauxite reserves. Bauxite resources represent deposits for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence based on the amount of exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Bauxite reserves represent the economically mineable part of resource deposits, and include diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out to define the reserves, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Alcoa Corporation employs a conventional approach (including additional drilling with successive tightening of the drilling grid) with customized techniques to define and characterize its various bauxite deposit types allowing Alcoa Corporation to confidently establish the extent of its bauxite resources and their ultimate conversion to reserves.

The following table only includes the amount of proven and probable reserves controlled by the company. While the level of reserves may appear low in relation to annual production levels, they are consistent with historical levels of reserves for the company’s mining locations and consistent with the company reserves strategy. Given the company’s extensive bauxite resources, the abundant supply of bauxite globally and the length of the company’s rights to bauxite, it is not cost-effective to invest the significant funds and efforts necessary to establish bauxite reserves that reflect the total size of the bauxite resources available to the company. Rather, bauxite resources are upgraded annually to reserves as needed by the location. Detailed assessments are progressively undertaken within a proposed mining area and mine activity is then planned to achieve a uniform quality in the supply of blended feedstock to the relevant refinery. Alcoa Corporation believes its present sources of bauxite on a global basis are sufficient to meet the forecasted requirements of its alumina refining operations for the foreseeable future.

Bauxite Resource Development Guidelines

Alcoa Corporation has adopted best practice guidelines for bauxite reserve and resource classification at its operating bauxite mines. Alcoa Corporation’s reserves are declared in accordance with Alcoa Corporation’s internal guidelines as administered by the Alcoa Ore Reserves Committee (“AORC”). The reported ore reserves set forth in the table below are those that Alcoa Corporation estimates could be extracted economically with current technology and in current market conditions. Alcoa Corporation does not use a price for bauxite, alumina or aluminum to determine its bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the customer alumina refinery. More specifically, reserves are set based on the chemical specifications of the bauxite in order to minimize bauxite processing cost and maximize refinery economics for each individual refinery. The primary specifications that are important to this analysis are the “available alumina” and “reactive silica” content of the bauxite. Each alumina refinery will have a target specification for these parameters, but may receive bauxite within a range that allows blending in stockpiles to achieve the refinery target.

In addition to these chemical specifications, a number of other ore reserve design factors have been applied to differentiate bauxite reserves from other mineralized material. The contours of the bauxite reserves are designed using additional parameters such as available alumina content cutoff grade, reactive silica cutoff grade, ore density, overburden thickness, ore thickness and mine access considerations. These parameters are generally determined by using infill drilling or geological modeling.

Further, Alcoa Corporation mining locations utilize annual in-fill drilling or geological modeling programs designed to progressively upgrade the reserve and resource classification of their bauxite based on the above-described factors.

Alcoa Corporation Bauxite Interests, Share of Reserves and Annual Production1

Country	Project	Owners’ Mining Rights (% Entitlement)	Expiration Date of Mining Rights	Probable Reserves (million bdmt)	Proven Reserves (million bdmt)	Available Alumina Content (%) AvA1203	Reactive Silica Content (%) RxSi02	2015 Annual Production (million bdmt)	Ore Reserve Design Factors

Australia	Darling Range Mines ML1SA	Alcoa of Australia Limited (AofA)[2] (100%)	2024	28.5	150.0	33.0 Range: 31.0- 34.0	0.9 Max: 1.4	31.7	•AvA1203 ≥27.5% •RxSi02 ≤ 3.5% •Minimum mineable thickness 2m •Minimum bench widths of 45m

Brazil	Poços de Caldas	Alcoa Alumínio S.A. (Alumínio)[3] (100%)	2020[4]	0.9	1.3	39.6 Range: 39.5- 41.5	4.4 Range: 3.5-4.5	0.3	•AvA1203 ≥ 30% •RxSi02 ≤ 7%

	Juruti[4] RN101, RN102, RN103, RN104, #34	Alcoa World Alumina Brasil Ltda. (AWA Brasil)[2] (100%)	2100[4]	8.7	26.5	47.7 Range: 46.5- 48.5	4.1 Range: 3.3-4.3	4.7	•AvA1203 ≥ 35% •RxSi02 ≤ 10% •Wash Recovery: ≥ 30% •Overburden/Ore (m/m) = 10/1

Suriname	Coermotibo and Onverdacht	Suriname Aluminum Company, L.L.C. (Suralco)[2] (55%) N.V. Alcoa Minerals of Suriname (AMS)[5] (45%)	2033[6]	0.0	0.0	N/A	N/A	1.6	N/A

Country	Project	Owners’ Mining Rights (% Entitlement)	Expiration Date of Mining Rights	Probable Reserves (million bdmt)	Proven Reserves (million bdmt)	Available Alumina Content (%) AvA1203	Reactive Silica Content (%) RxSi02	2015 Annual Production (million bdmt)	Ore Reserve Design Factors
Equity Interests:

Brazil	Trombetas	Mineração Rio do Norte S.A. (MRN)[7] (18.2%)	2046[4]	3.7	10.4	49.5 Range: 49.0- 50.5	4.5 Range: 4.0- 4.8	3.0	•AvA1203 ≥ 46% •RxSi02 ≤ 7% •Wash Recovery: ≥ 30%

Guinea	Boké	Compagnie des Bauxites de Guinée (CBG)[8] (22.95%)	2038[9]	59.5	23.2	TAl2O3[10] 48.5 Range: 48.5- 52.4	TSiO2 [10] 1.7 Range: 1.2- 2.1	3.4	•AvA1203 ≥ 44% •RxSi02 ≤ 10% •Minimum mineable thickness 2m •Smallest Mining Unit size (SMU) 50m x 50m

Kingdom of Saudi Arabia	Al Ba’itha	Ma’aden Bauxite & Alumina Company (25.1%)[11]	2037	33.8	19.3	TAA[12] 49.4	TSiO2[12] 8.6	0.6	•AvA1203 ≥ 40%

•Mining dilution
  modelled as a
  skin of 12.5cm
  around the ore

•Mining recovery
  applied as a skin
  loss of 7.5 cm on
  each side of the
  mineralisation

•Mineralisation
  less than 1m thick
  excluded

1	This table shows only the AWAC and/or Alcoa Corporation share (proportion) of reserve and annual production tonnage.
2	This entity is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.
3	Alumínio is owned 100% by Alcoa Corporation.
4	Brazilian mineral legislation does not establish the duration of mining concessions. The concession remains in force until the exhaustion of the deposit. The company estimates that (i) the concessions at Poços de Caldas will last at least until 2020, (ii) the concessions at Trombetas will last until 2046 and (iii) the concessions at Juruti will last until 2100. Depending, however, on actual and future needs, the rate at which the deposits are exploited and government approval is obtained, the concessions may be extended to (or expire at) a later (or an earlier) date.
5	Alcoa World Alumina LLC (“AWA LLC”) owns 100% of N.V. Alcoa Minerals of Suriname (“AMS”). Suralco and AMS are parts of the AWAC group of companies which are owned 60% by Alcoa Corporation and 40% by Alumina Limited.
6	At the end of 2015, AWAC’s bauxite mineral and mining rights remained valid until 2033. The AWAC mines in Suriname were curtailed in the fourth quarter of 2015. There are no plans for AWAC to restart these mines and there are no reserves to declare.
7	Alumínio holds an 8.58% total interest, AWA Brasil holds a 4.62% total interest and AWA LLC holds a 5% total interest in MRN. MRN is jointly owned with affiliates of Rio Tinto Alcan Inc., Companhia Brasileira de Alumínio, Companhia Vale do Rio Doce, BHP Billiton Plc (“BHP Billiton”) and Norsk Hydro. Alumínio, AWA Brasil, and AWA LLC purchase bauxite from MRN under long-term supply contracts.
8	AWA LLC owns a 45% interest in Halco (Mining), Inc. (“Halco”). Halco owns 100% of Boké Investment Company, a Delaware company, which owns 51% of CBG. The Guinean Government owns 49% of CBG, which has the exclusive right through 2038 to develop and mine bauxite in certain areas within an approximately 2939 square-kilometer concession in northwestern Guinea.
9	AWA LLC and Alũmina Española, S.A. have bauxite purchase contracts with CBG that expire in 2033. Before that expiration date, AWA LLC and Alũmina Española, S.A expect to negotiate extensions of their contracts as CBG will have concession rights until 2038. The CBG concession can be renewed beyond 2038 by agreement of the Government of Guinea and CBG should more time be required to commercialize the remaining economic bauxite within the concession.
10	Guinea—Boké: CBG prices bauxite and plans the mine based on the bauxite qualities of total alumina (TAl2O3) and total silica (TSiO2).
11	Ma’aden Bauxite & Alumina Company is a joint venture owned by Saudi Arabian Mining Company (“Ma’aden”) (74.9%) and AWA Saudi Limited (25.1%). AWA Saudi Limited is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.
12	Kingdom of Saudi Arabia—Al Ba’itha: Bauxite reserves and mine plans are based on the bauxite qualities of total available alumina (TAA) and total silica (TSiO2).

Qualifying statements relating to the table above:

Australia—Darling Range Mines: Huntly and Willowdale are the two AWAC active mines in the Darling Range of Western Australia. The mineral lease issued by the State of Western Australia to Alcoa Corporation’s majority owned subsidiary, Alcoa of Australia Limited (AofA) is known as ML1SA and encompasses a gross area of 712,881 hectares (including private land holdings, state forests, national parks and conservation areas) in the Darling Range and extends from east of Perth to east of Bunbury (the “ML1SA Area”). The ML1SA provides AofA with various rights, including certain exclusivity rights to explore for and mine bauxite, rights to deny third party mining tenements in limited circumstances, rights to mining leases for other minerals in the ML1SA Area, and the right to prevent certain governmental actions from interfering with or prejudicially affecting Alcoa Corporation’s rights. The ML1SA term extends to 2024, however it can be renewed for an additional 21 year period to 2045. The declared reserves are as for December 31, 2015. The amount of reserves reflects the total AWAC share. Additional resources are routinely upgraded by additional exploration and development drilling to reserve status. The Huntly and Willowdale mines supply bauxite to three local AWAC alumina refineries.

Brazil—Poços de Caldas: Declared reserves are as for December 31, 2015. Tonnage is total Alcoa share. Additional resources are being upgraded to reserves as needed.

Brazil—Juruti RN101, RN102, RN103, RN104, #34: Declared reserves are as for December 31, 2015. All reserves are on Capiranga Plateau. Declared reserves are total AWAC share. Declared reserve tonnages and the annual production tonnage are washed product tonnages. The Juruti mine’s operating license is periodically renewed.

Suriname—Suralco: The AWAC mines in Suriname were curtailed in the fourth quarter of 2015. AWAC has no plans to restart these mines and there are no reserves to declare.

Brazil—Trombetas-MRN: Declared reserves are as for December 31, 2015. The CP Report for December 31, 2015 was issued on February 25, 2016. Declared and annual production tonnages reflect the total for Alumínio and AWAC shares (18.2%). Declared tonnages are washed product tonnages.

Guinea—Boké-CBG: Declared reserves are based on export quality bauxite reserves and are as for December 31, 2015. The CP Report for December 31, 2015 reserves was issued on February 29, 2016. Declared tonnages reflect only the AWAC share of CBG’s reserves. Annual production tonnage is reported based on AWAC’s 22.95% share. Declared reserves quality is reported based on total alumina (TAl2 O3) and total silica (TSiO2) because CBG export bauxite is sold on this basis. Additional resources are being routinely drilled and modeled to upgrade to reserves as needed.

Kingdom of Saudi Arabia—Al Ba’itha: The Al Ba’itha Mine began production during 2014 and production was increased in 2015. Declared reserves are as for December 31, 2015. The CP Report for December 31, 2015 reserves was issued on January 17, 2016. The proven reserves have been decremented for 2015 mine production. The declared reserves are located in the South Zone of the Az Zabirah Bauxite Deposit. The reserve tonnage in this declaration is AWAC share only (25.1%).

The following table provides additional information regarding the company’s bauxite mines:

Mine & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Australia—Darling Range; Huntly and Willowdale.	Mine locations accessed by roads. Ore is transported to refineries by long distance conveyor and rail.	Alcoa Corporation	Mining lease from the Western Australia Government. ML1SA. Expires in 2024.	Mining began in 1963.	Open-cut mines. Bauxite is derived from the weathering of Archean granites and gneisses and Precambrian dolerite.	Electrical energy from natural gas is supplied by the refinery.	Infrastructure includes buildings for administration and services; workshops; power distribution; water supply; crushers; long distance conveyors. Mines and facilities are operating.

Brazil—Poços de Caldas. Closest town is Poços de Caldas, MG, Brazil.	Mine locations are accessed by road. Ore transport to the refinery is by road.	Alcoa Corporation	Mining licenses from the Government of Brazil and Minas Gerais. Company claims and third-party leases. Expires in 2020.	Mining began in 1965.	Open-cut mines. Bauxite derived from the weathering of nepheline syenite and phonolite.	Commercial grid power.

Mining offices and services are located at the refinery.

Numerous small deposits are mined by contract miners and the ore is trucked to either the refinery stockpile or intermediate stockpile area.

Mines and facilities are operating.

Mine production has been reduced to align with the reduced production of the Poços refinery which is now producing specialty alumina.

Brazil—Juruti Closest town is Juruti located on the Amazon River.	The mine’s port at Juruti is located on the Amazon River and accessed by ship. Ore is transported from the mine site to the port by company owned rail.	Alcoa Corporation

Mining licenses from the Government of Brazil and Pará. Mining rights do not have a legal expiration date. See footnote 4 to the table above.

Operating licenses for the mine, washing plant and RR have been renewed with validity until 2018.

Operating license for the port remains valid until the government agency formalizes the renewal.

The Juruti deposit was systematically evaluated by Reynolds Metals Company beginning in 1974.

ParentCo merged Reynolds into the company in 2000. ParentCo then executed a due diligence program and expanded the exploration area. Mining began in 2009.

					Open-cut mines. Bauxite derived from weathering during the Tertiary of Cretaceous fine to medium grained feldspathic sandstones. The deposits are covered by the Belterra clays.	Electrical energy from fuel oil is generated at the mine site. Commercial grid power at the port.

At the mine site: Fixed plant facilities for crushing and washing the ore; mine services offices and workshops; power generation; water supply; stockpiles; rail sidings.

At the port: Mine and rail administrative offices and services; port control facilities with stockpiles and ship loader.

Mine and port facilities are operating.

Mine & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Suriname— Coermotibo and Onverdacht. Mines are located in the districts of Para and Marowijne.	The mines are accessed by road. Ore is delivered to the refinery by road from the Onverdacht area and by river barge from the Coermotibo area.	Alcoa Corporation

Brokopondo Concession from the Government of Suriname.

Concessions formerly owned by a BHP Billiton (BHP) subsidiary that was a 45% joint venture partner in the Surinamese bauxite mining and alumina refining joint ventures. AWA LLC acquired that subsidiary in 2009.

After the acquisition of the subsidiary, its name was changed to N.V. Alcoa Minerals of Suriname.

Expires in 2033.

ParentCo became active in Suriname in 1916 with the founding of the Suriname Bauxite Company.

Bauxite was first exported in 1922.

The Brokopondo Agreement was signed in 1958.

As noted, Suralco bought the bauxite and alumina interests of a BHP subsidiary from BHP in 2009.

Open-cut mines.

At one of the mines, the overburden is dredged and mining progresses with conventional open-cut methods.

The protoliths of the bauxite have been completely weathered. The bauxite deposits are mostly derived from the weathering of Tertiary Paleogene arkosic sediments. In some places, the bauxite overlies Precambrian granitic and gneissic rocks which have been deeply weathered to saprolite. Bauxitization likely occurred during the middle to late Eocene Epoch.

Commercial grid power.

In the Onverdacht mining areas, the bauxite is mined and transported to the refinery by truck. In the Coermotibo mining areas, the bauxite is mined, stockpiled and then transported to the refinery by barge. Some of the ore is washed in a small beneficiation plant located in the Coermotibo area. The main mining administrative offices, services, workshops and laboratory are located at the refinery in Paranam. The ore is crushed at Paranam and fed into the refining process.

The Suralco mines were curtailed in the fourth quarter of 2015. There are no plans for AWAC to restart these mines.

Mine & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Brazil—MRN Closest town is Trombetas in the State of Pará, Brazil.	The mine and port areas are connected by sealed road and company owned rail. Washed ore is transported to Porto Trombetas by rail. Trombetas is accessed by river and by air at the airport.	MRN	Mining rights and licenses from the Government of Brazil. Concession rights expire in 2046.	Mining began in 1979. Major expansion in 2003.	Open-cut mines. Bauxite derived from weathering during the Tertiary of Cretaceous fine to medium grained feldspathic sandstones. The deposits are covered by the Belterra clays.	MRN generates its own electricity from fuel oil.

Ore mined from several plateaus is crushed and transported to the washing plant by long-distance conveyors.

The washing plant is located in the mining zone.

Washed ore is transported to the port area by company-owned and operated rail.

At Porto Trombetas the ore is loaded onto customer ships berthed in the Trombetas River. Some ore is dried and the drying facilities are located in the port area.

Mine planning and services and mining equipment workshops are located in the mine zone.

The main administrative, rail and port control offices and various workshops are located in the port area.

MRN’s main housing facilities, “the city”, are located near the port.

The mines, port and all facilities are operating.

Mine & Location	Means of Access	Operator	Title, Lease or Options	History	Type of Mine Mineralization Style	Power Source	Facilities, Use & Condition
Guinea—CBG Closest town to the mine is Sangaredi. Closest town to the port is Kamsar. The CBG Lease is located within the Boké, Telimele and Gaoual administrative regions.	The mine and port areas are connected by sealed road and company-operated rail. Ore is transported to the port at Kamsar by rail. There are air strips near both the mine and port. These are not operated by the company.	CBG	CBG Lease expires in 2038. The lease is renewable in 25-year increments. CBG’s rights are specified within the Basic Agreement and Amendment 1 to the Basic Agreement with the Government of Guinea.	Construction began in 1969. First export ore shipment was in 1973.

Open-cut mines.

The bauxite deposits within the CBG lease are of two general types.

TYPE 1: In-situ laterization of Ordovician and Devonian plateau sediments locally intruded by dolerite dikes and sills.

TYPE 2: Sangaredi type deposits are derived from clastic deposition of material eroded from the Type 1 laterite deposits and possibly some of the proliths from the TYPE 1 plateaus deposits.

The company generates its own electricity from fuel oil at both Kamsar and Sangaredi.

Mine offices, workshops, power generation and water supply for the mine and company mine city are located at Sangaredi.

The main administrative offices, port control, railroad control, workshops, power generation and water supply are located in Kamsar. Ore is crushed, dried and exported from Kamsar. CBG has company cities within both Kamsar and Sangaredi.

The mines, railroad, driers, port and other facilities are operating.

Kingdom of Saudi Arabia—Al Ba’itha Mine. Qibah is the closest regional centre to the mine, located in the Qassim province.	The mine and refinery are connected by road and rail. Ore is transported to the refinery at Ras Al Khair by rail.	Ma’aden Bauxite & Alumina Company	The current mining lease will expire in 2037.

The initial discovery and delineation of bauxite resources was carried out between 1979 and 1984.

The southern zone of the Az Zabirah deposit was granted to Ma’aden in 1999.

Mine construction was completed in the second quarter of 2015, and the mining operations continued at planned levels.

Open-cut mine.

Bauxite occurs as a paleolaterite profile developed at an angular unconformity between underlying late Triassic to early Cretaceous sediments (parent rock sequence Biyadh Formation) and the overlying late Cretaceous Wasia Formation (overburden sequence).

The company generates electricity at the mine site from fuel oil.

The mine includes fixed plants for crushing and train loading; workshops and ancillary services; power plant; and water supply.

There is a company village with supporting facilities. Mining operations commenced in 2014.

Mine construction was completed in the second quarter of 2015 and the mining operations continued at planned levels.

Glossary of Bauxite Mining Related Terms

Term	Abbreviation	Definition
Alcoa Ore Reserves Committee	AORC	The ParentCo group that will be within Alcoa Corporation following the completion of the separation, which is comprised of Alcoa Corporation geologists and engineers, that specifies the guidelines by which bauxite reserves and resources are classified. These guidelines are used by ParentCo managed mines and will be used by Alcoa Corporation managed mines.

Alumina	Al2O3	A compound of aluminum and oxygen. Alumina is extracted from bauxite using the Bayer Process. Alumina is a raw material for smelters to produce aluminum metal.

AORC Guidelines		The ParentCo guidelines that are used by ParentCo managed mines, and will be used by Alcoa Corporation managed mines, to classify reserves and resources. These guidelines are issued by the Alcoa Ore Reserves Committee.

Available alumina content	AvAl2O3	The amount of alumina extractable from bauxite using the Bayer Process.

Bauxite		The principal raw material (rock) used to produce alumina. Bauxite is refined using the Bayer Process to extract alumina.

Bayer Process		The principal industrial means of refining bauxite to produce alumina.

Bone dry metric ton	bdmt	Tonnage reported on a zero moisture basis.

Coermotibo		The mining area in Suriname containing the deposits of Bushman Hill, CBO Explo, Lost Hill and Remnant. These mines have been curtailed.

Competent Persons Report	CP Report	Joiny Ore Reserves Committee (JORC) Code compliant Reserves and Resources Report.

Juruti RN101, RN102, RN103, RN104, #34		Mineral claim areas in Brazil associated with the Juruti mine, within which Alcoa Corporation will have mining operating licenses issued by the state.

ML1SA		The Mineral lease issued by the State of Western Australia to ParentCo’s majority owned subsidiary (which will become Alcoa Corporation’s majority owned subsidiary in connection with the separation), Alcoa of Australia (AofA). AofA mines located at Huntly and Willowdale operate within ML1SA.

Onverdacht		The mining area in Suriname containing the deposits of Kaaimangrasi, Klaverblad, Lelydorp1 and Sumau 1. These mines have been curtailed.

Term	Abbreviation	Definition

Open-cut mine		The type of mine in which an excavation is made at the surface to extract mineral ore (bauxite). The mine is not underground and the sky is viewable from the mine floor.

Probable reserve		That portion of a reserve, i.e. bauxite reserve, where the physical and chemical characteristics and limits are known with sufficient confidence for mining and to which various mining modifying factors have been applied. Probable reserves are at a lower confidence level than proven reserves.

Proven reserve		That portion of a reserve, i. e. bauxite reserve, where the physical and chemical characteristics and limits are known with high confidence and to which various mining modifying factors have been applied.

Reactive silica	RxSiO2	The amount of silica contained in the bauxite that is reactive within the Bayer Process.

Reserve		That portion of mineralized material, i.e. bauxite, that Alcoa Corporation has determined to be economically feasible to mine and supply to an alumina refinery.

Resources		Resources are bauxite occurrences and/or concentrations of economic interest that are in such form, quality and quantity that are reasonable prospects for economic extraction.

Silica	SiO2	A compound of silicon and oxygen.

Total alumina content	TAl2O3	The total amount of alumina in bauxite. Not all of this alumina is extractable or available in the Bayer Process.

Total available alumina	TAA	The total amount of alumina extractable from bauxite by the Bayer Process. This term is commonly used when there is a hybrid or variant Bayer Process that will refine the bauxite.

Total silica	TSiO2	The total amount of silica contained in the bauxite.

Alumina

Alcoa Corporation is the world’s leading producer of alumina. Alcoa Corporation’s alumina refining facilities and its worldwide alumina capacity are shown in the following table:

Country	Facility	Owners (% of Ownership)	Nameplate Capacity[1] (000 MTPY)		Alcoa Corporation Consolidated Capacity[2] (000 MTPY)
Australia	Kwinana	AofA[3] (100%)	2,190		2,190
	Pinjarra	AofA (100%)	4,234		4,234
	Wagerup	AofA (100%)	2,555		2,555
Brazil	Poços de Caldas	Alumínio[4] (100%)	390	[5]	390
	São Luís (Alumar)	AWA Brasil[3] (39%) Rio Tinto Alcan Inc.[6] (10%) Alumínio (15%) BHP Billiton[6] (36%)	3,500		1,890
Spain	San Ciprián	Alúmina Española, S.A.[3] (100%)	1,500	[7]	1,500
Suriname	Suralco	Suralco[3] (55%) AMS[8] (45%)	2,207	[9]	2,207
United States	Point Comfort, TX	AWA LLC[3] (100%)	2,305	[10]	2,305

TOTAL			18,881		17,271

Equity Interests:

Country	Facility	Owners (% of Ownership)	Nameplate Capacity[1] (000 MTPY)
Kingdom of Saudi Arabia	Ras Al Khair	Ma’aden Bauxite & Alumina Company (100%)[11]	1,800

1	Nameplate Capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production.
2	The figures in this column reflect Alcoa Corporation’s share of production from these facilities. For facilities wholly-owned by AWAC entities, Alcoa Corporation takes 100% of the production.
3	This entity is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.
4	This entity is owned 100% by Alcoa Corporation.
5	As a result of the decision to fully curtail the Poços de Caldas smelter, management initiated a reduction in alumina production at this refinery. The capacity that is operating at this refinery is producing at an approximately 45% output level.
6	The named company or an affiliate holds this interest.
7	The capacity that is operating at this refinery is producing at an approximately 95% output level.
8	AWA LLC owns 100% of N.V. Alcoa Minerals of Suriname (“AMS”). AWA LLC is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.
9	The Suralco alumina refinery has been fully curtailed (see below).
10	The Point Comfort alumina refinery will be fully curtailed (see below).
11.	Ma’aden Bauxite & Alumina Company is a joint venture owned by Saudi Arabian Mining Company (“Ma’aden”) (74.9%) and AWA Saudi Limited (25.1%). AWA Saudi Limited is part of the AWAC group of companies and is owned 60% by Alcoa Corporation and 40% by Alumina Limited.

As of December 31, 2015, Alcoa Corporation had approximately 2,801,000 mtpy of idle capacity against total Alcoa Corporation Consolidated Capacity of 17,271,000 mtpy. As noted above, Alcoa Corporation and

Ma’aden developed an alumina refinery in the Kingdom of Saudi Arabia. Initial capacity of the refinery is 1.8 million mtpy, and it produced approximately 1.0 million mt in 2015. For additional information regarding the joint venture, see Note I to the Combined Financial Statements under the caption “Investments.”

In March 2015, the company initiated a 12-month review of 2,800,000 mtpy in refining capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of the company’s target to lower Alcoa Corporation’s refining operations on the global alumina cost curve to the 21st percentile by the end of 2016. The review resulted in the curtailment of the remaining capacity at the Suriname refinery (1,330,000 mtpy) in 2015 and the commencement of the curtailment of the remaining capacity of the Point Comfort, TX refinery (2,010,000 mtpy), which was completed by the end of June 2016. For additional information regarding the curtailments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Information—Alumina.”

Aluminum

Alcoa Corporation’s primary aluminum smelters and their respective capacities are shown in the following table:

Country	Facility	Owners (% Of Ownership)	Nameplate Capacity[1] (000 MTPY)		Alcoa Corporation Consolidated Capacity[2] (000 MTPY)
Australia	Portland	AofA (55%) CITIC[3] (22.5%) Marubeni[3] (22.5%)	358		197	[4,5]

Brazil	São Luís (Alumar)	Alumínio (60%) BHP Billiton[3] (40%)	447		268	[6]

Canada	Baie Comeau, Québec	Alcoa Corporation (100%)	280		280
	Bécancour, Québec	Alcoa Corporation (74.95%) Rio Tinto Alcan Inc.[7] (25.05%)	413		310
	Deschambault, Québec	Alcoa Corporation (100%)	260		260

Iceland	Fjarðaál	Alcoa Corporation (100%)	344		344

Norway	Lista	Alcoa Corporation (100%)	94		94
	Mosjøen	Alcoa Corporation (100%)	188		188

Spain	Avilés	Alcoa Corporation (100%)	93	[8]	93
	La Coruña	Alcoa Corporation (100%)	87	[8]	87
	San Ciprián	Alcoa Corporation (100%)	228		228

United States	Evansville, IN (Warrick)	Alcoa Corporation (100%)	269	[9]	269
	Massena West, NY	Alcoa Corporation (100%)	130		130
	Rockdale, TX	Alcoa Corporation (100%)	191	[10]	191
	Ferndale, WA (Intalco)	Alcoa Corporation (100%)	279	[11]	279
	Wenatchee, WA	Alcoa Corporation (100%)	184	[12]	184
TOTAL			3,845		3,401

Equity Interests:

Country	Facility	Owners (% of Ownership)	Nameplate Capacity[1] (000 MTPY)
Kingdom of Saudi Arabia	Ras Al Khair	Alcoa Corporation (25.1%)	740

1	Nameplate Capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production.
2	The figures in this column reflect Alcoa Corporation’s share of production from these facilities.

3	The named company or an affiliate holds this interest.
4	This figure includes the minority interest of Alumina Limited in the Portland facility, which is owned by AofA. From this facility, Alcoa Corporation takes 100% of the production allocated to AofA.
5	The Portland smelter has approximately 30,000 mtpy of idle capacity.
6	The Alumar smelter has been fully curtailed since April 2015 (see below).
7	Owned through Rio Tinto Alcan Inc.’s interest in Pechiney Reynolds Québec, Inc., which is owned by Rio Tinto Alcan Inc. and Alcoa Corporation.
8	The Avilés and La Coruña smelters have approximately 56,000 mtpy of idle capacity combined.
9	On March 24, 2016, ParentCo permanently stopped production at the Warrick smelter.
10	The Rockdale smelter has been fully curtailed since the end of 2008.
11	The Intalco smelter has had approximately 49,000 mtpy of idle capacity. In November 2015, ParentCo announced that it would idle the remaining 230,000 mtpy capacity by the end of the first quarter of 2016. In January 2016, ParentCo announced that it will delay this further curtailment of the smelter until the end of the second quarter of 2016. On May 2, 2016, ParentCo announced that it would not curtail the Intalco smelter at the end of the second quarter as previously announced, as a result of an agreement with the Bonneville Power Administration.
12	The Wenatchee smelter has had approximately 41,000 mtpy of idle capacity. Alcoa Corporation idled the remaining 143,000 mtpy of capacity by the end of December 2015.

As of December 31, 2015, Alcoa Corporation had approximately 778,000 mtpy of idle capacity against total Alcoa Corporation Consolidated Capacity of 3,401,000 mtpy. As noted above, Alcoa Corporation and Ma’aden have developed an aluminum smelter in the Kingdom of Saudi Arabia. The smelter has an initial nameplate capacity of 740,000 mtpy. Since mid-2014, the smelter has been operating at full capacity, and it produced 757,833 mt in 2015.

In March 2015, ParentCo initiated a 12-month review of 500,000 mtpy of smelting capacity for possible curtailment (partial or full), permanent closure or divestiture. This review is part of ParentCo’s target to lower Alcoa Corporation’s smelting operations on the global aluminum cost curve to the 38th percentile by 2016. As a result of this review, the decision was made to curtail the remaining capacity (74,000 mtpy) at the São Luís smelter in Brazil and the Wenatchee, WA smelter (143,000 mtpy); and undertake permanent closures of the capacity at the Warrick, IN smelter (269,000 mtpy) (includes the closure of a related coal mine) and the infrastructure of the Massena East, NY smelter (potlines were previously shut down in both 2013 and 2014). On March 24, 2016, the Warrick smelter was permanently closed.

Separate from the smelting capacity review described above, in June 2015, ParentCo decided to permanently close the Poços de Caldas smelter (96,000 mtpy) in Brazil, which had been temporarily idle since May 2014 due to challenging global market conditions for primary aluminum and higher operating costs, which made the smelter uncompetitive. The decision to permanently close the Poços de Caldas smelter was based on the fact that these underlying conditions had not improved.

For additional information regarding the curtailments and closures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business—2015 Actions.”

Cast Products

Our cast products business offer differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand. Alcoa Corporation has 18 casthouses capable of providing value-added products to customers in growing markets, with 15 currently operating, as shown in the following table:

Country	Facility	Owners (% Of Ownership)
Australia	Portland	AofA (55%) CITIC[1] (22.5%) Marubeni[1] (22.5%)

Brazil	Poços de Caldas	Alcoa Alumínio S.A. (Alumínio)[1] (100%)
	São Luís (Alumar)[2]	Alumínio (60%) BHP Billiton[1] (40%)

Canada	Baie Comeau, Québec	Alcoa Corporation (100%)
	Bécancour, Québec	Alcoa Corporation (74.95%) Rio Tinto Alcan Inc.[3] (25.05%)
	Deschambault, Québec	Alcoa Corporation (100%)

Iceland	Fjarðaál	Alcoa Corporation (100%)

Norway	Lista	Alcoa Corporation (100%)
	Mosjøen	Alcoa Corporation (100%)

Spain	Avilés	Alcoa Corporation (100%)
	La Coruña	Alcoa Corporation (100%)
	San Ciprián	Alcoa Corporation (100%)

United States	Massena, NY	Alcoa Corporation (100%)
	Ferndale, WA (Intalco)	Alcoa Corporation (100%)
	Warrick, IN	Alcoa Corporation (100%)
	Rockdale, TX4	Alcoa Corporation (100%)
	Wenatchee, WA5	Alcoa Corporation (100%)

EQUITY INTERESTS:

Country	Facility	Owners (% of Ownership)
Kingdom of Saudi Arabia	Ras Al Khair	Alcoa Corporation (25.1%)

1	The named company or an affiliate holds this interest.
2	The Alumar casthouse has been fully curtailed since April 2015.
3	Owned through Rio Tinto Alcan Inc.’s interest in Pechiney Reynolds Québec, Inc., which is owned by Rio Tinto Alcan Inc. and Alcoa Corporation.
4	The Rockdale casthouse has been fully curtailed since the end of 2008.
5	The Wenatchee casthouse has been fully idled since the end of December 2015.

Energy

Employing the Bayer Process, Alcoa Corporation refines alumina from bauxite ore. Alcoa Corporation then produces aluminum from the alumina by an electrolytic process requiring substantial amounts of electric power. Energy accounts for approximately 19% of the company’s total alumina refining production costs. Electric power accounts for approximately 23% of the company’s primary aluminum production costs. In 2015, Alcoa Corporation generated approximately 14% of the power used at its smelters worldwide and generally purchased the remainder under long-term arrangements. The sections below provide an overview of Alcoa Corporation’s energy facilities and summarize the sources of power and natural gas for Alcoa Corporation’s smelters and refineries.

Energy Facilities

The following table sets forth the electricity generation capacity and 2015 generation of facilities in which Alcoa Corporation has an ownership interest (other than the Anglesea facility, which was permanently closed on August 31, 2015):

Country	Facility	Alcoa Corporation Consolidated Capacity (MW)[1]	2015 Generation (MWh)
Brazil	Barra Grande	156	1,562,663
	Estreito	157	1,088,018
	Machadinho	119	1,780,924
	Serra do Facão	60	171,294
Canada	Manicouagan	132	1,161,994
Suriname	Afobaka	189	673,950
United States	Warrick[2]	657	4,538,257
	Yadkin	215	661,214
TOTAL		1,685	11,638,314

1	The Consolidated Capacity of the Brazilian energy facilities is the assured energy that is approximately 55% of hydropower plant nominal capacity.
2	On March 24, 2016, ParentCo permanently stopped production at the Warrick smelter.

In 2015, AofA permanently closed the Anglesea power station and associated coal mine in Victoria. The power station had previously provided electricity to the Point Henry smelter which closed in 2014. Since the Point Henry smelter closure, electricity was sold into the National Electricity Market (“NEM”); however a combination of low electricity prices and significant future capital expenditure meant the facility was no longer viable.

Alumínio owns a 25.74% stake in Consórcio Machadinho, which is the owner of the Machadinho hydroelectric power plant located in southern Brazil. Alumínio also has a 42.18% interest in Energética Barra Grande S.A. (“BAESA”), which built the Barra Grande hydroelectric power plant in southern Brazil. In addition, Alumínio also has a 34.97% share in Serra do Facão Energia S.A., which built the Serra do Facão hydroelectric power plant in the southeast of Brazil. Alumínio is also participating in the Estreito hydropower project in northern Brazil, through Estreito Energia S.A. (an Alumínio wholly owned company) holding a 25.49% stake in Consórcio Estreito Energia, which is the owner of the hydroelectric power plant. A consortium in which Alumínio participates and that had received concessions for the Pai Querê hydropower project in southern Brazil (Alumínio’s share is 35%) decided not to pursue the development of this concession which will be returned to the Federal Government.

Since May 2015 (after full curtailment of Poços de Caldas and São Luís (Alumar) smelters), the excess generation capacity from the above Brazil hydroelectric projects of around 480MW has been sold into the market.

Power generated from Afobaka is primarily sold to the Government of Suriname under a bilateral contract.

Alcoa Corporation’s wholly-owned subsidiary, Alcoa Power Generating Inc. (“APGI”) owns and operates the Yadkin hydroelectric project, consisting of four dams in North Carolina, and the Warrick coal-fired power plant located in Indiana. Power generated from APGI’s Yadkin system is largely being sold to an affiliate, Alcoa Power Marketing LLC, and then to the wholesale market. After the March 2016 closure of the Warrick smelter, approximately 36% of the capacity from the Warrick coal-fired power plant can be sold into the market under its current operating permits. APGI also owns certain FERC-regulated transmission assets in Indiana, North Carolina, Tennessee, New York, and Washington.

Energy Sources

North America—Electricity

The Deschambault, Baie Comeau, and Bécancour smelters in Québec purchase all or a majority of their electricity under contracts with Hydro-Québec that expire on December 31, 2029. Upon expiration, Alcoa Corporation will have the option of extending the term of the Baie Comeau contract to February 23, 2036. The smelter located in Baie Comeau, Québec purchases approximately 73% of its power needs under the Hydro-Québec contract, and the remainder from a 40% owned hydroelectric generating company, Manicouagan Power Limited Partnership.

In the State of Washington, Alcoa Corporation’s Wenatchee smelter is served by a contract with Chelan County Public Utility District No. 1 (“Chelan PUD”) under which Alcoa Corporation receives approximately 26% of the hydropower output of Chelan PUD’s Rocky Reach and Rock Island dams. In November 2015, ParentCo announced the curtailment of the Wenatchee smelter which was completed by the end of December 2015.

Starting on January 1, 2013, the Intalco smelter began receiving physical power from the Bonneville Power Administration (“BPA”), under which the company receives physical power at the Northwest Power Act mandated industrial firm power (“IP”) rate through September 30, 2022. In May 2015, the contract was amended to reduce the amount of physical power received from BPA and allow for additional purchases of market power. In February and April 2016, the contract was amended again to reduce the contractual amount through February 2018.

Luminant Generation Company LLC (formerly TXU Generation Company LP) (“Luminant”) supplies all of the Rockdale smelter’s electricity requirements under a long-term power contract that does not expire until at least the end of 2038, with the parties having the right to terminate the contract after 2013 if there has been an unfavorable change in law or after 2025 if the cost of the electricity exceeds the market price. On April 29, 2014, Luminant Generation LLC, Luminant Mining Company LLC, Sandow Power Company LLC and their affiliated debtors filed petitions under Chapter 11 of the U.S. Bankruptcy Code. The Bankruptcy Court has confirmed the debtors’ amended plan of reorganization and has entered an order approving the debtor’s assumption of the Sandow Unit 4 agreement and certain other related agreements with Alcoa Corporation.

In the Northeast, the Massena West smelter in New York receives physical power from the New York Power Authority (“NYPA”) pursuant to a contract between Alcoa and NYPA that will expire in 2019.

Australia—Electricity

The Portland smelter purchased electricity from the State Electricity Commission of Victoria (“SECV”) under a contract with Alcoa Portland Aluminium Pty Ltd, a wholly-owned subsidiary of AofA, that extended to October 2016. Upon the expiration of this contract, the Portland smelter purchases power from the NEM variable spot market. Good faith negotiations with the SECV regarding the future of the Portland smelter are ongoing. In March 2010, AofA and Eastern Aluminium (Portland) Pty Ltd separately entered into fixed for floating swap contracts with Loy Yang (now AGL) in order to manage their exposure to the variable energy rates from the NEM. The fixed for floating swap contract with AGL for the Point Henry smelter was terminated in 2013. The fixed for floating swap contract with AGL for the Portland smelter operates from the date of expiration of the contract with the SECV and continues until December 2036.

Europe—Electricity

Alcoa Corporation’s smelters at San Ciprián, La Coruña and Avilés, Spain purchase electricity under bilateral power contracts that expire December 31, 2016.

A competitive bidding mechanism to allocate interruptibility rights in Spain was settled during 2014 to be applied starting from January 1, 2015. The first auction process to allocate rights took place in November 2014, where ParentCo secured 275MW of interruptibility rights for the 2015 period for the San Ciprián smelter. A second auction process took place in December 2014, where ParentCo secured an additional 100MW of interruptibility rights for the 2015 period for the San Ciprián smelter (20x5MW), 120MW for the La Coruña smelter (24x5MW) and 110MW for the Avilés smelter (22x5MW). The auction process to allocate the rights for the following period took place in the first week of September 2015, where ParentCo secured interruptibility rights for 2016 in the amount of 375MW for San Ciprián Smelter (3x90MW + 21x5MW), 115MW for Avilés Smelter (23x5MW) and 120MW for La Coruña smelter (24x5MW).

Alcoa Corporation owns two smelters in Norway, Lista and Mosjøen, which have long-term power arrangements in place that continue until the end of 2019. Financial compensation of the indirect carbon emissions costs passed through in the electricity bill is received in accordance with EU Commission Guidelines and Norwegian compensation regime.

Iceland—Electricity

Landsvirkjun, the Icelandic national power company, supplies competitively priced electricity to Alcoa Corporation’s Fjarðaál smelter in eastern Iceland under a 40-year power contract.

Spain—Natural Gas

In order to facilitate the full conversion of the San Ciprian, Spain alumina refinery from fuel oil to natural gas, in October 2013, Alumina Española SA (AE) and Gas Natural Transporte SDG SL (GN) signed a take or pay gas pipeline utilization agreement. Pursuant to that agreement, the ultimate shareholders of AE, ParentCo and Alumina Limited, agreed to guarantee the payment of AE’s contracted gas pipeline utilization over the four years of the commitment period; in the event AE fails to do so, each shareholder being responsible for its respective proportionate share (i.e., 60/40). Such commitment came into force six months after the gas pipeline was put into operation by GN. The gas pipeline was completed in January 2015 and the refinery has switched to natural gas consumption for 100% of its needs.

Natural gas is supplied to the San Ciprián, Spain alumina refinery pursuant to supply contracts with Endesa, BP, Gas Natural Fenosa, expiring in June 2017, December 2016 and December 2016, respectively. Pursuant to those agreements, Alcoa Inversiones España, S.L. and Alumina Limited agreed to guarantee the payment of AE’s obligations under the Endesa contract, each shareholder being responsible for its respective proportionate share (i.e., 60/40). Similarly, Alcoa Inespal S.A. and Alumina Limited have agreed to guarantee the payment of AE’s obligations under the Gas Natural Fenosa contract over its respective length, with each entity being responsible for its proportionate share (i.e., 60/40).

North America—Natural Gas

In order to supply its refinery and smelters in the U.S. and Canada, Alcoa Corporation generally procures natural gas on a competitive bid basis from a variety of sources including producers in the gas production areas and independent gas marketers. For Alcoa Corporation’s larger consuming locations in Canada and the U.S., the gas commodity and the interstate pipeline transportation are procured (directly or via the local distribution companies) to provide increased flexibility and reliability. Contract pricing for gas is typically based on a published industry index or New York Mercantile Exchange (“NYMEX”) price. The company may choose to reduce its exposure to NYMEX pricing by hedging a portion of required natural gas consumption.

Australia—Natural Gas

AofA uses gas to co-generate steam and electricity for its alumina refining processes at the Kwinana, Pinjarra and Wagerup refineries. More than 90% of AofA’s gas requirements for the remainder of the decade are secured under long-term contracts. In 2015, AofA entered into a number of long-term gas supply agreements which secured a significant portion of AofA’s gas supplies to 2030. AofA is actively involved with projects aimed at developing cost-based gas supply opportunities. In April 2016, Alcoa Energy Holdings Australia Pty Ltd (a wholly owned subsidiary of AofA) sold its 20% equity interest in the Dampier-to-Bunbury natural gas pipeline, which transports gas from the northwest gas fields to AofA’s alumina refineries and other users in the Southwest of Western Australia, to DUET Investment Holdings Limited. Our alumina refining activities in Western Australia are provided pursuant to agreements between AofA and the State of Western Australia. These agreements govern AofA’s Western Australian operations and permitted AofA to establish the Kwinana, Pinjarra and Wagerup refineries and associated facilities.

Warrick and Ma’aden Rolling Mills

Alcoa Corporation’s 100%-owned Warrick rolling mill is located near Evansville, Indiana and has the capacity to produce more than 360,000 mtpy of aluminum sheet. In addition, Alcoa Corporation owns a 25.1% interest in the Ma’aden Rolling Company. As noted above, ParentCo and Ma’aden entered into a joint venture in December 2009 to develop a fully integrated aluminum complex in the Kingdom of Saudi Arabia. It includes, in addition to a bauxite mine, smelter and refinery, the Ma’aden Rolling Company, which owns a rolling mill with capacity to produce 380,000 mtpy and is 74 acres under roof.

The Warrick rolling mill operations are focused almost exclusively on packaging, producing narrow width can body stock, can end and tab stock, can bottle stock and food can stock, and to a lesser extent, industrial sheet and lithographic sheet. The Ma’aden rolling mill currently produces can body stock, can end and tab stock, and hot-rolled strip for finishing into automotive sheet. ParentCo’s rolling mill operations in Tennessee currently produce wide can body sheet for the packaging business, but also products for automotive applications. ParentCo plans to shift the production of the wide can body sheet for packaging applications from its Tennessee operations to the Ma’aden Rolling Mill. Accordingly, following the separation, the Warrick and Ma’aden Rolling Mills are the only manufacturing products for the North American aluminum can packaging market. However, before the Ma’aden facilities can begin production of the wide can body sheet, product from the facilities must be qualified by existing customers as an acceptable source of supply. During a transition period expected to take approximately 18 months following the separation, pursuant to a transition supply agreement, Arconic will continue producing the wide can body sheet at Tennessee to permit Alcoa Corporation to continue supplying its customers without interruption. Arconic will also provide technical services and support with respect to rolling mill operations to Alcoa Corporation for a transitional period not to exceed 24 months. See “Certain Relationships and Related Party Transactions—Agreements with Arconic—North American Packaging Business Agreement.”

Sources and Availability of Raw Materials

Generally, materials are purchased from third-party suppliers under competitively priced supply contracts or bidding arrangements. The company believes that the raw materials necessary to its business are and will continue to be available.

For each metric ton of alumina produced, Alcoa Corporation consumes the following amounts of the identified raw material inputs (approximate range across relevant facilities):

Raw Material	Units	Consumption per MT of Alumina
Bauxite	mt	2.2 – 3.7
Caustic soda	kg	60 – 150
Electricity	kWh	200 – 260 total consumed (0 to 210 imported)
Fuel oil and natural gas	GJ	6.3 – 11.9
Lime (CaO)	kg	6 – 58

For each metric ton of aluminum produced, Alcoa Corporation consumes the following amounts of the identified raw material inputs (approximate range across relevant facilities):

Raw Material	Units	Consumption per MT of Aluminum
Alumina	mt	1.92 ± 0.02
Aluminum fluoride	kg	16.5 ± 6.5
Calcined petroleum coke	mt	0.37 ± 0.02
Cathode blocks	mt	0.006 ± 0.002
Electricity	kWh	12900 – 17000
Liquid pitch	mt	0.10 ± 0.03
Natural gas	mcf	3.5 ± 1.5

Certain aluminum produced by Alcoa Corporation also includes alloying materials. Because of the number of different types of elements that can be used to produce Alcoa Corporation’s various alloys, providing a range of such elements would not be meaningful. With the exception of a very small number of internally used products, Alcoa Corporation produces its alloys in adherence to an Aluminum Association standard. The Aluminum Association, of which ParentCo is an active member and Alcoa Corporation expects to be an active member, uses a specific designation system to identify alloy types. In general, each alloy type has a major alloying element other than aluminum but will also have other constituents as well, but of lesser amounts.

Patents, Trade Secrets and Trademarks

The company believes that its domestic and international patent, trade secret and trademark assets provide it with a significant competitive advantage. The company’s rights under its patents, as well as the products made and sold under them, are important to the company as a whole and, to varying degrees, important to each business segment. Alcoa Corporation’s business as a whole is not, however, materially dependent on any single patent, trade secret or trademark. As a result of product development and technological advancement, the company continues to pursue patent protection in jurisdictions throughout the world. As of August 2016, Alcoa Corporation’s worldwide patent portfolio consisted of approximately 570 granted patents and 325 pending patent applications.

The company also has a number of domestic and international registered trademarks that have significant recognition within the markets that are served, including the name “Alcoa” and the Alcoa symbol for aluminum products. Alcoa Corporation’s rights under its trademarks are important to the company as a whole and, to varying degrees, important to each business segment.

Alcoa Corporation and ParentCo entered into an agreement in connection with the separation, pursuant to which Alcoa Corporation will permit Arconic to use and display certain Alcoa Corporation trademarks (including the Alcoa name) in connection with, among other things, entity names, inventory for sale, facilities, buildings, signage, documents and other identifiers, for a transitional period following the separation. In addition, two Arconic businesses, Alcoa Wheels and Spectrochemical Standards, have ongoing rights to use the Alcoa name following the separation. See “Certain Relationships and Related Party Transactions—Agreements with Arconic—Intellectual Property License Agreements.”

Competition

Bauxite:

The third-party market for metallurgical grade bauxite is relatively new and growing quickly as global demand for bauxite increases—particularly in China. The majority of bauxite mined globally is converted to alumina for the production of aluminum metal. While Alcoa Corporation has historically mined bauxite for internal consumption by our alumina refineries, we are focused on building our third-party bauxite business to meet growing demand. We sold two million tons of bauxite to a diverse third-party customer base in 2015 and also sent trial quantities to numerous alumina refineries worldwide for purposes of metallurgical testing.

Competitors in the third-party bauxite market include Rio Tinto Alcan, Norsk Hydro and multiple suppliers from Malaysia, India and other countries. We compete largely based on bauxite quality, price and proximity to end markets. Alcoa Corporation has a strong competitive position in this market for the following reasons:

•	Low Cost Production: Alcoa Corporation is the world’s largest bauxite miner, holding a strong first quartile global cost curve position, with best practices in efficient mining operations and sustainability.

•	Reliable, Long-Term Bauxite Resources: Alcoa Corporation’s strategic bauxite mine locations include Australia and Brazil as well as Guinea, which is home to the world’s largest reserves of high-quality metallurgical grade bauxite. Alcoa Corporation has a long history of stable operations in these countries and has access to large bauxite deposits with mining rights that extend in most cases more than 20 years from the date of this prospectus.

•	Access to Markets: Alcoa Corporation’s Australian bauxite mines are located in close proximity to the largest third-party customer base in China and our facilities are also accessible to a significant and growing alumina refining base in the Middle East.

Contracts for bauxite have generally been short-term contracts (two years or less in duration) with spot pricing and adjustments for quality and logistics, although Alcoa Corporation is currently pursuing long-term contracts with potential customers. The primary customer base for third-party bauxite is located in Asia—particularly China—as well as the Middle East.

Alumina:

The alumina market is global and highly competitive, with many active suppliers including producers as well as commodity traders. Alcoa Corporation faces competition from a number of companies in all of the regions in which we operate, including Aluminum Corporation of China Limited, China Hongqiao Group Limited, China Power Investment Corporation, Hindalco Industries Ltd., Hangzhou Jinjiang Group, National Aluminium Company Limited (NALCO), Noranda Aluminum Holding Corporation, Norsk Hydro ASA, Rio Tinto Alcan Inc., Sherwin Alumina Company, LLC, South32 Limited, United Company RUSAL Plc, and Chiping Xinfa Alumina Product Co., Ltd. In recent years, there has been significant growth in alumina refining in China and India. The majority of Alcoa Corporation’s product is sold in the form of smelter grade alumina, with 5% to 10% of total global alumina production being produced for non-metallurgical applications.

Key factors influencing competition in the alumina market include: cost position, price, reliability of bauxite supply, quality and proximity to customers and end markets. While we face competition from many industry players, we have several competitive advantages:

•	Proximity to Bauxite: Alcoa Corporation’s refineries are strategically located next to low cost, upstream bauxite mines, and our alumina refineries are tuned to maximize efficiency with the exact bauxite qualities from these internal mines. In addition to refining efficiencies, vertical integration affords a stable and consistent long-term supply of bauxite to our refining portfolio.

•	Low Cost Production: As the world’s largest alumina producer, Alcoa Corporation has competitive, efficient assets across its refining portfolio, with a 2015 average cost position in the first quartile of global alumina production. Contributing to this cost position is our experienced workforce and sophistication in refining technology and process automation.

•	Access to Markets: Alcoa Corporation is a global supplier of alumina with refining operations in the key markets of North America, South America, Europe, the Middle East, and Australia, enabling us to meet customer demand in the Atlantic and Pacific basins, including China.

Contracts for smelter grade alumina are often multi-year, although contract structures have evolved from primarily long-term contracts with fixed or LME-based pricing to shorter-term contracts with more frequent pricing adjustment. A significant development occurred in the pricing structure for alumina beginning in 2010. Traditionally, most alumina outside of China had been sold to third party smelters with the price calculated as a percentage of the LME aluminum price. In recent years however there has been a low correlation between LME aluminum prices and alumina input costs (principally energy, caustic soda and bauxite/freight). This disparity led to alumina prices becoming disconnected from the underlying economics of producing and selling alumina.

In 2010, a number of key commodity information service providers began publishing daily and weekly alumina (spot) pricing assessments or indices. Since that time, Alcoa Corporation has been systematically moving its third-party alumina sales contracts away from LME aluminum-based pricing to published alumina spot or index pricing, thus de-linking the price for alumina from the aluminum price to better reflect alumina’s distinct fundamentals. In 2015, approximately 75% of Alcoa Corporation’s smelter grade alumina shipments to third parties were sold at published spot/index prices, compared to 54% in 2013 and 37% in 2012. In 2016, we forecast that approximately 85% of our third-party alumina shipments will be based on API or spot pricing.

Alcoa Corporation’s largest customer for smelter grade alumina is its own aluminum smelters, which in 2015 accounted for approximately 34% of its total alumina sales. Remaining sales are made to customers all over the world and are typically priced by reference to published spot market prices.

Primary Aluminum / Cast Products

The market for primary aluminum is global, and demand for aluminum varies widely from region to region. We compete with commodity traders and aluminum producers such as Aluminum Corporation of China Limited, China Hongqiao Group Limited, East Hope Group Co. Ltd., Emirates Global Aluminum, Norsk Hydro, Rio Tinto Alcan Inc., Shandong Xinfa Aluminum & Power Group, State Power Investment Co. (SPIC), United Company RUSAL Plc as well as with alternative materials such as steel, titanium, copper, carbon fiber, composites, plastic and glass, each of which may be substituted for aluminum in certain applications.

The aluminum industry itself is highly competitive; some of the most critical competitive factors in our industry are product quality, production costs (including source and cost of energy), price, proximity to customers and end markets, timeliness of delivery, customer service (including technical support), and product innovation and breadth of offerings. Where aluminum products compete with other materials, the diverse characteristics of aluminum are also a significant factor, particularly its light weight and recyclability.

In addition, in some end-use markets, competition is also affected by customer requirements that suppliers complete a qualification process to supply their plants. This process can be rigorous and may take many months to complete. However, the ability to obtain and maintain these qualifications can represent a competitive advantage.

In recent years, we have seen increasing trade flows between regions despite shipping costs, import duties and the lack of localized customer support. There is a growing trade in higher value-added products, with recent trade patterns seeing more flow toward the deficit regions. However, suppliers in emerging markets may export lower value-added or even commodity aluminum products to larger, more mature markets, as we have seen recently with China.

The strength of our position in the primary aluminum market is largely attributable to the following factors:

•	Value-Added Product Portfolio: Alcoa Corporation has 15 casthouses supplying global customers with a diverse product portfolio, both in terms of shapes and alloys. We have steadily grown our cast products business by offering differentiated, value-added aluminum products that are cast into specific shapes to meet customer demand, with 67% of 2015 smelter shipments representing value-added products, compared to 57% in 2010.

•

Low Cost Production: As the world’s fourth largest aluminum producer in 2015, Alcoa Corporation leverages significant economies of scale in order to continuously reduce costs. As a result, Alcoa operates competitive, efficient assets across its aluminum smelting and casting portfolios, with its 2015 average smelting cost position in the second quartile of global aluminum smelters. This cost position is supported by long-term energy arrangements at many locations; Alcoa Corporation has secured approximately 75% of its smelter power needs through 2022.

•	Access to Markets: Alcoa Corporation is a global supplier of aluminum with smelting and casting operations in the key markets of North America, Europe, the Middle East, and Australia, enabling us to access a broad customer base with competitive logistics costs.

•	Sustainability: As of June 30, 2016, approximately 70% of our aluminum smelting portfolio runs on clean hydroelectric power, lessening our demand for fossil fuels and potentially mitigating the risk to the company from future carbon tax legislation.

Contracts for primary aluminum vary widely in duration, from multi-year supply contracts to monthly or weekly spot purchases. Pricing for primary aluminum products is typically comprised of three components: (i) the published LME aluminum price for commodity grade P1020 aluminum, (ii) the published regional premium applicable to the delivery locale and (iii) a negotiated product premium which accounts for factors such as shape and alloy.

Alcoa Corporation’s largest customer for primary aluminum has historically been internal ParentCo downstream fabricating facilities (including the Warrick Rolling Mill), which in 2015 accounted for approximately 25% of total primary aluminum sales. Remaining sales were made to customers all over the world under contracts with varying terms and duration.

Rolled Products

The Warrick Rolling Mill leads our participation in several segments, including beverage can sheet, food can sheet, lithographic sheet, aluminum bottle sheet, and industrial products. The term “RCS” or Rigid Container Sheet is commonly used for both beverage and food can sheet. This includes the material used to produce the body of beverage containers (bodystock), the lid of beverage containers (endstock and tabstock), the material to produce food can body and lids (food stock) and the material to produce aluminum bottles (bottlestock) and bottle closures (closure sheet). The U.S. aluminum can business comprises approximately 96% beverage can sheet and approximately 4% food can sheet. Alcoa Corporation is the largest food can sheet producer.

The Warrick Rolling Mill competes with other North American producers of RCS products, namely Novelis Corp, Tri-Arrows Aluminum, and Constellium NV.

Buyers of RCS products in North America are large and concentrated and have significant market power. There are essentially five buyers of all the U.S. can sheet sold in the beverage industry (three can makers and the two beverage companies). In 2016, we estimate the North American (Canada/U.S./Mexico) aluminum can buyers and their share of the industry are: AB-Inbev (>35%), Coke (>20%), Ball (>15%), Crown (>15%), Rexam (>5%) and others (2%). The purchase of Rexam by Ball on June 30, 2016, including the divestitures of several U.S. plants to Ardagh Group will change these shares. Buyers traditionally buy RCS in proportions that represent the full aluminum can (80% body stock, 20% end and tab stock). In addition, as the aluminum can sheet represents approximately 60% of their manufacturing costs, there is a heavy focus on cost.

In 2015, our Warrick facility produced and sold 266 kMT of RCS and industrial products, of which 91% was sold to customers in North America. The majority of its sales were coated RCS products (food stock, beverage end and tab stock). Following the separation, both Warrick and Ma’aden supply body stock material and are temporarily supplemented by Arconic’s Tennessee Operations under a transition supply agreement.

Can sheet demand is a function of consumer demand for beverages in aluminum packaging. Aluminum cans have a number of functional advantages for beverage companies, including product shelf life, carbonation retention, and logistics/distribution efficiency. Demand is mostly affected by overall demand for carbonated soft drinks (CSDs) and beer. CSDs and beer compose approximately 60% and 40%, respectively, of overall aluminum can demand. In recent years, CSDs sales have been declining 1% to 4% year over year. At the same time, the aluminum can’s share of the beer segment has grown, nearly offsetting the drop in CSDs sales. In 2015, the U.S./Canada aluminum can shipments reached 93.2 billion cans, a 0.1% decline over 2014. Alcoholic can shipments reached 36.9 billion cans, growing 2.3% year over year, while non-alcoholic can shipments reached 56.3 billion, declining 1.7% year over year.

We also compete with competitive package types including PET bottles, glass bottles, steel tin plate and other materials. In the U.S., aluminum cans, PET bottles and glass bottles represent approximately 69%, 29% and 2%, respectively, of the CSDs segment. In the beer segment, aluminum cans, glass bottles, and aluminum bottles represent approximately 73-74%, 21-22% and 5%, respectively, of the business. In the food can segment, steel tin plate cans and aluminum food cans represent approximately 83% and 17%, respectively, with aluminum cans representing approximately 52% of the pet food segment.

We compete on cost, quality, and service. Alcoa Corporation intends to continue to improve our cost position by increasing recycled aluminum content in our metal feedstock as well as continuing to focus on capacity utilization. We believe our team of technical and operational resources provides distinctive quality and customer service. The Warrick Rolling Mill will also be the sole domestic supplier of lithographic sheet, focusing on quality, reduced lead-times and delivery performance.

Energy

Unlike bauxite, alumina and aluminum, electricity markets are regional. They are limited in size by physical and regulatory constraints, including the physical inability to transport electricity efficiently over long distances, the design of the electric grid, including interconnections, and by the regulatory structure imposed by various federal and state entities. Alcoa Corporation owns generation and transmission assets that produce and sell electric energy and ancillary services in the United States and Brazilian wholesale energy markets. Our competitors include integrated electric utilities that may be owned by governments (either fully or partially), cooperatives or investors, independent power producers and energy brokers and traders.

Competition factors in open power markets include fuel supply, production costs, operational reliability, access to the power grid, and environmental attributes (e.g., green power and renewable energy credits). As electricity is difficult and cost prohibitive to store, there are no electricity inventories to cushion the impact of supply and demand factors and the resultant pricing in electricity markets may be volatile. Demand for power varies greatly both seasonally and by time of day. Supply may be impacted in the short term by unplanned generator outages or transmission congestion and longer term by planned generator outages, droughts, high precipitation levels and fuel pricing (coal and/or natural gas).

Electricity contracts may be very short term (real-time), short term (day ahead) or years in duration, and contracts can be executed for immediate delivery or years in advance. Pricing may be fixed, indexed to an underlying fuel source or other index such as LME, cost-based or based on regional market pricing. Pricing may be all inclusive on a per energy unit delivered basis (e.g., dollars per megawatt hour) or the components may be separated and include a demand or capacity charge, an energy charge, an ancillary services charge and a transmission charge to make the delivered energy conform to customer requirements.

Alcoa Corporation’s energy assets enjoy several competitive advantages, when compared to other power suppliers:

•	Reliability: In the United States, we have operated our thermal energy assets for over 50 years and our hydro energy assets for over 95 years with a high degree of reliability and expect to continue this level of performance. In Brazil, our ownership provides for assured energy from hydroelectric operations through 2032 to 2037.

•	Low cost production: Our thermal energy assets’ cost advantages include a captive fuel supply and efficiently managed capital and maintenance programs conducted by a highly skilled and experienced work force.

•	Access and proximity to markets: Our U.S. assets are positioned to take advantage of sales into some of the more liquid power markets, including sales of both energy and capacity.

•	Sustainable (green) energy sources: A majority of our generating assets use renewable (hydroelectric) sources of fuel for generation. In addition, our U.S. assets have been upgraded to allow for sales of renewable energy credits.

Research and Development

Expenditures for research and development activities (“R&D”) were $69 million in 2015, $95 million in 2014 and $86 million in 2013.

Environmental Matters

Alcoa Corporation is subject to extensive federal, state and local environmental laws and regulations, including those relating to the release or discharge of materials into the air, water and soil, waste management, pollution prevention measures, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, greenhouse gas emissions, and the health and safety of our employees. Alcoa Corporation participates in environmental assessments and cleanups at 39 locations. These include owned or operating facilities and adjoining properties, previously owned or operating facilities and adjoining properties, and waste sites, including Superfund (Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”)) sites. Approved capital expenditures for new or expanded facilities for environmental control are approximately $80 million for 2016 and approximately $130 million for 2017. Additional information relating to environmental matters is included in Note N to the Combined Financial Statements under the caption “Contingencies and Commitments—Environmental Matters.”

Properties

Alcoa Corporation’s principal office is located at 390 Park Avenue, New York, New York 10022-4608. Alcoa Corporation’s corporate center is located at 201 Isabella Street, Pittsburgh, Pennsylvania 15212-5858.

Alcoa Corporation leases some of its facilities; however, it is the opinion of management that the leases do not materially affect the continued use of the properties or the properties’ values.

Alcoa Corporation believes that its facilities are suitable and adequate for its operations. Although no title examination of properties owned by Alcoa Corporation has been made for the purpose of this prospectus, the Company knows of no material defects in title to any such properties. See Notes A and H to the financial statements for information on properties, plants and equipment.

Alcoa Corporation has active plants and holdings under the following segments and in the following geographic areas:

Bauxite

See the tables and related text in the Bauxite section on pages 111-121 of this prospectus.

Alumina

See the table and related text in the Alumina section on pages 122-123 of this prospectus.

Aluminum

See the table and related text in the Aluminum section on pages 123-124 of this prospectus.

Cast Products

See the table and related text in the Cast Products section on page 125 of this prospectus.

Energy

See the table and related text in the Energy section on page 126-129 of this prospectus.

Rolled Products

See the text in the Warrick and Ma’aden Rolling Mills section on page 129 of this prospectus.

Employees

Alcoa Corporation’s total worldwide employment at the end of 2015 was approximately 16,000 employees in 15 countries. Approximately 11,000 of these employees are represented by labor unions. The company believes that relations with its employees and any applicable union representatives generally are good.

In the U.S., approximately 2,500 employees are represented by various labor unions. The largest collective bargaining agreement is the master collective bargaining agreement with the United Steelworkers (“USW”). The USW master agreement covers approximately 1,950 employees at six U.S. locations. There are three other collective bargaining agreements in the U.S. with varying expiration dates. On a regional basis, collective bargaining agreements with varying expiration dates cover approximately 2,200 employees in Europe, 2,100 employees in Canada, 1,200 employees in Central and South America, and 2,900 employees in Australia.

Legal Proceedings

Italian Energy Matter

Before 2002, ParentCo purchased power in Italy in the regulated energy market and received a drawback of a portion of the price of power under a special tariff in an amount calculated in accordance with a published resolution of the Italian Energy Authority, Energy Authority Resolution n. 204/1999 (“204/1999”). In 2001, the Energy Authority published another resolution, which clarified that the drawback would be calculated in the same manner, and in the same amount, in either the regulated or unregulated market. At the beginning of 2002, ParentCo left the regulated energy market to purchase energy in the unregulated market. Subsequently, in 2004, the Energy Authority introduced regulation no. 148/2004 which set forth a different method for calculating the special tariff that would result in a different drawback for the regulated and unregulated markets. ParentCo challenged the new regulation in the Administrative Court of Milan and received a favorable judgment in 2006. Following this ruling, ParentCo continued to receive the power price drawback in accordance with the original calculation method, through 2009, when the European Commission declared all such special tariffs to be impermissible “state aid.” In 2010, the Energy Authority appealed the 2006 ruling to the Consiglio di Stato (final court of appeal). On December 2, 2011, the Consiglio di Stato ruled in favor of the Energy Authority and against ParentCo, thus presenting the opportunity for the energy regulators to seek reimbursement from ParentCo of an amount equal to the difference between the actual drawback amounts received over the relevant time period, and the drawback as it would have been calculated in accordance with regulation 148/2004. On February 23, 2012, ParentCo filed its appeal of the decision of the Consiglio di Stato (this appeal was subsequently withdrawn in March 2013). On March 26, 2012, ParentCo received a letter from the agency (Cassa Conguaglio per il Settore Eletrico (CCSE)) responsible for making and collecting payments on behalf of the Energy Authority demanding payment in the amount of approximately $110 million (€85 million), including interest. By letter dated

April 5, 2012, ParentCo informed CCSE that it disputes the payment demand of CCSE since (i) CCSE was not authorized by the Consiglio di Stato decisions to seek payment of any amount, (ii) the decision of the Consiglio di Stato has been appealed (see above), and (iii) in any event, no interest should be payable. On April 29, 2012, Law No. 44 of 2012 (“44/2012”) came into effect, changing the method to calculate the drawback. On February 21, 2013, ParentCo received a revised request letter from CCSE demanding ParentCo’s subsidiary, Alcoa Trasformazioni S.r.l., make a payment in the amount of $97 million (€76 million), including interest, which reflects a revised calculation methodology by CCSE and represents the high end of the range of reasonably possible loss associated with this matter of $0 to $97 million (€76 million). ParentCo rejected that demand and formally challenged it through an appeal before the Administrative Court on April 5, 2013. The Administrative Court scheduled a hearing for December 19, 2013, which was subsequently postponed until April 17, 2014, and further postponed until June 19, 2014. On that date, the Administrative Court listened to ParentCo’s oral argument, and on September 2, 2014, rendered its decision. The Administrative Court declared the payment request of CCSE and the Energy Authority to ParentCo to be unsubstantiated based on the 148/2004 resolution with respect to the January 19, 2007 through November 19, 2009 timeframe. On December 18, 2014, the CCSE and the Energy Authority appealed the Administrative Court’s September 2, 2014 decision; however, a date for the hearing has not been scheduled. ParentCo management recorded a partial reserve for this matter of $37 million (€34 million) during the quarter ended December 31, 2015 (see Note N to the Combined Financial Statements under the caption “Contingencies and Commitments—Agreement with Alumina Limited”). At this time, we are unable to reasonably predict an outcome for this matter.

Environmental Matters

ParentCo is involved in proceedings under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund (CERCLA) or analogous state provisions regarding the usage, disposal, storage or treatment of hazardous substances at a number of sites in the U.S. ParentCo has committed to participate, or is engaged in negotiations with federal or state authorities relative to its alleged liability for participation, in clean-up efforts at several such sites. The most significant of these matters are discussed in the Environmental Matters section of Note N to the Combined Financial Statements under the caption “Contingencies and Commitments—Environmental Matters.”

In August 2005, Dany Lavoie, a resident of Baie Comeau in the Canadian Province of Québec, filed a Motion for Authorization to Institute a Class Action and for Designation of a Class Representative against Alcoa Canada Ltd., Alcoa Limitée, Societe Canadienne de Metaux Reynolds Limitée and Canadian British Aluminum in the Superior Court of Québec in the District of Baie Comeau. Plaintiff seeks to institute the class action on behalf of a putative class consisting of all past, present and future owners, tenants and residents of Baie Comeau’s St. Georges neighborhood. He alleges that defendants, as the present and past owners and operators of an aluminum smelter in Baie Comeau, have negligently allowed the emission of certain contaminants from the smelter, specifically Polycyclic Aromatic Hydrocarbons or “PAHs,” that have been deposited on the lands and houses of the St. Georges neighborhood and its environs causing damage to the property of the putative class and causing health concerns for those who inhabit that neighborhood. Plaintiff originally moved to certify a class action, sought to compel additional remediation to be conducted by the defendants beyond that already undertaken by them voluntarily, sought an injunction against further emissions in excess of a limit to be determined by the court in consultation with an independent expert, and sought money damages on behalf of all class members. In May 2007, the court authorized a class action suit to include only people who suffered property damage or personal injury damages caused by the emission of PAHs from the smelter. In September 2007, plaintiffs filed the claim against the original defendants, which the court had authorized in May. ParentCo filed its Statement of Defense and plaintiffs filed an Answer to that Statement. ParentCo also filed a Motion for Particulars with respect to certain paragraphs of plaintiffs’ Answer and a Motion to Strike with respect to certain paragraphs of plaintiffs’ Answer. In late 2010, the court denied these motions. The Soderberg smelting process that plaintiffs allege to be the source of emissions of concern has ceased operations and has been dismantled. Plaintiffs filed a motion seeking appointment of an expert to advise the court on matters of sampling of homes and standards for interior home remediation. ParentCo opposed the motion. After a March 25, 2016 hearing on the motion, the court granted, in a ruling dated April 8, 2016, the motion and directed the parties to confer on potential experts and protocols for sampling of residences. The court has identified a sampling expert. The parties are advising the expert on their respective views on the appropriate protocol for sampling. Further proceedings in the case will await the independent expert’s report. At this stage of the proceeding, we are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

In October 2006, in Barnett, et al. v. Alcoa and Alcoa Fuels, Inc., Warrick Circuit Court, County of Warrick, Indiana; 87-C01-0601-PL-499, forty-one plaintiffs sued ParentCo and one of its subsidiary, asserting claims similar to those asserted in Musgrave v. Alcoa, et al., Warrick Circuit Court, County of Warrick, Indiana; 87-C01-0601-CT-006. In November 2007, ParentCo and its subsidiary filed a motion to dismiss the Barnett cases. In October 2008, the Warrick County Circuit Court granted ParentCo’s motions to dismiss, dismissing all claims arising out of alleged occupational exposure to wastes at the Squaw Creek Mine, but in November 2008, the trial court clarified its ruling, indicating that the order does not dispose of plaintiffs’ personal injury claims based upon alleged “recreational” or non-occupational exposure. Plaintiffs also filed a “second amended complaint” in response to the court’s orders granting ParentCo’s motion to dismiss. On July 7, 2010, the court granted the parties’ joint motions for a general continuance of trial settings. Discovery in this matter remains stayed. We are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss because plaintiffs have merely alleged that their medical condition is attributable to exposure to materials at the Squaw Creek Mine but no further information is available due to the discovery stay.

In 1996, ParentCo acquired the Fusina, Italy smelter and rolling operations and the Portovesme, Italy smelter (both of which are owned by ParentCo’s subsidiary, Alcoa Trasformazioni S.r.l.) from Alumix, an entity owned by the Italian Government. ParentCo also acquired the extrusion plants located in Feltre and Bolzano, Italy. At the time of the acquisition, Alumix indemnified ParentCo for pre-existing environmental contamination at the sites. In 2004, the Italian Ministry of Environment (MOE) issued orders to Alcoa Trasformazioni S.r.l. and Alumix for the development of a clean-up plan related to soil contamination in excess of allowable limits under legislative decree and to institute emergency actions and pay natural resource damages. On April 5, 2006, Alcoa Trasformazioni S.r.l.’s Fusina site was also sued by the MOE and Minister of Public Works (MOPW) in the Civil Court of Venice for an alleged liability for environmental damages, in parallel with the orders already issued by the MOE. Alcoa Trasformazioni S.r.l. appealed the orders, defended the civil case for environmental damages and filed suit against Alumix, as discussed below. Similar issues also existed with respect to the Bolzano and Feltre plants, based on orders issued by local authorities in 2006. Most, if not all, of the underlying activities occurred during the ownership of Alumix, the governmental entity that sold the Italian plants to ParentCo.

As noted above, in response to the 2006 civil suit by the MOE and MOPW, Alcoa Trasformazioni S.r.l. filed suit against Alumix claiming indemnification under the original acquisition agreement, but brought that suit in the Court of Rome due to jurisdictional rules. In June 2008, the parties (ParentCo and now Ligestra S.r.l. (Ligestra), the successor to Alumix) signed a preliminary agreement by which they have committed to pursue a settlement. The Court of Rome accepted the request, and postponed the Court’s expert technical assessment, reserving its ability to fix the deadline depending on the development of negotiations. ParentCo and Ligestra agreed to a settlement in December 2008 with respect to the Feltre site. Ligestra paid the sum of 1.08 million Euros and ParentCo committed to clean up the site. Further postponements were granted by the Court of Rome, and the next hearing is fixed for December 20, 2016. In the meantime, Alcoa Trasformazioni S.r.l. and Ligestra reached a preliminary agreement for settlement of the liabilities related to Fusina, allocating 80% and 20% of the remediation costs to Ligestra and ParentCo, respectively. In January 2014, a final agreement with Ligestra was signed, and on February 5, 2014, ParentCo signed a final agreement with the MOE and MOPW settling all environmental issues at the Fusina site. As set out in the agreement between ParentCo and Ligestra, those two parties will share the remediation costs and environmental damages claimed by the MOE and MOPW. The remediation project filed by ParentCo and Ligestra has been approved by the MOE. See Note N to the Combined Financial Statements under the caption “Fusina and Portovesme, Italy.” To provide time for settlement with Ligestra, the MOE and ParentCo jointly requested and the Civil Court of Venice has granted a series of postponements of hearings in the Venice trial, assuming that the case will be closed. Following the settlement, the parties caused the Court to dismiss the proceedings. The proceedings were, however, restarted in April 2015 by the MOE and MOPW because the Ministers had not ratified the settlement of February 5, 2014. The Ministers announced in December 2015 that they will ratify the settlement in the following months.

ParentCo and Ligestra have signed a similar agreement relating to the Portovesme site. However, that agreement is contingent upon final acceptance of the proposed soil remediation project for Portovesme that was rejected by the MOE in the fourth quarter of 2013. ParentCo submitted a revised proposal in May 2014 and a further revised proposal in February 2015, in agreement with Ligestra. The MOE issued a Ministerial Decree approving the final project in October 2015. Work on the soil remediation project will commence in 2016 and is expected to be completed in 2019. ParentCo and Ligestra are now working on a final groundwater remediation project which is expected to be submitted to the MOE for review during 2016. While the issuance of the decree for the soil remediation project has provided reasonable certainty regarding liability for the soil remediation, with respect to the groundwater remediation project ParentCo is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss beyond what is described in Footnote N to the Combined Financial Statements for several reasons. First, certain costs relating to the groundwater remediation are not yet fixed. In connection with any proposed groundwater remediation plan for Portovesme, ParentCo understands that the MOE has substantial discretion in defining what must be managed under Italian law, as well as the extent and duration of that remediation program. As a result, the scope and cost of the final groundwater remediation plan remain uncertain for Portovesme; ParentCo and Ligestra are still negotiating a final settlement for groundwater remediation at Portovesme, for an allocation of the cost based on the new remediation project approved by the MOE. In addition, once a groundwater remediation project is submitted, should a final settlement with Ligestra not be reached, we should be held responsible only for ParentCo’s share of pollution. However, the area is impacted by many sources of pollution, as well as historical pollution. Consequently, the allocation of liabilities would need a very complex technical evaluation by the authorities that has not yet been performed.

On November 30, 2010, Alcoa World Alumina Brasil Ltda. (AWAB) received notice of a lawsuit that had been filed by the public prosecutors of the State of Pará in Brazil in November 2009. The suit names AWAB and the State of Pará, which, through its Environmental Agency, had issued the operating license for ParentCo’s new bauxite mine in Juruti. The suit concerns the impact of the project on the region’s water system and alleges that certain conditions of the original installation license were not met by AWAB. In the lawsuit, plaintiffs requested a preliminary injunction suspending the operating license and ordering payment of compensation. On April 14, 2010, the court denied plaintiffs’ request. AWAB presented its defense in March 2011, on grounds that it was in compliance with the terms and conditions of its operating license, which included plans to mitigate the impact of the project on the region’s water system. In April 2011, the State of Pará defended itself in the case asserting that the operating license contains the necessary plans to mitigate such impact, that the State monitors the performance of AWAB’s obligations arising out of such license, that the licensing process is valid and legal, and that the suit is meritless. ParentCo’s position is that any impact from the project had been fully repaired when the suit was filed. ParentCo also believes that Jará Lake has not been affected by any project activity and any evidence of pollution from the project would be unreliable. Following the preliminary injunction request, the plaintiffs took no further action until October 2014, when in response to the court’s request and as required by statute, they restated the original allegations in the lawsuit. We are not certain whether or when the action will proceed. Given that this proceeding is in its preliminary stage and the current uncertainty in this case, we are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

St. Croix Proceedings

Abednego and Abraham cases. On January 14, 2010, ParentCo was served with a multi-plaintiff action complaint involving several thousand individual persons claiming to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the St. Croix Alumina, L.L.C. (“SCA”) facility on the island of St. Croix (U.S. Virgin Islands) since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. Following an unsuccessful attempt by ParentCo and SCA to remove the case to federal court, the case has been lodged in the Superior Court. The complaint names as defendants the same entities that were sued in a February 1999 action arising out of the impact of Hurricane Georges on the island and added as a defendant the current owner of the alumina facility property.

On March 1, 2012, ParentCo was served with a separate multi-plaintiff action complaint involving approximately 200 individual persons alleging claims essentially identical to those set forth in the Abednego v. Alcoa complaint. This complaint, Abraham, et al. v. Alcoa, et al., was filed on behalf of plaintiffs previously dismissed in the federal court proceeding involving the original litigation over Hurricane Georges impacts. The matter was originally filed in the Superior Court of the Virgin Islands, St. Croix Division, on March 30, 2011.

ParentCo and other defendants in the Abraham and Abednego cases filed or renewed motions to dismiss each case in March 2012 and August 2012 following service of the Abraham complaint on ParentCo and remand of the Abednego complaint to Superior Court, respectively. By order dated August 10, 2015, the Superior Court dismissed plaintiffs’ complaints without prejudice to re-file the complaints individually, rather than as a multi-plaintiff filing. The order also preserves the defendants’ grounds for dismissal if new, individual complaints are filed. As of June 10, 2016, approximately 100 separate complaints had been filed in Superior Court, which alleged claims by about 400 individuals. On June 1, 2016, counsel representing plaintiffs filed a motion seeking additional time to file new complaints. The court has not ruled on that request. No further proceedings have been scheduled, and we are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Glencore Contractual Indemnity Claim. On June 5, 2015, Alcoa World Alumina LLC (“AWA”) and St. Croix Alumina, L.L.C. (“SCA”) filed a complaint in Delaware Chancery Court for a declaratory judgment and injunctive relief to resolve a dispute between ParentCo and Glencore Ltd. (“Glencore”) with respect to claimed obligations under a 1995 asset purchase agreement between ParentCo and Glencore. The dispute arose from Glencore’s demand that ParentCo indemnify it for liabilities it may have to pay to Lockheed Martin (“Lockheed”) related to the St. Croix alumina refinery. Lockheed had earlier filed suit against Glencore in federal court in New York seeking indemnity for liabilities it had incurred and would incur to the U.S. Virgin Islands to remediate certain properties at the refinery property and claimed that Glencore was required by an earlier, 1989 purchase agreement to indemnify it. Glencore had demanded that ParentCo indemnify and defend it in the Lockheed case and threatened to claim against ParentCo in the New York action despite exclusive jurisdiction for resolution of disputes under the 1995 purchase agreement being in Delaware. After Glencore conceded that it was not seeking to add ParentCo to the New York action, AWA and SCA dismissed their complaint in the Chancery Court case and on August 6, 2015 filed a complaint for declaratory judgment in Delaware Superior Court. AWA and SCA filed a motion for judgment on the pleadings on September 16, 2015. Glencore answered AWA’s and SCA’s complaint and asserted counterclaims on August 27, 2015, and on October 2, 2015 filed its own motion for judgment on the pleadings. Argument on the parties’ motions was held by the court on December 7, 2015, and by order dated February 8, 2016, the court granted ParentCo’s motion and denied Glencore’s motion, resulting in ParentCo not being liable to indemnify Glencore for the Lockheed action. The decision also leaves for pretrial discovery and possible summary judgment or trial Glencore’s claims for costs and fees it incurred in defending and settling an earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On February 17, 2016, Glencore filed notice of its application for interlocutory appeal of the February 8 ruling. AWA and SCA filed an opposition to that application on February 29, 2016. On March 10, 2016, the court denied Glencore’s motion for interlocutory appeal and on the same day entered judgment on claims other than Glencore’s claims for costs and fees it incurred in defending and settling the earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On March 29, 2016, Glencore filed a withdrawal of its notice of interlocutory appeal and on April 6, 2016, Glencore filed an appeal of the court’s March 10, 2016 judgment to the Delaware Supreme Court, which set the appeal for argument for November 2, 2016. On November 4, 2016, the Delaware Supreme Court affirmed the judgment of the Delaware Superior Court. Remaining in the case are Glencore’s claims for costs and fees it incurred related to the previously described Superfund action; these claims are not material.

Other Matters

Some of ParentCo’s subsidiaries as premises owners are defendants in active lawsuits filed on behalf of persons alleging injury as a result of occupational exposure to asbestos at various facilities. A former affiliate of a ParentCo subsidiary has been named, along with a large common group of industrial companies, in a pattern complaint where ParentCo’s involvement is not evident. Since 1999, several thousand such complaints have been filed. To date, the former affiliate has been dismissed from almost every case that was actually placed in line for trial. ParentCo’s subsidiaries and acquired companies, all have had numerous insurance policies over the years that provide coverage for asbestos based claims. Many of these policies provide layers of coverage for varying periods of time and for varying locations. ParentCo has significant insurance coverage and believes that its reserves are adequate for its known asbestos exposure related liabilities. The costs of defense and settlement have not been and are not expected to be material to the results of operations, cash flows, and financial position of Alcoa Corporation.

On August 2, 2013, the State of North Carolina, by and through its agency, the North Carolina Department of Administration, filed a lawsuit against Alcoa Power Generating Inc. (APGI) in Superior Court, Wake County, North Carolina (Docket No. 13-CVS-10477). The lawsuit asserts ownership of certain submerged lands and hydropower generating structures situated at ParentCo’s Yadkin Hydroelectric Project (the “Yadkin Project”), including the submerged riverbed of the Yadkin River throughout the Yadkin Project and a portion of the hydroelectric dams that APGI owns and operates pursuant to a license from the Federal Energy Regulatory Commission. The suit seeks declaratory relief regarding North Carolina’s alleged ownership interests in the riverbed and the dams and further declaration that APGI has no right, license or permission from North Carolina to operate the Yadkin Project. By notice filed on September 3, 2013, APGI removed the matter to the U.S. District Court for the Eastern District of North Carolina (Docket No. Civil Action No. 5: 13-cv-633). By motion filed September 3, 2013, the Yadkin Riverkeeper sought permission to intervene in the case. On September 25, 2013, APGI filed its answer in the case and also filed its opposition to the motion to intervene by the Yadkin Riverkeeper. The Court denied the State’s Motion to Remand and initially permitted the Riverkeeper to intervene although the Riverkeeper has now voluntarily withdrawn as an intervening party and will participate as amicus.

On July 21, 2014, the parties each filed a motion for summary judgment. On November 20, 2014, the Court denied APGI’s motion for summary judgment and denied in part and granted in part the State of North Carolina’s motions for summary judgment. The Court held that under North Carolina law, the burden of proof as to title to property is shifted to a private party opposing a state claim of property ownership. The court conducted a trial on navigability on April 21-22, 2015, and, after ruling orally from the bench on April 22, 2015, on May 5, 2015, entered Findings of Fact and Conclusions of Law as to Navigability, ruling in APGI’s favor that the state “failed to meet its burden to prove that the Relevant Segment, as stipulated by the parties, was navigable for commerce at statehood.” Subsequently, APGI filed a motion for summary judgment as to title; the state filed opposition papers. On September 28, 2015, the Court granted summary judgment in APGI’s favor and found that the evidence demonstrates that APGI holds title to the riverbed. The Court further directed judgment to be entered in APGI’s favor and closed the case. The court has set argument for October 27, 2016.

On October 19, 2015, a subsidiary, Alúmina Española S.A., received a request by the Court of Vivero, Spain to provide the names of the “manager,” as well as those of the “environmental managers,” of the San Ciprián alumina refinery from 2009 to the present date. Upon reviewing the documents filed with the Court, ParentCo learned for the first time that the request is the result of a criminal proceeding that began in 2010 after the filing of a claim by two San Ciprián neighbors alleging that the plant’s activities had adverse effects on vegetation, crops and human health. In 2011 and 2012, some neighbors claimed individually in the criminal court for caustic spill damages to vehicles, and the judge decided to administer all issues in the court proceeding (865/2011). Currently, that court proceeding is in its first phase (preliminary investigation phase) led by the judge. The purpose of that investigation is to determine whether there has been a criminal offense for actions against natural resources and the environment. The Spanish public prosecutor is also involved in the case, having requested technical reports. To date, only “Alcoa-Alúmina Española S.A.” has been identified as a potential defendant and no ParentCo representative has yet been required to appear before the judge. No other material step has been taken during this preliminary investigation phase. Monetary sanctions for an offense in the form of a fine could range from 30 to 5,000 euros per day, for a maximum period of three years. Given that this proceeding is in its preliminary stage and the current uncertainty in the case, we are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

Tax

Between 2000 and 2002, Alcoa Alumínio (Alumínio) sold approximately 2,000 metric tons of metal per month from its Poços de Caldas facility, located in the State of Minas Gerais (the “State”), to Alfio, a customer also located in the State. Sales in the State were exempted from value-added tax (VAT) requirements. Alfio subsequently sold metal to customers outside of the State, but did not pay the required VAT on those transactions. In July 2002, Alumínio received an assessment from State auditors on the theory that Alumínio should be jointly and severally liable with Alfio for the unpaid VAT. In June 2003, the administrative tribunal found Alumínio liable, and Alumínio filed a judicial case in the State in February 2004 contesting the finding. In May 2005, the Court of First Instance found Alumínio solely liable, and a panel of a State appeals court confirmed this finding in April 2006. Alumínio filed a special appeal to the Superior Tribunal of Justice (STJ) in Brasilia (the federal capital of Brazil) later in 2006. In 2011, the STJ (through one of its judges) reversed the judgment of the lower courts, finding that Alumínio should neither be solely nor jointly and severally liable with Alfio for the VAT, which ruling was then appealed by the State. In August 2012, the STJ agreed to have the case reheard before a five-judge panel. A decision from this panel is pending, but additional appeals are likely. At December 31, 2015, the assessment totaled $35 million (R$135 million), including penalties and interest. While we believe we have meritorious defenses, we are unable to reasonably predict an outcome.

In September 2010, following a corporate income tax audit covering the 2003 through 2005 tax years, an assessment was received as a result of Spain’s tax authorities disallowing certain interest deductions claimed by a Spanish consolidated tax group owned by the Company. An appeal of this assessment in Spain’s Central Tax Administrative Court by the Company was denied in October 2013. In December 2013, the Company filed an appeal of the assessment in Spain’s National Court.

Additionally, following a corporate income tax audit of the same Spanish tax group for the 2006 through 2009 tax years, Spain’s tax authorities issued an assessment in July 2013 similarly disallowing certain interest deductions. In August 2013, the Company filed an appeal of this second assessment in Spain’s Central Tax Administrative Court, which was denied in January 2015. The Company filed an appeal of this second assessment in Spain’s National Court in March 2015.

The combined assessments (remeasured for a tax rate change enacted in November 2014) total $263 (€241). On January 16, 2017, Spain’s National Court issued a decision in favor of the Company related to the assessment received in September 2010. It is not yet known if Spain’s tax authorities will appeal this decision. Spain’s National Court has not yet rendered a decision related to the assessment received in July 2013.

The Company believes it has meritorious arguments to support its tax position and intends to vigorously litigate the assessments through Spain’s court system. However, in the event the Company is unsuccessful, a portion of the assessments may be offset with existing net operating losses available to the Spanish consolidated tax group, which would be shared between the Company and Arconic as provided for in the tax matters agreement related to the separation. Additionally, it is possible that the Company may receive similar assessments for tax years subsequent to 2009. At this time, the Company is unable to reasonably predict an ultimate outcome for this matter.

Alumina Limited Litigation

On May 27, 2016, ParentCo filed a complaint in the Delaware Court of Chancery seeking a declaratory judgment on an expedited basis to forestall what the complaint alleges are continuing threats by Alumina Limited and certain related parties to attempt to interfere with the separation and distribution. Alumina Limited has claimed that it has certain consent and other rights under certain agreements governing Alcoa World Alumina and Chemicals (AWAC), a global joint venture between Alcoa Corporation and Alumina Limited, in connection with the separation and distribution.

On September 1, 2016, ParentCo, Alumina Limited, Alcoa Corporation and certain of their respective subsidiaries entered into a settlement and release agreement (the “settlement agreement”) providing for a full settlement and release by each party of claims arising from or relating to the Delaware litigation. The settlement agreement also provides for certain changes to the governance and financial policies of the AWAC joint venture effective upon the completion of the separation, as well as certain additional changes to their AWAC agreements that become effective only in the event of a change in control of Alumina Limited or Alcoa Corporation. The settlement agreement is not expected to have a material effect, adverse or otherwise, on the future operating results of Alcoa Corporation. See “Business—Certain Joint Ventures—AWAC.”

Other Contingencies

In connection with the sale in 2001 of Reynolds Metals Company’s (“Reynolds,” a subsidiary of ParentCo), alumina refinery in Gregory, Texas, Reynolds assigned an Energy Services Agreement (“ESA”) with Gregory Power Partners (“Gregory Power”) for purchase of steam and electricity by the refinery. On January 11, 2016, Sherwin Alumina Company, LLC (“Sherwin”), the current owner of the refinery, and one of its affiliate entities, filed bankruptcy petitions in Corpus Christi, Texas for reorganization under Chapter 11 of the Bankruptcy Code. On January 26, 2016, Gregory Power delivered notice to Reynolds that Sherwin’s bankruptcy filing constitutes a breach of the ESA; on January 29, 2016, Reynolds responded that the filing does not constitute a breach. Sherwin informed the bankruptcy court that it intends to cease operations because it is not able to continue its bauxite supply agreement, and, thereafter, Gregory Power filed a complaint in the bankruptcy case against Reynolds alleging breach of the ESA. On October 4, 2016, the state of Texas filed suit against Sherwin in the bankruptcy proceeding seeking to hold Sherwin responsible for remediation of alleged environmental conditions at the facility. On October 11, 2016, Sherwin filed a similar suit against Reynolds in the case. On November 10, 2016, Reynolds filed motions to dismiss the Gregory Power complaint and to withdraw the case from bankruptcy court. On November 23, 2016, the bankruptcy court approved Sherwin’s cessation of operations plans and a schedule of dates relevant to the confirmation of Sherwin’s amended reorganization plan. This matter is neither estimable nor probable; therefore, at this time, ParentCo is unable to reasonably predict the ultimate outcome.

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against ParentCo and/or Alcoa Corporation, including those pertaining to environmental, product liability, safety and health, and tax matters. While the amounts claimed in these other matters may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that our liquidity or results of operations in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of Alcoa Corporation.

MANAGEMENT

Executive Officers

The following table sets forth information as of January 1, 2017 regarding the individuals who serve as executive officers of Alcoa Corporation.

Name	Age	Position
Roy C. Harvey	42	Chief Executive Officer
William F. Oplinger	49	Executive Vice President and Chief Financial Officer
Molly S. Beerman	53	Vice President and Controller
Leigh Ann C. Fisher	50	Executive Vice President and Chief Administrative Officer
Jeffrey D. Heeter	51	Executive Vice President, General Counsel and Secretary
Tómas Sigurðsson	48	Executive Vice President and Chief Operating Officer

Roy C. Harvey is the Chief Executive Officer of Alcoa Corporation. Mr. Harvey served as Executive Vice President of ParentCo and President of ParentCo’s Global Primary Products from October 2015 to November 2016. From June 2014 to October 2015, he was Executive Vice President, Human Resources and Environment, Health, Safety and Sustainability at ParentCo. Prior to that, Mr. Harvey was Chief Operating Officer for Global Primary Products at ParentCo from July 2013 to June 2014, and was Chief Financial Officer for Global Primary Products from December 2011 to July 2013. In addition to these roles, Mr. Harvey served as Director of Investor Relations at ParentCo from September 2010 to November 2011 and was Director of Corporate Treasury from January 2010 to September 2010. Mr. Harvey joined ParentCo in 2002 as a business analyst for Global Primary Products in Knoxville, Tennessee.

William F. Oplinger is Executive Vice President and Chief Financial Officer of Alcoa Corporation. Mr. Oplinger served as Executive Vice President and Chief Financial Officer of ParentCo from April 1, 2013 to November 2016. Mr. Oplinger joined ParentCo in 2000 and held key corporate positions in financial analysis and planning and as Director of Investor Relations. Mr. Oplinger also held key positions in the ParentCo’s Global Primary Products business, including as Controller, Operational Excellence Director, Chief Financial Officer, and Chief Operating Officer.

Molly S. Beerman has been Vice President and Controller of Alcoa Corporation since December 2016. Ms. Beerman previously served as the Director, Global Shared Services Strategy and Solutions for Alcoa Corporation, with responsibility for the strategy, planning and implementation of transformation activities for Alcoa Corporation’s shared services organization beginning in November 2016. From January through October of 2016, prior to the company’s separation from ParentCo, Ms. Beerman was a consultant to ParentCo’s finance department and provided services in support of the separation. From 2012 to 2015, she served as Vice President, Finance and Administration for a non-profit organization focused on community issues. Ms. Beerman first joined ParentCo in 2001, and was the director of ParentCo’s global procurement center of excellence from 2008 to 2012.

Leigh Ann Fisher is Executive Vice President and Chief Administrative Officer, overseeing Human Resources, Shared Services, Procurement and Information Technology of Alcoa Corporation. Ms. Fisher served as Chief Financial Officer of ParentCo’s Global Primary Products business from July 2013 to November 2016. Ms. Fisher was Group Controller for Global Primary Products at ParentCo from 2011 to 2013. From 2008 to 2011, Ms. Fisher was Group Controller for ParentCo’s Engineered Products and Solutions business.

Jeffrey D. Heeter is Executive Vice President, General Counsel and Secretary of Alcoa Corporation. Mr. Heeter served as Assistant General Counsel of ParentCo from 2014 to November 2016. Mr. Heeter was Group Counsel for Global Primary Products at ParentCo from 2010 to 2014. From 2008 to 2010, Mr. Heeter was General Counsel of Alcoa of Australia in Perth, Australia.

Tómas Sigurðsson is Executive Vice President and Chief Operating Officer of Alcoa Corporation. Mr. Sigurðsson served as Chief Operating Officer of ParentCo’s Global Primary Products business from 2014 to November 2016. Mr. Sigurðsson was President of ParentCo’s European Region and Global Primary Products Europe from 2012 to 2014. From 2004 to 2011, Mr. Sigurðsson was Managing Director of Alcoa Iceland.

DIRECTORS

Board of Directors

The following table sets forth information as of January 1, 2017 regarding those persons who serve on Alcoa Corporation’s Board of Directors and until their respective successors are duly elected and qualified. Alcoa Corporation’s amended and restated certificate of incorporation provides that directors will be elected annually.

Name	Age	Position
Michael G. Morris	70	Chairman
Mary Anne Citrino	57	Director
Timothy P. Flynn	60	Director
Kathryn S. Fuller	70	Director
Roy C. Harvey	42	Director
James A. Hughes	54	Director
James E. Nevels	64	Director
James W. Owens	71	Director
Carol L. Roberts	57	Director
Suzanne Sitherwood	52	Director
Steven W. Williams	60	Director
Ernesto Zedillo	65	Director

Mary Anne Citrino

Other Current Public Directorships: HP Inc., Dollar Tree Inc., Ahold Delhaize.

Career Highlights and Qualifications: Ms. Citrino has served as Senior Advisor of The Blackstone Group L.P since 2015, and as Senior Managing Director of Blackstone Advisory Partners L.P. from 2004 until 2015. At Blackstone, she advised a broad range of clients in the consumer products industry including Procter & Gamble, Kraft Foods and Nestlé. Before joining Blackstone, she spent more than 20 years advising clients at Morgan Stanley. From 1986 until 2004, she served as a Managing Director at Morgan Stanley, holding positions as Global Head of Consumer Products Investment Banking Group and Co-Head of Health Care Services Investment Banking. She previously served as a Mergers and Acquisitions Analyst at Morgan Stanley from 1982 until 1984.

Other Current Affiliations: In addition to her public company board memberships, Ms. Citrino serves on the Retail & Tourism Advisory Board of the Partnership Fund for New York City and on the Advisory Council at Princeton University’s Center for Health and Wellness.

Attributes and Skills: Ms. Citrino’s more than 30-year career as an investment banker provides the Board with substantial knowledge regarding business operations strategy, as well as valuable financial and investment expertise. Her expertise in finance and business operations is an invaluable asset to Alcoa Corporation as it pursues its strategic plans as an independent publicly-traded company.

Timothy P. Flynn

Other Current Public Directorships: JPMorgan Chase & Co., Walmart Stores, Inc., United Health Group

Career Highlights and Qualifications: Mr. Flynn was Chairman of KPMG International, a global professional services organization that provides audit, tax and advisory services, from 2007 until his retirement in October 2011. He served as Chairman from 2005 to 2010 and Chief Executive Officer from 2005 to 2009 of KPMG LLP in the U.S., the largest individual member firm of KPMG International. Before serving as Chairman and CEO, Mr. Flynn was Vice Chairman, Audit and Risk Advisory Services, with operating responsibility for the Audit, Risk Advisory and Financial Advisory Services practices.

Other Current Affiliations: In addition to his public company board memberships, Mr. Flynn serves as a director for International Integrated Reporting Council and a trustee for the University of St. Thomas – Minnesota.

Previous Directorships: Mr. Flynn was a director of The Chubb Corporation from 2013 until 2016.

Attributes and Skills: Through his leadership positions at KPMG, Mr. Flynn gained perspective on the evolving business and regulatory environment, and brings to the Board his experience with many of the issues facing complex, global companies, as well as expertise in financial services and risk management.

Kathryn S. Fuller

Career Highlights and Qualifications: Ms. Fuller serves as Vice Chair of the Board of Directors of the Smithsonian’s National Museum of Natural History, the world’s preeminent museum and research complex, having served as Chair until November 2016. She currently serves on the board, and chairs the Nominating and Governance Committee at, The Robert Wood Johnson Foundation, a leading philanthropy in the field of health and health care. Ms. Fuller is also the Chair of the Institute at Brown for Environment & Society (Brown University) which seeks to prepare leaders to understand and holistically manage complex social and environmental systems.

Ms. Fuller retired as Chair of The Ford Foundation, a nonprofit organization, in September 2010, after having served in that position since May 2004.

Ms. Fuller retired as President and Chief Executive Officer of World Wildlife Fund U.S. (WWF), one of the world’s largest nature conservation organizations, in July 2005, after having served in those positions since 1989. Ms. Fuller continues her affiliation with WWF as President Emerita and an honorary member of the Board of Directors. Ms. Fuller was a Public Policy Scholar at the Woodrow Wilson International Center for Scholars, a nonpartisan institute established by Congress for advanced study of national and world affairs, for the academic year beginning in October 2005.

Ms. Fuller had various responsibilities with WWF and The Conservation Foundation from 1982 to 1989, including executive vice president, general counsel and director of WWF’s public policy and wildlife trade monitoring programs. Before that, she held several positions in the U.S. Department of Justice, including as attorney / advisor in the Office of Legal Counsel, which advises the White House and Executive Branch on constitutional and federal statutory questions, and culminating as Chief, Wildlife and Marine Resources Section, in 1981 to 1982.

Attributes and Skills: Ms. Fuller has led three internationally recognized and respected organizations, having served as the chief executive officer of WWF, Chair of The Ford Foundation, and Chair of the Smithsonian’s National Museum of Natural History. Her experience in managing world-class organizations, combined with her proven leadership skills, international experience and environmental and health focus contribute to the diversity of the Board. The Company recognizes the need to earn the right to continue to do business in the communities in which it operates, and as a result, the Board seeks the input of directors, such as Ms. Fuller, who have a broad perspective on sustainable development.

Roy C. Harvey

Career Highlights and Qualifications: Mr. Harvey is the Chief Executive Officer of Alcoa Corporation.

From October 2015 until the separation, he was Executive Vice President of ParentCo and President of ParentCo’s Global Primary Products. From June 2014 to October 2015, he was Executive Vice President, Human Resources and Environment, Health, Safety and Sustainability at ParentCo. As part of that role, he also oversaw the Alcoa Foundation, one of the largest corporate foundations in the U.S.

In addition, Mr. Harvey held a variety of operational and financial assignments across the U.S., Europe and Latin America during his career at ParentCo, predominantly in its upstream business. As the Chief Operating Officer for Global Primary Products at ParentCo from July 2013 to June 2014, he oversaw the day-to-day global operations of the Alcoa Inc.’s mining, refining, smelting, casting and energy businesses. Prior to that role, he was Chief Financial Officer for Global Primary Products from December 2011 to July 2013. Mr. Harvey also interfaced with securities analysts and investors globally as Director of Investor Relations at ParentCo from September 2010 to November 2011, and he was Director of Corporate Treasury from January 2010 to September 2010. Mr. Harvey joined ParentCo in 2002 as a business analyst for Global Primary Products in Knoxville, Tennessee.

Attributes and Skills: As the only management representative on the Board, Mr. Harvey’s leadership of, and extensive experience and familiarity with, Alcoa Corporation’s businesses provides the Board with invaluable insight into the company’s operations and strategic direction. His broad range of operational, financial, investor relations and other roles at ParentCo has given him an in-depth and well-rounded understanding of the company.

James A. Hughes

Other Current Public Directorships: TPI Composites Inc.

Career Highlights and Qualifications: Mr. Hughes is former Chief Executive Officer and Director of First Solar, Inc. He joined First Solar, Inc. in March 2012 as Chief Commercial Officer and was appointed Chief Executive Officer in May 2012. He stepped down as Chief Executive Officer on June 20, 2016 and left the board on September 1, 2016. Prior to joining First Solar, Mr. Hughes served, from October 2007 until April 2011, as Chief Executive Officer and Director of AEI Services LLC, which owned and operated power distribution, power generation (both thermal and renewable), natural gas transportation and services, and natural gas distribution businesses in emerging markets worldwide. From 2004 to 2007, he engaged in principal investing with a privately held company based in Houston, Texas that focused on micro-cap investments in North American distressed manufacturing assets. Previously, he served, from 2002 until March 2004, as President and Chief Operating Officer of Prisma Energy International, which was formed out of former Enron interests in international electric and natural gas utilities. Prior to that role, Mr. Hughes spent almost a decade with Enron Corporation in positions that included President and Chief Operating Officer of Enron Global Assets, President and Chief Operating Officer of Enron Asia, Pacific, Africa and China and as Assistant General Counsel of Enron International.

Other Current Affiliations: In addition to his public company board membership, Mr. Hughes serves as the Chairman of the Los Angeles Branch of the Federal Reserve Bank of San Francisco.

Previous Directorships: APR Energy PLC, Quicksilver Resources, Inc. and First Solar, Inc.

Attributes and Skills: Mr. Hughes’s extensive experience in the energy sector will be a valuable resource to the Company, including the Company’s portfolio of energy assets. His previous leadership positions at large energy and utility companies enable him to contribute valuable business, operational and management expertise.

Michael G. Morris

Non-Executive Chairman

Other Current Public Directorships: L Brands, Inc., The Hartford Financial Services Group, Inc. and Spectra Energy Corp.

Career Highlights and Qualifications: Mr. Morris was Chairman of American Electric Power Company, Inc. (AEP), one of the nation’s largest utility generators and owner of the largest electricity transmission system in the United States, from 2004 through 2013. He served as Chief Executive Officer of AEP and all of its major subsidiaries from 2004 until his retirement in November 2011 and as President from 2004 to 2011. From 1997 to 2003, Mr. Morris was Chairman, President and Chief Executive Officer of Northeast Utilities. Prior to that, he held positions of increasing responsibility in energy and natural gas businesses, including as Chairman of the Edison Electric Institute.

Other Current Affiliations: In addition to his public company board memberships, Mr. Morris serves on the U.S. Department of Energy’s Electricity Advisory Board, the National Governors Association Task Force on Electricity Infrastructure, and the Institute of Nuclear Power Operations and the Business Roundtable (chairing the Business Roundtable’s Energy Task Force).

Attributes and Skills: Mr. Morris has proven business acumen, having served as the chief executive officer of significant, complex organizations. Mr. Morris’ experience in the energy field is a valuable resource to the Company, which has significant energy assets. In addition, Mr. Morris is a leader in developing the carbon sequestration process, a technology that could be used in reducing greenhouse gas emissions.

James E. Nevels

Other Current Public Directorships: First Data Corporation, WestRock Company, The Hershey Company (Lead Independent Director)

Career Highlights and Qualifications: Mr. Nevels founded The Swarthmore Group in 1991 and has served as its Chairman since that time. He has more than 36 years of experience in the securities and investment industry and is a member of The Swarthmore Group’s Executive Committee. Mr. Nevels was appointed by the President of the United States to the Advisory Committee to the Pension Benefit Guaranty Corporation and served as Chairman from 2005 until 2007. In December 2001, Mr. Nevels was appointed by the Governor of Pennsylvania as Chairman of the Philadelphia School Reform Commission and served through September 2007 overseeing the turnaround of the Philadelphia School System, then the ninth largest school district in the United States. In addition, Mr. Nevels served as a member of the Board of The Federal Reserve Bank of Philadelphia from 2010 to 2015, and served as Chair of the Board in 2014 and 2015. Mr. Nevels has announced his intention to not seek reelection to the The Hershey Company board of directors in May 2017.

Other Current Affiliations: In addition to his public company board memberships, Mr. Nevels is currently a member of the Board of the Marine Corps Heritage Foundation, member of the Board of MMG Insurance Company, member of the Board of The Barbara Bush Foundation for Family Literacy, member of the Board of Trustees of the Pro Football Hall of Fame (Emeritus Status), and a member of the Council of Foreign Relations.

Attributes and Skills: Mr. Nevels’ background and experience as an investment advisor and director and chairman of large public companies give him broad knowledge and perspective on the governance and leadership of publicly traded companies, as well as financial expertise that provide the Board with valuable insight.

James W. Owens

Other Current Public Directorships: International Business Machines Corporation; Morgan Stanley

Career Highlights and Qualifications: Mr. Owens served as Chairman and Chief Executive Officer of Caterpillar Inc., a leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines, from February 2004 through June 2010. He was Executive Chairman from June to October 2010, when he retired from the company.

Mr. Owens served as Vice Chairman of Caterpillar from December 2003 to February 2004 and as Group President from 1995 to 2003, responsible at various times for 13 of the company’s 25 divisions. Mr. Owens joined Caterpillar in 1972 as a corporate economist and was named chief economist of Caterpillar Overseas S.A.

in Geneva, Switzerland in 1975. From 1980 until 1987, he held managerial positions in the Accounting and Product Source Planning Departments. In 1987, he became managing director of P.T. Natra Raya, Caterpillar’s joint venture in Indonesia. He held that position until 1990, when he was elected a Corporate Vice President and named President of Solar Turbines Incorporated, a Caterpillar subsidiary in San Diego, California. In 1993, he was elected Vice President and Chief Financial Officer.

Other Current Affiliations: In addition to his public company board memberships, Mr. Owens is Chairman of the Board of Trustees of N.C. State University, and Chairman of the Executive Committee at the Peterson Institute for International Economics. He is also a member of the Council on Foreign Relations.

Previous Directorships: Mr. Owens was Chairman of Caterpillar Inc. from 2004 to 2010. He was also former Chairman and Executive Committee member of the Business Council.

Attributes and Skills: Mr. Owens’ previous leadership positions, including as Chief Executive Officer of a significant, complex global industrial company, bring to the Board proven business acumen, management experience and economics expertise. His background as former Chief Financial Officer of Caterpillar also provides a strong financial foundation.

Carol L. Roberts

Career Highlights and Qualifications: Ms. Roberts is Senior Vice President and Chief Financial Officer of International Paper Company (IP), a global leader in packaging and paper with manufacturing operations in 24 countries. Ms. Roberts has over 35 years of industrial manufacturing experience, having worked in multiple facilities and across various functions at IP. Before being named Chief Financial Officer in 2011, Ms. Roberts led IP’s largest business, the Industrial Packaging Group. While in that role, she led IP’s acquisition of Weyerhaeuser’s packaging business. Ms. Roberts has also served as IP’s Vice President of People Development for three years, during which she developed human resources programs that have had a major impact on IP’s talent posture and employee engagement. Ms. Roberts has served in a variety of operational and technical roles since beginning her career with IP in 1981 as an associate engineer at the company’s Mobile, Alabama mill. Ms. Roberts announced her intention to retire from IP at the end of March 2017.

Attributes and Skills: Ms. Roberts’ career spans engineering, manufacturing, business management, human resources and finance, bringing a strong set of cross-functional experiences to the Board. Her current role as Chief Financial Officer of IP also provides her with a strong foundation for valuable contributions to Board discussions relating to financial and strategic matters.

Ms. Roberts qualifies as an audit committee financial expert.

Suzanne Sitherwood

Other Current Public Directorships: Spire Inc.

Career Highlights and Qualifications: Ms. Sitherwood has been the Chief Executive Officer of Spire Inc. (formerly The Laclede Group, Inc.) since February 2012 and has been its President since September 2011.

Spire is the fifth largest, publicly-traded natural gas utility in the U.S., serving more than 1.7 million customers. Under her leadership, Spire acquired four natural gas utilities serving customers across Missouri, Alabama, and Mississippi and quadrupled its enterprise value. Prior to joining Spire, Ms. Sitherwood was President of three natural gas utilities at AGL Resources serving more than 1.6 million customers.

Other Current Affiliations: Ms. Sitherwood serves as deputy chair of the Federal Reserve Bank of St. Louis. She also serves on the boards of Civic Progress St. Louis, United Way of Greater St. Louis’ Executive Committee and Board, Birmingham Business Alliance and the American Gas Association, and is a Board Member of Southern Polytechnic State University in Marietta, Georgia. She also serves as a Board Member for Emory Hospital Visiting Committee.

Attributes and Skills: With more than 35 years of experience in the natural gas industry, serving in roles ranging from chief engineer to vice president gas operations and capacity planning, to the President and Chief Executive Officer of a public company owning five natural gas utilities, Ms. Sitherwood possesses significant leadership and management experience working in a regulatory environment while implementing strategic growth initiatives.

Steven W. Williams

Other Current Public Directorships: Suncor Energy Inc.

Career Highlights and Qualifications: Mr. Williams has served as President of Suncor Energy since December 2011 and Chief Executive Officer since May 2012. His career with Suncor Energy began in 2002 when he was appointed Executive Vice President, Corporate Development and Chief Financial Officer. He also served at Suncor Energy as Executive Vice President, Oil Sands, from 2003 to 2007 and as Chief Operating Officer, from 2007 to 2011. Mr. Williams has more than 39 years of international energy industry experience, including 18 years at Esso/Exxon.

Other Current Affiliations: In addition to his public company board membership, Mr. Williams is a fellow of the Institution of Chemical Engineers and is a member of the Institute of Directors. He is one of 12 founding CEOs of Canada’s Oil Sands Innovation Alliance (COSIA), a member of the advisory board of Canada’s Ecofiscal Commission, a member of the Board of the Business Council of Canada, and vice-chair of the Alberta Premier’s Advisory Committee on the Economy.

Attributes and Skills: Mr. Williams has decades of experience in leadership positions at large, publicly-traded energy companies. His expertise in the energy sector, both on the operational and financial side, brings valuable insight and experience to the Board. Mr. Williams also has extensive experience with business leadership organizations and advising government organizations regarding businesses and the economy.

Ernesto Zedillo

Other Current Public Directorships: Citigroup Inc.; Promotora de Informaciones, S.A.; The Procter & Gamble Company

Career Highlights and Qualifications: Dr. Zedillo has been at Yale University since 2002, where he is the Frederick Iseman ’74 Director of the Yale Center for the Study of Globalization; Professor in the Field of International Economics and Politics; Professor of International and Area Studies; and Professor Adjunct of Forestry and Environmental Studies. He was a Distinguished Visiting Fellow at the London School of Economics in 2001.

Dr. Zedillo was President of Mexico from December 1994 to December 2000. He served in the Federal Government of Mexico as Undersecretary of the Budget (1987-1988); as Secretary of Economic Programming and the Budget and board member of various state owned enterprises, including PEMEX, Mexico’s national oil company (1988-1992); and as Secretary of Education (1992-1993). From 1978 to 1987, he was with the central bank of Mexico where he served as deputy manager of economic research and deputy director. From 1983 to 1987, he was the founding General Director of the Trust Fund for the Coverage of Exchange Risks, a mechanism created to manage the rescheduling of the foreign debt of the country’s private sector that involved negotiations and complex financial operations with hundreds of firms and international banks.

Dr. Zedillo earned his Bachelor’s degree from the School of Economics of the National Polytechnic Institute in Mexico and his M.A., M.Phil. and Ph.D. at Yale University. In Mexico, he taught economics at the National Polytechnic Institute and El Colegio de Mexico.

Other Current Affiliations: In addition to his public company board memberships, Dr. Zedillo belongs to the international advisory board of BP. He is a senior advisor to the Credit Suisse Research Institute. His current service in non-profit institutions includes being Chair of the Natural Resource Governance Institute and Co-Chair of the Board of Inter-American Dialogue.

Previous Directorships: Dr. Zedillo was a director of Electronic Data Systems Corporation from 2007 to 2008 and a director of the Union Pacific Corporation from 2001 to 2006.

Attributes and Skills: From his broad experience in government and international politics and his prior service as President of Mexico, Dr. Zedillo brings international perspective and insight to matters such as governmental relations and public issues in the various countries in which Alcoa operates. Dr. Zedillo also has significant financial experience, having previously served on the audit committee of Union Pacific and as the Secretary of Economic Programming and the Budget for Mexico, as well as having held various positions at Banco de México, the central bank of Mexico.

Director Independence

In its Corporate Governance Guidelines, the Board of Directors recognizes that independence depends not only on directors’ individual relationships, but also on through providing objective, independent judgment, which is at the core of the Board of Directors’ oversight function. Under the company’s Director Independence Standards, which conform to the corporate governance listing standards of the NYSE, a director is not considered “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with Alcoa Corporation or any subsidiary in its group. The Director Independence Standards comprise a list of all categories of material relationships affecting the determination of a director’s independence. Any relationship that falls below a threshold set forth in the Director Independence Standards, or is not otherwise listed in the Director Independence Standards, and is not required to be disclosed under Item 404(a) of SEC Regulation S-K, is deemed to be an immaterial relationship.

Committees of the Board of Directors

Our Board of Directors has the following five standing committees: an Audit Committee, a Compensation and Benefits Committee, a Governance and Nominating Committee, a Public Issues Committee, and an Executive Committee. The Board of Directors has adopted written charters for each committee, which are made available on our website.

Each of the Audit, Compensation and Benefits, and Governance and Nominating Committees consist solely of directors who have been determined by the Board of Directors to be independent in accordance with SEC regulations, NYSE listing standards and the company’s Director Independence Standards (including the heightened independence standards for members of the Audit and Compensation and Benefits Committees). The following table sets forth the committees of the Board of Directors and the membership and chairpersons of the committees:

	Audit	Compensation and Benefits	Governance and Nominating	Public Issues	Executive
Mary Anne Citrino*			✓	✓
Timothy P. Flynn*	✓			✓
Kathryn S. Fuller*		✓	Chair		✓
Roy C. Harvey					✓
James A. Hughes*	✓			✓
Michael G. Morris*					Chair
James E. Nevels*		✓	✓		✓
James W. Owens*		Chair	✓
Carol L. Roberts*	Chair	✓			✓
Suzanne Sitherwood*	✓			✓
Steven W. Williams*		✓	✓		✓
Ernesto Zedillo*	✓			Chair

*	Independent Director

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2015, Alcoa Corporation was not an independent company, and did not have a compensation committee or any other committee serving a similar function.

The following is a list of the responsibilities of the Compensation and Benefits committee:

•	Establishes the Chief Executive Officer’s compensation based upon an evaluation of performance in light of approved goals and objectives

•	Reviews and approves the compensation of the company’s officers

•	Oversees the implementation and administration of the company’s compensation and benefits plans, including pension, savings, incentive compensation and equity-based plans

•	Reviews and approves general compensation and benefit policies

•	Approves the Compensation Discussion and Analysis for inclusion in the proxy statement

•	Has the sole authority to retain and terminate a compensation consultant, as well as to approve the consultant’s fees and other terms of engagement

The Compensation and Benefits Committee may form and delegate its authority to subcommittees when appropriate (including subcommittees of management). Executive officers do not determine the amount or form of executive or director compensation, although the Chief Executive Officer provides recommendations to the Compensation and Benefits Committee regarding compensation changes and incentive compensation for executive officers other than himself. See “Executive Compensation” and “Compensation Discussion and Analysis.”

DIRECTOR COMPENSATION

Non-employee directors receive a mix of cash and equity-based compensation totaling $240,000 per year (plus committee service fees, if applicable) for service on the Alcoa Corporation Board of Directors (the “Alcoa Corporation Board”). Mr. Harvey, who is the sole director employed by Alcoa Corporation, does not receive any additional compensation for his service as a member of the Alcoa Corporation Board.

The table below sets forth the components of compensation for our non-employee directors (to be prorated based on actual service periods) approved by the Alcoa Corporation Board.

Annual Compensation Element	Amount
Cash Retainer for Non-Employee Directors	$120,000
Equity Award for Non-Employee Directors	$120,000 in grant date value
Other Annual Cash Fees[1]
• Non-Executive Chairman Fee	$150,000
• Audit Committee Chair Fee (includes Audit Committee Member Fee)	$27,500
• Audit Committee Member Fee	$11,000
• Compensation and Benefits Committee Chair Fee	$20,000
• Other Committee Chair Fee	$16,500

Stock Ownership Requirement	$750,000

Each non-employee director may elect to defer all or part of the cash compensation, including into additional restricted share units that are fully vested at grant, pursuant to the Alcoa Corporation Directors’ Deferred Fee Plan. Deferred amounts are paid in cash either in a lump sum or installments following termination of service on the Alcoa Corporation Board in accordance with the elections made by non-employee directors.

The annual equity award is granted in the form of restricted share units, following the annual meeting, for continuing directors, generally with one-year cliff vesting. Non-employee directors were granted a restricted share unit award as compensation for service from November 2016 to May 2017, in accordance with the Alcoa Corporation Non-Employee Director Compensation Policy. Vested restricted share units will be settled in a lump sum or installments following termination of service on the Alcoa Corporation Board in accordance with the elections made by non-employee directors.

The Alcoa Corporation Board approved an increase to the Non-Executive Chairman Fee to $150,000, with effect from November 1, 2016, based on a comparative market analysis prepared by Pay Governance LLC.

2016 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Michael G. Morris	45,000	60,013	105,013
Mary Anne Citrino	20,000	60,013	80,013
Timothy P. Flynn	21,833	60,013	81,846
Kathryn S. Fuller	22,750	60,013	82,763
James A. Hughes	21,833	60,013	81,846
James E. Nevels	20,000	60,013	80,013
James W. Owens	23,333	60,013	83,346
Carol L. Roberts	24,583	60,013	84,596
Suzanne Sitherwood	21,833	60,013	81,846
Steven W. Williams	20,000	60,013	80,013
Ernesto Zedillo	24,583	60,013	84,596

(1)	This column reflects the cash fees earned by directors for Board and Committee service to Alcoa Corporation beginning November 1, 2016, whether or not such fees were deferred.

(2)	This column reflects the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718, of the restricted share unit awards granted by Alcoa Corporation on December 1, 2016. A discussion of the relevant assumptions is set forth in Attachment A following the “Compensation Discussion and Analysis” section. As of December 31, 2016, each director held 2,078 restricted share units.

To further align the interests of directors with the long-term interests of our stockholders, non-employee directors are required to own, until retirement from the Alcoa Corporation Board, at least $750,000 in Alcoa Corporation common stock, including shares relating to restricted share units.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (“CD&A”) describes Alcoa Corporation’s executive compensation philosophy and the pay programs applicable to the below-referenced named executive officers in 2016. On November 1, 2016, Alcoa Corporation became an independent publicly-traded company as a result of its separation from ParentCo. In order to provide a fulsome view of 2016 compensation provided to these named executive officers, this CD&A and the related compensation tables include information regarding compensation paid by, and executive compensation policies and practices of, ParentCo as they relate to our named executive officers prior to the separation, as well as Alcoa Corporation’s compensation structure following the separation. Since the separation, the 2016 ParentCo executive compensation programs, policies, and practices applicable to the named executive officers have been reviewed by the Alcoa Corporation Compensation & Benefits Committee (the “Alcoa Corporation Compensation Committee”) of the Alcoa Corporation Board and the similar executive compensation programs, policies, and practices implemented for Alcoa Corporation after the separation were ratified by the Alcoa Corporation Compensation Committee. The Alcoa Corporation Compensation Committee will continue to consider the Company’s executive compensation programs, policies and practices in the context of the Company’s business needs on a going-forward basis.

The individuals listed below are collectively referred to as the “named executive officers” or “NEOs.” They are Alcoa Corporation’s chief executive officer and chief financial officer, and the three most highly compensated officers of Alcoa Corporation at December 31, 2016.

•	Roy C. Harvey, Alcoa Corporation Chief Executive Officer (the “CEO”). Prior to the separation, Mr. Harvey served as Executive Vice President and Group President, Global Primary Products for ParentCo.

•	William F. Oplinger, Alcoa Corporation Executive Vice President and Chief Financial Officer (the “CFO”). Prior to the separation, Mr. Oplinger served as Executive Vice President and Chief Financial Officer for ParentCo.

•	Tomas M. Sigurðsson, Alcoa Corporation Executive Vice President and Chief Operating Officer. Prior to the separation, Mr. Sigurðsson served as Vice President and Chief Operating Officer—Global Primary Products for ParentCo.

•	Leigh Ann C. Fisher, Alcoa Corporation Executive Vice President and Chief Administrative Officer. Prior to the separation, Ms. Fisher served as Chief Financial Officer—Global Primary Products for ParentCo.

•	Jeffrey D. Heeter, Alcoa Corporation Executive Vice President, General Counsel and Secretary. Prior to the separation, Mr. Heeter served as Assistant General Counsel and Assistant Officer for ParentCo.

As discussed above, until the consummation of the separation, Alcoa Corporation was part of ParentCo and was not an independent company. The named executive officers’ respective 2016 compensation relates to (i) ParentCo from January 1, 2016 through October 31, 2016 and (ii) Alcoa Corporation from November 1, 2016 through December 31, 2016. Decisions regarding the establishment of the 2016 compensation of Messrs. Harvey and Oplinger, who were also named executive officers of ParentCo in its proxy statement filed on March 24, 2016, were made by the Compensation & Benefits Committee of the ParentCo Board of Directors (the “ParentCo Compensation Committee”). Decisions regarding the establishment of the 2016 compensation of Messrs. Sigurðsson and Heeter, and Ms. Fisher were made by the ParentCo Compensation Committee or ParentCo management in accordance with the applicable plan or program.

This CD&A is organized as follows: (i) Alcoa Corporation’s and ParentCo’s overall executive compensation philosophies, (ii) Alcoa Corporation’s and ParentCo’s executive compensation policies and practices, (iii) the impact of ParentCo’s 2015 “say-on-pay” vote on 2016 executive compensation, (iv) ParentCo’s 2016 executive compensation decision-making, (v) components of ParentCo’s 2016 executive compensation program and how the separation affected the program, (vi) other compensation plans and arrangements, (vii) calculation of certain financial measures, and (viii) description of the 2016 executive compensation peer groups.

Executive Compensation Philosophy

ParentCo’s Executive Compensation Philosophy prior to the separation was based on three guiding principles to drive pay-for-performance and stockholder alignment:

A.	Target salary compensation at median, while using annual incentive compensation (“IC”) and long-term incentive (“LTI”) to reward exceptional performance and to attract and retain exceptional talent.

B.	Make equity the most significant portion of total compensation for senior executives and managers, increasing the portion of performance-based equity with the level of responsibility.

C.	Choose IC and LTI metrics that focus management’s actions on achieving the greatest positive impact on financial performance.

Prior to the separation, the ParentCo Compensation Committee used its business judgment to determine the appropriate compensation targets and awards for its executive officers, including Messrs. Harvey and Oplinger, in 2016. As part of this determination, the ParentCo Compensation Committee assessed several factors, including:

•	Individual, group, and corporate performance;

•	Market positioning based on peer group data;

•	Complexity and importance of the role and responsibilities;

•	Aggressiveness of targets;

•	Unanticipated events impacting target achievement;

•	Retention of key individuals in a competitive talent market; and

•	Leadership and growth potential.

Alcoa Corporation’s Executive Compensation Philosophy generally is based on ParentCo’s above-described philosophy, as modified to be relevant to its business following the separation. The Alcoa Corporation Compensation Committee expects to continue to refine Alcoa Corporation’s executive compensation to align with the Company’s business needs, stockholder value, and peer group practices going forward.

Executive Compensation Policies and Practices

The executive compensation programs, policies, and practices implemented by the Alcoa Corporation Compensation Committee are similar to those of Parent Co, with certain modifications that the Alcoa Corporation Compensation Committee believed to be relevant to Alcoa Corporation’s business. These executive compensation policies and practices, as well as those relevant to named executive officer compensation during 2016, are highlighted below.

What We Do:

Pay for Performance. We believe in a “pay for performance” philosophy. ParentCo historically linked executive compensation to measured performance in key financial and nonfinancial areas, and Alcoa Corporation’s practices are consistent with this philosophy. For purposes of 2016 compensation decisions, ParentCo evaluated performance against rigorous business metrics, including adjusted free cash flow, adjusted EBITDA, safety, environmental, and workplace diversity. These metrics incentivized performance during 2016.

Consider Peer Groups in Establishing Compensation. To help determine total 2016 direct compensation for its executive officers prior to the separation, including for Messrs. Harvey and Oplinger, the ParentCo Compensation Committee used a peer group consisting of 137 companies who participated in the Willis Towers Watson Executive Compensation survey with revenues between $15 billion and $50 billion (excluding financial companies), which reflected the broad-based group of companies with which ParentCo competed for non-CEO executive talent (the “2016 ParentCo Peer Group”). The data from the 2016 ParentCo Peer Group was considered by ParentCo in establishing 2016 executive compensation prior to the separation to ensure that ParentCo provided and maintained executive compensation levels in line with the market and could attract, retain and motivate employees through the normal course of business and the pending separation, including the named executive officers. The ParentCo Compensation Committee’s independent compensation consultant reviewed and endorsed the 2016 ParentCo Peer Group. The component companies of the 2016 ParentCo Peer Group are described under “2016 ParentCo Peer Group” in Attachment B.

In preparation for the separation, the ParentCo Compensation Committee developed and approved two peer groups applicable to Alcoa Corporation management; one for our CEO (the “New CEO Peer Group”) which is also used as a secondary peer group for named executive officers as applicable and a second management peer group that also applies to the other named executive officers (the “New Non-CEO Peer Group”). The peer group data was used to assist in determining competitive compensation for Alcoa Corporation management in connection with the separation and their respective assumption of senior roles with the new organization. The component companies for these peer groups are described under “New CEO Peer Group and New Non-CEO Peer Group,” in Attachment B.

Review Tally Sheets. For 2016 executive compensation decisions prior to the separation, the ParentCo Compensation Committee reviewed tally sheets that summarized various elements of historic and current compensation for each of its executive officers, including Messrs. Harvey and Oplinger. This information included compensation opportunity, actual compensation realized and wealth accumulation analyses. The tally sheets helped ParentCo synthesize the various components of its 2016 compensation program. The Alcoa Corporation Compensation Committee plans to review tally sheets in connection with making annual compensation decisions.

Maintain Robust Stock Ownership Guidelines. Alcoa Corporation maintains stock ownership requirements that align the interests of management with those of its stockholders by requiring executives to hold substantial equity in Alcoa Corporation until retirement. Alcoa Corporation’s stock ownership guidelines require that the CEO and each of the non-CEO named executive officers retain equity equal in value to 6 times and 2 to 3 times their base salaries, respectively. These guidelines reinforce management’s focus on long-term stockholder value and commitment to Alcoa Corporation.

Schedule Stock Option Grants to Promote Transparency and Consistency. Prior to the separation, ParentCo’s historical practice was to grant stock options to its executives at a fixed time every year, and with an exercise price based on the closing market price per share of ParentCo stock on the grant date. Alcoa Corporation expects to follow similar stock option grant practices.

Clawback Policies Incorporated into Incentive Plans. Alcoa Corporation’s Annual Incentive Compensation Plan (the “Annual Incentive Plan”), the Internal Revenue Code 162(m) Compliant Annual Cash Incentive Plan, and 2016 Stock Incentive Plan (the “2016 Stock Incentive Plan”) each contain “clawback” provisions regarding recoupment of compensation. In accordance with Alcoa Corporation’s Corporate Governance Guidelines, if the Alcoa Corporation Board learns of any misconduct by an executive officer that contributed to Alcoa Corporation having to restate all or a portion of its financial statements, the Alcoa Corporation Board may take remedial action against such person to recover certain incentive compensation, among other actions.

Double-Trigger Equity Vesting in the Event of a Change in Control. Double-trigger vesting generally means that if outstanding awards under the 2016 Stock Incentive Plan are replaced by the acquirer or related entity in a change in control of Alcoa Corporation, those replacement awards will not immediately vest on a “single trigger” basis, but vesting would accelerate only if the participant is terminated without cause or quits for good reason (as those terms are defined in the Alcoa Corporation Change in Control Severance Plan) within 24 months following the change in control. Performance-based stock awards will be converted to time-vested stock awards upon a change in control under the following terms: (i) if 50% or more of the performance period has been completed as of the date on which the change in control has occurred, then the number of shares or the value of the award will be based on actual performance completed as of the date of the change in control; or (ii) if less than 50% of the performance period has been completed as of the date on which the change in control has occurred, then the number of shares or the value of the award will be based on the target number or value.

Pay Competitive Salaries to Senior Executives. Prior to the separation, ParentCo set the salaries of its 2016 executive officers, including Messrs. Harvey and Oplinger, after consideration of the median of the peer group for their respective positions, performance, and other factors. ParentCo used this same approach in setting and approving base salaries for our named executive officers, other than Mr. Oplinger, who were being promoted to senior executive positions with Alcoa Corporation at the time of the separation. Mr. Oplinger’s salary, IC and LTI targets were reviewed, but not changed, based on ParentCo’s determination that his compensation was appropriate for his position and the size of Alcoa Corporation following the separation. We describe more fully the decisions regarding 2016 base salaries for our named executive officers below under “2016 Base Salaries.”

Provide Appropriate Benefits to Senior Executives. The named executive officers participate in the same benefit plans as Alcoa Corporation’s salaried employees. Alcoa Corporation provides retirement and benefit plans to senior executives for the same reasons it provides them to employees—to provide a competitive compensation package that offers an opportunity for retirement, savings and health and welfare benefits. Retirement plans for senior executives generally pay the same formula amount as retirement plans for salaried employees. At the time of separation, ParentCo benefit plans were replicated for Alcoa Corporation employees.

Maintain a Conservative Compensation Risk Profile. Prior to the separation, the ParentCo Compensation Committee evaluated the risk profile of ParentCo’s compensation programs when establishing policies and approving 2016 plan design, and the ParentCo Board of Directors annually considered risks related to compensation in its oversight of enterprise risk management. These evaluations noted numerous ways in which compensation risk is effectively managed or mitigated, including the following factors:

•	A balance of corporate and business unit weighting in incentive compensation plans;

•	A balanced mix between short-term and long-term incentives;

•	Caps on incentives;

•	Use of multiple performance measures in the annual cash incentive compensation plan and the equity incentive plan, with a focus on operational targets to drive free cash flow and profitability;

•	Discretion retained by the ParentCo Compensation Committee to adjust awards;

•	Stock ownership guidelines requiring holding substantial equity in ParentCo until retirement;

•	Clawback policies applicable to all forms of incentive compensation;

•	Anti-hedging provisions in the insider trading policy; and

•	Restricting stock options to 20% of the value of equity awards to senior officers.

The Alcoa Corporation Compensation Committee will evaluate risk relative to its compensation programs for 2017.

Consider Tax Deductibility When Designing and Administering Incentive Compensation. Section 162(m) of the Code limits deductibility of certain compensation to $1 million per year for the CEO and each of the three other most highly compensated executive officers (other than the CFO) who are employed at year-end (“covered employees”). If certain conditions are met, performance-based compensation may be excluded from this limitation. Alcoa Corporation’s incentive compensation plans are designed with the intention that performance-based compensation paid under them may be eligible to qualify for deductibility under Section 162(m) and, in making compensation decisions, the Alcoa Corporation Compensation Committee intends to consider the potential deductibility of proposed compensation.

Section 162(m) includes a special transition period for certain spin offs of subsidiaries of publicly held companies that become separately held public companies. During this transition period, any compensation paid to covered employees under the Annual Incentive Plan and the 2016 Stock Incentive Plan will be exempt from the deduction limits under Section 162(m) for a limited period of time even without stockholder approval, so long as the other applicable requirements of Section 162(m) are met (i.e., requirements relating to the composition of the compensation committee, the performance goals and the certification of the performance goals). This transition period is applicable for compensation paid in connection with annual incentive bonuses, stock options, stock appreciation rights, restricted shares or restricted share units granted under the Annual Incentive Plan and the 2016 Stock Incentive Plan, as applicable, prior to the first regularly scheduled meeting of Alcoa Corporation’s stockholders that occurs beginning 12 months after the date of the separation (which occurred on November 1, 2016). For compensation paid, and stock options, stock appreciation rights or restricted property granted under the Annual Incentive Plan and the 2016 Stock Incentive Plan after the date of that meeting, the plans must be approved by Alcoa Corporation’s stockholders to retain this exemption from deduction limits under Section 162(m).

The Alcoa Corporation Compensation Committee retains flexibility in administering its compensation programs and may exercise discretion to authorize awards or payments that it deems to be in the best interests of Alcoa Corporation and its stockholders which may not qualify for tax deductibility.

The ParentCo Compensation Committee Retained, and the Alcoa Corporation Compensation Committee Retains, an Independent Compensation Consultant. In 2016, the ParentCo Compensation Committee directly retained an independent consultant, Pay Governance LLC, that provided advice as requested by the ParentCo Compensation Committee on the amount and form of certain executive compensation components, including, among other items, executive compensation best practices, insights concerning SEC and say-on-pay policies, and analysis and review of ParentCo’s compensation plans for executives. The independent consultant did not provide any services to ParentCo other than the services provided directly to the ParentCo Compensation Committee. ParentCo utilized broad-based comparative compensation survey data from Willis Towers Watson, which survey data was not customized for ParentCo, to assist with its general understanding as to whether its compensation programs were competitive with the market.

The Alcoa Corporation Compensation Committee has retained Pay Governance LLC to advise it on matters relating to executive and director compensation.

What We Don’t Do

No Dividend Equivalents on Stock Options and Unvested Awards. Alcoa Corporation currently does not pay a regular dividend. If and to the extent that Alcoa Corporation determines to pay dividends in the future, dividend equivalents would be accrued and paid on certain awards only if and when such awards vest. Such dividend equivalents would be calculated at the same rate as any dividends paid on the common stock of Alcoa Corporation. Dividend equivalents would not be paid on stock options. Restricted share units, granted by the ParentCo, have accrued dividend equivalents, which will be paid only if and when such awards vest.

No Share Recycling. The 2016 Stock Incentive Plan prohibits share recycling. Shares tendered in payment of the purchase price of a stock option award or withheld to pay taxes may not be added back to the available pool of shares.

No Repricing of Underwater Stock Options (including cash-outs). The 2016 Stock Incentive Plan prohibits repricing, including cash-outs.

No Short Selling, Hedging or Pledging of Alcoa Corporation Stock. Short sales of Alcoa Corporation securities (sales of securities which are not then owned) and derivative or speculative transactions in Alcoa Corporation securities by Alcoa Corporation’s directors, officers and employees are prohibited. No director, officer or employee or any designee of such director, officer or employee is permitted to purchase or use financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Alcoa Corporation securities. Directors and officers subject to Section 16 of the Exchange Act are prohibited from holding Alcoa Corporation securities in margin accounts and from pledging Alcoa Corporation securities as collateral.

No Excise Tax Gross-Ups for Participants in Alcoa Corporation Change in Control Severance Plan. The Change in Control Severance Plan provides that no excise or other tax gross-ups will be paid, and that severance benefits will be available only upon termination of employment for “good reason” by an officer or without cause by Alcoa Corporation. For a discussion of the Alcoa Corporation Change in Control Severance Plan, see “—Potential Payments upon Termination or Change in Control.”

No Employment Contracts. None of the named executive officers have employment contracts with Alcoa Corporation.

No Significant Perquisites. Consistent with Alcoa Corporation’s and ParentCo’s executive compensation philosophies and their respective commitment to emphasize performance-based pay, we limit the perquisites provided to executive officers to those that serve reasonable business purposes.

2015 ParentCo Say-on-Pay Vote and Impact on 2016 Executive Pay Decisions

ParentCo viewed the significant support (92% of the votes cast at ParentCo’s 2015 stockholders’ meeting) in favor of ParentCo’s 2015 say-on-pay proposal as reinforcement of stockholder support of ParentCo’s executive compensation philosophy and plans and, as such, the vote did not impact the overall design of the 2016 executive compensation program.

The Alcoa Corporation Compensation Committee will consider stockholder input, including the advisory “say-on-pay” vote, as it evaluates the design of executive compensation programs and the specific compensation decisions for executive officers in the future. As a new publicly-traded company, the first say-on-pay vote for Alcoa Corporation will be held at Alcoa Corporation’s 2017 annual meeting of stockholders.

ParentCo’s 2016 Executive Compensation Decisions

Because Alcoa Corporation has been an independent company only since November 2016, most of the decisions impacting 2016 executive compensation were made by ParentCo and grounded in its executive compensation philosophy and policies. The newly-formed Alcoa Corporation Compensation Committee reviewed and affirmed decisions made by ParentCo in November 2016.

To attract, motivate, align and retain high performing executives, ParentCo designed its 2016 executive compensation program at median base salary levels while providing cash and equity incentives that motivate exceptional performance. Given the demanding leadership challenges confronting the aluminum industry in recent years, the prospect of an upside in IC and LTI had proven to be a major retention factor and had a demonstrable impact on motivating managers to achieve strong operational and financial performance. ParentCo set thresholds that eliminate payouts for missing targets by more than a small margin. While the reduced payout slope from target to minimum was steep, ParentCo established payout multiples for overachievement that could be earned only with significant upside performance.

ParentCo designed its 2016 executive compensation program to make equity the most significant portion of total compensation for senior executives and managers, increasing the portion of performance-based equity with the level of responsibility. For 2016, post-separation, 12% to 32% of named executive officer compensation was fixed in the form of base salary, and the remaining 68% to 88% was performance-based and at-risk, which included IC and LTI awards.

Components of ParentCo’s 2016 Executive Compensation Program

2016 Base Salaries

Each ParentCo 2016 executive officer, including Messrs. Harvey and Oplinger, received a salary that was determined after consideration of the median of the peer group for their respective positions, performance and other factors. ParentCo paid salaries to its executive officers to ensure an appropriate level of fixed compensation that enables the attraction and retention of highly skilled executives and mitigates the incentive to assume highly risky business strategies to maximize annual cash IC. The base salaries for the named executive officers at the beginning of 2016 were as follows: Mr. Harvey, $525,000, Mr. Oplinger, $550,000, Mr. Sigurðsson, $444,000, Ms. Fisher, $346,688, and Mr. Heeter, $265,421.

In connection with the separation, changes were made to the base salaries of the named executive officers, other than Mr. Oplinger, to reflect their promotions into senior executive roles with Alcoa Corporation. The base salaries of Messrs. Harvey, Sigurðsson, and Heeter, and Ms. Fisher increased to $925,000, $480,000, $390,000, and $390,000, respectively. As previously described, Mr. Oplinger’s base salary remained the same, as he continued in the same role following separation.

2016 Annual Incentive Compensation

2016 Annual Cash Incentive Compensation Target Setting

For 2016, ParentCo developed targets consistent with the expectation of a separation occurring in 2016, as follows:

•	Targets were established based on the performance of ParentCo for the 10 months prior to the separation (i.e., January 1, 2016 through October 31, 2016) (the “ParentCo Performance Targets”).

•	Targets also were established based on (i) ParentCo’s Global Primary Products business, which primarily constitutes the business of Alcoa Corporation following the separation, and (ii) an allocation of ParentCo corporate costs for Alcoa Corporation (the “Alcoa Corporation Performance Targets”).

Annual cash IC for 2016 for the named executive officers was based on the following parameters:

•	80% financial targets, consisting of adjusted free cash flow (40%) and adjusted EBITDA (40%), as more fully described below; and

•	20% other targets, consisting of safety (5%), environmental (5%), and diversity (10%), each as more fully described below.

Ultimately, the annual cash IC will be measured in one of two ways for the named executive officer, depending upon the named executive officer’s business or resource unit at the beginning of the performance period:

•	100% of the IC payout for Messrs. Oplinger and Heeter and 50% of the IC payout for Messrs. Harvey and Sigurðsson and Ms. Fisher will be based on (i) the ParentCo Performance Targets for the 10 months prior to the separation and (ii) the Alcoa Corporation Performance Targets for the two months following the separation; and

•	The remaining 50% of the IC payout for Messrs. Harvey and Sigurðsson and Ms. Fisher will be based on the Alcoa Corporation Performance Targets for the entire 12-month performance period for 2016.

The below chart describes the specific metrics for the ParentCo Performance Targets and Alcoa Corporation Performance Targets for the 2016 annual IC awards.

Performance Metric(1)	ParentCo Performance Targets		Alcoa Corporation Performance Targets
Adjusted Free Cash Flow(2)	$(710	)M	$(247	)M
Adjusted EBITDA(2)	$2,386	M	$893	M
Safety(3) DART (measured in days away from work)	0.48		0.385
Environmental(4) CO2 Emissions Reduction (metric tons)	195,183		171,077
Diversity (as percentage of workforce) Executive Level Women, Global Executive Level Minorities, U.S. Professional Level Women, Global Professional Level Minorities, U.S.	22.8 16.0 28.0 19.0	% % % %	20.9 23.4 20.9 16.8	% % % %

(1)	The maximum payout for each financial and non-financial metric is 200%.
(2)	The free cash flow and EBITDA financial measures have not been calculated in accordance with generally accepted accounting principles (“GAAP”). A description of the calculation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is provided below under “Calculation of Financial Measures.”
(3)	The safety metric focuses on reducing the number of serious injuries, based upon the DART (Days Away, Restricted and Transfer) rate, which measures injuries and illnesses that involve one or more days away from work per 100 full-time workers and days in which work is restricted or employees are transferred to another job due to injury per 100 full-time workers.
(4)	The environmental metric relates to a reduction of carbon dioxide emissions in 2016.

Alcoa Corporation’s annual IC plan has been structured with the intent of enabling the Alcoa Corporation Compensation Committee to award compensation that constitutes performance-based compensation under Section 162(m) of the Code. If adjusted EBITDA (calculated as described above and normalized for LME and FX (both of which are further described below)) is greater than $500 million in 2016, the 2016 plan pool funds at 300% of each named executive officer’s individual maximum annual IC, with the Alcoa Corporation Compensation Committee reserving the discretion to reduce 2016 annual IC pay-outs based on the formulas described below for each named executive officer.

Additional Information Regarding Financial Measures

The 2016 financial measures for annual IC were equally weighted between adjusted free cash flow and adjusted EBITDA. As adjusted, these metrics exclude separation costs. Additionally, to adjust for certain items that are outside of management’s control, we normalize for the following factors, which may have significant effects on financial results, and none of which management performance may impact:

•	London Metal Exchange Pricing (“LME”): Without normalization, in years when the LME price of aluminum rises rapidly relative to plan (i.e., our forecasts), annual IC would be less effective as a performance incentive because management would receive an unearned benefit. Conversely, when the LME price of aluminum falls dramatically relative to our plan, failure to normalize would demotivate employees by placing annual IC awards out of reach for reasons beyond their control. Our use of normalization enables us to drive operational and financial performance, particularly in recent years of volatile LME aluminum prices.

•	Currency Exchange Rates: Since our revenues are largely United States dollar-denominated, while costs in non-United States locations are largely denominated in local currency, the volatility of currency exchange rates may have a significant impact on earnings. As our commodities are traded in United States dollars, we typically have seen an inverse correlation to foreign currency exchange. Therefore, to avoid double counting, the normalization for the commodity price swings needs to be corrected by concurrent normalization of foreign exchange.

•	Premiums/Special Items: In addition to LME and foreign currency normalization, results historically have been adjusted by ParentCo to account for 50% of fluctuations in regional aluminum premiums compared to plan. Also, to ensure management maximizes performance on factors within their control, special item adjustments may be recommended to the Alcoa Corporation Board for approval such as restructuring programs and one-time production disruption events.

Because we generally do not hedge foreign exchange or LME fluctuations, normalization is a practice that ParentCo has followed for many years, and that Alcoa Corporation expects to continue to follow. Normalization adjustments, if any, will not be determined until the Alcoa Corporation Compensation Committee meets to determine whether the 2016 annual IC awards have been earned, which is expected to occur at the Committee’s meeting to be held in early February 2017.

2016 Target Annual IC Opportunities of Each Named Executive Officer and Impact of the Separation

In January 2016, target incentive opportunities were set for each named executive officer based on his or her then-current job band. Following the separation, the 2016 target bonus opportunities for each named executive officer, other than Mr. Oplinger, increased in connection with their assumption of senior executive roles with Alcoa Corporation (and related increase to base salary amounts). These target opportunities are set forth in the chart below.

Named Executive Officer	Target Annual IC Opportunity Pre-Separation (% of Base Salary Earnings)	Target Annual IC Opportunity Post-Separation (% of Base Salary Earnings)	Total Target Annualized IC Opportunity for 2016 (% of Base Salary Earnings)
Roy C. Harvey	100	140	107
William F. Oplinger	100	100	100
Tomas M. Sigurðsson	65	100	71
Leigh Ann C. Fisher	55	75	58
Jeffrey D. Heeter	45	75	50

2016 Annual IC Payout

At the time of this filing, the Alcoa Corporation Compensation Committee had not met to determine whether the 2016 annual IC awards had been earned. This determination by the Alcoa Corporation Compensation Committee is expected to occur at its meeting to be held in early February 2017. Following the Alcoa Corporation Compensation Committee’s review and determination of 2016 performance, total payouts under the Annual Incentive Plan will be determined as follows:

•	100% of the annual IC payout for Messrs. Oplinger and Heeter and 50% of the annual IC payout for Messrs. Harvey and Sigurðsson and Ms. Fisher will be based on the following formula, which is (i) ParentCo Performance Targets measured from January 1, 2016 through October 31, 2016 and (ii) Alcoa Corporation Performance Targets measured annually and prorated for November 1, 2016 through December 31, 2016.

1. Payout based on ParentCo Performance Targets (January 1, 2016 – October 31, 2016)

Pre-Separation Base Salary Earnings (10-month period)	x	Pre-Separation Target Incentive Opportunity	x	% Achievement Based on Results	x	Individual Performance Multiplier(1)	=	Pre-Separation Portion of Annual IC

+
2. Payout based on Alcoa Corporation Performance Targets (October 31, 2016 – December 31, 2016)

Post-Separation Base Salary Earnings (two-month period)	x	Post-Separation Target Incentive Opportunity	x	% Achievement Based on Results	x	Individual Performance Multiplier(1)	=	Post-Separation Portion of Annual IC

•	The remaining 50% of the annual IC payout for Messrs. Harvey and Sigurðsson and Ms. Fisher will be based on the following formula, which is Alcoa Corporation Performance Targets measured from January 1, 2016 through December 31, 2016.

Payout based on Alcoa Corporation Performance Targets (January 1, 2016 – December 31, 2016)

Pre-Separation Base Salary Earnings (10-month period)	x	Pre-Separation Target Incentive Opportunity	x	% Achievement Based on Results	x	Individual Performance Multiplier(1)	=	Pre-Separation Portion of Annual IC

+
Post-Separation Base Salary Earnings (two-month period)	x	Post-Separation Target Incentive Opportunity	x	% Achievement Based on Results	x	Individual Performance Multiplier(1)	=	Post-Separation Portion of Annual IC

(1)	Following the end of the annual performance period, individual performance multipliers will be assigned to the named executive officers and considered by the Alcoa Corporation Compensation Committee.

2016 Equity Awards: Stock Options, Restricted Share Units and Performance-Based Restricted Share Units

ParentCo 2016 Long-Term Incentive Awards

In January 2016, ParentCo granted 2016 LTI awards to the named executive officers in order to align their interests with those of stockholders, link compensation to stock price appreciation over a multi-year period, and support the retention of the ParentCo management team. The 2016 LTI awards were in the form of performance-based restricted share units and/or either time-vesting stock options or restricted share units based upon the job band of the named executive officer at the time and their performance.

•	The ParentCo stock options vest ratably over a three-year period (one-third vests each year on the anniversary of the grant date) and, if unexercised, will expire the earlier of ten years from the date of grant or five years after retirement.

•	Time-vested ParentCo restricted share units vest on the third anniversary of the grant date, providing a multi-year retention incentive.

•	For performance-based ParentCo restricted share units, performance is based on achievement against annual targets. Earned performance-based restricted share units will be converted into shares of common stock three years from the date of the grant (subject to the Alcoa Corporation Compensation Committee approval of performance results) if the executive remains actively employed. The number of performance-based restricted share units earned at the end of the three-year plan will be determined as follows, based on the annual payout percentages over the three-year period: (i) 1/3 of the award is based on performance against the 2016 targets; (ii) 1/3 of the award will be based on performance against the targets to be established for 2017; and (iii) 1/3 of the award will be based on performance against the targets to be established for 2018.

For each year, a minimum performance level has been or will be established. For performance below such minimum level, the portion of the award subject to performance criteria in that year will be forfeited and will not carry over into any future performance period.

Upon separation, outstanding equity awards held by the named executive officers were converted into equity awards relating to Alcoa Corporation stock with the same terms and conditions, including vesting and exercise periods, as further discussed below.

2016 Grants of Long-Term Incentive Awards to Each NEO

The following chart provides information regarding ParentCo’s 2016 grants of equity awards to each NEO (as adjusted for ParentCo’s 1:3 reverse stock split effected on October 5, 2016):

Name	Stock Options	Restricted Share Units	Performance-Based Restricted Share Units (Target)
Roy C. Harvey	57,000	0	71,720
William F. Oplinger	50,316	0	63,306
Tomas M. Sigurðsson	0	14,973	14,973
Leigh Ann C. Fisher	13,920	4,640	9,280
Jeffrey D. Heeter(1)	0	12,373	0

(1)	Mr. Heeter was not eligible for performance-based restricted share unit awards in 2016.

Treatment of Equity-based Compensation in the Separation

Alcoa Corporation adopted the 2016 Stock Incentive Plan in connection with the separation. The Alcoa Corporation equity-based compensation awards into which the outstanding ParentCo equity-based compensation awards were converted upon the separation, pursuant to the terms of the separation agreement, were issued pursuant to the 2016 Stock Incentive Plan and, accordingly, reduced the shares available for issuance under the 2016 Stock Incentive Plan.

Stock Options Held by Alcoa Corporation Employees. Each award of ParentCo stock options held by a named executive officer was converted into an award of stock options with respect to Alcoa Corporation common stock. The exercise price of, and number of shares subject to, each such award was adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award otherwise continues to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Restricted Share Units Held by Alcoa Corporation Employees. Each award of ParentCo restricted share units held by a named executive officer was converted into an award of restricted share units with respect to Alcoa Corporation common stock. The number of shares subject to each such award was adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award otherwise continues to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Performance-Based Restricted Share Units Held by Alcoa Corporation Employees. Each award of ParentCo performance-based restricted share units held by a named executive officer was converted into an award of performance-based restricted share units with respect to Alcoa Corporation common stock. The number of shares subject to each such award was adjusted in a manner intended to preserve the aggregate intrinsic value of the original ParentCo award as measured immediately before and immediately after the separation, subject to rounding. Such adjusted award otherwise continues to have the same terms and conditions that applied to the original ParentCo award immediately prior to the separation.

Post-Separation Conversion of 2016 Alcoa Corporation Long-Term Incentive Awards

The following chart shows the as-converted 2016 ParentCo equity awards into Alcoa Corporation equity awards for each NEO following the separation.

2016 Alcoa Corporation Equity Awards (As-Converted from ParentCo Equity Awards)
Named Executive Officer	Options(1)	Time-Based Restricted Share Units(2)	Performance-Based Restricted Share Units (at target)(3)(4)
Roy C. Harvey	76,354	0	96,072
William F. Oplinger	67,400	0	84,801
Tomas M. Sigurðsson	0	20,057	20,057
Leigh Ann C. Fisher	18,646	6,215	12,431
Jeffrey D. Heeter	0	16,574	0

(1)	Options vest ratably over a three-year period and, if unexercised, will expire the earlier of (i) 10 years from the date of grant or (ii) five years following retirement.
(2)	Restricted share units cliff-vest on the third anniversary of the grant date. The ParentCo Compensation Committee granted the restricted share units at amounts based on the named executive officer’s job band and consideration of prior year individual performance.
(3)	The target award opportunities for performance-based restricted share units were set by the ParentCo Compensation Committee prior to the separation, based on the named executive officer’s job band and a review of market data, and subsequently reviewed by the Alcoa Corporation Compensation Committee. The target awards are subject to achievement of Alcoa Corporation performance goals (as described in greater detail below).
(4)

The number of performance-based restricted share units earned is based on performance over a three-year period, as follows: (i) 1/3 of the award is based on performance against 2016 targets (the “2016 performance-based restricted share units”), achievement of which will be determined by the Alcoa Corporation Compensation Committee in early 2017; (ii) 1/3 of the award will be based on performance against the targets to be established for 2017, which targets will be set by the Alcoa Corporation Compensation Committee in early 2017; and (iii) 1/3 of the award will be based on performance against the targets to be established for

2018, which targets will be set by the Alcoa Corporation Compensation Committee in early 2018. The performance-based restricted share units have a maximum payout opportunity of 200%.

Performance-Based Restricted Share Units Design and 2016 Performance Targets

In anticipation of the separation, the ParentCo Compensation Committee set performance goals applicable to the 2016 tranches of each of the 2016, 2015 and 2014 performance-based restricted share unit awards in one of two ways, depending upon the named executive officer’s business or resource unit at the beginning of 2016. The below chart describes the applicable targets and measurement dates, with a detailed description of the 2016 metrics following below (Mr. Heeter was not eligible for 2016 performance-based restricted share unit awards):

2016 Tranche of Performance-Based Restricted Share Unit Targets for Mr. Oplinger

Pre-Separation Performance (January 1, 2016 through October 31, 2016)	• ParentCo (excluding Alcoa Corporation) Performance Targets (weighted 50%) • Alcoa Corporation Performance Targets(1) (weighted 50%)

Post-Separation Performance (November 1, 2016 through December 31, 2016)	• Alcoa Corporation Performance Targets(2) (weighted 100%)

2016 Tranche of Performance-Based Restricted Share Unit Targets for Messrs. Harvey and Sigurðsson and Ms. Fisher
Full-Year Performance (January 1, 2016 through December 31, 2016)	• Alcoa Corporation Performance Targets(2) (weighted 100%)

(1)	Measured Alcoa Corporation performance for January 1, 2016 through October 31, 2016.
(2)	Measured Alcoa Corporation performance (annualized) for January 1, 2016 through December 31, 2016.

These targets and the below metrics were structured so that ParentCo could monitor and incentivize progress each year of the three-year business plan, a critical factor given the volatility of the pricing of the aluminum commodity and of ParentCo’s overall business condition. The ParentCo Compensation Committee set 2016 financial targets and metrics using the same philosophy and methodology as that discussed above for the determination of financial targets and metrics for annual IC.

The below charts describe the specific metrics for the ParentCo (excluding Alcoa Corporation) Performance Targets and Alcoa Corporation Performance Targets for the 2016 tranches of the performance-based restricted share unit awards:

ParentCo (excluding Alcoa Corporation) Performance Targets (January 1, 2016—October 31, 2016)
Metric (%)	Target	Weighting
Revenue Growth(1)	10.6%	25%
EBITDA Margin(1)(2)	14.5%	75%
Total		100%

Alcoa Corporation Performance Targets (January 1, 2016—December 31, 2016)
Metric ($/MT)	Target	Weighting
Aluminum EBITDA per metric ton(1)	108	50%
Alumina EBITDA per metric ton(1)	39	50%
Total		100%

(1)	These financial measures have not been calculated in accordance with GAAP. A description of the calculation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is provided below under “Calculation of Financial Measures.”
(2)	EBITDA Margin is calculated by dividing EBITDA by total revenue for the period January 1, 2016 through October 31, 2016.

Performance-Based Restricted Share Unit Awards and 2016 Payout Calculations

The 2016 tranches of performance-based restricted share unit award payout calculations will be determined as follows.

•	For Mr. Oplinger (the sums of 1. and 2.):

1. Payout Based on Pre-Separation Performance (January 1, 2016 – October 31, 2016)

Target Opportunity (Number of Restricted Share Units)	x	10/12	x	% Achievement Based on ParentCo (excluding Alcoa Corporation) Performance Targets (50%) and Alcoa Corporation Performance Targets (50%)	=	Potential Payout based on 1/1/2016 – 10/31/2016 Performance

2. Payout Based on Post-Separation Performance (November 1, 2016 – December 31, 2016)

Target Opportunity (Number of Restricted Share Units)	x	2/12	x	% Achievement Based on Alcoa Corporation Performance Targets (100%)	=	Potential Payout based on 11/1/2016 – 12/31/2016 Performance

•	For Messrs. Harvey and Sigurðsson and Ms. Fisher:

Payout Based on Full-Year Performance (January 1, 2016 – December 31, 2016)

Target Opportunity (Number of Restricted Share Units)	x	% Achievement Based on Alcoa Corporation Performance Targets (100%)	=	Potential Payout based on Performance

The named executive officers will earn the 2016 tranches of their performance-based restricted share unit awards if the above-described performance targets are achieved with respect to 2016 performance, which will be determined by the Alcoa Corporation Compensation Committee. As stated above, the performance range for each metric is 0% to 200%. Additionally, the performance goals applicable to the awards were subject to the same normalization and adjustment principles described above under “2016 Annual Incentive Compensation—Financial Measures.

At the time of this filing, the Alcoa Corporation Compensation Committee had not met to determine whether the 2016 performance goals had been met, or whether any normalization adjustments would be made. These determinations by the Alcoa Corporation Compensation Committee are expected to occur at its meeting to be held in early February 2017.

Other Compensation Plans and Arrangements of Alcoa Corporation

Alcoa Corporation Internal Revenue Code 162(m) Compliant Annual Cash Incentive Compensation Plan

In connection with the separation, the Company adopted the Alcoa Corporation Internal Revenue Code 162(m) Compliant Annual Cash Incentive Compensation Plan (the “162(m) Annual Incentive Plan”). Each executive officer of the Company who is designated by the Alcoa Corporation Compensation Committee, is eligible to participate in the 162(m) Annual Incentive Plan. The Company’s annual IC plan has been structured with the intent of enabling the Alcoa Compensation Committee to award compensation that constitutes performance-based compensation under Section 162(m) of the Code.

Change in Control Severance Plan

In connection with the separation, Alcoa Corporation adopted the Alcoa Corporation Change in Control Severance Plan (the “CIC Severance Plan”). The named executive officers and other officers designated by the

Alcoa Corporation Compensation Committee are eligible to participate in the CIC Severance Plan. Under the CIC Severance Plan, an eligible employee who incurs a qualifying termination of employment, which is generally a termination without cause or resignation for good reason within two years following a change in control, will generally be entitled to receive (i) cash severance equal to three times, in the case of the CEO, CFO and General Counsel, and two times, in the case of other participants, the sum of the employee’s annual base salary and his or her target incentive compensation with respect to the year of the change in control, (ii) a pro-rated annual bonus for the year in which the termination occurs, (iii) continued life, accident and health benefits for up to three years, in the case of the CEO, CFO and General Counsel, and up to two years, in the case of other participants, following the qualifying termination of employment, (iv) a cash lump sum amount representing the estimated equivalent of three years, in the case of the CEO, CFO and General Counsel, and two years, in the case of other participants, of Alcoa Corporation contributions to the Alcoa Corporation defined contribution plans in which the employee participates, (v) a cash lump sum amount representing the estimated incremental increase in actuarial benefit that would have been accrued on behalf of the employee during the three years, in the case of the CEO, CFO and General Counsel, and two years, in the case of other participants, following the qualifying termination under the Alcoa Corporation defined benefit plans in which the employee participates, if any, and (vi) reasonable outplacement services for a period of up to six months. In addition, the eligible employee will be entitled to receive benefits under Alcoa Corporation’s post-retirement health care if the employee would have become entitled to benefits under this plan had he or she remained employed during the three years, in the case of the CEO, CFO and General Counsel, and two years in the case of other participants, following the qualifying termination. If amounts payable to an officer under the CIC Severance Plan would be subject to an excise tax under Section 4999 of the Code, such amounts will be reduced if necessary to maximize the after-tax payment to the officer.

Severance Agreements

Severance agreements were entered into by and between Alcoa Corporation and each of the CEO and CFO (together, the “CEO/CFO Severance Agreements”) and other named executive officers (collectively, the “Officer Severance Agreements”), for the purpose of providing severance benefits to such officers upon a qualifying termination of employment that occurs other than in connection with a change in control. Payment is generally contingent upon the officer’s execution of a release of claims.

Under the CEO/CFO Severance Agreement, the officer will receive a payment of $50,000 upon a voluntary resignation where such officer provides three months’ notice to Alcoa Corporation contingent upon a release of claims. Upon an involuntary termination, such officer is generally entitled to receive (i) cash severance equal to two times the officer’s annual base salary, (ii) a pro-rated annual bonus for the year in which the termination occurs, (iii) $50,000 in consideration of execution of a release of claims, (iv) continued health benefits for two years following termination, and (v) a cash lump sum amount designed to provide two years of additional pension or retirement benefits under the Company defined benefit plans or, as applicable, defined contribution plans in which the officer participates.

Under the Officer Severance Agreement, upon an involuntary termination of the officer’s employment, the officer is generally entitled to receive (i) cash severance equal to the officer’s annual base salary, (ii) a pro-rated annual bonus for the year in which the termination occurs, (iii) continued health benefits for one year following termination, and (iv) either one year of additional pension service under the Alcoa Corporation defined benefit plans or a lump sum amount equal to Alcoa Corporation’s contribution to the defined contribution plans for one year.

Alcoa Corporation Deferred Compensation Plan

Under the Alcoa USA Corp Deferred Compensation Plan, participants may defer base salary amounts and certain incentive plan awards until a later date. Generally, earnings on nonqualified deferred compensation include returns on notional investments that mirror the investment alternatives available to all salaried employees under the Alcoa Retirement Savings Plan for Salaried Employees.

Incentive Compensation Plan

In connection with the separation, Alcoa Corporation adopted the Incentive Compensation Plan of Alcoa Corporation (the “Incentive Compensation Plan”). Officers and other key employees of Alcoa Corporation and its subsidiaries who are designated by the Alcoa Corporation Compensation Committee, including named executive officers, are eligible to participate in the Incentive Compensation Plan. The Incentive Compensation Plan provides for the grant of annual cash incentive compensation awards to eligible participants with respect to calendar year performance. Awards under the Incentive Compensation Plan are earned based on individual performance and achievement of financial and non-financial performance metrics established by the Alcoa Corporation Compensation Committee.

Employment Termination and Change in Control Terms in Annual Incentive and Equity Awards

Change in Control Provisions in Alcoa Corporation 2016 Stock Incentive Plan

The Alcoa Corporation 2016 Stock Incentive Plan provides for double-trigger equity vesting in the event of a change in control (as defined in the 2016 Stock Incentive Plan). This generally means that if outstanding awards under the 2016 Stock Incentive Plan are replaced by the acquirer or related entity in a change in control of Alcoa Corporation, those replacement awards will not immediately vest on a “single trigger” basis, but vesting would accelerate only if the participant is terminated without cause or quits for good reason (as those terms are defined in the Alcoa Corporation Change in Control Severance Plan) within 24 months following the change in control.

Change in Control Provisions in Alcoa Corporation Incentive Compensation Plan

In the event of a change in control, officers and other key employees receiving compensation pursuant to the Incentive Compensation Plan, at the discretion of the Alcoa Corporation Compensation Committee, shall be paid a pro-rata portion of target incentive compensation for the calendar year for which awards were made, based on the days of service during such calendar year from the beginning of the calendar year through the date of the change in control.

Calculation of Financial Measures

Free Cash Flow and Adjusted EBITDA are non-GAAP (accounting principles generally accepted in the United States of America) financial measures. Management does not consider these non-GAAP measures to be a replacement of the most directly comparable GAAP measure, but instead provides such measures as additional information to consider when evaluating the Company’s financial performance. The following descriptions explain Alcoa Corporation’s definition for each of these measures.

Free Cash Flow is cash from operations minus capital expenditures. Management believes that this measure is meaningful to investors because management reviews cash flows generated from operations after taking into consideration capital expenditures as these expenditures are considered necessary to maintain and expand Alcoa Corporation’s asset base and are expected to generate future cash flows from operations. It is important to note that Free Cash Flow does not represent the residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from the measure.

Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa Corporation’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Revenue growth is year-over-year improvement in Sales.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Sales.

Alumina Adjusted EBITDA per metric ton is calculated by dividing Alcoa Corporation’s Alumina segment’s Adjusted EBITDA by total metric tons shipped.

Aluminum Adjusted EBITDA per metric ton is calculated by dividing Alcoa Corporation’s Cast Products segment’s Adjusted EBITDA by total metric tons shipped.

For incentive compensation purposes only (including under the long-term incentive plan), the above metrics may be adjusted to reflect, among other items, the normalization of the London Metal Exchange aluminum prices and foreign currency exchange rates, as well as differences in special items, realized in a particular year’s financial results to those contemplated in the Company’s financial plan established at the beginning of that same year. Alcoa defines special items as restructuring and other charges, discrete tax items, and other special items.

2016 Peer Group Companies

Please see “Attachment B—Peer Group Companies” for a listing of the companies that comprise the one ParentCo Peer Group and two Alcoa Corporation peer groups relevant to the 2016 compensation decisions.

Summary Compensation Table

The following table sets forth information concerning the compensation historically awarded to, earned by, or paid to, our named executive officers in 2016.

No amounts are included in the “Non-Equity Incentive Plan Compensation” and “Total” columns because the amounts earned under the 2016 annual IC have not yet been determined by the Alcoa Corporation Compensation Committee as further explained in footnote 4 below.

Name and Principal Position (a)(1)	Year (b)	Salary ($) (c)	Bonus ($) (d)(2)	Stock Awards ($) (e)(3)	Option Awards ($) (f)(3)	Non-Equity Incentive Plan Compensation ($) (g)(4)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($) (h)(5)	All Other Compensation ($) (i)(6)	Total ($) (j)(8)
Roy C. Harvey(7)	2016	$591,667	$—	$946,334	$362,682		$262,577	$773,519
Chief Executive Officer	2015	$508,068		$1,100,318	$275,039	$454,307	$160,233	$523,369	$3,021,334

William F. Oplinger	2016	$550,000	$—	$1,389,794	$320,150		$446,202	$72,453
Executive Vice President and Chief Financial Officer	2015	$541,667		$1,600,406	$400,020	$479,375	$327,386	$37,500	$3,386,354
	2014	$500,000		$1,288,037	$322,028	$849,375	$413,526	$30,000	$3,402,966

Tómas Sigurðsson	2016	$450,001	$—	$568,966	$0		$3,758	$204,778
Executive Vice President and Chief Operating Officer	2015	$444,000		$495,423	$166,150	$340,635	$—	$295,103	$1,741,311

Leigh Ann C. Fisher	2016	$353,907	$—	$262,031	$88,569		$370,547	$18,710
Executive Vice President and Chief Administrative Officer	2015	$342,657		$330,904	$0	$230,629	$258,983	$15,900	$1,179,073

Jeffrey D. Heeter	2016	$284,017	$60,000	$250,267	$0		$197,450	$22,422
Executive Vice President, General Counsel and Secretary

Notes to 2016 Summary Compensation Table

(1)

Named Executive Officers. The named executive officers include the chief executive officer, the chief financial officer, and the next three highest paid executive officers at fiscal year-end 2016. We have excluded compensation for prior years to the extent permitted by applicable SEC rules. For purposes of determining the most highly compensated executive officers, the amounts shown in column (h) were excluded. As of November 1, 2016, Mr. Sigurðsson began to be paid in Icelandic króna and the amount reflected in the table are US dollar equivalents using an internal monthly average rate. Prior to November 1, 2016, Mr. Sigurðsson was paid in United States dollars.

(2)	Bonus. Amount in this column represents cash award paid by ParentCo in connection with efforts related to the separation.

(3)	Stock Awards and Option Awards. The value of stock awards in column (e) and stock options in column (f) equals the grant date fair value, which is calculated in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC Topic 718”). Amounts reflected in column (e) of the Summary Compensation Table include both time-vested and performance-based awards. Performance-based restricted share unit awards granted, or for which the performance criteria was established, in 2016 are shown at 100% of target. The grant date fair value of the performance-based restricted share unit awards, at target and maximum, are as follows:

Name		2016 Grant Date Value of Performance Award
	Grant Date(a)	At Target	At Maximum
Roy C. Harvey	1/19/2016	$483,562	$967,125
	1/20/2015	$366,795	$733,589
	1/16/2014	$95,977	$191,954

	Total	$946,334	$1,892,669
William F. Oplinger	1/19/2016	$426,832	$853,663
	1/20/2015	$533,526	$1,067,052
	1/16/2014	$429,436	$858,873

	Total	$1,389,794	$2,779,588
Tomas Sigurdsson	1/19/2016	$100,959	$201,917
	1/20/2015	$110,098	$220,195
	1/16/2014	$55,049	$110,098

	Total	$266,105	$532,210
Leigh Ann Fisher	1/19/2016	$62,574	$125,149
	1/20/2015	$55,136	$110,272
	1/16/2014	$50,474	$100,948

	Total	$168,184	$336,368
Jeffrey D. Heeter	1/19/2016	—	—
	1/20/2015	—	—
	1/16/2014	—	—

	Total	—	—

(a)	For each award, the performance criteria applicable to the 2016 tranche of the three-year performance period was approved by the ParentCo Compensation Committee in 2016. The grant dates listed in the column are the dates that the ParentCo Compensation Committee approved the establishment of the awards at the commencement of the applicable three-year performance period.

A restricted share unit is valued at the market price of a share of stock on the date of grant as determined by the closing price per share of the common stock. At the date of grant on January 19, 2016, the closing price per share of Alcoa Inc. common stock was $6.74. The adjusted grant date fair value was $15.10 after accounting for ParentCo’s one-for-three reverse stock split in October 2016 and the subsequent separation ratio.

For a discussion of the assumptions used to determine the aggregate grant date fair value of stock awards and stock options, please refer to “Attachment A” following this section.

(4)	Non-Equity Incentive Plan Compensation. This information is not known at the time of this filing. Alcoa Corporation will include this information once available in February 2017.

(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amount shown for 2016 reflects the aggregate change in the actuarial present value of each named executive officer’s accumulated benefit under all defined benefit and actuarial plans, including supplemental plans, from December 31, 2015 to December 31, 2016. Pension values may fluctuate significantly based on a number of factors, including age, years of service, average annual earnings, discount rate, mortality and exchange rate assumptions used for measurement of pension obligations from 2015 to 2016. Assumptions used are further described under “2016 Pension Benefits.”

(6)	All Other Compensation. Please see the information below regarding amounts set forth in this column.

Company Contributions to Savings Plans. Effective August 1, 2016, the named executive officers were eligible to participate in the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp and the Alcoa USA Corp. Deferred Compensation Plan. Prior to this time, the named executive officers were eligible to participate in the Alcoa Retirement Savings Plan, a tax-qualified retirement savings plan maintained by ParentCo, and the Deferred Compensation Plan, a non-qualified deferred compensation plan maintained by ParentCo. The plans maintained by Alcoa Corporation and by ParentCo operate in the same manner. Under the tax-qualified 401(k) plan, participating employees may contribute up to 25% of base pay on a pretax basis including up to 10% on an after-tax basis. The employer matches 100% of employee pretax contributions up to 6% of base pay. For U.S. salaried employees hired on or after March 1, 2006, including Mr. Sigurðsson, the employer makes an additional contribution (called the Employer Retirement Income Contribution) in an amount equal to 3% of salary and annual incentive compensation. This additional contribution is in lieu of a defined benefit pension plan, which was available to employees hired before March 1, 2006. Mr. Sigurðsson also participated in two Icelandic defined contribution saving plans in which the Company provided contributions of 8.5% for the mandatory plan and 4% for the voluntary plan.

If a named executive officer’s contributions to the tax-qualified plan exceed the limit on contributions imposed by the Code, the executive may elect to have the amount over the limit “spill over” into the nonqualified deferred compensation plan. In 2016, total contributions by ParentCo and the Company were as follows:

	Matching Contribution		3% Retirement Contribution		Total Contribution
	Savings Plan	Def. Comp. Plan	Savings Plan	Def. Comp. Plan
Roy C. Harvey	$15,900	$0	$0	$0	$15,900
William F. Oplinger	$15,900	$16,500	$0	$0	$32,400
Tómas Sigurðsson	$15,900	$6,300	$7,950	$13,369	$43,519
Leigh Ann C. Fisher	$15,900	$0	$0	$0	$15,900
Jeffrey D. Heeter	$15,485	$1,556	$0	$0	$17,041

Mr. Sigurðsson also participated in Icelandic defined contribution plans in which matching contributions in the amount of $8,763 were made by Alcoa Corporation. These contributions are included in the “All Other Compensation” column.

Relocation Expenses. In 2016, ParentCo provided a cash allowance of $262,500 to Mr. Harvey to assist in his transition from Knoxville, TN to the ParentCo headquarters in New York, NY. An additional $490,989, which includes a gross-up amount of $235,785, was provided as part of his relocation to New York, NY, in his then role as Executive Vice President and Group President, Global Primary Products with ParentCo. In 2016, Mr. Sigurðsson also received $130,784, which includes a gross-up amount of $67,446, in connection with his relocation from Switzerland to the United States.

Charitable Contributions. In 2016, the Alcoa Foundation matched $5,000 in contributions made by Mr. Oplinger to an approved charitable organization.

Company Car. In 2016, the company provided a car allowance to Mr. Sigurðsson in the amount of $7,206.

Dividend Equivalents and Fractional Shares. In 2016, ParentCo paid the associated accrued dividend in relation to the vesting of the 2013 time-vested and performance-based restricted share unit awards. Additionally, the ParentCo, in association with the ParentCo’s one-for-three reverse stock split effected on October 5, 2016 and the converted 2016 ParentCo equity awards into Alcoa Corporation equity awards post-separation effective November 1, 2016, made cash payments for any fractional share resulting from the aforementioned events.

Name	Relocation	Dividends and Fractional Shares	Auto Allowance	Charitable Contribution	Total All Other Comp (less Savings Plan)
Roy C. Harvey	$753,489	$4,130			$757,619
William F. Oplinger		$35,053		$5,000	$40,053
Tómas Sigurðsson	$130,784	$14,506	$7,206		$152,497
Leigh Ann C. Fisher		$2,810			$2,810
Jeffrey D. Heeter		$5,381			$5,381

(7)	Director Position. Mr. Harvey does not receive any additional compensation in connection with his service on the Alcoa Corporation Board.

(8)	Total Compensation. This amount will be updated to include the 2016 Non-Equity Incentive Plan Compensation amounts when available.

2016 Grants of Plan-Based Awards

The following table provides information on equity and non-equity plan-based awards granted by ParentCo to the named executive officers as part of their fiscal year 2016 equity and cash incentive opportunity.

The amounts that represent equity awards granted prior to the separation (which amounts were made in shares of ParentCo common stock), have been adjusted and converted into Alcoa Corporation equity awards. The exercise price of outstanding stock options was also adjusted in order to preserve the intrinsic value of the outstanding awards immediately prior to separation. In general, the adjusted and converted equity awards are subject to substantially the same terms and conditions as the original equity awards, including the original vesting schedule. Please refer to “Compensation Discussion & Analysis – Treatment of Equity-based Compensation in the Separation” for additional information, including a presentation of the post-separation 2016 equity awards.

Name (a)	Award (b)		Grant Dates (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(4) (#) (j)	All Other Option Awards: Number of Securities Underlying Options(3) (#) (k)	Exercise or Base Price of Option Awards ($/sh) (l)	2016 Grant Date Fair Value of Stock and Option Awards ($) (m)
				Threshold ($) (d)	Target ($) (e)	Maximum(4) ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)
Roy C. Harvey	IC	(1)	1/19/2016	$326,667	$653,333	$1,960,000
	Option	(3)	1/19/2016								76,354	$15.10	$362,682
	RSU	(4)	1/19/2016							—
	PRSU	(2)	1/19/2016				0	32,024	64,048				$483,562
	PRSU	(2)	1/20/2015				0	10,531	21,062				$366,795
	PRSU	(2)	1/16/2014				0	3,881	7,762				$95,977

	Total			$326,667	$653,333	$1,960,000	0	46,436	92,872		76,354		$1,309,016
William F. Oplinger	IC	(1)	1/19/2016	$275,000	$550,000	$1,650,000
	Option	(3)	1/19/2016								67,400	$15.10	$320,150
	RSU	(4)	1/19/2016							—
	PRSU	(2)	1/19/2016				0	28,267	56,534				$426,832
	PRSU	(2)	1/20/2015				0	15,318	30,636				$533,526
	PRSU	(2)	1/16/2014				0	17,365	34,730				$429,436

	Total			$275,000	$550,000	$1,650,000	0	60,950	121,900		67,400		$1,709,944
Tómas Sigurðsson	IC	(1)	1/19/2016	$160,250	$320,500	$961,500
	Option	(3)	1/19/2016								—	—	—
	RSU	(4)	1/19/2016							20,057			$302,861
	PRSU	(2)	1/19/2016				0	6,686	13,372				$100,959
	PRSU	(2)	1/20/2015				0	3,161	6,322				$110,098
	PRSU	(2)	1/16/2014				0	2,226	4,452				$55,049

	Total			$160,250	$320,500	$961,500	0	12,073	24,146	20,057			$568,966
Leigh Ann C. Fisher	IC	(1)	1/19/2016	$103,824	$207,649	$622,946
	Option	(3)	1/19/2016				—	—	—		18,646	$15.10	$88,569
	RSU	(4)	1/19/2016							6,215			$93,847
	PRSU	(2)	1/19/2016				0	4,144	8,288				$62,574
	PRSU	(2)	1/20/2015				0	1,583	3,166				$55,136
	PRSU	(2)	1/16/2014				0	2,041	4,082				$50,474

	Total			$103,824	$207,649	$622,946	0	7,768	15,536	6,215	18,646		$350,600
Jeffrey D. Heeter	IC	(1)	1/19/2016	$73,654	$147,308	$441,924
	Option	(3)	1/19/2016								—	—	—
	RSU	(4)	1/19/2016							16,574			$250,267
	PRSU	(2)	1/19/2016				—	—	—				$0
	PRSU	(2)	1/20/2015				—	—	—				$0
	PRSU	(2)	1/16/2014				—	—	—				$0

	Total			$73,654	$147,308	$441,924				16,574			$250,267

(1)	Represents 2016 annual cash incentive awards originally granted under ParentCo’s Incentive Compensation Plan and assumed under Alcoa Corporation’s Annual Incentive Plan post-separation. For additional information, please see “Compensation Discussion and Analysis—2016 Annual Incentive Compensation.”
(2)	Performance-based restricted share units originally granted under the 2013 Alcoa Stock Incentive Plan and converted and assumed by Alcoa Corporation as performance-based restricted share unit awards under the Alcoa Corporation 2016 Stock Incentive Plan post-separation. Grant dates for the performance-based restricted share units are for the 2016 tranches of such awards and are determined in accordance with ASC Topic 718. See “Compensation Discussion and Analysis—2016 Equity Awards: Stock Options, Restricted Share Units and Performance-Based Restricted Share Units.”
(3)	Time-vested stock options originally granted under the 2013 Alcoa Stock Incentive Plan and converted and assumed by Alcoa Corporation as time-based vesting stock options under the Alcoa Corporation 2016 Stock Incentive Plan post-separation. See “Compensation Discussion and Analysis—2016 Equity Awards: Stock Options, Restricted Share Units and Performance-Based Restricted Share Units.”
(4)	Time-vesting restricted share units originally granted under the 2013 Alcoa Stock Incentive Plan and converted and assumed by Alcoa Corporation as time-vested restricted share unit awards under the Alcoa Corporation 2016 Stock Incentive Plan post-separation. See “Compensation Discussion and Analysis—2016 Equity Awards: Stock Options, Restricted Share Units and Performance-Based Restricted Share Units.”

2016 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on outstanding Alcoa Corporation equity awards held by the named executive officers at December 31, 2016. In connection with the separation, ParentCo equity awards held by the named executive officers were converted into Alcoa Corporation equity awards effective November 1, 2016.

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (Exercisable)(1) (#)	Number of Securities Underlying Unexercised Options (Unexercisable)(1) (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(2) (#)	Market Value of Shares or Units of Stock That Have Not Vested* ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested* ($)
	(b)	(c)	(d)	(e)	(f)	(g)	(h)		(i)	(j)
Roy C. Harvey						61,872	$1,737,366		74,579	$2,094,178
Stock Awards[2],3
Time-Vested Options[1]
	— 9,158 31,054 12,431 4,625 10,930	76,354 18,316 15,526 — — —	— — — — — —	15.10 34.83 24.73 19.89 22.78 36.38	2026/01/19 2025/01/20 2024/01/16 2023/01/16 2022/01/20 2021/01/25

William F. Oplinger
Stock Awards[2],3						107,611	$3,021,717		71,852	$2,017,604
Time-Vested Options[1]	— 13,320 33,753 40,293 44,473 2,384 6,804	67,400 26,638 16,876 — — — —	— — — — — — —	15.10 34.83 24.73 19.89 22.78 36.38 30.33	2026/01/19 2025/01/20 2024/01/16 2023/01/16 2022/01/20 2021/01/25 2020/01/26

Tomas Sigurðsson
Stock Awards[2],3						57,305	$1,609,124		16,532	$464,219
Time-Vested Options[1]	5,533 13,181	11,064 —	— —	34.83 22.78	2025/01/20 2022/01/20

Leigh Ann C. Fisher
Stock Awards[2],3						27,131	$761,838		9,870	$277,150
Time-Vested Options[1]
	— 8,168 13,395 7,983 5,009 11,145	18,646 4,083 — — — —	— — — — — —	15.10 24.73 19.89 22.78 36.38 30.33	2026/01/19 2024/01/16 2023/01/16 2022/01/20 2021/01/25 2020/01/26

Jeffrey D. Heeter
Stock Awards[2]						32,700	$918,216	*	0	$0

*	The closing price per share of Alcoa Corporation’s common stock on December 31, 2016 was $28.08.
(1)	Time-vested options have a term of ten years and vest incrementally over three years (1/3 each year).
(2)

Stock awards in column (g) include earned performance–based restricted share unit awards, performance-based restricted share unit awards (at a target award level) for which the 2016 performance period has ended but the awards have not been deemed earned, and time-vested restricted share unit awards. The performance-based restricted share unit awards vest after a three year performance period, if earned, and subject to continued employment of the grantee. Each annual tranche of the performance-based restricted share unit awards have performance criteria established at the beginning of each such annual period.

All time-based restricted share units cliff-vest three years from the date of grant.

(3)	Stock awards in column (i) include unearned performance restricted share unit awards (at the target amount) and for which the performance period has not ended.

2016 Option Exercises and Stock Vested

This table sets forth the actual value received by the named executive officers upon exercise of stock options or vesting of stock awards in 2016.

Name (a)	Option Awards		Stock Awards(1)
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
	(b)	(c)	(d)	(e)(2)
Roy C. Harvey	—	—	11,259	$75,886
William F. Oplinger	—	—	97,159	$654,852
Tómas Sigurðsson	—	—	40,072	$270,085
Leigh Ann C. Fisher	—	—	7,500	$50,550
Jeffrey D. Heeter	—	—	14,760	$99,482

(1)	Reflects vesting of restricted share unit awards and performance restricted share unit awards upon completion of the three-year performance period in January 2016.
(2)	Amounts were calculated using $6.74 per share, which was the closing price of ParentCo stock on the vesting date of January 16, 2016.

2016 Pension Benefits

The following table provides information with respect to each plan that provides for specified retirement payments or benefits that will be provided primarily following retirement, including tax-qualified defined benefit plans and non-qualified defined benefit plans, but excluding defined contribution plans.

Name	Plan Names	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Roy C. Harvey	Pension Plan for Certain Salaried Employees of Alcoa USA (Rule IM)	14.9	$274,333	N/A
	Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C	14.9	$531,804
William F. Oplinger	Pension Plan for Certain Salaried Employees of Alcoa USA (Rule IM)	16.8	$409,230	N/A
	Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C	16.8	$1,257,539
Tómas Sigurðsson(1)	—	—	—	—
	—	—	—
Leigh Ann C. Fisher	Pension Plan for Certain Salaried Employees of Alcoa USA (Rule IC)	27.6	$899,450	N/A
	Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C	27.6	$903,221
Jeffrey D. Heeter	Pension Plan for Certain Salaried Employees of Alcoa USA (Rule IC)	18.8	$651,337	N/A
	Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C	18.8	$265,092

(1)	Mr. Sigurðsson does not participate in Alcoa Corporation’s defined benefit plans.

The discount rate assumption used in calculating the present value of accumulated benefits was 4.17% for the Pension Plan for Certain Salaried Employees of Alcoa USA Corp. and 4.20% for the Alcoa USA Corp. Nonqualified Supplemental Retirement Plan.

Qualified Defined Benefit Plan. Effective August 1, 2016, in anticipation of its separation into two separate publicly-traded companies, ParentCo spun off certain assets and liabilities from Alcoa Retirement Plan I (the “Predecessor Retirement Plan”) attributable to certain employees including Messrs. Harvey, Oplinger, Heeter and Ms. Fisher to form the Pension Plan for Certain Salaried Employees of Alcoa USA Corp (Plan I), sponsored by Alcoa USA Corp. The new Plan is intended as a continuation of the Predecessor Retirement Plan for the Participants covered by the new Plan and recognizes elections and retirements under the Predecessor Retirement Plan for affected employees and former employees.

The new Plan is a funded, tax-qualified, non-contributory defined benefit pension plan that covers a majority of U.S. salaried employees hired before March 1, 2006. Benefits under the plan are based upon years of service and final average earnings. Final average earnings include salary plus 100% of annual cash incentive compensation, and are calculated using the average of the highest five of the last ten years of earnings, in the case of Ms. Fisher and Mr. Heeter, and the highest consecutive five of the last ten years of earnings for Messrs. Harvey and Oplinger. The new Plan reflects compensation limits imposed by the Code, which was $265,000 for 2016. The base benefit payable at age 65 is 1.1% of final average earnings up to the social security covered compensation limit plus 1.475% of final average earnings above the social security covered compensation limit, times years of service. Benefits are payable as a single life annuity, a reduced 50% joint and survivor annuity, or a reduced 75% joint and survivor annuity upon retirement.

Nonqualified Defined Benefit Plans. Effective August 1, 2016, in anticipation of its separation into two separate publicly-traded companies, ParentCo separated the Alcoa Inc. Employees’ Excess Benefits Plan C (the “Predecessor Excess Benefit Plan”) into two separate plans: the Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C and the Predecessor Excess Benefit Plan (renamed Arconic Employees’ Excess Benefits Plan C). Alcoa USA Corp. has adopted and is the sponsor of the Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C (this “Non-Qualified Pension Plan”) effective August 1, 2016. This new Non-Qualified Pension Plan is intended as a continuation of the Predecessor Excess Benefit Plan for the participants covered by this new Non-Qualified Pension Plan and recognizes retirements and service accrued under the Predecessor Excess Benefit Plan for affected employees and former employees.

In 2016, Messrs. Harvey, Oplinger, and Heeter and Ms. Fisher participated in the new Non-Qualified Pension Plan. This plan is a nonqualified plan which provides for benefits that exceed the limits on compensation imposed by the Code. The benefit formula is identical to the Pension Plan for Certain Salaried Employees of Alcoa USA Corp formula. Benefits under the nonqualified plan are payable as a reduced 50% joint and survivor annuity if the executive is married. Otherwise, the benefit is payable as a single life annuity.

2016 Nonqualified Deferred Compensation

The following table sets forth information concerning each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified

Name (a)	Executive Contributions in 2016 ($)(1) (b)	Registrant Contributions in 2016 ($)(2) (c)	Aggregate Earnings in 2016 ($) (d)		Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at 12/31/2016 FYE ($)(3) (f)
Roy C. Harvey	—	—	—	E	—	—
			—	D	—
William F. Oplinger	$55,000	$16,500	$39,452	E	—	$927,605
			$331	D	—
Tómas Sigurðsson	$6,300	$19,669	$3,758	E	—	$67,307
			—	D	—
Leigh Ann C. Fisher	—	—	$8,021	E	—	$89,968
			—	D	—
Jeffrey D. Heeter	$24,603	$1,556	$14,283	E	—	$231,230
			—	D	—

E—Earnings

D—Dividends on Alcoa common stock or share equivalents

(1)	The amounts in this column were contributed by the named executive officers into their accounts under the deferred compensation plan, which includes amounts reflected in the “Salary” column of the 2016 row of the Summary Compensation Table.
(2)	2016 contributions under the deferred compensation plan are also included in the “All Other Compensation” column of the Summary Compensation Table for each applicable named executive officer.
(3)	This column includes executives’ contributions and ParentCo and Alcoa Corporation contributions, which amounts are also included in the Summary Compensation Table.

The investment options under, the Alcoa USA Corp Deferred Compensation Plan, are generally the same choices available to all salaried employees under the relevant defined contribution plans and the named executive officers did not receive preferential earnings on their investments. The named executive officers may defer up to 25% of their salaries in total to the defined contribution plan and deferred compensation plan and up to 100% of their annual cash incentive compensation to the deferred compensation plan.

To the extent the executive elects, the employer contributes matching contributions on employee base salary deferrals that exceed the limits on compensation imposed by the Code. In 2016, total matching contribution amounts by ParentCo and Alcoa Corporation were $16,500 for Mr. Oplinger, $1,556 for Mr. Heeter and $6,300 for Mr. Sigurðsson.

In addition, when the Code limits on Employer Retirement Income Contributions (ERIC) to the Alcoa retirement savings plan are reached, the ERIC contributions are made into the deferred compensation plan. In 2016, a total of $13,369 was contributed for Mr. Sigurðsson. Messrs. Harvey, Oplinger, and Heeter and Ms. Fisher do not receive these deferred compensation contributions because they participate in the defined benefit pension plan.

The principal benefit to executives of the Alcoa USA Corp. Deferred Compensation Plan is that United States taxes are deferred until the deferred amount and credited earnings are withdrawn, so that savings accumulate on a pretax basis. Alcoa Corporation also benefits from this arrangement because it does not use its cash to pay the deferred salaries or incentive compensation of the individuals who have deferred receipt of these amounts. Alcoa Corporation may use this cash for other purposes until the deferred account is paid to the individual upon termination of employment. All nonqualified pension and deferred compensation are general unsecured assets of Alcoa Corporation until paid. Upon termination of employment, deferred compensation will be paid in cash as a lump sum or in up to ten annual installments, depending on the individual’s election, account balance and retirement eligibility.

Potential Payments upon Termination or Change in Control

Except as otherwise provided, the following narrative and tables set forth the potential payments and the value of other benefits that would vest or otherwise accelerate vesting at, following, or in connection with any termination, including without limitation resignation, retirement or a constructive termination of a named executive officer, or a “change in control” of Alcoa Corporation, or a change in the named executive officers’ responsibilities, as such scenarios are contemplated in the contracts, agreements, plans or arrangements described below.

The tables assume that employment termination and/or the change in control occurred on December 31, 2016 and a valuation of our common stock based on its closing market price per share on December 31, 2016 of $28.08. The tables also assume that each executive will take all action necessary or appropriate for such person to receive the maximum available benefit, such as execution of a release of claims and compliance with restrictive covenants described below.

A description of some elements of the plans, arrangements and agreements covered by the following tables and which provide for payments or benefits in connection with a termination of employment or change in control are also described under “Compensation Discussion and Analysis.” The footnotes to the tables describe the assumptions that were used in calculating the amounts described below.

Executive Severance Agreements. Alcoa Corporation has entered into severance agreements with certain executives, including each of its named executive officers, to facilitate transitioning key positions to suit the timing needs of Alcoa Corporation.

The severance agreements with Mr. Harvey and Mr. Oplinger provide that, if their employment is terminated without cause, they will receive a lump sum amount equivalent to two years’ base salary; a pro-rated annual bonus for the year in which the termination occurs, calculated based on achievement of applicable goals; continued health care benefits for a two-year period; and a lump sum amount designed to provide two additional years of pension accrual under Alcoa Corporation’s defined benefit plan. In the case of such an involuntary termination without cause, or a voluntary termination where they provide three months’ notice to Alcoa Corporation, Mr. Harvey and Mr. Oplinger will also receive a lump sum severance payment of $50,000 upon execution of a general release of legal claims against Alcoa Corporation. No payments will be made under the agreement unless a general release is signed. The agreement requires Mr. Harvey and Mr. Oplinger to agree to a two-year post-termination non-competition and non-solicitation provision, as well as to an ongoing confidentiality provision.

The severance agreements with Messrs. Heeter, and Sigurðsson, as well as with Ms. Fisher, provide that, if their employment is terminated without cause, they will receive a lump sum amount equivalent to one year’s base salary; a pro-rated annual bonus for the year in which the termination occurs, calculated based on achievement of applicable goals; continued health benefits for one year following termination; and either credit for one year of additional pension service under the defined benefit plan or, in the case of Mr. Sigurðsson, a lump sum amount equal to Alcoa Corporation’s contribution to the defined contribution plan in which he participates for one year. The agreement requires the executives to acknowledge the ongoing effectiveness of any noncompetition, nonsolicitation or confidentiality agreements with Alcoa Corporation to which they are party. No payment will be made under the agreement unless a general release is signed.

If severance payments or benefits are payable to any of the named executive officers under the Change in Control Severance Plan, no payments would be paid under the officer’s executive severance agreement.

Potential Payments upon a Change in Control. In 2002, ParentCo’s Board of Directors approved a Change in Control Severance Plan for officers and other key executives designated by ParentCo’s Compensation and Benefits Committee. The plan is designed to retain key executives during the period that a transaction is being negotiated or during a period in which a hostile takeover is being attempted and to ensure the impartiality of the key negotiators for ParentCo. The ParentCo Change in Control Severance Plan provides certain officers with termination compensation if their employment is terminated without cause or if they leave for good reason, in either case within three years after a change in control of ParentCo, or in certain limited circumstances prior to a change in control. Messrs. Harvey and Oplinger participated in this plan through the date of separation and under a similar Alcoa Corporation Change in Control Severance Plan until November 30, 2016.

Alcoa Corporation’s Compensation Committee periodically reviews market data, which indicate that most companies have such plans or adopt such plans when a change in control is imminent. As part of this review, the Alcoa Corporation Change in Control Severance Plan was amended on November 30, 2016 to align the commercial terms of the benefits payable thereunder with current market practice. Like the ParentCo Change in Control Severance Plan, the Alcoa Corporation Change in Control Severance Plan is designed to retain the named executive officers and other eligible key executives designated by Alcoa Corporation’s Compensation Committee during the period that a transaction is being negotiated or during a period in which a hostile takeover is being attempted and to ensure the impartiality of the key negotiators for Alcoa Corporation.

The Change in Control Severance Plan provides participating officers with termination compensation if their employment is terminated without cause or if they leave for good reason, in either case within two years after a change in control of Alcoa Corporation, or in certain limited circumstances prior to a change in control. All of the named executive officers participated in this plan in 2016.

The Change in Control Severance Plan provides a higher level of benefits for Alcoa Corporation’s CEO, CFO and General Counsel than for other participating officers. As a result, in the event of a qualifying termination, Mr. Harvey, Mr. Oplinger and Mr. Heeter will receive a lump sum cash payment equal to three times annual base salary plus target annual cash incentive compensation; continuation of life, accident and health care benefits for up to three years; and lump sum amounts designed to provide three additional years of Alcoa Corporation contributions to the defined contribution plans in which they participate and three additional years of defined benefit plan accrual if applicable. All other participating officers including Mr. Sigurðsson and Ms. Fisher will receive a lump sum payment equal to two times their annual base salary plus target annual cash incentive compensation; continuation of life, accident and health care benefits for up to two years; and lump sum amounts designed to provide two additional years of Alcoa Corporation contributions to the defined contribution plans in which they participate and in the case of Ms. Fisher, two additional years of defined benefit plan accrual. In addition, under the plan all named executive officers will receive a pro-rated target annual bonus and up to six months outplacement services. The plan does not provide any participant with reimbursement of excise taxes.

The amounts shown in the table below include the estimated net present value of accelerated vesting of stock options and stock awards for all named executive officers. Awards do not have automatic vesting upon a change in control if a replacement award is provided, but such replacement awards would vest upon termination of an officer’s employment without cause or if the officer leaves for good reason, in either case within two years after a change in control. Values presented in the table below assume that both a change in control and a qualifying termination occurred for each named executive officer on December 31, 2016. The estimated value of accelerated vesting of stock awards is calculated based on the closing price of Alcoa Corporation’s common stock on December 31, 2016, which was $28.08, and assuming that performance-based restricted share awards vest at the target level.

Change in Control Severance Benefits.

Equity Award Treatment. Equity awards granted by Alcoa Corporation do not provide for accelerated vesting in circumstances other than those described for a change in control. However, stock options and restricted share units will continue to vest in accordance with their original vesting schedule following an employee’s termination of employment due to death, disability, or retirement that occurs at least six months after the grant date, and may continue to vest if the termination is as a result of Alcoa Corporation’s divestiture of a business. In the case of performance-based restricted share units, such continued vesting is subject to achievement of applicable performance targets.

Roy C. Harvey*

	Termination without Cause or for Good Reason ($)		Termination in Connection with a Change in Control ($)		Death ($)	Disability ($)	Retirement ($)
Compensation
Cash Severance(1)	$1,856,130		$4,622,715		$0	$0	$0
Pro-Rata Bonus(1)	$637,840		$637,840		$0	$0	$0
Long Term Incentives
Restricted Share Units—Unvested & Accelerated	$0		$0		$0	$0	$0
Performance-Based Restricted Share Units—Unvested & Accelerated	$3,831,544		$3,831,544		$3,831,544	$3,831,544	$0
Stock Options—Unvested & Accelerated	$230,353		$230,353		$230,353	$230,353	$0
Benefits and Perquisites
Health Insurance(1)	$39,295		$59,561		$0	$0	$0
Life & Accident Insurance(1)	$0		$1,046		$0	$0	$0
Outplacement Services	$0		$0		$0	$0	$0
Pension Value
Present value of additional pension credits	$78,100	(2)	$744,600	(2)	$0	$0	$0
Total	$6,673,262		$10,127,660		$4,061,897	$4,061,897	$0

*	Footnotes follow the last table in this section.

William F. Oplinger*

	Termination without Cause or for Good Reason ($)		Termination in Connection with a Change in Control ($)		Death ($)	Disability ($)	Retirement ($)
Compensation
Cash Severance(1)	$1,123,915		$3,221,745		$0	$0	$0
Pro-Rata Bonus(1)	$536,957		$536,957		$0	$0	$0
Long Term Incentives
Restricted Share Units—Unvested & Accelerated	$0		$0		$0	$0	$0
Performance-Based Restricted Share Units—Unvested & Accelerated	$5,039,321		$5,039,321		$5,039,321	$5,039,321	$0
Stock Options—Unvested & Accelerated	$678,779		$678,779		$678,779	$678,779	$0
Benefits and Perquisites
Health Insurance(1)	$36,594		$55,482		$20,955	$0	$0
Life & Accident Insurance(1)	$0		$1,046		$0	$0	$0
Outplacement Services	$0		$0		$0	$0	$0
Pension Value
Present value of additional pension credits	$163,300	(2)	$507,700	(2)	$0	$0	$0
Total	$7,578,867		$10,041,030		$5,739,055	$5,718,100	$0

*	Footnotes follow the last table in this section.

Tomas Sigurdsson*

	Termination without Cause or for Good Reason ($)		Termination in Connection with a Change in Control ($)		Death ($)	Disability ($)	Retirement ($)
Compensation
Cash Severance(1)	$468,617		$1,563,034		$0	$0	$0
Pro-Rata Bonus(1)	$312,900		$312,900		$0	$0	$0
Long Term Incentives
Restricted Share Units—Unvested & Accelerated	$1,078,356		$1,078,356		$1,078,356	$1,078,356	$0
Performance-Based Restricted Share Units—Unvested & Accelerated	$994,987		$994,987		$994,987	$994,987	$0
Stock Options—Unvested & Accelerated	$69,859		$69,859		$69,859	$69,859	$0
Benefits and Perquisites
Health Insurance(1)	$0		$0		$0	$0	$0
Life & Accident Insurance(1)	$0		$2,431		$0	$0	$0
Outplacement Services	$0		$0		$0	$0	$0
Pension Value	$97,690	(1)	$195,379	(2)	$0	$0	$0
Total	$3,022,409		$4,216,946		$2,143,202	$2,143,202	$0

*	Footnotes follow the last table in this section.

Leigh Ann Fisher*

	Termination without Cause or for Good Reason ($)		Termination in Connection with a Change in Control ($)		Death ($)	Disability ($)	Retirement ($)
Compensation
Cash Severance(1)	$380,752		$1,166,952		$0	$0	$0
Pro-Rata Bonus(1)	$202,725		$202,725		$0	$0	$0
Long Term Incentives
Restricted Share Units — Unvested & Accelerated	$393,878		$393,878		$393,878	$393,878	$0
Performance-Based Restricted Share Units — Unvested & Accelerated	$645,110		$645,110		$645,110	$645,110	$0
Stock Options — Unvested & Accelerated	$179,378		$179,378		$179,378	$179,378	$0
Benefits and Perquisites
Health Insurance(1)	$19,977		$40,375		$30,816	$0	$0
Life & Accident Insurance(1)	$0		$691		$0	$0	$0
Outplacement Services	$0		$0		$0	$0	$0
Pension Value
Present value of additional pension credits	$0	(3)	$389,200	(2)	$0	$0	$0
Total	$1,821,819		$3,018,309		$1,249,182	$1,218,366	$0

*	Footnotes follow the last table in this section.

Jeffrey Heeter*

	Termination without Cause or for Good Reason ($)		Termination in Connection with a Change in Control ($)		Death ($)	Disability ($)	Retirement ($)
Compensation
Cash Severance(1)	$380,752		$1,573,699		$0	$0	$0
Pro-Rata Bonus(1)	$143,815		$143,815		$0	$0	$0
Long Term Incentives
Restricted Share Units—Unvested & Accelerated	$918,216		$918,216		$918,216	$918,216	$0
Performance-Based Restricted Share Units—Unvested & Accelerated	$0		$0		$0	$0	$0
Stock Options—Unvested & Accelerated	$0		$0		$0	$0	$0
Benefits and Perquisites
Health Insurance(1)	$20,153		$61,735		$21,723	$0	$0
Life & Accident Insurance(1)	$0		$1,046		$0	$0	$0
Outplacement Services	$0		$0		$0	$0	$0
Pension Value
Present value of additional pension credits	$0	(3)	$312,900	(2)	$0	$0	$0
Total	$1,462,936		$3,011,411		$939,939	$918,216	$0

(1)	Based on discount rate of 4.2%
(2)	Based on lump sum assumptions; IRS Mortality and PPA Segment Rates
(3)	Mr. Heeter and Ms. Fisher’s pension benefit in the event of termination without cause or good reason is provided under the standard provisions of their pension plan.
-	Health and Life costs are based on individual elections and budgeted rates for 2017 with assumed trend rates to estimate 2018 and 2019 costs.
-	The spouses of each of Messrs. Oplinger and Heeter and Ms. Fisher are entitled to receive retiree medical credits upon the death of the respective plan participant. Messrs. Harvey and Sigurðsson are not eligible for the retiree medical plan.
-	None of the named executive officers were eligible for retirement benefits on December 31, 2016.
-	Exchange rate from Iceland Krona to US dollars of .0088 is used for Mr. Sigurðsson.

Attachment A – 2016 Assumptions for Calculation of Aggregate Grant Date Fair Value of Stock Awards and Stock Options

Grant date fair value of time-based restricted stock awards is determined using the target dollar value of the award to an individual divided by the closing stock price on the date of grant.

The following are the key assumptions used in calculating the fair market value of the January 19, 2016 stock options granted under the Alcoa 2013 Stock Incentive Plan. These assumptions were used to calculate a per option value. This value will be the basis to record the accounting charges and associated disclosures for options granted in 2016.

Stock price and exercise price

The stock price and exercise price used in reporting grant date fair value is $6.74, which is the closing stock price per share of Alcoa Inc. stock on January 19, 2016, the effective date that the grants were approved by the ParentCo Compensation Committee.

Vesting

Options have graded vesting over three years.

Term

2016 options have a 10-year life.

Volatility

Expected volatility was calculated from several different perspectives:

•	Historical volatility based on varying time periods and periodicities

•	Implied volatilities based on traded stock options

•	Time series / mean reverting analysis using various methods

For 2016, the assumed volatility is 44.5%.

Dividend yield

Historical stock price and dividend payments were analyzed to determine the dividend yield assumption. ParentCo’s dividend rate was $0.03 per quarter in 2016. The dividend yield for 2016 relating to ParentCo is 1.1%.

Risk free interest rates

The assumption is based on the yield from Federal Reserve’s H.15 release. The 10-year rate is 2.06%.

Exercise behavior assumption

Employee exercise patterns are based on several types of exercise behavior

•	Endogenous — presumes exercise behaviors are path-dependent and can be defined in terms of time-, price-, and/or utility-driven behaviors (e.g., exercise occurs at a $10 gain)

•	Exogenous—presumes exercise behaviors are not path-dependent and driven by various external factors that may not be specifically identifiable or readily determinable (e.g., 10% of options are exercised annually.) Examples of exogenous events include termination, death, disability, etc.

The 2016 assumption is 60% based on historical exercise data.

Expected life

Expected life is an output of the pricing model. The expected life for 2016 is 5.7 years.

Annual turnover rate (pre and post vesting)

The pre-vesting forfeiture based on 2003-2015 grants is approximately 4% and continues to be immaterial. Based on this, Alcoa Corporation will continue to record actual forfeitures as they occur.

A post-vesting forfeiture assumption of 7% will be used as the average percentage of grants cancelled. Total cancellations have averaged approximately 7% per year.

Alcoa Corporation will continue to record actual pre-vesting forfeitures as they occur.

Stock Option Value)

Based on the above assumptions, the fair value of the stock options is $2.12.

Attachment B—Peer Group Companies

2016 ParentCo Peer Group

As discussed above, the ParentCo Compensation Committee considered the compensation practices of the following peer group for Messrs. Harvey’s and Oplinger’s compensation prior to the separation:

3M	Boehringer Ingelheim US	DuPont	Iberdrola USA	NextEra Energy Inc.	SuperValu Stores
ABB	Bristol-Myers Squibb	Duke Energy	Indianapolis Power & Light Company	Nike	Syngenta
ACH Food	C&S Wholesale Grocers	EMC	International Paper	Nokia	Sysco Corporation
AES Corporation	CHS	EMD Millipore	Jabil Circuit	Northrop Grumman	T-Mobile USA
AbbVie	CNH Industrial	Eaton	Johnson Controls	Occidental Petroleum	TRW Automotive
Accenture	Carnival	Eli Lilly	KPMG	Office Depot	Takeda Pharmaceuticals
Adecco	CenturyLink	Emerson Electric	Kimberly-Clark	Pacific Gas & Electric	Tenet Healthcare Corporation
Agrium	Chesapeake Energy	EnLink Midstream	Kinder Morgan	Pfizer	Tesoro
Air Liquide	Coca-Cola	Ericsson	L’Oréal	Philips Electronics	Teva Pharmaceutical
Altria Group	Colgate-Palmolive	Exelon	Lafarge North America	Qualcomm	Thermo Fisher Scientific
American Electric Power	Compass	Faurecia US Holdings	Lear	Ricoh Americas	Time Warner
Amgen	ConAgra Foods	FirstEnergy	Lehigh Hanson	Rio Tinto	Time Warner Cable
Anadarko Petroleum	Continental Automotive Systems	Freeport-McMoRan	Liberty Global	Rolls-Royce North America	Turbomeca
Arrow Electronics	Cox Enterprises	Gap	Lockheed Martin	Sanofi	Tyson Foods
Arvato Finance Services	DENSO International	General Dynamics	LyondellBasell	Sasol USA	Union Pacific Corporation
AstraZeneca	DIRECTV Group	General Mills	Medtronic	Schlumberger	United States Steel
Avnet	Danaher	Gilead Sciences	Merck & Co	Schneider Electric	United Water
BAE Systems	Delhaize America	GlaxoSmithKline	Messier Bugatti Dowty	Sears	University of California
Baxter	Delta Air Lines	HBO	Micron Technology	Sodexo	Veolia Environmental Services North America
Beam Suntory	Devon Energy	HCA Healthcare	Mondelez	Southern Company Services	Walt Disney
Bechtel Nuclear, Security & Environmental	Diageo North America	HollyFrontier Corporation	Monroe Energy, LLC	Southwest Airlines	Whirlpool
Berkshire Hathaway Energy	Dignity Health	Honeywell	Monsanto	Sprint	eBay
Best Buy	Direct Energy	Iberdrola Renewables	NRG Energy	Starbucks Coffee

New CEO Peer Group

ParentCo Compensation Committee developed and approved following peer group for assistance in determining the compensation of Mr. Harvey following the separation:

Air Products & Chemicals	International Paper	Sherwin-Williams
AK Steel	Newmont	Steel Dynamics
Commercial Metals	Nucor	U.S. Steel
Eastman Chemical	PPG Industries	WestRock
Freeport-McMoRan	Praxair
Huntsman	Reliance Steel & Aluminum

New Non-CEO Peer Group

The ParentCo Compensation Committee developed and approved following peer group for assistance in determining the compensation of our non-CEO named executive officers following the separation:

Agilent Technologies	Corning	Federal-Mogul	Lear	Praxair	UGI
Air Products and Chemicals	Crown Holdings	FMC Technologies	Masco	Public Service Enterprise Group	United States Steel
Arrow Electronics	Danaher	Freeport- McMoRan	Mosaic	Rockwell Automation	Visteon
Ashland	Dominion Resources	Goodyear Tire & Rubber	Navistar International	Sempra Energy	W.W. Grainger
Ball	Dow Corning	Huntsman	Newmont Mining	Spirit AeroSystems	Weyerhaeuser
BD (Becton Dickinson)	DTE Energy	Ingersoll Rand	Northrop Grumman	Stanley Black & Decker	Whirlpool
BorgWarner	Eastman Chemical	International Paper	Occidental Petroleum	Stryker Terex
Boston Scientific	Eaton	Jabil Circuit	Oshkosh	Textron
CenterPoint Energy	Ecolab	Jacobs Engineering	Owens-Illinois	Thermo Fisher Scientific
Commercial Metals	Emerson Electric	KBR	PPL		Xcel Energy
Consolidated Edison	Entergy	L-3 Communications	Parker Hannifin	Stryker

ALCOA CORPORATION 2016 STOCK INCENTIVE PLAN

Alcoa Corporation has adopted the Alcoa Corporation 2016 Stock Incentive Plan (the “Stock Incentive Plan”, also referred to in this Section as the “Plan”) in connection with the separation. The following is a summary of the principal terms of the Plan, which is qualified in its entirety by reference to the full text of the Plan. Each award of ParentCo stock options, restricted share units and performance-based restricted share units held by a former employee of Alcoa Corporation and its subsidiaries and certain other former employees classified as former employees of Alcoa Corporation for purposes of post-separation compensation and benefits matters were converted upon the separation into an award of stock options, restricted share units or performance-based restricted share units, as applicable, with respect to Alcoa Corporation common stock. The Alcoa Corporation equity-based compensation awards into which the outstanding ParentCo equity-based compensation awards were converted upon the separation were issued pursuant to the Plan and reduced the shares authorized for issuance under the Plan.

Purpose of the Plan

The purpose of the Plan is to encourage participants to acquire a proprietary interest in the long-term growth and financial success of the company and to further link the interests of such individuals to the long-term interests of stockholders. The Plan is designed to permit the grant of awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code (“Section 162(m)”).

Administration of the Plan

Under the Plan, the Compensation and Benefits Committee of the Alcoa Corporation Board (the “Alcoa Corporation Compensation Committee”), which is composed of non-employee directors, has authority to grant awards to employees of the company and its subsidiaries, and the full Alcoa Corporation Board has authority to grant awards to non-employee directors.

The Alcoa Corporation Compensation Committee has the authority, subject to the terms of the Plan, to select employees to whom it will grant awards, to determine the types of awards and the number of shares covered, to set the terms and conditions of the awards, to cancel or suspend awards and to modify outstanding awards. The Alcoa Corporation Compensation Committee also has authority to interpret the Plan, to establish, amend and rescind rules applicable to the Plan or awards under the Plan, to approve the terms and provisions of any agreements relating to Plan awards, to determine whether any corporate transaction, such as a spin-off or joint venture, will result in a participant’s termination of service and to make all determinations relating to awards under the Plan.

The Alcoa Corporation Board has similar authority with respect to awards to non-employee directors. A non-employee director may not receive awards with an aggregate grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of more than $250,000 in any one year period.

The Plan permits delegation of certain authority to executive officers in limited instances to make, cancel or suspend awards to employees who are not Alcoa Corporation directors or executive officers.

Eligibility

All employees of Alcoa Corporation and its subsidiaries and all non-employee directors of Alcoa Corporation are eligible to be selected as participants. Participation in the Plan is at the discretion of the Alcoa Corporation Compensation Committee or, as applicable, the Alcoa Corporation Board.

Authorized Shares

The total number of shares authorized and available for issuance under the Plan is 19,000,000. Shares of Alcoa Corporation common stock issuable under the Plan may come from authorized but unissued shares, treasury shares, shares purchased on the open market or any combination of the foregoing.

Shares tendered in payment of the purchase price of a stock option or other award or withheld to pay taxes may not be added back to the available pool of shares authorized under the Plan. If awards granted under the Plan are forfeited, cancelled or expire, the shares underlying such awards will become available for issuance under the Plan.

The Alcoa Corporation Compensation Committee may grant substitute awards to employees of companies acquired by Alcoa Corporation or a subsidiary in exchange for, or upon assumption of, outstanding stock-based awards issued by the acquired company. Shares covered by such substitute awards will not reduce the number of shares otherwise available for award under the Plan. As described above, Alcoa Corporation equity-based awards into which the outstanding ParentCo equity-based awards are converted (“Converted Awards”) upon separation will reduce the shares authorized for issuance under the Plan.

Types of Awards

The following types of awards may be granted under the Plan:

•	Nonqualified stock options;

•	Stock appreciation rights;

•	Restricted shares;

•	Restricted share units; and

•	Other forms of awards authorized by the Plan (“Other Awards”).

These forms of awards may have a performance feature under which the award is not earned unless performance goals are achieved.

Minimum Vesting Requirements

Stock options and stock appreciation rights granted under the Plan must have a minimum vesting period of one year. The performance period for a performance award may not be less than one year. Time-based restricted shares and restricted share units must have a minimum three-year pro-rata vesting period, except that a shorter vesting period may be approved for awards with respect to up to 5% of the shares reserved under the Plan. The foregoing minimum vesting requirements do not apply to substitute awards, Converted Awards or Other Awards (which may not exceed 5% of shares reserved under the Plan) or in connection with a capitalization adjustment.

Stock Option Awards

Under the Plan, stock option awards entitle a participant to purchase shares of Alcoa Corporation common stock during the option term at a fixed price that is equal to the fair market value of Alcoa Corporation’s stock on the date of the grant. The maximum term of stock options granted is ten years. The Alcoa Corporation Compensation Committee has discretion to cap the amount of gain that may be obtained in the exercise of the stock option. The option price must be paid in full by the participant upon exercise of the option, in cash, shares or other consideration having a fair market value equal to the option price or by a combination of cash, shares or other consideration specified by the Alcoa Corporation Compensation Committee.

Stock Appreciation Rights

A stock appreciation right (SAR) entitles the holder to receive, on exercise, the excess of the fair market value of the shares on the exercise date (or, if the Alcoa Corporation Compensation Committee so determines, as of any time during a specified period before the exercise date) over the SAR grant price. The Alcoa Corporation Compensation Committee may grant SAR awards as stand-alone awards or in combination with a related stock option award under the Plan. The SAR grant price is set by the Alcoa Corporation

Compensation Committee and may not be less than the fair market value of the shares on the date of grant. Payment by the company upon exercise will be in cash, stock or other property or any combination of cash, stock or other property as the Alcoa Corporation Compensation Committee may determine. Unless otherwise determined by the Alcoa Corporation Compensation Committee, any related stock option will no longer be exercisable to the extent the SAR has been exercised, and the exercise of an option will cancel the related SAR. The Alcoa Corporation Compensation Committee has discretion to cap the amount of gain that may be obtained in the exercise of a stock appreciation right. The maximum term of stock appreciation rights is ten years, or if granted in tandem with an option, the expiration date of the option.

Restricted Shares

A restricted share is a share issued with such contingencies or restrictions as the Alcoa Corporation Compensation Committee may impose. Until the conditions or contingencies are satisfied or lapse, the stock is subject to forfeiture. A recipient of a restricted share award has the right to vote the shares and, subject to the discussion below under “Dividends,” will receive any dividends on the shares, unless the Alcoa Corporation Compensation Committee determines otherwise. If the participant ceases to be an employee before the end of the contingency period, the award is forfeited, subject to such exceptions as authorized by the Alcoa Corporation Compensation Committee.

Restricted Share Units

A restricted share unit is an award of a right to receive, in cash or shares, as the Alcoa Corporation Compensation Committee may determine, the fair market value of one share of company common stock, on such terms and conditions as the Alcoa Corporation Compensation Committee may determine.

Performance Awards

A performance award may be in any form of award permitted under the Plan. The Alcoa Corporation Compensation Committee may select periods of at least one year during which performance criteria chosen by the Alcoa Corporation Compensation Committee are measured for the purpose of determining the extent to which a performance award has been earned. The Alcoa Corporation Compensation Committee decides whether the performance levels have been achieved, what amount of the award will be paid and the form of payment, which may be cash, stock or other property or any combination thereof.

Dividends

As discussed under “Dividend Policy,” the payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Alcoa Corporation Board. To the extent that the Alcoa Corporation Board, in its discretion, declares a dividend on the shares, (i) no dividends may be paid on stock options or SARs; (ii) dividend equivalents may not be paid on any unvested restricted share units but will be accrued and paid only if and when the restricted share units vest, unless the Alcoa Corporation Compensation Committee determines otherwise; (iii) no dividends or dividend equivalents may be paid on unearned performance-based restricted share units; and (iv) a recipient of restricted shares will receive dividends on the restricted shares unless the Alcoa Corporation Compensation Committee determines otherwise.

Stock Option and SAR Repricing Prohibited

The Plan prohibits repricing of stock options or SARs without stockholder approval. Repricing means the cancellation of an option or SAR in exchange for cash or other awards at a time when the exercise price of such option or SAR is higher than the fair market value of a share of the company’s stock, the grant of a new stock option or SAR with a lower exercise price than the original option or SAR, or the amendment of an outstanding award to reduce the exercise price. The grant of a substitute award or a Converted Award is not a repricing.

Adjustment Provision

The Plan defines certain transactions with our stockholders, not involving our receipt of consideration, that affect the shares or the share price of the company’s common stock as “equity restructurings” (e.g., a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend). In the event that an equity restructuring occurs, the Alcoa Corporation Compensation Committee will adjust the terms of the Plan and each outstanding award as it deems equitable to reflect the equity restructuring, which may include (i) adjusting the number and type of securities subject to each outstanding award and/or adjusting the number of shares available under the Plan or the Section 162(m) award limitations, (ii) adjusting the terms and conditions of (including the grant or exercise price), and the performance targets or other criteria included in, outstanding awards; and (iii) granting new awards or making cash payments to participants. Such adjustments will be nondiscretionary, although the Alcoa Corporation Compensation Committee will determine whether an adjustment is equitable.

Other types of transactions may also affect the company’s common stock, such as a dividend or other distribution, reorganization, merger or other changes in corporate structure. In the event that there is such a transaction, which is not an equity restructuring, or in the case of other unusual or nonrecurring transactions or events or changes in applicable laws, regulations or accounting principles, the Alcoa Corporation Compensation Committee will determine, in its discretion, whether any adjustment to the Plan and/or to any outstanding awards is appropriate to prevent any dilution or enlargement of benefits under the Plan or to facilitate such transactions or events or give effect to such changes in laws, regulations or principles.

Consideration for Awards

Unless otherwise determined by the Alcoa Corporation Compensation Committee, and except as required to pay the purchase price of stock options, recipients of awards are not required to make any payment or provide consideration other than rendering of services.

Transferability of Awards

Awards may be transferred by laws of descent and distribution or to a guardian or legal representative or, unless otherwise provided by the Alcoa Corporation Compensation Committee or limited by applicable laws, to family members or a trust for family members; provided however, that awards may not be transferred to a third party for value or consideration.

Change in Control Provisions

The Plan provides for double-trigger equity vesting in the event of a change in control (as defined in the Plan). This generally means that if outstanding awards under the Plan are replaced by the acquirer or related entity in a change in control of the company, those replacement awards will not immediately vest on a “single trigger” basis, but vesting would accelerate only if the participant is terminated without cause or quits for good reason (as those terms are defined in the Alcoa Corporation Change in Control Severance Plan) within 24 months following the change in control.

Performance-Based Compensation—Section 162(m)

The Alcoa Corporation Compensation Committee may grant awards to employees who are or may be “covered employees,” as defined in Section 162(m), that are intended to be performance-based compensation within the meaning of Section 162(m) to preserve the deductibility of these awards for federal income tax purposes. The Alcoa Corporation Compensation Committee determines at the time of grant whether awards are intended to be performance-based compensation within the meaning of Section 162(m). Participants are entitled to receive payment for a Section 162(m) performance-based award for any given performance period only to the extent that pre-established performance goals set by the Alcoa Corporation Compensation Committee for the

period are satisfied. These pre-established performance goals are based on one or more of the following performance measures: (i) earnings, including earnings margin, operating income, earnings before or after taxes, and earnings before or after interest, taxes, depreciation, and amortization; (ii) book value per share; (iii) pre-tax income, after-tax income, income from continuing operations, or after tax operating income; (iv) operating profit; (v) earnings per common share (basic or diluted); (vi) return on assets (net or gross); (vii) ROC; (viii) return on invested capital; (ix) sales, revenues or growth in or returns on sales or revenues; (x) share price appreciation; (xi) total stockholder return; (xii) cash flow, operating cash flow, free cash flow, cash flow return on investment (discounted or otherwise), cash on hand, reduction of debt, capital structure of the company including debt to capital ratios; (xiii) implementation or completion of critical projects or processes; (xiv) economic profit, economic value added or created; (xv) cumulative earnings per share growth; (xvi) achievement of cost reduction goals; (xvii) return on stockholders’ equity; (xviii) total stockholders’ return; (xix) reduction of days working capital, working capital or inventory; (xx) operating margin or profit margin; (xxi) capital expenditures; (xxii) cost targets, reductions and savings, productivity and efficiencies; (xxiii) strategic business criteria, consisting of one or more objectives based on market penetration, geographic business expansion, customer satisfaction (including product quality and delivery), employee satisfaction, human resources management (including diversity representation), supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xxiv) personal professional objectives, including any of the foregoing performance measures, the implementation of policies and plans, the negotiation of transactions, the development of long-term business goals, formation of joint ventures, research or development collaborations, technology and best practice sharing within the company, and the completion of other corporate goals or transactions; (xxv) sustainability measures, community engagement measures or environmental, health or safety goals of the company or the subsidiary or business unit of the company for or within which the participant is primarily employed; or (xxvi) audit and compliance measures.

The annual limits on performance-based compensation per participant in the Plan for awards intended to comply with Section 162(m) are: 4 million shares if the award is in the form of restricted shares or restricted stock units; 10 million shares if the award is in the form of stock options or stock appreciation rights; and $15 million in value if the award is paid in property other than shares. The number of shares subject to Converted Awards are disregarded for purposes of the foregoing award limits.

While the Plan is designed to allow the company to grant awards intended to comply with the performance-based exception to Section 162(m), the company may elect to provide non-deductible compensation under the Plan. Additionally, there can be no guarantee that awards granted under the Plan eligible for treatment as qualified performance-based compensation under Section 162(m) will receive such treatment.

Termination and Amendment of the Plan

The Alcoa Corporation Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time, except that the Alcoa Corporation Board may not amend the Plan without stockholder approval if such approval would be required pursuant to applicable law or the requirements of the NYSE or such other stock exchange on which the shares trade. The Alcoa Corporation Board or the Alcoa Corporation Compensation Committee generally may not amend the Plan or the terms of any award previously granted without the consent of the affected participant, if such action would impair the rights of such participant under any outstanding award.

Term of the Plan

The Plan is effective as of the company’s separation from ParentCo and, unless earlier terminated by the Alcoa Corporation Board, will operate for a fixed period of years.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Arconic

Since the separation and distribution, Alcoa Corporation and Arconic operate separately, each as an independent public company. In connection with the separation, Alcoa Corporation entered into the separation agreement with ParentCo, and also entered into various other agreements to effect the separation and provide a framework for its relationship with Arconic after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, a stockholder and registration rights agreement with respect to ParentCo’s continuing ownership of Alcoa Corporation common stock, intellectual property license agreements, a metal supply agreement, real estate and office leases, a spare parts loan agreement and an agreement relating to the North American packaging business. These agreements, together with the documents and agreements by which the internal reorganization was effected, provide for the allocation between Alcoa Corporation and Arconic of ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Alcoa Corporation’s separation from ParentCo and govern certain relationships between Alcoa Corporation and Arconic after the separation.

The material agreements described below are filed as exhibits to the registration statement on Form S-1 of which this prospectus is a part. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this prospectus.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement identifies the assets transferred, the liabilities assumed and the contracts transferred to each of Alcoa Corporation and Arconic as part of the separation of ParentCo into two companies, and provides for when and how these transfers and assumptions occurred. In particular, the separation agreement provides that, among other things, subject to the terms and conditions contained therein:

•	certain assets related to ParentCo’s Alcoa Corporation Business, which we refer to as the “Alcoa Corporation Assets,” were transferred to Alcoa Corporation or one of its subsidiaries, including:

•	equity interests in certain ParentCo subsidiaries that hold assets relating to the Alcoa Corporation Business;

•	the Alcoa brand, certain other trade names and trademarks, and certain other intellectual property (including, patents, know-how and trade secrets), software, information and technology used in the Alcoa Corporation Business or related to the Alcoa Corporation Assets, the Alcoa Corporation Liabilities or Alcoa Corporation’s business;

•	facilities related to the Alcoa Corporation Business;

•	contracts (or portions thereof) that relate to the Alcoa Corporation Business;

•	rights and assets expressly allocated to Alcoa Corporation pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

•	permits that primarily relate to the Alcoa Corporation Business; and

•	other assets that are included in Alcoa Corporation’s pro forma balance sheet, such as the pension assets included in Alcoa Corporation’s Unaudited Pro Forma Combined Condensed Financial Statements, which appear in the section entitled “Unaudited Pro Forma Combined Condensed Financial Statements”;

•	certain liabilities related to the Alcoa Corporation Business or the Alcoa Corporation Assets, which we refer to as the “Alcoa Corporation Liabilities,” were retained by or transferred to Alcoa Corporation, including certain liabilities associated with previously consummated divestitures of assets primarily related to the Alcoa Corporation Business. Subject to limited exceptions, liabilities that relate primarily to the Alcoa Corporation Business, including liabilities of various legal entities that are now subsidiaries of Alcoa Corporation following the separation, are now Alcoa Corporation Liabilities;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Alcoa Corporation Assets and Alcoa Corporation Liabilities (such assets and liabilities, other than the Alcoa Corporation Assets and the Alcoa Corporation Liabilities, we refer to as the “Arconic Assets” and “Arconic Liabilities,” respectively) were retained by or transferred to Arconic; and

•	Alcoa Corporation will pay to Arconic the after-tax proceeds it receives in respect of the pending sales of certain assets, including the Yadkin hydroelectric project.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither Alcoa Corporation nor ParentCo made any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Alcoa Corporation or ParentCo, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value transferred in connection with the separation. All assets were transferred on an “as is,” “where is” basis, and the respective transferees bore and will continue to bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests or judgments are not complied with.

The separation agreement provides that in the event that the transfer of certain assets and liabilities to Alcoa Corporation or Arconic, as applicable, did not occur prior to the separation, then until such assets or liabilities are able to be transferred, Alcoa Corporation or Arconic, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse Alcoa Corporation or Arconic, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

Non-Compete

Arconic and Alcoa Corporation have agreed for four years not to compete with respect to certain rolled metal products. Arconic has agreed not to produce certain products for the North American packaging business at its Tennessee operations (except for the benefit of Alcoa Corporation) for four years following the separation. Similarly, Alcoa Corporation has agreed not to produce certain rolled metal products for automotive applications at Warrick for four years following the Distribution.

Claims

In general, each party to the separation agreement assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement provides that Alcoa Corporation and its affiliates release and discharge Arconic and its affiliates from all liabilities assumed by Alcoa Corporation as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to Alcoa Corporation’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. Arconic and its affiliates release and discharge Alcoa Corporation and its affiliates from all liabilities retained by Arconic and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to Arconic’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include the separation agreement and the other agreements described under “Certain Relationships and Related Party Transactions.”

Indemnification

In the separation agreement, Alcoa Corporation agreed to indemnify, defend and hold harmless Arconic, each of Arconic’s affiliates and each of Arconic and its affiliates’ respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the Alcoa Corporation Liabilities;

•	Alcoa Corporation’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the Alcoa Corporation Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a Arconic Liability, any guarantee, indemnification or contribution obligation for the benefit of Alcoa Corporation by Arconic that survives the distribution;

•	any breach by Alcoa Corporation of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the Form 10 or in the information statement of Alcoa Corporation (as amended or supplemented), except for any such statements or omissions made explicitly in Arconic’s name.

Arconic agreed to indemnify, defend and hold harmless Alcoa Corporation, each of Alcoa Corporation’s affiliates and each of Alcoa Corporation and Alcoa Corporation’s affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the Arconic Liabilities;

•	the failure of Arconic or any other person to pay, perform or otherwise promptly discharge any of the Arconic Liabilities, in accordance with their respective terms whether prior to, at or after the distribution;

•	except to the extent relating to an Alcoa Corporation Liability, any guarantee, indemnification or contribution obligation for the benefit of Arconic by Alcoa Corporation that survives the distribution;

•	any breach by Arconic of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in Arconic’s name in the Form 10 or in the information statement of Alcoa Corporation (as amended or supplemented).

The separation agreement also establishes procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and set forth procedures for the administration of insured claims and related matters.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both Alcoa Corporation and Arconic agreed in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Alcoa Corporation and Arconic related to the separation or distribution and that are unable to be resolved through good faith discussions between Alcoa Corporation and Arconic. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of Alcoa Corporation and Arconic, and that, if such efforts are not successful, either Alcoa Corporation or Arconic may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding alternative dispute resolution, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, Arconic is responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by Arconic and Alcoa Corporation, all costs and expenses incurred in connection with the separation after the distribution will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement include Arconic’s right to continue to use the “Alcoa” name and related trademark for limited purposes for a limited period following the distribution, access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement provides that it may not be terminated after the distribution date except by an agreement in writing signed by both Arconic and Alcoa Corporation.

Transition Services Agreement

Alcoa Corporation and Arconic entered into a transition services agreement in connection with the separation pursuant to which Alcoa Corporation and Arconic and their respective affiliates provide each other, on an interim, transitional basis, various services, including, but not limited to, employee benefits administration, specialized technical and training services and access to certain industrial equipment, information technology services, regulatory services, continued industrial site remediation and closure services on discrete projects, project management services for certain equipment installation and decommissioning projects, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow the servicing party to charge a price comprised of out-of-pocket costs and expenses and a predetermined profit in the form of a mark-up of such out-of-pocket expenses. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

The services generally commenced on the distribution date and will terminate no later than two years following the distribution date. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement are generally limited to the aggregate charges actually paid to such party by the other party pursuant to the transition services agreement.

Tax Matters Agreement

In connection with the separation, Alcoa Corporation and Arconic entered into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters.

In addition, the tax matters agreement imposes certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the distribution and certain related transactions. The tax sharing agreement provides special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is responsible for any taxes imposed on Arconic or Alcoa Corporation that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.

Employee Matters Agreement

Alcoa Corporation and Arconic entered into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement governs certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement provides that, unless otherwise specified, Arconic is responsible for liabilities associated with current and former employees of Arconic and its subsidiaries and certain other former employees classified as former employees of Arconic for purposes of post-separation compensation and benefits matters, and Alcoa Corporation is responsible for liabilities associated with current and former employees of Alcoa Corporation and its subsidiaries and certain other former employees classified as former employees of Alcoa Corporation for purposes of post-separation compensation and benefits matters.

The employee matters agreement also governs the treatment of equity-based awards granted by ParentCo prior to the separation. See “Treatment of Equity-Based Compensation.”

Stockholder and Registration Rights Agreement

Alcoa Corporation entered into a stockholder and registration rights agreement with Arconic pursuant to which we agreed that, following the 60-day period commencing immediately after the effective time of the distribution, upon the request of Arconic, we will use commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Arconic. In addition, Arconic has agreed to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, Arconic will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from Arconic to a person other than Arconic, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

Alcoa Corporation is registering on a registration statement on Form S-1, of which this prospectus forms a part, the shares of our common stock retained by Arconic pursuant to a written notice received from Arconic under the stockholder and registration rights agreement requesting that Alcoa Corporation effect the registration under the Securities Act of such shares.

Intellectual Property License Agreements

In connection with the separation, Alcoa Corporation and Arconic entered into an Alcoa Corporation to Arconic Inc. Patent, Know-How, and Trade Secret License Agreement, an Arconic Inc. to Alcoa Corporation Patent, Know-How, and Trade Secret License Agreement, and an Alcoa Corporation to Arconic Inc. Trademark License Agreement, which we refer to, collectively, as the “intellectual property license agreements.”

Under the intellectual property license agreements, two Arconic businesses, Alcoa Wheels and Spectrochemical Standards, have ongoing rights to use the “Alcoa” name following the separation. Alcoa Wheels received a 25 year, evergreen renewable, royalty-free license to use the “Alcoa” name for commercial transportation wheels and hubs. The Spectrochemical Standards business received a royalty-free license to use the “Alcoa” name for five years on existing inventory, with the possibility of one five-year extension. Under the intellectual property license agreements, subject to limited exceptions, Alcoa Corporation is not permitted to use or license others to use the “Alcoa” name for a period of 20 years on Arconic-type products, such as aerospace and automotive parts.

The intellectual property license agreements also governs patents that were developed jointly and will continued to be used by both Arconic and Alcoa Corporation, as well as shared know-how. The intellectual property license agreements provides for a license of these patents and know-how from Arconic or Alcoa Corporation, as applicable, to the other on a perpetual, royalty-free, non-exclusive basis, subject to certain exceptions. Namely, Alcoa Corporation will exclusively license to Arconic (i) Advanced Ceramics for non-smelting uses and (ii) the EVERCAST foundry alloy for commercial truck wheel applications, subject to a threshold sales target being met by December 31, 2020.

Either party may terminate the license with respect to any trademark under the intellectual property license agreements upon an uncured material breach of Arconic with respect to such trademark that remains uncured after at least 60 days.

Metal Supply Agreement

In connection with the separation, Alcoa Corporation and Arconic entered into a master agreement for the supply of primary aluminum (“metal supply agreement”) pursuant to which Alcoa Corporation will supply Arconic with aluminum for use in its businesses. The metal supply agreement consists of a master agreement setting forth the general terms and conditions of the overall supply arrangement, with an initial term of three years, as well as individual sub-agreements that set forth terms and conditions with respect to the supply of a particular metal item. The master agreement is based on the form of agreement currently used by the Alcoa Corporation Business with its third party customers for metal supply arrangements. Each of the sub-agreements were negotiated individually and contain the main economic terms of the particular supply arrangement, including quantity and pricing. The term of each sub-agreement is typically one year, but if longer than one year, quantity and pricing will be redetermined and renegotiated on an annual basis in accordance with industry practices. Notwithstanding the metal supply agreement, Arconic has the right to purchase metal from other suppliers.

Real Estate Arrangements

Alcoa Corporation and Arconic entered into a lease agreement pursuant to which Arconic leased to Alcoa Corporation the land on which Arconic’s smelter, cast house and associated facilities located in Massena, New York are located for a term of 20 years with three automatic 10-year extensions, except that if Alcoa Corporation determines to close the smelter, the lease will terminate three years after such closure. If Alcoa Corporation ceases active production by the smelter, the facility will be considered closed five years after such cessation continues uninterrupted, and Alcoa Corporation will then be required to dismantle the smelter, remediate the land and otherwise restore it to industrial standard within three years before the lease is deemed terminated. The rent under the Massena lease agreement is set at a market rate and fixed for 10 years, after which it will increase annually based on the Consumer Price Index. In connection with the Massena lease agreement, Alcoa Corporation will provide certain power transmission services and process water to Arconic’s fabricating facility at the Massena, New York location.

In addition, subsidiaries of Alcoa Corporation and Arconic entered into a lease agreement pursuant to which a subsidiary of Alcoa Corporation, which will own the land and smelter assets at Arconic’s Fusina, Italy location, leased the land underlying Arconic’s rolling mill facilities to a subsidiary of Arconic for a term of 20 years with three automatic 10-year extensions. The rent under the Fusina lease agreement is set at a market rate and fixed for 10 years, after which it will increase annually based on the Consumer Price Index.

Alcoa Corporation and Arconic entered into a lease agreement pursuant to which Arconic leased to Alcoa Corporation a portion of one research and development building in which Arconic’s research and development facilities also are located, on Arconic’s research and development campus in New Kensington, Pennsylvania (the “ATC Lease Agreement”). The ATC Lease Agreement is for a term of 3 years with no automatic extensions and the rent will be set at a market rate and fixed for the term. In connection with the ATC Lease Agreement, Arconic will also provide certain building utilities to Alcoa Corporation’s research and development facilities via metered rates.

North American Packaging Business Agreement

ParentCo’s operations in Tennessee, which remained with Arconic following the separation, currently produce wide can body sheet for the North American packaging market. Arconic plans to shift the production of the wide can body sheet for packaging applications from Tennessee to Alcoa Corporation’s Ma’aden rolling mill. Before the Ma’aden rolling mill can begin production of the wide can body sheet, product from the facilities must be qualified by existing customers as an acceptable source of supply. While it is anticipated that these approvals will be obtained, the process is expected to take approximately 18 months. Alcoa Corporation and Arconic entered into a toll processing and services agreement (the “North American packaging business agreement”) pursuant to which Arconic will continue producing the wide can body sheet at Tennessee and provide it to Alcoa Corporation to permit Alcoa Corporation to continue supplying its customers without interruption during this period.

In addition, pursuant to the North American packaging business agreement, Arconic will process used beverage containers (“UBCs”) owned by Alcoa Corporation. Under the North American packaging business agreement, Arconic will cut, clean and melt the UBCs into ingot suitable for use by Alcoa Corporation as a raw material for use in Alcoa Corporation’s North American packaging business. The terms of the agreement will be based on the form of agreement used by ParentCo with its third party customers. The pricing terms of the agreement will be negotiated by Alcoa Corporation and Arconic. In addition to the pricing determination, the other terms and conditions of the agreement will be in line with industry practice. After the term of the North American packaging business agreement, Arconic and Alcoa Corporation may continue this commercial relationship subject to successful renegotiation at that time.

Spare Parts Loan Agreement

In connection with the separation, Alcoa Corporation and Arconic entered into a spare parts loan agreement pursuant to which each of Alcoa Corporation and Arconic and their respective affiliates will provide the other party with a loan of a spare equipment in its inventory while the other party has an order in process with its supplier. Upon fulfillment of the equipment order (or, if earlier, the need for the equipment by the loaning party or one year from the loan), the loaned spare equipment will be returned to the loaning party. Transportation costs will be borne by the borrowing party. Terms and conditions of the agreement will be in line with similar agreements to which ParentCo was a party with third parties.

Other Related Party Transactions

From January through October of 2016, prior to the Company’s separation from ParentCo, our Vice President and Controller, Molly Beerman, was a consultant to the finance department of ParentCo and provided services in support of the separation transaction. Ms. Beerman received approximately $300,000 in compensation in connection with her services as a consultant to ParentCo.

Procedures for Approval of Related Party Transactions

Alcoa Corporation adopted a written Related Person Transaction Approval Policy regarding the review, approval and ratification of transactions between the company and related persons. The policy applies to any transaction in which the company or a company subsidiary is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. A related person means any director or executive officer of the company, any nominee for director, any stockholder known to the company to be the beneficial owner of more than 5% of any class of the company’s voting securities, and any immediate family member of any such person.

Under this policy, reviews will be conducted by management to determine which transactions or relationships should be referred to the Governance and Nominating Committee for consideration. The Governance and Nominating Committee will then review the material facts and circumstances regarding a transaction and determine whether to approve, ratify, revise or reject a related person transaction, or to refer it to the full Board of Directors or another committee of the Board of Directors for consideration. The company’s Related Person Transaction Approval Policy operates in conjunction with other aspects of the company’s compliance program, including its Business Conduct Policies, which require that all directors, officers and employees have a duty to be free from the influence of any conflict of interest when they represent the company in negotiations or make recommendations with respect to dealings with third parties, or otherwise carry out their duties with respect to the company.

The Board of Directors is expected to consider the following types of potential related person transactions and pre-approve them under the company’s Related Person Transaction Approval Policy as not presenting material conflicts of interest:

•	employment of executive officers (except employment of an executive officer that is an immediate family member of another executive officer, director, or nominee for director) as long as the Compensation and Benefits Committee has approved the executive officers’ compensation;

•	director compensation that the Board of Directors has approved;

•	any transaction with another entity in which the aggregate amount involved does not exceed the greater of $1 million or 2% of the other entity’s total annual revenues, if a related person’s interest arises only from:

•	such person’s position as an employee or executive officer of the other entity; or

•	such person’s position as a director of the other entity; or

•	the ownership by such person, together with his or her immediate family members, of less than a 10% equity interest in the aggregate in the other entity (other than a partnership); or

•	both such position as a director and ownership as described in the foregoing two bullets; or

•	such person’s position as a limited partner in a partnership in which the person, together with his or her immediate family members, have an interest of less than 10%;

•	charitable contributions in which a related person’s only relationship is as an employee (other than an executive officer), or a director or trustee, if the aggregate amount involved does not exceed the greater of $250,000 or 2% of the charitable organization’s total annual receipts;

•	transactions, such as the receipt of dividends, in which all stockholders receive proportional benefits;

•	transactions involving competitive bids;

•	transactions involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

•	transactions with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of shares of our common stock by Non-U.S. Holders. For purposes of this discussion, a “Non-U.S. Holder” means:

•	a nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates, or

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia, or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion deals only with shares of our common stock held as capital assets by Non-U.S. Holders who purchased shares in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of shares of our common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including (but not limited to) persons that hold more than 5% of shares of our common stock, certain former citizens or residents of the United States, are a “controlled foreign corporation,” a “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes, or are otherwise subject to special treatment under the Code. This discussion does not address the applicability of the alternative minimum tax or the Medicare tax on net investment income, or any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of shares of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based on the tax laws of the United States, including the Code, existing and proposed regulations, administrative and judicial interpretations, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below.

Dividends

As discussed in “Dividend Policy,” the payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Alcoa Corporation Board. When we make a distribution of cash or property with respect to shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your adjusted tax basis in the shares. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Shares.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Even if you are eligible for a lower treaty rate, we and other payers will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or such other payer an applicable, valid IRS Form W-8 or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither we nor our paying agent (or other payer) have actual knowledge or reason to know to the contrary.

Dividends that are “effectively connected” with your conduct of a trade or business within the United States will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis. We and other payers generally are not required to withhold tax from “effectively connected” dividends, provided that you have furnished to us or another payer a valid IRS Form W-8ECI (or an acceptable substitute form) upon which you represent, under penalties of perjury, that you are a non-U.S. person and that the dividends are effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) and are includible in your gross income. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the shares of our common stock.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Sale, Exchange or Other Taxable Disposition of Shares

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless we are or have been a United States real property holding corporation for U.S. federal income tax purposes and you held, directly or indirectly, at any time during the five year period ending on the date of the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of shares of our common stock:

•	the gain is effectively connected with your trade or business in the United States (as discussed under “—Dividends” above), or

•	we believe that we have not been within the past five years, are not, and we do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder of shares of our common stock will generally be subject to 30% U.S. withholding tax on (i) dividends on our common stock and (ii) beginning after December 31, 2018, gross proceeds from the sale or other disposition of our common stock, if the Non-U.S. Holder is not FATCA compliant, or holds its shares of common stock through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a Non-US. Holder must provide us or an applicable financial institution certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. For a foreign financial institution to be FATCA compliant, it generally must enter into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or must satisfy similar requirements under an intergovernmental agreement between the United States and another country (an “IGA”). These requirements may be modified by the adoption or implementation of a particular IGA or by future U.S. Treasury Regulations. Prospective investors should consult their own tax advisers about how FATCA may apply to their investment in the shares of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

Non-U.S. taxpayers may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

DESCRIPTION OF MATERIAL INDEBTEDNESS

A subsidiary of Alcoa Corporation has incurred certain indebtedness in connection with the separation.

The material agreements described below are filed as exhibits to the registration statement on Form S-1 of which this prospectus is a part. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this prospectus.

Revolving Credit Facility

On September 16, 2016, Alcoa Corporation and Alcoa Nederland, a wholly owned subsidiary of Alcoa Corporation, entered into a secured revolving credit agreement with a syndicate of lenders and issuers named therein, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders and issuers (as amended from time to time, the “Revolving Credit Agreement”). The Revolving Credit Agreement was amended on October 26, 2016, to modify certain collateral-related provisions and to expand certain debt and lien baskets, among other changes.

The Revolving Credit Agreement provides revolving loans in an aggregate principal amount of up to $1.5 billion (the “Revolving Credit Facility”), of which $750 million of the outstanding loans may be denominated in Euros. In addition, up to $750 million may be utilized for the issuance of letters of credit, with a sublimit of $400 million for any letters of credit issued for the account of Alcoa Corporation or any domestic subsidiary (the “US Letters of Credit”). The proceeds of the Revolving Credit Facility are to be used for transaction costs associated with the separation, to provide working capital and/or for other general corporate purposes of Alcoa Corporation and its subsidiaries.

The Revolving Credit Facility will mature on November 1, 2021, with certain extension rights in the discretion of each lender.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to an applicable margin, plus, at Alcoa Nederland’s option, either (a) an adjusted LIBOR rate or (b) a base rate determined by reference to the highest of (1) the prime rate of JPMorgan Chase Bank, N.A., (2) the greater of the federal funds effective rate and the overnight bank funding rate, plus 0.5% and (3) the one month adjusted LIBOR rate with respect to U.S. dollar deposits plus 1% per annum. The applicable margin for LIBOR loans and base rate loans will vary based on Alcoa Corporation’s leverage ratio and will range from 1.75% to 2.50% for LIBOR loans and 0.75% to 1.50% for base rate loans. In addition to paying interest on outstanding borrowings under the Revolving Credit Facility, Alcoa Nederland is required to pay a quarterly commitment fee based on the unused portion of the Revolving Credit Facility, which will also be determined by Alcoa Corporation’s leverage ratio and will range from 0.225% to 0.450%.

Alcoa Nederland is required to pay customary letter of credit fees and agency fees.

Alcoa Nederland may voluntarily prepay any amounts outstanding under the Revolving Credit Facility, without penalty or premium, other than customary “breakage” costs with respect to LIBOR loans, and may also reduce the commitment under the Revolving Credit Facility, in whole or in part, in each case, subject to certain minimum amounts and increments.

All obligations of Alcoa Corporation or a domestic entity under the Revolving Credit Facility, including in respect of or in connection with US Letters of Credit, are guaranteed on a senior secured basis by Alcoa Nederland, Alcoa Corporation, Aluminerie Lauralco, Sàrl and the material domestic wholly-owned subsidiaries of Alcoa Corporation (collectively the “US Loan Parties”), subject to certain exceptions set forth in the Revolving Credit Agreement. All such obligations are secured by, subject to certain exceptions (including a limitation of pledges of equity interests in certain foreign subsidiaries to 65%, and certain thresholds with respect to real property), a first priority lien on substantially all assets of the US Loan Parties (other than assets owned by Alcoa Nederland and Aluminerie Lauralco, Sàrl), 100% of the equity interests of Alcoa Australian Holdings Pty Ltd. and 65% of the equity interests of both Alcoa Nederland and Aluminerie Lauralco, Sàrl.

All other obligations under the Revolving Credit Facility are guaranteed by the US Loan Parties and the material foreign wholly-owned subsidiaries of Alcoa Corporation located in Australia, Brazil, Canada, Luxembourg, the Netherlands and Norway (collectively, the “Global Loan Parties”), in each case, subject to certain exceptions set forth in the Revolving Credit Agreement. All such obligations are secured by, subject to certain exceptions (including certain thresholds with respect to real property), a first priority security interest in substantially all assets of the Global Loan Parties, including equity interests of certain subsidiaries that directly holds equity interests in AWAC entities. However, no AWAC entity is a guarantor of any obligation under the Revolving Credit Facility and no asset of any AWAC entity, or equity interests in any AWAC entity, will be pledged to secure the obligations under the Revolving Credit Facility.

The Revolving Credit Facility contains a number of customary affirmative covenants. In addition, the Revolving Credit Facility contains a number of negative covenants (to be applicable to Alcoa Corporation and its restricted subsidiaries), that, subject to certain exceptions, include limitations on (among other things): liens, fundamental changes, sales of assets, indebtedness, entering into restrictive agreements, restricted payments, including shareholder dividends and repurchases of common stock (see below), investments, loans, advances, guarantees and acquisitions, transactions with affiliates, amendment of certain material documents, and a covenant prohibiting reductions in the ownership of AWAC entities held by the Global Loan Parties and certain other specified restricted subsidiaries of Alcoa Corporation, below an agreed level.

The Revolving Credit Facility also includes financial covenants requiring the maintenance of a specified interest expense coverage ratio of not less than 5.00 to 1.00, and a leverage ratio for any period of four consecutive fiscal quarters that is not greater than 2.25 to 1.00.

In reference to the restricted payments covenant mentioned above, Alcoa Corporation may declare and make annual ordinary dividends in an aggregate amount not to exceed $37.5 million in each of the November 1, 2016 through December 31, 2017 time period and annual 2018, $50 million in each of annual 2019 and 2020, and $75 million in the January 1, 2021 through November 1, 2021 time period (see below), except that 50% of any unused amount of the base amount in any of the specified time periods may be used in the next succeeding period following the use of the base amount in said time period. Also, Alcoa Corporation may repurchase shares of its common stock pursuant to certain stock option plans or other benefit plans in an aggregate amount not to exceed $25 million during any fiscal year, except that 50% of any unused amount of the base amount in any fiscal year may be used in the next succeeding fiscal year following the use of the base amount in said fiscal year.

The Revolving Credit Facility contains customary events of default, including with respect to a failure to make payments under the Revolving Credit Facility, cross-default and cross-judgment default and certain bankruptcy and insolvency events.

There were no amounts outstanding at September 30, 2016 and no amounts were borrowed during the 2016 third quarter under the Revolving Credit Facility.

Senior Notes

On September 27, 2016, Alcoa Nederland completed an offering of $750 million aggregate principal amount of 6.75% senior notes due 2024 (the “2024 Notes”) and $500 million aggregate principal amount of 7.00% senior notes due 2026 (the “2026 Notes” and, together with the 2024 Notes, the “Notes”). The Notes were issued pursuant to an indenture (the “Indenture”) among (i) Alcoa Nederland, (ii) Alcoa Corporation and (iii) The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”).

The Notes are guaranteed on a senior unsecured basis by Alcoa Corporation and Alcoa Corporation’s subsidiaries that are guarantors under the Revolving Credit Facility, subject to certain exceptions (the “subsidiary guarantors” and, together with Alcoa Corporation, the “guarantors”). Each of the subsidiary guarantors will be released from their Note guarantees upon the occurrence of certain events, including the release of such guarantor from its obligations as a guarantor under the Revolving Credit Agreement.

The Indenture contains certain restrictive covenants that limit Alcoa Nederland’s and each guarantor’s ability to, among other things, incur, assume or guarantee debt or issue certain disqualified equity interests and preferred shares; pay dividends on or make other distributions in respect of capital stock and make other restricted payments and investments; sell or transfer certain assets; create liens on assets to secure debt unless the Notes are secured equally and ratably; enter into certain transactions with their affiliates; restrict dividends and other payments by certain of their subsidiaries; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and take any actions that would reduce their ownership of AWAC entities below an agreed level. These covenants are subject to a number of limitations and exceptions. The Indenture also contains customary events of default.

The Notes may be redeemed at Alcoa Nederland’s option, in whole or in part, at any time and from time to time after September 30, 2019, in the case of the 2024 Notes, and September 30, 2021, in the case of the 2026 Notes, at the applicable redemption prices that are set forth in the Indenture. At any time prior to such dates, Alcoa Nederland is entitled at its option to redeem all, but not less than all, of the Notes at a “make-whole” redemption price set forth in the Indenture. Additionally, at any time prior to September 30, 2019, Alcoa Nederland may, on one or more occasions, redeem up to 40% of the aggregate principal amount of the Notes of each series at the applicable redemption prices set forth in the Indenture with the net cash proceeds of certain equity offerings. The Notes may also be redeemed at the option of Alcoa Nederland at any time in connection with certain changes in withholding taxes. Upon the occurrence of a change of control, if certain other conditions are met, Alcoa Nederland must offer to purchase the Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest.

Other Debt

Alcoa Corporation has a loan agreement with Brazil’s National Bank for Economic and Social Development (“BNDES”) that provides for a financing commitment of $397 million, which is divided into three subloans and was used to pay for certain expenditures of the Estreito hydroelectric power project. Interest on the three subloans is a Brazil real rate of interest equal to BNDES’ long-term interest rate, 7.00% as of December 31, 2015 plus a weighted-average margin of 1.48%. As of December 31, 2015, Alcoa Corporation’s outstanding borrowings were $136 million and the weighted-average interest rate was 8.49%. This loan may be repaid early without penalty with the approval of BNDES.

Alcoa Corporation has another loan agreement with BNDES that provides for a financing commitment of $85 million, which was also used to pay for certain expenditures of the Estreito hydroelectric power project. Interest on the loan is a Brazil real rate of interest equal to BNDES’ long-term interest rate plus a margin of 1.55%. As of December 31, 2015, Alcoa Corporation’s outstanding borrowings were $38 million, and the interest rate was 6.55%. This loan may be repaid early without penalty with the approval of BNDES. See Note H to the Combined Financial Statements under the caption “Debt.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables set forth information as of January 5, 2017 regarding the beneficial ownership of shares of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•	each person or group known by us to be a beneficial owner of more than 5% of shares of our common stock (including the selling stockholder);

•	each of our named executive officers;

•	each of our directors; and

•	all our directors and executive officers, taken together.

The shares held by the selling stockholder reflected in the table below may be sold by the selling stockholder from time to time in one or more offerings described in this prospectus and the applicable prospectus supplement. Because the selling stockholder may offer all or any portion of the shares listed in the table below, no estimate can be given as to the amount of shares covered by this prospectus that will be held by the selling stockholder upon the termination of any offering. For purposes of the table below, we have assumed all of the shares to be registered on this registration statement on Form S-1, of which this prospectus is a part, are sold in one offering. We will update the below table in the applicable prospectus supplement for any offering.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of Alcoa Corporation common stock that Alcoa Corporation believes are beneficially owned by each person who is believed to beneficially own more than 5% of Alcoa Corporation common stock. The table is based in part upon information available as of the dates indicated as to those persons who beneficially own more than 5% of ParentCo common stock as reported to the SEC.

		Prior to the Offering			After the Offering
Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percentage of Class	Amount and Nature of Beneficial Ownership		Percentage of Class
Arconic Inc.
390 Park Avenue New York, NY 10022	Common Stock	36,311,767		19.9%	0		*
The Vanguard Group
100 Vanguard Boulevard Malvern, PA 19355	Common Stock	12,330,916	[1]	6.7%	12,330,916	[1]	6.7%
BlackRock, Inc.
55 East 52nd Street New York, NY 10022	Common Stock	9,608,033	[2]	5.3%	9,608,033	[2]	5.3%
Elliott Associates, L.P.
40 West 57th Street New York, NY 10019
Elliott International, L.P.
c/o Maples & Calder P.O. Box 309
Ugland House, South Church Street
George Town
Cayman Islands, British West Indies
Elliott International Capital Advisors Inc.
40 West 57th Street New York, NY 10019	Common Stock	11,788,457	[3]	6.4%	11,788,457	[3]	6.4%

*	Indicates that the percentage of beneficial ownership does not exceed 1%.

1	As of December 31, 2015, as reported in a Schedule 13G amendment dated February 10, 2016. The Vanguard Group, an investment adviser, reported that it had sole power to vote 2,409,360 shares of ParentCo common stock, sole power to dispose of 108,410,968 shares of ParentCo common stock, shared power to vote 134,064 of the reported shares, and shared power to dispose of 2,567,280 shares of ParentCo common stock, each without adjustment for ParentCo’s one-for-three reverse stock split effective October 5, 2016.

2	As of December 31, 2015, as reported in a Schedule 13G amendment dated February 10, 2016. BlackRock Inc., a parent holding company, reported that it had sole power to vote 73,979,475 shares of ParentCo common stock, sole power to dispose of 86,354,096 shares of ParentCo common stock, and shared power to vote and dispose of 118,208 shares of ParentCo common stock, each without adjustment for ParentCo’s one-for-three reverse stock split effective October 5, 2016.

3	As of November 11, 2016, as reported in a Schedule 13G dated November 14, 2016. Elliott Associates L.P. had sole power to vote and dispose of 3,772,305 shares of our common stock, Elliott International, L.P. had shared power to vote and dispose of 8,016,152 shares of our common stock, and Elliott International Capital Advisors Inc. had shared power to vote and dispose of 8,016,152 shares of our common stock.

Share Ownership of Executive Officers and Directors

The following table sets forth information regarding (i) each director and executive officer of Alcoa Corporation and (ii) all of Alcoa Corporation’s directors and executive officers as a group. The address of each director and executive officer shown in the table below is c/o Alcoa Corporation, 390 Park Avenue, New York, New York 10022-4608.

				Prior to the Offering		After the Offering
Name of Beneficial Owner	Shares of Common Stock(1)	Restricted Stock Units(2)	Deferred Share Units(3)	Total	Percentage of Class	Total	Percentage of Class
Michael G. Morris	3,346	2,078	44,168	49,592	*	49,592	*
Mary Anne Citrino	—	2,078	—	2,078	*	2,078	*
Timothy P. Flynn	—	2,078	—	2,078	*	2,078	*
Kathryn S. Fuller	—	2,078	24,982	27,060	*	27,060	*
James A. Hughes	—	2,078	—	2,078	*	2,078	*
James E. Nevels	33	2,078	—	2,111	*	2,111	*
James W. Owens	1,169	2,078	33,464	36,711	*	36,711	*
Carol L. Roberts	—	2,078	13,571	15,649	*	15,649	*
Suzanne Sitherwood	—	2,078	—	2,078	*	2,078	*
Steven W. Williams	—	2,078	—	2,078	*	2,078	*
Ernesto Zedillo	—	2,078	41,735	43,813	*	43,813	*
Roy C. Harvey	121,545	—	—	121,545	*	121,545	*
William F. Oplinger	208,088	—	315	208,403	*	208,403	*
Molly S. Beerman	1,047	—	—	1,047	*	1,047	*
Leigh Ann C. Fisher	62,144	—	—	62,144	*	62,144	*
Jeffrey D. Heeter	10,859	—	—	10,859	*	10,859	*
Tómas Sigurðsson	35,283	—	—	35,283	*	35,283	*
All directors and executive officers as a group (17 persons)	443,514	22,858	158,235	624,607	*	624,607	*

*	Indicates that the percentage of beneficial ownership does not exceed 1%. As of January 5, 2017, there were 182,930,995 shares of Company common stock outstanding.

1	This column shows beneficial ownership of Company common stock as calculated under SEC rules. This column includes shares held of record, shares held by a bank, broker or nominee for the person’s account, shares held through family trust arrangements, shares held jointly with the named individuals’ spouses, and for executive officers, share equivalent units held in the Company’s retirement savings plan which confer voting rights through the plan trustee with respect to shares of Company common stock. This column includes shares of Company common stock that may be acquired under employee stock options that are exercisable as of January 5, 2017 or will become exercisable within 60 days thereafter as follows: Mr. Harvey (118,334); Mr. Oplinger (193,689); Ms. Fisher (55,999); Mr. Sigurðsson (24,246); none for Ms. Beerman and Mr. Heeter; and all executive officers as a group (392,268). This column also includes shares of Company common stock that may be acquired pursuant to the time-based vesting of restricted stock unit awards within 60 days of January 5, 2017 as follows: Ms. Fisher (3,062); Mr. Sigurðsson (6,679); Mr. Heeter (9,287); and all executive officers as a group (19,028). No non-employee directors have Company stock options. As of January 5, 2017, individual directors and executive officers, as well as all directors and executive officers as a group, beneficially owned less than 1% of the outstanding shares of our common stock.

2	Restricted stock units have time-based vesting and are payable following a director’s separation from service from the Board, pursuant to the terms of the Company’s Non-Employee Director Compensation Policy.

3	This column lists (i) for executive officers, deferred share equivalent units held under the Alcoa Corporation Deferred Compensation Plan, and (ii) for directors, deferred share equivalent units that had been acquired pursuant to Alcoa Inc. deferred fee plans for directors. Deferred share equivalent units do not have voting rights.

DESCRIPTION OF ALCOA CORPORATION CAPITAL STOCK

Alcoa Corporation’s certificate of incorporation and bylaws were amended and restated prior to the distribution. The following is a summary of the material terms of our capital stock that are contained in our amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or bylaws, and are qualified in their entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on our capital stock. The certificate of incorporation and bylaws are included as exhibits to Alcoa Corporation’s registration statement on Form S-1, of which this prospectus forms a part. The following also summarizes certain relevant provisions of the DGCL. Since the terms of the DGCL are more detailed than the general information provided below, you should read the actual provisions of the DGCL for complete information.

General

Alcoa Corporation is authorized to issue 850,000,000 shares, of which:

•	750,000,000 shares are to be designated as common stock, par value $0.01 per share; and

•	100,000,000 shares are to be designated as preferred stock, par value $0.01 per share.

As of January 5, 2017, 182,930,995 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

Common Stock

Dividend Rights

Holders of our common stock are entitled to receive dividends as declared by the Board of Directors. However, no dividend will be declared or paid on our common stock until the company has paid (or declared and set aside funds for payment of) all dividends that have accrued on all classes of Alcoa Corporation’s outstanding preferred stock.

Voting Rights

Holders of our common stock are entitled to one vote per share.

Liquidation Rights

Upon any liquidation, dissolution or winding up of Alcoa Corporation, whether voluntary or involuntary, after payments to holders of preferred stock of amounts determined by the Board of Directors, plus any accrued dividends, the company’s remaining assets will be divided among holders of our common stock.

Preemptive or Other Subscription Rights

Holders of our common stock do not have any preemptive right to subscribe for any securities of the company.

Conversion and Other Rights

No conversion, redemption or sinking fund provisions apply to our common stock, and our common stock is not liable to further call or assessment by the company. All issued and outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our Board of Directors is authorized to issue up to 100,000,000 shares of our preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors has the discretion, subject to limitations prescribed by Delaware law and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption and liquidation preferences, of each series of preferred stock.

Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests.

Limitation on Liability of Directors; Indemnification; Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Alcoa Corporation, or for serving at Alcoa Corporation’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation expressly authorizes us to carry directors’ and officers’ insurance to protect Alcoa Corporation, its directors, officers and certain employees against certain liabilities.

The limitation of liability and indemnification provisions that are in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit Alcoa Corporation and its stockholders. Your investment may be adversely affected to the extent that, in a class action or direct suit, Alcoa Corporation pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire Alcoa Corporation by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Provisions

Alcoa Corporation is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by our stockholders.

Size of Board; Vacancies; Removal

Our amended and restated bylaws provide that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of directors and until his or her successor has been elected and qualified.

Our amended and restated bylaws provide that stockholders may remove our directors with or without cause by holders of a majority of shares entitled to vote at an election of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that stockholders may not act by written consent unless such written consent is unanimous. Stockholder action must otherwise take place at the annual or a special meeting of our stockholders.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that the chairman of our Board of Directors, our chief executive officer or our Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of our stockholders. Additionally, stockholders owning not less than 25% of our outstanding shares, who have held those shares for at least one year, may call a special stockholder meeting.

Advance Notice for Stockholder Proposals and Nominations

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors).

Proxy Access

In addition to advance notice procedures, our amended and restated bylaws also include provisions permitting, subject to certain terms and conditions, stockholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors in office.

Certain Effects of Authorized but Unissued Stock

We may issue additional shares of our common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Alcoa Corporation by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Alcoa Corporation, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Alcoa Corporation to Alcoa Corporation or to Alcoa Corporation stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against Alcoa Corporation or any current or former director or officer of Alcoa Corporation arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, any action asserting a claim relating to or involving Alcoa Corporation governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware.

Listing

Our shares of common stock are listed on the NYSE under the symbol “AA.”

Sale of Unregistered Securities

On March 14, 2016, Alcoa Corporation issued 1,000 shares of its common stock to ParentCo pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

The selling stockholder identified in this prospectus may offer, from time to time, shares of our common stock. We are registering such shares under the terms of a stockholder and registration rights agreement between us and the selling stockholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

The selling stockholder and its successors, including its transferees, may sell all or a portion of the shares of our common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares of our common stock may be sold in one or more transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Additionally, the selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. The selling stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, including, the NYSE in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market;

•	through the writing or settlement of options or other hedging transactions, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	a debt-for-equity exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act or under Section 4(1) under the Securities Act may be sold under such rules rather than pursuant to this prospectus or a prospectus supplement, subject to any restriction on transfer contained in the stockholder and registration rights agreement.

The selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell short the shares and deliver common stock to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and the applicable prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus and the applicable prospectus supplement. The selling stockholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and the applicable prospectus supplement.

The aggregate proceeds to the selling stockholder from the sale of the shares of our common stock will be the purchase price of the shares less discounts and commissions, if any.

If the selling stockholder disposes of the shares of our common stock through a debt-for-equity exchange, it is expected that the selling stockholder, the debt exchange party, and, for limited purposes, Alcoa Corporation, will enter into an exchange agreement. Under the exchange agreement, subject to certain conditions, the debt exchange party, as a principal for its own account, will exchange debt obligations of the selling stockholder held by the debt exchange party for shares of our common stock held by the selling stockholder. The amount of indebtedness of the selling stockholder held by the debt exchange party is expected to be sufficient to acquire all of the shares of our common stock to be sold.

In offering the shares of our common stock covered by this prospectus and the applicable prospectus supplement, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares are registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares of our common stock pursuant to this prospectus and the applicable prospectus supplement and to the activities of the selling stockholder. In addition, we will make copies of this prospectus and the applicable prospectus supplement available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

There can be no assurance that the selling stockholder will sell any or all of the common stock registered pursuant to the registration statement of which this prospectus forms a part.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling stockholder, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholder and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the shares of our common stock covered by this prospectus and the applicable prospectus supplement. Agents and underwriters may be entitled to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters and their respective affiliates may engage in transactions with, or perform services for us in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.

The estimated offering expenses payable by us, in addition to any underwriting discounts and commissions that will be paid by the selling stockholder, will be described in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the shares of our common stock being registered as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Alcoa Corporation and Alcoa Corporation common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this prospectus is not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

As a result of the distribution, Alcoa Corporation became subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above, as well as on our website at www.alcoa.com.

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information in this prospectus or to which this prospectus has referred you. Neither we nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC and we take no responsibility for any other information that others may give you.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP has passed upon the validity of the common stock on behalf of Alcoa Corporation. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Arconic and its predecessor, ParentCo, and may do so in the future. The underwriters or agents will be represented by Cravath, Swaine & Moore LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The combined financial statements of Alcoa Upstream Corporation as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

With respect to the unaudited combined financial information of Alcoa Corporation for the three-month and nine-month periods ended September 30, 2016 and 2015, included in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated December 1, 2016 appearing herein states that they did not audit and they do not express an opinion on that unaudited combined financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited combined financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alcoa Inc.

In our opinion, the accompanying combined balance sheets and the related statements of combined operations, combined comprehensive loss, changes in combined equity, and combined cash flows present fairly, in all material respects, the financial position of Alcoa Upstream Corporation at December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 29, 2016

Alcoa Upstream Corporation

Statement of Combined Operations

(in millions)

For the year ended December 31,	Note	2015	2014	2013
Sales to unrelated parties		$10,121	$11,364	$11,035
Sales to related parties		1,078	1,783	1,538

Total sales	Q	11,199	13,147	12,573

Cost of goods sold (exclusive of expenses below)		9,039	10,548	11,040
Selling, general administrative, and other expenses		353	383	406
Research and development expenses		69	95	86
Provision for depreciation, depletion, and amortization		780	954	1,026
Impairment of goodwill	A & E	—	—	1,731
Restructuring and other charges	D	983	863	712
Interest expense	A & V	270	309	305
Other expenses, net	O	42	58	14

Total costs and expenses		11,536	13,210	15,320

Loss before income taxes		(337)	(63)	(2,747)
Provision for income taxes	S	402	284	123

Net loss		(739)	(347)	(2,870)
Less: Net income (loss) attributable to noncontrolling interest		124	(91)	39

Net loss attributable to Alcoa Upstream Corporation		$(863)	$(256)	$(2,909)

The accompanying notes are an integral part of the combined financial statements of

Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Combined Comprehensive Loss

(in millions)

		Alcoa Upstream Corporation			Noncontrolling interest			Total
For the year ended December 31,	Note	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net (loss) income		$(863)	$(256)	$(2,909)	$124	$(91)	$39	$(739)	$(347)	$(2,870)
Other comprehensive loss, net of tax:	B
Change in unrecognized net actuarial loss/gain and prior service cost/benefit related to pension and other postretirement benefits		72	(51)	181	8	(13)	26	80	(64)	207
Foreign currency translation adjustments		(1,183)	(688)	(792)	(428)	(236)	(367)	(1,611)	(924)	(1,159)
Net change in unrecognized gains/losses on cash flow hedges		827	80	181	(1)	—	3	826	80	184

Total Other comprehensive loss, net of tax		(284)	(659)	(430)	(421)	(249)	(338)	(705)	(908)	(768)

Comprehensive loss		$(1,147)	$(915)	$(3,339)	$(297)	$(340)	$(299)	$(1,444)	$(1,255)	$(3,638)

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Combined Balance Sheet

(in millions)

December 31,	Note	2015	2014
Assets
Current assets:
Cash and cash equivalents	X	$557	$266
Receivables from customers, less allowances of $0 in 2015 and $1 in 2014		380	474
Other receivables		124	238
Inventories	G	1,172	1,501
Prepaid expenses and other current assets		333	438

Total current assets		2,566	2,917
Properties, plants, and equipment, net	H	9,390	11,326
Goodwill	A & E	152	160
Investments	I	1,472	1,777
Deferred income taxes	S	589	1,065
Fair value of derivative contracts		997	146
Other noncurrent assets	J	1,247	1,289

Total Assets		$16,413	$18,680

Liabilities
Current liabilities:
Accounts payable, trade		$1,379	$1,740
Accrued compensation and retirement costs		313	372
Taxes, including income taxes		136	141
Other current liabilities		558	453
Long-term debt due within one year	K & X	18	29

Total current liabilities		2,404	2,735
Long-term debt, less amount due within one year	K & X	207	313
Noncurrent income taxes		508	424
Accrued pension benefits	W	359	417
Accrued other postretirement benefits	W	78	93
Environmental remediation	N	207	125
Asset retirement obligations	C	539	572
Other noncurrent liabilities and deferred credits	L	598	928

Total liabilities		4,900	5,607

Contingencies and commitments	N

Equity
Net parent investment		11,042	11,915
Accumulated other comprehensive loss	B	(1,600)	(1,316)

Total net parent investment and other comprehensive loss		9,442	10,599

Noncontrolling interest	M	2,071	2,474

Total equity		11,513	13,073

Total Liabilities and Equity		$16,413	$18,680

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Combined Cash Flows

(in millions)

For the year ended December 31,	Note	2015	2014	2013
Cash From Operations
Net loss		$(739)	$(347)	$(2,870)
Adjustments to reconcile net loss to cash from operations:
Depreciation, depletion, and amortization		780	954	1,026
Deferred income taxes	S	86	(50)	(10)
Equity income, net of dividends		158	97	77
Impairment of goodwill	A & E	—	—	1,731
Restructuring and other charges	D	983	863	712
Net gain from investing activities—asset sales	O	(32)	(34)	(13)
Net period pension benefit cost	W	67	77	122
Stock-based compensation	R	35	39	33
Other		41	15	(26)
Changes in assets and liabilities, excluding effects of divestitures and foreign currency translation adjustments:
Decrease (increase) in receivables		130	(91)	(62)
Decrease (increase) in inventories		212	(126)	36
Decrease (increase) in prepaid expenses and other current assets		58	(21)	(1)
(Decrease) increase in accounts payable, trade		(156)	110	219
(Decrease) in accrued expenses		(311)	(404)	(393)
(Decrease) increase in taxes, including incomes taxes		(32)	(67)	96
Pension contributions	W	(69)	(154)	(128)
(Increase) in noncurrent assets		(356)	(32)	(185)
Increase in noncurrent liabilities		20	13	88

Cash provided from operations		875	842	452

Financing Activities
Net parent investment		(34)	(332)	561
Net change in short-term borrowings (original maturities of three months or less)		—	—	6
Additions to debt (original maturities greater than three months)	K	—	1	1
Payments on debt (original maturities greater than three months)	K	(24)	(36)	(41)
Contributions from noncontrolling interest	M	2	43	9
Distributions to noncontrolling interest		(106)	(120)	(107)

Cash (used for) provided from financing activities		(162)	(444)	429

Investing Activities
Capital expenditures		(391)	(444)	(567)
Proceeds from the sale of assets and businesses	F	70	223	8
Additions to investments	I	(63)	(145)	(242)
Sale of investments	I	—	28	—
Other		—	—	(1)

Cash used for investing activities		(384)	(338)	(802)

Effect of exchange rate changes on cash and cash equivalents		(38)	(7)	(14)

Net change in cash and cash equivalents		291	53	65
Cash and cash equivalents at beginning of year		266	213	148

Cash and cash equivalents at end of year		$557	$266	$213

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

Alcoa Upstream Corporation

Statement of Changes in Combined Equity

(in millions)

	Net parent investment	Accumulated other comprehensive loss	Noncontrolling interest	Total equity
Balance at December 31, 2012	$14,934	$(227)	$3,295	$18,002

Net (loss) income	(2,909)	—	39	(2,870)
Other comprehensive loss (B)	—	(430)	(338)	(768)
Change in Net parent investment	525	—	—	525
Distributions	—	—	(107)	(107)
Contributions (M)	—	—	9	9
Other	—	—	(2)	(2)

Balance at December 31, 2013	12,550	(657)	2,896	14,789

Net loss	(256)	—	(91)	(347)
Other comprehensive loss (B)	—	(659)	(249)	(908)
Change in Net parent investment	(379)	—	—	(379)
Distributions	—	—	(120)	(120)
Contributions (M)	—	—	43	43
Other	—	—	(5)	(5)

Balance at December 31, 2014	11,915	(1,316)	2,474	13,073

Net (loss) income	(863)	—	124	(739)
Other comprehensive loss (B)	—	(284)	(421)	(705)
Change in Net parent investment	(10)	—	—	(10)
Distributions	—	—	(106)	(106)
Contributions (M)	—	—	2	2
Other	—	—	(2)	(2)

Balance at December 31, 2015	$11,042	$(1,600)	$2,071	$11,513

The accompanying notes are an integral part of the combined financial statements of Alcoa Upstream Corporation.

ALCOA UPSTREAM CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)

A. The Proposed Separation and Basis of Presentation

References in these Notes to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation and its consolidated subsidiaries.

The Proposed Separation. On September 28, 2015, ParentCo announced that its Board of Directors approved a plan (the “separation”) to separate into two independent, publicly-traded companies: Alcoa Upstream Corporation (“Alcoa Corporation” or the “Company”), which will primarily comprise the historical bauxite mining, alumina refining, aluminum production and energy operations of ParentCo, as well as the rolling mill at the Warrick, Indiana, operations and ParentCo’s 25.1% stake in the Ma’aden Rolling Company in Saudi Arabia; and a value-add company, that will principally include the Global Rolled Products (other than the Warrick and Ma’aden rolling mills), Engineered Products and Solutions, and Transportation and Construction Solutions segments (collectively, the “Value-Add Businesses”) of ParentCo.

The separation will occur by means of a pro rata distribution by ParentCo of at least 80.1% of the outstanding shares of Alcoa Corporation. ParentCo, the existing publicly traded company, will continue to own the Value-Add Businesses, and will become the value-add company. In conjunction with the separation, ParentCo will change its name to Arconic Inc. (“Arconic”) and Alcoa Upstream Corporation will change its name to Alcoa Corporation.

The separation transaction, which is expected to be completed in the second half of 2016, is subject to a number of conditions, including, but not limited to: final approval by ParentCo’s Board of Directors; the continuing validity of the private letter ruling from the Internal Revenue Service regarding certain U.S. federal income tax matters relating to the transaction; receipt of an opinion of legal counsel regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes; and the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part. Upon completion of the separation, ParentCo shareholders will own at least 80.1% of the outstanding shares of Alcoa Corporation, and Alcoa Corporation will be a separate company from Arconic. Arconic will retain no more than 19.9% of the outstanding shares of common stock of Alcoa Corporation following the distribution.

Alcoa Corporation and Arconic will enter into an agreement (the “Separation Agreement”) that will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of Alcoa Corporation and Aronic as part of the separation of ParentCo into two companies, and will provide for when and how these transfers and assumptions will occur.

ParentCo may, at any time and for any reason until the proposed transaction is complete, abandon the separation plan or modify its terms.

Basis of Presentation. The Combined Financial Statements of Alcoa Corporation are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates upon subsequent resolution of identified matters. The Combined Financial Statements of Alcoa Corporation include the accounts of Alcoa Corporation and companies in which Alcoa Corporation has a controlling interest. Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which Alcoa Corporation has significant influence but does not have effective control. Investments in affiliates in which Alcoa Corporation cannot exercise significant influence are accounted for on the cost method.

Principles of Combination. The Combined Financial Statements include certain assets and liabilities that have historically been held at ParentCo’s corporate level but are specifically identifiable or otherwise attributable to Alcoa Corporation. All significant transactions and accounts within Alcoa Corporation have been eliminated. All significant intercompany transactions between ParentCo and Alcoa Corporation have been included within Net parent investment in these Combined Financial Statements.

Cost Allocations. The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development (“R&D”) activities. These general corporate expenses are included in the combined statement of operations within Cost of goods sold, Research and development expenses, and Selling, general administrative and other expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic.

All external debt not directly attributable to Alcoa Corporation has been excluded from the combined balance sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the Statement of Combined Operations within Interest expense.

The following table reflects the allocations of those detailed above:

	Amount allocated to Alcoa Corporation
	2015	2014	2013
Cost of goods sold(1)	$93	$76	$109
Selling, general administrative, and other expenses	146	158	154
Research and development expenses	17	21	16
Provision for depreciation, depletion, and amortization	22	37	38
Restructuring and other charges(2)	32	23	14
Interest expense	245	278	272
Other expenses (income), net	12	5	(1)

(1)	Allocation relates to ParentCo’s retained pension and Other postemployment benefits expenses for closed and sold operations.
(2)	Allocation primarily relates to layoff programs for ParentCo employees.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not reflect the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Statements of Combined Cash Flows as a financing activity and in the Combined Balance Sheet as Net parent investment.

Cash management. Cash is managed centrally with certain net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash and cash equivalents held by

ParentCo at the corporate level were not attributed to Alcoa Corporation for any of the periods presented. Only cash amounts specifically attributable to Alcoa Corporation are reflected in the Combined Balance Sheet. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of Net parent investment in Alcoa Corporation’s Combined Balance Sheet and as a financing activity on the accompanying Combined Statement of Cash Flows.

ParentCo has an arrangement with several financial institutions to sell certain customer receivables without recourse on a revolving basis. The sale of such receivables is completed through the use of a bankruptcy-remote special-purpose entity, which is a consolidated subsidiary of ParentCo. In connection with this arrangement, certain of Alcoa Corporation’s customer receivables are sold on a revolving basis to this bankruptcy-remote subsidiary of ParentCo; these sales are reflected as a component of Net parent investment in the Combined Balance Sheet.

ParentCo participates in several accounts payable settlement arrangements with certain vendors and third-party intermediaries. These arrangements provide that, at the vendor’s request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date and ParentCo makes payment to the third-party intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. In connection with these arrangements, certain of Alcoa Corporation’s accounts payable are settled, at the vendor’s request, before the scheduled payment date; these settlements are reflected as a component of Net parent investment in the Combined Balance Sheet.

Related Party Transactions. Alcoa Corporation buys products from and sells products to various related companies, including entities in which Alcoa Corporation retains a 50% or less equity interest, at negotiated prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa Corporation for all periods presented. Transactions between Alcoa Corporation and Arconic have been presented as related party transactions in these Combined Financial Statements.

Cash Equivalents. Cash equivalents are highly liquid investments purchased with an original maturity of three months or less. The cash and cash equivalents held by ParentCo at the corporate level were not attributed to Alcoa Corporation for any periods presented. Only cash amounts specifically attributable to Alcoa Corporation (primarily comprising cash held by entities within the Alcoa World Alumina and Chemicals joint venture) are reflected in the Combined Balance Sheet.

Inventory Valuation. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. and Canadian inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method.

Properties, Plants, and Equipment. Properties, plants, and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets. For greenfield assets, which refer to the construction of new assets on undeveloped land, the units of production method is used to record depreciation. These assets require a significant period (generally greater than one-year) to ramp-up to full production capacity. As a result, the units of production method is deemed a more systematic and rational method for recognizing depreciation on these assets. Depreciation is recorded on temporarily idled facilities until such time management approves a permanent shutdown. The following table details the weighted-average useful lives of structures and machinery and equipment by reporting segment (numbers in years):

Segment	Structures	Machinery and equipment
Bauxite	34	17
Alumina	30	27
Aluminum	36	22
Cast Products	36	22
Energy	31	22
Rolled Products	31	21

Gains or losses from the sale of assets are generally recorded in other income or expenses. Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs.

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow (DCF) model. The determination of what constitutes an asset group, the associated estimated undiscounted net cash flows, and the estimated useful lives of assets require significant judgments.

Mineral Rights. Alcoa Corporation recognizes mineral rights upon specific acquisitions of land that include such underlying rights, primarily in Jamaica (in December 2014, Alcoa Corporation divested its ownership stake in the joint venture in Jamaica—see Note F). This land is purchased for the sole purpose of mining bauxite. The underlying bauxite reserves are known at the time of acquisition based on associated drilling and analysis and are considered to be proven reserves. The acquisition cost of the land and mineral rights are amortized as the bauxite is produced based on the level of proven reserves determined at the time of purchase. Mineral rights are included in Properties, plants, and equipment on the accompanying Combined Balance Sheet.

Deferred Mining Costs. Alcoa Corporation recognizes deferred mining costs during the development stage of a mine life cycle. Such costs include the construction of access and haul roads, detailed drilling and geological analysis to further define the grade and quality of the known bauxite, and overburden removal costs. These costs relate to sections of the related mines where Alcoa Corporation is either currently extracting bauxite or is preparing for production in the near term. These sections are outlined and planned incrementally and generally are mined over periods ranging from one to five years, depending on mine specifics. The amount of geological drilling and testing necessary to determine the economic viability of the bauxite deposit being mined is such that the reserves are considered to be proven, and the mining costs are amortized based on this level of reserves. Deferred mining costs are included in Other noncurrent assets on the accompanying Combined Balance Sheet.

Goodwill and Other Intangible Assets. Goodwill is not amortized; instead, it is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. For 2015, Alcoa Corporation has two reporting units that contain goodwill: Bauxite ($51) and Alumina ($101); and four reporting units that contain no goodwill: Aluminum, Cast Products, Energy, and Rolled Products. Prior to 2015, Alcoa Corporation had three reporting units, which were Alumina (Bauxite, Alumina and a small portion of Energy), Primary Metals (Aluminum, Cast Products and the majority of Energy), and Rolled Products. All goodwill related to Primary Metals was impaired in 2013—see below. The previous amounts mentioned related to Bauxite and Alumina include an allocation of corporate goodwill.

In reviewing goodwill for impairment, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test (described below), otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test.

Alcoa Corporation’s policy for its annual review of goodwill is to perform the qualitative assessment for all reporting units not subjected directly to the two-step quantitative impairment test. Generally, management will proceed directly to the two-step quantitative impairment test for each of its two reporting units that contain goodwill at least once during every three-year period, as part of its annual review of goodwill.

Under the qualitative assessment, various events and circumstances (or factors) that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral, and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting. Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital (WACC) between the current and prior years for each reporting unit.

During the 2015 annual review of goodwill, management performed the qualitative assessment for two reporting units, Bauxite and Alumina. Management concluded it was not more likely than not that the estimated fair values of the two reporting units were less than their carrying values. As such, no further analysis was required.

Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Alcoa Corporation uses a DCF model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, production costs, tax rates, capital spending, discount rate, and working capital changes. Certain of these assumptions can vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

In the event the estimated fair value of a reporting unit per the DCF model is less than the carrying value, additional analysis would be required. The additional analysis would compare the carrying amount of the reporting unit’s goodwill with the implied fair value of that goodwill, which may involve the use of valuation experts. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and shareholders’ equity.

Goodwill impairment tests in prior years indicated that goodwill was not impaired for any of Alcoa Corporation’s reporting units, except for the former Primary Metals segment in 2013 (see below), and there were no triggering events since that time that necessitated an impairment test.

In 2013, for the former Primary Metals reporting unit (see above), the estimated fair value as determined by the DCF model was lower than the associated carrying value. As a result, management performed the second step of the impairment analysis in order to determine the implied fair value of the goodwill. The results of the second-step analysis showed that the implied fair value of goodwill was zero. Therefore, in 2013, Alcoa Corporation recorded a goodwill impairment of $1,731 ($1,719 after noncontrolling interest). As a result of the goodwill impairment, there is no goodwill remaining for the historical Primary Metals reporting unit.

The impairment of the Primary Metals goodwill resulted from several causes: the prolonged economic downturn; a disconnect between industry fundamentals and pricing that has resulted in lower metal prices; and the increased cost of alumina, a key raw material, resulting from expansion of the Alumina Price Index throughout the industry. All of these factors, exacerbated by increases in discount rates, continued to place significant downward pressure on metal prices and operating margins, and the resulting estimated fair value, of the Primary Metals business. As a result, management decreased the near-term and long-term estimates of the operating results and cash flows utilized in assessing the goodwill for impairment. The valuation of goodwill for the second step of the goodwill impairment analysis is considered a level 3 fair value measurement, which means that the valuation of the assets and liabilities reflect management’s own judgments regarding the assumptions market participants would use in determining the fair value of the assets and liabilities.

Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited. The following table details the weighted average useful lives of software and other intangible assets by reporting segment (numbers in years):

Segment	Software	Other intangible assets
Bauxite	7	15
Alumina	7	15
Aluminum	6	37
Cast Products	6	37
Energy	6	37
Rolled Products	9	14

Equity Investments. Alcoa Corporation invests in a number of privately-held companies, primarily through joint ventures and consortia, which are accounted for on the equity method. The equity method is applied in situations where Alcoa Corporation has the ability to exercise significant influence, but not control, over the investee. Management reviews equity investments for impairment whenever certain indicators are present suggesting that the carrying value of an investment is not recoverable. This analysis requires a significant amount of judgment from management to identify events or circumstances indicating that an equity investment is impaired. The following items are examples of impairment indicators: significant, sustained declines in an investee’s revenue, earnings, and cash flow trends; adverse market conditions of the investee’s industry or geographic area; the investee’s ability to continue operations measured by several items, including liquidity; and other factors. Once an impairment indicator is identified, management uses considerable judgment to determine if the impairment is other than temporary, in which case the equity investment is written down to its estimated fair value. An impairment that is other than temporary could significantly and adversely impact reported results of operations.

Revenue Recognition. Alcoa Corporation recognizes revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms. The shipping terms vary across all businesses and depend on the product, the country of origin, and the type of transportation (truck, train, or vessel). Alcoa Corporation periodically enters into long-term supply contracts with alumina and aluminum customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts. Deferred revenue is included in Other current liabilities and Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet.

Environmental Matters. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, which will not contribute to future revenues, are expensed. Liabilities are recorded when remediation costs are probable and can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractors, and monitoring expenses. Estimates are generally not discounted or reduced by potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa Corporation has reason to believe such parties will not fully pay their proportionate share. The liability is continuously reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity, and other factors that may be relevant, including changes in technology or regulations.

Litigation Matters. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters, among others. Once an unfavorable outcome is deemed probable, management weighs the probability of estimated losses, and the most reasonable loss estimate is recorded. If an unfavorable outcome of a matter is deemed to be reasonably possible, then the matter is disclosed and no liability is recorded. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss.

Asset Retirement Obligations. Alcoa Corporation recognizes asset retirement obligations (AROs) related to legal obligations associated with the normal operation of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. Alcoa Corporation also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement, and for the disposal of regulated waste materials related to the demolition of certain power facilities. The fair values of these AROs are recorded on a discounted basis, at the time the obligation is incurred, and accreted over time for the change in present value. Additionally, Alcoa Corporation capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over their remaining useful life.

Certain conditional asset retirement obligations (CAROs) related to alumina refineries, aluminum smelters, power and rolled products facilities have not been recorded in the Combined Financial Statements of Alcoa Corporation due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date a reasonable estimate of the ultimate settlement date can be made, Alcoa Corporation would record an ARO for the removal, treatment, transportation, storage, and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, polychlorinated biphenyls (PCBs), various process residuals, solid wastes, electronic equipment waste, and various other materials. Such amounts may be material to the Combined Financial Statements of Alcoa Corporation in the period in which they are recorded.

Income Taxes. Alcoa Corporation’s operations have historically been included in the income tax filings of ParentCo. The provision for income taxes in Alcoa Corporation’s combined statement of operations is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year calculated as if the Company was a standalone taxpayer filing hypothetical income tax returns where applicable. Any additional accrued tax liability or refund arising as a result of this approach is assumed to be immediately settled with ParentCo as a component of Net parent investment. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of Alcoa Corporation’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Deferred tax assets are reflected in the combined balance sheet for net operating losses, credits or other attributes to the extent that such attributes are expected to transfer to Alcoa Corporation upon the separation. Any difference from attributes generated in a hypothetical return on a separate return basis is adjusted as a component of Net parent investment.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50%) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and Alcoa Corporation’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Stock-Based Compensation. Alcoa Corporation employees have historically participated in ParentCo’s equity-based compensation plans. Until consummation of the distribution, Alcoa Corporation will continue to participate in ParentCo’s stock-based compensation plans and record compensation expense based on the awards granted to Alcoa Corporation employees. ParentCo recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. The compensation expense recorded by Alcoa Corporation, in all periods presented, includes the expense associated with employees historically attributable to Alcoa Corporation operations, as well as the expense associated with the allocation of stock compensation expense for corporate employees. The fair value of new stock options is estimated on the date of grant using a lattice-pricing model. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield, volatility, annual forfeiture rate, and exercise behavior. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

Most plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable.

Derivatives and Hedging. Derivatives are held for purposes other than trading and are part of a formally documented risk management program. For derivatives designated as cash flow hedges, Alcoa Corporation measures hedge effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of both types of hedges are recorded in sales or other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative instrument are recorded in other income or expense.

Alcoa Corporation accounts for hedges of certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded in other current and noncurrent assets and liabilities in the Combined Balance Sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales, cost of goods sold, or other income or expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding five years.

If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from derivatives are recognized in the Statement of Combined Cash Flows in a manner consistent with the underlying transactions.

Pensions and Other Postretirement Benefits. Certain Alcoa Corporation employees participate in defined benefit pension and other postretirement benefit plans (“Shared Plans”) sponsored by ParentCo, which also includes Arconic participants. For purposes of these Combined Financial Statements, Alcoa Corporation accounts for Shared Plans as multiemployer benefit plans. Accordingly, Alcoa Corporation does not record an asset or liability to recognize the funded status of the Shared Plans. However, the related expense recorded by Alcoa Corporation is based primarily on pensionable compensation and estimated interest costs attributable to Alcoa Corporation participants.

Certain plans that are specific to Alcoa Corporation employees (“Direct Plans”) are accounted for as defined benefit pension and other postretirement benefit plans for purposes of the Combined Financial Statements. Accordingly, the funded and unfunded position of each Direct Plan is recorded in the Combined Balance Sheet. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes, until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and recognition of expenses related to Direct Plans is dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual location in which such plans exist.

Foreign Currency. The local currency is the functional currency for Alcoa Corporation’s significant operations outside the United States, except for certain operations in Canada and Iceland, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa Corporation’s operations is made based on the appropriate economic and management indicators.

Recently Adopted Accounting Guidance. On January 1, 2015, Alcoa Corporation adopted changes issued by the Financial Accounting Standards Board (FASB) to reporting discontinued operations and disclosures of disposals of components of an entity. These changes require a disposal of a component to meet a higher threshold in order to be reported as a discontinued operation in an entity’s financial statements. The threshold is defined as a strategic shift that has, or will have, a major effect on an entity’s operations and financial results such as a disposal of a major geographical area or a major line of business. Additionally, the following two criteria have been removed from consideration of whether a component meets the requirements for discontinued operations presentation: (i) the operations and cash flows of a disposal component have been or will be eliminated from the ongoing operations of an entity as a result of the disposal transaction, and (ii) an entity will not have any significant continuing involvement in the operations of the disposal component after the disposal transaction. Furthermore, equity method investments now may qualify for discontinued operations presentation. These changes also require expanded disclosures for all disposals of components of an entity, whether or not the threshold for reporting as a discontinued operation is met, related to profit or loss information and/or asset and liability information of the component. The adoption of these changes had no impact on the Combined Financial Statements of Alcoa Corporation. This guidance will need to be considered in the event Alcoa Corporation initiates a disposal of a component.

In November 2015, the FASB issued changes to the balance sheet classification of deferred taxes, which Alcoa Corporation immediately adopted. These changes simplify the presentation of deferred income taxes by requiring all deferred income tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments of this update. As such, all deferred income tax assets and liabilities have been classified in the Deferred income taxes and Other noncurrent liabilities and deferred credits, respectively, line items on the December 31, 2015 Combined Balance Sheet.

Recently Issued Accounting Guidance. In January 2015, the FASB issued changes to the presentation of extraordinary items. Such items are defined as transactions or events that are both unusual in nature and infrequent in occurrence, and, currently, are required to be presented separately in an entity’s income statement, net of income tax, after income from continuing operations. The changes eliminate the concept of an extraordinary item and, therefore, the presentation of such items will no longer be required. Notwithstanding this change, an entity will still be required to present and disclose a transaction or event that is both unusual in nature and infrequent in occurrence in the notes to the financial statements. These changes become effective for Alcoa Corporation on January 1, 2016. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements.

In February 2015, the FASB issued changes to the analysis that an entity must perform to determine whether it should consolidate certain types of legal entities. These changes (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with variable interest entities, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. These changes become effective for Alcoa Corporation on January 1, 2016. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

In July 2015, the FASB issued changes to the subsequent measurement of inventory. Currently, an entity is required to measure its inventory at the lower of cost or market, whereby market can be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The changes require that inventory be measured at the lower of cost and net realizable value, thereby eliminating the use of the other two market methodologies. Net realizable value is defined as the estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. These changes do not apply to inventories measured using LIFO (last-in, first-out) or the retail inventory method. Currently, Alcoa Corporation applies the net realizable value market option to measure non-LIFO inventories at the lower of cost or market. These changes become effective for Alcoa Corporation on January 1, 2017. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements.

In May 2014, the FASB issued changes to the recognition of revenue from contracts with customers. These changes created a comprehensive framework for all entities in all industries to apply in the determination of when to recognize revenue, and, therefore, supersede virtually all existing revenue recognition requirements and guidance. This framework is expected to result in less complex guidance in application while providing a consistent and comparable methodology for revenue recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve this principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. In August 2015, the FASB deferred the effective date by one year, making these changes effective for Alcoa Corporation on January 1, 2018. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

In August 2014, the FASB issued changes to the disclosure of uncertainties about an entity’s ability to continue as a going concern. Under GAAP, continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity’s liquidation becomes imminent. Even if an entity’s liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. Because there is no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related note disclosures, there is diversity in practice whether, when, and how an entity discloses the relevant conditions and events in its financial statements. As a result, these changes require an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that financial statements are issued. Substantial doubt is defined as an indication that it is probable that an entity will be unable to meet its obligations as they become due within one year after the date that financial statements are issued. If management has concluded that substantial doubt exists, then the following disclosures should be made in the financial statements: (i) principal conditions or events that raised the substantial doubt, (ii) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, (iii) management’s plans that alleviated the initial substantial doubt or, if substantial doubt was not alleviated, management’s plans that are intended to at least mitigate the conditions or events that raise substantial doubt, and (iv) if the latter in (iii) is disclosed, an explicit statement that there is substantial doubt about the entity’s ability to continue as a going concern. These changes become effective for Alcoa Corporation for the 2016 annual period. Management has determined that the adoption of these changes will not have an impact on the Combined Financial Statements of Alcoa Corporation. Subsequent to adoption, this guidance will need to be applied by management at the end of each annual period and interim period therein to determine what, if any, impact there will be on the Combined Financial Statements in a given reporting period.

In February 2016, the FASB issued changes to the accounting and presentation of leases. These changes require lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right of use asset and lease liability. Additionally, when measuring assets and liabilities arising from a lease, optional payments should be included only if the lessee is reasonably certain to exercise an option to extend the lease, exercise a purchase option, or not exercise an option to terminate the lease. These changes become effective for Alcoa Corporation on January 1, 2019. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

B. Accumulated Other Comprehensive Loss

The following table details the activity of the three components that comprise Accumulated other comprehensive loss for both Alcoa Corporation and noncontrolling interest:

		Alcoa Corporation			Noncontrolling interest
	Note	2015	2014	2013	2015	2014	2013
Pension and other postretirement benefits	W
Balance at beginning of period		(424)	(373)	(554)	(64)	(51)	(77)
Other comprehensive income (loss):
Unrecognized net actuarial loss/gain and prior service cost/benefit		73	(109)	197	5	(22)	28
Tax (expense) benefit		(18)	35	(54)	(1)	7	(9)

Total Other comprehensive income (loss) before reclassifications, net of tax		55	(74)	143	4	(15)	19

Amortization of net actuarial loss/gain and prior service cost/benefit(1)		26	35	58	6	3	11
Tax expense(2)		(9)	(12)	(20)	(2)	(1)	(4)

Total amount reclassified from Accumulated other comprehensive loss, net of tax(5)		17	23	38	4	2	7

Total Other comprehensive income (loss)		72	(51)	181	8	(13)	26

Balance at end of period		(352)	(424)	(373)	(56)	(64)	(51)

Foreign currency translation
Balance at beginning of period		(668)	20	812	(351)	(115)	252
Other comprehensive loss(3)		(1,183)	(688)	(792)	(428)	(236)	(367)

Balance at end of period		(1,851)	(668)	20	(779)	(351)	(115)

Cash flow hedges	X
Balance at beginning of period		(224)	(304)	(485)	(2)	(2)	(5)
Other comprehensive income (loss):
Net change from periodic revaluations		1,155	78	197	(1)	—	4
Tax expense		(344)	(20)	(40)	—	—	(1)

Total Other comprehensive income (loss) before reclassifications, net of tax		811	58	157	(1)	—	3

Net amount reclassified to earnings:
Aluminum contracts(4)		21	26	30	—	—	—
Tax expense(2)		(5)	(4)	(6)	—	—	—

Total amount reclassified from Accumulated other comprehensive loss, net of tax(5)		16	22	24	—	—	—

Total Other comprehensive income (loss)		827	80	181	(1)	—	3

Balance at end of period		603	(224)	(304)	(3)	(2)	(2)

(1)	These amounts were included in the computation of net periodic benefit cost for pension and other postretirement benefits (see Note W).
(2)	These amounts were included in Provision for income taxes on the accompanying Statement of Combined Operations.
(3)	In all periods presented, there were no tax impacts related to rate changes and no amounts were reclassified to earnings.
(4)	These amounts were included in Sales on the accompanying Statement of Combined Operations.
(5)	A positive amount indicates a corresponding charge to earnings and a negative amount indicates a corresponding benefit to earnings. These amounts were reflected on the accompanying Statement of Combined Operations in the line items indicated in footnotes 1 through 4.

C. Asset Retirement Obligations

Alcoa Corporation has recorded AROs related to legal obligations associated with the normal operations of bauxite mining, alumina refining, and aluminum smelting facilities. These AROs consist primarily of costs associated with spent pot lining disposal, closure of bauxite residue areas, mine reclamation, and landfill closure. Alcoa Corporation also recognizes AROs for any significant lease restoration obligation, if required by a lease agreement, and for the disposal of regulated waste materials related to the demolition of certain power facilities.

In addition to AROs, certain CAROs related to alumina refineries, aluminum smelters, power and rolled products facilities have not been recorded in the Combined Financial Statements of Alcoa Corporation due to uncertainties surrounding the ultimate settlement date. Such uncertainties exist as a result of the perpetual nature of the structures, maintenance and upgrade programs, and other factors. At the date a reasonable estimate of the ultimate settlement date can be made (e.g., planned demolition), Alcoa Corporation would record an ARO for the removal, treatment, transportation, storage, and/or disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste, and various other materials. If Alcoa Corporation was required to demolish all such structures immediately, the estimated CARO as of December 31, 2015 ranges from $3 to $28 per structure (25 structures) in today’s dollars.

The following table details the carrying value of recorded AROs by major category (of which $96 and $77 was classified as a current liability as of December 31, 2015 and 2014, respectively):

December 31,	2015	2014
Spent pot lining disposal	$141	$170
Closure of bauxite residue areas	165	178
Mine reclamation	191	167
Demolition*	103	103
Landfill closure	29	30
Other	6	—

	$635	$648

*	In 2015 and 2014, AROs were recorded as a result of management’s decision to permanently shut down and demolish certain structures (See Note D).

The following table details the changes in the total carrying value of recorded AROs:

December 31,	2015	2014
Balance at beginning of year	$648	$620
Accretion expense	18	23
Payments	(72)	(83)
Liabilities incurred	96	137
Divestitures*	—	(20)
Foreign currency translation and other	(55)	(29)

Balance at end of year	$635	$648

*	In 2014, this amount relates to the sale of an interest in a bauxite mine and alumina refinery in Jamaica and a smelter in the United States (see Note F).

D. Restructuring and Other Charges

Restructuring and other charges for each year in the three-year period ended December 31, 2015 were comprised of the following:

	Note	2015	2014	2013
Asset impairments		$311	$328	$100
Layoff costs		199	157	152
Legal matters in Italy	N	201	—	—
Net loss on divestitures of businesses	F	25	214	—
Resolution of a legal matter	N	—	—	391
Other*		254	181	73
Reversals of previously recorded layoff and other exit costs		(7)	(17)	(4)

Total restructuring and other charges		$983	$863	$712

*	Includes $32, $23, and $14 in 2015, 2014, and 2013, respectively, related to the allocation of restructuring charges to Alcoa Corporation based on segment revenue.

Layoff costs were recorded based on approved detailed action plans submitted by the operating locations that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2015 Actions. In 2015, Alcoa Corporation recorded Restructuring and other charges of $983, which were comprised of the following components: $418 for exit costs related to decisions to permanently shut down and demolish three smelters and a power station (see below); $238 for the curtailment of two refineries and two smelters (see below); $201 related to legal matters in Italy (see Note N); a $24 net loss primarily related to post-closing adjustments associated with two December 2014 divestitures (see Note F); $45 for layoff costs, including the separation of approximately 465 employees; $33 for asset impairments related to prior capitalized costs for an expansion project at a refinery in Australia that is no longer being pursued; a net credit of $1 for other miscellaneous items; $7 for the reversal of a number of small layoff reserves related to prior periods; and $32 related to Corporate restructuring allocated to Alcoa Corporation.

During 2015, management initiated various alumina refining and aluminum smelting capacity curtailments and/or closures. The curtailments were composed of the remaining capacity at all of the following: the São Luís smelter in Brazil (74,000 metric-tons-per-year); the Suriname refinery (1,330,000 metric-tons-per-year); the Point Comfort, TX refinery (2,010,000 metric-tons-per-year); and the Wenatchee, WA smelter (143,000 metric-tons-per-year). All of the curtailments were completed in 2015 except for 1,635,000 metric-tons-per-year at the Point Comfort refinery, which is expected to be completed by the end of June 2016. The permanent closures were composed of the capacity at the Warrick, IN smelter (269,000 metric-tons-per-year) (includes the closure of a related coal mine) and the infrastructure of the Massena East, NY smelter (potlines were previously shut down in both 2013 and 2014—see 2013 Actions and 2014 Actions below), as the modernization of this smelter is no longer being pursued. The shutdown of the Warrick smelter was completed by the end of March 2016.

The decisions on the above actions were part of a separate 12-month review in refining (2,800,000 metric-tons-per-year) and smelting (500,000 metric-tons-per-year) capacity initiated by management in March 2015 for possible curtailment (partial or full), permanent closure or divestiture. While many factors contributed to each decision, in general, these actions were initiated to maintain competitiveness amid prevailing market conditions for both alumina and aluminum. Demolition and remediation activities related to the Warrick smelter and the Massena East location will begin in 2016 and are expected to be completed by the end of 2020.

Separate from the actions initiated under the reviews described above, in mid-2015, management approved the permanent shutdown and demolition of the Poços de Caldas smelter (capacity of 96,000 metric-tons-per-year) in Brazil and the Anglesea power station (includes the closure of a related coal mine) in Australia. The entire capacity at Poços de Caldas had been temporarily idled since May 2014 and the Anglesea power station was shut down at the end of August 2015. Demolition and remediation activities related to the Poços de Caldas smelter and the Anglesea power station began in late 2015 and are expected to be completed by the end of 2026 and 2020, respectively.

The decision on the Poços de Caldas smelter was due to management’s conclusion that the smelter was no longer competitive as a result of challenging global market conditions for primary aluminum, which led to the initial curtailment, that have not dissipated and higher costs. For the Anglesea power station, the decision was made because a sale process did not result in a sale and there would have been imminent operating costs and financial constraints related to this site in the remainder of 2015 and beyond, including significant costs to source coal from available resources, necessary maintenance costs, and a depressed outlook for forward electricity prices. The Anglesea power station previously supplied approximately 40 percent of the power needs for the Point Henry smelter, which was closed in August 2014 (see 2014 Actions below).

In 2015, costs related to the shutdown and curtailment actions included asset impairments of $226, representing the write-off of the remaining book value of all related properties, plants, and equipment; $154 for the layoff of approximately 3,100 employees (1,800 in the Primary Metals segment and 1,300 in the Alumina segment), including $30 in pension costs (see Note W); accelerated depreciation of $85 related to certain facilities as they continued to operate during 2015; and $222 in other exit costs. Additionally in 2015, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $90, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $222 represent $72 in asset retirement obligations and $85 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in the United States, Brazil, and Australia (includes the rehabilitation of a related coal mine in each of Australia and the United States), and $65 in supplier and customer contract-related costs.

As of December 31, 2015, approximately 740 of the 3,600 employees were separated. The remaining separations for 2015 restructuring programs are expected to be completed by the end of 2016. In 2015, cash payments of $26 were made against layoff reserves related to 2015 restructuring programs.

2014 Actions. In 2014, Alcoa Corporation recorded Restructuring and other charges of $863, which were comprised of the following components: $526 for exit costs related to decisions to permanently shut down and demolish three smelters (see below); a $216 net loss for the divestitures of three operations (see Note F); $61 for the temporary curtailment of two smelters and a related production slowdown at one refinery (see below); $33 for asset impairments related to prior capitalized costs for a modernization project at a smelter in Canada that is no longer being pursued; $9 for layoff costs, including the separation of approximately 60 employees; a net charge of $4 for an environmental charge at a previously shut down refinery; $9 primarily for the reversal of a number of layoff reserves related to prior periods; and $23 related to Corporate restructuring allocated to Alcoa Corporation.

In early 2014, management approved the permanent shutdown and demolition of the remaining capacity (84,000 metric-tons-per-year) at the Massena East, NY smelter and the full capacity (190,000 metric-tons-per-year) at the Point Henry smelter in Australia. The capacity at Massena East was fully shut down by the end of March 2014 and the Point Henry smelter was fully shut down in August 2014. Demolition and remediation activities related to both the Massena East and Point Henry smelters began in late 2014 and are expected to be completed by the end of 2020 and 2018, respectively.

The decisions on the Massena East and Point Henry smelters were part of a 15-month review of 460,000 metric tons of smelting capacity initiated by management in May 2013 (see 2013 Actions below) for possible curtailment. Through this review, management determined that the remaining capacity of the Massena East smelter was no longer competitive and the Point Henry smelter had no prospect of becoming financially viable.

Management also initiated the temporary curtailment of the remaining capacity (62,000 metric-tons-per-year) at the Poços de Caldas smelter and additional capacity (85,000 metric-tons-per-year) at the São Luís smelter, both in Brazil. These curtailments were completed by the end of May 2014. As a result of these curtailments, 200,000 metric-tons-per-year of production at the Poços de Caldas refinery was reduced by the end of June 2014.

Additionally, in August 2014, management approved the permanent shutdown and demolition of the capacity (150,000 metric-tons-per-year) at the Portovesme smelter in Italy, which had been idle since November 2012. This decision was made because the fundamental reasons that made the Portovesme smelter uncompetitive remained unchanged, including the lack of a viable long-term power solution. Demolition and remediation activities related to the Portovesme smelter will begin in 2016 and are expected to be completed by the end of 2020 (delayed due to discussions with the Italian government and other stakeholders).

In 2014, costs related to the shutdown and curtailment actions included $149 for the layoff of approximately 1,290 employees, including $24 in pension costs (see Note W); accelerated depreciation of $146 related to the Point Henry smelter in Australia as they continued to operate during 2014; asset impairments of $150 representing the write-off of the remaining book value of all related properties, plants, and equipment; and $152 in other exit costs. Additionally in 2014, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $55, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $152 represent $87 in asset retirement obligations and $24 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in Australia, Italy, and the United States, and $41 in other related costs, including supplier and customer contract-related costs.

As of December 31, 2015, the separations associated with 2014 restructuring programs were essentially complete. In 2015 and 2014, cash payments of $34 and $87, respectively, were made against layoff reserves related to 2014 restructuring programs.

2013 Actions. In 2013, Alcoa Corporation recorded Restructuring and other charges of $712, which were comprised of the following components: $391 related to the resolution of a legal matter (see Government Investigations under Litigation in Note N); $244 for exit costs related to the permanent shutdown and demolition of certain structures at three smelter locations (see below); $38 for layoff costs, including the separation of approximately 370 employees, of which 280 relates to a global overhead reduction program; $23 for asset impairments related to the write-off of capitalized costs for projects no longer being pursued due to the market environment; a net charge of $2 for other miscellaneous items; and $14 related to Corporate restructuring allocated to Alcoa Corporation.

In May 2013, management approved the permanent shutdown and demolition of two potlines (capacity of 105,000 metric-tons-per-year) that utilize Soderberg technology at the Baie Comeau smelter in Québec, Canada (remaining capacity of 280,000 metric-tons-per-year composed of two prebake potlines) and the full capacity (44,000 metric-tons-per-year) at the Fusina smelter in Italy. Additionally, in August 2013, management approved the permanent shutdown and demolition of one potline (capacity of 41,000 metric-tons-per-year) that utilizes Soderberg technology at the Massena East, NY smelter (remaining capacity of 84,000 metric-tons-per-year composed of two Soderberg potlines). The aforementioned Soderberg lines at Baie Comeau and Massena East were fully shut down by the end of September 2013 while the Fusina smelter was previously temporarily idled in 2010. Demolition and remediation activities related to all three facilities began in late 2013 and are expected to be completed by the end of 2016 for Massena East and by the end of 2017 for both Baie Comeau and Fusina.

The decisions on the Soderberg lines for Baie Comeau and Massena East were part of a 15-month review of 460,000 metric tons of smelting capacity initiated by management in May 2013 for possible curtailment, while the decision on the Fusina smelter was in addition to the capacity being reviewed. Factors leading to all three decisions were in general focused on achieving sustained competitiveness and included, among others: lack of an economically viable, long-term power solution (Italy); changed market fundamentals; other existing idle capacity; and restart costs.

In 2013, exit costs related to the shutdown actions included $113 for the layoff of approximately 550 employees (Primary Metals segment), including $78 in pension costs (see Note W); accelerated depreciation of $58 (Baie Comeau) and asset impairments of $19 (Fusina and Massena East) representing the write-off of the remaining book value of all related properties, plants, and equipment; and $54 in other exit costs. Additionally in 2013, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value resulting in a charge of $8, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $54 represent $47 in asset retirement obligations and $5 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish these structures, and $2 in other related costs.

As of December 31, 2015, the separations associated with 2013 restructuring programs were essentially complete. In 2015, 2014, and 2013, cash payments of $6, $24, and $23, respectively, were made against layoff reserves related to 2013 restructuring programs.

Alcoa Corporation does not include Restructuring and other charges in the results of its reportable segments. The impact of allocating such charges to segment results would have been as follows:

	2015	2014	2013
Bauxite	$16	$—	$—
Alumina	212	283	10
Aluminum	610	559	296
Cast Products	2	(2)	—
Energy	84	—	—
Rolled Products	9	—	—

Segment total	933	840	306

Corporate	50	23	406

Total restructuring and other charges	$983	$863	$712

Activity and reserve balances for restructuring charges were as follows:

	Layoff costs	Other exit costs	Total
Reserve balances at December 31, 2012	$40	$15	$55

2013:
Cash payments	(41)	(1)	(42)
Restructuring charges	152	58	210
Other*	(93)	(58)	(151)

Reserve balances at December 31, 2013	58	14	72

2014:
Cash payments	(120)	(7)	(127)
Restructuring charges	138	158	296
Other*	(26)	(152)	(178)

Reserve balances at December 31, 2014	50	13	63

2015:
Cash payments	(65)	(1)	(66)
Restructuring charges	199	423	622
Other*	(47)	(420)	(467)

Reserve balances at December 31, 2015	$137	$15	$152

*	Other includes reversals of previously recorded restructuring charges and the effects of foreign currency translation. In 2015, 2014, and 2013, Other for layoff costs also included a reclassification of $35, $24, and $83, respectively, in pension and/or other postretirement benefits costs, as these obligations were included in Alcoa Corporation’s separate liability for pension and other postretirement benefits obligations (see Note W). Additionally in 2015, 2014, and 2013, Other for other exit costs also included a reclassification of the following restructuring charges: $76, $87, and $58, respectively, in asset retirement and $86, $28, and $12, respectively, in environmental obligations, as these liabilities were included in Alcoa Corporation’s separate reserves for asset retirement obligations (see Note C) and environmental remediation (see Note N).

The remaining reserves are expected to be paid in cash during 2016, with the exception of approximately $15, which is expected to be paid over the next several years for ongoing site remediation work and special layoff benefit payments.

E. Goodwill and Other Intangible Assets

The following table details the changes in the carrying amount of goodwill under the Bauxite and Alumina segmentation:

	Note	Bauxite	Alumina	Corporate*	Total
Balance at December 31, 2013:
Goodwill		$2	$7	$158	$167
Accumulated impairment losses		—

		2	7	158	167
Divestitures	F	—	(3)	—	(3)
Translation		1	1	(6)	(4)

Balance at December 31, 2014:
Goodwill		3	5	152	160
Accumulated impairment losses		—	—	—	—

		3	5	152	160
Translation		(1)	(1)	(6)	(8)

Balance at December 31, 2015:
Goodwill		2	4	146	152
Accumulated impairment losses		—	—	—	—

		$2	$4	$146	$152

*	The $146 of goodwill reflected in corporate is allocated to the Bauxite ($49) and Alumina ($97) segments for purposes of impairment testing (see Note A). This goodwill is reflected in Corporate for segment reporting purposes because it is not included in management’s assessment of performance by segments.

In 2013, Alcoa Corporation recognized an impairment of goodwill in the amount of $1,731 ($1,719 after noncontrolling interest) related to the annual impairment review of the historical Primary Metals reporting unit (see Goodwill and Other Intangible Assets policy in Note A). Following this impairment, there is no goodwill associated with these four reporting units of Alcoa Corporation: Aluminum, Cast Products, Rolled Products and Energy.

Other intangible assets, which are included in Other noncurrent assets on the accompanying Combined Balance Sheet, were as follows:

December 31, 2015	Gross carrying amount	Accumulated amortization
Computer software	$176	$(158)
Patents and licenses	25	(5)
Other intangibles	25	(10)

Total other intangible assets	$226	$(173)

December 31, 2014	Gross carrying amount	Accumulated amortization
Computer software	$186	$(156)
Patents and licenses	25	(5)
Other intangibles	30	(10)

Total other intangible assets	$241	$(171)

Computer software consists primarily of software costs associated with an enterprise business solution (EBS) within Alcoa Corporation to drive common systems among all businesses.

Amortization expense related to the intangible assets in the tables above for the years ended December 31, 2015, 2014, and 2013 was $10, $13, and $15, respectively, and is expected to be in the range of $10 to $15 annually from 2016 to 2020.

F. Acquisitions and Divestitures

2015 Divestitures. In 2015, Alcoa Corporation had post-closing adjustments, as provided for in the respective purchase agreements, related to two divestitures completed in December 2014 (see 2014 Divestitures below). The combined post-closing adjustments resulted in net cash received of $41 and a net loss of $24, which was recorded in Restructuring and other charges (see Note D) on the accompanying Statement of Combined Operations. These two divestitures are no longer subject to post-closing adjustments.

2014 Divestitures. In 2014, Alcoa Corporation completed the divestiture of three operations as described below. Combined, these transactions yielded net cash proceeds of $223 and resulted in a net loss of $216, which was recorded in Restructuring and other charges (see Note D) on the accompanying Statement of Combined Operations. Two of the three transactions were subject to certain post-closing adjustments as defined in the respective purchase agreements as of December 31, 2014 (see 2015 Divestitures above).

In November 2014, Alcoa Corporation completed the sale of an aluminum rod plant located in Bécancour, Québec, Canada to Sural Laminated Products. This facility takes molten aluminum and shapes it into the form of a rod, which is used by customers primarily for the transportation of electricity. While owned by Alcoa Corporation, the operating results and assets and liabilities of this plant were included in the former Primary Metals segment. In conjunction with this transaction, Alcoa Corporation entered into a multi-year agreement with Sural Laminated Products to supply molten aluminum for the rod plant. The aluminum rod plant generated sales of approximately $200 in 2013 and, at the time of divestiture, had approximately 60 employees.

In December 2014, Alcoa Corporation’s majority-owned subsidiary (60%), Alcoa World Alumina and Chemicals (AWAC), completed the sale of its ownership stake in a bauxite mine and alumina refinery joint venture in Jamaica to Noble Group Ltd. The joint venture was 55% owned by a subsidiary of AWAC, which is 40% owned by Alumina Limited. While owned by AWAC, 55% of both the operating results and assets and liabilities of this joint venture were included in the former Alumina segment. As it relates to AWAC’s previous

55% ownership stake, the refinery (AWAC’s share of the capacity was 778,800 metric-tons-per-year) generated sales (third-party and intersegment) of approximately $200 in 2013, and the refinery and mine combined, at the time of divestiture, had approximately 500 employees.

Also in December 2014, Alcoa Corporation completed the sale of its 50.33% ownership stake in the Mt. Holly smelter located in Goose Creek, South Carolina to Century Aluminum Company. While owned by Alcoa Corporation, 50.33% of both the operating results and assets and liabilities related to the smelter were included in the former Primary Metals segment. As it relates to Alcoa Corporation’s previous 50.33% ownership stake, the smelter (Alcoa Corporation’s share of the capacity was 115,000 metric-tons-per-year) generated sales of approximately $280 in 2013 and, at the time of divestiture, had approximately 250 employees.

G. Inventories

December 31,	2015	2014
Finished goods	$139	$231
Work-in-process	171	241
Bauxite and alumina	445	578
Purchased raw materials	295	318
Operating supplies	122	133

	$1,172	$1,501

At December 31, 2015 and 2014, the total amount of inventories valued on a LIFO basis was $361 and $520, respectively. If valued on an average-cost basis, total inventories would have been $172 and $279 higher at December 31, 2015 and 2014, respectively. During 2013, reductions in LIFO inventory quantities caused partial liquidations of the lower cost LIFO inventory base that resulted in the recognition of income of $11.

H. Properties, Plants, and Equipment, Net

December 31,	2015	2014
Land and land rights, including mines	$333	$383
Structures:
Bauxite	986	1,335
Alumina	2,405	2,768
Aluminum	3,345	3,520
Cast Products	260	244
Energy	530	656
Rolled Products	256	255
Other	328	381

	8,110	9,159

Machinery and equipment:
Bauxite	401	496
Alumina	3,717	4,173
Aluminum	6,480	6,911
Cast Products	435	391
Energy	980	1,009
Rolled Products	872	865
Other	306	321

	13,191	14,166

	21,634	23,708
Less: accumulated depreciation, depletion, and amortization	12,728	12,942

	8,906	10,766
Construction work-in-progress	484	560

	$9,390	$11,326

As of December 31, 2015 and 2014, the net carrying value of temporarily idled smelting assets was $324 and $419, representing 778 kmt and 665 kmt of idle capacity, respectively. Also, as of December 31, 2015 and 2014, the net carrying value of temporarily idled refining assets was $53 and $62, representing 2,801 kmt and 1,216 kmt of idle capacity, respectively.

I. Investments

As of December 31, 2015 and 2014, the Combined Financial Statements reflect equity investments of $1,472 and $1,777, respectively. These equity investments included an interest in a project to develop a fully-integrated aluminum complex in Saudi Arabia (see below); bauxite mining interests in Guinea (45% of Halco Mining, Inc.) and Brazil (18.2% of Mineração Rio do Norte S.A.); two hydroelectric power projects in Brazil (see Note N); a natural gas pipeline in Australia (see Note N); a smelter operation in Canada (50% of Pechiney Reynolds Quebec, Inc.); and a hydroelectric power company in Canada (40% of Manicouagan Power Limited Partnership). Pechiney Reynolds Quebec, Inc. owns a 50.1% interest in the Bécancour smelter in Quebec, Canada thereby entitling ParentCo to a 25.05% interest in the smelter. Through two wholly-owned Canadian subsidiaries, Alcoa Corporation also owns 49.9% of the Bécancour smelter. Halco Mining, Inc. owns 100% of Boké Investment Company, which owns 51% of Compagnie des Bauxites de Guinée. The investments in the bauxite mining interests in Guinea and Brazil and the natural gas pipeline in Australia are held by wholly-owned subsidiaries of Alcoa World Alumina and Chemicals (AWAC), which is owned 60% by Alcoa Corporation and 40% by Alumina Limited. In 2015, 2014, and 2013, Alcoa Corporation received $152, $86, and $89, respectively, in dividends from its equity investments.

ParentCo and Saudi Arabian Mining Company (known as “Ma’aden”) have a 30-year (from December 2009) joint venture shareholders’ agreement (automatic extension for an additional 20 years, unless the parties agree otherwise or unless earlier terminated) setting forth the terms for the development, construction, ownership, and operation of an integrated bauxite mine, alumina refinery, and aluminum smelter in Saudi Arabia. Specifically, the project developed by the joint venture consists of: (i) a bauxite mine for the extraction of approximately 4,000 kmt of bauxite from the Al Ba’itha bauxite deposit near Quiba in the northern part of Saudi Arabia; (ii) an alumina refinery with an initial capacity of 1,800 kmt; (iii) a primary aluminum smelter with an initial capacity of 740 kmt, and (iv) a rolling mill with an initial capacity of 380 kmt. The refinery, smelter, and rolling mill have been constructed in an industrial area at Ras Al Khair on the east coast of Saudi Arabia. The facilities use critical infrastructure, including power generation derived from reserves of natural gas, as well as port and rail facilities, developed by the government of Saudi Arabia. First production from the smelter, rolling mill, and mine and refinery occurred in December of 2012, 2013, and 2014, respectively.

In 2012, ParentCo and Ma’aden agreed to expand the capabilities of the rolling mill to include a capacity of 100 kmt dedicated to supplying aluminum automotive, building and construction, and foil stock sheet. First production related to the expanded capacity occurred in 2014. This expansion is not expected to result in additional equity investment (see beow) due to significant savings anticipated from a change in the project execution strategy of the initial 380 kmt capacity of the rolling mill.

The joint venture is owned 74.9% by Ma’aden and 25.1% by ParentCo and consists of three separate companies as follows: one each for the mine and refinery, the smelter, and the rolling mill. Following the signing of the joint venture shareholders’ agreement, ParentCo paid Ma’aden $80 representing the initial investment in the project. In addition, ParentCo paid $56 to Ma’aden, representing ParentCo’s pro rata share of certain agreed upon pre-incorporation costs incurred by Ma’aden prior to formation of the joint venture.

Ma’aden and ParentCo have put and call options, respectively, whereby Ma’aden can require ParentCo to purchase from Ma’aden, or ParentCo can require Ma’aden to sell to ParentCo, a 14.9% interest in the joint venture at the then fair market value. These options may only be exercised in a six-month window that opens five years after the Commercial Production Date (as defined in the joint venture shareholders’ agreement) and, if exercised, must be exercised for the full 14.9% interest. The Commercial Production Date for the smelting company was declared on September 1, 2014. There have not been similar declarations yet for the rolling mill company and the mining and refining company.

The ParentCo affiliate that holds Alcoa Corporation’s interests in the smelting company and the rolling mill company is wholly owned by ParentCo, and the ParentCo affiliate that holds Alcoa Corporation’s interest in the mining and refining company is wholly owned by AWAC. Except in limited circumstances, ParentCo may not sell, transfer or otherwise dispose of or encumber or enter into any agreement in respect of the votes or other rights attached to its interests in the joint venture without Ma’aden’s prior written consent.

A number of ParentCo employees perform various types of services for the smelting, rolling mill, and refining and mining companies as part of the construction of the fully-integrated aluminum complex. At December 31, 2015 and 2014, ParentCo had an outstanding receivable of $19 and $30, respectively, from the smelting, rolling mill, and refining and mining companies for labor and other employee-related expenses.

Capital investment in the project is expected to total approximately $10,800 (SAR 40.5 billion) and has been funded through a combination of equity contributions by the joint venture partners and project financing by the joint venture, which has been guaranteed by both partners (see below). Both the equity contributions and the guarantees of the project financing are based on the joint venture’s partners’ ownership interests. Originally, it was estimated that ParentCo’s total equity investment in the joint venture would be approximately $1,100, of which ParentCo has contributed $981, including $29 and $120 in 2015 and 2014, respectively. Based on changes to both the project’s capital investment and equity and debt structure from the initial plans, the estimated $1,100 equity contribution may be reduced. As of December 31, 2015 and 2014, the carrying value of Alcoa Corporation’s investment in this project was $928 and $983, respectively.

The smelting and rolling mill companies have project financing totaling $4,311 (reflects principal payments made through December 31, 2015), of which $1,082 represents ParentCo’s share (the equivalent of ParentCo’s 25.1% interest in the smelting and rolling mill companies). In conjunction with the financings, ParentCo issued guarantees on behalf of the smelting and rolling mill companies to the lenders in the event that such companies default on their debt service requirements through 2017 and 2020 for the smelting company and 2018 and 2021 for the rolling mill company (Ma’aden issued similar guarantees for its 74.9% interest). ParentCo’s guarantees for the smelting and rolling mill companies cover total debt service requirements of $142 in principal and up to a maximum of approximately $50 in interest per year (based on projected interest rates). At December 31, 2015 and 2014, the combined fair value of the guarantees was $7 and $8, respectively, which was included in Other noncurrent liabilities and deferred credits on the accompanying Alcoa Corporation Combined Balance Sheet.

The mining and refining company has project financing totaling $2,232, of which $560 represents AWAC’s 25.1% interest in the mining and refining company. In conjunction with the financings, ParentCo, on behalf of AWAC, issued guarantees to the lenders in the event that the mining and refining company defaults on its debt service requirements through 2019 and 2024 (Ma’aden issued similar guarantees for its 74.9% interest). ParentCo’s guarantees for the mining and refining company cover total debt service requirements of $120 in principal an up to a maximum of approximately $30 in interest per year (based on projected interest rates). At December 31, 2015 and 2014, the combined fair value of the guarantees was $3 and $4, respectively, which was included in Other noncurrent liabilities and deferred credits on the accompanying Alcoa Corporation Combined Balance Sheet. In the event ParentCo would be required to make payments under the guarantees, 40% of such amount would be contributed to ParentCo by Alumina Limited, consistent with its ownership interest in AWAC.

In June 2013, all three joint venture companies entered into a 20-year gas supply agreement with Saudi Aramco, replacing the previous authorized gas allocation of the Ministry of Petroleum and Mineral Resources of Saudi Arabia (the “Ministry of Petroleum”). The gas supply agreement provides sufficient fuel to meet manufacturing process requirements as well as fuel to the adjacent combined water and power plant being constructed by Saline Water Conversion Corporation, which is owned by the government of Saudi Arabia and is responsible for desalinating sea water and producing electricity for Saudi Arabia. The combined water and power plant will convert the three joint venture companies’ gas into electricity and water at cost, which will be supplied to the refinery, smelter, and rolling mill. A $60 letter of credit previously provided to the Ministry of Petroleum by Ma’aden (ParentCo is responsible for its pro rata share) under the gas allocation was terminated in June 2015 due to the completion of certain auxiliary rolling facilities.

The parties subject to the joint venture shareholders’ agreement may not sell, transfer, or otherwise dispose of, pledge, or encumber any interests in the joint venture until certain milestones have been met as defined in both agreements. Under the joint venture shareholders’ agreement, upon the occurrence of an unremedied event of default by ParentCo, Ma’aden may purchase, or, upon the occurrence of an unremedied event of default by Ma’aden, ParentCo may sell, its interest for consideration that varies depending on the time of the default.

J. Other Noncurrent Assets

December 31,	Note	2015	2014
Gas supply prepayment	N	$288	$—
Prepaid gas transmission contract	N	268	295
Value-added tax receivable		233	294
Deferred mining costs, net		203	209
Intangibles, net	E	53	70
Prepaid pension benefit	W	35	35
Advance related to European Commission Matter in Italy	N	—	111
Other		167	275

		$1,247	$1,289

K. Debt

December 31,	2015	2014
BNDES Loans, due 2016-2029 (see below for weighted average rates)	$174	$267
Chelan County Loan, due 2031 (5.85%)	14	14
Other	37	61

	225	342
Less: amount due within one year	18	29

	$207	$313

The principal amount of long-term debt maturing in each of the next five years is $18 in 2016, $17 in 2017, $16 in 2018, $15 in 2019, and $15 in 2020.

BNDES Loans—Alcoa Corporation has a loan agreement with Brazil’s National Bank for Economic and Social Development (BNDES) that provides for a financing commitment of $397 (R$687), which is divided into three subloans and was used to pay for certain expenditures of the Estreito hydroelectric power project. Interest on the three subloans is a Brazil real rate of interest equal to BNDES’ long-term interest rate, 7.00% and 5.00% as of December 31, 2015 and 2014, respectively, plus a weighted-average margin of 1.48%. Principal and interest are payable monthly, which began in October 2011 and end in September 2029 for two of the subloans totaling R$667 and began in July 2012 and end in June 2018 for the subloan of R$20. This loan may be repaid early without penalty with the approval of BNDES.

As of December 31, 2015 and 2014, Alcoa Corporation’s outstanding borrowings were $136 (R$522) and $209 (R$560), respectively, and the weighted-average interest rate was 8.49%. During 2015 and 2014, Alcoa Corporation repaid $15 (R$48) and $20 (R$47), respectively, of outstanding borrowings. Additionally, Alcoa Corporation borrowed less than $1 (R$1) and $1 (R$2) under the loan in 2015 and 2014, respectively.

Alcoa Corporation has another loan agreement with BNDES that provides for a financing commitment of $85 (R$177), which also was used to pay for certain expenditures of the Estreito hydroelectric power project. Interest on the loan is a Brazil real rate of interest equal to BNDES’ long-term interest rate plus a margin of 1.55%. Principal and interest are payable monthly, which began in January 2013 and end in September 2029. This loan may be repaid early without penalty with the approval of BNDES. As of December 31, 2015 and 2014,

Alcoa Corporation’s outstanding borrowings were $38 (R146) and $58 (R$156), respectively, and the interest rate was 6.55%. During 2015 and 2014, Alcoa Corporation repaid $3 (R$10) and $5 (R$11), respectively, of outstanding borrowings.

L. Other Noncurrent Liabilities and Deferred Credits

December 31,	Note	2015	2014
Fair value of derivative contracts	X	$189	$368
Liability related to the resolution of a legal matter	N	148	222
Accrued compensation and retirement costs		92	102
Deferred alumina sales revenue		84	93
Deferred credit related to derivative contract	X	—	62
Other		85	81

		$598	$928

M. Noncontrolling Interest

As of December 31, 2015 and 2014, the amount of the noncontrolling shareholder’s (Alumina Limited) interest in the equity of certain Alcoa Corporation majority-owned entities, collectively known as Alcoa World Alumina and Chemicals, was $2,071 and $2,474, respectively.

In 2015, 2014, and 2013, Alcoa Corporation received $2, $43, and $9, respectively, in contributions from Alumina Limited related to Alcoa World Alumina and Chemicals.

In 2013, Noncontrolling interest included a charge of $17 related to a legal matter (see Settlement with Alumina Limited under Litigation in Note N).

N. Contingencies and Commitments

Contingencies

The matters discussed within this section are those of ParentCo that are associated directly or indirectly with Alcoa Corporation’s operations. For those matters where the outcome remains uncertain, the ultimate allocation of any potential future costs between Alcoa Corporation and Arconic will be addressed in the Separation Agreement.

Litigation.

Alba Matter

Civil Suit. On February 27, 2008, ParentCo received notice that Aluminium Bahrain B.S.C. (“Alba”) had filed suit against ParentCo, Alcoa World Alumina LLC (“AWA”), and William Rice (collectively, the “ParentCo Parties”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. ParentCo, Alcoa World Alumina LLC, William Rice, and Victor Phillip Dahdaleh. The complaint alleged that certain ParentCo entities and their agents, including Victor Phillip Dahdaleh, had engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleged that ParentCo and its employees or agents (1) illegally bribed officials of the government of Bahrain and/or officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and/or officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which ParentCo would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between ParentCo and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleged that ParentCo and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (RICO) and committed fraud. Alba claimed damages in excess of $1,000. Alba’s complaint sought treble damages with respect to its RICO claims; compensatory, consequential, exemplary, and punitive damages; rescission of the 2005 alumina supply contract; and attorneys’ fees and costs.

On October 9, 2012, the ParentCo Parties, without admitting any liability, entered into a settlement agreement with Alba. The agreement called for AWA to pay Alba $85 in two equal installments, one-half at time of settlement and one-half one year later, and for the case against the ParentCo Parties to be dismissed with prejudice. Additionally, AWA and Alba entered into a long-term alumina supply agreement. On October 9, 2012, pursuant to the settlement agreement, AWA paid Alba $42.5, and all claims against the ParentCo Parties were dismissed with prejudice. On October 9, 2013 pursuant to the settlement agreement, AWA paid the remaining $42.5. Based on the settlement agreement, in the 2012 third quarter, ParentCo recorded a $40 charge in addition to the $45 charge it recorded in the 2012 second quarter in respect of the suit (see Agreement with Alumina Limited below).

Government Investigations. On February 26, 2008, ParentCo advised the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”) that it had recently become aware of the claims by Alba as alleged in the Alba civil suit, had already begun an internal investigation and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified ParentCo that it had opened a formal investigation. The SEC subsequently commenced a concurrent investigation. ParentCo has been cooperating with the government since that time.

In the second quarter of 2013, ParentCo proposed to settle the DOJ matter by offering the DOJ a cash payment of $103. Based on this offer, ParentCo recorded a charge of $103 in the 2013 second quarter. Also in the second quarter of 2013, ParentCo exchanged settlement offers with the SEC. However, the SEC staff rejected ParentCo’s offer of $60 and no charge was recorded. During the remainder of 2013, settlement discussions with both the DOJ and the SEC continued.

On January 9, 2014, ParentCo resolved the investigations by the DOJ and the SEC. The settlement with the DOJ was reached with AWA. Under the terms of a plea agreement entered into with the DOJ, effective January 9, 2014, AWA pled guilty to one count of violating the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). As part of the DOJ resolution, AWA agreed to pay a total of $223, including a fine of $209 payable in five equal installments over four years. The first installment of $41.8, plus a one-time administrative forfeiture of $14, was paid in the first quarter of 2014, the second installment of $41.8 was paid in the first quarter of 2015, and the remaining installments of $41.8 each will be paid in the first quarters of 2016 through 2018 (the third installment was paid on January 8, 2016). The DOJ is bringing no case against ParentCo.

Effective January 9, 2014, ParentCo also settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the FCPA. Under the terms of the settlement with the SEC, ParentCo agreed to a settlement amount of $175, but will be given credit for the $14 one-time forfeiture payment, which is part of the DOJ resolution, resulting in a total cash payment to the SEC of $161 payable in five equal installments over four years. The first and second installments of $32.2 each were paid to the SEC in the first quarter of 2014 and 2015, respectively, and the remaining installments of $32.2 each will be paid in the first quarters of 2016 through 2018 (the third installment was paid on January 25, 2016).

There was no allegation in the filings by the DOJ and there was no finding by the SEC that anyone at ParentCo knowingly engaged in the conduct at issue.

Based on the resolutions with both the DOJ and SEC, in the 2013 fourth quarter, ParentCo recorded a $288 charge, which includes legal costs of $7, in addition to the $103 charge it recorded in the 2013 second quarter in respect of the investigations (see Agreement with Alumina Limited below).

Agreement with Alumina Limited. AWA is a U.S.-based Alcoa World Alumina and Chemicals (“AWAC”) company organized under the laws of Delaware that owns, directly or indirectly, alumina refineries and bauxite mines in the Atlantic region. AWAC is an unincorporated global bauxite mining and alumina refining venture between ParentCo and Alumina Limited. AWAC consists of a number of affiliated entities, including AWA, which own, or have an interest in, or operate bauxite mines and alumina refineries in eight countries (seven as of December 31, 2014 due to the divestiture of an ownership interest in a mining and refining joint venture in Jamaica—see Note F). ParentCo owns 60% and Alumina Limited owns 40% of these individual entities, which are consolidated by ParentCo for financial reporting purposes (and are reflected in Alcoa Corporation’s combined financial statements).

In October 2012, ParentCo and Alumina Limited entered into an agreement to allocate the costs of the Alba civil settlement and all legal fees associated with this matter (including the government investigations discussed above) between ParentCo and Alumina Limited on an 85% and 15% basis, respectively, but this would occur only if a settlement is reached with the DOJ and the SEC regarding their investigations. As such, the $85 civil settlement in 2012 and all legal costs associated with the civil suit and government investigations incurred prior to 2013 were allocated on a 60% and 40% basis in the respective periods on ParentCo’s Statement of Consolidated Operations. As a result of the resolutions of the government investigations, the $384 charge and legal costs incurred in 2013 were allocated on an 85% and 15% basis per the allocation agreement with Alumina Limited. Additionally, the $85 civil settlement from 2012 and all legal costs associated with the civil suit and government investigations incurred prior to 2013 were reallocated on the 85% and 15% basis. The following table details the activity related to the Alba matter:

	2013			2012
	Alcoa Corporation	Alumina Limited	Total	Alcoa Corporation	Alumina Limited	Total
Government investigations(1)	$326	$58	$384	$—	$—	$—
Civil suit(1)	—	—	—	51	34	85
Reallocation of civil suit	21	(21)	—	—	—	—
Reallocation of legal costs	20	(20)	—	—	—	—

Loss before income taxes(2)	367	17	384	51	34	85

(1)	The amount in the Total column was recorded in Restructuring and other charges (see Note D).
(2)	In 2013 and 2012, the amount for Alcoa Corporation was included in Net income (loss) attributable to Alcoa Corporation, and the amount for Alumina Limited was included in Net income (loss) attributable to noncontrolling interest.

Other Matters

On June 5, 2015, Alcoa World Alumina LLC (“AWA”) and St. Croix Alumina, L.L.C. (“SCA”) filed a complaint in Delaware Chancery Court for a declaratory judgment and injunctive relief to resolve a dispute between ParentCo and Glencore Ltd. (“Glencore”) with respect to claimed obligations under a 1995 asset purchase agreement between ParentCo and Glencore. The dispute arose from Glencore’s demand that ParentCo indemnify it for liabilities it may have to pay to Lockheed Martin (“Lockheed”) related to the St. Croix alumina refinery. Lockheed had earlier filed suit against Glencore in federal court in New York seeking indemnity for liabilities it had incurred and would incur to the U.S. Virgin Islands to remediate certain properties at the refinery property and claimed that Glencore was required by an earlier, 1989 purchase agreement to indemnify it. Glencore had demanded that ParentCo indemnify and defend it in the Lockheed case and threatened to claim against ParentCo in the New York action despite exclusive jurisdiction for resolution of disputes under the 1995 purchase agreement being in Delaware. After Glencore conceded that it was not seeking to add ParentCo to the New York action, AWA and SCA dismissed their complaint in the Chancery Court case and on August 6, 2015 filed a complaint for declaratory judgment in Delaware Superior Court. AWA and SCA filed a motion for judgment on the pleadings on September 16, 2015. Glencore answered AWA’s and SCA’s complaint and asserted counterclaims on August 27, 2015, and on October 2, 2015 filed its own motion for judgment on the pleadings. Argument on the parties’ motions was held by the court on December 7, 2015, and by order dated February 8, 2016, the court granted ParentCo’s motion and denied Glencore’s motion, resulting in ParentCo not being liable to indemnify Glencore for the Lockheed action. The decision also leaves for pretrial discovery and possible summary judgment or trial Glencore’s claims for costs and fees it incurred in defending and settling an earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On February 17,

2016, Glencore filed notice of its application for interlocutory appeal of the February 8 ruling. AWA and SCA filed an opposition to that application on February 29, 2016. On March 10, 2016, the court denied Glencore’s motion for interlocutory appeal and on the same day entered judgment on claims other than Glencore’s claims for costs and fees it incurred in defending and settling the earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On March 29, 2016, Glencore filed a withdrawal of its notice of interlocutory appeal and also noted its intent to appeal the court’s March 10, 2016 judgment. Glencore filed its opening brief on its appeal on May 23, 2016. ParentCo filed its reply brief on June 22, 2016, with all further briefing to be concluded by July 7, 2016. At this time, the Company is unable to reasonably predict an outcome for this matter.

Before 2002, ParentCo purchased power in Italy in the regulated energy market and received a drawback of a portion of the price of power under a special tariff in an amount calculated in accordance with a published resolution of the Italian Energy Authority, Energy Authority Resolution n. 204/1999 (“204/1999”). In 2001, the Energy Authority published another resolution, which clarified that the drawback would be calculated in the same manner, and in the same amount, in either the regulated or unregulated market. At the beginning of 2002, ParentCo left the regulated energy market to purchase energy in the unregulated market. Subsequently, in 2004, the Energy Authority introduced regulation no. 148/2004, which set forth a different method for calculating the special tariff that would result in a different drawback for the regulated and unregulated markets. ParentCo challenged the new regulation in the Administrative Court of Milan and received a favorable judgment in 2006. Following this ruling, ParentCo continued to receive the power price drawback in accordance with the original calculation method, through 2009, when the European Commission declared all such special tariffs to be impermissible “state aid.” In 2010, the Energy Authority appealed the 2006 ruling to the Consiglio di Stato (final court of appeal). On December 2, 2011, the Consiglio di Stato ruled in favor of the Energy Authority and against ParentCo, thus presenting the opportunity for the energy regulators to seek reimbursement from ParentCo of an amount equal to the difference between the actual drawback amounts received over the relevant time period, and the drawback as it would have been calculated in accordance with regulation 148/2004. On February 23, 2012, ParentCo filed its appeal of the decision of the Consiglio di Stato (this appeal was subsequently withdrawn in March 2013). On March 26, 2012, ParentCo received a letter from the agency (Cassa Conguaglio per il Settore Eletrico (CCSE)) responsible for making and collecting payments on behalf of the Energy Authority demanding payment in the amount of approximately $110 (€85), including interest. By letter dated April 5, 2012, ParentCo informed CCSE that it disputes the payment demand of CCSE since (i) CCSE was not authorized by the Consiglio di Stato decisions to seek payment of any amount, (ii) the decision of the Consiglio di Stato has been appealed (see above), and (iii) in any event, no interest should be payable. On April 29, 2012, Law No. 44 of 2012 (“44/2012”) came into effect, changing the method to calculate the drawback. On February 21, 2013, ParentCo received a revised request letter from CSSE demanding ParentCo’s subsidiary, ParentCo Trasformazioni S.r.l., make a payment in the amount of $97 (€76), including interest, which reflects a revised calculation methodology by CCSE and represents the high end of the range of reasonably possible loss associated with this matter of $0 to $97 (€76). ParentCo has rejected that demand and has formally challenged it through an appeal before the Administrative Court on April 5, 2013. The Administrative Court scheduled a hearing for December 19, 2013, which was subsequently postponed until April 17, 2014, and further postponed until June 19, 2014. On this date, the Administrative Court listened to ParentCo’s oral argument, and on September 2, 2014, rendered its decision. The Administrative Court declared the payment request of CCSE and the Energy Authority to ParentCo to be unsubstantiated based on the 148/2004 resolution with respect to the January 19, 2007 through November 19, 2009 timeframe. On December 18, 2014, the CCSE and the Energy Authority appealed the Administrative Court’s September 2, 2014 decision; however, a date for the hearing has not been scheduled. As a result of the conclusion of the European Commission Matter on January 26, 2016 described below, management has modified its outlook with respect to a portion of the pending legal proceedings related to this matter. As such, a charge of $37 (€34) was recorded in Restructuring and other charges for the year ended December 31, 2015, on Alcoa Corporation’s Statement of Combined Operations to establish a partial reserve for this matter. At this time, Alcoa Corporation is unable to reasonably predict the ultimate outcome for this matter.

European Commission Matter. In July 2006, the European Commission (EC) announced that it had opened an investigation to establish whether an extension of the regulated electricity tariff granted by Italy to some energy-intensive industries complied with European Union (EU) state aid rules. The Italian power tariff extended the tariff that was in force until December 31, 2005 through November 19, 2009 (ParentCo had been incurring higher power costs at its smelters in Italy subsequent to the tariff end date through the end of 2012). The extension was originally through 2010, but the date was changed by legislation adopted by the Italian Parliament effective on August 15, 2009. Prior to expiration of the tariff in 2005, ParentCo had been operating in Italy for more than 10 years under a power supply structure approved by the EC in 1996. That measure provided a competitive power supply to the primary aluminum industry and was not considered state aid from the Italian Government. The EC’s announcement expressed concerns about whether Italy’s extension of the tariff beyond 2005 was compatible with EU legislation and potentially distorted competition in the European market of primary aluminum, where energy is an important part of the production costs.

On November 19, 2009, the EC announced a decision in this matter stating that the extension of the tariff by Italy constituted unlawful state aid, in part, and, therefore, the Italian Government is to recover a portion of the benefit ParentCo received since January 2006 (including interest). The amount of this recovery was to be based on a calculation prepared by the Italian Government (see below). In late 2009, after discussions with legal counsel and reviewing the bases on which the EC decided, including the different considerations cited in the EC decision regarding ParentCo’s two smelters in Italy, ParentCo recorded a charge of $250 (€173), which included $20 (€14) to write off a receivable from the Italian Government for amounts due under the now expired tariff structure and $230 (€159) to establish a reserve. On April 19, 2010, ParentCo filed an appeal of this decision with the General Court of the EU (see below). Prior to 2012, ParentCo was involved in other legal proceedings related to this matter that separately sought the annulment of the EC’s July 2006 decision to open an investigation alleging that such decision did not follow the applicable procedural rules and requested injunctive relief to suspend the effectiveness of the EC’s November 19, 2009 decision. However, the decisions by the General Court, and subsequent appeals to the European Court of Justice, resulted in the denial of these remedies.

In June 2012, ParentCo received formal notification from the Italian Government with a calculated recovery amount of $375 (€303); this amount was reduced by $65 (€53) for amounts owed by the Italian Government to ParentCo, resulting in a net payment request of $310 (€250). In a notice published in the Official Journal of the European Union on September 22, 2012, the EC announced that it had filed an action against the Italian Government on July 18, 2012 to compel it to collect the recovery amount (on October 17, 2013, the European Court of Justice ordered Italy to so collect). On September 27, 2012, ParentCo received a request for payment in full of the $310 (€250) by October 31, 2012. Following discussions with the Italian Government regarding the timing of such payment, ParentCo paid the requested amount in five quarterly installments of $69 (€50) beginning in October 2012 through December 2013.

On October 16, 2014, ParentCo received notice from the General Court of the EU that its April 19, 2010 appeal of the EC’s November 19, 2009 decision was denied. On December 27, 2014, ParentCo filed an appeal of the General Court’s October 16, 2014 ruling to the European Court of Justice (ECJ). Following submission of the EC’s response to the appeal, on June 10, 2015, ParentCo filed a request for an oral hearing before the ECJ; no decision on that request was received. On January 26, 2016, ParentCo was informed that the ECJ had dismissed ParentCo’s December 27, 2014 appeal of the General Court’s October 16, 2014 ruling. The dismissal of ParentCo’s appeal represents the conclusion of the legal proceedings in this matter. Prior to this dismissal, ParentCo had a noncurrent asset of $100 (€91) reflecting the excess of the total of the five payments made to the Italian Government over the reserve recorded in 2009. As a result, this noncurrent asset, along with the $58 (€53) for amounts owed by the Italian Government to ParentCo mentioned above plus $6 (€6) for interest previously paid, was written-off. A charge of $164 (€150) was recorded in Restructuring and other charges for the year ended December 31, 2015 on Alcoa Corporation’s Statement of Combined Operations (see Note D).

As a result of the EC’s November 19, 2009 decision, management had contemplated ceasing operations at its Italian smelters due to uneconomical power costs. In February 2010, management agreed to continue to operate its smelters in Italy for up to six months while a long-term solution to address increased power costs could be negotiated. Over a portion of this time, a long-term solution was not able to be reached related to the

Fusina smelter, therefore, in May 2010, ParentCo and the Italian Government agreed to a temporary idling of the Fusina smelter. As of September 30, 2010, the Fusina smelter was fully curtailed (44,000 metric-tons-per-year). For the Portovesme smelter, ParentCo executed a new power agreement effective September 1, 2010 through December 31, 2012, replacing the short-term, market-based power contract that was in effect since early 2010. This new agreement along with interruptibility rights (i.e. compensation for power interruptions when grids are overloaded) granted to ParentCo for the Portovesme smelter provided additional time to negotiate a long-term solution (the EC had previously determined that the interruptibility rights were not considered state aid).

At the end of 2011, as part of a restructuring of ParentCo’s global smelting system, management decided to curtail operations at the Portovesme smelter during 2012 due to the uncertain prospects for viable, long-term power, along with rising raw materials costs and falling global aluminum prices (mid-2011 to late 2011). As of December 31, 2012, the Portovesme smelter was fully curtailed (150,000 metric-tons-per-year).

In June 2013 and August 2014, Alcoa Corporation decided to permanently shut down and demolish the Fusina and Portovesme smelters, respectively, due to persistent uneconomical conditions (see Note D).

Environmental Matters. ParentCo participates in environmental assessments and cleanups at more than 100 locations. These include owned or operating facilities and adjoining properties, previously owned or operating facilities and adjoining properties, and waste sites, including Superfund (Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)) sites.

A liability is recorded for environmental remediation when a cleanup program becomes probable and the costs can be reasonably estimated. As assessments and cleanups proceed, the liability is adjusted based on progress made in determining the extent of remedial actions and related costs. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, and technological changes, among others.

Alcoa Corporation’s remediation reserve balance was $235 and $165 at December 31, 2015 and 2014 (of which $28 and $40 was classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated for current and certain former Alcoa Corporation operating locations.

In 2015, the remediation reserve was increased by $107 due to a charge of $52 related to the planned demolition of the remaining structures at the Massena East smelter location (see Note D), a charge of $29 related to the planned demolition of the Poços de Caldas smelter and the Anglesea power station (see Note D), a charge of $12 related to the Mosjøen location (see below), a charge of $7 related to the Portovesme location (see below), and a net charge of $7 associated with a number of other sites. In 2014, the remediation reserve was increased by $37 due to a charge of $24 related to the planned demolition of certain structures at the Massena East, NY, Point Henry, Australia, and Portovesme, Italy locations (see Note D), a charge of $3 related to the Portovesme location (see below), and a net charge of $10 associated with a number of other sites. Of the changes to the remediation reserve in 2015 and 2014, $86 and $28, respectively, was recorded in Restructuring and other charges, while the remainder was recorded in Cost of goods sold on the accompanying Statement of Combined Operations.

Payments related to remediation expenses applied against the reserve were $24 and $26 in 2015 and 2014, respectively. These amounts include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2015, the change in the reserve also reflects a decrease of $13 due to the effects of foreign currency translation. In 2014, the change in the reserve also reflects a net increase of $21 due to a reclassification of amounts included in other reserves within Other noncurrent liabilities and deferred credits on Alcoa Corporation’s Combined Balance Sheet as of December 31, 2013, and the effects of foreign currency translation.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be approximately 2% of cost of goods sold.

The following discussion provides details regarding the current status of certain significant reserves related to current or former Alcoa Corporation sites.

Fusina and Portovesme, Italy—In 1996, ParentCo acquired the Fusina smelter and rolling operations and the Portovesme smelter, both of which are owned by ParentCo’s subsidiary Alcoa Trasformazioni S.r.l. (“Trasformazioni”), from Alumix, an entity owned by the Italian Government. At the time of the acquisition, Alumix indemnified ParentCo for pre-existing environmental contamination at the sites. In 2004, the Italian Ministry of Environment and Protection of Land and Sea (MOE) issued orders to Trasformazioni and Alumix for the development of a clean-up plan related to soil contamination in excess of allowable limits under legislative decree and to institute emergency actions and pay natural resource damages. Trasformazioni appealed the orders and filed suit against Alumix, among others, seeking indemnification for these liabilities under the provisions of the acquisition agreement. In 2009, Ligestra S.r.l. (“Ligestra”), Alumix’s successor, and Trasformazioni agreed to a stay of the court proceedings while investigations were conducted and negotiations advanced towards a possible settlement.

In December 2009, Trasformazioni and Ligestra reached an initial agreement for settlement of the liabilities related to Fusina while negotiations continued related to Portovesme (see below). The agreement outlined an allocation of payments to the MOE for emergency action and natural resource damages and the scope and costs for a proposed soil remediation project, which was formally presented to the MOE in mid-2010. The agreement was contingent upon final acceptance of the remediation project by the MOE. As a result of entering into this agreement, ParentCo increased the reserve by $12 in 2009 for Fusina. Based on comments received from the MOE and local and regional environmental authorities, Trasformazioni submitted a revised remediation plan in the first half of 2012; however, such revisions did not require any change to the existing reserve. In October 2013, the MOE approved the project submitted by ParentCo, resulting in no adjustment to the reserve.

In January 2014, in anticipation of ParentCo reaching a final administrative agreement with the MOE, ParentCo and Ligestra entered into a final agreement related to Fusina for allocation of payments to the MOE for emergency action and natural resource damages and the costs for the approved soil remediation project. The agreement resulted in Ligestra assuming 50% to 80% of all payments and remediation costs. On February 27, 2014, ParentCo and the MOE reached a final administrative agreement for conduct of work. The agreement includes both a soil and groundwater remediation project estimated to cost $33 (€24) and requires payments of $25 (€18) to the MOE for emergency action and natural resource damages. The remediation projects are slated to begin as soon as ParentCo receives final approval from the Ministry of Infrastructure. Based on the final agreement with Ligestra, ParentCo’s share of all costs and payments is $17 (€12), of which $9 (€6) related to the damages will be paid annually over a 10-year period, which began in April 2014, and was previously fully reserved.

Separately, in 2009, due to additional information derived from the site investigations conducted at Portovesme, ParentCo increased the reserve by $3. In November 2011, Trasformazioni and Ligestra reached an agreement for settlement of the liabilities related to Portovesme, similar to the one for Fusina. A proposed soil remediation project for Portovesme was formally presented to the MOE in June 2012. Neither the agreement with Ligestra nor the proposal to the MOE resulted in a change to the reserve for Portovesme. In November 2013, the MOE rejected the proposed soil remediation project and requested a revised project be submitted. In May 2014, Trasformazioni and Ligestra submitted a revised soil remediation project that addressed certain stakeholders’ concerns. ParentCo increased the reserve by $3 in 2014 to reflect the estimated higher costs associated with the revised soil remediation project, as well as current operating and maintenance costs of the Portovesme site.

In October 2014, the MOE required a further revised project be submitted to reflect the removal of a larger volume of contaminated soil than what had been proposed, as well as design changes for the cap related to the remaining contaminated soil left in place and the expansion of an emergency containment groundwater pump and treatment system that was previously installed. Trasformazioni and Ligestra submitted the further revised soil remediation project in February 2015. As a result, ParentCo increased the reserve by $7 in March 2015 to reflect the increase in the estimated costs of the project. In October 2015, ParentCo received a final ministerial decree approving the February 2015 revised soil remediation project. Work on the soil remediation project will commence in 2016 and is expected to be completed in 2019. ParentCo and Ligestra are now working on a final groundwater remediation project, which will be submitted to the MOE for review during 2016. The ultimate outcome of this matter may result in a change to the existing reserve for Portovesme.

Baie Comeau, Quebec, Canada—In August 2012, ParentCo presented an analysis of remediation alternatives to the Quebec Ministry of Sustainable Development, Environment, Wildlife and Parks (MDDEP), in response to a previous request, related to known PCBs and polycyclic aromatic hydrocarbons (PAHs) contained in sediments of the Anse du Moulin bay. As such, ParentCo increased the reserve for Baie Comeau by $25 in 2012 to reflect the estimated cost of ParentCo’s recommended alternative, consisting of both dredging and capping of the contaminated sediments. In July 2013, ParentCo submitted the Environmental Impact Assessment for the project to the MDDEP. The MDDEP notified ParentCo that the project as it was submitted was approved and a final mistrial decree was issued in July 2015. As a result, no further adjustment to the reserve was required in 2015. The decree provides final approval for the project and allows ParentCo to start work on the final project design, which is expected to be completed in 2016 with construction on the project expected to begin in 2017. Completion of the final project design and bidding of the project may result in additional liability in a future period.

Mosjøen, Norway—In September 2012, ParentCo presented an analysis of remediation alternatives to the Norwegian Environmental Agency (NEA) (formerly the Norwegian Climate and Pollution Agency, or “Klif”), in response to a previous request, related to known PAHs in the sediments located in the harbor and extending out into the fjord. As such, ParentCo increased the reserve for Mosjøen by $20 in 2012 to reflect the estimated cost of the baseline alternative for dredging of the contaminated sediments. A proposed project reflecting this alternative was formally presented to the NEA in June 2014, and was resubmitted in late 2014 to reflect changes by the NEA. The revised proposal did not result in a change to the reserve for Mosjøen.

In April 2015, the NEA notified ParentCo that the revised project was approved and required submission of the final project design before issuing a final order. ParentCo completed and submitted the final project design, which identified a need to stabilize the related wharf structure to allow for the sediment dredging in the harbor. As a result, ParentCo increased the reserve for Mosjøen by $11 in June 2015 to reflect the estimated cost of the wharf stabilization. Also in June 2015, the NEA issued a final order approving the project as well as the final project design. In September 2015, ParentCo increased the reserve by $1 to reflect the potential need (based on prior experience with similar projects) to perform additional dredging if the results of sampling, which is required by the order, don’t achieve the required cleanup levels. Project construction will commence in 2016 and is expected to be completed by the end of 2017.

Tax. In September 2010, following a corporate income tax audit covering the 2003 through 2005 tax years, an assessment was received as a result of Spain’s tax authorities disallowing certain interest deductions claimed by a Spanish consolidated tax group owned by ParentCo. An appeal of this assessment in Spain’s Central Tax Administrative Court by ParentCo was denied in October 2013. In December 2013, ParentCo filed an appeal of the assessment in Spain’s National Court.

Additionally, following a corporate income tax audit of the same Spanish tax group for the 2006 through 2009 tax years, Spain’s tax authorities issued an assessment in July 2013 similarly disallowing certain interest deductions. In August 2013, ParentCo filed an appeal of this second assessment in Spain’s Central Tax Administrative Court, which was denied in January 2015. ParentCo filed an appeal of this second assessment in Spain’s National Court in March 2015.

The combined assessments (remeasured for a tax rate change enacted in November 2014—see Note S) total $263 (€241). ParentCo believes it has meritorious arguments to support its tax position and intends to vigorously litigate the assessments through Spain’s court system. However, in the event ParentCo is unsuccessful, a portion of the assessments may be offset with existing net operating losses available to the Spanish consolidated tax group. Additionally, it is possible that ParentCo may receive similar assessments for tax years subsequent to 2009. At this time, ParentCo is unable to reasonably predict an outcome for this matter.

In March 2013, Alcoa World Alumina Brasil (AWAB), a majority-owned subsidiary that is part of AWAC, was notified by the Brazilian Federal Revenue Office (RFB) that approximately $110 (R$220) of value added tax credits previously claimed are being disallowed and a penalty of 50% assessed. Of this amount, AWAB received $41 (R$82) in cash in May 2012. The value added tax credits were claimed by AWAB for both fixed assets and export sales related to the Juruti bauxite mine and São Luís refinery expansion. The RFB has disallowed credits they allege belong to the consortium in which AWAB owns an interest and should not have been claimed by AWAB. Credits have also been disallowed as a result of challenges to apportionment methods used, questions about the use of the credits, and an alleged lack of documented proof. AWAB presented defense of its claim to the RFB on April 8, 2013. If AWAB is successful in this administrative process, the RFB would have no further recourse. If unsuccessful in this process, AWAB has the option to litigate at a judicial level. Separately from the AWAB’s administrative appeal, in June 2015, new tax law was enacted repealing the provisions in the tax code that were the basis for the RFB assessing a 50% penalty in this matter. As such, the estimated range of reasonably possible loss is $0 to $27 (R$103), whereby the maximum end of this range represents the portion of the disallowed credits applicable to the export sales and excludes the 50% penalty. Additionally, the estimated range of disallowed credits related to AWAB’s fixed assets is $0 to $30 (R$117), which would increase the net carrying value of AWAB’s fixed assets if ultimately disallowed. It is management’s opinion that the allegations have no basis; however, at this time, management is unable to reasonably predict an outcome for this matter.

Between 2000 and 2002, Alcoa Alumínio (Alumínio), a Brazilian subsidiary of ParentCo that includes both Alcoa Corporation and Arconic operations, sold approximately 2,000 metric tons of metal per month from its Poços de Caldas facility, located in the State of Minas Gerais (the “State”), to Alfio, a customer also located in the State. Sales in the State were exempted from value-added tax (VAT) requirements. Alfio subsequently sold metal to customers outside of the State, but did not pay the required VAT on those transactions. In July 2002, Alumínio received an assessment from State auditors on the theory that Alumínio should be jointly and severally liable with Alfio for the unpaid VAT. In June 2003, the administrative tribunal found Alumínio liable, and Alumínio filed a judicial case in the State in February 2004 contesting the finding. In May 2005, the Court of First Instance found Alumínio solely liable, and a panel of a State appeals court confirmed this finding in April 2006. Alumínio filed a special appeal to the Superior Tribunal of Justice (STJ) in Brasilia (the federal capital of Brazil) later in 2006. In 2011, the STJ (through one of its judges) reversed the judgment of the lower courts, finding that Alumínio should neither be solely nor jointly and severally liable with Alfio for the VAT, which ruling was then appealed by the State. In August 2012, the STJ agreed to have the case reheard before a five-judge panel. A decision from this panel is pending, but additional appeals are likely. At December 31, 2015, the assessment totaled $35 (R$135), including penalties and interest. While ParentCo believes it has meritorious defenses, ParentCo is unable to reasonably predict an outcome.

Other. Sherwin Alumina Bankruptcy. In connection with the sale in 2001 of the Reynolds Metals Company (“Reynolds,” which is a subsidiary of ParentCo) alumina refinery in Gregory, Texas, Reynolds assigned an Energy Services Agreement (“ESA”) with Gregory Power Partners (“Gregory Power”) for purchase of steam and electricity by the refinery. On January 11, 2016, Sherwin Alumina Company, LLC (“Sherwin”), the current owner of the refinery, and an affiliate entity, filed bankruptcy petitions in Corpus Christi, Texas, for reorganization under Chapter 11 of the Bankruptcy Code. On January 26, 2016, Gregory Power delivered notice to Reynolds that Sherwin’s bankruptcy filing constitutes a breach of the ESA; on January 29, 2016, Reynolds responded that the filing does not constitute a breach. Sherwin informed the bankruptcy court that it intends to cease operations because it is not able to continue its bauxite supply agreement and thereafter Gregory Power filed a complaint in the bankruptcy case against Reynolds alleging breach of the ESA. The outcome of this matter is neither estimable nor probable.

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against ParentCo, or Alcoa Corporation, including those pertaining to environmental, product liability, safety and health, and tax matters. While the amounts claimed in these other matters may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that the Company’s liquidity or results of operations in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of the Company.

Commitments

Investments. Alcoa Corporation is a participant in four consortia that each owns a hydroelectric power project in Brazil. The purpose of Alcoa Corporation’s participation is to increase its energy self-sufficiency and provide a long-term, low-cost source of power for its two smelters (see below) and one refinery located in Brazil. These projects are known as Machadinho, Barra Grande, Serra do Facão, and Estreito.

Alcoa Corporation committed to taking a share of the output of the Machadinho and Barra Grande projects each for 30 years and the Serra do Facão and Estreito projects each for 26 years at cost (including cost of financing the project). In the event that other participants in any of these projects fail to fulfill their financial responsibilities, Alcoa Corporation may be required to fund a portion of the deficiency. In accordance with the respective agreements, if Alcoa Corporation funds any such deficiency, its participation and share of the output from the respective project will increase proportionately.

The Machadinho project reached full capacity in 2002. Alcoa Corporation’s investment in this project is 30.99%, which entitles Alcoa Corporation to approximately 120 megawatts of assured power. The Machadinho consortium is an unincorporated joint venture, and, therefore, Alcoa Corporation’s share of the assets and liabilities of the consortium are reflected in the respective lines on the accompanying Combined Balance Sheet.

The Barra Grande project reached full capacity in 2006. Alcoa Corporation’s investment in this project is 42.18% and is accounted for under the equity method. This entitles Alcoa Corporation to approximately 160 megawatts of assured power. Alcoa Corporation’s total investment in this project was $94 (R$374) and $132 (R$355) at December 31, 2015 and 2014, respectively.

The Serra do Facão project reached full capacity in 2010. Alcoa Corporation’s investment in this project is 34.97% and is accounted for under the equity method. This entitles Alcoa Corporation to approximately 65 megawatts of assured power. Alcoa Corporation’s total investment in this project was $52 (R$208) and $66 (R$178) at December 31, 2015 and 2014, respectively.

The Estreito project reached full capacity in March 2013. Alcoa Corporation’s investment in this project is 25.49%, which entitles Alcoa Corporation to approximately 150 megawatts of assured power. The Estreito consortium is an unincorporated joint venture, and, therefore, Alcoa Corporation’s share of the assets and liabilities of the consortium are reflected in the respective lines on the accompanying Combined Balance Sheet. As of December 31, 2015, construction of the Estreito project is essentially complete.

Prior to October 2013, Alcoa Corporation’s power self-sufficiency in Brazil satisfied approximately 70% of a total energy demand of approximately 690 megawatts from two smelters (São Luís (Alumar) and Poços de Caldas) and one refinery (Poços de Caldas) in Brazil. Since that time, the total energy demand has declined by approximately 675 megawatts due to capacity curtailments of both smelters in both 2013 and 2014, as well as the eventual permanent closure of the Poços de Caldas smelter in 2015.

In 2004, Alcoa Corporation acquired a 20% interest in a consortium, which subsequently purchased the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in Western Australia, in exchange for an initial cash investment of $17 (A$24). The investment in the DBNGP, which is classified as an equity investment, was made in order to secure a competitively priced long-term supply of natural gas to Alcoa Corporation’s refineries in Western Australia. Alcoa Corporation made additional contributions of $141 (A$176) for its share of the pipeline capacity expansion and other operational purposes of the consortium through September 2011. No further expansion of the pipeline’s capacity is planned at this time. In late 2011, the consortium initiated a three-year equity call plan to improve its capitalization structure. This plan required Alcoa Corporation to contribute $39 (A$40), all of which was made through December 31, 2014. Following the completion of the three-year equity call plan in December 2014, the consortium initiated a new equity call plan to further improve its capitalization structure. This plan requires Alcoa Corporation to contribute $30 (A$36) through mid 2016, of which $17 (A$22) was made through December 31, 2015, including $16 (A$21) in 2015. In addition to its equity ownership, Alcoa Corporation has an agreement to purchase gas transmission services from the DBNGP. At December 31, 2015, Alcoa Corporation has an asset of $268 (A$368) representing prepayments made under the agreement for future gas transmission services. Alcoa Corporation’s maximum exposure to loss on the investment and the related contract is approximately $380 (A$520) as of December 31, 2015. In April 2016, Alcoa Corporation sold its stake in DBP, the owner and operator of the Dampier to Bunbury Natural Gas Pipeline (DBNGP), to DUET Group (DUET) for AU $205 million (US $154 million). As part of the transaction, Alcoa Corporation will maintain its current access to approximately 30% of the DBNGP transmission capacity for gas supply to its three alumina refineries in Western Australia.

On April 8, 2015, Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia Limited (AofA), which is part of AWAC, secured a new 12-year gas supply agreement to power its three alumina refineries in Western Australia beginning in July 2020. This agreement was conditional on the completion of a third-party acquisition of the related energy assets from the then-current owner, which occurred in June 2015. The terms of AofA’s gas supply agreement require a prepayment of $500 to be made in two installments. The first installment of $300 was made at the time of the completion of the third-party acquisition and was reflected in Other noncurrent assets on the accompanying Combined Balance Sheet. The second installment of $200 was made in April 2016.

Purchase Obligations. Alcoa Corporation is party to unconditional purchase obligations for energy that expire between 2028 and 2036. Commitments related to these contracts total $66 in 2016, $122 in 2017, $124 in 2018, $126 in 2019, $129 in 2020, and $1,711 thereafter. Expenditures under these contracts totaled $125 in 2015, $172 in 2014, and $154 in 2013. Additionally, Alcoa Corporation has entered into other purchase commitments for energy, raw materials, and other goods and services, which total $2,608 in 2016, $1,675 in 2017, $1,478 in 2018, $1,407 in 2019, $1,313 in 2020, and $13,247 thereafter.

Operating Leases. Certain land and buildings, alumina refinery process control technology, plant equipment, vehicles, and computer equipment are under operating lease agreements. Total expense for all leases was $98 in 2015, $115 in 2014, and $120 in 2013. Under long-term operating leases, minimum annual rentals are $107 in 2016, $72 in 2017, $61 in 2018, $50 in 2019, $43 in 2020, and $56 thereafter.

Guarantees. At December 31, 2015, Alcoa Corporation has maximum potential future payments for guarantees issued on behalf of a third party of $478. These guarantees expire at various times between 2017 and 2024 and relate to project financing for the aluminum complex in Saudi Arabia (see Note I). Alcoa Corporation also has outstanding bank guarantees related to environmental obligations, workers compensation, tax matters, outstanding debt and energy contracts, among others. The total amount committed under these guarantees, which expire at various dates between 2016 and 2017 was $190 at December 31, 2015.

Letters of Credit. Alcoa Corporation has outstanding letters of credit primarily related to energy contracts (including $200 related to an expected prepayment under a gas supply contract that was made in April 2016 — see Investments above). The total amount committed under these letters of credit, which automatically renew or expire at various dates, mostly in 2016, was $363 at December 31, 2015.

Surety Bonds. Alcoa Corporation has outstanding surety bonds primarily related to contract performance, workers compensation, environmental-related matters, and customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates, mostly in 2016, was $43 at December 31, 2015.

O. Other Expenses (Income), Net

	Note	2015	2014	2013
Equity loss		$89	$94	$70
Foreign currency gains, net		(39)	(16)	(14)
Net gain from asset sales		(32)	(34)	(13)
Net loss (gain) on mark-to-market derivative contracts	X	26	13	(36)
Other, net		(2)	1	7

		$42	$58	$14

In 2015, Net gain from asset sales included a $29 gain related to the sale of land around the Lake Charles, LA anode facility. In 2014, Net gain from asset sales included a $28 gain related to the sale of a mining interest in Suriname.

P. Cash Flow Information

Cash paid for interest and income taxes was as follows:

	2015	2014	2013
Interest, net of amount capitalized	$270	$310	$304
Income taxes, net of amount refunded	$265	$184	$106

Q. Segment and Geographic Area Information

Alcoa Corporation is primarily a producer of bauxite, alumina, aluminum ingot, and aluminum sheet. Alcoa Corporation’s segments are organized by product on a worldwide basis. Segment performance under Alcoa Corporation’s management reporting system is evaluated based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Certain items such as the impact of LIFO inventory accounting; metal price lag; interest expense; non-controlling interests; corporate expense (primarily comprising general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; intersegment profit elimination; the impact of any discrete tax items, deferred tax valuation allowance adjustments and other differences between tax rates applicable to the segments and the combined effective tax rate; and other non-operating items such as foreign currency transaction gains/losses and interest income are excluded from segment ATOI. Segment assets exclude, among others, cash and cash equivalents; deferred income taxes; goodwill not allocated to businesses for segment reporting purposes; corporate fixed assets; and LIFO reserves.

The accounting policies of the segments are the same as those described in the Proposed Separation and Basis of Presentation (see Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa Corporation’s combined totals for line items not reconciled are in Corporate.

Effective January 1, 2015, Alcoa Corporation redefined its segments concurrent with an internal reorganization for certain of its businesses. Following this reorganization, Alcoa Corporation’s operations consist of six reportable segments as follows:

Bauxite. This segment represents Alcoa Corporation’s global portfolio of bauxite mining assets. Bauxite is mined and sold primarily to internal customers within the Alumina segment, who then process it into alumina. A portion of this segment’s production is also sold to third parties. Bauxite is transferred to the Alumina segment at negotiated terms that are intended to approximate market prices; sales to third parties are conducted on both a spot and contract basis.

Alumina. This segment represents Alcoa Corporation’s worldwide refining system, which processes bauxite into alumina, which is mainly sold directly to internal and external smelter customers worldwide, or is sold to customers who process it into industrial chemical products. More than half of Alumina’s production is sold under supply contracts to third parties worldwide, while the remainder is used internally by the Aluminum segment. Alumina produced by this segment and used internally is transferred to the Aluminum segment at prevailing market prices. A portion of this segment’s third-party sales are completed through the use of agents, alumina traders, and distributors.

Aluminum. This segment represents Alcoa Corporation’s worldwide smelter system. Aluminum receives alumina, mostly from the Alumina segment, and produces molten primary aluminum. Virtually all of Aluminum’s production is sold internally to the Cast Products or Rolled Products segment, and is transferred at prevailing market prices.

Cast Products. This segment represents Alcoa Corporation’s worldwide cast house system. Cast products are made from molten aluminum, purchased primarily from Alcoa Corporation’s Aluminum segment, which is then formed into various value-add ingot products, including billet and slab, for use in fabrication operations in a variety of industries. Results from the sale of aluminum powder and scrap are also included in this segment. The majority of this segment’s products are sold to third parties; the remaining portion is sold to ParentCo’s aluminum fabrication businesses at prevailing market prices.

Energy. This segment represents Alcoa Corporation’s portfolio of energy assets, with power production capacity of approximately 1,685 megawatts. This power is sold to both internal customers within the Aluminum segment and external customers, and provides operational flexibility to maximize operating results during market cyclicality. During 2015, approximately 55% of this segment’s power was sold to external customers.

Rolled Products. This segment primarily represents the Alcoa Corporation’s aluminum rolling mill in Warrick, Indiana, which produces aluminum sheet primarily sold directly to customers in the packaging end market for the production of aluminum cans (beverage, food and pet food). Seasonal increases in can sheet sales are generally experienced in the second and third quarters of the year. This segment also includes Alcoa Corporation’s investment in the Ma’aden rolling mill (see Note I).

Under the applicable accounting guidance, when a Company changes its organizational structure, it should generally prepare its segment information based on the new segments and provide comparative information for related periods. However, in certain instances, changes to the structure of an internal organization could change the composition of its reportable segments and it may not be practical to retrospectively revise prior periods. In connection with the January 1, 2015 reorganization, Alcoa Corporation fundamentally altered the commercial nature of how certain internal businesses transact with each other, moving from a cost-based transfer pricing model to one based on estimated market pricing. As a result, certain operations (e.g., bauxite mining, smelting and casting) that had previously been measured and evaluated primarily based on costs incurred were transformed into separate businesses with full profit and loss information. In addition, this reorganization involved converting regional-based management responsibility to global responsibility for each business, which had a further impact on overall cost structures of the segments.

As a result of the significant changes associated with the reorganization (including substantial information system modifications), which were implemented on a prospective basis only, Alcoa Corporation does not have all of the information that would be necessary to present certain segment data, specifically ATOI, income taxes and total assets, for periods prior to 2015. This information is not available to Alcoa Corporation management for its own internal use, and it is impracticable to obtain or generate this information, as underlying commercial transactions between the segments, which are necessary to determine these income-based and asset-based segment measures, did not take place prior to 2015.

The operating results and assets of Alcoa Corporation’s six reportable segments are as follows:

	Bauxite	Alumina	Aluminum	Cast Products	Energy	Rolled Products	Total
2015
Sales:
Third-party sales	$71	$3,343	$13	$5,127	$416	$985	$9,955
Related party sales	—	—	1	1,059	10	8	1,078
Intersegment sales	1,160	1,687	5,092	46	297	18	8,300

Total sales	$1,231	$5,030	$5,106	$6,232	$723	$1,011	$19,333

Profit and loss:
Equity loss	—	(41)	(12)	—	—	(32)	(85)
Depreciation, depletion, and amortization	94	202	311	42	61	23	733
Income taxes (benefit)	103	191	(77)	49	69	26	361
ATOI	258	476	1	110	145	20	1,010
2014
Sales:
Third-party sales	41	3,413	21	6,069	682	1,008	11,234
Related party sales(1)	—	—	—	1,758	—	25	1,783
Intersegment sales(1)	1,106	1,941	6,221	262	663	—	10,193

Total sales	1,147	5,354	6,242	8,089	1,345	1,033	23,210

Profit and loss:
Equity loss	—	(29)	(34)	—	—	(27)	(90)
Depreciation, depletion, and amortization	120	201	365	47	68	24	825
Income taxes	*	*	*	*	*	27	*
ATOI	*	*	*	*	*	21	*
2013
Sales:
Third-party sales	90	3,237	—	6,174	299	1,040	10,840
Related party sales(1)	—	—	—	1,523	—	15	1,538
Intersegment sales(1)	1,032	2,235	6,433	287	655	—	10,642

Total sales	1,122	5,472	6,433	7,984	954	1,055	23,020

Profit and loss:
Equity loss	—	(4)	(51)	—	—	(13)	(68)
Depreciation, depletion, and amortization	131	289	373	67	65	24	949
Income taxes	*	*	*	*	*	30	*
ATOI	*	*	*	*	*	52	*
2015
Assets:
Capital expenditures	30	154	108	32	16	52	392
Equity investments	164	503	497	—	137	217	1,518
Goodwill	2	4	—	—	—	—	6
Total assets	1,443	4,721	5,612	578	1,218	637	14,209
2014
Assets:
Capital expenditures	55	188	109	19	35	22	428
Equity investments	122	547	705	0	185	227	1,786
Goodwill	3	5	—	—	—	—	8
Total assets	*	*	*	*	*	677	*

(1)	Amounts were estimated by Alcoa Corporation management in an effort to provide comparable revenue information for 2014 and 2013.
*	This information is not available for periods prior to 2015 and it is impracticable to obtain.

The following tables reconcile certain segment information to combined totals for Alcoa Corporation:

	2015	2014(2)	2013(2)
Sales:
Total segment sales	$19,333	$23,210	$23,020
Elimination of intersegment sales	(8,300)	(10,193)	(10,642)
Corporate and other	166	130	195

Combined sales	$11,199	$13,147	$12,573

(2)	Amounts were estimated by Alcoa Corporation management in an effort to provide comparable revenue information for 2014 and 2013.

2015
Net (loss) income attributable to Alcoa Corporation:
Total segment ATOI(3)	$1,010
Unallocated amounts:
Impact of LIFO	107
Metal price lag	(30)
Interest expense	(270)
Non-controlling interest (net of tax)	(124)
Corporate expense	(180)
Restructuring and other charges	(983)
Income taxes	(41)
Other	(352)

Combined net loss attributable to Alcoa Corporation	$(863)

(3)	Segment ATOI information is not available for periods prior to 2015 and it is impracticable to obtain.

December 31,	2015
Assets:
Total segment assets(4)	$14,209
Elimination of intersegment receivables	(709)
Unallocated amounts:
Cash and cash equivalents	557
Deferred income taxes	589
Corporate goodwill	147
Corporate fixed assets, net	454
LIFO reserve	(172)
Fair value of derivative contracts	1,078
Other	260

Combined assets	16,413

(4)	Total segment asset information is not available for periods prior to 2015 and it is impracticable to obtain.

Sales by major product grouping were as follows:

	2015	2014	2013
Sales:
Alumina	3,343	3,413	3,237
Primary aluminum	6,200	7,848	7,697
Flat-rolled products	993	1,033	1,055
Other	663	853	584

	$11,199	$13,147	$12,573

As a result of the impracticability of providing all of the required disclosures for Alcoa Corporation’s current six segments, the following information regarding Alcoa Corporation’s historical segments is provided on a supplemental basis. Prior to January 1, 2015, Alcoa Corporation’s operations consisted of three reportable segments, as follows:

Alumina. This segment represented Alcoa Corporation’s worldwide refining system, and primarily comprised the combined Bauxite and Alumina segments described above. This segment encompassed the mining of bauxite, from which alumina is produced and sold directly to external smelter customers, as well as to the previous Primary Metals segment (see below), or to customers who process it into industrial chemical products. More than half of Alumina’s production was sold under supply contracts to third parties worldwide, while the remainder was used internally by the Primary Metals segments. Alumina produced by this segment and used internally was transferred to the Primary Metals segment at prevailing market prices. A portion of this segments third-party sales was completed through the use of agents, alumina traders and distributors.

Primary Metals. This segment represented Alcoa Corporation’s worldwide smelting system and associated cast houses, and primarily comprised the Aluminum and Cast Products segments that were established on January 1, 2015, described above. The majority of the power generation assets in the Energy segment that was established on January 1, 2015, were also included in Primary Metals. The Primary Metals segment purchased alumina, mostly from the former Alumina segment, from which primary aluminum was produced and then sold directly to external customers and traders, as well as to the Rolled Products segment and ParentCo’s aluminum fabrication businesses. Results from the sale of aluminum powder, scrap and excess energy were also included in this segment. Primary aluminum produced by this segment and used by the Rolled Products segment or by ParentCo’s aluminum fabrication businesses was transferred at prevailing market prices. The sale of primary aluminum represented approximately 90% of this segments third-party sales.

Rolled Products. This segment primarily represents Alcoa Corporation’s aluminum rolling mill in Warrick, Indiana, which produces aluminum sheet sold directly to customers in the packaging end market for the production of aluminum cans (beverage, food and pet food). Seasonal increases in can sheet sales are generally experienced in the second and third quarters of the year. This segment also includes the investment in the Ma’aden rolling mill (see Note I).

The operating results and assets of Alcoa Corporation’s reportable segments under the historical presentation format were as follows:

	Alumina	Primary Metals	Rolled Products	Total
2015
Sales:
Sales to unrelated parties	$3,455	$5,667	$985	$10,107
Sales to related parties	—	1,070	8	1,078
Intersegment sales	1,687	532	—	2,219

Total sales	$5,142	$7,269	$993	$13,404

Profit and loss:
Equity loss	$(41)	$(12)	(32)	$(85)
Depreciation, depletion, and amortization	296	429	23	748
Income taxes	300	(20)	26	306
ATOI	746	136	20	902
2014
Sales:
Sales to unrelated parties	$3,509	$6,843	$1,008	$11,360
Sales to related parties	—	1,758	25	1,783
Intersegment sales	1,941	614	—	2,555

Total sales	$5,450	$9,215	$1,033	$15,698

Profit and loss:
Equity loss	$(29)	$(34)	(27)	$(90)
Depreciation, depletion, and amortization	387	494	24	905
Income taxes	153	214	27	394
ATOI	370	627	21	1,018
2013
Sales:
Sales to unrelated parties	$3,326	$6,668	$1,040	$11,034
Sales to related parties	—	1,523	15	1,538
Intersegment sales	2,235	610	—	2,845

Total sales	$5,561	$8,801	$1,055	$15,417

Profit and loss:
Equity loss	$(4)	$(51)	(13)	$(68)
Depreciation, depletion, and amortization	426	526	24	976
Income taxes	66	(81)	30	15
ATOI	259	(36)	52	275
2015
Assets:
Capital expenditures	$184	$156	52	$392
Equity investments	667	634	217	1,518
Goodwill	6	—	—	6
Total assets	6,165	7,134	637	13,936
2014
Assets:
Capital expenditures	$246	$176	22	$444
Equity investments	669	890	227	1,786
Goodwill	8	—	—	8
Total assets	7,350	9,246	677	17,273

The following tables reconcile certain historical segment information to combined totals for Alcoa Corporation:

	2015	2014	2013
Sales:
Total segment sales	$13,404	$15,698	$15,417
Elimination of intersegment sales	(2,219)	(2,555)	(2,845)
Corporate and other	14	4	1

Combined sales	$11,199	$13,147	$12,573

	2015	2014	2013
Net (loss) income attributable to Alcoa Corporation:
Total segment ATOI	$902	$1,018	$275
Unallocated amounts:
Impact of LIFO	107	4	19
Metal price lag	(30)	15	(5)
Interest expense	(270)	(309)	(305)
Non-controlling interest (net of tax)	(124)	91	(39)
Corporate expense	(180)	(208)	(204)
Impairment of goodwill	—	—	(1,731)
Restructuring and other charges	(983)	(863)	(712)
Income taxes	(96)	110	(108)
Other	(189)	(114)	(99)

Combined net loss attributable to Alcoa Corporation	$(863)	$(256)	$(2,909)

December 31,	2015	2014
Assets:
Total segment assets	$13,936	$17,273
Elimination of intersegment receivables	(306)	(471)
Unallocated amounts:
Cash and cash equivalents	557	266
Deferred income taxes	589	1,061
Corporate goodwill	147	153
Corporate fixed assets, net	454	544
LIFO reserve	(172)	(279)
Fair value of derivative contracts	1,078	16
Other	130	114

Combined assets	$16,413	$18,677

Geographic information for sales was as follows (based upon the country where the point of sale occurred):

	2015	2014	2013
Sales:
United States(1)	$5,386	$6,096	$5,851
Spain(2)(3)	2,852	3,198	2,098
Australia	2,147	2,656	2,887
Brazil	562	1,025	897
Canada	132	18	—
Norway(2)	31	32	284
Netherlands(3)	—	—	482
Other	89	122	74

Total sales	$11,199	$13,147	$12,573

(1)	Sales of a portion of the alumina from Alcoa Corporation’s refineries in Suriname, Brazil, Australia, and Jamaica (prior to divestiture—see Note F) and most of the aluminum from Alcoa Corporation’s smelters in Canada occurred in the United States.
(2)	In 2015, 2014, and 2013, sales of the aluminum from Alcoa Corporation’s smelters in Norway and the off-take from the Saudi Arabia joint venture (see Note I) occurred in Spain.
(3)	In 2015 and 2014, sales of the aluminum from Alcoa Corporation’s smelter in Iceland occurred in Spain. In 2013, sales of the aluminum from Alcoa Corporation’s smelter in Iceland occurred in both Spain and the Netherlands.

Geographic information for long-lived assets was as follows (based upon the physical location of the assets):

December 31,	2015	2014
Long-lived assets:
Australia	$2,158	$2,519
Brazil	1,922	2,983
United States	1,963	2,133
Iceland	1,397	1,459
Canada	1,177	1,204
Norway	463	588
Spain	293	337
Other	17	103

Total long-lived assets	$9,390	$11,326

R. Stock-based Compensation

Until consummation of the separation, Alcoa Corporation’s employees will continue to participate in ParentCo’s stock-based compensation plan. The stock-based compensation expense recorded by Alcoa Corporation, in the periods presented, includes the expenses associated with employees historically attributable to Alcoa Corporation’s operations. Additionally, stock-based compensation expense for corporate employees have been allocated to Alcoa Corporation’s financial statements based on segment revenue (see Note T for further discussion on corporate cost allocations).

ParentCo has a stock-based compensation plan under which stock options and stock awards are granted in January each year to eligible employees. Most plan participants can choose whether to receive their award in the form of stock options, stock awards, or a combination of both. This choice is made before the grant is issued and is irrevocable. Stock options are granted at the closing market price of ParentCo’s common stock on the date of grant and vest over a three-year service period (1/3 each year) with a ten-year contractual term. Stock awards vest at the end of the three-year service period from the date of grant and certain of these awards also include performance conditions. In 2015, 2014, and 2013, the final number of performance stock awards earned will be based on ParentCo’s achievement of sales and profitability targets over the respective three-year period. One-third of the award will be earned each year based on the performance against the pre-established targets for that year. The performance stock awards earned over the three-year period vest at the end of the third year.

In 2015, 2014, and 2013, Alcoa Corporation recognized stock-based compensation expense, associated with employees historically attributable to Alcoa Corporation’s operations as well as a portion of the expense associated with corporate employees, of $35, $39, and $33, respectively, of which approximately 80%, 80%, and 70%, respectively, related to stock awards (there was no stock-based compensation expense capitalized in 2015, 2014, or 2013). The portion of this expense related to corporate employees, allocated based on segment revenue, was $21, $21, and $16 in 2015, 2014, and 2013, respectively. Alcoa Corporation did not recognize any tax benefit associated with this expense. At December 31, 2015, there was $11 (pretax) of unrecognized compensation expense related to non-vested stock option grants and non-vested stock award grants. This expense is expected to be recognized over a weighted average period of 1.6 years. As part of Alcoa Corporation’s stock-based compensation plan design, individuals who are retirement-eligible have a six-month requisite service period in the year of grant. As a result, a larger portion of expense will be recognized in the first half of each year for these retirement-eligible employees. Of the total pretax compensation expense recognized by Alcoa Corporation in 2015, 2014, and 2013, $6, $8, and $8, respectively, pertains to the acceleration of expense related to retirement-eligible employees.

Stock-based compensation expense is based on the grant date fair value of the applicable equity grant. For stock awards, the fair value was equivalent to the closing market price of ParentCo’s common stock on the date of grant. For stock options, the fair value was estimated on the date of grant using a lattice-pricing model, which generated a result of $4.47, $2.84, and $2.24 per option in 2015, 2014, and 2013, respectively. The lattice-pricing model uses a number of assumptions to estimate the fair value of a stock option, including an average risk-free interest rate, dividend yield, volatility, annual forfeiture rate, exercise behavior, and contractual life. The following paragraph describes in detail the assumptions used to estimate the fair value of stock options granted in 2015 (the assumptions used to estimate the fair value of stock options granted in 2014 and 2013 were not materially different).

The range of average risk-free interest rates (0.07-1.83%) was based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. The dividend yield (0.8%) was based on a one-year average. Volatility (32-41%) was based on historical and implied volatilities over the term of the option. ParentCo utilized historical option forfeiture data to estimate annual pre- and post-vesting forfeitures (7%). Exercise behavior (50%) was based on a weighted average exercise ratio (exercise patterns for grants issued over the number of years in the contractual option term) of an option’s intrinsic value resulting from historical employee exercise behavior. Based upon the other assumptions used in the determination of the fair value, the life of an option (5.9 years) was an output of the lattice-pricing model. The activity for stock options and stock awards during 2015 was as follows (options and awards in millions):

	Stock options		Stock awards
	Number of options	Weighted average exercise price	Number of awards	Weighted average FMV per award
Outstanding, January 1, 2015	6	$11.39	4	$9.97
Granted	1	15.55	1	15.45
Exercised	(1)	9.54	—	—
Converted	—	—	(1)	10.12
Other	(1)	11.49	—	—

Outstanding, December 31, 2015	5	11.99	4	11.41

As of December 31, 2015, the number of stock options outstanding had a weighted average remaining contractual life of 5.75 years and a total intrinsic value of $1. Additionally, 4 million of the stock options outstanding were fully vested and exercisable and had a weighted average remaining contractual life of 4.99 years, a weighted average exercise price of $11.94, and a total intrinsic value of $1 as of December 31, 2015. In 2015, 2014, and 2013, the cash received from stock option exercises was $5, $24, and $1, respectively. The total intrinsic value of stock options exercised during 2015 and 2014 was $3 and $13, respectively.

S. Income Taxes

The components of income (loss) before income taxes were as follows:

	2015	2014	2013
United States	$(1,053)	$(709)	$(1,002)
Foreign	716	646	(1,745)

	$(337)	$(63)	$(2,747)

The provision for income taxes consisted of the following:

	2015	2014	2013
Current:
Federal*	$3	$1	$6
Foreign	313	333	127
State and local	—	—	—

	316	334	133

Deferred:
Federal*	(85)	(5)	(2)
Foreign	171	(45)	(8)
State and local	—	—	—

	86	(50)	(10)

Total	$402	$284	$123

*	Includes U.S. taxes related to foreign income

A reconciliation of the U.S. federal statutory rate to Alcoa Corporation’s effective tax rate was as follows (the effective tax rate for all periods was a provision on a loss):

	2015	2014	2013
U.S. federal statutory rate	35.0%	35.0%	35.0%
Taxes on foreign operations	(6.7)	(67.5)	(1.1)
Permanent differences on restructuring and other charges and asset disposals	—	(19.4)	(0.5)
Noncontrolling interest(1)	(8.5)	(53.5)	(2.0)
Statutory tax rate and law changes(2)	(0.3)	(57.0)	0.2
Tax holidays(3)	6.2	(61.8)	—
Changes in valuation allowances	(62.6)	3.4	(5.8)
Impairment of goodwill	—	—	(22.1)
Equity income/loss	(2.6)	(23.0)	(0.4)
Impact of capitalization of intercompany debt	3.3	38.1	1.4
Losses and credits with no tax benefit(4)	(82.0)	(243.0)	(9.9)
Other	(1.1)	(2.1)	0.7

Effective tax rate	(119.3)%	(450.8%)	(4.5)%

(1)	In 2014, the noncontrolling interest’ impact on Alcoa Corporation’s effective tax rate was mostly due to the noncontrolling interest’s share of a loss on the divestiture of an ownership interest in a mining and refining joint venture in Jamaica (see Note F).
(2)	In November 2014, Spain enacted corporate tax reform that changed the corporate tax rate from 30% in 2014 to 28% in 2015 and to 25% in 2016. As a result, Alcoa Corporation remeasured certain deferred tax assets related to its Spanish operations.
(3)	In 2014, a tax holiday for a Brazilian entity of Alcoa Corporation became effective (see below).
(4)	Hypothetical net operating losses and tax credits determined on a separate return basis for which it is more likely than not that a tax benefit will not be realized. The related deferred tax asset and offsetting valuation allowance have been adjusted to Net parent investment and, as such, are not reflected in subsequent deferred tax and valuation allowance tables.

The components of net deferred tax assets and liabilities were as follows:

	2015		2014
December 31,	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Depreciation	$264	$529	$180	$591
Employee benefits	286	39	364	28
Loss provisions	302	7	224	8
Deferred income/expense	48	312	41	252
Tax loss carryforwards	992	—	1,142	—
Tax credit carryforwards	15	—	19	—
Derivatives and hedging activities	—	216	3	23
Other	420	412	356	278

	2,327	1,515	2,329	1,180
Valuation allowance	(712)	—	(486)	—

Total	$1,615	$1,515	$1,843	$1,180

The following table details the expiration periods of the deferred tax assets presented above:

December 31, 2015	Expires within 10 years	Expires within 11-20 years	No expiration*	Other*	Total
Tax loss carryforwards	$240	$207	$545	$—	$992
Tax credit carryforwards	15	—	—	—	15
Other	—	—	426	894	1,320
Valuation allowance	(229)	(101)	(282)	(100)	(712)

Total	$26	$106	$689	$794	$1,615

*	Deferred tax assets with no expiration may still have annual limitations on utilization. Other represents deferred tax assets whose expiration is dependent upon the reversal of the underlying temporary difference.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50%) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and Alcoa Corporation’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

In 2013, Alcoa Corporation recognized a $128 discrete income tax charge for a valuation allowance on the full value of the deferred tax assets related to a Spanish consolidated tax group. These deferred tax assets have an expiration period ranging from 2016 (for certain credits) to an unlimited life (for operating losses). After weighing all available positive and negative evidence, as described above, management determined that it was no longer more likely than not that Alcoa Corporation will realize the tax benefit of these deferred tax assets. This was mainly driven by a decline in the outlook of the Primary Metals business (2013 realized prices were the lowest since 2009) combined with prior year cumulative losses of the Spanish consolidated tax group. During 2014, the underlying value of the deferred tax assets decreased due to a remeasurement as a result of the enactment of new tax rates in Spain beginning in 2016 (see Income Taxes in Earnings Summary under Results of Operations above), and a change in foreign currency exchange rates. As a result, the valuation allowance decreased by the same amount. At December 31, 2015, the amount of the valuation allowance was $91. This valuation allowance was reevaluated as of December 31, 2015, and no change to the allowance was deemed necessary based on all available evidence. The need for this valuation allowance will be assessed on a continuous basis in future periods and, as a result, a portion or all of the allowance may be reversed based on changes in facts and circumstances.

In 2015, Alcoa Corporation recognized an additional $141 discrete income tax charge for valuation allowances on certain deferred tax assets in Iceland and Suriname. Of this amount, an $85 valuation allowance was established on the full value of the deferred tax assets in Suriname, which were related mostly to employee benefits and tax loss carryforwards. These deferred tax assets have an expiration period ranging from 2016 to 2022. The remaining $56 charge relates to a valuation allowance established on a portion of the deferred tax assets recorded in Iceland. These deferred tax assets have an expiration period ranging from 2017 to 2023. After weighing all available positive and negative evidence, as described above, management determined that it was no longer more likely than not that Alcoa Corporation will realize the tax benefit of either of these deferred tax assets. This was mainly driven by a decline in the outlook of the Primary Metals business, combined with prior year cumulative losses and a short expiration period. The need for this valuation allowance will be assessed on a continuous basis in future periods and, as a result, a portion or all of the allowance may be reversed based on changes in facts and circumstances.

In December 2011, one of Alcoa Corporation’s subsidiaries in Brazil applied for a tax holiday related to its expanded mining and refining operations. During 2013, the application was amended and re-filed and, separately, a similar application was filed for another one of ParentCo’s subsidiaries in Brazil that has significant operations of Alcoa Corporation. The deadline for the Brazilian government to deny the application was July 11, 2014. Since Alcoa Corporation did not receive notice that its applications were denied, the tax holiday took effect automatically on July 12, 2014. As a result, the tax rate for these entities decreased significantly (from 34% to 15.25%), resulting in future cash tax savings over the 10-year holiday period (retroactively effective as of January 1, 2013). Additionally, a portion of the Alcoa Corporation subsidiary’s net deferred tax asset that reverses within the holiday period was remeasured at the new tax rate (the net deferred tax asset of the other entity was not remeasured since it could still be utilized against the subsidiary’s future earnings not subject to the tax holiday). This remeasurement resulted in a decrease to that entity’s net deferred tax asset and a noncash charge to earnings in Alcoa Corporation’s combined statement of operations of $52 ($31 after noncontrolling interest).

The following table details the changes in the valuation allowance:

December 31,	Note	2015	2014	2013
Balance at beginning of year		$(486)	$(517)	(348)
Increase to allowance		(289)	(19)	(169)
Release of allowance		—	7	3
U.S. state tax apportionment and tax rate changes		30	15	—
Foreign currency translation		33	28	(3)

Balance at end of year		$(712)	$(486)	$(517)

The cumulative amount of Alcoa Corporation’s foreign undistributed net earnings for which no deferred taxes have been provided was approximately $2,000 at December 31, 2015. Alcoa Corporation has a number of commitments and obligations related to the Company’s growth strategy in foreign jurisdictions. As such, management has no plans to distribute such earnings in the foreseeable future, and, therefore, has determined it is not practicable to determine the related deferred tax liability. Alcoa Corporation is currently evaluating its local and global cash needs for future business operations and anticipated debt facilities, which may influence future repatriation decisions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) was as follows:

December 31,	2015	2014	2013
Balance at beginning of year	$25	$52	$57
Additions for tax positions of the current year	2	2	1
Additions for tax positions of prior years	1	1	10
Reductions for tax positions of prior years	—	(1)	(2)
Settlements with tax authorities	(2)	(28)	(8)
Expiration of the statute of limitations	—	—	(2)
Foreign currency translation	(4)	(1)	(4)

Balance at end of year	$22	$25	$52

For all periods presented, a portion of the balance at end of year pertains to state tax liabilities, which are presented before any offset for federal tax benefits. The effect of unrecognized tax benefits, if recorded, that would impact the annual effective tax rate for 2015, 2014, and 2013 would be approximately 4%, 17% and 0%, respectively, of pretax book income (loss). Alcoa Corporation does not anticipate that changes in its unrecognized tax benefits will have a material impact on the Statement of Combined Operations during 2016 (see Other Matters in Note N for a matter for which no reserve has been recognized).

It is Alcoa Corporation’s policy to recognize interest and penalties related to income taxes as a component of the Provision for income taxes on the accompanying Statement of Combined Operations. In 2015, 2014, and 2013, Alcoa Corporation recognized $7, $1, and $2, respectively, in interest and penalties. Due to the expiration of the statute of limitations, settlements with tax authorities, and refunded overpayments, Alcoa also recognized interest income of $1, $5, and $12 in 2015, 2014, and 2013, respectively. As of December 31, 2015 and 2014, the amount accrued for the payment of interest and penalties was $7 and $7, respectively.

T. Related Party Transactions

Transactions between Alcoa Corporation and Arconic have been presented as related party transactions in these Combined Financial Statements of Alcoa Corporation. In 2015, 2014, and 2013, sales to Arconic from Alcoa Corporation were $1,078, $1,783, and $1,538, respectively.

Cash pooling arrangement

Alcoa Corporation engages in cash pooling arrangements with related parties that are managed centrally by ParentCo.

Corporate allocations and Net parent investment

ParentCo’s operating model includes a combination of standalone and combined business functions between Alcoa Corporation and Arconic, varying by country and region. The Combined Financial Statements of Alcoa Corporation include allocations related to these costs applied on a fully allocated cost basis, in which shared business functions are allocated between Alcoa Corporation and Arconic. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development (“R&D”) activities. For purposes of the Combined Financial Statements, a portion of these general corporate expenses has been allocated to Alcoa Corporation, and is included in the combined statement of operations within Cost of goods sold, Research and development expenses, and Selling, general administrative and other expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic. The total general corporate expenses allocated to Alcoa Corporation during the fiscal years ended December 31, 2015, 2014 and 2013, were $268, $260, and $278 respectively.

All external debt not directly attributable to Alcoa Corporation has been excluded from the Combined Balance Sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the Statement of Combined Operations within Interest expense. The total financing costs allocated to Alcoa Corporation during the fiscal years ended December 31, 2015, 2014 and 2013, were $245, $278, and $272 respectively.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not reflect the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Net parent investment.

U. Equity Investments

A summary of financial information for all investees accounted for by the equity method of accounting is as follows (amounts represent 100% of investee financial information):

(in millions)	2015	2014	2013
Income data—year ended December 31
Sales	$4,119	$3,350	$2,394
Cost of goods sold	3,209	2,503	1,679
Income (loss) before income taxes	125	(76)	75
Net income (loss)	43	(144)	(19)
Balance Sheet—as of December 31
Current assets	$1,555	$1,472
Noncurrent assets	13,357	14,246
Current liabilities	1,661	1,793
Noncurrent liabilities	8,972	8,829

Financial information for equity method investees that were significant to Alcoa Corporation’s results for the years ended December 31 are as follows:

(Dollars in millions)	Energetica Barra Grande SA	Halco Mining	Ma’aden Rolling Co.	Ma’aden Smelting Co.	Ma’aden Bauxite and Alumina Co.	Manicouagan Power L.P.	Pechiney Reynolds Quebec	Others	Total
Income data—year ended December 31, 2015
Sales	130	487	286	1,481	258	106	486	885	4,119
Cost of goods sold	98	236	352	1,317	401	16	288	501	3,209
Income before income taxes	27	86	(125)	(52)	(185)	91	113	170	125
Net income	7	80	(125)	(56)	(185)	90	104	128	43
Alcoa Corporation’s percentage of ownership in equity investees	42.2%	45.0%	25.1%	25.1%	25.1%	40.0%	49.8%
Equity in net income of affiliated companies, before reconciling adjustments	3	36	(31)	(14)	(46)	36	52	24	60
Other	(1)	(2)	(1)	(1)	—	—	4	(6)	(7)
Alcoa Corporation’s equity in net income of affiliated companies	2	34	(32)	(15)	(46)	36	56	18	53
Balance Sheet—as of December 31, 2015
Current assets	27	40	389	469	305	23	107	195	1,555
Noncurrent assets	288	165	1,659	4,696	3,005	62	109	3,373	13,357
Current liabilities	50	28	254	909	122	6	54	238	1,661
Noncurrent liabilities	43	16	1,329	2,913	2,206	—	(21)	2,486	8,972
Income data—year ended December 31, 2014
Sales	170	487	42	1,260	3	120	318	950	3,350
Cost of goods sold	118	260	102	1,073	4	18	280	648	2,503
Income before income taxes	44	76	(109)	(149)	(135)	103	39	55	(76)
Net income	19	72	(109)	(149)	(135)	102	28	28	(144)
Alcoa Corporation’s percentage of ownership in equity investees	42.2%	45.0%	25.1%	25.1%	25.1%	40.0%	49.8%
Equity in net income of affiliated companies, before reconciling adjustments	8	32	(27)	(37)	(34)	41	14	3	—
Other	—	(1)	—	—	—	(1)	4	—	2
Alcoa Corporation’s equity in net income of affiliated companies	8	31	(27)	(37)	(34)	40	18	3	2
Balance Sheet—as of December 31, 2014
Current assets	27	38	186	405	182	22	439	173	1,472
Noncurrent assets	427	150	1,619	4,841	2,951	72	107	4,079	14,246
Current liabilities	50	29	59	683	121	7	50	794	1,793
Noncurrent liabilities	92	12	1,191	3,164	1,849	1	16	2,504	8,829
Income data—year ended December 31, 2013
Sales	130	493	—	349	—	124	326	972	2,394
Cost of goods sold	78	250	—	479	—	19	288	565	1,679
Income before income taxes	42	81	(51)	(215)	(48)	105	37	124	75
Net income	14	76	(51)	(215)	(48)	105	26	74	(19)
Alcoa Corporation’s percentage of ownership in equity investees	42.2%	45.0%	25.1%	25.1%	25.1%	40.0%	49.8%
Equity in net income of affiliated companies, before reconciling adjustments	6	34	(13)	(54)	(12)	42	13	16	32
Other	(1)	(1)	—	—	—	—	6	(12)	(8)
Alcoa Corporation’s equity in net income of affiliated companies	5	33	(13)	(54)	(12)	42	19	4	24

Investees accounted for using the equity method include:

Investee	Country	Ownership Interest[1]
Consorcio Serra Do Facao	Brazil	35.0%
DBNGP Trust	Australia	20.0%[2]
Energetica Barra Grande SA	Brazil	42.2%
Halco Mining	Guinea	45.0%[2]
Ma’aden Rolling Company	Saudi Arabia	25.1%
Ma’aden Smelting Company	Saudi Arabia	25.1%
Ma’aden Bauxite and Alumina Company	Saudi Arabia	25.1%[2]
Manicouagan Power Limited Partnership	Canada	40.0%
Mineracão Rio Do Norte S.A. (MRN)	Brazil	18.2%
Pechiney Reynolds Quebec	Canada	49.8%

1	This table shows the ownership of Alcoa Corporation or AWAC, as appropriate. Ownership percentages have not changed from January 2013 through December 2015.
2	This investment is part of the AWAC group of companies that are owned 60% by Alcoa Corporation and 40% by Alumina Limited
V. Interest Cost Components

	2015	2014	2013
Amount charged to expense	$270	$309	$305
Amount capitalized	30	34	65

	$300	$343	$370

W. Pension and Other Postretirement Benefits

Certain Alcoa Corporation employees participate in defined benefit pension plans sponsored by ParentCo (“Shared Pension Plans”), which include Arconic and ParentCo corporate participants. Alcoa Corporation accounts for Shared Pension Plans as multiemployer benefit plans. Accordingly, Alcoa Corporation does not record an asset or liability to recognize the funded status of the Shared Pension Plans. However, the related pension expenses allocated to Alcoa Corporation are based primarily on pensionable compensation of active Alcoa Corporation participants. Multiemployer contribution expenses attributable to Alcoa Corporation for the Shared Pension Plans were $64, $64, and $64 in 2015, 2014, and 2013, respectively.

Certain Alcoa Corporation employees also participate in health care and life insurance postretirement benefit plans sponsored by ParentCo (“Shared OPEB Plans”, and, together with the Shared Pension Plans, the “Shared Plans”) which include Arconic and ParentCo corporate participants as well as eligible U.S. retired employees and certain retirees from foreign locations. Generally, the medical plans are unfunded and pay a percentage of medical expenses, reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. ParentCo retains the right, subject to existing agreements, to change or eliminate these benefits. All salaried and certain non-bargaining hourly U.S. employees hired after January 1, 2002 and certain bargaining hourly U.S. employees hired after July 1, 2010 are not eligible for postretirement health care benefits. All salaried and certain hourly U.S. employees that retire on or after April 1, 2008 are not eligible for postretirement life insurance benefits. Alcoa Corporation accounts for Shared OPEB Plans as multiemployer benefit plans. Accordingly, Alcoa Corporation does not record an asset or liability to recognize the funded status of the Shared OPEB Plans. Multiemployer contribution expenses attributable to Alcoa Corporation for the Shared OPEB Plans are based primarily on estimated interest costs and were $32, $39, and $39 in 2015, 2014, and 2013, respectively.

The Combined Financial Statements also include an allocation of expenses for the Shared Plans attributable to ParentCo corporate participants as well as to closed and sold operations (see Cost Allocations discussion in Note A). Including the multiemployer expenses disclosed above, the total expenses associated with the Shared Plans reflected in the Combined Financial Statements were $191, $183, and $219 in 2015, 2014 and 2013, respectively.

Certain ParentCo plans that are specific to Alcoa Corporation employees (“Direct Plans”) are accounted for as defined benefit pension and other postretirement benefit plans. Accordingly, the funded status of each Direct Plan is recorded in the accompanying Combined Balance Sheet. Actuarial gains and losses that have not yet been recognized in earnings are recorded in Accumulated other comprehensive loss until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and recognition of expenses related to Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each of the plans.

The funded status of all of Alcoa Corporation’s Direct Plans are measured as of December 31 each calendar year. The following information is applicable to only the Direct Plans, all of which are non-U.S. plans.

Obligations and Funded Status

		Pension benefits		Other postretirement benefits
December 31,	Note	2015	2014	2015	2014
Change in benefit obligation
Benefit obligation at beginning of year		$2,507	$2,451	$98	$99
Service cost		63	69	—	1
Interest cost		95	122	4	5
Amendments		16	11	—	(11)
Actuarial losses (gains)		27	269	(7)	12
Divestitures	F	—	(52)	—	(1)
Settlements		(65)	(117)	—	—
Curtailments		(13)	—	(5)	—
Benefits paid, net of participants’ contributions		(65)	(65)	(5)	(5)
Foreign currency translation impact		(319)	(181)	(3)	(2)

Benefit obligation at end of year		$2,246	$2,507	$82	$98

Change in plan assets
Fair value of plan assets at beginning of year		$2,090	$2,086	$—	$—
Actual return on plan assets		111	215	—	—
Employer contributions		76	160	—	—
Participants’ contributions		19	24	—	—
Benefits paid		(76)	(78)	—	—
Administrative expenses		(6)	(8)	—	—
Divestitures	F	—	(47)	—	—
Settlements		(65)	(117)	—	—
Foreign currency translation impact		(258)	(145)	—	—

Fair value of plan assets at end of year		$1,891	$2,090	$—	$—

Funded status		$(355)	$(417)	$(82)	$(98)
Less: Amounts attributed to joint venture partners		(30)	(34)	—	—

Net funded status		$(325)	$(383)	$(82)	$(98)

Amounts recognized in the Combined Balance Sheet consist of:
Noncurrent assets		$35	$35	$—	$—
Current liabilities		(1)	(1)	(4)	(5)

		Pension benefits		Other postretirement benefits
December 31,	Note	2015	2014	2015	2014
Noncurrent liabilities		(359)	(417)	(78)	(93)

Net amount recognized		$(325)	$(383)	$(82)	$(98)

Amounts recognized in Accumulated Other Comprehensive Loss consist of:
Net actuarial loss		$625	$731	$1	$6
Prior service cost (benefit)		35	58	—	(10)

Total, before tax effect		660	789	1	(4)
Less: Amounts attributed to joint venture partners		39	44	—	—

Net amount recognized, before tax effect		$621	$745	$1	$(4)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss consist of:
Net actuarial (benefit) loss		$(64)	$118	$(12)	$13
Amortization of accumulated net actuarial (loss) benefit		(42)	(34)	7	2
Prior service (benefit) cost		(17)	5	1	(12)
Amortization of prior service (cost) benefit		(6)	(8)	9	2

Total, before tax effect		(129)	81	5	5
Less: Amounts attributed to joint venture partners		(5)	7	—	—

Net amount recognized, before tax effect		$(124)	$74	$5	$5

Pension Plan Benefit Obligations

	2015	2014
The projected benefit obligation and accumulated benefit obligation for all defined benefit pension plans was as follows:
Projected benefit obligation	$2,246	$2,507
Accumulated benefit obligation	2,049	2,267

The aggregate projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets was as follows:
Projected benefit obligation	2,175	2,434
Fair value of plan assets	1,789	1,983

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets was as follows:
Accumulated benefit obligation	1,467	1,602
Fair value of plan assets	1,252	1,357

Components of Net Periodic Benefit Cost

	Pension benefits			Other postretirement benefits
	2015	2014	2013	2015	2014	2013
Service cost	$51	$55	$72	$—	$1	$1
Interest cost	89	114	111	4	5	4
Expected return on plan assets	(121)	(134)	(131)	—	—	—
Recognized net actuarial loss (benefit)	42	34	61	(3)	(2)	(1)
Amortization of prior service cost (benefit)	6	8	9	(9)	(2)	—

	Pension benefits			Other postretirement benefits
	2015	2014	2013	2015	2014	2013
Settlements(1)	14	24	—	—	—	—
Curtailments(2)	9	—	6	(4)	—	—
Special termination benefits(3)	16	—	77	—	—	—

Net periodic benefit cost(4)	$106	$101	$205	$(12)	$2	$4

(1)	In 2015 and 2014, settlements were due to workforce reductions (see Note D) and the payment of lump sum benefits.
(2)	In 2015 and 2013, curtailments were due to elimination of benefits or workforce reductions (see Note D).
(3)	In 2015 and 2013, special termination benefits were due to workforce reductions (see Note D).
(4)	Amounts attributed to joint venture partners are not included.

Amounts Expected to be Recognized in Net Periodic Benefit Cost

	Pension benefits	Other postretirement benefits
	2016	2016
Net actuarial loss recognition	$37	$—
Prior service cost (benefit) recognition	5	—

Assumptions

Weighted average assumptions used to determine benefit obligations for Direct Plans were as follows:

December 31,	2015	2014
Discount rate	4.03%	4.09%
Rate of compensation increase	3.65	3.74

The discount rates for the plans are primarily determined by using yield curve models developed with the assistance of an external actuary. The cash flows of the plans’ projected benefit obligations are discounted using a single equivalent rate derived from yields on high-quality corporate bonds, which represent a broad diversification of issuers in various sectors. The yield curve model parallels the plans’ projected cash flows, which have an average duration ranging from 11 to 15 years. The underlying cash flows of the bonds included in the models exceed the cash flows needed to satisfy plans’ obligations multiple times. If a deep market of high quality corporate bonds does not exist in a country, then the yield on government bonds plus a corporate bond yield spread is used.

The rate of compensation increase is based upon anticipated salary increases and estimated inflation. For 2016, the rate of compensation increase will be 3.65%.

Weighted average assumptions used to determine net periodic benefit cost for Direct Plans were as follows:

	2015	2014	2013
Discount rate*	4.09%	5.14%	4.63%
Expected long-term rate of return on plan assets	6.91%	6.91%	6.98%
Rate of compensation increase	3.74%	3.79%	3.81%

*	In all periods presented, the respective discount rates were used to determine net periodic benefit cost for most Direct Plans for the full annual period. However, the discount rates for a limited number of plans were updated during 2015, 2014, and 2013 to reflect the remeasurement of these plans due to settlements, and/or curtailments. The updated discount rates used were not significantly different from the discount rates presented.

The expected long-term rate of return on plan assets is generally applied to a four-year or five-year average value of plan assets for certain plans, or the fair value at the plan measurement date. The process used by management to develop this assumption is one that relies on forward-looking returns by asset class. Management incorporates expected future returns on current and planned asset allocations using information from various external investment managers and consultants, as well as management’s own judgment. For 2015, 2014, and 2013, management used 6.91%, 6.91% and 6.98%, respectively, as its expected long-term rate of return. For 2016, management anticipates that 6.92% will be the expected long-term rate of return.

Assumed health care cost trend rates for other postretirement benefit plans were as follows:

	2015	2014	2013
Health care cost trend rate assumed for next year	5.5%	5.5%	5.5%
Rate to which the cost trend rate gradually declines	4.5%	4.5%	4.5%
Year that the rate reaches the rate at which it is assumed to remain	2019	2018	2017

The assumed health care cost trend rate is used to measure the expected cost of gross eligible charges covered by Alcoa Corporation’s other postretirement benefit plans. For 2016, a 5.5% trend rate will be used, reflecting management’s best estimate of the change in future health care costs covered by the plans. The plans’ actual annual health care cost trend experience over the past three years has ranged from 4.0% to 9.6% Management does not believe this three-year range is indicative of expected increases for future health care costs over the long-term.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in these assumed rates would have the following effects:

	1% increase	1% decrease
Effect on other postretirement benefit obligations	$12	$(10)
Effect on total of service and interest cost components	1	(1)

Plan Assets

Alcoa Corporation’s pension plans’ investment policy and weighted average asset allocations at December 31, 2015 and 2014, by asset class, were as follows:

		Plan assets at December 31,
Asset class	Policy range	2015	2014
Equities	20–50%	39%	42%
Fixed income	25–55%	37%	39%
Other investments	15–40%	24%	19%

Total		100%	100%

The principal objectives underlying the investment of the pension plans’ assets are to ensure that Alcoa Corporation can properly fund benefit obligations as they become due under a broad range of potential economic and financial scenarios, maximize the long-term investment return with an acceptable level of risk based on such obligations, and broadly diversify investments across and within various asset classes to protect asset values against adverse movements.

Investment practices comply with the requirements of applicable laws and regulations in the respective jurisdictions. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. Currently, the use of derivative instruments is not significant when compared to the overall investment portfolio.

The following section describes the valuation methodologies used by the trustees to measure the fair value of pension plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified (see Note X for the definition of fair value and a description of the fair value hierarchy).

Equities. These securities consist of: (i) direct investments in the stock of publicly traded U.S. and non-U.S. companies and are valued based on the closing price reported in an active market on which the individual securities are traded (generally classified in Level 1); (ii) the plans’ share of commingled funds that are invested in the stock of publicly traded companies and are valued at the net asset value of shares held at December 31 (included in Level 1 if quoted in an active market, otherwise these investments are included in Level 2); and (iii) direct investments in long/short equity hedge funds and private equity (limited partnerships and venture capital partnerships) and are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data (generally classified as Level 3).

Fixed income. These securities consist of: (i) U.S. government debt and are generally valued using quoted prices (included in Level 1); (ii) publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds and debentures) and are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data (included in Level 2); and (iii) cash and cash equivalents, which consist of government securities in commingled funds, and are generally valued using observable market data (included in Level 2).

Other investments. These investments include, among others: (i) exchange traded funds, such as gold, and real estate investment trusts and are valued based on the closing price reported in an active market on which the investments are traded (included in Level 1); (ii) the plans’ share of commingled funds that are invested in real estate investment trusts and are valued at the net asset value of shares held at December 31 (generally included in Level 3, however, if fair value is able to be determined through the use of quoted market prices of similar assets or other observable market data, then the investments are classified in Level 2); and (iii) direct investments of discretionary and systematic macro hedge funds and private real estate (includes limited partnerships) and are valued by investment managers based on the most recent financial information available, which typically represents significant unobservable data (generally classified as Level 3, however, if fair value is able to be determined through the use of quoted market prices of similar assets or other observable market data, then the investments are classified in Level 2).

The fair value methods described above may not be indicative of net realizable value or reflective of future fair values. Additionally, while Alcoa Corporation believes the valuation methods used by the plans’ trustees are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value of pension plan assets classified under the appropriate level of the fair value hierarchy:

December 31, 2015	Level 1	Level 2	Level 3	Total
Equities:
Equity securities	$160	$475	$5	$640
Long/short equity hedge funds	—	—	26	26
Private equity	—	—	64	64

	$160	$475	$95	$730

Fixed income:
Intermediate and long duration government/credit	$152	$383	$—	$535
Other	—	163	—	163

	$152	$546	$—	$698

December 31, 2015	Level 1	Level 2	Level 3	Total
Other investments:
Real estate	$4	$16	$169	$189
Discretionary and systematic macro hedge funds	—	—	46	46
Other	4	—	224	228

	$8	$16	$439	$463

Total	$320	$1,037	$534	$1,891

December 31, 2014	Level 1	Level 2	Level 3	Total
Equities
Equity securities	$230	$541	$5	$776
Long/short equity hedge funds	—	—	27	27
Private equity	—	—	73	73

	$230	$541	$105	$876

Fixed income:
Intermediate and long duration government/credit	$166	$445	$—	$611
Other	—	200	—	200

	$166	$645	$—	$811

Other investments:
Real estate	$4	$18	$157	$179
Discretionary and systematic macro hedge funds	—	—	39	39
Other	4	—	181	185

	$8	$18	$377	$403

Total	$404	$1,204	$482	$2,090

Pension plan assets classified as Level 3 in the fair value hierarchy represent investments in which the trustees have used significant unobservable inputs in the valuation model. The following table presents a reconciliation of activity for such investments:

	2015	2014
Balance at beginning of year	$482	$379
Realized gains	7	14
Unrealized gains	99	9
Purchases	75	143
Sales	(19)	(39)
Issuances	—	—
Settlements	—	—
Foreign currency translation impact	(110)	(24)
Transfers in and/or out of Level 3*	—	—

Balance at end of year	$534	$482

*	In 2015 and 2014, there were no transfers of financial instruments into or out of Level 3.

Funding and Cash Flows

It is Alcoa Corporation’s policy to fund amounts for Direct Plans sufficient to meet the minimum requirements set forth in applicable country benefits laws and tax laws. From time to time, Alcoa Corporation (through ParentCo) contributes additional amounts as deemed appropriate. In 2015 and 2014, cash contributions to Alcoa Corporation’s pension plans were $69 and $154. The minimum required contribution to pension plans in 2016 is estimated to be $51.

Benefit payments expected to be paid to pension and other postretirement benefit plans’ participants are as follows:

Year ended December 31,	Pension benefits	Other post- retirement benefits
2016	$116	$5
2017	117	4
2018	122	4
2019	125	5
2020	131	5
2021 through 2025	712	24

Total	1,323	47

Defined Contribution Plans

Alcoa Corporation employees participate in ParentCo-sponsored savings and investment plans in several countries, including the United States and Australia. Alcoa Corporation’s expenses related to these plans were $59 in 2015, $68 in 2014, and $73 in 2013. In the United States, Alcoa Corporation’s employees may contribute a portion of their compensation to the plans, and ParentCo matches a portion of these contributions in equivalent form of the investments elected by the employee. Prior to January 1, 2014, ParentCo’s match was mostly in ParentCo stock.

X. Derivatives and Other Financial Instruments

Fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3—Inputs that are both significant to the fair value measurement and unobservable.

Derivatives. Alcoa Corporation is exposed to certain risks relating to its ongoing business operations, including financial, market, political, and economic risks. The following discussion provides information regarding Alcoa Corporation’s exposure to the risks of changing commodity prices, and foreign currency exchange rates.

Alcoa Corporation’s commodity and derivative activities are subject to the management, direction, and control of ParentCo’s Strategic Risk Management Committee (SRMC), which is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC meets on a periodic basis to review derivative positions and strategy and reports to ParentCo’s Board of Directors on the scope of its activities.

Alcoa Corporation has nine derivative instruments classified as Level 3 under the fair value hierarchy. These instruments are composed of seven embedded aluminum derivatives, an energy contract, and an embedded credit derivative, all of which relate to energy supply contracts associated with eight smelters and three refineries. Five of the embedded aluminum derivatives and the energy contract were designated as cash flow hedging instruments and two of the embedded aluminum derivatives and the embedded credit derivative were not designated as hedging instruments.

The following section describes the valuation methodologies used by Alcoa Corporation to measure its Level 3 derivative instruments at fair value. Derivative instruments classified as Level 3 in the fair value hierarchy represent those in which management has used at least one significant unobservable input in the valuation model. Alcoa Corporation uses a discounted cash flow model to fair value all Level 3 derivative instruments. Where appropriate, the description below includes the key inputs to those models and any significant assumptions. These valuation models are reviewed and tested at least on an annual basis.

Inputs in the valuation models for Level 3 derivative instruments are composed of the following: (i) quoted market prices (e.g., aluminum prices on the 10-year London Metal Exchange (LME) forward curve and energy prices), (ii) significant other observable inputs (e.g., information concerning time premiums and volatilities for certain option type embedded derivatives and regional premiums for aluminum contracts), and (iii) unobservable inputs (e.g., aluminum and energy prices beyond those quoted in the market). For periods beyond the term of quoted market prices for aluminum, Alcoa Corporation estimates the price of aluminum by extrapolating the 10-year LME forward curve. Additionally, for periods beyond the term of quoted market prices for energy, management has developed a forward curve based on independent consultant market research. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence (Level 2). In the absence of such evidence, management’s best estimate is used (Level 3). If a significant input that is unobservable in one period becomes observable in a subsequent period, the related asset or liability would be transferred to the appropriate classification (Level 1 or 2) in the period of such change (there were no such transfers in the periods presented).

Alcoa Corporation has embedded derivatives in two power contracts that index the price of power to the LME price of aluminum. Additionally, in late 2014, Alcoa Corporation renewed three power contracts, each of which contain an embedded derivative that indexes the price of power to the LME price of aluminum plus the Midwest premium. The embedded derivatives in these five power contracts are primarily valued using observable market prices; however, due to the length of the contracts, the valuation models also require management to estimate the long-term price of aluminum based upon an extrapolation of the 10-year LME forward curve and/or 5-year Midwest premium curve. Significant increases or decreases in the actual LME price beyond 10 years and/or the Midwest premium beyond 5 years would result in a higher or lower fair value measurement. An increase in actual LME price and/or the Midwest premium over the inputs used in the valuation models will result in a higher cost of power and a corresponding decrease to the derivative asset or increase to the derivative liability. The embedded derivatives have been designated as cash flow hedges of forward sales of aluminum. Unrealized gains and losses were included in Other comprehensive loss on the accompanying Combined Balance Sheet while realized gains and losses were included in Sales on the accompanying Statement of Combined Operations.

Also, Alcoa Corporation has a power contract separate from above that contains an LME-linked embedded derivative. The embedded derivative is valued using the probability and interrelationship of future LME prices, Australian dollar to U.S. dollar exchange rates, and the U.S. consumer price index. Significant increases or decreases in the LME price would result in a higher or lower fair value measurement. An increase in actual LME price over the inputs used in the valuation model will result in a higher cost of power and a corresponding decrease to the derivative asset. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses from the embedded derivative were included in Other expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases were made under the contract. At the time this derivative asset was recognized, an equivalent amount was recognized as a deferred credit in Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet (see Note L). This deferred credit is recognized in Other expenses, net on the accompanying Statement of Combined Operations as power is received over the life of the contract. Alcoa Corporation had a similar power contract and related embedded derivative associated with another smelter; however, the contract and related derivative instrument matured in July 2014.

Additionally, Alcoa Corporation has a natural gas supply contract, which has an LME-linked ceiling. This embedded derivative is valued using probabilities of future LME aluminum prices and the price of Brent crude oil (priced on Platts), including the interrelationships between the two commodities subject to the ceiling. Any change in the interrelationship would result in a higher or lower fair value measurement. An LME ceiling was embedded into the contract price to protect against an increase in the price of oil without a corresponding increase in the price of LME. An increase in oil prices with no similar increase in the LME price would limit the increase of the price paid for natural gas. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses from the embedded derivative were included in Other expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as gas purchases were made under the contract.

Furthermore, Alcoa Corporation has an embedded derivative in a power contract that indexes the difference between the long-term debt ratings of Alcoa Corporation and the counterparty from any of the three major credit rating agencies. Management uses market prices, historical relationships, and forecast services to determine fair value. Significant increases or decreases in any of these inputs would result in a lower or higher fair value measurement. A wider credit spread between Alcoa Corporation and the counterparty would result in a higher cost of power and a corresponding increase in the derivative liability. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses were included in Other expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases were made under the contract.

Finally, Alcoa Corporation has a derivative contract that will hedge the anticipated power requirements at one of its smelters once the existing power contract expires in September 2016. Beyond the term where market information is available, management has developed a forward curve, for valuation purposes, based on independent consultant market research. Significant increases or decreases in the power market may result in a higher or lower fair value measurement. Lower prices in the power market would cause a decrease in the derivative asset. The derivative contract has been designated as a cash flow hedge of future purchases of electricity. Unrealized gains and losses on this contract were recorded in Other comprehensive loss on the accompanying Combined Balance Sheet. Once the designated hedge period begins in September 2016, realized gains and losses will be recorded in Cost of goods sold as electricity purchases are made under the power contract. Alcoa Corporation had a similar contract related to another smelter once the prior existing contract expired in 2014, but elected to terminate the new contract in early 2013. This election was available to Alcoa Corporation under the terms of the contract and was made due to a projection that suggested the contract would be uneconomical. Prior to termination, the new contract was accounted for in the same manner.

The fair values of Level 3 derivative instruments recorded as assets and liabilities in the accompanying Combined Balance Sheet is as follows:

	Fair value at December 31, 2015	Unobservable input	Range ($ in full amounts)
Assets:
Embedded aluminum derivatives	$1,060	Price of aluminum beyond forward curve

Aluminum: $2,060 per metric ton in 2026 to $2,337 per metric ton in 2029 (two contracts) and $2,534 per metric ton in 2036 (one contract)

Midwest premium: $0.0940 per pound in 2021 to $0.0940 per pound in 2029 (two contracts) and 2036 (one contract)

Embedded aluminum derivative	69	Interrelationship of future aluminum prices, foreign currency exchange rates, and the U.S. consumer price index (CPI)	Aluminum: $1,525 per metric ton in 2016 Foreign currency: A$1 = $0.73 in 2016 CPI: 1982 base year of 100 and 233 in January 2016 to 236 in September 2016
Embedded aluminum derivative	6	Interrelationship of LME price to overall energy price	Aluminum: $1,512 per metric ton in 2016 to $1,686 per metric ton in 2019
Embedded aluminum derivative	—	Interrelationship of future aluminum and oil prices	Aluminum: $1,525 per metric ton in 2016 to $1,652 per metric ton in 2018 Oil: $38 per barrel in 2016 to $53 per barrel in 2018
Liabilities:
Embedded aluminum derivative	169	Price of aluminum beyond forward curve	Aluminum: $2,060 per metric ton in 2026 to $2,128 per metric ton in 2027
Embedded credit derivative	35	Credit spread between Alcoa Corporation and counterparty	3.41% to 4.29% (3.85% median)
Energy contract	2	Price of electricity beyond forward curve	Electricity: $45 per megawatt hour in 2019 to $121 per megawatt hour in 2036

*	The fair value of embedded aluminum derivatives reflected as assets and liabilities in this table are both lower by $2 compared to the respective amounts reflected in the Level 3 tables presented below. This is due to the fact that Alcoa Corporation has one derivative that is in a liability position for the current portion but is in an asset position for the noncurrent portion, and is reflected as such on the accompanying Combined Balance Sheet. However, this derivative is reflected as a net liability in the above table for purposes of presenting the assumptions utilized to measure the fair value of the derivative instruments in their entirety.

The fair values of Level 3 derivative instruments recorded as assets and liabilities in the accompanying Combined Balance Sheet were as follows:

Asset Derivatives	December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments:
Prepaid expenses and other current assets:
Embedded aluminum derivatives	$72	$24
Other noncurrent assets:
Embedded aluminum derivative	994	73
Energy contract	2	2

Total derivatives designated as hedging instruments	$1,068	$99

Derivatives not designated as hedging instruments:
Prepaid expenses and other current assets:
Embedded aluminum derivatives	$69	$98
Other noncurrent assets:
Embedded aluminum derivatives	—	71

Total derivatives not designated as hedging instruments	$69	$169

Total Asset Derivatives	$1,137	$268

Liability Derivatives
Derivatives designated as hedging instruments:
Other current liabilities:
Embedded aluminum derivative	$9	$24
Energy contract	4	—
Other noncurrent liabilities and deferred credits:
Embedded aluminum derivatives	160	352

Total derivatives designated as hedging instruments	$173	$376

Derivatives not designated as hedging instruments:
Other current liabilities:
Embedded credit derivative	$6	$2
Other noncurrent liabilities and deferred credits:
Embedded credit derivative	29	16

Total derivatives not designated as hedging instruments	$35	$18

Total Liability Derivatives	$208	$394

The following table shows the net fair values of the Level 3 derivative instruments at December 31, 2015 and the effect on these amounts of a hypothetical change (increase or decrease of 10%) in the market prices or rates that existed as of December 31, 2015:

	Fair value asset/(liability)	Index change of + / - 10%
Embedded aluminum derivatives	$966	$340
Embedded credit derivative	(35)	4
Energy contract	(2)	136

The following tables present a reconciliation of activity for Level 3 derivative contracts:

	Assets		Liabilities
2015	Embedded aluminum derivatives	Energy contract	Embedded aluminum derivatives	Embedded credit derivative	Energy contract
Opening balance—January 1, 2015	$266	$2	$376	$18	$—
Total gains or losses (realized and unrealized) included in:
Sales	5	—	(16)	—	—
Cost of goods sold	(99)	—	—	—	—
Other expenses, net	(8)	(2)	—	17	1
Other comprehensive loss	964	1	(191)	—	3
Purchases, sales, issuances, and settlements*	—	—	—	—	—
Transfers into and/or out of Level 3*	—	—	—	—	—
Foreign currency translation	7	1	—	—	—

Closing balance—December 31, 2015	$1,135	$2	$169	$35	$4

Change in unrealized gains or losses included in earnings for derivative contracts held at December 31, 2015:
Sales	$—	$—	$—	$—	$—
Cost of goods sold	—	—	—	—	—
Other expenses, net	(8)	(2)	—	(17)	1

*	In 2015, there were no purchases, sales, issuances or settlements of Level 3 derivative instruments. Additionally, there were no transfers of derivative instruments into or out of Level 3.

	Assets		Liabilities
2014	Embedded aluminum derivatives	Energy contract	Embedded aluminum derivatives	Embedded credit derivative
Opening balance—January 1, 2014	$349	$6	$410	$21
Total gains or losses (realized and unrealized) included in:
Sales	(1)	—	(27)	—
Cost of goods sold	(163)	—	—	(1)
Other expenses, net	(15)	—	—	(2)
Other comprehensive loss	71	(4)	(7)	—
Purchases, sales, issuances, and settlements*	—	—	—	—
Transfers into and/or out of Level 3*	—	—	—	—
Foreign currency translation	25	—	—	—

Closing balance—December 31, 2014	$266	$2	$376	$18

Change in unrealized gains or losses included in earnings for derivative contracts held at December 31, 2014:
Sales	$—	$—	$—	$—
Cost of goods sold	—	—	—	—
Other expenses, net	(15)	—	—	(2)

*	In November 2014, three new embedded derivatives were contained within renewed power contracts; however, there was no amount included for issuances as the fair value on the date of issuance was zero. There were no purchases, sales or settlements of Level 3 derivative instruments. Additionally, there were no transfers of derivative instruments into or out of Level 3.

Derivatives Designated As Hedging Instruments—Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of unrealized gains or losses on the derivative is reported as a component of other comprehensive income (OCI). Realized gains or losses on the derivative are reclassified from OCI into earnings in the same period or periods during which the hedge transaction impacts earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized directly in earnings immediately. Alcoa Corporation has five embedded aluminum derivatives and one energy contract (a second one was terminated in early 2013) that have been designated as cash flow hedges, all of which are classified as Level 3 in the fair value hierarchy.

Embedded aluminum derivatives.

Alcoa Corporation has entered into energy supply contracts that contain pricing provisions related to the LME aluminum price. The LME-linked pricing features are considered embedded derivatives. Five of these embedded derivatives have been designated as cash flow hedges of forward sales of aluminum, three of which were new derivatives contained in three power contracts that were renewed in late 2014. At December 31, 2015 and 2014, these embedded aluminum derivatives hedge forecasted aluminum sales of 3,307 kmt and 3,610 kmt, respectively.

In 2015, 2014, and 2013, Alcoa Corporation recognized an unrealized gain of $1,155, $78, and $190, respectively, in Other comprehensive loss related to these five derivative instruments. Additionally, Alcoa Corporation reclassified a realized loss of $21, $28, and $29 from Accumulated other comprehensive loss to Sales in 2015, 2014, and 2013, respectively. There was no ineffectiveness related to these five derivative instruments in 2015, 2014, and 2013. Assuming market rates remain constant with the rates at December 31, 2015, a realized gain of $45 is expected to be recognized in Sales over the next 12 months.

Energy contract.

Alcoa Corporation has a derivative contract that will hedge the anticipated power requirements at one of its smelters once the existing power contract expires in 2016. Alcoa Corporation had a similar contract related to another smelter once the prior existing contract expired in 2014, but elected to terminate the new contract in early 2013 (see additional information in description of Level 3 derivative contracts above). At December 31, 2015 and 2014, this energy contract hedges forecasted electricity purchases of 59,409,328 megawatt hours. In 2015, 2014, and 2013, Alcoa Corporation recognized an unrealized loss of $2, an unrealized loss of $4, and an unrealized gain of $3, respectively, in Other comprehensive loss. Additionally, Alcoa Corporation recognized a loss of $3 in Other expenses, net related to hedge ineffectiveness in 2015. There was no ineffectiveness related to the respective energy contracts outstanding in 2014 and 2013.

Derivatives Not Designated As Hedging Instruments

Alcoa Corporation has two Level 3 embedded aluminum derivatives and one Level 3 embedded credit derivative that do not qualify for hedge accounting treatment. As such, gains and losses related to the changes in fair value of these instruments are recorded directly in earnings. In 2015, 2014, and 2013, Alcoa Corporation recognized a loss of $25, a loss of $13, and a gain of $36, respectively, in Other expenses, net, of which a loss of $8, a loss of $15, and a gain of $28, respectively, related to the two embedded aluminum derivatives and a loss of $17, a gain of $2, and a gain of $8, respectively, related to the embedded credit derivative.

Material Limitations

The disclosures with respect to commodity prices and foreign currency exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa Corporation’s control and could vary significantly from those factors disclosed.

Other Financial Instruments. The carrying values and fair values of Alcoa Corporation’s other financial instruments were as follows:

December 31,	2015		2014
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$557	$557	$266	$266
Long-term debt due within one year	18	18	29	29
Long-term debt, less amount due within one year	207	207	313	313

The following methods were used to estimate the fair values of other financial instruments:

Cash and cash equivalents. The fair value approximates carrying value because of the short maturity of the instruments and was classified in Level 1 of the fair value hierarchy.

Long-term debt due within one year and Long-term debt, less amount due within one year. The fair value was based on interest rates that are currently available to Alcoa Corporation for issuance of debt with similar terms and maturities. The fair value amounts for all Long-term debt were classified in Level 2 of the fair value hierarchy.

Y. Separation Costs

ParentCo is incurring costs to evaluate, plan, and execute the separation, and Alcoa Corporation is allocated a pro rata portion of those costs based on segment revenue. In 2015, ParentCo recognized $24 for costs related to the proposed separation transaction, of which $12 was allocated to Alcoa Corporation and was included in Selling, general administrative, and other expenses on the accompanying Statement of Combined Operations.

Z. Subsequent Events

Management evaluated all activity of Alcoa Corporation through June 29, 2016 (the date on which the Combined Financial Statements were issued), and concluded that no subsequent events have occurred that would require recognition in the Combined Financial Statements or disclosure in the Notes to the Combined Financial Statements, except as described below.

On January 26, 2016, the European Court of Justice issued a decision in connection with legal proceedings related to whether the extension of energy tariffs by Italy to Alcoa Corporation constituted unlawful state aid (see European Commission Matters in Note N). In addition, a separate but related matter was also updated as a result of the aforementioned decision (see Other Matters in the Litigation section of Note N).

Report of Independent Registered Public Accounting Firm*

To the Shareholders and Board of Directors of Alcoa Corporation:

We have reviewed the accompanying combined balance sheet of Alcoa Corporation as of September 30, 2016, and the related statements of combined operations, combined comprehensive (loss) income, and changes in combined equity for the three-month and nine-month periods ended September 30, 2016 and 2015 and the statement of combined cash flows for the nine-month period ended September 30, 2016 and 2015. These combined interim financial statements are the responsibility of Alcoa Corporation’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) or in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America, the combined balance sheet as of December 31, 2015, and the related statements of combined operations, combined comprehensive loss, changes in combined equity, and combined cash flows for the year then ended (not presented herein), and in our report dated June 29, 2016, we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying combined balance sheet information as of December 31, 2015, is fairly stated in all material respects in relation to the combined balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
December 1, 2016

*	This report should not be considered a “report” within the meanings of Sections 7 and 11 of the Securities Act of 1933, and the independent registered public accounting firm’s liability under Section 11 does not extend to it.

Alcoa Corporation

Statement of Combined Operations (unaudited)

(in millions, except per-share amounts)

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Sales to unrelated parties	$2,075	$2,445	$6,028	$7,867
Sales to related parties (N)	254	234	753	881

Total sales (K)	2,329	2,679	6,781	8,748

Cost of goods sold (exclusive of expenses below)	1,964	2,239	5,761	6,882
Selling, general administrative, and other expenses (A)	92	95	267	261
Research and development expenses	8	14	26	54
Provision for depreciation, depletion, and amortization	181	190	536	594
Restructuring and other charges (D)	17	54	109	297
Interest expense	67	69	197	208
Other (income) expenses, net (J)	(106)	4	(90)	(9)

Total costs and expenses	2,223	2,665	6,806	8,287

Income (loss) before income taxes	106	14	(25)	461
Provision for income taxes (O)	92	77	178	310

Net income (loss)	14	(63)	(203)	151

Less: Net income attributable to noncontrolling interest	20	61	58	188

NET LOSS ATTRIBUTABLE TO ALCOA CORPORATION	$(6)	$(124)	$(261)	$(37)

PRO FORMA EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA CORPORATION COMMON SHAREHOLDERS (A):
Basic	$(0.04)	$(0.68)	$(1.43)	$(0.20)

Diluted	$(0.04)	$(0.68)	$(1.43)	$(0.20)

The accompanying notes are an integral part of the combined financial statements.

Alcoa Corporation

Statement of Combined Comprehensive (Loss) Income (unaudited)

(in millions)

	Alcoa Corporation		Noncontrolling interest		Total
	Third quarter ended September 30,		Third quarter ended September 30,		Third quarter ended September 30,
	2016	2015	2016	2015	2016	2015

Net (loss) income	$(6)	$(124)	$20	$61	$14	$(63)

Other comprehensive (loss) income, net of tax (C):
Change in unrecognized net actuarial loss and prior service cost/benefit related to pension and other postretirement benefits	20	42	(1)	9	19	51
Foreign currency translation adjustments	32	(743)	45	(298)	77	(1,041)
Net change in unrecognized gains/losses on cash flow hedges	(370)	199	(10)	1	(380)	200

Total Other comprehensive (loss) income, net of tax	(318)	(502)	34	(288)	(284)	(790)

Comprehensive (loss) income	$(324)	$(626)	$54	$(227)	$(270)	$(853)

	Nine months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015	2016	2015

Net (loss) income	$(261)	$(37)	$58	$188	$(203)	$151
Other comprehensive (loss) income, net of tax (C):
Change in unrecognized net actuarial loss and prior service cost/benefit related to pension and other postretirement benefits	19	83	2	14	21	97
Foreign currency translation adjustments	446	(1,357)	184	(516)	630	(1,873)
Net change in unrecognized gains/losses on cash flow hedges	(639)	590	4	(3)	(635)	587

Total Other comprehensive (loss) income, net of tax	(174)	(684)	190	(505)	16	(1,189)

Comprehensive (loss) income	$(435)	$(721)	$248	$(317)	$(187)	$(1,038)

The accompanying notes are an integral part of the combined financial statements.

Alcoa Corporation

Combined Balance Sheet (unaudited)

(in millions)

	September 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$241	$557
Restricted cash (H)	1,228	—
Receivables from customers	530	380
Other receivables	162	124
Inventories (F)	1,192	1,172
Prepaid expenses and other current assets	269	333

Total current assets	3,622	2,566

Properties, plants, and equipment	23,145	22,118
Less: accumulated depreciation, depletion, and amortization	13,536	12,728

Properties, plants, and equipment, net	9,609	9,390

Goodwill	155	152
Investments (G & I)	1,362	1,472
Deferred income taxes	753	589
Fair value of derivative contracts (M)	270	997
Other noncurrent assets (I)	1,534	1,247

Total assets	$17,305	$16,413

LIABILITIES
Current liabilities:
Accounts payable, trade	$1,252	$1,379
Accrued compensation and retirement costs	433	313
Taxes, including income taxes	110	136
Other current liabilities	390	558
Long-term debt due within one year	21	18

Total current liabilities	2,206	2,404

Long-term debt, less amount due within one year (H)	1,457	207
Accrued pension benefits (L)	1,580	359
Accrued other postretirement benefits (L)	1,221	78
Environmental remediation (I)	201	207
Asset retirement obligations	549	539
Noncurrent income taxes	351	508
Other noncurrent liabilities and deferred credits	614	598

Total liabilities	8,179	4,900

CONTINGENCIES AND COMMITMENTS (I)

EQUITY
Parent Company net investment	11,458	11,042
Accumulated other comprehensive loss (C)	(4,478)	(1,600)

Total Parent Company investment and Accumulated other comprehensive loss	6,980	9,442

Noncontrolling interest	2,146	2,071

Total equity	9,126	11,513

Total liabilities and equity	$17,305	$16,413

The accompanying notes are an integral part of the combined financial statements.

Alcoa Corporation

Statement of Combined Cash Flows (unaudited)

(in millions)

	Nine months ended September 30,
	2016	2015
CASH FROM OPERATIONS
Net (loss) income	$(203)	$151
Adjustments to reconcile net (loss) income to cash from operations:
Depreciation, depletion, and amortization	536	594
Deferred income taxes	6	(17)
Equity income, net of dividends	34	137
Restructuring and other charges (D)	109	297
Net gain from investing activities—asset sales (G & J)	(164)	(33)
Net periodic pension benefit cost (L)	43	53
Stock-based compensation	24	31
Other	12	25
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
(Increase) decrease in receivables	(126)	34
Decrease in inventories	25	92
(Increase) decrease in prepaid expenses and other current assets	(22)	33
(Decrease) in accounts payable, trade	(175)	(108)
(Decrease) in accrued expenses	(338)	(288)
(Decrease) increase in taxes, including income taxes	(103)	175
Pension contributions	(45)	(39)
(Increase) in noncurrent assets (I)	(188)	(333)
Increase in noncurrent liabilities	25	18

CASH (USED FOR) PROVIDED FROM OPERATIONS	(550)	822

FINANCING ACTIVITIES
Net transfers from (to) Parent Company	407	(193)
Net change in short-term borrowings (original maturities of three months or less)	—	(1)
Payments on debt (original maturities greater than three months)	(16)	(20)
Distributions to noncontrolling interests	(176)	(71)

CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	215	(285)

INVESTING ACTIVITIES
Capital expenditures	(258)	(258)
Proceeds from the sale of assets and businesses	112	70
Additions to investments	(3)	(36)
Sales of investments (G)	146	—
Other	(2)	—

CASH USED FOR INVESTING ACTIVITIES	(5)	(224)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	24	(58)

Net change in cash and cash equivalents	(316)	255
Cash and cash equivalents at beginning of year	557	266

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$241	$521

The accompanying notes are an integral part of the combined financial statements.

Alcoa Corporation

Statement of Changes in Combined Equity (unaudited)

(in millions)

	Parent Company net investment	Accumulated other comprehensive loss	Noncontrolling interest	Total equity
Balance at June 30, 2015	$11,763	$(1,498)	$2,311	$12,576
Net (loss) income	(124)	—	61	(63)
Other comprehensive (loss) (C)	—	(502)	(288)	(790)
Change in Parent Company net investment	64	—	—	64

Balance at September 30, 2015	$11,703	$(2,000)	$2,084	$11,787

Balance at June 30, 2016	$11,137	$(1,456)	$2,180	$11,861
Net (loss) income	(6)	—	20	14
Other comprehensive (loss) income (C)	—	(318)	34	(284)
Establishment of defined benefit plans (L)	176	(2,704)	—	(2,528)
Change in Parent Company net investment	151	—	—	151
Distributions	—	—	(92)	(92)
Other	—	—	4	4

Balance at September 30, 2016	$11,458	$(4,478)	$2,146	$9,126

Balance at December 31, 2014	$11,915	$(1,316)	$2,474	$13,073
Net (loss) income	(37)	—	188	151
Other comprehensive loss (C)	—	(684)	(505)	(1,189)
Change in Parent Company net investment	(175)	—	—	(175)
Distributions	—	—	(71)	(71)
Other	—	—	(2)	(2)

Balance at September 30, 2015	$11,703	$(2,000)	$2,084	$11,787

Balance at December 31, 2015	$11,042	$(1,600)	$2,071	$11,513
Net (loss) income	(261)	—	58	(203)
Other comprehensive (loss) income (C)	—	(174)	190	16
Establishment of defined benefit plans (L)	176	(2,704)	—	(2,528)
Change in Parent Company net investment	501	—	—	501
Distributions	—	—	(176)	(176)
Other	—	—	3	3

Balance at September 30, 2016	$11,458	$(4,478)	$2,146	$9,126

The accompanying notes are an integral part of the combined financial statements.

Alcoa Corporation

Notes to the Combined Financial Statements (unaudited)

(dollars in millions, except per-share amounts)

A. Basis of Presentation—The interim Combined Financial Statements of Alcoa Corporation (or the “Company”) are unaudited. These Combined Financial Statements include all adjustments, consisting only of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position, and cash flows. The results reported in these Combined Financial Statements are not necessarily indicative of the results that may be expected for the entire year. The 2015 year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America (GAAP). This Form 10-Q report should be read in conjunction with the Combined Financial Statements for the three-year period ended December 31, 2015 included in the Information Statement filed on October 11, 2016 as Exhibit 99.1 to Alcoa Corporation’s Form 10, which includes all disclosures required by GAAP.

References in these Notes to “ParentCo” refer to Alcoa Inc., a Pennsylvania corporation, and its consolidated subsidiaries (through October 31, 2016, at which time was renamed Arconic Inc.).

Separation Transaction. On September 28, 2015, ParentCo’s Board of Directors preliminarily approved a plan to separate ParentCo into two standalone, publicly-traded companies (the “Separation Transaction”). One company was named Alcoa Corporation and will include the Alumina and Primary Metals segments, which comprise the bauxite mining, alumina refining, aluminum production, and energy operations of ParentCo, as well as the Warrick, IN rolling operations and the 25.1% equity interest in the rolling mill at the joint venture in Saudi Arabia, both of which are part of ParentCo’s Global Rolled Products segment. ParentCo, which will change its name to Arconic Inc., will continue to own the Global Rolled Products (except for the aforementioned rolling operations to be included in Alcoa Corporation), Engineered Products and Solutions, and Transportation and Construction Solutions segments.

The Separation Transaction was subject to a number of conditions, including, but not limited to: final approval by ParentCo’s Board of Directors (see below); the continuing validity of the private letter ruling from the Internal Revenue Service regarding certain U.S. federal income tax matters relating to the transaction; receipt of an opinion of legal counsel regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes; and the U.S. Securities and Exchange Commission (the “SEC”) declaring effective a Registration Statement on Form 10, as amended, filed with the SEC on October 11, 2016 (effectiveness was declared by the SEC on October 17, 2016).

On September 29, 2016, ParentCo’s Board of Directors approved the completion of the Separation Transaction by means of a pro rata distribution by ParentCo of 80.1% of the outstanding common stock of Alcoa Corporation to ParentCo shareholders of record as of the close of business on October 20, 2016 (the “Record Date”). Arconic will retain the remaining 19.9% of Alcoa Corporation common stock. At the time of the Separation Transaction, ParentCo shareholders will receive one share of Alcoa Corporation common stock for every three shares of ParentCo common stock held as of the close of business on the Record Date. ParentCo shareholders will receive cash in lieu of fractional shares.

In connection with the Separation Transaction, as of October 31, 2016, Alcoa Corporation entered into certain agreements with Arconic to implement the legal and structural separation between the two companies, govern the relationship between Alcoa Corporation and Arconic after the completion of the Separation Transaction, and allocate between Alcoa Corporation and Arconic various assets, liabilities and obligations, including, among other things, employee benefits, environmental liabilities, intellectual property, and tax-related assets and liabilities. These agreements included a Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement and certain Patent, Know-How, Trade Secret License and Trademark License Agreements.

On November 1, 2016, the Separation Transaction was completed and became effective at 12:01 a.m. Eastern Standard Time. To effect the Separation Transaction, ParentCo undertook a series of transactions to separate the net assets and certain legal entities of ParentCo, resulting in a cash payment of approximately $1,100 to ParentCo by Alcoa Corporation with the net proceeds of a previous debt offering (see Note H). In conjunction with the Separation Transaction, 146,159,428 shares of Alcoa Corporation common stock were distributed to ParentCo shareholders. Additionally, Arconic retained 36,311,767 shares of Alcoa Corporation common stock representing its 19.9% retained interest. “Regular-way” trading of Alcoa Corporation’s common stock began with the opening of the New York Stock Exchange on November 1, 2016 under the ticker symbol “AA.” Alcoa Corporation’s common stock has a par value of $0.01 per share.

ParentCo incurred costs to evaluate, plan, and execute the Separation Transaction, and Alcoa Corporation was allocated a pro rata portion of those costs based on segment revenue. ParentCo recognized $55 and $118 in the 2016 third quarter and nine-month period, respectively, and $12 in both the 2015 third quarter and nine-month period for costs related to the Separation Transaction, of which $23 and $54 was allocated to Alcoa Corporation in the 2016 third quarter and nine-month period, respectively, and $6 was allocated to Alcoa Corporation in both the 2015 third quarter and nine-month period. The allocated amounts were included in Selling, general administrative, and other expenses on the accompanying Statement of Combined Operations.

Basis of Presentation. The Combined Financial Statements of Alcoa Corporation are prepared in conformity with GAAP and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates upon subsequent resolution of identified matters. The Combined Financial Statements of Alcoa Corporation include the accounts of Alcoa Corporation and companies in which Alcoa Corporation has a controlling interest. Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which Alcoa Corporation has significant influence but does not have effective control. Investments in affiliates in which Alcoa Corporation cannot exercise significant influence are accounted for on the cost method.

Principles of Combination. The Combined Financial Statements include certain assets and liabilities that have historically been held at ParentCo’s corporate level but are specifically identifiable or otherwise attributable to Alcoa Corporation. All significant transactions and accounts within Alcoa Corporation have been eliminated. All significant intercompany transactions between ParentCo and Alcoa Corporation have been included within Parent Company net investment in these Combined Financial Statements.

Cost Allocations. The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development activities. These general corporate expenses are included in the accompanying Statement of Combined Operations within Cost of goods sold, Selling, general administrative and other expenses, and Research and development expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic. In the nine months ended September 30, 2016 and 2015, the amounts for Research and development expenses in the accompanying Statement of Combined Operations and the table below include an immaterial correction for an over-allocation of such expenses in the six months ended June 30, 2016 and 2015.

In preparing the Combined Financial Statements for the nine months ended September 30, 2016 and 2015, management discovered that the amounts for Research and development expenses previously reported for the six months ended June 30, 2016 and 2015 included an immaterial error due to an over-allocation of such expenses of $10 and $18, respectively. The amounts for Research and development expenses in the accompanying Statement of Combined Operations and the table below for the nine months ended September 30, 2016 and 2015 are correctly stated. The referenced prior periods not presented herein that included such over-allocation will be revised, as applicable, in future filings.

All external debt not directly attributable to Alcoa Corporation has been excluded from the accompanying Combined Balance Sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the accompanying Statement of Combined Operations within Interest expense.

The following table reflects the allocations of those detailed above:

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cost of goods sold*	$13	$22	$39	$70
Selling, general administrative, and other expenses	47	43	124	112
Research and development expenses	—	4	2	14
Provision for depreciation, depletion, and amortization	5	6	15	18
Restructuring and other charges**	1	5	1	15
Interest expense	59	63	178	190
Other (income) expenses, net	1	7	(8)	9

*	Allocation principally relates to ParentCo’s retained pension and other postemployment benefits expenses for closed and sold operations.
**	Allocation primarily relates to layoff programs for ParentCo employees.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not include all of the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position, and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the accompanying Statement of Combined Cash Flows as a financing activity and in the accompanying Combined Balance Sheet as Parent Company net investment.

Cash is managed centrally with certain net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash and cash equivalents held by ParentCo at the corporate level were not attributed to Alcoa Corporation for any of the periods presented. Only cash amounts specifically attributable to Alcoa Corporation are reflected in the accompanying Combined Balance Sheet. Transfers of cash, both to and from ParentCo’s centralized cash management system, are reflected as a component of Parent Company net investment in the accompanying Combined Balance Sheet and as a financing activity on the accompanying Combined Statement of Cash Flows.

The income tax provision in the accompanying Combined Statement of Operations has been calculated as if Alcoa Corporation was operating on a standalone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore cash tax payments and items of current and deferred taxes may not be reflective of Alcoa Corporation’s actual tax balances prior to or subsequent to the Separation Transaction.

Pro Forma Earnings per Share. For all periods presented, the pro forma earnings per share included on the accompanying Statement of Combined Operations was calculated based on the 182,471,195 shares of Alcoa Corporation common stock distributed on November 1, 2016 in conjunction with the completion of the Separation Transaction (see above). Prior to November 1, 2016, Alcoa Corporation did not have any issued and outstanding common stock. Additionally, the same number of shares was used to calculate both basic and diluted pro forma earnings per share since no Alcoa Corporation employee equity awards were outstanding prior to the Separation Transaction.

B. Recently Adopted and Recently Issued Accounting Guidance

Adopted

On January 1, 2016, Alcoa Corporation adopted changes issued by the Financial Accounting Standards Board (FASB) to the presentation of extraordinary items. Such items are defined as transactions or events that are both unusual in nature and infrequent in occurrence, and, previously, were required to be presented separately in an entity’s income statement, net of income tax, after income from continuing operations. The changes eliminate the concept of an extraordinary item and, therefore, the presentation of such items is no longer required. Notwithstanding this change, an entity is still required to present and disclose a transaction or event that is both unusual in nature and infrequent in occurrence in the notes to the financial statements. The adoption of these changes had no impact on the Combined Financial Statements.

On January 1, 2016, Alcoa Corporation adopted changes issued by the FASB to the analysis an entity must perform to determine whether it should consolidate certain types of legal entities. These changes (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with variable interest entities, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The adoption of these changes had no impact on the Combined Financial Statements.

On January 1, 2016, Alcoa Corporation adopted changes issued by the FASB to the presentation of debt issuance costs. Previously, such costs were required to be presented as a noncurrent asset in an entity’s balance sheet and amortized into interest expense over the term of the related debt instrument. The changes require that debt issuance costs be presented in an entity’s balance sheet as a direct deduction from the carrying value of the related debt liability. The amortization of debt issuance costs remains unchanged. The FASB issued an update to these changes based on an announcement of the staff of the SEC. This update provides an exception to the FASB changes allowing debt issuance costs related to line-of-credit arrangements to continue to be presented as an asset regardless of whether there are any outstanding borrowings under such arrangement. This additional change also was adopted by Alcoa Corporation on January 1, 2016. The adoption of these changes had an immaterial impact on the Combined Financial Statements.

Issued

In January 2016, the FASB issued changes to equity investments. These changes require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Additionally, the impairment assessment of equity investments without readily determinable fair values has been simplified by requiring a qualitative assessment to identify impairment. These changes become effective for Alcoa Corporation on January 1, 2018. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

In February 2016, the FASB issued changes to the accounting and presentation of leases. These changes require lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right of use asset and lease liability. Additionally, when measuring assets and liabilities arising from a lease, optional payments should be included only if the lessee is reasonably certain to exercise an option to extend the lease, exercise a purchase option, or not exercise an option to terminate the lease. These changes become effective for Alcoa Corporation on January 1, 2019. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

In March 2016, the FASB issued changes to employee share-based payment accounting. Currently, an entity must determine for each share-based payment award whether the difference between the deduction for tax purposes and the compensation cost recognized for financial reporting purposes results in either an excess tax benefit or a tax deficiency. Excess tax benefits are recognized in additional paid-in capital; tax deficiencies are recognized either as an offset to accumulated excess tax benefits, if any, or in the income statement. Excess tax benefits are not recognized until the deduction reduces taxes payable. The changes require all excess tax benefits and tax deficiencies related to share-based payment awards to be recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity also should recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Additionally, the presentation of excess tax benefits related to share-based payment awards in the statement of cash flows is changed. Currently, excess tax benefits must be separated from other income tax cash flows and classified as a financing activity. The changes require excess tax benefits to be classified along with other income tax cash flows as an operating activity. Also, the changes require cash paid by an employer when directly withholding shares for tax-withholding purposes to be classified as a financing activity. Currently, there is no specific guidance on the classification in the statement of cash flows of cash paid by an employer to the tax authorities when directly withholding shares for tax-withholding purposes. Additionally, for a share-based award to qualify for equity classification it cannot partially settle in cash in excess of the employer’s minimum statutory withholding requirements. The changes permit equity classification of share-based awards for withholdings up to the maximum statutory tax rates in applicable jurisdictions. These changes become effective for Alcoa Corporation on January 1, 2017. Management has determined that the adoption of these changes will not have a material impact on the Combined Financial Statements.

In March 2016, the FASB issued changes eliminating the requirement for an investor to adjust an equity method investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held as a result of an increase in the level of ownership interest or degree of influence. Additionally, an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting must recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. These changes become effective for Alcoa Corporation on January 1, 2017. Management has determined that the adoption of these changes will not have an immediate impact on the Combined Financial Statements. This guidance will need to be considered in the event any of Alcoa Corporation’s investments undergo a change as previously described.

In March 2016, the FASB issued changes to derivative instruments designated as hedging instruments. These changes clarify that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. These changes become effective for Alcoa Corporation on January 1, 2017. Management has determined that the adoption of these changes will not have an immediate impact on the Combined Financial Statements. This guidance will need to be considered in the event the existing counterparty to any of Alcoa Corporation’s derivative instruments changes to a new counterparty.

In June 2016, the FASB added a new impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. These changes become effective for Alcoa Corporation on January 1, 2020. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

In August 2016, the FASB issued changes to the classification of certain cash receipts and cash payments within the statement of cash flows. The guidance identifies eight specific cash flow items and the sections where they must be presented within the statement of cash flows. These changes become effective for Alcoa Corporation on January 1, 2018 and early adoption is permitted. Management is currently evaluating the potential impact of these changes on the Combined Financial Statements.

C. Accumulated Other Comprehensive Loss

The following table details the activity of the three components that comprise Accumulated other comprehensive loss for both Alcoa Corporation and noncontrolling interest:

	Alcoa Corporation		Noncontrolling Interest
	Third quarter ended September 30,		Third quarter ended September 30,
	2016	2015	2016	2015
Pension and other postretirement benefits (L)
Balance at beginning of period	$(353)	$(383)	$(53)	$(59)
Establishment of defined benefit plans	(2,704)	—	—	—
Other comprehensive income (loss):
Unrecognized net actuarial loss and prior service cost/benefit	(22)	49	(1)	10
Tax benefit (expense)	17	(11)	—	(1)

Total Other comprehensive (loss) income before reclassifications, net of tax	(5)	38	(1)	9

Amortization of net actuarial loss and prior service cost/benefit(1)	38	5	1	—
Tax expense(2)	(13)	(1)	(1)	—

Total amount reclassified from Accumulated other comprehensive loss, net of tax(6)	25	4	—	—

Total Other comprehensive income (loss)	20	42	(1)	9

Balance at end of period	$(3,037)	$(341)	$(54)	$(50)

Foreign currency translation
Balance at beginning of period	$(1,437)	$(1,282)	$(640)	$(569)
Other comprehensive income (loss)(3)	32	(743)	45	(298)

Balance at end of period	$(1,405)	$(2,025)	$(595)	$(867)

Cash flow hedges (M)
Balance at beginning of period	$334	$167	$11	$(6)
Other comprehensive (loss) income:
Net change from periodic revaluations	(434)	302	20	1
Tax benefit (expense)	95	(105)	(6)	—

Total Other comprehensive (loss) income before reclassifications, net of tax	(339)	197	14	1

Net amount reclassified to earnings:
Aluminum contracts(4)	4	2	—	—
Energy contracts(5)	(50)	—	(34)	—

Sub-total	(46)	2	(34)	—
Tax benefit(2)	15	—	10	—

Total amount reclassified from Accumulated other comprehensive income (loss), net of tax(6)	(31)	2	(24)	—

Total Other comprehensive (loss) income	(370)	199	(10)	1

Balance at end of period	$(36)	$366	$1	$(5)

	Alcoa Corporation		Noncontrolling Interest
	Nine months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Pension and other postretirement benefits (L)
Balance at beginning of period	$(352)	$(424)	$(56)	$(64)
Establishment of defined benefit plans	(2,704)	—	—	—
Other comprehensive income:
Unrecognized net actuarial loss and prior service cost/benefit	(44)	90	—	13
Tax benefit (expense)	25	(21)	—	(1)

Total Other comprehensive (loss) income before reclassifications, net of tax	(19)	69	—	12

Amortization of net actuarial loss and prior service cost/benefit(1)	58	21	3	4
Tax expense(2)	(20)	(7)	(1)	(2)

Total amount reclassified from Accumulated other comprehensive loss, net of tax(6)	38	14	2	2

Total Other comprehensive income	19	83	2	14

Balance at end of period	$(3,037)	$(341)	$(54)	$(50)

Foreign currency translation
Balance at beginning of period	$(1,851)	$(668)	$(779)	$(351)
Other comprehensive income (loss)(3)	446	(1,357)	184	(516)

Balance at end of period	$(1,405)	$(2,025)	$(595)	$(867)

Cash flow hedges (M)
Balance at beginning of period	$603	$(224)	$(3)	$(2)
Other comprehensive (loss) income:
Net change from periodic revaluations	(779)	813	35	(4)
Tax benefit (expense)	170	(242)	(10)	1

Total Other comprehensive (loss) income before reclassifications, net of tax	(609)	571	25	(3)

Net amount reclassified to earnings:
Aluminum contracts(4)	(1)	25	—	—
Energy contracts(5)	(50)	—	(34)	—
Interest rate contracts(5)	7	—	5	—

Sub-total	(44)	25	(29)	—
Tax benefit (expense)(2)	14	(6)	8	—

Total amount reclassified from Accumulated other comprehensive income (loss), net of tax(6)	(30)	19	(21)	—

Total Other comprehensive (loss) income	(639)	590	4	(3)

Balance at end of period	$(36)	$366	$1	$(5)

(1)	These amounts were included in the computation of net periodic benefit cost for pension and other postretirement benefits (see Note L).
(2)	These amounts were included in Provision for income taxes on the accompanying Statement of Combined Operations.
(3)	In all periods presented, there were no tax impacts related to rate changes and no amounts were reclassified to earnings.
(4)	These amounts were included in Sales on the accompanying Statement of Combined Operations.

(5)	These amounts were included in Other income, net on the accompanying Statement of Combined Operations.
(6)	A positive amount indicates a corresponding charge to earnings and a negative amount indicates a corresponding benefit to earnings. These amounts were reflected on the accompanying Statement of Combined Operations in the line items indicated in footnotes 1 through 5.

D. Restructuring and Other Charges—In the third quarter and nine-month period of 2016, Alcoa Corporation recorded Restructuring and other charges of $17 and $109, respectively.

Restructuring and other charges in the 2016 third quarter included $17 for layoff costs related to cost reduction initiatives, including the separation of approximately 30 employees (Aluminum segment) and related pension settlement costs (see Note L); a net credit of $1 for other miscellaneous items; and a net charge of $1 related to corporate actions of ParentCo allocated to Alcoa Corporation.

In the 2016 nine-month period, Restructuring and other charges included $84 for additional net costs related to decisions made in the fourth quarter of 2015 to permanently close and demolish the Warrick (Indiana) smelter and to curtail the Wenatchee (Washington) smelter and Point Comfort (Texas) refinery (see below); $28 for layoff costs related to cost reduction initiatives, including the separation of approximately 60 employees (Aluminum segment) and related pension settlement costs (see Note L); a net charge of $1 related to corporate actions of ParentCo allocated to Alcoa Corporation; and $4 for the reversal of a number of small layoff reserves related to prior periods.

In the 2016 nine-month period, costs related to the closure and curtailment actions included accelerated depreciation of $70 related to the Warrick smelter as it continued to operate during the 2016 first quarter; $24 ($4 in the 2016 third quarter) for the reversal of severance costs initially recorded in the 2015 fourth quarter; and $38 ($2 in the 2016 third quarter) in other costs. Additionally in the 2016 nine-month period, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $5, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other costs of $38 ($2 in the 2016 third quarter) represent $30 ($3 in the 2016 third quarter) for contract termination, $4 (($3) in the 2016 third quarter) in asset retirement obligations for the rehabilitation of a coal mine related to the Warrick smelter, and $4 ($2 in the 2016 third quarter) in other related costs. Additional charges may be recognized in future periods related to these actions.

In the third quarter and nine-month period of 2015, Alcoa recorded Restructuring and other charges of $54 and $297, respectively.

Restructuring and other charges in the 2015 third quarter included $42 for charges related to the decision to curtail the remaining capacity (887,000 metric-tons-per-year) at the refinery in Suriname; $11 for exit costs related to the decision to permanently shut down and demolish a power station (see below); $3 for layoff costs; and $2 for the reversal of a few layoff reserves related to prior periods.

In the 2015 nine-month period, Restructuring and other charges included $190 for exit costs related to decisions to permanently shut down and demolish a smelter and a power station (see below); $80 for the separation of approximately 800 employees (680 in the Aluminum segment and 120 combined in the Alumina and Bauxite segments), supplier contract-related costs, and other charges associated with the decisions to curtail the remaining capacity at both the refinery in Suriname (1,330,000 metric-tons-per-year) and the São Luís smelter (74,000 metric-ton-per-year); $24 related to post-closing adjustments associated with two December 2014 divestitures; $14 for layoff costs, including the separation of approximately 150 employees (Aluminum segment); a net credit of $5 related to corporate actions of ParentCo allocated to Alcoa Corporation; and $6 for the reversal of a number of small layoff reserves related to prior periods.

In the second quarter of 2015, management approved the permanent shutdown and demolition of the Poços de Caldas smelter (capacity of 96,000 metric-tons-per-year) in Brazil and the Anglesea power station (including the closure of a related coal mine) in Australia. The entire capacity at Poços de Caldas has been temporarily idled since May 2014 and the Anglesea power station was shut down at the end of August 2015. Demolition and remediation activities related to the Poços de Caldas smelter and the Anglesea power station began in late 2015 and are expected to be completed by the end of 2026 and 2020, respectively.

The decision on the Poços de Caldas smelter was due to management’s conclusion that the smelter was no longer competitive as a result of challenging global market conditions for primary aluminum that had not dissipated, which led to the initial curtailment, and higher costs. For the Anglesea power station, the decision was made because a sale process did not result in a sale and there would have been imminent operating costs and financial constraints related to this site in the remainder of 2015 and beyond, including significant costs to source coal from available resources, necessary maintenance costs, and a depressed outlook for forward electricity prices. The Anglesea power station previously supplied approximately 40 percent of the power needs for the Point Henry smelter, which was closed in August 2014.

In the 2015 nine-month period, costs related to the shutdown actions included asset impairments of $86, representing the write-off of the remaining book value of all related properties, plants, and equipment; $22 ($11 in the 2015 third quarter) for the layoff of approximately 90 employees (80 in the Energy segment and 10 in the Aluminum segment); including $11 in pension costs (see Note L); and $82 in other exit costs. Additionally in the 2015 nine-month period, remaining inventories, mostly operating supplies and raw materials, were written down to their net realizable value, resulting in a charge of $4, which was recorded in Cost of goods sold on the accompanying Statement of Combined Operations. The other exit costs of $82 represent $45 in asset retirement obligations and $29 in environmental remediation, both of which were triggered by the decisions to permanently shut down and demolish the aforementioned structures in Brazil and Australia (including the rehabilitation of a related coal mine), and $8 in supplier and customer contract-related costs.

Alcoa Corporation does not include Restructuring and other charges in the results of its reportable segments. The pretax impact of allocating such charges to segment results would have been as follows:

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Bauxite	$—	$7	$—	$9
Alumina	(1)	30	1	43
Aluminum	20	1	88	148
Cast Products	—	—	—	—
Energy	(3)	11	19	63
Rolled Products	—	—	—	—

Segment total	16	49	108	263
Corporate	1	5	1	34

Total restructuring and other charges	$17	$54	$109	$297

As of September 30, 2016, approximately 45 of the 60 employees associated with 2016 restructuring programs and approximately 2,500 of the 2,700 employees associated with 2015 restructuring programs were separated. As of March 31, 2016, the separations associated with the 2014 restructuring programs were essentially complete. Most of the remaining separations for the 2016 restructuring programs and all of the remaining separations for the 2015 restructuring programs are expected to be completed by the end of 2016.

In the 2016 third quarter and nine-month period, cash payments of $2 and $5, respectively, were made against layoff reserves related to 2016 restructuring programs, $11 and $62, respectively, were made against layoff reserves related to 2015 restructuring programs, and less than $1 and $1, respectively, were made against layoff reserves related to 2014 restructuring programs.

Activity and reserve balances for restructuring charges were as follows:

	Layoff costs	Other exit costs	Total
Reserve balances at December 31, 2014	$50	$13	$63

2015:
Cash payments	(65)	(1)	(66)
Restructuring charges	199	423	622
Other*	(47)	(420)	(467)

Reserve balances at December 31, 2015	137	15	152

2016:
Cash payments	(64)	(22)	(86)
Restructuring charges	27	42	69
Other*	(52)	2	(50)

Reserve balances at September 30, 2016	$48	$37	$85

*	Other includes reversals of previously recorded restructuring charges and the effects of foreign currency translation. In the 2016 nine-month period, Other for layoff costs also included a reclassification of $14 in pension benefit costs, as this obligation was included in Alcoa Corporation’s separate liability for pension benefits obligations (see Note L). Additionally in the 2016 nine-month period, Other for other exit costs also included a reclassification of $7 in asset retirement obligations, as this liability was included in Alcoa Corporation’s separate reserve for asset retirement obligations. In 2015, Other for layoff costs also included a reclassification of $35 in pension and other postretirement benefits costs, as these obligations were included in Alcoa Corporation’s separate liability for pension and other postretirement benefits obligations. Additionally in 2015, Other for other exit costs also included a reclassification of the following restructuring charges: $76 in asset retirement and $86 in environmental obligations, as these liabilities were included in Alcoa Corporation’s separate reserves for asset retirement obligations and environmental remediation.

The remaining reserves are expected to be paid in cash during the remainder of 2016, with the exception of approximately $30 to $35, which is expected to be paid over the next several years for penalties under certain contracts as a result of a curtailment of a U.S. smelter and ongoing site remediation work.

E. Acquisitions and Divestitures—In July 2016, Alcoa Corporation’s wholly-owned subsidiary, Alcoa Power Generating Inc., reached an agreement to sell its 215-megawatt Yadkin Hydroelectric Project (Yadkin) to ISQ Hydro Aggregator LLC. Yadkin encompasses four hydroelectric power developments (reservoirs, dams and powerhouses), known as High Rock, Tuckertown, Narrows and Falls, situated along a 38-mile stretch of the Yadkin River through the central part of North Carolina. This transaction is expected to close in the first half of 2017, subject to customary federal and state regulatory approvals. Upon completion of this transaction, Alcoa Corporation will pay to Arconic the after-tax proceeds it receives in accordance with the Separation and Distribution Agreement entered into by both companies in conjunction with the Separation Transaction (see Note A). The power generated by Yadkin is primarily sold into the open market. Yadkin generated sales of approximately $20 in 2015, and had approximately 35 employees as of September 30, 2016. The carrying value of the net assets to be sold was $127 as of both September 30, 2016 and December 31, 2015, which consist mostly of properties, plants, and equipment.

F. Inventories

	September 30, 2016	December 31, 2015
Finished goods	$175	$139
Work-in-process	184	171
Bauxite and alumina	401	445
Purchased raw materials	301	295
Operating supplies	131	122

	$1,192	$1,172

At September 30, 2016 and December 31, 2015, the total amount of inventories valued on a LIFO basis was $298 and $361, respectively. If valued on an average-cost basis, total inventories would have been $139 and $172 higher at September 30, 2016 and December 31, 2015, respectively.

G. Investments—A summary of unaudited financial information for Alcoa Corporation’s equity investments is as follows (amounts represent 100% of investee financial information):

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Sales	$888	$1,015	$2,684	$2,872
Cost of goods sold	840	796	2,200	2,353
Net (loss) income	(6)	20	23	(66)

In April 2016, Alcoa Corporation’s majority-owned subsidiary, Alcoa of Australia Limited (AofA), sold its 20% interest in a consortium, DBP, the owner and operator of the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in Western Australia, to the only other member of the consortium, DUET Group. AofA received $145 (A$192) in cash, which was included in Sales of investments on the accompanying Statement of Combined Cash Flows, and recorded a gain of $27 (A$35) ($11 (A$15) after-tax and noncontrolling interest) in Other income, net on the accompanying Statement of Combined Operations. Prior to this transaction, AofA’s 20% interest was previously classified as an equity investment on Alcoa Corporation’s Combined Balance Sheet. As part of the transaction, AofA will maintain its current access to approximately 30% of the DBNGP transmission capacity for gas supply to its three alumina refineries in Western Australia. AofA is part of Alcoa World Alumina and Chemicals (AWAC), an unincorporated joint venture that consists of a group of companies, which are owned 60% by Alcoa Corporation and 40% by Alumina Limited of Australia.

H. Debt—On September 16, 2016, Alcoa Corporation and Alcoa Nederland Holding B.V. (AHNBV), a wholly-owned subsidiary of Alcoa Corporation, entered into a revolving credit agreement with a syndicate of lenders and issuers named therein, as amended, (the “Revolving Credit Agreement”). The Revolving Credit Agreement provides a $1,500 senior secured revolving credit facility (the “Revolving Credit Facility”), the proceeds of which may be used for transaction costs related to the Separation Transaction (see Note A), to provide working capital, and/or for other general corporate purposes of Alcoa Corporation and its subsidiaries. Subject to the terms and conditions of the Revolving Credit Agreement, AHNBV may from time to time request the issuance of letters of credit up to $750 under the Revolving Credit Facility, subject to a sublimit of $400 for any letters of credit issued for the account of Alcoa Corporation or any of its domestic subsidiaries.

The Revolving Credit Facility is scheduled to mature on November 1, 2021, unless extended or earlier terminated in accordance with the provisions of the Revolving Credit Agreement. Alcoa Corporation may make extension requests during the term of the Revolving Credit Facility, subject to the lender consent requirements set forth in the Revolving Credit Agreement. Under the provisions of the Revolving Credit Agreement, ANHBV will pay a quarterly commitment fee ranging from 0.225% to 0.450% (based on Alcoa Corporation’s leverage ratio) on the unused portion of the Revolving Credit Facility.

A maximum of $750 in outstanding borrowings under the Revolving Credit Facility may be denominated in euros. Loans will bear interest at a rate per annum equal to, at ANHBV’s option, either (a) an adjusted LIBOR rate or (b) a base rate determined by reference to the highest of (1) the prime rate of JPMorgan Chase Bank, N.A., (2) the greater of the federal funds effective rate and the overnight bank funding rate, plus 0.5%, and (3) the one month adjusted LIBOR rate plus 1% per annum, plus, in each case, an applicable margin. The applicable margin for all loans will vary based on Alcoa Corporation’s leverage ratio and will range from 1.75% to 2.50% for LIBOR loans and 0.75% to 1.50% for base rate loans. Outstanding borrowings may be prepaid without premium or penalty, subject to customary breakage costs.

All obligations of Alcoa Corporation or a domestic entity under the Revolving Credit Facility are secured by, subject to certain exceptions (including a limitation of pledges of equity interests in certain foreign subsidiaries to 65%, and certain thresholds with respect to real property), a first priority lien on substantially all assets of Alcoa Corporation and the material domestic wholly-owned subsidiaries of Alcoa Corporation and certain equity interests of specified non-U.S. subsidiaries. All other obligations under the Revolving Credit Facility are secured by, subject to certain exceptions (including certain thresholds with respect to real property), a first priority security interest in substantially all assets of Alcoa Corporation, ANHBV, the material domestic wholly-owned subsidiaries of Alcoa Corporation, and the material foreign wholly-owned subsidiaries of Holdings located in Australia, Brazil, Canada, Luxembourg, the Netherlands and Norway, including equity interests of certain subsidiaries that directly hold equity interests in AWAC entities. However, no AWAC entity is a guarantor of any obligation under the Revolving Credit Facility and no asset of any AWAC entity, or equity interests in any AWAC entity, will be pledged to secure the obligations under the Revolving Credit Facility.

The Revolving Credit Agreement includes a number of customary affirmative covenants. Additionally, the Revolving Credit Agreement contains a number of negative covenants (applicable to Alcoa Corporation and certain subsidiaries described as restricted), that, subject to certain exceptions, include limitations on (among other things): liens; fundamental changes; sales of assets; indebtedness; entering into restrictive agreements; restricted payments, including shareholder dividends and repurchases of common stock (see below); investments, loans, advances, guarantees, and acquisitions; transactions with affiliates; amendment of certain material documents; and a covenant prohibiting reductions in the ownership of AWAC entities, and certain other specified restricted subsidiaries of Alcoa Corporation, below an agreed level. The Revolving Credit Agreement also includes financial covenants requiring the maintenance of a specified interest expense coverage ratio of not less than 5.00 to 1.00, and a leverage ratio for any period of four consecutive fiscal quarters that is not greater than 2.25 to 1.00. As of September 30, 2016, Alcoa Corporation would have been in compliance with all such covenants if they had been measured as of such date.

In reference to the restricted payments covenant mentioned above, Alcoa Corporation may declare and make annual ordinary dividends in an aggregate amount not to exceed $38 in each of the November 1, 2016 through December 31, 2017 time period and annual 2018, $50 in each of annual 2019 and 2020, and $75 in the January 1, 2021 through November 1, 2021 time period (see below), except that 50% of any unused amount of the base amount in any of the specified time periods may be used in the next succeeding period following the use of the base amount in said time period. Also, Alcoa Corporation may repurchase shares of its common stock pursuant to stock option exercises and benefit plans in an aggregate amount not to exceed $25 during any fiscal year, except that 50% of any unused amount of the base amount in any fiscal year may be used in the next succeeding fiscal year following the use of the base amount in said fiscal year.

The Revolving Credit Agreement contains customary events of default, including with respect to a failure to make payments under the Revolving Credit Facility, cross-default and cross-judgment default and certain bankruptcy and insolvency events.

There were no amounts outstanding at September 30, 2016 and no amounts were borrowed during the 2016 third quarter under the Revolving Credit Facility.

Also in September 2016, ANHBV completed a Rule 144A (U.S. Securities Act of 1933, as amended) debt offering for $750 of 6.75% Senior Notes due 2024 (the “2024 Notes”) and $500 of 7.00% Senior Notes due 2026 (the “2026 Notes” and, collectively with the 2024 Notes, the “Notes”). ANHBV received $1,228 in net proceeds (see below) from the debt offering reflecting a discount to the initial purchasers of the Notes. The net proceeds will be used to make a payment to ParentCo to fund the transfer of certain assets from ParentCo to Alcoa Corporation in connection with the Separation Transaction (see Note A), and any remaining net proceeds will be used for general corporate purposes. The discount to the initial purchasers was deferred and is being amortized to interest expense over the respective terms of the Notes. Interest on the Notes will be paid semi-annually in March and September, commencing March 2017.

ANBHV has the option to redeem the Notes on at least 30 days, but not more than 60 days, prior notice to the holders of the Notes under multiple scenarios, including, in whole or in part, at any time or from time to time after September 2019, in the case of the 2024 Notes, or after September 2021, in the case of the 2026 Notes, at a redemption price specified in the indenture (up to 105.063% of the principal amount for the 2024 Notes and up to 103.500% of the principal amount of the 2026 Notes, plus any accrued and unpaid interest in each case). Also, the Notes are subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the indenture) at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued and unpaid interest on the Notes repurchased.

The Notes are senior unsecured obligations of ANHBV and do not entitle the holders to any registration rights pursuant to a registration rights agreement. ANHBV does not intend to file a registration statement with respect to resales of or an exchange offer for the Notes. The Notes are guaranteed on a senior unsecured basis by Alcoa Corporation and its subsidiaries that are guarantors under the Revolving Credit Agreement (the “subsidiary guarantors” and, together with Alcoa Corporation, the “guarantors”). Each of the subsidiary guarantors will be released from their Notes guarantees upon the occurrence of certain events, including the release of such guarantor from its obligations as a guarantor under the Revolving Credit Agreement.

The Notes indenture contains various restrictive covenants similar to those described above for the Revolving Credit Agreement, including a limitation on restricted payments, with, among other exceptions, capacity to pay annual dividends generally consistent with those provided for in the Revolving Credit Agreement, with annual capacity to pay $75 in each of annual 2021 through 2024.

In conjunction with this debt offering, the net proceeds of $1,228, plus an additional $81 of ParentCo cash on hand, were required to be placed in escrow contingent on completion of the Separation Transaction. The $81 represents the necessary cash to fund the redemption of the Notes, pay all regularly scheduled interest on the Notes through a specified date as defined in the indenture, and a premium on the principal of the Notes if the separation has not been completed by a certain time as defined in the indenture. As a result, the $1,228 of escrowed cash was included in Restricted cash on the accompanying Combined Balance Sheet at September 30, 2016. Additionally, the issuance of the Notes was not reflected in the accompanying Statement of Combined Cash Flows as it represents a noncash financing activity.

I. Contingencies and Commitments

Contingencies

The matters discussed within this section are those of ParentCo that are associated directly or indirectly with Alcoa Corporation’s operations. For those matters where the outcome remains uncertain, the ultimate allocation of any potential future costs between Alcoa Corporation and Arconic were addressed in the Separation Agreement.

Litigation

On June 5, 2015, Alcoa World Alumina LLC (“AWA”) and St. Croix Alumina, L.L.C. (“SCA”) filed a complaint in Delaware Chancery Court for a declaratory judgment and injunctive relief to resolve a dispute between ParentCo and Glencore Ltd. (“Glencore”) with respect to claimed obligations under a 1995 asset purchase agreement between ParentCo and Glencore. The dispute arose from Glencore’s demand that ParentCo indemnify it for liabilities it may have to pay to Lockheed Martin (“Lockheed”) related to the St. Croix alumina refinery. Lockheed had earlier filed suit against Glencore in federal court in New York seeking indemnity for liabilities it had incurred and would incur to the U.S. Virgin Islands to remediate certain properties at the refinery property and claimed that Glencore was required by an earlier, 1989 purchase agreement to indemnify it. Glencore had demanded that ParentCo indemnify and defend it in the Lockheed case and threatened to claim against ParentCo in the New York action despite exclusive jurisdiction for resolution of disputes under the 1995 purchase agreement being in Delaware. After Glencore conceded that it was not seeking to add ParentCo to the New York action, AWA and SCA dismissed their complaint in the Chancery Court case and on August 6, 2015 filed a complaint for declaratory judgment in Delaware Superior Court. AWA and SCA filed a motion for judgment on the pleadings on September 16, 2015. Glencore answered AWA’s and SCA’s complaint and asserted counterclaims on August 27, 2015, and on October 2, 2015 filed its own motion for judgment on the pleadings. Argument on the parties’ motions was held by the court on December 7, 2015, and by order dated February 8, 2016, the court granted ParentCo’s motion and denied Glencore’s motion, resulting in ParentCo not being liable to indemnify Glencore for the Lockheed action. The decision also leaves for pretrial discovery and possible summary judgment or trial Glencore’s claims for costs and fees it incurred in defending and settling an earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On February 17, 2016, Glencore filed notice of its application for interlocutory appeal of the February 8, 2016 ruling. AWA and SCA filed an opposition to that application on February 29, 2016. On March 10, 2016, the court denied Glencore’s motion for interlocutory appeal and on the same day entered judgment on claims other than Glencore’s claims for costs and fees it incurred in defending and settling the earlier Superfund action brought against Glencore by the Government of the Virgin Islands. On March 29, 2016, Glencore filed a withdrawal of its notice of interlocutory appeal, and on April 6, 2016, Glencore filed an appeal of the court’s March 10, 2016 judgment to the Delaware Supreme Court, which set the appeal for argument for November 2, 2016. On November 4, 2016, the Delaware Supreme Court affirmed the judgment of the Delaware Superior Court. Remaining in the case are Glencore’s claims for costs and fees it incurred related to the previously described Superfund action; these claims are not material.

Before 2002, ParentCo purchased power in Italy in the regulated energy market and received a drawback of a portion of the price of power under a special tariff in an amount calculated in accordance with a published resolution of the Italian Energy Authority, Energy Authority Resolution n. 204/1999 (“204/1999”). In 2001, the Energy Authority published another resolution, which clarified that the drawback would be calculated in the same manner, and in the same amount, in either the regulated or unregulated market. At the beginning of 2002, ParentCo left the regulated energy market to purchase energy in the unregulated market. Subsequently, in 2004, the Energy Authority introduced regulation no. 148/2004, which set forth a different method for calculating the special tariff that would result in a different drawback for the regulated and unregulated markets. ParentCo challenged the new regulation in the Administrative Court of Milan and received a favorable judgment in 2006. Following this ruling, ParentCo continued to receive the power price drawback in accordance with the original calculation method, through 2009, when the European Commission declared all such special tariffs to be impermissible “state aid.” In 2010, the Energy Authority appealed the 2006 ruling to the Consiglio di Stato (final court of appeal). On December 2, 2011, the Consiglio di Stato ruled in favor of the Energy Authority and against ParentCo, thus presenting the opportunity for the energy regulators to seek reimbursement from ParentCo of an amount equal to the difference between the actual drawback amounts received over the relevant time period, and the drawback as it would have been calculated in accordance with regulation 148/2004. On February 23, 2012, ParentCo filed its appeal of the decision of the Consiglio di Stato (this appeal was subsequently withdrawn in March 2013). On March 26, 2012, ParentCo received a letter from the agency (Cassa Conguaglio per il Settore Eletrico (CCSE)) responsible for making and collecting payments on behalf of the Energy Authority demanding payment in the amount of approximately $110 (€85), including interest. By letter dated April 5, 2012, ParentCo informed CCSE that it disputes the payment demand of CCSE since (i) CCSE was not authorized by the Consiglio di Stato decisions to seek payment of any amount, (ii) the decision of the Consiglio di Stato has been appealed (see above), and (iii) in any event, no interest should be payable. On April 29, 2012, Law No. 44 of

2012 (“44/2012”) came into effect, changing the method to calculate the drawback. On February 21, 2013, ParentCo received a revised request letter from CCSE demanding ParentCo’s subsidiary, Alcoa Trasformazioni S.r.l., make a payment in the amount of $97 (€76), including interest, which reflects a revised calculation methodology by CCSE and represents the high end of the range of reasonably possible loss associated with this matter of $0 to $97 (€76). ParentCo rejected that demand and formally challenged it through an appeal before the Administrative Court on April 5, 2013. The Administrative Court scheduled a hearing for December 19, 2013, which was subsequently postponed until April 17, 2014, and further postponed until June 19, 2014. On that date, the Administrative Court listened to ParentCo’s oral argument, and on September 2, 2014, rendered its decision. The Administrative Court declared the payment request of CCSE and the Energy Authority to ParentCo to be unsubstantiated based on the 148/2004 resolution with respect to the January 19, 2007 through November 19, 2009 timeframe. On December 18, 2014, the CCSE and the Energy Authority appealed the Administrative Court’s September 2, 2014 decision; however, a date for the hearing has not been scheduled. As a result of the conclusion of the European Commission Matter on January 26, 2016 (see Note N in ParentCo’s Annual Report on Form 10-K for the year ended December 31, 2015), management modified its outlook with respect to a portion of the pending legal proceedings related to this matter. As such, a charge of $37 (€34) was recorded in Restructuring and other charges for the year ended December 31, 2015 to establish a partial reserve for this matter. At this time, ParentCo is unable to reasonably predict the ultimate outcome for this matter.

Environmental Matters

ParentCo participates in environmental assessments and cleanups at more than 100 locations. These include owned or operating facilities and adjoining properties, previously owned or operating facilities and adjoining properties, and waste sites, including Superfund (Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)) sites.

A liability is recorded for environmental remediation when a cleanup program becomes probable and the costs can be reasonably estimated. As assessments and cleanups proceed, the liability is adjusted based on progress made in determining the extent of remedial actions and related costs. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements, and technological changes, among others.

Alcoa Corporation’s remediation reserve balance was $231 and $235 at September 30, 2016 and December 31, 2015 (of which $31 and $28 was classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated for current and certain former Alcoa Corporation operating locations.

In the 2016 third quarter and nine-month period, the remediation reserve was increased by $7 and $13, respectively. The change in both periods was due to a net charge associated with a number of sites. Of the changes to the remediation reserve in both periods, $1 was recorded in Restructuring and other charges, while the remainder was recorded in Cost of goods sold on the accompanying Statement of Combined Operations.

Payments related to remediation expenses applied against the reserve were $15 and $32 in the 2016 third quarter and nine-month period, respectively. These amounts include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In the 2016 third quarter and nine-month period, the change in the reserve also reflects an increase of $6 and $15, respectively, due to the effects of foreign currency translation.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be approximately 2% of cost of goods sold.

The following discussion provides details regarding the current status of certain significant reserves related to current or former Alcoa Corporation sites.

Fusina and Portovesme, Italy—In 1996, ParentCo acquired the Fusina smelter and rolling operations and the Portovesme smelter, both of which are owned by ParentCo’s subsidiary Alcoa Trasformazioni S.r.l. (“Trasformazioni”) (the Fusina rolling operations are now owned by a new ParentCo subsidiary, Fusina Rolling S.r.l.), from Alumix, an entity owned by the Italian Government. At the time of the acquisition, Alumix indemnified ParentCo for pre-existing environmental contamination at the sites. In 2004, the Italian Ministry of Environment and Protection of Land and Sea (MOE) issued orders to Trasformazioni and Alumix for the development of a clean-up plan related to soil contamination in excess of allowable limits under legislative decree and to institute emergency actions and pay natural resource damages. Trasformazioni appealed the orders and filed suit against Alumix, among others, seeking indemnification for these liabilities under the provisions of the acquisition agreement. In 2009, Ligestra S.r.l. (“Ligestra”), Alumix’s successor, and Trasformazioni agreed to a stay of the court proceedings while investigations were conducted and negotiations advanced towards a possible settlement.

In December 2009, Trasformazioni and Ligestra reached an initial agreement for settlement of the liabilities related to Fusina while negotiations continued related to Portovesme (see below). The agreement outlined an allocation of payments to the MOE for emergency action and natural resource damages and the scope and costs for a proposed soil remediation project, which was formally presented to the MOE in mid-2010. The agreement was contingent upon final acceptance of the remediation project by the MOE. As a result of entering into this agreement, ParentCo increased the reserve by $12 in 2009 for Fusina. Based on comments received from the MOE and local and regional environmental authorities, Trasformazioni submitted a revised remediation plan in the first half of 2012; however, such revisions did not require any change to the existing reserve. In October 2013, the MOE approved the project submitted by ParentCo, resulting in no adjustment to the reserve.

In January 2014, in anticipation of ParentCo reaching a final administrative agreement with the MOE, ParentCo and Ligestra entered into a final agreement related to Fusina for allocation of payments to the MOE for emergency action and natural resource damages and the costs for the approved soil remediation project. The agreement resulted in Ligestra assuming 50% to 80% of all payments and remediation costs. On February 27, 2014, ParentCo and the MOE reached a final administrative agreement for conduct of work. The agreement includes both a soil and groundwater remediation project estimated to cost $33 (€24) and requires payments of $25 (€18) to the MOE for emergency action and natural resource damages. The remediation projects are slated to begin as soon as ParentCo receives final approval from the Ministry of Infrastructure. Based on the final agreement with Ligestra, ParentCo’s share of all costs and payments is $17 (€12), of which $9 (€6) related to the damages will be paid annually over a 10-year period, which began in April 2014, and was previously fully reserved.

Separately, in 2009, due to additional information derived from the site investigations conducted at Portovesme, ParentCo increased the reserve by $3. In November 2011, Trasformazioni and Ligestra reached an agreement for settlement of the liabilities related to Portovesme, similar to the one for Fusina. A proposed soil remediation project for Portovesme was formally presented to the MOE in June 2012. Neither the agreement with Ligestra nor the proposal to the MOE resulted in a change to the reserve for Portovesme. In November 2013, the MOE rejected the proposed soil remediation project and requested a revised project be submitted. In May 2014, Trasformazioni and Ligestra submitted a revised soil remediation project that addressed certain stakeholders’ concerns. ParentCo increased the reserve by $3 in 2014 to reflect the estimated higher costs associated with the revised soil remediation project, as well as current operating and maintenance costs of the Portovesme site.

In October 2014, the MOE required a further revised project be submitted to reflect the removal of a larger volume of contaminated soil than what had been proposed, as well as design changes for the cap related to the remaining contaminated soil left in place and the expansion of an emergency containment groundwater pump and treatment system that was previously installed. Trasformazioni and Ligestra submitted the further revised soil remediation project in February 2015. As a result, ParentCo increased the reserve by $7 in March 2015 to reflect the increase in the estimated costs of the project. In October 2015, ParentCo received a final ministerial decree approving the February 2015 revised soil remediation project. Work on the soil remediation project commenced in the second quarter of 2016 and is expected to be completed in 2019. ParentCo and Ligestra are now working on a final groundwater remediation project, which will be submitted to the MOE for approval in 2017. The ultimate outcome of this matter may result in a change to the existing reserve for Portovesme.

Baie Comeau, Quebec, Canada—In August 2012, ParentCo presented an analysis of remediation alternatives to the Quebec Ministry of Sustainable Development, Environment, Wildlife and Parks (MDDEP), in response to a previous request, related to known PCBs and polycyclic aromatic hydrocarbons (PAHs) contained in sediments of the Anse du Moulin bay. As such, ParentCo increased the reserve for Baie Comeau by $25 in 2012 to reflect the estimated cost of ParentCo’s recommended alternative, consisting of both dredging and capping of the contaminated sediments. In July 2013, ParentCo submitted the Environmental Impact Assessment for the project to the MDDEP. The MDDEP notified ParentCo that the project as it was submitted was approved and a final ministerial decree was issued in July 2015. As a result, no further adjustment to the reserve was required in 2015. The decree provided final approval for the project and ParentCo began work on the final project design with construction on the project expected to begin in 2017. Completion of the final project design and construction contract may result in additional liability in a future period.

Mosjøen, Norway—In September 2012, ParentCo presented an analysis of remediation alternatives to the Norwegian Environmental Agency (NEA) (formerly the Norwegian Climate and Pollution Agency, or “Klif”), in response to a previous request, related to known PAHs in the sediments located in the harbor and extending out into the fjord. As such, ParentCo increased the reserve for Mosjøen by $20 in 2012 to reflect the estimated cost of the baseline alternative for dredging of the contaminated sediments. A proposed project reflecting this alternative was formally presented to the NEA in June 2014, and was resubmitted in late 2014 to reflect changes by the NEA. The revised proposal did not result in a change to the reserve for Mosjøen.

In April 2015, the NEA notified ParentCo that the revised project was approved and required submission of the final project design before issuing a final order. ParentCo completed and submitted the final project design, which identified a need to stabilize the related wharf structure to allow for the sediment dredging in the harbor. As a result, ParentCo increased the reserve for Mosjøen by $11 in June 2015 to reflect the estimated cost of the wharf stabilization. Also in June 2015, the NEA issued a final order approving the project as well as the final project design. In September 2015, ParentCo increased the reserve by $1 to reflect the potential need (based on prior experience with similar projects) to perform additional dredging if the results of sampling, which is required by the order, don’t achieve the required cleanup levels. Project construction commenced in the first quarter of 2016 and is expected to be completed by the end of 2017.

Tax

In September 2010, following a corporate income tax audit covering the 2003 through 2005 tax years, an assessment was received as a result of Spain’s tax authorities disallowing certain interest deductions claimed by a Spanish consolidated tax group owned by ParentCo. An appeal of this assessment in Spain’s Central Tax Administrative Court by ParentCo was denied in October 2013. In December 2013, the ParentCo filed an appeal of the assessment in Spain’s National Court.

Additionally, following a corporate income tax audit of the same Spanish tax group for the 2006 through 2009 tax years, Spain’s tax authorities issued an assessment in July 2013 similarly disallowing certain interest deductions. In August 2013, ParentCo filed an appeal of this second assessment in Spain’s Central Tax Administrative Court, which was denied in January 2015. ParentCo filed an appeal of this second assessment in Spain’s National Court in March 2015.

At September 30, 2016, the combined assessments total $274 (€244), including interest. ParentCo believes it has meritorious arguments to support its tax position and intends to vigorously litigate the assessments through Spain’s court system. However, in the event ParentCo is unsuccessful, a portion of the assessments may be offset with existing net operating losses available to the Spanish consolidated tax group. Additionally, it is possible that

ParentCo may receive similar assessments for tax years subsequent to 2009. At this time, ParentCo is unable to reasonably predict an outcome for this matter.

In March 2013, ParentCo’s subsidiary, Alcoa World Alumina Brasil (AWAB), a majority-owned subsidiary that is part of AWAC, was notified by the Brazilian Federal Revenue Office (RFB) that approximately $110 (R$220) of value added tax credits previously claimed are being disallowed and a penalty of 50% assessed. Of this amount, AWAB received $41 (R$82) in cash in May 2012. The value added tax credits were claimed by AWAB for both fixed assets and export sales related to the Juruti bauxite mine and São Luís refinery expansion. The RFB has disallowed credits they allege belong to the consortium in which AWAB owns an interest and should not have been claimed by AWAB. Credits have also been disallowed as a result of challenges to apportionment methods used, questions about the use of the credits, and an alleged lack of documented proof. AWAB presented defense of its claim to the RFB on April 8, 2013. If AWAB is successful in this administrative process, the RFB would have no further recourse. If unsuccessful in this process, AWAB has the option to litigate at a judicial level. Separately from AWAB’s administrative appeal, in June 2015, new tax law was enacted repealing the provisions in the tax code that were the basis for the RFB assessing a 50% penalty in this matter. As such, the estimated range of reasonably possible loss is $0 to $32 (R$103), whereby the maximum end of the range represents the portion of the disallowed credits applicable to the export sales and excludes the 50% penalty. Additionally, the estimated range of disallowed credits related to AWAB’s fixed assets is $0 to $36 (R$117), which would increase the net carrying value of AWAB’s fixed assets if ultimately disallowed. It is management’s opinion that the allegations have no basis; however, at this time, management is unable to reasonably predict an outcome for this matter.

Between 2000 and 2002, Alcoa Alumínio (Alumínio), a Brazil subsidiary of ParentCo that includes both Alcoa Corporation and Arconic operations, sold approximately 2,000 metric tons of metal per month from its Poços de Caldas facility, located in the State of Minas Gerais (the “State”), to Alfio, a customer also located in the State. Sales in the State were exempted from value-added tax (VAT) requirements. Alfio subsequently sold metal to customers outside of the State, but did not pay the required VAT on those transactions. In July 2002, Alumínio received an assessment from State auditors on the theory that Alumínio should be jointly and severally liable with Alfio for the unpaid VAT. In June 2003, the administrative tribunal found Alumínio liable, and Alumínio filed a judicial case in the State in February 2004 contesting the finding. In May 2005, the Court of First Instance found Alumínio solely liable, and a panel of a State appeals court confirmed this finding in April 2006. Alumínio filed a special appeal to the Superior Tribunal of Justice (STJ) in Brasilia (the federal capital of Brazil) later in 2006. In 2011, the STJ (through one of its judges) reversed the judgment of the lower courts, finding that Alumínio should neither be solely nor jointly and severally liable with Alfio for the VAT, which ruling was then appealed by the State. In August 2012, the STJ agreed to have the case reheard before a five-judge panel. A decision from this panel is pending, but additional appeals are likely. At September 30, 2016, the assessment totaled $43 (R$140), including penalties and interest. While the Company believes it has meritorious defenses, the Company is unable to reasonably predict an outcome.

Other

In connection with the sale in 2001 of Reynolds Metals Company’s (“Reynolds,” a subsidiary of ParentCo), alumina refinery in Gregory, Texas, Reynolds assigned an Energy Services Agreement (“ESA”) with Gregory Power Partners (“Gregory Power”) for purchase of steam and electricity by the refinery. On January 11, 2016, Sherwin Alumina Company, LLC (“Sherwin”), the current owner of the refinery, and one of its affiliate entities, filed bankruptcy petitions in Corpus Christi, Texas for reorganization under Chapter 11 of the Bankruptcy Code. On January 26, 2016, Gregory Power delivered notice to Reynolds that Sherwin’s bankruptcy filing constitutes a breach of the ESA; on January 29, 2016, Reynolds responded that the filing does not constitute a breach. Sherwin informed the bankruptcy court that it intends to cease operations because it is not able to continue its bauxite supply agreement, and, thereafter, Gregory Power filed a complaint in the bankruptcy case against Reynolds alleging breach of the ESA. On October 4, 2016, the state of Texas filed suit against Sherwin in the bankruptcy proceeding seeking to hold Sherwin responsible for remediation of alleged environmental conditions at the facility. On October 11, 2016, Sherwin filed a similar suit against Reynolds in the case. On November 10, 2016, Reynolds filed motions to dismiss the Gregory Power complaint and to withdraw the case from bankruptcy court. On November 23, 2016, the bankruptcy court approved Sherwin’s cessation of operations plans and a schedule of dates relevant to the confirmation of Sherwin’s amended reorganization plan. This matter is neither estimable nor probable; therefore, at this time, ParentCo is unable to reasonably predict the ultimate outcome.

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against ParentCo or Alcoa Corporation, including those pertaining to environmental, product liability, safety and health, and tax matters. While the amounts claimed in these other matters may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that the Company’s liquidity or results of operations in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of the Company.

Commitments

Investments

ParentCo has an investment in a joint venture for the development, construction, ownership, and operation of an integrated aluminum complex (bauxite mine, alumina refinery, aluminum smelter, and rolling mill) in Saudi Arabia. The joint venture is owned 74.9% by the Saudi Arabian Mining Company (known as “Ma’aden”) and 25.1% by ParentCo and consists of three separate companies as follows: one each for the mine and refinery, the smelter, and the rolling mill. ParentCo accounts for its investment in the joint venture under the equity method. Capital investment in the project is expected to total approximately $10,800 (SAR 40.5 billion) and has been funded through a combination of equity contributions by the joint venture partners and project financing by the joint venture, which has been guaranteed by both partners (see below). Both the equity contributions and the guarantees of the project financing are based on the joint venture’s partners’ ownership interests. Originally, it was estimated that ParentCo’s total equity investment in the joint venture would be approximately $1,100, of which ParentCo has contributed $982, including $1 in the 2016 nine-month period. Based on changes to both the project’s capital investment and equity and debt structure from the initial plans, the estimated $1,100 equity contribution may be reduced. As of September 30, 2016 and December 31, 2015, the carrying value of ParentCo’s investment in this project was $863 and $928, respectively, which is reflected in the accompanying Combined Balance Sheet.

The smelting and rolling mill companies have project financing totaling $4,207 (reflects principal repayments made through September 30, 2016), of which $1,056 represents ParentCo’s share (the equivalent of ParentCo’s 25.1% interest in the smelting and rolling mill companies). In conjunction with the financings, ParentCo issued guarantees on behalf of the smelting and rolling mill companies to the lenders in the event that such companies default on their debt service requirements through 2017 and 2020 for the smelting company and 2018 and 2021 for the rolling mill company (Ma’aden issued similar guarantees for its 74.9% interest). ParentCo’s guarantees for the smelting and rolling mill companies cover total debt service requirements of $100 in principal and up to a maximum of approximately $35 in interest per year (based on projected interest rates). At September 30, 2016 and December 31, 2015, the combined fair value of the guarantees was $3 and $7, respectively, which was included in Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet.

The mining and refining company has project financing totaling $2,232, of which $560 represents AWAC’s 25.1% interest in the mining and refining company. In conjunction with the financings, ParentCo, on behalf of AWAC, issued guarantees to the lenders in the event that the mining and refining company defaults on its debt service requirements through 2019 and 2024 (Ma’aden issued similar guarantees for its 74.9% interest). ParentCo’s guarantees for the mining and refining company cover total debt service requirements of $120 in principal and up to a maximum of approximately $30 in interest per year (based on projected interest rates). At both September 30, 2016 and December 31, 2015, the combined fair value of the guarantees was $3, which was included in Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet. In the event ParentCo would be required to make payments under the guarantees, 40% of such amount would be contributed to ParentCo by Alumina Limited, consistent with its ownership interest in AWAC.

In 2004, AofA acquired a 20% interest in a consortium, which subsequently purchased the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in Western Australia, in exchange for an initial cash investment of $17 (A$24). The investment in the DBNGP, which was classified as an equity investment, was made in order to secure a competitively priced long-term supply of natural gas to AofA’s refineries in Western Australia. AofA made additional contributions of $141 (A$176) for its share of the pipeline capacity expansion and other operational purposes of the consortium through September 2011. In late 2011, the consortium initiated a three-year equity call plan to improve its capitalization structure. This plan required AofA to contribute $39 (A$40), all of which was made through December 2014. Following the completion of the three-year equity call plan in December 2014, the consortium initiated a new equity call plan to further improve its capitalization structure. This plan required AofA to contribute $30 (A$36) through mid-2016, of which $20 (A$27) was made through March 31, 2016, including $3 (A$5) in the 2016 first quarter.

In April 2016, AofA sold its interest in the consortium (see Note G), effectively terminating its remaining obligation to make contributions under the current equity call plan. As part of the sale transaction, AofA will maintain its current access to approximately 30% of the DBNGP transmission capacity for gas supply to its three alumina refineries in Western Australia under an existing agreement to purchase gas transmission services from the DBNGP. At September 30, 2016, AofA has an asset of $288 (A$373) representing prepayments made under the agreement for future gas transmission services.

On April 8, 2015, AofA secured a new 12-year gas supply agreement to power its three alumina refineries in Western Australia beginning in July 2020. This agreement was conditional on the completion of a third-party acquisition of the related energy assets from the then-current owner, which occurred in June 2015. The terms of AofA’s gas supply agreement required a prepayment of $500 to be made in two installments. The first installment of $300 was made at the time of the completion of the third-party acquisition in June 2015 and the second installment of $200 was made in April 2016. Both of these amounts were included in (Increase) in noncurrent assets on the accompanying Statement of Combined Cash Flows in the respective periods. At September 30, 2016 and December 31, 2015, Alcoa Corporation has an asset of $504 (A$654) and $288 (A$395), respectively, representing the respective prepayments made under this agreement, which was included in Other noncurrent assets on the accompanying Combined Balance Sheet.

J. Other (Income) Expenses, Net

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Equity loss	$18	$23	$59	$68
Foreign currency losses (gains), net	8	(35)	21	(62)
Net gain from asset sales	(132)	(2)	(164)	(33)
Net (gain) loss on mark-to-market derivative contracts (M)	(4)	17	5	19
Other, net	4	1	(11)	(1)

	$(106)	$4	$(90)	$(9)

In the 2016 third quarter and nine-month period, Net gain from assets sales included a $118 gain related to the sale of wharf property near the Intalco, WA smelter. Additionally in the 2016 nine-month period, Net gain from assets sales included a $27 gain related to the sale of an equity interest in a natural gas pipeline in Australia (see Note G). In the 2015 nine-month period, Net gain from assets sales included a $29 gain related to the sale of land around the Lake Charles, LA anode facility.

K. Segment Information—The operating results of Alcoa Corporation’s reportable segments were as follows (differences between segment totals and combined totals are in Corporate):

	Bauxite	Alumina	Aluminum	Cast Products	Energy	Rolled Products	Total
Third quarter ended September 30, 2016
Sales:
Third-party sales—unrelated party	$93	$585	$—	$1,040	$77	$237	$2,032
Third-party sales—related party	—	—	—	254	—	—	254
Intersegment sales	192	317	918	91	41	—	1,559

Total sales	$285	$902	$918	$1,385	$118	$237	$3,845

Profit and loss:
Equity (loss) income	$—	$(9)	$5	$(2)	$—	$(10)	$(16)
Depreciation, depletion, and amortization	21	48	72	10	15	5	171
Income taxes	22	7	(9)	15	7	(3)	39
After-tax operating income (ATOI)	55	16	10	44	23	(9)	139
Third quarter ended September 30, 2015
Sales:
Third-party sales—unrelated party	$26	$878	$2	$1,163	$88	$238	$2,395
Third-party sales—related party	—	—	—	231	2	1	234
Intersegment sales	305	396	1,132	15	74	—	1,922

Total sales	$331	$1,274	$1,134	$1,409	$164	$239	$4,551

Profit and loss:
Equity loss	$—	$(9)	$(2)	$(5)	$—	$(8)	$(24)
Depreciation, depletion, and amortization	23	48	77	10	15	6	179
Income taxes	30	52	(59)	10	14	7	54
ATOI	75	133	(96)	28	32	7	179

	Bauxite	Alumina	Aluminum	Cast Products	Energy	Rolled Products	Total
Nine months ended September 30, 2016
Sales:
Third-party sales—unrelated party	$224	$1,682	$15	$3,112	$208	$683	$5,924
Third-party sales—related party	—	—	—	752	1	—	753
Intersegment sales	549	930	2,807	197	127	—	4,610

Total sales	$773	$2,612	$2,822	$4,061	$336	$683	$11,287

Profit and loss:
Equity (loss) income	$—	$(30)	$12	$(5)	$—	$(31)	$(54)
Depreciation, depletion, and amortization	57	143	222	31	43	17	513
Income taxes	61	7	(43)	46	20	(5)	86
ATOI	156	21	(16)	133	59	(25)	328
Nine months ended September 30, 2015
Sales:
Third-party sales—unrelated party	$55	$2,636	$3	$3,974	$326	$746	$7,740
Third-party sales—related party	—	—	1	864	8	8	881
Intersegment sales	875	1,330	4,040	38	228	—	6,511

Total sales	$930	$3,966	$4,044	$4,876	$562	$754	$15,132

Profit and loss:
Equity (loss) income	$—	$(27)	$21	$(36)	$—	$(24)	$(66)
Depreciation, depletion, and amortization	73	155	234	31	46	18	557
Income taxes	71	187	(24)	35	55	21	345
ATOI	181	457	89	71	111	18	927

The following table reconciles total segment ATOI to combined net loss attributable to Alcoa Corporation:

	Third quarter ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Total segment ATOI	$139	$179	$328	$927
Unallocated amounts:
Impact of LIFO	5	25	32	68
Metal price lag	1	(14)	5	(26)
Interest expense	(67)	(69)	(197)	(208)
Noncontrolling interest (net of tax)	(20)	(61)	(58)	(188)
Corporate expense	(50)	(54)	(136)	(138)
Restructuring and other charges	(17)	(54)	(109)	(297)
Income taxes	(53)	(23)	(92)	35
Other	56	(53)	(34)	(210)

Combined net loss attributable to Alcoa Corporation	$(6)	$(124)	$(261)	$(37)

Items required to reconcile total segment ATOI to combined net loss attributable to Alcoa Corporation include: the impact of LIFO inventory accounting; metal price lag; interest expense; noncontrolling interest; corporate expense (general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities, along with depreciation and amortization on corporate-owned assets); restructuring and other charges; income taxes; and other items, including intersegment profit eliminations, discrete tax items, deferred tax valuation allowance adjustments, and other differences between tax rates applicable to the segments and the combined effective tax rate, and other nonoperating items such as foreign currency transaction gains/losses, gains/losses on certain asset sales, and interest income.

L. Pension and Other Postretirement Benefits—The components of net periodic benefit cost were as follows:

	Third quarter ended September 30,		Nine months ended September 30,
Pension benefits	2016	2015	2016	2015
Service cost	$18	$12	$42	$40
Interest cost	44	22	81	68
Expected return on plan assets	(80)	(30)	(140)	(93)
Recognized net actuarial loss	36	11	55	33
Amortization of prior service cost	2	1	5	5
Settlements*	13	11	13	12
Curtailments*	—	9	—	9
Special termination benefits*	—	—	1	11

Net periodic benefit cost	$33	$36	$57	$85

*	These amounts were recorded in Restructuring and other charges on the accompanying Statement of Combined Operations (see Note D).

	Third quarter ended September 30,		Nine months ended September 30,
Other postretirement benefits	2016	2015	2016	2015
Service cost	$1	$—	$1	$—
Interest cost	6	1	8	3
Recognized net actuarial loss	3	—	3	(2)
Amortization of prior service benefit	(2)	(2)	(2)	(6)
Curtailments*	—	(5)	—	(6)
Special termination benefits*	—	—	—	1

Net periodic benefit cost	$8	$(6)	$10	$(10)

*	These amounts were recorded in Restructuring and other charges on the accompanying Statement of Combined Operations (see Note D).

Effective in the first quarter of 2016, management elected to change the manner in which the interest cost component of net periodic benefit cost is calculated for Alcoa Corporation’s pension plans (referred to as the “Direct Plans”). In the 2016 third quarter and nine-month period, this change resulted in a decrease to net periodic benefit cost of $3 and $9, respectively.

In preparation for the Separation Transaction (see Note A), effective August 1, 2016, certain U.S. pension and other postretirement benefit plans previously sponsored by ParentCo (the “Shared Plans”) were separated into standalone plans for both Alcoa Corporation (the “New Direct Plans”) and Arconic. Accordingly, the New Direct Plans for Alcoa Corporation were measured as of August 1, 2016. One of the primary assumptions used to measure the New Direct Plans was a weighted average discount rate of 3.48%. This measurement yielded a combined net unfunded status of $2,348, which was recognized in the accompanying Combined Balance Sheet, consisting of a current liability of $131 and a noncurrent liability of $2,217. Additionally, Alcoa Corporation recognized $2,498 in Accumulated other comprehensive loss. In the 2016 third quarter, Alcoa Corporation recognized $15 of net periodic benefit cost combined for the New Direct Plans related to the months of August and September, which was reflected in the respective tables above. Prior to August 2016, Alcoa Corporation recorded its share of expense related to the Shared Plans as multiemployer expense for active employees of the

Company’s businesses and as an allocated expense for both ParentCo corporate participants and former employees of ParentCo’s closed and sold operations, totaling approximately $70 for the January 2016 through July 2016 timeframe. In the remainder of 2016, Alcoa Corporation expects to make cash contributions of $12 to the New Direct Plans.

Additionally, certain other U.S. pension and other postretirement benefit plans were assumed by Alcoa Corporation (“Additional New Direct Plans”) that did not require to be separated and/or to be remeasured. The Additional New Direct Plans have a combined net unfunded status of $180, which was recognized in the accompanying Combined Balance Sheet, consisting of a current liability of $5 and a noncurrent liability of $175. Additionally, Alcoa Corporation recognized $206 in Accumulated other comprehensive loss. In the 2016 third quarter, net periodic benefit cost combined for the Additional New Direct Plans related to the months of August and September was not material.

M. Derivatives and Other Financial Instruments

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3—Inputs that are both significant to the fair value measurement and unobservable.

Derivatives

Alcoa Corporation is exposed to certain risks relating to its ongoing business operations, including financial, market, political, and economic risks. The following discussion provides information regarding Alcoa Corporation’s exposure to the risks of changing commodity prices, interest rates, and foreign currency exchange rates.

Alcoa Corporation’s commodity and derivative activities are subject to the management, direction, and control of ParentCo’s (through October 31, 2016) Strategic Risk Management Committee (SRMC), which is composed of the chief executive officer, the chief financial officer, and other officers and employees that the chief executive officer selects. The SRMC meets on a periodic basis to review derivative positions and strategy and reports to ParentCo’s Board of Directors on the scope of its activities.

Alcoa Corporation has ten derivative instruments classified as Level 3 under the fair value hierarchy. These instruments are composed of eight embedded aluminum derivatives, an energy contract, and an embedded credit derivative, all of which relate to energy supply contracts associated with nine smelters and three refineries. Five of the embedded aluminum derivatives and the energy contract were designated as cash flow hedging instruments and three of the embedded aluminum derivatives and the embedded credit derivative were not designated as hedging instruments.

The following section describes the valuation methodologies used by Alcoa Corporation to measure its Level 3 derivative instruments at fair value. Derivative instruments classified as Level 3 in the fair value hierarchy represent those in which management has used at least one significant unobservable input in the valuation model. Alcoa Corporation uses a discounted cash flow model to fair value all Level 3 derivative instruments. Where appropriate, the description below includes the key inputs to those models and any significant assumptions. These valuation models are reviewed and tested at least on an annual basis.

Inputs in the valuation models for Level 3 derivative instruments are composed of the following: (i) quoted market prices (e.g., aluminum prices on the 10-year London Metal Exchange (LME) forward curve and energy prices), (ii) significant other observable inputs (e.g., information concerning time premiums and volatilities for certain option type embedded derivatives and regional premiums for aluminum contracts), and (iii) unobservable inputs (e.g., aluminum and energy prices beyond those quoted in the market). For periods beyond the term of quoted market prices for aluminum, Alcoa Corporation estimates the price of aluminum by extrapolating the 10-year LME forward curve. Additionally, for periods beyond the term of quoted market prices for energy, management has developed a forward curve based on independent consultant market research. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence (Level 2). In the absence of such evidence, management’s best estimate is used (Level 3). If a significant input that is unobservable in one period becomes observable in a subsequent period, the related asset or liability would be transferred to the appropriate classification (Level 1 or 2) in the period of such change (there were no such transfers in the periods presented).

Alcoa Corporation has two power contracts, each of which contain an embedded derivative that indexes the price of power to the LME price of aluminum. Additionally, Alcoa Corporation has three power contracts, each of which contain an embedded derivative that indexes the price of power to the LME price of aluminum plus the Midwest premium. The embedded derivatives in these five power contracts are primarily valued using observable market prices; however, due to the length of the contracts, the valuation models also require management to estimate the long-term price of aluminum based upon an extrapolation of the 10-year LME forward curve. Additionally, for three of the contracts, management also estimates the Midwest premium, generally, for the next twelve months based on recent transactions and then holds the premium estimated in that twelfth month constant for the remaining duration of the contract. Significant increases or decreases in the actual LME price beyond 10 years and/or the Midwest premium would result in a higher or lower fair value measurement. An increase in actual LME price and/or the Midwest premium over the inputs used in the valuation models will result in a higher cost of power and a corresponding decrease to the derivative asset or increase to the derivative liability. The embedded derivatives have been designated as cash flow hedges of forward sales of aluminum. Unrealized gains and losses were included in Other comprehensive (loss) income on the accompanying Combined Balance Sheet while realized gains and losses were included in Sales on the accompanying Statement of Combined Operations.

Also, Alcoa Corporation had a power contract (expired in September 2016—see below) separate from above that contains an LME-linked embedded derivative. Prior to its expiration, the embedded derivative was valued using the probability and interrelationship of future LME prices, Australian dollar to U.S. dollar exchange rates, and the U.S. consumer price index. Significant increases or decreases in the LME price would result in a higher or lower fair value measurement. An increase in actual LME price over the inputs used in the valuation model will result in a higher cost of power and a corresponding decrease to the derivative asset. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses from the embedded derivative were included in Other (income) expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases were made under the contract. At the time this derivative asset was recognized, an equivalent amount was recognized as a deferred credit in Other noncurrent liabilities and deferred credits on the accompanying Combined Balance Sheet. This deferred credit is recognized in Other (income) expenses, net on the accompanying Statement of Combined Operations as power was received over the life of the contract.

Additionally, Alcoa Corporation has a natural gas supply contract, which has an LME-linked ceiling. This embedded derivative is valued using probabilities of future LME aluminum prices and the price of Brent crude oil (priced on Platts), including the interrelationships between the two commodities subject to the ceiling. Any change in the interrelationship would result in a higher or lower fair value measurement. An LME ceiling was embedded into the contract price to protect against an increase in the price of oil without a corresponding increase in the price of LME. An increase in oil prices with no similar increase in the LME price would limit the increase of the price paid for natural gas. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses from the embedded derivative were included in Other (income) expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as gas purchases were made under the contract.

In the second quarter of 2016, Alcoa Corporation and the related counterparty elected to modify the pricing of an existing power contract for a smelter in the United States. This amendment contains an embedded derivative that indexes the price of power to the LME price of aluminum plus the Midwest premium. The embedded derivative is valued using the interrelationship of future metal prices (LME base plus Midwest premium) and the amount of megawatt hours of energy needed to produce the forecasted metric tons of aluminum at the smelter. Significant increases or decreases in the metal price would result in a higher or lower fair value measurement. An increase in actual metal price over the inputs used in the valuation model will result in a higher cost of power and a corresponding increase to the derivative liability. Management elected not to qualify the embedded derivative for hedge accounting treatment. Unrealized gains and losses from the embedded derivative will be included in Other (income) expenses, net on the accompanying Statement of Combined Operations while realized gains and losses will be included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases are made under the contract. At the time this derivative liability was recognized, an equivalent amount was recognized as a deferred charge in Other noncurrent assets on the accompanying Combined Balance Sheet. This deferred charge will be recognized in Other (income) expenses, net on the accompanying Statement of Combined Operations as power is received over the life of the contract.

Furthermore, Alcoa Corporation has a power contract, which contains an embedded derivative that indexes the difference between the long-term debt ratings of Alcoa Corporation and the counterparty from any of the three major credit rating agencies. Management uses market prices, historical relationships, and forecast services to determine fair value. Significant increases or decreases in any of these inputs would result in a lower or higher fair value measurement. A wider credit spread between Alcoa Corporation and the counterparty would result in a higher cost of power and a corresponding increase in the derivative liability. This embedded derivative did not qualify for hedge accounting treatment. Unrealized gains and losses were included in Other (income) expenses, net on the accompanying Statement of Combined Operations while realized gains and losses were included in Cost of goods sold on the accompanying Statement of Combined Operations as electricity purchases were made under the contract.

Finally, Alcoa Corporation has a derivative contract that hedges the anticipated power requirements at one of its smelters that began when the previous power contract expired in September 2016 (see above). Beyond the term where market information is available, management developed a forward curve, for valuation purposes, based on independent consultant market research. Significant increases or decreases in the power market may result in a higher or lower fair value measurement. Lower prices in the power market would cause a decrease in the derivative asset. The derivative contract has been designated as a cash flow hedge of future purchases of electricity. Unrealized gains and losses on this contract were recorded in Other comprehensive (loss) income on the accompanying Combined Balance Sheet, while realized gains and losses will be recorded in Cost of goods sold as electricity purchases are made under the power contract. In August 2016, Alcoa Corporation gave the required notice to terminate this derivative contract one year from the date of notification. As a result, Alcoa Corporation decreased both the related derivative asset recorded in Other noncurrent assets and the unrealized gain recorded in Accumulated other comprehensive loss by $84, which related to the August 2017 through 2036 timeframe, resulting in no impact to Alcoa Corporation’s earnings.

The following table presents quantitative information related to the significant unobservable inputs described above for Level 3 derivative contracts:

	Fair value at September 30, 2016	Unobservable input	Range ($ in full amounts)
Assets:
Embedded aluminum derivatives	$306	Price of aluminum beyond forward curve

Aluminum: $2,197 per metric ton in 2027 to $2,337 per metric ton in 2029 (two contracts) and $2,633 per metric ton in 2036 (one contract)

Midwest premium: $0.0630 per pound in 2016 to $0.0750 per pound in 2029 (two contracts) and 2036 (one contract)

Embedded aluminum derivative	4	Interrelationship of LME price to overall energy price	Aluminum: $1,680 per metric ton in 2016 to $1,802 per metric ton in 2019
Embedded aluminum derivative	—	Interrelationship of future aluminum and oil prices	Aluminum: $1,662 per metric ton in 2016 to $1,762 per metric ton in 2018 Oil: $49 per barrel in 2016 to $55 per barrel in 2018
Energy contract	7	Price of electricity beyond forward curve	Electricity: $57 per megawatt hour in 2016 to $58 per megawatt hour in 2017
Liabilities:
Embedded aluminum derivative	242	Price of aluminum beyond forward curve	Aluminum: $2,197 per metric ton in 2027 to $2,229 per metric ton in 2027
Embedded aluminum derivative	30	Interrelationship of LME price to the amount of megawatt hours of energy needed to produce the forecasted metric tons of aluminum	Aluminum: $1,662 per metric ton in 2016 to $1,785 per metric ton in 2019 Midwest premium: $0.0630 per pound in 2016 to $0.0750 per pound in 2019 Electricity: rate of 2 million megawatt hours per year
Embedded credit derivative	24	Credit spread between Alcoa Corporation and counterparty	2.15% to 2.89% (2.52% median)

The fair values of Level 3 derivative instruments recorded as assets and liabilities in the accompanying Combined Balance Sheet were as follows:

	September 30, 2016	December 31, 2015
Asset Derivatives
Derivatives designated as hedging instruments:
Prepaid expenses and other current assets:
Embedded aluminum derivatives	$40	$72
Energy contract	7	—
Other noncurrent assets:
Embedded aluminum derivatives	270	994
Energy contract	—	2

Total derivatives designated as hedging instruments	$317	$1,068

Derivatives not designated as hedging instruments:
Prepaid expenses and other current assets:
Embedded aluminum derivatives	$—	$69

Total derivatives not designated as hedging instruments	$—	$69

Total Asset Derivatives	$317	$1,137

Liability Derivatives
Derivatives designated as hedging instruments:
Other current liabilities:
Embedded aluminum derivative	$16	$9
Energy contract	—	4
Other noncurrent liabilities and deferred credits:
Embedded aluminum derivative	226	160

Total derivatives designated as hedging instruments	$242	$173

Derivatives not designated as hedging instruments:
Other current liabilities:
Embedded aluminum derivative	$9	$—
Embedded credit derivative	4	6
Other noncurrent liabilities and deferred credits:
Embedded aluminum derivative	21	—
Embedded credit derivative	20	29

Total derivatives not designated as hedging instruments	$54	$35

Total Liability Derivatives	$296	$208

The following tables present a reconciliation of activity for Level 3 derivative contracts:

	Assets		Liabilities
Third quarter ended September 30, 2016	Embedded aluminum derivatives	Energy contract	Embedded aluminum derivatives	Embedded credit derivative	Energy contract
Opening balance—July 1, 2016	$745	$49	$228	$33	$9
Total gains or losses (realized and unrealized) included in:
Sales	1	—	(3)	—	—
Cost of goods sold	(31)	—	—	(1)	—
Other income, net*	(5)	(85)	2	(8)	(1)
Other comprehensive loss	(414)	48	48	—	(1)
Purchases, sales, issuances, and settlements**	—	—	—	—	—
Transfers into and/or out of Level 3**	—	—	—	—	—
Other	14	(5)	(3)	—	(7)

Closing balance—September 30, 2016	$310	$7	$272	$24	$—

Change in unrealized gains or losses included in earnings for derivative contracts held at September 30, 2016:
Sales	$—	$—	$—	$—	$—
Cost of goods sold	—	—	—	—	—
Other income, net*	(5)	(85)	2	(8)	(1)

*	In August 2016, Alcoa Corporation elected to terminate the energy contract in accordance with the provisions of the agreement (see above). As a result, Alcoa Corporation decreased the derivative asset and recorded a charge in Other income, net of $84, which is reflected in the table above. Additionally, Alcoa Corporation also decreased the related unrealized gain included in Accumulated other comprehensive loss and recorded a benefit in Other income, net of $84. As such, the termination of the specified term of this derivative contract described above did not have an impact on Alcoa Corporation’s earnings.
**	In the 2016 third quarter, there were no purchases, sales, issuances or settlements of Level 3 derivative instruments. Additionally, there were no transfers of derivative instruments into or out of Level 3.

	Assets		Liabilities
Nine months ended September 30, 2016	Embedded aluminum derivatives	Energy contract	Embedded aluminum derivatives	Embedded credit derivative	Energy contract
Opening balance—January 1, 2016	$1,135	$2	$169	$35	$4
Total gains or losses (realized and unrealized) included in:
Sales	(9)	—	(8)	—	—
Cost of goods sold	(92)	—	—	(4)	—
Other income, net*	(13)	(83)	2	(7)	(2)
Other comprehensive income	(750)	87	80	—	(1)
Purchases, sales, issuances, and settlements**	—	—	32	—	—
Transfers into and/or out of Level 3**	—	—	—	—	—
Other	39	1	(3)	—	(1)

Closing balance—September 30, 2016	$310	$7	$272	$24	$—

Change in unrealized gains or losses included in earnings for derivative contracts held at September 30, 2016:
Sales	$—	$—	$—	$—	$—
Cost of goods sold	—	—	—	—	—
Other income, net*	(13)	(83)	2	(7)	(2)

*	In August 2016, Alcoa Corporation elected to terminate the energy contract in accordance with the provisions of the agreement (see above). As a result, Alcoa Corporation decreased the derivative asset and recorded a charge in Other income, net of $84, which is reflected in the table above. Additionally, Alcoa Corporation also decreased the related unrealized gain included in Accumulated other comprehensive loss and recorded a benefit in Other income, net of $84. As such, the termination of the specified term of this derivative contract described above did not have an impact on Alcoa Corporation’s earnings.
**	In the 2016 nine-month period, there was an issuance of a new embedded derivative contained in an amendment to an existing power contract. There were no purchases, sales or settlements of Level 3 derivative instruments. Additionally, there were no transfers of derivative instruments into or out of Level 3.

Derivatives Designated As Hedging Instruments—Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of unrealized gains or losses on the derivative is reported as a component of other comprehensive income (OCI). Realized gains or losses on the derivative are reclassified from OCI into earnings in the same period or periods during which the hedged transaction impacts earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized directly in earnings immediately.

Alcoa Corporation has five Level 3 embedded aluminum derivatives and one Level 3 energy contract that have been designated as cash flow hedges as follows.

Embedded aluminum derivatives. Alcoa Corporation has entered into energy supply contracts that contain pricing provisions related to the LME aluminum price. The LME-linked pricing features are considered embedded derivatives. Five of these embedded derivatives have been designated as cash flow hedges of forward sales of aluminum. At September 30, 2016 and December 31, 2015, these embedded aluminum derivatives hedge forecasted aluminum sales of 3,521 kmt and 3,307 kmt, respectively.

Alcoa Corporation recognized a net unrealized loss of $462 and $830 in the 2016 third quarter and nine-month period, respectively, and a net unrealized gain of $301 and $819 in the 2015 third quarter and nine-month period, respectively, in Other comprehensive (loss) income related to these five derivative instruments. Additionally, Alcoa Corporation reclassified a realized loss of $4 and a realized gain of $1 in the 2016 third quarter and nine-month period, respectively, and a realized loss of $1 and $25 in the 2015 third quarter and nine-month period, respectively, from Accumulated other comprehensive loss to Sales. Assuming market rates remain constant with the rates at September 30, 2016, a realized gain of $23 is expected to be recognized in Sales over the next 12 months.

Also, Alcoa Corporation recognized a gain of less than $1 in the 2016 nine-month period (no such gain was recognized in the 2016 third quarter) and a gain of less than $1 and $2 in the 2015 third quarter and nine-month period, respectively, in Other (income) expenses, net related to the amount excluded from the assessment of hedge effectiveness. There was no ineffectiveness related to these five derivative instruments in the 2016 third quarter and nine-month period and the 2015 third quarter and nine-month period.

Energy contract. Alcoa Corporation has a derivative contract that hedges the anticipated power requirements at one of its smelters that became effective when the existing power contract expired in September 2016. In August 2016, Alcoa Corporation elected to terminate most of the remaining term of this derivative contract (see above). At September 30, 2016 and December 31, 2015, this energy contract hedges forecasted electricity purchases of 2,130,122 and 59,409,328 megawatt hours, respectively. Alcoa Corporation recognized an unrealized gain of $49 and $88 in the 2016 third quarter and nine-month period, respectively, and an unrealized gain of $3 and an unrealized loss of $8 in the 2015 third quarter and nine-month period, respectively, in Other comprehensive (loss) income. Additionally, Alcoa Corporation recognized a gain of $3 in Other income, net related to hedge ineffectiveness in the 2016 nine-month period. There was no ineffectiveness related to the energy contract in the 2016 third quarter and the 2015 third quarter and nine-month period.

Derivatives Not Designated As Hedging Instruments

Alcoa Corporation has three Level 3 embedded aluminum derivatives and one Level 3 embedded credit derivative that do not qualify for hedge accounting treatment. As such, gains and losses related to the changes in fair value of these instruments are recorded directly in earnings. In the third quarter of 2016 and 2015, Alcoa Corporation recognized a gain of $1 and a loss of $17, respectively, in Other (income) expenses, net, of which a loss of $7 and $4, respectively, related to the embedded aluminum derivatives and a gain of $8 and a loss of $13, respectively, related to the embedded credit derivative. In the nine-month period of 2016 and 2015, Alcoa Corporation recognized a loss of $8 and $19, respectively, in Other income, net, of which a loss of $15 and $5, respectively, related to the embedded aluminum derivatives and a gain of $7 and a loss of $14, respectively, related to the embedded credit derivative.

Material Limitations

The disclosures with respect to commodity prices, interest rates, and foreign currency exchange risk do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa Corporation’s control and could vary significantly from those factors disclosed.

Alcoa Corporation is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers’ commitments. Although nonperformance is possible, Alcoa Corporation does not anticipate nonperformance by any of these parties. Contracts are with creditworthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

Other Financial Instruments

The carrying values and fair values of Alcoa Corporation’s other financial instruments were as follows:

	September 30, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$241	$241	$557	$557
Restricted cash	2	2	—	—
Long-term debt due within one year	21	21	18	18
Long-term debt, less amount due within one year	1,454	1,515	207	207

The following methods were used to estimate the fair values of other financial instruments:

Cash and cash equivalents and Restricted cash. The carrying amounts approximate fair value because of the short maturity of the instruments. The fair value amounts for Cash and cash equivalents and Restricted cash were classified in Level 1.

Long-term debt due within one year and Long-term debt, less amount due within one year. The fair value was based on quoted market prices for public debt and on interest rates that are currently available to Alcoa Corporation for issuance of debt with similar terms and maturities for non-public debt. The fair value amounts for all Long-term debt were classified in Level 2 of the fair value hierarchy.

N. Related Party Transactions—Transactions between Alcoa Corporation and Arconic have been presented as related party transactions in these Combined Financial Statements of Alcoa Corporation. Sales to Arconic from Alcoa Corporation were $254 and $753 in the 2016 third quarter and nine-month period, respectively, and $234 and $881 in the 2015 third quarter and nine-month period, respectively.

Cash Pooling Arrangement. Alcoa Corporation engages in cash pooling arrangements with related parties that are managed centrally by ParentCo.

Corporate Allocations and Parent Company Net Investment. ParentCo’s operating model includes a combination of standalone and combined business functions between Alcoa Corporation and Arconic, varying by country and region. The Combined Financial Statements of Alcoa Corporation include allocations related to these costs applied on a fully allocated cost basis, in which shared business functions are allocated between Alcoa Corporation and Arconic. Such allocations are estimates, and also do not represent the costs of such services if performed on a standalone basis.

The Combined Financial Statements of Alcoa Corporation include general corporate expenses of ParentCo that were not historically charged to Alcoa Corporation for certain support functions that are provided on a centralized basis, such as expenses related to finance, audit, legal, information technology, human resources, communications, compliance, facilities, employee benefits and compensation, and research and development activities. For purposes of the Combined Financial Statements, a portion of these general corporate expenses has been allocated to Alcoa Corporation, and is included in the accompanying Combined Statement of Operations within Cost of goods sold, Selling, general administrative and other expenses, and Research and development expenses. These expenses have been allocated to Alcoa Corporation on the basis of direct usage when identifiable, with the remainder allocated based on Alcoa Corporation’s segment revenue as a percentage of ParentCo’s total segment revenue for both Alcoa Corporation and Arconic. Total general corporate expenses allocated to Alcoa Corporation were $61 and $157 in the 2016 third quarter and nine-month period, respectively, and $76 and $205 in the 2015 third quarter and nine-month period, respectively.

All external debt not directly attributable to Alcoa Corporation has been excluded from the accompanying Combined Balance Sheet of Alcoa Corporation. Financing costs related to these debt obligations have been allocated to Alcoa Corporation based on the ratio of capital invested in Alcoa Corporation to the total capital invested by ParentCo in both Alcoa Corporation and Arconic, and are included in the accompanying Statement of Combined Operations within Interest expense. Total financing costs allocated to Alcoa Corporation were $59 and $178 in the 2016 third quarter and nine-month period, respectively, and $63 and $190 in the 2015 third quarter and nine-month period, respectively.

Management believes the assumptions regarding the allocation of ParentCo’s general corporate expenses and financing costs are reasonable.

Nevertheless, the Combined Financial Statements of Alcoa Corporation may not reflect the actual expenses that would have been incurred and may not reflect Alcoa Corporation’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that would have been incurred if Alcoa Corporation had been a standalone company would depend on multiple factors, including organizational structure, capital structure, and strategic decisions made in various areas, including information technology and infrastructure. Transactions between Alcoa Corporation and ParentCo, including sales to Arconic, have been included as related party transactions in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the accompanying Combined Statement of Cash Flows as a financing activity and in the accompanying Combined Balance Sheets as Parent Company net investment.

O. Income Taxes—The effective tax rate for the third quarter of 2016 and 2015 was 86.8% (provision on income) and 550.0% (provision on income), respectively.

The rate for the 2016 third quarter differs from the U.S. federal statutory rate of 35% primarily due to U.S. losses and tax credits with no tax benefit realizable by Alcoa Corporation, somewhat offset by foreign income taxed in lower rate jurisdictions and tax benefits on interest expense eliminated to Parent Company net investment.

The rate for the 2015 third quarter differs from the U.S. federal statutory rate of 35% primarily due to U.S. losses and tax credits with no tax benefit realizable by Alcoa Corporation.

The effective tax rate for the 2016 and 2015 nine-month periods was 712.0% (provision on a loss) and 67.2% (provision on income), respectively.

The rate for the 2016 nine-month period differs (by (747.0) percentage points) from the U.S. federal statutory rate of 35% primarily due to U.S. losses and tax credits with no tax benefit realizable by Alcoa Corporation, slightly offset by foreign income taxed in lower rate jurisdictions and tax benefits on interest expense eliminated to Parent Company net investment.

The rate for the 2015 nine-month period differs from the U.S. federal statutory rate of 35% primarily due to an $85 discrete income tax charge ($51 after noncontrolling interest) for a valuation allowance on certain deferred tax assets in Suriname, which were mostly related to employee benefits and tax loss carryforwards, and U.S. losses and tax credits with no tax benefit realizable by Alcoa Corporation.

P. Subsequent Events—Management evaluated all activity of Alcoa and concluded that no subsequent events have occurred that would require recognition in the Combined Financial Statements or disclosure in the Notes to the Combined Financial Statements, except as described below.

On November 1, 2016, ParentCo completed its separation into two standalone, publicly-traded companies (see Note A).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance of the shares of our common stock being registered. The registrant has agreed with the selling stockholder to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the shares being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and Financial Industry Regulatory Authority, Inc. (“FINRA”) fee.

Securities and Exchange Commission registration fee	$132,737
FINRA fee	172,291
Transfer agent and registrar fees	1,000
Legal fees and expenses	275,000
Accounting fees and expenses	150,000
Printing expenses	125,000

Total	$856,028

Item 14.	Indemnification of Directors and Officers.

Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (the “DGCL”) relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Alcoa Corporation’s amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Alcoa Corporation, or for serving at Alcoa Corporation’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Alcoa Corporation’s amended and restated certificate of incorporation and bylaws also provide that Alcoa Corporation must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Alcoa Corporation has entered into an indemnity agreement with each of its directors and officers. Alcoa Corporation may also carry directors’ and officers’ insurance to protect Alcoa Corporation, its directors, officers and certain employees for some liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since three years before the date of the filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

•	On March 14, 2016, Alcoa Corporation issued 1,000 shares of its common stock to ParentCo pursuant to Section 4(a)(2) of the Securities Act. Alcoa Corporation did not register the issuance of such shares under the Securities Act because such issuance did not constitute a public offering; and

•	On September 27, 2016, Alcoa Nederland Holding B.V., a wholly-owned subsidiary of Alcoa Corporation, completed a debt offering for $750 million aggregate principal amount of 6.75% Senior Notes due 2024 and $500 million aggregate principal amount of 7.00% Senior Notes due 2026 under Rule 144A and Regulation S under the Securities Act. Net proceeds to the registrant from the sale of the notes, after deduction of the discount, were $1,228 million. Net proceeds were used to make a payment to ParentCo to fund the transfer of certain assets from ParentCo to Alcoa Corporation in connection with the separation and distribution, and any remaining net proceeds were or will be used for general corporate purposes. Morgan Stanley & Co. LLC acted as representative of the initial purchasers.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	Financial Statement Schedules

Financial Statement schedules have been omitted because they are not applicable, not required or the required information is included in the combined Financial Statements or notes thereto (see the Index to Financial Statements included on page F-1 in this registration statement).

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on January 18, 2017.

ALCOA CORPORATION

By:	/s/ Roy C. Harvey
Name: Roy C. Harvey
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roy C. Harvey Roy C. Harvey	Chief Executive Officer and Director (Principal Executive Officer)	January 18, 2017

/s/ William F. Oplinger William F. Oplinger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 18, 2017

/s/ Molly S. Beerman Molly S. Beerman	Vice President and Controller (Principal Accounting Officer)	January 18, 2017

* Mary Anne Citrino	Director	January 18, 2017

* Timothy P. Flynn	Director	January 18, 2017

* Kathryn S. Fuller	Director	January 18, 2017

* James A. Hughes	Director	January 18, 2017

* Michael G. Morris	Chairman of the Board	January 18, 2017

* James E. Nevels	Director	January 18, 2017

* James W. Owens	Director	January 18, 2017

Signature	Title	Date

* Carol L. Roberts	Director	January 18, 2017

* Suzanne Sitherwood	Director	January 18, 2017

* Steven W. Williams	Director	January 18, 2017

* Ernesto Zedillo	Director	January 18, 2017

*/s/ Jeffrey D. Heeter Name: Jeffrey D. Heeter	By: Attorney-in-fact	January 18, 2017

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement*

2.1	Separation and Distribution Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.2	Transition Services Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.3	Tax Matters Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.4	Employee Matters Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.5	Amendment No. 1 to Employee Matters Agreement, dated as of December 13, 2016, by and between Arconic Inc. and Alcoa Corporation**

2.6	Alcoa Corporation to Arconic Inc. Patent, Know-How, and Trade Secret License Agreement, dated as of October 31, 2016, by and between Alcoa USA Corp. and Arconic Inc. (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.7	Arconic Inc. to Alcoa Corporation Patent, Know-How, and Trade Secret License Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa USA Corp. (incorporated by reference to Exhibit 2.6 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.8	Alcoa Corporation to Arconic Inc. Trademark License Agreement, dated as of October 31, 2016, by and between Alcoa USA Corp. and Arconic Inc. (incorporated by reference to Exhibit 2.7 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.9	Toll Processing and Services Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Warrick LLC (incorporated by reference to Exhibit 2.8 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.10	Master Agreement for the Supply of Primary Aluminum, dated as of October 31, 2016, by and between Alcoa Corporation and its affiliates and Arconic Inc. (incorporated by reference to Exhibit 2.9 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.11	Massena Land Lease Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa USA Corp. (incorporated by reference to Exhibit 2.10 to the Company’s Current Report on Form 8-K dated November 4, 2016)

2.12	English Translation of Fusina Lease and Operations Agreement by and between Alcoa Servizi S.r.l. and Fusina Rolling S.r.l., dated as of August 4, 2016 (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on August 12, 2016)

3.1	Amended and Restated Certificate of Incorporation of Alcoa Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated November 3, 2016)

3.2	Amended and Restated Bylaws of Alcoa Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated November 3, 2016)

4.1	Stockholder and Registration Rights Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 4, 2016)

Exhibit No.	Description of Exhibit

4.2	Indenture, dated September 27, 2016, among Alcoa Nederland Holding B.V., Alcoa Upstream Corporation and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 10.19 to Amendment No. 4 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 29, 2016)

4.3	Supplemental Indenture, dated as of November 1, 2016, among the entities listed in Annex A thereto, subsidiaries of Alcoa Corporation, Alcoa Corporation, Alcoa Nederland Holding B.V. and The Bank Of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated November 4, 2016)

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP*

10.1	Revolving Credit Agreement dated as of September 16, 2016, among Alcoa Upstream Corporation, as Holdings, Alcoa Nederland Holding B.V., as the Borrower, a syndicate of lenders and issuers named therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.1 to Alcoa Inc.’s Current Report on Form 8-K dated September 19, 2016)

10.2	Amendment No. 1, dated October 26, 2016, to the Revolving Credit Agreement, dated as of September 16, 2016, among Alcoa Upstream Corporation, Alcoa Nederland Holding B.V., the lenders and issuers from time to time party thereto, and JPMorgan Chase Bank, N.A. as administrative agent for the lenders and issuers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 31, 2016)

10.3	Amended and Restated Charter of the Strategic Council for the AWAC Joint Venture (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.4	Third Amended and Restated Limited Liability Company Agreement of Alcoa World Alumina LLC, dated as of November 1, 2016, by and among Alcoa USA Corp., ASC Alumina, Alumina International Holdings Pty Ltd, Alumina (USA) Inc., Reynolds Metals Company, LLC and Reynolds Metals Exploration, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.5	Side Letter of November 1, 2016, between Alcoa Corporation and Alumina Limited clarifying transfer restrictions (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.6	Enterprise Funding Agreement (Restated), dated November 1, 2016, between Alcoa Corporation, Alumina Limited, Alcoa Australian Holdings Pty Ltd, Alcoa of Australia Limited and Enterprise Funding Partnership (as defined therein) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.7	Alcoa Corporation 2016 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to Alcoa Corporation’s Registration Statement on Form S-8 (Commission file number 333-214420), filed on November 3, 2016)

10.8	Alcoa USA Corp. Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on August 12, 2016)

10.9	Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on August 12, 2016)

10.10	Form of Indemnification Agreement by and between Alcoa Corporation and individual directors or officers (incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 13, 2016)

10.11	Aluminum Project Framework Shareholders’ Agreement, dated December 20, 2009, between Alcoa Inc. and Saudi Arabian Mining Company (Ma’aden) (incorporated by reference to Exhibit 10(i) to Alcoa Inc.’s Annual Report on Form 10-K (Commission file number 1-3610) for the year ended December 31, 2009, filed on February 18, 2010)

Exhibit No.	Description of Exhibit

10.12	First Supplemental Agreement, dated March 30, 2010, to the Aluminium Project Framework Shareholders Agreement, dated December 20, 2009, between Saudi Arabian Mining Company (Ma’aden) and Alcoa Inc. (incorporated by reference to Exhibit 10(c) to Alcoa Inc.’s Quarterly Report on Form 10-Q (Commission file number 1-3610) for the quarter ended March 31, 2010, filed on April 22, 2010)

10.13	Kwinana State Agreement of 1961 (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.14	Pinjarra State Agreement of 1969 (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.15	Wagerup State Agreement of 1978 (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.16	Alumina Refinery Agreement of 1987 (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.17	Amended and Restated Limited Liability Company Agreement of Alcoa Alumina & Chemicals, L.L.C. dated as of December 31, 1994 (incorporated by reference to Exhibit 99.4 to Alcoa Inc.’s Current Report on Form 8-K (Commission file number 1-3610), filed on November 28, 2001)

10.18	Shareholders’ Agreement between Alcoa of Australia Limited, Alcoa Australian Pty Ltd and Alumina Limited, originally dated as of May 10, 1996 (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 1, 2016)

10.19	Side Letter of November 1, 2016, between Alcoa Corporation and Alumina Limited clarifying transfer restrictions (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.20	Enterprise Funding Agreement (Restated), dated November 1, 2016, between Alcoa Corporation, Alumina Limited, Alcoa Australian Holdings Pty Ltd, Alcoa of Australia Limited and Enterprise Funding Partnership (as defined therein) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.21	Amendments to Enterprise Funding Agreement, effective January 25, 2008, between Alcoa Inc., certain of its affiliates and Alumina Limited (incorporated by reference to Exhibit 10(f)(1) to Alcoa Inc.’s Annual Report on Form 10-K (Commission file number 1-3610) for the year ended December 31, 2007, filed on February 15, 2008)

10.22	Plea Agreement dated January 8, 2014, between the United States of America and Alcoa World Alumina LLC (incorporated by reference to Exhibit 10(l) to Alcoa Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 13, 2014)

10.23	Alcoa Corporation Change in Control Severance Plan, dated as of December 1, 2016**

10.24	Incentive Compensation Plan of Alcoa Corporation (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.25	Alcoa Corporation Internal Revenue Code 162(m) Compliant Annual Cash Incentive Compensation Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K dated November 4, 2016)

10.26	Form of Alcoa Corporation 2016 Deferred Fee Plan for Directors (incorporated by reference to Exhibit 10.24 to Amendment No. 4 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on September 29, 2016)

Exhibit No.	Description of Exhibit

10.27	Form of Alcoa Corporation Corporate Officer Severance Agreement, effective December 1, 2016**

10.28	Form of Alcoa Corporation Chief Executive Officer and Chief Financial Officer Severance Agreement, effective December 1, 2016**

10.29	Terms and Conditions for Employee Restricted Share Units**

10.30	Terms and Conditions for Employee Stock Option Awards**

10.31	Terms and Conditions for Employee Special Retention Awards**

10.32	Alcoa Corporation Non-Employee Director Compensation Policy, effective November 1, 2016**

10.33	Appendix C to the Alcoa Corporation Deferred Fee Plan for Directors, effective December 1, 2016**

10.34	Terms and Conditions for Deferred Fee Restricted Share Units Director Awards, effective December 1, 2016**

10.35	Terms and Conditions for Restricted Share Units Annual Director Awards, effective December 1, 2016**

15.1	Letter regarding unaudited interim financial information**

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No. 5 to the Company’s Registration Statement on Form 10 (Commission file number 1-37816) filed on October 11, 2016)

23.1	Consent of PricewaterhouseCoopers LLP**

23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1)*

24.1	Power of Attorney**

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.
**	Filed herewith.